Form 20-F
period 2021-12-31
Connect Biopharma Holdings Ltd
filed 2022-03-31
CIK 1835268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number 001-40212

Connect Biopharma Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Science and Technology Park, East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang, Jiangsu, The People’s Republic of China 215400

(Address of principal executive offices)

Dr. Zheng Wei

Science and Technology Park, East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang, Jiangsu, 215400

The People’s Republic of China

Tel: +86 512 5357 7866

Fax: +86 (21) 57940050

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, par value $0.000174 per Share	CNTB	The Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,076,319 Ordinary Shares, par value $0.000174 per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated, references to “we” or “us” or “Company” are references to Connect Biopharma Holdings Limited, together with our direct and indirect wholly owned subsidiaries, Connect Biopharma HongKong Limited, Connect Biopharm LLC, Connect Biopharma Australia PTY LTD, Suzhou Connect Biopharma Co., Ltd., Connect Biopharma (Shanghai) Co., Ltd., Connect Biopharma (Beijing) Co., Ltd. and Connect Biopharma (Shenzhen) Co., Ltd.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our consolidated financial statements were prepared in accordance with U.S. GAAP. Our reporting currency is the renminbi. Unless otherwise indicated, all monetary amounts in this annual report are in renminbi. All references in this annual report to “$”, “US$”, “USD”, “U.S. dollars” and “dollars” mean U.S. dollars and all references to “¥” and “RMB” mean renminbi. This annual report contains translations of specific foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at RMB 6.3757 to $1.00, representing the exchange rate as of December 31, 2021 set forth in the China Foreign Exchange Trade System. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On March 1, 2022, renminbi to U.S. dollars exchange rate was RMB 6.3014 to $1.00 in the China Foreign Exchange Trade System. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Solely for convenience, the trademarks, service marks, logos, copyrights and trade names referred to in this annual report are without the ® and ™ symbols. Such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, logos, copyrights and trade names or that the applicable owner will not assert its rights to these trademarks, service marks, logos, copyrights and trade names. This annual report contains additional trademarks, service marks, logos, copyrights and trade names of others, which are the property of their respective owners. All trademarks, service marks, logos, copyrights and trade names appearing in this annual report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, logos, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this annual report, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, future revenue, timing and likelihood of success, plans and objectives of management for future operations, future results of anticipated products and prospects, plans and objectives of management are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

•
the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;
•
the timing, progress, focus, and results of our ongoing and future preclinical studies and clinical trials, and the reporting and interpretation of data from those studies and trials;
•
our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
•
the market opportunity and competitive landscape for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
•
the success of competing therapies that are or may become available;
•
our estimates of the number and types of patients that we will enroll in our clinical trials;
•
the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;
•
the timing of initiation and completion, and the progress of our drug discovery and research programs;
•
the timing or likelihood of regulatory filings and approvals for our product candidates for various diseases;
•
our ability to obtain and maintain regulatory approval of our product candidates;
•
our plans relating to the further development of our product candidates, including additional indications we may pursue;
•
existing regulations and regulatory developments in the United States, The People's Republic of China (“PRC”), Europe and other jurisdictions;
•
risks associated with COVID-19 and other epidemic diseases, which have and may continue to materially and adversely impact our business, preclinical studies and clinical trials;
•
our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available;
•
our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;
•
our plans regarding, and our ability to enter into, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;
•
the need to hire additional personnel and our ability to attract and retain such personnel;
•
our plans regarding our growth and expanding our operations, including with respect to expanding our senior management team and constructing facilities;
•
our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•
our financial performance;
•
the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•
our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and
•
our anticipated use of our existing resources.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this annual report and are subject to a number of risks, uncertainties and assumptions described in the section titled “Item 3. Key Information – Risk Factors” and elsewhere in this annual report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this annual report, whether as a result of any new information, future events or otherwise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this annual report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Summary of Risk Factors

An investment in our ADSs is subject to a number of risks, including risks related to doing business in the PRC, risks related to our limited operating history, financial position and capital requirements, risks related to the discovery, development and regulatory approval of our product candidates, risks related to our reliance on third parties, risks related to commercialization of our product candidates, risks related to our business operations and industry, risks related to intellectual property, and risks related to ownership of our ADSs. Investors should carefully consider all of the information in this annual report before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Doing Business in the PRC

•
We could be adversely affected by rising political tensions and any potential conflicts between the United States and the PRC.
•
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
•
The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.
•
Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in PRC. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.
•
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. This could have a material and adverse impact on the value of any investment in our ADSs.
•
Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

•
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
•
The approval of a PRC governmental authority may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market. The regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors that could make it more difficult for us to grow through acquisitions.
•
PRC government agencies may exert more oversight and control over offerings that are conducted overseas and non-PRC investment in PRC-based issuers. We face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and could significantly negatively affect the value of our ADSs.
•
Recent litigation, regulatory scrutiny and negative publicity surrounding PRC-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.
•
Our business benefits from financial incentives and discretionary policies granted by local governments in the PRC. Expiration, elimination or reduction of these incentives or policies would have an adverse effect on our results of operations.
•
We may be restricted from transferring our scientific data outside of the PRC.
•
Additional remedial measures could be imposed on PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our consolidated financial statements may be determined to not be in compliance with SEC requirements.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

•
We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.
•
We will require substantial additional financing to achieve our goals.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

•
Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur unforeseen costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
•
We depend on enrollment of patients in our clinical trials for our product candidates and may experience delays or difficulties enrolling patients in our clinical trials.
•
Our product candidates may be associated with serious adverse events or undesirable side effects or have other properties that could delay or halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.
•
We have conducted and may continue to conduct clinical trials for our product candidates in sites outside the United States, and the FDA may not accept data from trials conducted in foreign locations.
•
We are early in our development efforts. If we are unable to successfully develop product candidates or experience significant delays in doing so, our business will be materially harmed.
•
Our approach to the discovery and development of product candidates based on potent T cell modulation activity is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our approach obsolete.
•
We have never conducted later-stage clinical trials or submitted a New Drug Application, or NDA, or Biologics License Application, or BLA, and may be unable to do so for any of our product candidates.
•
The regulatory approval processes of the FDA, the PRC National Medical Products Administration, or NMPA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
•
Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

Risks Related to Our Reliance on Third Parties

•
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and contract research organizations, to conduct some aspects of our preclinical studies and clinical trials.
•
We contract with third parties for the manufacture of our product candidates for preclinical studies and our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately, in some jurisdictions, for commercialization.

Risks Related to Commercialization of Our Product Candidates

•
The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.
•
The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies.

Risks Related to Our Business Operations and Industry

•
We are subject to risks arising from COVID-19 and other epidemic diseases.
•
We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Risks Related to Intellectual Property

•
Our success depends on our ability to obtain, maintain, protect and enforce our intellectual property and our proprietary technologies.

Risks Related to Ownership of Our ADSs

•
An active, liquid trading market for the ADSs may not be maintained, and you may not be able to resell your ADSs at or above the public offering price.

Risks Related to Ownership of Our ADSs

•
The trading price of our ADSs could be highly volatile, and purchasers of the ADSs could incur substantial losses.
•
As a foreign private issuer, we are not subject to some U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•
Holders of our ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.
•
We have identified material weaknesses in our internal control over financial reporting.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specific exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
not being required to submit some executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•
not being required to disclose some executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

Foreign Private Issuer

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from specific provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

In addition, we will not be required to file annual reports and consolidated financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information.

Both foreign private issuers and emerging growth companies also are exempt from some more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

RISK FACTORS

Investors should carefully consider the risks and uncertainties described below and the other information in this annual report, including our consolidated financial statements and related notes appearing elsewhere in this annual report and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest or maintain any investment in our American Depositary Shares, or ADSs. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ADSs could decline and some or all of their value may be lost. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Related to Doing Business in the PRC

We could be adversely affected by rising political tensions and any potential conflicts between the United States and the PRC.

Rising political tensions and any potential conflicts between the United States and the PRC could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S.

capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of PRC-based issuers listed in the United States. It is unclear if this proposed legislation would be enacted.

A substantial part of our drug discovery and clinical operations are conducted in the PRC and the United States, and we are required to comply with the PRC, U.S. or other laws and regulations on import and export controls, including the U.S. Department of Commerce’s Export Administration Regulations. Currently, such laws and regulations do not restrict our ability to offer our U.S.-origin drug discovery tools to our subsidiaries in the PRC. However, we may be affected by future changes in U.S. import or export control laws and regulations. If we were unable to transfer our U.S.-origin drug discovery tools to the PRC, source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

The PRC and the United States have each imposed tariffs that have adversely affected trade between the two countries. It is not yet clear what impact tariff negotiations between the two countries may have or what further actions the governments may take, and tariffs could potentially increase the price of our clinical supplies and negatively impact our business, results of operations and financial condition.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC, where we have significant operations. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented some measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and results of operations. In July 2021, the PRC government provided new guidance on PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities, or VIEs. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our operations in the PRC, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities or require enhanced disclosure by PRC-based companies could adversely affect our business and results of operations. If the business environment in the PRC deteriorates from the perspective of domestic or international investment, the PRC government may intervene with our operations and our business in the PRC and the United States, and the market price of our ADSs could be adversely affected.

The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected some industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry or us that could require us to seek permission from PRC governmental authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the PRC government have indicated an intent to increase the PRC government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in non-PRC markets, as well as non-PRC investment in PRC-based issuers like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our ADSs to significantly decline or become worthless.

The audit report included in this annual report was prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in the PRC, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB.

The inability to conduct PCAOB inspections in the PRC prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. Also, the inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause investors in our ADSs and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in the PRC. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.

As part of a regulatory focus in the United States on access to audit and other information currently protected by foreign national laws, in particular the PRC’s, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law on December 18, 2020, amending the Sarbanes-Oxley Act of 2002 and directing the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the registered public accounting firm of the registrant’s financial statements has not been subject to PCAOB inspection for three consecutive years from the beginning of 2021.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021 the SEC adopted final rules implementing the HFCAA. As a result, the SEC will identify issuers that have filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and the PCAOB is unable to inspect or investigate completely because of a position taken by an authority taken in that jurisdiction. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

In March 2022 the SEC began to identify issuers under the HFCAA. An issuer identified by the SEC will be required to submit documentation to the SEC establishing that it is not owned or controlled by a government entity in that foreign jurisdiction and also will be required to include disclosure in its annual report regarding its audit arrangements and governmental influence on it. If we are so identified, we will be required to comply with the submission and disclosure requirements in our annual report that we file in 2023 for our fiscal year ended December 31, 2022, and if we continue to be so identified for three consecutive years, we may become subject to a trading prohibition on our ADSs by as early as 2024. The trading prohibition could be accelerated to 2023 if the Accelerating Holding Foreign Companies Accountable Act is enacted.

If our auditor fails to be inspected or investigated by the PCAOB before the required deadline due to factors beyond our control, we will be de-listed from Nasdaq, deregistered from the SEC and/or face other risks, which may materially and adversely affect the market price and liquidity of our ADSs, or effectively terminate trading of our ADSs in the United States. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

Even before the required deadlines to meet the PCAOB inspection requirement, these efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. Consequently, we may not be able to raise capital on terms acceptable to us, or at all. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in the PRC, there can be no assurance that our auditor will be able to comply with requirements imposed by U.S. regulators. The trading prohibition on our ADSs resulting from such non-compliance could cause holders of our ADSs to sell our ADSs prior to the effective date of such prohibition or to convert them into our Ordinary Shares. Even before such trading prohibition, the market price of our ADSs could be adversely affected as a result of anticipated negative impacts of executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in the PRC that are listed in the United States, regardless of whether these executive or legislative actions become effective or are implemented and regardless of our actual performance. For example, when the SEC began to identify issuers under the HFCAA in March 2022, the trading price of equity securities of PRC-based companies, including our ADSs, declined.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. This could have a material and adverse impact on the value of any investment in our ADSs.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, and on February 4, 2022, the U.S. House of Representatives passed a bill known as the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate, but also includes a broader range of legislation unrelated to the HFCAA. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the bills currently passed, or when or whether the U.S. President will sign an agreed bill into law. If enacted, such law would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

The PRC has implemented or is implementing rules and is considering a number of additional proposals relating to data protection. The PRC’s new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in the PRC from transferring data stored in the PRC to foreign law enforcement agencies or judicial authorities without prior approval by the authorized PRC governmental authority.

Additionally, the PRC’s Cyber Security Law requires companies to take some organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that the PRC adopt a multi-level protection scheme, or MLPS, under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered.

Recently, the Cyberspace Administration of China (“CAC”) has taken action against several PRC internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of PRC data subjects. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. In July 2021, the CAC and other related authorities released a draft amendment to the 2020 Cybersecurity Review Measures for public comments. On December 28, 2021, the Chinese government promulgated amended Cybersecurity Review Measures (the “2022 Cybersecurity Review Measures”), which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Administrative Regulation”). Under the Draft Administrative Regulation, foreign listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority.

It is unclear at the present time how widespread the cybersecurity review requirement and the enforcement action will be and what effect they will have on the life sciences sector generally and on us in particular. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines or suspension of operations, and this could lead to us de-listing from the U.S. stock market.

Also, recently, the National People’s Congress released the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in the PRC, and the processing of personal information of persons in the PRC outside of the PRC if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in the PRC. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by PRC cyberspace regulators are also required to store in the PRC personal information generated or collected in the PRC, and to pass a security assessment administered by PRC cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law provides for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity or be revoked the relevant business permits or business license by competent authorities. We do not maintain, nor do we intend to maintain, personally identifiable health information of patients in the PRC. We do, however, collect and maintain de-identified health data for clinical trials in compliance with local regulations.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with such laws, rules and regulations could significantly increase the cost of our operations, require significant changes to our operations or even prevent us from operating in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, rules, regulations and other obligations relating to privacy, data protection and information security, it is possible that our operations could fail to meet all of the requirements imposed on us. Any failure on our part to comply, or any compromise of security that results in unauthorized access, use or release of personal information or other data, or the perception or allegation that any failure or compromise has occurred, could damage our reputation, discourage new and existing partners, vendors or other parties from contracting with us or result in investigations, fines, suspension or other penalties by governmental authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our operations are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by such laws, rules and regulations and the recent PRC government actions could materially adversely affect our ability to raise capital, or to do so on favorable terms, including engaging in public or private equity or debt financings in the U.S. market.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our operations in the PRC are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

The PRC has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in the PRC or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

Recently, PRC regulators have announced regulatory actions aimed at providing the PRC government with greater oversight over sectors of the economy in the PRC, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in the PRC. Although the biotechnology industry is already highly regulated in the PRC and while there has been no indication to date that such actions or oversight would apply to companies like us, the PRC government may in the future take regulatory actions that materially adversely affect the business environment and financial markets in the PRC as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The approval of the CSRC may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market. The regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on our understanding of the current PRC laws and regulations, that the CSRC approval under the M&A Rules would not be required in the context of future offerings of our securities in the U.S. market because Connect SZ was incorporated as a domestic company in May 2012 and became a sino-foreign equity venture on August 23, 2012 in compliance with the M&A Rules, such that the M&A Rules are not applicable to it thereafter; provided that the CSRC has not issued any definitive rule or interpretation concerning whether follow-on offerings of securities in the U.S. market are subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or any other PRC regulatory body determines that we need to obtain the CSRC’s approval for follow-on offerings or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for follow-on offerings, we may be unable to obtain such approvals on a timely basis or at all and we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we proceed with an offering of our securities without first receiving any required approvals. In any such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in the PRC by non-PRC investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise if (i) any important industry is concerned,(ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by non-PRC investors that raise “national defense and security” concerns and mergers and acquisitions through which non-PRC investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, we cannot assure you that we are not required to obtain such approval or pass such review under PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position, nor can we predict whether or how long it will take to obtain such approval or pass such review. Any failure to obtain or delay in obtaining the requisite governmental approval or review would subject us to sanctions imposed by the relevant PRC regulatory authority, including orders to stop the illegal act, confiscation of illegal income and a fine ranging from 1% to 10% of the sale amount of the preceding year or not more than 500,000 RMB (the specific amount of fines shall be determined in consideration of the nature of the illegal act, the extent and the period of time during which the act was continuing etc.).

Furthermore, on December 24, 2021, the CSRC released the draft Administrative Provisions on the Offshore Listing and Securities Issuance of PRC-Based Companies and the draft Administrative Measures on the Filing of Offshore Listing and Securities Issuance of PRC-Based Companies for public comments through January 23, 2022 (collectively, the “CSRC Draft Rules”). Under the CSRC Draft Rules, the PRC-based companies involved in any of the following circumstances shall not list or offer securities on foreign exchanges: (i) where the circumstances under which listing for financing is expressly prohibited by the laws, regulations and relevant provisions; (ii) the overseas offering and listing threatens or endangers the national security upon examination and verification by the relevant competent department of the PRC State Council; (iii) a major ownership dispute over the equity, main assets, core technology, etc.; (iv) such PRC-based company or its controlling shareholder or actual controller has, in the past three years, committed a criminal offence such as corruption, bribery, encroachment or misappropriation of property or undermined the order of socialist market economy, or is under investigation by the judicial authority for being suspected of committing a crime or being involved in a major violation of laws or regulations; (v) any director, supervisor or senior management personnel of such PRC-based company has been subject to any administrative punishment in the last three years with serious circumstances, or is subject to a case filing and investigation by the judicial authority for being suspected of a crime or a major violation of laws or regulations; and (vi) any other circumstance recognized by the PRC State Council. Where a PRC-based company falls under any of the aforesaid circumstances prior to its overseas listing and offering, the relevant competent authorities shall request such PRC-based company to suspend or terminate its overseas listing and offering. In addition, an overseas listed Chinese Company may be subject to the following obligations of filing or report: (i) an overseas listed Chinese company shall complete a filing for a follow-on offering with the CSRC within three (3) business days upon the completion of the follow-on offering; (ii) an overseas listed Chinese company shall report detailed information to the CSRC within three (3) business days from the occurrence of the following major events after its overseas listing, including the change of such issuer’s control right, investigation and punishment imposed by the overseas regulatory security authority or the relevant competent authority and the termination of listing voluntarily or compulsorily; and (iii) where there is any material change in the major business and operation activities of an overseas listed Chinese company and such change does not fall within the scope of filing requirement, such issuer shall, within three (3) business days from the occurrence of such change, submit a special report and a legal opinion issued by a PRC law firm to the CSRC to explain the relevant information. It is uncertain whether, when and in what form the CSRC Draft Rules will be enacted. If the CSRC Draft Rules are enacted in the current form, we will be required to make such filing or report with respect to offerings we make in the future. However, we cannot assure you that we will be able to complete such filing or comply with any other requirements that may be imposed on us under the Overseas Listing Rules, on a timely basis or at all. Failure to comply with the filing requirements or any other requirements under the CSRC Draft Rules (if enacted) could result in warnings, a fine ranging from RMB 1 million to RMB 10 million, suspension of specific business operations, orders of rectification and revocation of business license.

PRC government agencies may exert more oversight and control over offerings that are conducted overseas and non-PRC investment in PRC-based issuers. We face uncertainty about future actions by the PRC government that could significantly affect our ability to offer or continue to offer securities to investors and could significantly negatively affect the value of our ADSs.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen administration over illegal securities activities, and the need to strengthen supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of PRC-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain whether we will be required to obtain permission from the PRC government to maintain our listing on any U.S. exchange (including retroactively), and even if such permission is sought, whether it will be denied or rescinded. As a result, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of the PRC with “de facto management bodies” located in the PRC may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore-incorporated enterprise is located in the PRC. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by non-PRC enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our non-PRC investors (should we ever pay dividends) and gains on the sale of our ADSs by our non-PRC investors may become subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty. However, if we or any of our subsidiaries established outside the PRC are considered a PRC resident enterprise, it is unclear whether holders of our ADSs would be able to claim the benefit of income tax treaties or agreements entered into between the PRC and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our ADSs by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of our ADSs may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in the PRC owned by non-PRC companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immovable properties located in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income mainly derives from the PRC; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in the PRC or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of past and future transactions where PRC or other taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations, required to obtain independent valuations, or taxed if we are the transferor in such transactions, and may be subject to withholding obligations if we are the transferee in such transactions under Bulletin 7 and SAT Circular 37. If there are transfers of our securities by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that we should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We and our shareholders face uncertainties with respect to reorganizations or restructurings that we may undertake.

We have historically undertaken various reorganizations and restructurings of our subsidiaries and of intellectual property and other assets. We currently anticipate that we may undertake further reorganizations or restructurings that may, for instance, involve licensing or assigning of intellectual property and other assets, but any further reorganization or restructuring has still to be effected, remains to be fully planned out, would involve complexity, and no assurance can be given that any such reorganization or restructuring would be effective at achieving its intended goals and may result in unintended tax or other consequences that may materially and adversely affect our business, results of operations, financial condition and prospects.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may restrict or prevent us from making loans or additional capital contributions to our PRC subsidiaries.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC.

SAFE promulgated the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the RMB capital converted from non-PRC currency-denominated registered capital of a non-PRC-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from non-PRC currency-denominated registered capital of a non-PRC-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the non-PRC currency-denominated capital of a non-PRC-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from non-PRC currency-denominated registered capital of a non-PRC-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any non-PRC currency we hold, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE promulgated the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which permits non-investment non-PRC-invested enterprises to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective non-PRC investment restrictions and other applicable laws. However, as Circular 28 was issued recently, there are still substantial uncertainties as to its interpretation and implementations in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investments in, our PRC subsidiaries, we cannot assure investors that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use non-PRC currency, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our equity incentive plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year and participate in any share incentive plan of an overseas publicly listed company are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete other procedures, unless some exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See Item 6. “Directors, Senior Management and – Compensation.”

In addition, the SAT has issued some circulars concerning employee share options and restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See Item 6. “Directors, Senior Management and – Compensation.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37. Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as non-PRC individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our securities, nor can we compel our shareholders or beneficial owners to comply with SAFE registration requirements. We cannot assure investors that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or the non-compliant shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute any future profits to investors could be materially and adversely affected.

Governmental control of currency conversion may limit our ability to remit funds out of the PRC and utilize our capital or future revenues effectively and could affect the value of any investment in our ADSs.

The PRC government imposes controls on the convertibility of the renminbi into non-PRC currencies and, in some cases, the remittance of currency out of the PRC. We fund our PRC operations and expect to receive some of our future revenues in renminbi. Approval from or registration with appropriate PRC governmental authorities is required where renminbi is to be converted into non-PRC currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in non-PRC currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than renminbi.

In light of the flood of capital outflows of the PRC in 2016 due to the weakening renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to non-PRC currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient non-PRC currencies to satisfy our non-PRC currency demands, we may not be able to pay dividends in non-PRC currencies to our shareholders, including holders of our ADSs.

Recent litigation, regulatory scrutiny and negative publicity surrounding PRC-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation, regulatory scrutiny and negative publicity surrounding PRC-based companies that are listed in the United States have negatively impacted stock prices for such companies. U.S.-listed public companies that have substantially all of their operations in the PRC have been the subject of intense scrutiny by investors, equity-based research organizations and regulatory agencies, such as the SEC and PCAOB. Some of these companies have become subject to shareholder litigation or are conducting internal or external investigations into allegations of, among other things, accounting irregularities and mistakes, a lack of effective internal controls over financial accounting and inadequate corporate governance policies. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors or litigation, decreases and volatility in our ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

The enforcement of the PRC Labor Law, Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and limit our flexibility to use labor. If we fail to comply with PRC labor-related laws, we may be exposed to penalties.

According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with some exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or not renewed upon expiration in accordance with the PRC Labor Contract Law, except for some situations which are specifically regulated. As a result, our ability to terminate employees is significantly restricted. In addition, the PRC government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees who have worked continuously for not less than 12 months are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to some exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Companies operating in the PRC are required to participate in various government sponsored employee benefit plans, including social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to specific percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement to maintain employee benefit plans has not been implemented consistently by local governments in the PRC given the different levels of economic development in different locations. We may not pay social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for any such failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to penalties, late fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Some of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered some of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Our business benefits from tax benefits or financial incentives and discretionary policies granted by governmental authorities in the PRC. Expiration, elimination or reduction of these incentives or policies would have an adverse effect on our results of operations.

Governmental authorities in the PRC have granted tax benefits or financial incentives to our PRC subsidiaries as part of their efforts to encourage the development of PRC businesses, including in connection with our land use and investment agreements with governmental authorities in the PRC. We are undertaking various obligations and responsibilities under such agreements. We have not obtained necessary permits in connection with the construction of our PRC facilities and the construction project is currently put on hold, with no assurance that the construction can be completed on time or at all or that we will be able to meet all obligations and responsibilities under such agreements, which may result in the loss of financial incentives, deny access to future opportunities, and jeopardize or damage our relationships from or with governmental authorities in the PRC, which in turn would negatively affect our financial condition and results of operations.

The timing, amount and criteria of tax benefits or governmental financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We do not have the ability to influence government authorities in making these decisions. Governmental authorities may decide to reduce or eliminate tax benefits or incentives at any time. In addition, some of the governmental tax benefits or financial incentives are granted on a project or milestone basis and subject to the satisfaction of some conditions, including compliance with the applicable investment or financial incentive agreements and completion of the specific project or milestone therein. We cannot guarantee that we will satisfy all relevant conditions, and if we fail, we may be deprived of the relevant tax benefits or incentives. We cannot assure investors of the continued availability of governmental tax benefits or incentives currently enjoyed by us. Any elimination or reduction of tax benefits or financial or other incentives granted to us would have an adverse effect on our results of operations.

The pharmaceutical industry in the PRC is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.

Most of our research and development operations and facilities are in the PRC, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in the PRC is subject to comprehensive government regulation and supervision encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See Item 4. Business Overview—Government Regulation and Product Approval—PRC Regulation” for a discussion of the regulatory requirements that are applicable to our current and planned business activities in the PRC. In recent years, the regulatory framework in the PRC regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our product candidates in the PRC and reduce the current benefits we believe are available to us from developing and manufacturing product candidates in the PRC. PRC authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in the PRC. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will remain so aligned.

We may be restricted from transferring our scientific data outside of the PRC.

On May 28, 2019, the State Council promulgated the Regulation on the Administration of Human Genetic Resources, or the Regulation, which became effective on July 1, 2019. Under this Regulation, provision of human genetic resources materials (“HGR Materials”) and human genetic resources information (“HGR Information”) to non-PRC parties is subject to different forms of review and pre-approval. HGR Materials refers to genetic materials, such as organs, tissues or cells, which contain the human genome, genes and their products, and HGR Information refers to genetic information or data generated by using the HGR Materials. Only in order to obtain marketing authorization for relevant drugs and medical devices in the PRC and in the event without export, no approval is required in international clinical trial cooperation using the PRC’s HGR Materials and HGR Information at clinical institutions. However, the type, quantity and usage of the HGR Materials and HGR Information to be used shall be filed with the Ministry of Science and Technology, or the MOST, before clinical trials. Otherwise, international cooperation in scientific research carried out by utilization of the PRC’s HGR Materials and HGR Information shall meet specified conditions, and the two cooperative parties shall jointly submit an application, which shall be approved by the MOST. In addition, delivery, mailing or carrying out of HGR Materials outside of the PRC shall be subject to the approval of the MOST, and an export certificate shall be obtained. The provision of HGR Information to non-PRC parties or permitting uses of HGR Information by non-PRC parties requires a record filing with MOST and submission of that corresponding information’s copy. If such provision or permitting uses could impact the public health, national security or public interest of the PRC, an additional security review will be conducted.

If we are unable to obtain the necessary approvals or complete the necessary filing process in a timely manner, or at all, our research and development of product candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant PRC governmental authorities consider the transmission of our materials, data or information to be in violation of relevant regulations, we may be subject to specific administrative penalties imposed by those government authorities, including warnings, orders to make corrections, confiscation of illegal gains as well as the HGR Materials and HGR Information illegally collected and preserved, fines of not less than one million RMB but not more than 10 million RMB (if the illegal gains are more than one million RMB, the fine shall be more than 5 times and less than 10 times the illegal gains), and temporary (1-5 years) or permanent debarment of companies, institutions and responsible persons from further human genetic resources projects, or even criminal liability.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this annual report may be limited. Therefore, investors may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. With respect to our operations and assets in the PRC, there are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, investors may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Investors may experience difficulties in effecting service of legal process, enforcing non-PRC judgments or bringing original actions in the PRC, based on United States or other non-PRC laws, against us, our directors, executive officers or the expert named in this annual report. Therefore, investors may not be able to enjoy the protection of such laws in an effective manner.

With respect to our operations and assets in the PRC, it may not be possible to effect service of process upon us, our directors and officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if an investor obtains a judgment against us, our directors or officers, or the expert named in this annual report in a U.S. court or other court outside the PRC, an investor may not be able to enforce such judgment against us or them in the PRC. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States or most other western countries. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, investors may not be able to bring original actions in the PRC based on the U.S. or other non-PRC laws against us, our directors or officers, or the expert named in this annual report. As a result, shareholder claims that are common in the United States, including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in the PRC.

For example, in the PRC, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to non-PRC entities. Although the local authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within the PRC may further increase difficulties faced by investors in protecting the interests of investors. Therefore, investors may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors in the U.S.

Additional remedial measures could be imposed on PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our consolidated financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to some other PRC-based companies under investigation by the SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. If our independent registered public accounting firm is subject to additional legal challenges or penalties such as suspensions, our ability to file our consolidated financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed consolidated financial statements in compliance with SEC requirements could ultimately lead to our de-listing from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or the PCAOB depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible de-listing. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies such as us and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the de-listing of our ADSs from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company with a limited operating history upon which investors can evaluate our business and prospects. We commenced operations in 2012, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities, establishing our intellectual property portfolio, discovering potential product candidates and conducting preclinical studies and clinical trials. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. We only have CBP-201, CBP-307, and CBP-174 in clinical development. There is no guarantee that we will be able to continue the development of or advance any product candidate into further clinical trials, including to meet the capital requirements for such activities. We have not yet demonstrated an ability to successfully obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.

We have incurred significant operating losses since our inception. If our product candidates are not successfully developed and approved, we may never generate any revenue. Our net losses were RMB 1,306.8 million (USD 205.0 million) and RMB 779.2 million (USD 119.4 million) for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of RMB 2.4 billion (USD 373.0 million). Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, increase our production capacity, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. If we fail to become and remain profitable, the value of our ADSs could be depressed and our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates or even continue our operations could be impaired, and some or all of the value of our ADSs could be lost.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. Our existing capital will not be sufficient for us to fund our product candidates through regulatory approval, and we will need to raise additional capital to complete their development and commercialization.

The development of biopharmaceutical product candidates is capital-intensive. Since our inception, we have used substantial amounts of cash to fund our operations and we expect our expenses to increase in connection with our ongoing activities during the next few years, particularly as we conduct our ongoing and planned clinical trials of CBP-201, CBP-307 and CBP-174, continue research and development for any additional product candidates, and seek regulatory approval for our current product candidates and any future product candidates we may develop. In addition, as our product candidates progress through development and toward commercialization, we may need to make royalty or other payments to our licensors and other third parties. Furthermore, if and to the extent we seek to acquire or in-license additional product candidates or rights in the future, we may be required to make significant upfront payments, milestone payments, licensing payments, royalty payments and/or other types of payments. If we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, we have incurred and expect to continue to incur significant costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital or find alternative sources of financing when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potentially collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. The impact of the COVID-19 pandemic or other unexpected events on the capital markets may affect the availability, amount and type of financing available to us in the future. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates.

Our future financing requirements will depend on many factors, including:

•
the type, number, scope, progress, expansions, results, costs and timing of our clinical trials (especially if and as we move into Phase 3 clinical trials) and preclinical studies of our product candidates which we are pursuing or may choose to pursue in the future;

•
safety concerns related to the use of our product candidates;
•
adverse findings regarding the efficacy of our product candidates as additional information is acquired;
•
the costs and timing of manufacturing for our product candidates, including commercial manufacturing if any product candidate is approved;
•
the costs, timing and outcome of regulatory review of our product candidates;
•
the costs of obtaining, maintaining, enforcing and defending our patents and other intellectual property and proprietary rights and resolving disputes related to third parties’ intellectual property and proprietary rights;
•
our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;
•
the costs associated with hiring additional personnel and consultants as our clinical activities increase;
•
the timing and amount of the royalty or other payments we must make to our licensors and other third parties;
•
the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;
•
our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
•
the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and
•
costs associated with any product candidates, products or technologies that we may in-license or acquire.

Conducting clinical trials (especially if and as we move into Phase 3 clinical trials which are typically substantially more expensive and of longer duration) and preclinical studies is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs, future commercialization efforts or other operations.

Raising additional capital may cause dilution to our shareholders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our business and operational needs through equity offerings, debt financings or other financing sources, including potentially collaborations, licenses and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, investors’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect investors’ rights as a holder of our ADSs. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our ADSs. We may also lose control of the development of our products or product candidates, such as the pace and scope of clinical trials, as a result of such third-party arrangements. If we are unable to raise funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur unforeseen costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

All jurisdictions in which we intend to conduct our clinical drug development activities regulate these activities in great depth and detail. We intend to focus our activities on major markets, including the United States and the PRC. We currently conduct clinical trials, including in the United States, the PRC, Australia and New Zealand and must comply with the numerous and varying regulatory requirements of each jurisdiction. Before obtaining marketing approval from the FDA, the NMPA or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the efficacy and safety of our product candidates. Clinical testing is expensive, time-consuming and subject to uncertainty. A failure of one or more clinical trials can occur at any stage of the process, and the outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

To date, we have not completed any pivotal clinical trials for any of our product candidates. We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. We also cannot be sure that submission of an IND or similar application will result in the FDA, the NMPA or another regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. For example, we initiated in the second half of 2021 a PRC specific pivotal trial evaluating CBP-201 for moderate-to-severe atopic dermatitis, and in light of recent PRC governmental guidelines, we are now expanding that clinical trial in number and types of patients, so that enrollment and availability of data will take longer than originally anticipated. Moreover, even if these trials begin, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

•
inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;
•
delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials;
•
delays or failure in obtaining regulatory authorization to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a study;
•
delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•
delays in identifying, recruiting and training suitable clinical investigators;
•
delays in obtaining required ethics committee or institutional review board, or IRB, approval at each clinical trial site;
•
delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing;
•
insufficient or inadequate supply or quality of product candidates or other materials necessary for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;
•
imposition of a temporary or permanent clinical hold by regulatory authorities for a number of reasons, including after review of an IND or amendment or equivalent foreign application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;
•
developments in trials conducted by competitors for related technology that raises FDA, NMPA or foreign regulatory authority concerns about risk to patients of the technology broadly, or findings by the FDA, the NMPA or a foreign regulatory authority that an investigational protocol or plan is clearly deficient to meet its stated objectives;
•
delays or failure in recruiting, screening and enrolling suitable patients and delays or failure caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;
•
difficulty collaborating with patient groups and investigators;
•
failure by our CROs, other third parties or us to adhere to clinical trial protocols;
•
failure to perform clinical trials in accordance with the FDA’s, the NMPA’s or any other regulatory authority’s good clinical practice requirements, or GCPs, or applicable regulatory guidelines in other countries;

•
occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in trials of the same class of agents conducted by other companies;
•
changes to clinical trial protocols;
•
clinical sites deviating from trial protocol or dropping out of a trial;
•
changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
•
changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•
selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;
•
the cost of clinical trials of our product candidates being greater than we anticipate;
•
clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;
•
transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing processes; and
•
third parties being unwilling or unable to satisfy their contractual obligations to us.

In addition, disruptions caused by the COVID-19 pandemic increased and may continue to increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical and clinical trials. For example, enrollment of our Phase 2 clinical trial of CBP-307 in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. Additionally, enrollment in one Phase 1 clinical trial of CBP-307 and the Phase 1 clinical trial of CBP-174 in Australia have been slow due to the COVID-19 pandemic. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays or failure could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.

Clinical trials must be conducted in accordance with the FDA, the NMPA and other applicable regulatory authorities’ requirements, regulations or guidelines, which can change unexpectedly and significantly, and are subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays or failure in the development of our product candidates if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, the NMPA or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the NMPA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials in foreign countries for our product candidates, as in our ongoing clinical trials, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services, languages or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries, including war. For example, we have engaged CROs to conduct clinical trials outside of the U.S., including in Ukraine for our ongoing CBP-307 and CBP-201 trials. Russia’s invasion of Ukraine in February 2022 may impact our ability to conduct some of our trials in Ukraine and the surrounding region and may prevent us from obtaining data on patients already enrolled at sites in these countries. This could hinder the completion of our clinical trials and/or analyses of clinical results, which could materially harm our business.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under some circumstances, we may be required to report some of these relationships to the FDA, the NMPA or comparable foreign regulatory authorities. The FDA, the NMPA or a comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA, the NMPA or a comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, the NMPA or a comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of our product candidates.

Delays or failure in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate product revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any delays to or failure in our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

We depend on enrollment of patients in our clinical trials for our product candidates. If we experience delays or difficulties enrolling patients in our clinical trials, our research and development efforts and business, financial condition, and results of operations could be materially adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patient candidates. These trials and other trials we conduct may be subject to delays for a variety of reasons, including as a result of patient enrollment taking longer than anticipated, patient withdrawal or adverse events. These types of developments could cause us to delay the trial or halt further development.

Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. In addition, there may be limited patient pools from which to draw for clinical studies. The eligibility criteria of our clinical studies will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study.

Patient enrollment also depends on many other factors, including:

•
the size and nature of the patient population;
•
the severity of the disease under investigation;
•
eligibility criteria for the trial;
•
the proximity of patients to clinical sites;
•
the design of the clinical protocol;
•
the ability to obtain and maintain patient consents;
•
the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•
the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;
•
the availability of competing clinical trials;
•
the availability of new drugs approved or drug candidates under investigation for the indication the clinical trial is investigating; and
•
clinicians’ and patients’ perceptions as to the potential risks and advantages of the drug being studied in relation to other available therapies.

These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner, or may require us to abandon one or more clinical trials altogether. For example, enrollment of our Phase 2 clinical trial of CBP-307 in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic and enrollment in one Phase 1 clinical trial of CBP-307 and the Phase 1 clinical trial of CBP-174 in Australia have been slow due to the COVID-19 pandemic. In addition, we have engaged CROs to conduct clinical trials outside of the U.S., including in Ukraine for our ongoing CBP-307 and CBP-201 trials. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates may be associated with serious adverse events or undesirable side effects or have other properties that could delay or halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the NMPA or other comparable foreign regulatory authorities for such product candidates.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in previous trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale clinical trials or, in some cases, after they are made available to patients on a commercial scale following approval. In the single-dose regimen of our Phase 1 trial of CBP-307, one healthy adult treated with 2.5mg of CBP-307 experienced bradycardia associated with transient asystole, which was deemed a treatment-related serious adverse event. The subject was treated with high-flow oxygen and fully recovered.

If any serious adverse events occur, clinical trials or commercial distribution of any product candidates or products we develop or commercialize could be suspended or terminated, and our business could be seriously harmed. Treatment-related side effects could also affect patient recruitment and the ability of enrolled patients to complete the trial or result in potential liability claims. Regulatory authorities could order us to cease further development of, deny approval of, or require us to cease selling any product candidates or products for any or all targeted indications. If we are required to delay, suspend or terminate any clinical trial or commercialization efforts, the commercial prospects of such product candidates or products may be harmed, and our ability to generate product revenues from them or other product candidates that we develop may be delayed or eliminated. Additionally, if one or more of our product candidates receives marketing approval and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

•
regulatory authorities may suspend, limit or withdraw approvals of such product, or seek an injunction against its manufacture or distribution;
•
regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
•
we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;
•
we may be required to create a risk evaluation and mitigation strategy, or REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients;
•
we may be subject to fines, injunctions or the imposition of criminal penalties;
•
we could be sued and held liable for harm caused to patients; and
•
our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could seriously harm our business.

We have conducted and may continue to conduct clinical trials for our product candidates in international sites, and the applicable regulatory authority may not accept data from trials conducted in foreign locations.

We have conducted, and may in the future choose to conduct, clinical trials outside the United States for our product candidates. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to specific conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the study is well designed, conducted, performed, monitored, audited, recorded, analyzed, and reported in a way that provides assurance that the data and reported results are credible and accurate and that the rights, safety, and well-being of trial subjects are protected, in accordance with GCP requirements. FDA must also be able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept the data from our clinical trials of our product candidates, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

Interim, “top-line” or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose top-line or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Moreover, caution should be exercised in drawing any conclusions from a comparison of data that does not come from head-to-head analysis. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line or preliminary data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Disclosure of interim data by us or by our competitors could also result in volatility in the price of our ADSs.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimations, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our ADSs. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and investors or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We may attempt to secure approval from the FDA, the NMPA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, the NMPA or comparable foreign regulatory authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA, the NMPA or comparable foreign regulatory authorities may seek to withdraw accelerated approval.

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval program in the United States, for example, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA, the NMPA, or comparable foreign regulatory authorities may withdraw approval of the drug.

Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA, the NMPA, or comparable foreign regulatory authorities and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA or BLA, for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent regulatory feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA, the NMPA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type.

Further, there have been recent regulatory initiatives in the PRC in relation to clinical trial approvals, the evaluation and approval of some drugs and medical devices and the simplification and acceleration of the clinical trial process. As a result, the regulatory process in the PRC is evolving and subject to change.

A failure to obtain accelerated approval or any other form of expedited development, review or approval for one of our product candidates would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We are early in our development efforts and have only three product candidates, CBP-201, CBP-307, and CBP-174, in clinical development. If we are unable to successfully develop product candidates or experience significant delays in doing so, our business will be materially harmed.

We are in the early stages of our development efforts and have only three product candidates, CBP-201, CBP-307 and CBP-174, in clinical development. Any additional product candidates will need to progress through IND-enabling studies prior to clinical development. We have invested substantially all of our efforts and financial resources into developing our current product candidates, identifying potential product candidates and conducting preclinical studies and clinical trials. As a result, we have limited infrastructure and experience in conducting clinical trials as a company and in engaging in regulatory interactions, and cannot be certain that our ongoing or planned clinical trials will be initiated or completed on time, if at all, that our planned development programs would be acceptable to the FDA, the NMPA or other comparable foreign regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized.

Because of the early stage of our development and clinical programs, the success of our product candidates will depend on several factors, including the following:

•
successful enrollment in clinical trials and completion of clinical trials and preclinical studies with favorable results;

•
submission of and authorization to proceed with clinical trials under INDs by the FDA or similar regulatory filing by the NMPA or comparable foreign regulatory authorities for the conduct of clinical trials of our preclinical product candidates and our proposed design of future clinical trials;
•
demonstrating safety, purity, potency and/or efficacy of our product candidates to the satisfaction of applicable regulatory authorities;
•
receipt of marketing approvals from applicable regulatory authorities, including NDAs or BLAs from the FDA or similar regulatory filings from the NMPA or comparable foreign regulatory authorities, and maintaining such approvals;
•
making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;
•
establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
•
establishment, maintenance, enforcement and defense of patent, trade secret and other intellectual property and proprietary protection or regulatory exclusivity for our product candidates;
•
maintaining an acceptable safety profile of our products following approval, if any;
•
the impact of the COVID-19 pandemic on our current or future clinical trials, including any enrollment delays; and
•
maintaining and growing an organization of people who can develop our products and technology.

The success of our business, including our ability to finance our business and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our product candidates, which may never occur. We may not succeed in demonstrating the safety or efficacy for any product candidates in clinical trials or in obtaining marketing approval thereafter. Given our early stage of development, it may be several years, if at all, before we have demonstrated the safety or efficacy of any of our product candidates sufficient to warrant approval for commercialization. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.

Our approach to the discovery and development of product candidates based on potent T cell modulation activity is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our approach obsolete.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on the rapid identification of molecules with potent T cell modulation activity, which is a novel and unproven approach. Our drug screening approach is designed to enable us to identify and develop product candidates targeting multiple allergic and autoimmune diseases.

While we believe our preclinical, Phase 1 and/or Phase 2 results for each of CBP-201, CBP-307, and CBP-174 were supportive of further clinical development, we have not yet succeeded and may never succeed in demonstrating the safety and efficacy of any of our product candidates in later stage clinical trials or in obtaining marketing approval thereafter. We do not have any other product candidates in clinical development.

Our approach to targeting molecules that we believe have potent T cell modulation activity may be unsuccessful in identifying additional product candidates, and any product candidates based on our technology may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the product candidates unmarketable or unlikely to receive marketing approval. Further, adverse developments with respect to any of our CBP-201, CBP-307 and CBP-174 programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our future product candidates based on our drug-screening approach.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our T cell modulating activity approach. If we fail to stay at the forefront of technological change in utilizing this technology and approach to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our approach obsolete, or limit the commercial value of our product candidates, by advancing existing technological approaches or developing new or different approaches (including, for example, using different targeting approaches from ours), potentially eliminating the advantages that we believe we derive from our targeting of molecules with potent T cell modulation activity. By contrast, adverse developments with respect to other companies that attempt to use a similar T cell modulation approach to ours may adversely impact the actual or perceived value of and potential of our product candidates.

If any of these events occur, we may be forced to abandon our development efforts for one or more programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We have never conducted later-stage clinical trials or submitted an NDA or BLA, and may be unable to do so for any of our product candidates.

We are early in our development efforts for our product candidates, and we will need to successfully complete pivotal clinical trials in order to obtain FDA, NMPA or comparable foreign regulatory approval to market any of our current or future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA or BLA is a complicated and expensive time-consuming process. We have not previously conducted any pivotal clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted an IND or an NDA or BLA or other comparable foreign regulatory submission for any product candidate. We also plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years, which may be a difficult process to manage with our limited resources and which may divert the attention of management. In addition, we have had limited interactions with the FDA, the NMPA, and comparable foreign regulatory authorities and cannot be certain how many additional clinical trials of CBP-201, CBP-307, CBP-174 or any of our other product candidates will be required or how such trials should be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that will support regulatory submissions and lead to approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting NDAs or BLAs for and commercializing our product candidates.

The regulatory approval processes of the FDA, the NMPA and comparable foreign authorities are lengthy, time consuming and unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA, the NMPA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary unexpectedly and significantly among jurisdictions. We have not obtained regulatory approval for any product candidate in the United States, the PRC or any other jurisdiction, and it is possible that any product candidates we may seek to develop in the future will never obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or any other jurisdiction until we receive regulatory approval of an NDA or BLA from the FDA or the comparable foreign regulatory submission from a foreign regulatory authority.

Prior to obtaining approval to commercialize a product candidate in the United States, the PRC or elsewhere, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, the NMPA or foreign regulatory agencies, as applicable, that such product candidates are safe and effective, or in the case of biologics, safe, pure, and potent, for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, the NMPA or other regulatory authorities. The FDA, the NMPA or other foreign regulatory authorities may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program.

The FDA, the NMPA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates, or require us to conduct additional nonclinical or clinical testing or abandon a program for many other reasons, including the following:

•
the FDA, the NMPA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•
we may be unable to demonstrate to the satisfaction of the FDA, the NMPA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
•
the results of our clinical trials may not meet the level of statistical significance required for approval by the FDA, the NMPA or comparable foreign regulatory authorities;
•
serious and unexpected drug or biologic-related side effects experienced by participants in our clinical trials or by individuals using drugs or biologics similar to our product candidates;
•
we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•
the FDA, the NMPA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•
the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of a BLA or NDA or other submission or to obtain regulatory approval in the United States, the PRC or elsewhere;
•
the FDA, the NMPA or applicable foreign regulatory authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;
•
our clinical sites, investigators or other participants in our clinical trials may deviate from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;
•
the FDA, the NMPA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of ours or third-party manufacturers with which we contract for clinical and commercial supplies; and
•
the approval policies or regulations of the FDA, the NMPA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA, the NMPA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete clinical trials and receive approval of an NDA, BLA or foreign marketing application for our product candidates, the FDA, the NMPA or comparable foreign regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a REMS, which may be required to ensure safe use of the drug after approval. The FDA, the NMPA or the comparable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested. Any delay in obtaining, or inability to obtain, the applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

Disruptions at the FDA, the NMPA, comparable foreign regulatory authorities, and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, the NMPA, comparable foreign regulatory authorities and other government agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the regulatory authority’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the regulatory authority’s ability to perform routine functions. For example, average review times at the FDA and the NMPA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA, the NMPA and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and some regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, in March 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020 the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, in July 2020, the FDA resumed some on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA utilized this risk-based assessment system to assist in determining when and where it was safest to conduct prioritized domestic inspections. Additionally, on April 14 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of some drug manufacturing facilities and clinical research sites, among other facilities. According to the guidance, the FDA may request such remote interactive evaluations where the FDA determines that remote evaluation would be appropriate based on mission needs and travel limitations. In May 2021, the FDA outlined a detailed plan to move toward a more consistent state of inspectional operations, and in July 2021, the FDA resumed standard inspectional operations of domestic facilities and was continuing to maintain this level of operation as of September 2021. More recently, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, the NMPA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, the NMPA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Risks Related to Our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct some aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors, including our CROs, are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the NMPA and comparable foreign regulatory authorities for our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties, including our CROs, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the NMPA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure investors that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under Current Good Manufacturing Practice, or cGMP, regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal, state or foreign fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if they do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised or incorrect due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be unproductive and may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or precluded entirely.

Our clinical sites and CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our clinical sites and CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of some products and services to countries, governments, and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed as a result of military conflicts in other countries may impact CROs’ ability to continue activities at clinical trial sites within regions covered by such sanctions. For example, as a result of the military conflict between Russia and Ukraine, the United States and its European allies have recently announced the imposition of sanctions on specific industry sectors and parties in Russia and the regions of Donetsk and Luhansk in Ukraine, as well as enhanced export controls on some products and industries. These and any additional sanctions and export controls, as well as any economic countermeasures by the governments of Russia or other jurisdictions, could adversely impact our ability to continue activities at clinical trial sites within regions covered by such sanctions or directly or indirectly disrupt our supply chain. If we or our third-party contractors, including our CROs, fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of some export privileges.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative sites or CROs or to do so on commercially reasonable terms. Switching or adding additional sites and CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new site or CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, clinical sites and CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs and through them clinical sites, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We contract with third parties for the manufacture of our product candidates for preclinical studies and our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately, in some jurisdictions, for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We are planning to construct facilities to be used to develop and manufacture preclinical and clinical material for future clinical trials for some product candidates and to build commercial supply in some jurisdictions, including the PRC. However, we rely, and we expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials. We do not have long-term supply agreements. Furthermore, the raw materials for our product candidates are sourced, in some cases, from a single-source supplier. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. For example, the extent to which the continuing COVID-19 pandemic impacts our ability to procure sufficient supplies for the development of our product candidates will depend on the severity and duration of the spread of the virus and variants of the virus, and the actions undertaken to contain COVID-19 or treat its effects.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We are continuously evaluating multiple vendors both in the PRC and outside of the PRC to ensure that we have a continuous supply of product candidates for global studies and trials. However, we may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•
the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;
•
the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;
•
the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;
•
the breach by the third-party contractors of our agreements with them;
•
the failure of the third-party contractors to comply with applicable regulatory requirements;
•
the failure of the third party contractors to manufacture our product candidates according to our specifications;
•
the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or study drug or placebo not being properly identified;
•
clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and
•
the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States or successfully manufacture material that conforms to our specifications. If our contract manufacturers cannot comply with the strict regulatory requirements of the FDA, the NMPA or other comparable foreign regulatory authorities, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the NMPA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. If we, or if our third-party manufacturers, fail to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or drugs may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on other third parties to manufacture our product candidates and to perform development, quality testing and other services, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, consulting agreements or other similar agreements with our advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements are intended to limit the rights of the third parties to use or disclose our confidential information, but such agreements could be breached, and we might not enter into such agreements with all applicable parties. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, the discovery by a competitor or other third party of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We expect to seek to enter into collaborations, licenses and other similar arrangements and may not be successful in doing so, and even if we are, we may not realize the benefits of such relationships.

We expect to seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs or other reasons affecting our ability to develop or commercialize the product candidates or manufacturing constraints in some or all jurisdictions. We may not be successful in our efforts to establish other such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. Further, any future collaboration agreements may restrict us from entering into additional agreements with potential collaborators. We cannot be certain that, following a strategic transaction or license, we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed, the safety of a product candidate is questioned or sales of an approved product candidate are unsatisfactory.

In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for some rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation, or the SAMR. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we will need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Risks Related to Commercialization of Our Product Candidates

Even if our product candidates receive regulatory approval, they will be subject to ongoing regulatory review and significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidates, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, the NMPA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, sampling, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMP and GCPs for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA, the NMPA and other regulatory authorities to ensure compliance with cGMP or similar regulations and standards. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

In addition, failure to comply with FDA, NMPA and other comparable foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including:

•
delays in reviewing or the rejection of product applications or supplements to approved applications;
•
require us to change the way a product is distributed, conduct additional clinical trials, change the labeling of a product or require us to conduct additional post-marketing studies or surveillance;
•
restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
•
restrictions on the products, manufacturers or manufacturing process;
•
warning or untitled letters;
•
civil and criminal penalties;
•
injunctions;
•
suspension or withdrawal of regulatory approvals;
•
product seizures, detentions or import bans;
•
voluntary or mandatory product recalls and publicity requirements;
•
total or partial suspension of production; and
•
imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s, the NMPA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

The FDA, the NMPA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA, the NMPA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the NMPA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.

Our product candidates may not be commercially successful. Even if any of our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or others in the medical community. The commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products, if approved for commercial sale, will depend on a number of factors, including:

•
demonstration of clinical efficacy and safety compared to other more established products;
•
the indications for which our product candidates are approved;
•
the limitation of our targeted patient population and other limitations or warnings contained in any regulatory authority-approved labeling;
•
acceptance of a new drug or biologic for the relevant indication by healthcare providers and their patients;

•
the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;
•
our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;
•
the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in absence of sufficient either with or without third-party coverage and adequate reimbursement;
•
any restrictions on the use of our products, and the prevalence and severity of any adverse effects;
•
potential product liability claims;
•
the timing of market introduction of our products as well as competitive drugs;
•
the effectiveness of our or any of our potential future collaborators’ sales and marketing strategies; and
•
unfavorable publicity relating to the product.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients, healthcare payors or others in the medical community, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and healthcare payors regarding the benefits of our products may require significant resources and may never be successful.

The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid in the U.S., private health insurers, and other third-party payors are essential for most patients to be able to access and afford prescription medications such as our product candidates, if approved. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize our products. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or coverage policies may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the PRC, the European Union, or EU, or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

In the United States, governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage processes may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage will be applied consistently or obtained in the first instance. It is possible that a third-party payor may consider our products as substitutable and only offer to provide coverage for a less expensive product.

Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. These payors may deny or revoke the reimbursement amount of a given product at any time. If reimbursement is not available or is available at only limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement of our products.

Third-party payors increasingly are challenging prices paid for pharmaceutical products and services and requesting discounts or rebates through pharmacy benefit managers. Even if we are successful in demonstrating improved efficacy or safety with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. As a result, market prices, including discounts we may be required to provide, for our products may be too low to enable us to realize an appropriate return on our investment in product development. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, including the PRC, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

In the PRC, the National Healthcare Security Administration of the PRC, or the NHSA, or provincial or local healthcare security authorities, together with other government authorities, review the inclusion or removal of drugs from the PRC’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List, or the NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program regularly, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. There can be no assurance that any of our product candidates will be included in the NRDL after initial approval for commercial sale. Historically, pharmaceutical products included in the NRDL are typically generic and essential drugs, while innovative drugs similar to our product candidates have been more limited on their inclusion in the NRDL due to cost constraints. Since 2019, innovative drugs similar to ours are subject to pricing negotiation with the NHSA for the NRDL inclusion, potentially with significant price reduction. If we were to successfully launch commercial sales of our products but fail in our efforts to have our products included in the NRDL, our revenue from commercial sales will be highly dependent on patient self-payment, which can make our products less competitive.

Moreover, increasing efforts by governmental and third-party payors in the United States, the PRC and other jurisdictions to cap or reduce healthcare costs may cause payors to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the overall rising costs of healthcare, the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative or regulatory changes. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Outside the United States and the PRC, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits.

We face significant competition, and if our competitors develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize products may be adversely affected.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products or product candidates competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates. In particular, there is intense competition in the fields of immunology and inflammation. Our competitors include larger and better funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions who may be active in the indications we are targeting and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling patients for clinical trials and in identifying, in-licensing and establishing intellectual property and proprietary protection for new product candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect to face competition from existing products and products in development for each of our product candidates as described in the section titled “Business—Competition” elsewhere in this annual report.

We have competitors in the United States, the PRC and elsewhere, including major multinational pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies. Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

If the market opportunities for our products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

The precise incidence and prevalence for all the conditions we aim to address with our product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these diseases.

The total addressable market across our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of our product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States, the PRC and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.

We currently have no marketing and sales organization and have no experience as a company in commercializing products, and we may have to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If any of our product candidates ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company in the marketing, sale and distribution of biopharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenues and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize our product candidates in foreign markets. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for any of our product candidates. To obtain separate regulatory approval in many other countries or areas we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of our product candidates.

If we obtain regulatory approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

•
efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of product candidates;
•
different regulatory requirements for approval of drugs in foreign countries;
•
reduced protection for intellectual property and other proprietary rights;
•
the existence of additional third-party patent rights of potential relevance to our business;
•
unexpected changes in tariffs, trade barriers and regulatory requirements;
•
the effects of applicable non-PRC tax structures and potentially adverse tax consequences;
•
changes in a specific country’s or region’s political and cultural climate or economic condition;
•
economic weakness, including inflation, or political instability in particular foreign economies and markets;
•
compliance with tax, employment, immigration and labor laws for employees living or traveling;
•
foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•
foreign reimbursement, pricing and insurance regimes;
•
difficulty of effective enforcement of contractual provisions in local jurisdictions;
•
workforce uncertainty in countries where labor unrest is common;
•
failure of our employees and contracted third parties to comply with rules and regulations of the U.S. Treasury Department’s Office of Foreign Assets Controls and the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other applicable rules and regulations;
•
the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;
•
production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•
the illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices; and
•
business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters, including earthquakes, typhoons, floods and fires, or public health epidemics, including the COVID-19 pandemic.

Risks Related to Our Business Operations and Industry

We are subject to risks arising from COVID-19 and other epidemic diseases.

In December 2019, a novel strain of coronavirus, COVID-19, was first reported in Wuhan, PRC and has since become a global pandemic. In an effort to contain the spread of COVID-19 and variants of the virus (when we refer to COVID-19 in this annual report we include its variants), many countries, including the PRC, the United States and most other jurisdictions around the world, have imposed unprecedented restrictions on travel, business closures, quarantines and lock-downs, resulting in a substantial reduction in economic activity.

As COVID-19 has continued to evolve, it has resulted in adverse effects in the global economy and financial markets, such as significant volatility in the global stock markets. The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 have and may continue to negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, and have caused, and may further cause, disruptions to our supply chain and may impair our ability to execute our business development strategy. For example, enrollment of our Phase 2 clinical trial of CBP-307 in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. Additionally, enrollment in one Phase 1 clinical trial of CBP-307 and the Phase 1 clinical trial of CBP-174 in Australia have been slow due to the COVID-19 pandemic. In response to the COVID-19 pandemic, we have transitioned to a hybrid model with some of our employees generally working both remotely and onsite, and we anticipate we will continue to use this model going forward. In the event that government authorities were to enhance current restrictions, our employees who currently are working onsite may no longer be able to access our facilities, and our operations may be limited or curtailed.

COVID-19’s continuing impact and any future epidemic diseases may cause disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•
delays in receiving authorizations from local regulatory authorities to initiate our planned clinical trials;
•
delays or additional difficulties in enrolling and retaining patients in our clinical trials;
•
risk that patients may withdraw from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine, which could adversely influence the results of a clinical trial by increasing the number of adverse events or patients lost to follow-up;
•
delays or difficulties in clinical site initiation or expansion, including difficulties in recruiting clinical site investigators and clinical site staff;
•
delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruptions in global shipping that may affect the transport of clinical trial materials;
•
changes in regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
•
diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•
interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;
•
delays in necessary interactions with regulators, ethics committees and other agencies and contractors due to limitations in employee resources or forced furloughs of government or contractor personnel;
•
interruption or delays in the operations of the FDA, the NMPA or other regulatory authorities, which may adversely affect review and approval timelines; and
•
refusal of a regulatory authority to accept data from clinical trials in affected geographies outside its jurisdiction.

These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

Our clinical trials have been, and may in the future be, affected by COVID-19. For example, some of our clinical trial sites experienced slow-down of enrollment of new patients in clinical trials, denied access to site monitors and were otherwise impacted in some of their operations. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted. We and our CROs have also made some adjustments to the operation of our trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA on March 18, 2020 and most recently updated on January 27, 2021, and may need to make further adjustments in the future. Many of these adjustments are new and untested, may not be effective in mitigating risks, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. These events could delay our clinical trials, increase the cost of completing our clinical trials and negatively impact the integrity, reliability or robustness of the data from our clinical trials.

In addition, quarantines, shelter-in-place and similar government orders related to COVID-19 or other epidemic or infectious diseases, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could adversely affect personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or other securities and such sales may be on unfavorable terms.

COVID-19 and other epidemic or infectious diseases, as well as actions taken to reduce their spread continue to rapidly evolve. The extent to which COVID-19 and other epidemic or infectious diseases may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the PRC, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•
the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our product candidates, which may change from time to time;
•
coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products;
•
the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;
•
the timing and amount of the royalty or other payments we must make to the licensors and other third parties from whom we have in-licensed our acquired our product candidates, including payments due upon a change in control of our subsidiaries;
•
expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;
•
the level of demand for any approved products, which may vary significantly;
•
future accounting pronouncements or changes in our accounting policies; and
•
the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ADSs could decline substantially. Such an ADS price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We are highly dependent upon our senior management, particularly our Chief Executive Officer and our President and Chairman, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our planned clinical trials or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees, except for our Chief Executive Officer and our President and Chairman. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We compete for qualified management and scientific personnel with other life science and technology companies, universities, and research institutions in the United States, the PRC and other countries. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among pharmaceutical, biotechnology and other businesses. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We may encounter difficulties in managing our growth and expanding our operations successfully, including with respect to expanding our senior management team and constructing facilities.

We had 108 full-time employees as of December 31, 2021. We have been experiencing challenges in attracting and retaining qualified personnel, including with respect to expanding our senior management team. We expect to continue to hire, but could encounter difficulties in finding and securing sufficient candidates that meet our needs in a timely manner and on favorable terms.

We plan to expand our facilities in the United States and the PRC to support our growth, including the clinical development and potential commercialization of our product candidates. However, if we are unable to obtain adequate committed third party financing or if there are otherwise delays in bringing the facilities on-line, we may not have sufficient capacity to meet our long-term requirements. In addition, we are making significant investments and undertaking various obligations and responsibilities, including in connection with our land use and investment agreements with governmental authorities in the PRC. We face challenges in meeting timelines in connection with the construction of our PRC facilities, including having not obtained necessary permits, with no assurance that this investment can be recouped or that we will be able to meet all obligations and responsibilities under such agreements, which may result in land retrieval, penalties and/or fines, the loss of financial incentives, or the loss of access to future opportunities, and jeopardize or damage our relationships, from or with governmental authorities in the PRC, which in turn would have a negative effect on our financial condition and results of operations.

As we continue development and pursue the potential commercialization of our product candidates, as well as function as a public company, we will need to continue to expand our financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

Because we have multiple product candidates in our clinical pipeline and are considering a variety of target indications, we may expend our limited resources to pursue a particular product candidate and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on specific product candidates, indications and development programs. We also plan to conduct several clinical trials for multiple product candidates in parallel over the next several years, which may make our decision as to which product candidates to focus on more difficult. As a result, we may forgo or delay pursuit of opportunities with other product candidates that could have had greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through future collaborations, licenses and other similar arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Additionally, we may pursue additional in-licenses or acquisitions of development-stage assets or programs, which entails additional risk to us. Identifying, selecting and acquiring promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a particular product candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring and developing products that ultimately do not provide a return on our investment.

We have incurred and may continue to incur significant costs for our clinical trials for CBP-201 and CBP-307.

The majority of our third-party expenses have been related to the development of CBP-201 and CBP-307. During the years ended December 31, 2020 and 2021, we spent RMB 58.5 million and RMB 349.5 million (USD 54.8 million), respectively, in clinical trial related expenses relating to CBP-201, and RMB 46.5 million and RMB 112.3 million (USD 17.6 million), respectively, in clinical trial related expenses relating to CBP-307. Product candidates in a later-stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our costs to increase as we continue clinical trials (especially if and as we move into Phase 3 clinical trials) and, if we manufacture or have manufactured, CBP-201 and CBP-307.

We cannot determine with certainty the timing or costs or probability of success of current or future clinical trials of CBP-201 and CBP-307 due to the inherently unpredictable nature of clinical development. We anticipate that we will make determinations as to which indications to pursue, as well as how much funding is needed to direct to each indication on an ongoing basis in response to the results of clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for clinical development of CBP-201 and CBP-307 and if either or both of CBP-201 and CBP-307 can be commercialized.

Our clinical development costs for CBP-201 and CBP-307 are highly uncertain and may vary significantly based on factors such as:

•
per patient trial costs;
•
the number of trials required for approval;
•
the number of sites included in the trials;
•
the countries in which the trials are conducted;
•
the length of time required to enroll eligible patients;
•
the number of patients that participate in the trials;
•
the drop-out or discontinuation rates of patients;
•
potential additional safety monitoring requested by regulatory agencies;
•
the duration of patient participation in the trials and follow-up;
•
the cost and timing of manufacturing our product candidates;
•
the phase of development of our product candidates; and
•
the efficacy and safety profile of our product candidates.

Any of these variables with respect to the development of CBP-201 and CBP-307 could result in a significant change in the costs and timing associated with their development. Despite our efforts and the costs incurred and to be incurred, we may never succeed in obtaining regulatory approval for either or both of CBP-201 and CBP-307, which could significantly harm our business, operating results, prospects or financial condition.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, or FCPA, and Chinese anti-corruption laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

We are subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly mainland China. As our business continues to expand, the applicability of the FCPA and other anti-bribery laws to our operations will continue to increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

We are subject to various foreign, federal, and state healthcare laws and regulations, and failure to comply with these laws and regulations could harm our results of operations and financial condition.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

•
the U.S. Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. A conviction for violation of the federal Anti-Kickback Statute can result in criminal fines and/or imprisonment and requires mandatory exclusion from participation in federal health care programs. Exclusion from the federal healthcare programs may also be imposed if the government determines that an entity has committed acts that are prohibited by the federal Anti-Kickback Statute;

•
the U.S. false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false or fraudulent claim or statement for violations;

•
the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•
the U.S. Physician Payments Sunshine Act, which requires some manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with some exceptions) to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), some non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives) and teaching hospitals as well as ownership and investment interests held by the physicians described above and their immediate family members; and analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or paid for by the patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; state and local laws that require the registration of pharmaceutical sales representatives; state and foreign laws governing the collection, processing, distribution, use, privacy, security, storage and other use of health information and other personally identifiable information and other data relating to individuals (including the EU General Data Protection Regulation 2016/679, or EU GDPR, and the California Consumer Protection Act, or CCPA), many of which differ from each other in significant ways and often are not preempted by HIPAA.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.

The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Complying with such requirements can be difficult, time-consuming, expensive, and could require us to change our business practices and put in place additional compliance mechanisms. Failure to comply with laws, regulations and contractual and other obligations governing personal or other sensitive information could result in enforcement actions against us, including fines, public censure, processing penalties, claims for damages by affected individuals, damage to our reputation and loss of goodwill. It is possible that new and existing laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful.

In the United States., HIPAA imposes, among other things, specific standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

Some states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, California Consumer Privacy Act of 2018, or the CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling specific personal information. It also provides a private right of action for data breaches that is expected to increase data breach litigation and creates a statutory damages framework. In addition, on November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act, or CPRA, which significantly amends the CCPA, including by expanding consumers’ rights with respect to personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have passed in Virginia and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Our operations in Europe may also be subject to increased scrutiny or attention from data protection authorities. For example, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. The GDPR increases our obligations with respect to clinical trials conducted in the EU by expanding the definition of personal data to include coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. Failure to comply with the requirements of GDPR may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. In addition, the GDPR confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU (CJEU) limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses (SCCs). The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. The revised SCCs must be used for relevant new data transfers from September 27, 2021; existing standard contractual clauses arrangements must be migrated to the revised clauses by December 27, 2022. The new SCCs apply only to the transfer of personal data outside of the EEA and not the United Kingdom, or the UK; the UK’s Information Commissioner’s Office launched a public consultation on its draft revised data transfers mechanisms in August 2021 and laid its proposal before Parliament, with the UK SCCs expected to come into force in March 2022, with a two-year grace period. There is some uncertainty around whether the revised clauses can be used for all types of data transfers, particularly whether they can be relied on for data transfers to non-EEA entities subject to the GDPR. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Since the beginning of 2021, after the end of the transition period following the UK’s departure from the EU, we are also subject to the UK data protection regime, which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company’s global annual revenue for the preceding financial year, whichever is greater. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Regulatory authorities in the PRC have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC’s Cyber Security Law, which became effective in June 2017, created the PRC’s first national-level data protection for “network operators,” which may include all organizations in the PRC that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the China Cyberspace Administration in 2017, which may, upon enactment, require security review before transferring human health-related data out of the PRC. In addition, some industry-specific laws and regulations affect the collection and transfer of personal data in the PRC. For example, on June 10, 2019 the PRC State Council promulgated the Regulation on the Administration of Human Genetic Resources which became effective on July 1, 2019. Under the Regulation, international collaborative projects involving human genetic resources or HGR are subject to approval by the PRC Ministry of Science and Technology ("MOST"), except for international collaborations on clinical trials intended to support marketing approval of drugs and devices in the PRC that do not transfer HGR Materials abroad. This HGR regulatory regime is further confirmed by the Biosecurity Law of the PRC published by the Standing Committee of the NPC of the PRC in October 2020. The PRC has established a record-filing procedure for such exceptions. To comply with such record-filing procedure, the parties must submit information as to the types, quantities and purposes of the HGR used prior to the commencement of the trials. As for cross-border transfer of the HGR samples or associated data, they are subject to different forms of review and pre-approval respectively. Any export or cross-border transfer of the HGR samples shall be subject to the approval of the MOST, and an export certificate shall be obtained. The provision of HGR associated data to non-PRC parties or permitting uses of HGR associated data by non-PRC parties requires a record filing with MOST and submission of that corresponding information’s copy. If such provision or permitting uses could impact the public health, national security or public interest of the PRC, an additional security review will be conducted. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in disgorgement of illegal gains, confiscation of HGR samples and associated data, administrative fines, temporary (1-5 years) or permanent disbarment of companies and responsible persons from further HGR projects, or even criminal liability.

The PRC’s new Data Security Law took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on a “data classification and hierarchical protection system” for the purpose of data protection and that the provision of “important data” outside of the PRC should comply with security management measures for cross-border transfer of data and fulfill risk assessment. In addition, entities in the PRC are prohibited from transferring data stored in the PRC to foreign law enforcement agencies or judicial authorities without prior approval by the PRC government. The Personal Information Protection Law, which took effect on November 1, 2021, includes biometric and medical health information in the scope of "sensitive personal information", and the cross-border transfer of personal information should also comply with the relevant assessment requirements. The relevant specific interpretative and implementation rules are still under development.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and may affect the prices we may set.

In the United States, the PRC and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, or ACA, was enacted in the United States. Among the provisions of the ACA of importance to our potential product candidates, the ACA: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expands eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B Drug Discount Pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been executive, judicial and Congressional challenges to some aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the U.S. Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed some governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the healthcare reform measures of the Biden administration, if any, will impact our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a 1% reduction from April 1, 2022 through June 30, 2022, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. More recently, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, by way of example, the Biden Administration has supported legislation including substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for specific selected drugs or pay an excise tax for noncompliance, and the establishment of rebate payment requirements on manufacturers of specific drugs payable under Medicare Parts B and D, as seen in the Build Back Better Act. Similar or other drug pricing proposals could appear in future legislation. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to address pharmaceutical and biological product pricing, including transparency measures that require the disclosure of prices, including price changes, marketing costs, and research costs, among others. Price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or Right to Try Act, was signed into law. The law, among other things, provides a federal framework for some patients with life-threatening diseases or conditions to access some investigational new drug products that have completed a Phase 1 clinical trial. Under some circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA approval under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we may charge for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, if approved.

Some of our investments may be subject to review from the Committee on Foreign Investment in the United States, or CFIUS, which may delay or block a transaction from closing.

The Committee on Foreign Investment in the United States, or CFIUS, has jurisdiction over investments in which a foreign person acquires control over a U.S. company, as well as some non-controlling investments in U.S. businesses that deal in critical technology, critical infrastructure, or sensitive personal data. Some transactions involving U.S. businesses that deal in critical technology are subject to a mandatory filing requirement. Accordingly, to the extent the U.S. portion of our business decides to take investments from foreign persons, or we decide to invest in or acquire, in whole or in part, a U.S. business, such investments could be subject to CFIUS’ jurisdiction. To date, none of our investments have been subject to CFIUS review but, depending on the particulars of ongoing or future investments, we may be obligated to secure CFIUS approval before closing, which could delay the time period between signing and closing. If we determine that a CFIUS filing is not mandatory (or otherwise advisable), there is a risk that CFIUS could initiate its own review, if it determines that the transaction is subject to its jurisdiction. If an investment raises significant national security concerns, CFIUS has the authority to impose mitigation conditions or recommend that the President block a transaction.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

We face an inherent risk of product liability as a result of the clinical trials of our product candidates and will face an even greater risk if we commercialize our product candidates. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability or a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•
decreased demand for our products;
•
injury to our reputation and significant negative media attention;
•
difficulty attracting or withdrawal of clinical trial participants;
•
costs to defend the related litigation;

•
a diversion of management’s time and our resources;
•
substantial monetary awards to trial participants, patients or other claimants;
•
product recalls, withdrawals or labeling, marketing or promotional restrictions;
•
significant negative financial impact;
•
the inability to commercialize our product candidates; and
•
a decline in our ADS price.

We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of our product candidates. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Our information technology systems, or those of our CROs, manufacturers, other contractors or consultants or collaborators, may fail or suffer system failures, security breaches or deficiencies in cyber-security, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or trigger contractual and legal obligations.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants, vendors and collaborators may fail and are vulnerable to attack, breakdown, breach, interruption or damage from computer viruses, cybersecurity threats, computer hackers, malicious code, human error or malfeasance, theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, fire and telecommunication and electrical failures. Our information technology and other internal infrastructure systems, including corporate firewalls, servers and connection to the Internet, face the risk of systemic failure that could disrupt our operations.

Cyber-based attacks, security breaches, computer viruses, malware and other incidents could cause misappropriation, loss or other unauthorized disclosure of clinical or other confidential data, materials or information. Increasingly complex methods have been used in cyberattacks, including ransomware, phishing, structured query language injections and distributed denial-of-service attacks. We have, for instance, experienced unauthorized access to our systems in May 2021 due to phishing, as a result of which we incurred a loss of RMB 7.0 million (USD 1.1 million). The risk of a security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. As such, we may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and some of our contractors or CROs are from time to time subject to cyberattacks and security incidents. While we do not believe that we have experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or result in the unauthorized use, disclosure of or access to personally identifiable information or individually identifiable health information (potentially violating privacy laws such as the GDPR), it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions cause us to breach our contractual obligations, subject us to mandatory corrective action, and otherwise subject us to liability under laws, regulations and contracts that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages. Some applicable federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure or use of confidential or proprietary information, we could incur liability, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance with privacy and security laws. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Further, the costs of attempting to protect against the foregoing risks and the costs of responding to a cyber-attack are significant. Large scale data breaches at other entities increase the challenge we and our contractors or CROs face in maintaining the security of our systems and networks. Following a cyber-attack, our and/or our contractors or CROs’ remediation efforts may not be successful, and a cyber-attack could result in interruptions, delays or cessation of business. In addition, breaches of our and/or our contractors or CROs’ security measures and the unauthorized dissemination of clinical or other confidential data or information could expose us to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of business, litigation or other actions which could have a material adverse effect on our business, prospects, reputation, results of operations and financial condition. In addition, if we fail to adhere to our policies and other published statements or applicable laws concerning our processing, use, transmission and disclosure of protected information, or if our statements or practices are found to be deceptive or misrepresentative, we could face regulatory actions, fines and other liability.

Any breach or interruption of our security measures or information technology infrastructure could compromise our networks, and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings, and liability under federal, state or foreign laws that protect the privacy of personal information, and could give rise to regulatory penalties. Notice of breaches may need to be made to affected individuals, federal, state, or foreign regulators, and the media. Such a notice could harm our reputation and our ability to compete.

We have insurance coverage generally for potential claims, liabilities, and costs relating to security incidents that may arise from our business or operations; however, the coverage may not be sufficient to cover all claims, liabilities, and costs arising from the incidents, including fines and penalties. For example, in connection with the unauthorized access to our systems in May 2021, we incurred a loss of RMB 7.0 million (USD 1.1 million), of which RMB 1.0 million was recovered from our cyber insurance provider. In addition, we cannot be certain that insurance for cybersecurity incidents will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. It could be difficult to predict the ultimate resolution of any such incidents or to estimate the amounts or ranges of potential loss, if any, that could result therefrom. If we cannot successfully resolve a security incident or contain any potential loss, it could materially impact our ability to operate our business as well as our results of operations and financial position.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security breaches, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or trigger contractual and legal obligations.

The United States federal and various state government, the PRC government and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use, and dissemination of data. Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants, vendors and collaborators may fail and are vulnerable to breakdown, breach, interruption or damage from computer viruses, cybersecurity threats, computer hackers, malicious code, employee error or malfeasance, theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, fire and telecommunication and electrical failures. The risk of a security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. Our information technology and other internal infrastructure systems, including corporate firewalls, servers and connection to the Internet, face the risk of systemic failure that could disrupt our operations.

If such an event were to occur and cause interruptions in our operations or result in the unauthorized use, disclosure of or access to personally identifiable information or individually identifiable health information (potentially violating privacy laws such as the GDPR), it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions cause us to breach our contractual obligations, subject us to mandatory corrective action, and otherwise subject us to liability under laws, regulations and contracts that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages. Some applicable federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Any costs might not be covered by insurance, in whole or in part. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure or use of confidential or proprietary information, we could incur liability, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance with privacy and security laws. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Cyber-based attacks (including ransomware, phishing, etc.), security breaches, loss of data and other disruptions in relation to our systems and networks could compromise clinical or other confidential data or information related to our business, prevent us from accessing it, and expose us to substantial liability, which could adversely affect our business and reputation.

Cyber-based attacks, security breaches, computer viruses, malware and other incidents could cause misappropriation, loss or other unauthorized disclosure of clinical or other confidential data, materials or information. Increasingly complex methods have been used in cyber-attacks, including ransomware, phishing, structured query language injections and distributed denial-of-service attacks. A cyber-attack can also be in the form of unauthorized access or a blocking of authorized access. We have, for instance, experienced unauthorized access to our systems in May 2021 due to a phishing scam, as a result of which we incurred a loss of RMB 7.0 million (USD 1.1 million), although we implemented mitigating steps, similar or worse incidents could occur in the future. We can provide no assurance that we or our contractors or CROs will be able to detect, prevent or contain the effects of such attacks or other information security risks or threats in the future.

The costs of attempting to protect against the foregoing risks and the costs of responding to a cyber-attack are significant. Large scale data breaches at other entities increase the challenge we and our contractors or CROs face in maintaining the security of our systems and networks. Following a cyber-attack, our and/or our contractors or CROs’ remediation efforts may not be successful, and a cyber-attack could result in interruptions, delays or cessation of business. In addition, breaches of our and/or our contractors or CROs’ security measures and the unauthorized dissemination of clinical or other confidential data or information could expose us to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of business, litigation or other actions which could have a material adverse effect on our business, prospects, reputation, results of operations and financial condition. In addition, if we fail to adhere to our policies and other published statements or applicable laws concerning our processing, use, transmission and disclosure of protected information, or if our statements or practices are found to be deceptive or misrepresentative, we could face regulatory actions, fines and other liability.

The secure processing, storage, maintenance and transmission of information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive data from unauthorized access, use, modification or disclosure, no security measures can be perfect and our information technology infrastructure could be vulnerable to hackers, phishing scams, malware, viruses, security flaws, employee errors, and other malfeasance or inadvertent disruptions. Any breach or interruption of our security measures or information technology infrastructure could compromise our networks, and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach, or other loss of information could result in legal claims or proceedings, and liability under federal, state or foreign laws that protect the privacy of personal information, and could give rise to regulatory penalties. Notice of breaches may need to be made to affected individuals, federal, state, or foreign regulators, and the media. Such a notice could harm our reputation and our ability to compete.

Although we have implemented security measures to prevent unauthorized access to data, such data is currently accessible through multiple channels, and there is no guarantee we can protect all data from breach. Unauthorized access, loss or dissemination could disrupt our operations (including our ability to perform our analysis, provide clinical data, conduct research and development, develop intellectual property, collect, process and prepare financial information, and manage our business) and damage our reputation, any of which could adversely affect our business and financial condition. As cyber threats evolve, we may be required to expend significant additional resources to continue to modify or enhance our practices and controls to protect our systems or to investigate and remediate any information security vulnerabilities, and these efforts may not be successful.

We have insurance coverage generally for potential claims, liabilities, and costs relating to security incidents that may arise from our business or operations; however, the coverage may not be sufficient to cover all claims, liabilities, and costs arising from the incidents, including fines and penalties. In addition, we cannot be certain that insurance for cybersecurity incidents will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. It could be difficult to predict the ultimate resolution of any such incidents or to estimate the amounts or ranges of potential loss, if any, that could result therefrom. If we cannot successfully resolve a security incident or contain any potential loss, it could materially impact our ability to operate our business as well as our results of operations and financial position.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (1) the laws and regulations of the FDA, the NMPA or other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, including cGMP requirements, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (4) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations.

In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. In addition, we have, and may have, arrangements with governmental authorities that have obligations or responsibilities that we cannot successfully fulfill with potentially significant adverse consequences to us. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our ADSs, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations.

Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any such transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Intellectual Property

Our success depends on our ability to obtain, maintain, protect and enforce our intellectual property and our proprietary technologies.

Our success depends in part on our ability to obtain and maintain patent, trade secret and other intellectual property and proprietary protection for our current and any future product candidates, proprietary technologies and their uses as well as our ability to operate without infringing upon, misappropriating or otherwise violating the intellectual property and proprietary rights of others. If we are unable to protect our intellectual property and proprietary rights or if our intellectual property and proprietary rights are inadequate for our current or any future product candidates, our competitive position could be harmed. We generally seek to protect our proprietary position by filing patent applications in the United States, the PRC and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents, pending patent applications and other intellectual property from third parties. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover such technology. There can be no assurance that our current or future patent applications or the patent applications of our current and future licensors will be considered patentable by the United States Patent and Trademark Office, or USPTO, courts in the United States, the China National Intellectual Property Administration, or NIPA, courts in the PRC or by the patent offices and courts in other jurisdictions or will result in patents being issued. In addition, there can be no assurance that any issued patents will afford sufficient protection against competitors or other third parties with similar technology, or will not be infringed, designed around or invalidated. Even issued patents may later be found invalid or unenforceable, in whole or in part, or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, under PRC patent law, any organization or individual that applies for a patent in a foreign country for an invention or utility model accomplished in the PRC is required to report to NIPA for confidentiality examination.

Otherwise, if an application is later filed in the PRC, the patent right will not be granted. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our current and any future product candidates could have a material adverse effect on our financial condition and results of operations.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our current and any future product candidates by obtaining, maintaining, defending and enforcing patents. These risks and uncertainties include the following:

•
the USPTO, NIPA and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other obligations during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;
•
patent applications may not result in any patents being issued;
•
patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•
our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our current and any future product candidates;
•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and
•
countries other than the United States may have patent laws less favorable to patentees than those of the United States, allowing foreign competitors a better opportunity to create, develop and market competing products.

The patent prosecution process is also expensive and time consuming, and we and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We and our current and future licensors may also inadvertently make statements to regulatory agencies during the regulatory approval process that may be inconsistent with positions that have been taken during prosecution of the patent applications, which may result in such patents being narrowed, invalidated or held unenforceable. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, directed to technology that we license to or from third parties. We may also require the cooperation of our licensors, licensees or other collaborators in order to enforce or defend the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospect.

If we fail to comply with our obligations under any license, collaboration or other agreements, or otherwise experience disruptions to our business relationships with our collaborators or licensors, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our current and future product candidates.

We have in-licensed some intellectual property rights, including specific intellectual property rights relating to H3R antagonists, and we may license other intellectual property rights in the future. If, for any reason, any license agreement is terminated or we otherwise lose the rights associated with such license, it could adversely affect our business. Any collaboration agreement or license agreement we have entered into, or are likely to enter into, imposes or is likely to impose, various development, commercialization, funding, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us, as well as milestone, royalty, annual maintenance and other payment obligations. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, or if, in spite of our efforts, a collaborator or licensor concludes that we have materially breached our obligations under such agreement, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, have manufactured, and commercialize products that are covered by the licensed technology or having to negotiate new or reinstated licenses on less favorable terms, or enable a competitor or other third party to gain access to the licensed technology. Additionally, if any future license agreement includes a sublicense from a third party who is not the original licensor of the intellectual property at issue, then we must rely on our direct licensor to comply with its obligations under the primary license agreements under which such licensor obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If such a licensor fails to comply with its obligations under its upstream license agreement, including due to the impact of the COVID-19 pandemic on its business operations, the original third-party licensor may have the right to terminate the original license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms or at all, or such license may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Any such events may impact our ability to continue to develop and commercialize our current and any future product candidates incorporating the relevant intellectual property.

We may need to obtain further licenses from third parties to advance our research or allow commercialization of our current and any future product candidates, and we cannot provide any assurances that third-party patents or other intellectual property or proprietary rights do not exist which might be enforced against our current and any future product candidates in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing of intellectual property is of high importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•
the scope of rights granted under the license agreement and other interpretation-related issues;
•
whether and the extent to which our technology and processes infringe on, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;

•
our right to sublicense patents and other intellectual or proprietary rights to third parties;
•
our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current and any future product candidates, and what activities satisfy those diligence obligations;
•
our right to transfer or assign the license; and
•
the ownership of patents, inventions, know-how and other intellectual property and proprietary rights resulting from activities performed by our licensors, us and our partners.

These agreements may be complex, and some provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates. In addition, some of our agreements may limit or delay our ability to consummate some transactions, may impact the value of those transactions, or may limit our ability to pursue some activities. Any of the foregoing would have a material adverse effect on our business, financial conditions, results of operations and prospects.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors and other third parties from commercializing product candidates similar or identical to ours would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Similarly, in the PRC, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in the PRC. For example, PRC Patent Law was amended on October 17, 2020 and became effective on June 1, 2021. It provides that in order to compensate for the time taken up by the review and approval of new drugs for marketing, the patent administrative department shall grant compensation for the duration of patent rights for invention patents related to new drugs that have been granted a marketing license in the PRC. The compensation period shall not exceed five years, and the total valid patent right period shall not exceed fourteen years after the new drug is approved for marketing. Therefore, the terms of our PRC patents will be eligible for extension and allow us to extend patent protection of our products, and the terms of the patents owned by third parties may also be extended, which may in turn affect our ability to commercialize our products candidates without facing infringement risks. If we are required to delay commercialization for an extended period of time, technological advances may develop and new competitor products may be launched, which may render our product non-competitive. We also cannot guarantee that other changes to PRC intellectual property laws would not have a negative impact on our intellectual property protection.

The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. During the patent examination process, we or our licensors may be required to narrow the pending claims to overcome prior art, a process that may limit the scope of patent protection. Even if patent applications we own or license issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any future patents that we own or license, now or in the future, may be challenged or circumvented by third parties or may be narrowed, modified, invalidated or revoked as a result of challenges by third parties. Consequently, we do not know whether our current or any future product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our future patents or the patents of our current and future licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States, the PRC or elsewhere. The inventorship and ownership rights for patents that we own or in-license or may own or in-license in the future may be challenged by third parties. Such challenges could result in loss of exclusive rights to such patents, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or require us to obtain a license from such third parties on commercially reasonable terms to secure exclusive rights. If any such challenges to inventorship or ownership were asserted, there is no assurance that a court would find in our favor or that, if we choose to seek a license, such license would be available to us on acceptable terms or at all. Moreover, we may be subject to a third-party submission of prior art to the USPTO challenging the priority of an invention claimed within one of our patents or patent applications (which submissions may be made prior to a patent’s issuance) or otherwise become involved in pre- and post-issuance proceedings, including opposition, derivation, re-examination, revocation, inter partes review, post-grant review, interference or other proceedings challenging our patent rights or the patent rights of others from whom we have obtained licenses to such rights. For example, if we or a licensor or other collaborator initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, in whole or in part, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture, have manufactured, or commercialize products without infringing third-party patent rights.

Any loss of patent rights, loss of exclusivity or patent claims being narrowed, invalidated or held unenforceable, in whole or in part, could limit our ability to stop others from using or commercializing similar or identical technology and products, without payments to us, limit the duration of the patent protection of our current or any future product candidates, or result in our inability to manufacture, have manufactured, and commercialize our product candidates, which could materially and adversely impact our business. Proceedings relating to intellectual property also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our current and future licensors is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize our current or any future product candidates. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations and prospects.

The patent protection and patent prosecution for our current or any future product candidates may be dependent on third parties.

We may in the future rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect and enforce the licensed intellectual property under some current and future license agreements. Under such arrangements, we may not have sufficient control over these activities for some licensed patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. In addition, our current and future licensors or licensees may not be fully cooperative or disagree with us as to the prosecution, maintenance, enforcement or defense of any patent rights, which could compromise such patent rights. Therefore, we cannot be certain that such patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business.

We may in the future enter into license agreements where the licensors or licensees may have the right to control enforcement of the licensed patents or defense of any claims asserting the invalidity of these patents, and even if we are permitted to pursue such enforcement or defense, it might require the cooperation of our licensors or licensees. We cannot be certain that our licensors or licensees will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business or result in invalidation or limitation of the scope of the licensed patents or other intellectual property rights. If any of our current or future licensors, licensees or collaborators fail to appropriately prosecute and maintain patent protection for patents covering our current or any future product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors or other third parties from making, using and selling competing products.

In addition, even where we have the right to control prosecution, maintenance, enforcement and defense of patent applications or patents we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of prior owners, licensors and/or their counsel that took place prior to us assuming control over such activities.

Licensors may retain rights to the technology that they license to us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether such licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to the licensed technology in the event of misuse.

If we are limited in our ability to utilize acquired or licensed technologies, or if we lose our rights to critical in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of licensed and acquired technologies into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are not successful in obtaining patent term extensions for our current and future product candidates, our business may be harmed, and the lack of effective enforcement of patent linkage and the absence of patent term extension and data and market exclusivity for product candidates approved by the NMPA could increase the risk of early generic competition with our products in the PRC.

Patents have a limited lifespan. In the United States, for example, the natural expiration of a patent is generally 20 years after the filing of the earliest non-provisional application to which the patent claims priority. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. We may be required to disclaim a portion of patent term in order to overcome double patenting rejections from the applicable patent office, thus potentially shortening our exclusivity period. Without patent protection for our current or future product candidates, we may be open to competition, including from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Hence, we expect to seek extensions of patent terms in the United States and abroad.

Depending upon the timing, duration and specifics of FDA marketing approval of our current and future product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in some foreign countries upon obtaining the applicable regulatory approval for our current and any future product candidates. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries or areas, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.

If we or our licensors are unable to extend the expiration date of our or their existing patents or obtain new patents with longer expiry dates, as applicable, our competitors and other third parties may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch their product earlier than might otherwise be the case.

The Hatch-Waxman Amendments also provide a process for patent linkage, pursuant to which the FDA will stay approval of some follow-on applications during the pendency of litigation between the follow-on applicant and the patent holder or licensee, generally for a period of 30 months. Finally, the Hatch-Waxman Amendments provide for statutory exclusivities that can prevent submission or approval of some follow-on marketing applications. For example, federal law provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of a new chemical entity and three years of exclusivity protecting some innovations to previously approved active ingredients where the applicant was required to conduct new clinical investigations to obtain approval for the modification. Similarly, the U.S. Orphan Drug Act provides seven years of market exclusivity for some drugs to treat rare diseases, where the FDA designates the product candidate as an orphan drug and the drug is approved for the designated orphan disease or condition. These provisions, designed to promote innovation, can prevent competing products from entering the market for a period of time after the FDA grants marketing approval for the innovative product.

In the PRC, however, due to the lack of effective law or regulation providing for patent linkage or data exclusivity (referred to as regulatory data protection), historically a lower-cost generic drug could emerge onto the market much more quickly. PRC regulators published regulations in 2021 for a patent dispute early resolution mechanism, which may be comparable to the patent linkage system in the U.S. PRC regulators have also set forth a legislative framework for data exclusivity and patent term extension. To be implemented, this framework will require adoption of regulations. To date, no regulations have been issued for data exclusivity and patent term extension. These factors result in weaker protection for us against generic competition in the PRC than could be available to us in the United States. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO, NIPA and other foreign patent agencies in several stages over the lifetime of the patent. In addition, the USPTO, NIPA and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on an international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain patents and patent applications, whether owned or in-licensed now or in the future, covering any of our current or future product candidates and technologies, our competitors might be able to enter the market, which would have an adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims or litigation alleging infringement, misappropriation or other violation of, or seeking to invalidate, patents or other intellectual and proprietary rights, may delay or prevent the development and commercialization of any of our current or future product candidates.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical and biotechnology industries, including patent infringement lawsuits and interference, derivation, inter partes review and post-grant review proceedings before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. Litigation or other proceedings relating to intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management’s attention from our core business, and may result in unfavorable results that could limit our ability to prevent third parties from competing with our current and future product candidates.

One or more third parties may challenge our current or future patents, which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims, or a finding of non-infringement. For example, if a third party files an Abbreviated New Drug Application, or ANDA, for a generic copy of one of our products, and relies in whole or in part on studies conducted by or for us, the third party will be required to certify to the FDA that either: (1) there is no patent information listed in the FDA’s Orange Book, or Orange Book, with respect to our NDA for the applicable approved product candidate; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third party’s generic drug. A certification that the new drug will not infringe the Orange Book-listed patents for the applicable approved product candidate, or that such patents are invalid, is called a paragraph IV certification. If the third party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to us once the third party’s ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third party’s ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If we do not file a patent infringement lawsuit within the required 45-day period, the third party’s ANDA will not be subject to the 30-month stay of FDA approval. Grounds for an unenforceability assertion includes an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Any challenge to our current or future patents could result in the invalidation of some or all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products. If a third party successfully challenges all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products, we will not be entitled to the 30-month stay of FDA approval upon the filing of an ANDA for a generic copy of our product.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our current and future product candidates. Numerous U.S., PRC and other foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are or may in the future be developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties.

Third parties may assert that we are infringing their patents or employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current and future product candidates. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be currently pending patent applications—including ones we are unaware of—that may later result in issued patents that our current and future product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

Even if we believe that such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. In order to successfully challenge the validity of a U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If any third-party patents were held by a court of competent jurisdiction to be valid and enforceable and cover the manufacturing process of any of our current and future product candidates, any molecules formed during such manufacturing process, any final products resulting from such manufacturing process, or our formulations or methods of use thereof, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license under the applicable patents, or until such patents expire. Such a license would likely include significant payment and other obligations, or may not be available on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby providing our competitors and other third parties access to the same technologies licensed to us. In addition, we may be subject to claims that we are infringing, misappropriating or otherwise violating others’ intellectual property rights, such as trademarks, copyrights or trade secrets, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current and future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we also may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our current and future product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. As a result, we might be unable to further develop and commercialize any affected product candidates, which could harm our business significantly. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ADSs or ordinary shares. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration dates of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States, the PRC and elsewhere that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively affect our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States, the PRC or elsewhere that we consider relevant may be incorrect, and if we fail to identify and correctly interpret relevant patents our ability to develop and market our products may be negatively affected.

We may need to acquire or license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

Because our development programs may require the use of intellectual property rights held by other parties, the growth of our business may depend in part on our ability to acquire, in-license or use such third-party intellectual property rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our current and any future product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the applicable program and/or develop alternative approaches that do not infringe, misappropriate or otherwise violate such intellectual property rights. This could entail additional costs and development delays, and the development of such alternatives may not be feasible. Any of the foregoing could prevent us from developing or commercializing one or more of our product candidates, force us to modify such product candidates, or cease some aspect of our business operations, and our business, financial condition, results of operations and prospects could suffer.

We may become involved in lawsuits to protect or enforce our or our licensors’ patents or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe, misappropriate or otherwise violate our or our licensors’ patents or other intellectual property rights. To counter infringement or unauthorized use, we or our licensors may be required to file legal claims, which can be expensive and time-consuming. In addition, in such a proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent or other intellectual property right does not cover the third-party technology in question. An adverse result in any litigation or defense proceedings could put one or more asserted patents at risk of being invalidated or interpreted narrowly and could put related patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us, such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, the PRC and elsewhere, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, NIPA or any other applicable patent office, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. For patents and patent applications that we license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to detect or prevent, alone or with our licensors, infringement, misappropriation or other violation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ADSs or ordinary shares. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Derivation, interference or other proceedings may be necessary to determine priority of inventions relating to our current or future product candidates, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation, interference or other proceedings provoked by third parties or brought by us or declared by the USPTO or similar proceedings in foreign patent offices may be necessary to determine the priority of inventions with respect to our current or future patents or patent applications or those of our current and future licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Our defense of such proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our current and any future product candidates to market.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing, misappropriating or otherwise violating our owned or in-licensed patents or other intellectual property rights, the risk-adjusted cost of bringing and enforcing a claim or action against such third party may be too high or not in the best interest of our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our current and future patent applications or those of our current and future licensors and the enforcement or defense of our current and future issued patents or those of our current and future licensors.

Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and are therefore costly, time-consuming and inherently uncertain. Recent patent reform legislation in the United States and other countries could increase those uncertainties and costs.

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act made a number of significant changes to United States patent laws. These include provisions that affect the way patent applications are prosecuted and challenged at the USPTO and may also affect patent litigation. The USPTO has developed and continues to develop new regulations and procedures to govern administration of the Leahy-Smith Act.

The Leahy-Smith Act established a “first-to-file” system, under which, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. This will require us to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. Therefore, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, results of operations and financial condition. Similarly, the PRC also adopted a “first-to-file” system.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include limiting where a patentee may file a patent infringement suit, allowing third-party submission of prior art to the USPTO during patent prosecution and providing for additional procedures to attack the validity of a patent at the USPTO by post-grant review, inter partes review and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, in whole or in part, which could adversely affect our competitive position.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our future patent applications or those of our current and future licensors and the enforcement or defense of our future issued patents or those of our current and future licensors, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in U.S. patent law, PRC patent law or patent laws in other countries could diminish the value of patents in general, thereby impairing our ability to protect our current and any future product candidates.

Obtaining and enforcing patents in the biopharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States, the PRC and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our future patents or in third-party patents. In addition, there are periodic proposals for changes to the patent laws of the PRC, the United States and other countries that, if adopted, could impact our ability to enforce our proprietary technology.

In the PRC, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in the PRC. For example, PRC Patent Law was amended on October 17, 2020 and became effective on June 1, 2021. It provides that in order to compensate for the time taken up by the review and approval of new drugs for marketing, the patent administrative department shall grant compensation for the duration of patent rights for invention patents related to new drugs that have been granted a marketing license in the PRC. The compensation period shall not exceed five years, and the total valid patent right period shall not exceed fourteen years after the new drug is approved for marketing. Therefore, the terms of our PRC patents will be eligible for extension and allow us to extend patent protection of our products, and the terms of the patents owned by third parties may also be extended, which may in turn affect our ability to commercialize our products candidates without facing infringement risks. If we are required to delay commercialization for an extended period of time, technological advances may develop and new competitor products may be launched, which may render our product non-competitive. We also cannot guarantee that other changes to PRC intellectual property laws would not have a negative impact on our intellectual property protection.

Evolving judicial interpretation of patent law could also adversely affect our business. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in some circumstances or weakening the rights of patent owners in some situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. federal courts, the USPTO or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce or defend patents that we have licensed or that we might own or license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce our current and future owned and licensed patents.

We may not be able to protect our intellectual property rights throughout the world, including in the PRC.

Filing, prosecuting and defending patents for our current and future product candidates in all relevant jurisdictions throughout the world could be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability differ in some jurisdictions, particularly developing countries. For example, the PRC has a heightened requirement for patentability and, specifically, requires a detailed description of medical uses of a claimed drug. In addition, the laws of some foreign countries, including the PRC, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our current or any future product candidates, and our patents, the patents of our current and future licensors or other intellectual property rights may not be effective or sufficient to prevent them from competing. Additionally, some countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries also limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights or the marketing of competing products in violation of our intellectual property or proprietary rights. In particular, the validity, enforceability and scope of protection available under the relevant laws in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, intellectual property and confidentiality legal regimes in the PRC may not afford protection to the same extent as in the United States or other countries. Policing unauthorized use of intellectual property or proprietary technology in foreign jurisdictions is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our current or future licensors or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigations and proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our current and future licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our current and future licensors at risk of not issuing and could provoke third parties to assert claims against us. Moreover, the experience and capabilities of courts in foreign jurisdictions, including PRC courts, in handling intellectual property litigation varies, and outcomes are unpredictable. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. An adverse determination in any such proceeding or litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

In addition, as permitted by the PRC laws, other parties may register trademarks which may look similar to our registered trademarks under some circumstances, which may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours and our consumers may confuse our treatment centers with others using similar trademarks. In such case, the goodwill and value of our trademarks and the public perception of our brand and our image may be adversely affected. A negative perception of our brand and image could have a material and adverse effect on our sales, and therefore on our business, financial condition, results of operations and prospects. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, and any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Compulsory standards for remuneration to creators or inventors of the patents they contribute to our business could be considerable.

Under PRC laws, we are required to remunerate inventors or creators of patents they create for our business during the course of their employment. In the event of a dispute between an inventor or creator and us, there is a risk that the compulsory standards for remuneration, as set forth in relevant laws and regulations, may apply. Our policies do not include any rules regarding a predetermined lump sum or proportion of profits to award inventors as remuneration for the patents they contribute to our business and in the potential event of a dispute between us and an inventor, there is a potential risk that the compulsory standard for remuneration, as set forth in relevant laws and regulations, may apply. Such compulsory standards for remuneration could be considerable and could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We also rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants, CROs and advisors, we cannot provide any assurances that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information and that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose or use our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures of trade secrets and other confidential information is difficult, and we do not know whether the steps we have taken to protect our trade secrets or confidential information will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these security measures, they may be breached.

Moreover, third parties may still lawfully obtain our trade secrets or proprietary information or may develop or otherwise come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to protect our trade secret information may be jeopardized. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. Although we endeavor to ensure that our employees, consultants and independent contractors do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of a former employer or another third party. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these claims, and there is no guarantee of success. If we fail in defending these claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property, if such intellectual property rights are found to incorporate or be derived from the trade secrets or other proprietary information of third parties. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Such agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. We may design or create new trademarks and apply to register them, but our trademark applications may not be approved in the United States, the PRC or any other relevant jurisdiction. Third parties may oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our drugs, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Competitors or other parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, they may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

Any collaboration arrangements that we have or may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators and partners. Collaborations and partnerships are subject to numerous risks, which may include that:

•
collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;
•
collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
•
collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;
•
a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
•
we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
•
collaborators may not properly maintain, protect, enforce and defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•
collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability;
•
disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates or that result in costly litigation or arbitration that diverts management attention and resources;
•
collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;
•
collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and
•
a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws which may result in civil or criminal proceedings involving us.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to our product candidates or utilize similar technologies that are not covered by the claims of the patents that we own or license now or in the future;
•
we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license now or in the future;
•
we or our licensors or collaborators might not have been the first to file patent applications covering some of our or their inventions;
•
others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•
it is possible that there are prior public disclosures that could invalidate our or our licensors’ or collaboration partners’ patents;
•
issued patents that we hold rights to may fail to provide us with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;
•
our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•
we may not develop additional proprietary technologies that are patentable;
•
the ownership, validity or enforceability of our or our licensors’ or collaboration partners’ patents or patent applications may be challenged by third parties;
•
the patents or pending or future applications of others, if issued, may harm our business; and
•
we may choose not to file a patent in order to maintain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Ownership of Our ADSs

The trading price of our ADSs could be highly volatile, and purchasers of our ADSs could incur substantial losses.

The trading price of our ADSs has been and may continue to be volatile. The stock market in general and the market for shares of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, some or all of the value of our ADSs may be lost. The market price for our ADSs may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•
political tensions between the United States and the PRC;
•
our ability to enroll subjects in our ongoing and planned clinical trials;
•
results (and interpretations of results) of our clinical trials and preclinical studies, and the results (and interpretations of results) of trials of our competitors or those of other companies in our market sector;
•
regulatory approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;
•
regulatory developments in the United States, the PRC and foreign countries;
•
changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;
•
the success or failure of our efforts to acquire, license or develop additional product candidates;
•
innovations or new products developed by us or our competitors;
•
announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•
manufacturing, supply or distribution delays or shortages;
•
any changes to our relationship with any manufacturers, suppliers, licensors, future collaborators or other strategic partners;
•
achievement of expected product sales and profitability;
•
variations in our financial results or those of companies that are perceived to be similar to us;
•
market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;
•
trading volume of our ADSs;
•
an inability to obtain additional funding;
•
sales of our securities by insiders and shareholders;
•
general economic, industry and market conditions other events or factors, many of which are beyond our control;
•
additions or departures of key personnel;
•
the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and
•
intellectual property, product liability or other litigation against us.

In addition, in the past, shareholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ shares. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and results of operations and the price of our ADSs.

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our business strategy and performance may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the conflict between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business, financial condition and results of operations and the price of our ADSs.

If we fail to meet the continued listing requirements of Nasdaq, it could result in a de-listing of our ADSs.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a de-listing would likely have a negative effect on the price of our ADSs and would impair the ability of investors to sell or purchase our ADSs when any investor may wish to do so. In the event of a de-listing, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our ADSs to become listed again, stabilize the market price or improve the liquidity of our ADSs, prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

An active, liquid trading market for our ADSs may not be maintained.

We can provide no assurance that we will be able to maintain an active trading market for our ADSs. The lack of an active market may impair the ability of any investor to sell our ADSs at the time an investor may wish to sell them or at a price that an investor may consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

Our executive officers, directors and principal shareholders, if they choose to act together, will have the ability to control or significantly influence all matters submitted to shareholders for approval. Furthermore, many of our current directors were appointed by our principal shareholders.

Our executive officers, directors and greater than 5% shareholders, in the aggregate, own approximately 78.8% of our outstanding ordinary shares (including 43,434,363 ordinary shares represented by ADSs and assuming no exercise of outstanding options). Furthermore, many of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, acting together, have and will continue to have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

We do not currently intend to pay dividends on our securities, and, consequently, the ability to achieve a return on investment in our ADSs will depend on appreciation, if any, in the price of our ADSs.

We have never declared or paid any cash dividend on our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in its being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on any investment in our ADSs will depend on any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which our ADSs were or are purchased. Some or all of any investment in our ADSs may be lost.

Sales of a substantial number of our ADSs or ordinary shares by our existing shareholders in the public market could cause the price of our ADSs to fall.

Sales of a substantial number of our ADSs or ordinary shares in the public market or the perception that these sales might occur could significantly reduce the market price of our ADSs and impair our ability to raise adequate capital.

We have a total of 49,429,019 ordinary shares represented by ADSs outstanding, assuming no exercise of outstanding options, which are freely tradable, without restriction, in the public market, unless they are held or purchased by one of our affiliates. ADSs held by our affiliates are eligible for sale in the public market and will be subject to volume limitations under Rule 144 under the Securities Act.

The holders of approximately 18.9 million of our outstanding ordinary shares, or approximately 34.3% of our total outstanding ordinary shares, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares (including, in the case of affiliates, for resale) under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ADSs.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. However, if specific events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from some disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•
not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and
•
reduced disclosure and other obligations regarding executive compensation.

We have taken advantage of reduced reporting burdens in this annual report. Our ADSs may be less attractive by relying on these exemptions, and as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be reduced or more volatile.

As a foreign private issuer, we are not subject to some U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we currently report financial information on a six-monthly basis and have no current plans to report financial information on a quarterly basis, as a U.S. domestic issuer would be required to do. Also, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from reporting (i.e., will not file Forms 3, 4, or 5 when they trade) and are not subject to the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not have timely information and may not, for instance, know when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

As a foreign private issuer, we are permitted to adopt some home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of some provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for some governance matters. Corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Under our amended and restated memorandum and articles of association, investors do not have the same rights with respect to shareholder meetings and voting that shareholders of some U.S. corporations have.

Our holding company is incorporated under the laws of the Cayman Islands. Our amended and restated memorandum and articles of association provides that a quorum required for the transaction of business at any general meeting of shareholders shall consist of one or more shareholders present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote. Additionally, our amended and restated memorandum and articles of association provides that any voting at any shareholders’ meeting shall be decided by a show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands) by the chairman of such meeting or by any one or more shareholders who together hold not less than 10% of the votes attaching to the total number of ordinary shares which are present in person or by proxy at the meeting. Although our minority quorum provisions satisfy the requirements applicable to Nasdaq-listed companies, some U.S. corporations have stricter quorum requirements than these. Additionally, shareholder votes of some U.S. corporations, such as corporations incorporated under the laws of the State of Delaware, must be in written form and cannot be conducted by a show of hands. Therefore, as a result of our amended and restated memorandum and articles of association, investors do not have the benefit of the procedural protections relating to shareholder meetings and voting that shareholders of some U.S. corporations enjoy.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from specific corporate governance requirements under the Nasdaq listing rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of any investment in our ADSs.

The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar, and the renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, the People’s Bank of China, or PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. On October 1, 2016, the renminbi joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, or SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the renminbi depreciated significantly while the U.S. dollar surged and the PRC experienced persistent capital outflows. With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. There is no guarantee that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC and U.S. government’s policies and regulations may impact the exchange rate between the renminbi and the U.S. dollar in the future.

Significant revaluation of the renminbi may have a material adverse effect on any investment in our ADSs. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into non-PRC currency.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, an investor will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As a holder of our ADSs, an investor will only be able to exercise the voting rights carried by the underlying ordinary shares which are represented by our ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from any investor, the depositary will try, as far as is practicable, to vote the ordinary shares underlying our ADSs in accordance with investor instructions. If we ask for investor instructions, then upon receipt of investor voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for investor instructions, the depositary may still vote in accordance with instructions the investor gives, but it is not required to do so. An investor will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless the investor withdraws the shares, and becomes the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, an investor may not receive sufficient advance notice of the meeting to withdraw the shares underlying our ADSs and become the registered holder of such shares to allow the investor to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent an investor from withdrawing the ordinary shares underlying our ADSs and becoming the registered holder of such shares prior to the record date, so that an investor would not be able to attend the general meeting or to vote directly. If we ask for instructions from investors, the depositary will notify investors of the upcoming vote and will arrange to deliver our voting materials to investors. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure investors that investors will receive the voting materials in time to ensure that investors can instruct the depositary to vote the underlying ordinary shares represented by our ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions. This means that investors may not be able to exercise any right to direct how the shares underlying our ADSs are voted and investors may have no legal remedy if the shares underlying our ADSs are not voted as requested. In addition, in an investor’s capacity as an ADS holder, the investor will not be able to call a shareholders’ meeting.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying our ADSs if investors do not vote at shareholders’ meetings, which could adversely affect the interests of investors.

Under the deposit agreement for our ADSs, if investors do not vote, the depositary will deem that investors have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying our ADSs at shareholders’ meetings unless:

•
we have instructed the depositary that we do not wish a discretionary proxy to be given;
•
we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•
a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•
the voting at the meeting is to be conducted via a show of hands unless voting by poll is required by the applicable listing rules or our articles of association.

The effect of this discretionary proxy is that investors cannot prevent our ordinary shares underlying our ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Investors may not receive distributions on our ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to any investor.

Although we do not have any present plan to pay any dividends, the depositary of our ADSs has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses and any applicable taxes and governmental charges. Investors will receive these distributions in proportion to the number of ordinary shares our ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but are not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute some property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that investors may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to investors. These restrictions may cause a material decline in the value of our ADSs.

Investors’ right to participate in any future rights offerings may be limited, which may cause dilution to holdings in our ADSs.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to investors in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to investors unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, investors may be unable to participate in our rights offerings and may experience dilution in holdings in our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of specific look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the income test), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the asset test). Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that we will not be a PFIC for any taxable year. Adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs or ordinary shares.

Investors may be subject to limitations on transfers of our ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Investors’ rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning our ADSs may only be instituted in a state or federal court in New York, New York, and any investor, as a holder of our ADSs, will have irrevocably waived any objection which the investor may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions govern such dispute or difference and do not, in any event, preclude investors from pursuing claims under the Securities Act or the Exchange Act in state or federal courts.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing our ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders, including purchasers of ADSs in secondary transactions, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. We believe that this is the case with respect to the deposit agreement and our ADSs. It is advisable that investors consult legal counsel regarding the jury waiver provision before investing in our ADSs.

If an investor or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, an investor or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Investors may face difficulties in protecting the interests of investors, and the ability to protect the rights of investors through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Our holding company is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for investors to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2022. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

In connection with the audit of our consolidated financial statements, as of and for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm identified two material weakness in our internal control over the financial statement closing process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and reporting requirements set forth by the SEC to address complex IFRS technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and (ii) our lack of formal and effective financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.

We are working to remediate these material weaknesses and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. Specifically, we are working to implement the newly established period-end financial closing policies and procedures, including expense reconciliation between finance and operation departments, execute the developed staffing plan for hiring additional accounting and finance personnel in 2022, hire additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements and conduct regular and continuous IFRS accounting and financial reporting training programs for our financial reporting and accounting personnel. However, we cannot assure investors that these measures will significantly improve or remediate the material weaknesses described above.

We cannot assure investors that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of us or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Our amended and restated memorandum and articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our amended and restated memorandum and articles of association provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “U.S. Actions;” and (ii) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•
any derivative action or proceeding brought on behalf of our shareholders;
•
any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our shareholders;
•
any action asserting a claim under any provision of the Companies Law (Revised) of the Cayman Islands or our articles of association; or
•
any action asserting a claim against us which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not continue to publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs relies in part on the research and reports that equity research analysts publish about us or our business. We do not control these analysts. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline significantly.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about us and the diseases our products are designed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear and create uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on the effectiveness of a product or to report an alleged adverse event. When such disclosures occur, there is a risk that we fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend ourselves or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our products. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. Further, there is a risk that unmerited or unsupported claims about our products may circulate on social media. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face overly restrictive regulatory actions, or incur other harm to us and our business, including damage to the reputation of our products.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

General Information

We are a Cayman Islands exempted company incorporated with limited liability and were incorporated in November 2015. Our legal name is Connect Biopharma Holdings Limited and our commercial name is Connect Biopharma. Prior to this, our business was conducted by Suzhou Connect Biopharma Co., Ltd., or Connect SZ, which was incorporated in May 2012 in Suzhou in the PRC. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our administration office and agent for service of process in the United States is located at 12265 El Camino Real, Suite 350, San Diego, California 92130. Our principal executive office and PRC research, development and administration facility is located at Science and Technology Park, East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang, Jiangsu, China 215400, and its telephone number is +86 512 5357 7866. Our website address is www.connectbiopharm.com. The information contained on, or accessible through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ADSs or to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. To date, there have not been any such dividends or other distributions from our subsidiaries. In addition, none of our subsidiaries have ever issued any dividends or distributions to us or to U.S. investors. In the future, cash proceeds raised from overseas financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring some of their net assets to the Company either in the form of dividends, loans, or advances. Restricted net assets including paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries was RMB 137.7 million as of December 31, 2020 and RMB 288.9 million as of December 31, 2021.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Corporate Establishment

•
In May 2012, Connect SZ was incorporated as a limited liability under the laws of the PRC. At such time, Connect SZ held 100% of the equity interests of Connect Biopharm LLC, or Connect US, a single member LLC incorporated under the laws of the State of California. Connect US commenced its operations in January 2012.
•
In July 2014, Connect Biopharma Australia PTY LTD, or Connect AU, was formed as a limited liability company incorporated under the laws of Australia.
•
In October 2015, Connect Biopharma (Shanghai) Co., Ltd., or Connect SH, was formed as a limited liability company incorporated under the laws of the PRC.
•
In November 2015, Connect Biopharma Holdings Limited was formed as a Cayman Islands exempted company with limited liability, and in December 2015, Connect HK was formed as a limited liability company under the laws of Hong Kong. Connect Biopharma Holdings Limited and Connect HK were formed for the purpose of effecting the reorganization described below as holding companies for the majority shareholders of Connect SZ.
•
Connect Biopharma (Beijing) Co., Ltd., or Connect BJ, was formed subsequent to the reorganization and restructuring described below in July 2019 as a limited liability company incorporated under the laws of the PRC.
•
In November, 2021, Connect Biopharma (Shenzhen), Co. Ltd., or Connect SE, was formed as a limited liability company incorporated under the laws of the PRC.

The Reorganization and the Restructuring

•
In January 2016, the Company and its subsidiaries underwent a reorganization, or the Reorganization, pursuant to which Connect Biopharma Holdings Limited issued ordinary shares to Dr. Wei and Dr. Pan, each of whom were founders of the company group, in exchange for their equity interests held in Connect SZ. As a result of issuance of the ordinary shares, Dr. Wei and Dr. Pan held 100% of the equity interests in the Company and Connect HK and retained joint control over the Company and its subsidiaries.
•
Following the issuance of equity interests in the Company to Dr. Wei and Dr. Pan, the remaining 30% of the equity interests in Connect SZ were held by an existing investor. These interests are referred to as the Non-Controlling Interests.
•
In October 2018, we underwent a restructuring, pursuant to which we transferred 100% of the outstanding shares of our subsidiaries Connect US and Connect AU (which were then held by Connect SZ) to Connect HK. Following such transfer, Connect US and Connect AU become wholly owned subsidiaries of Connect HK. Also in October 2018, we issued ordinary shares of Connect Biopharma Holdings Limited to the holders of Non-Controlling Interests in Connect SZ in exchange for such Non-Controlling Interests and Connect Biopharma Holdings Limited issued Series Pre-A convertible preferred shares, par value $0.0001 per share, or the Series Pre-A Preferred Shares, and Series A convertible preferred shares, par value $0.0001 per share, or the Series A Preferred Shares, to the preferred shareholders of Connect SZ as consideration for the same equity interests they held in Connect SZ, respectively. Following these transactions, the shareholders of Connect SZ became shareholders of our company and Connect SZ became a wholly owned subsidiary of Connect HK. We refer to the 2018 events described above as the Restructuring.
•
Connect SZ continues to hold 100% of the equity interest in Connect SH, Connect BJ and Connect SE.

Following the Reorganization and the Restructuring, each as described above, Connect Biopharma Holdings Limited became the ultimate parent of the Company and all its subsidiaries. On March 23, 2021, we completed our initial public offering, or IPO, for a total cash consideration of $219.9 million, before netting underwriting discounts and commissions of $15.4 million.

B. Business Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha, or IL-4Ra, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis, or AD, and asthma. The estimated global market for AD was approximately $7.6 billion in 2021 and is expected to grow to $12.1 billion by 2025, a compound annual growth rate, or CAGR, of 12.4%. Based on observed results in preclinical studies and clinical trials, CBP-201 has the potential to be differentiated from dupilumab, an antibody that also targets IL-4Ra, which is now approved by the U.S. Food and Drug Administration, or FDA. We recently completed a Phase 2b trial of CBP-201 in the United States, Australia and New Zealand in adult patients with moderate-to-severe AD, in which primary and key secondary endpoints were met, and plan to initiate a global Phase 3 program in adult patients with moderate-to-severe AD in the second half of 2022. We are also currently conducting a Phase 2b trial evaluating CBP-201 in Type 2 inflammatory asthma and chronic rhinosinusitis with nasal polyps, or CRSwNP, and a pivotal trial in moderate-to-severe AD patients in the PRC. Furthermore, we are developing CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of inflammatory bowel disease, or IBD. Specifically, we are developing CBP-307 for two types of IBD, ulcerative colitis, or UC, and Crohn’s disease, or CD. We anticipate reporting top-line results from a global Phase 2 trial in UC in the second quarter of 2022, while we will determine whether to initiate further clinical trials in CD after evaluating the Phase 2 UC data.

Our immune modulator product candidates originate from our approach to drug discovery based on using biologically relevant functional cellular assays to conduct primary drug screens instead of high-throughput biochemical assays. The clinical and preclinical results we have observed for our product candidates support the potential for this physiologically relevant methodology to yield highly differentiated solutions, in a more efficient manner. Our approach is agnostic to drug modalities and has been used to identify both small molecule and antibody product candidates.

We are advancing CBP-201, an investigational anti-IL-4Ra antibody, for the treatment of inflammatory allergic diseases such as AD, asthma and CRSwNP. Inhibition of IL-4Ra blocks the action of two inflammatory cytokines: interleukin- 4, or IL-4, and interleukin-13, or IL-13. In a randomized, placebo-controlled Phase 1a trial in healthy volunteers, administration of a single dose of CBP-201 was well-tolerated and led to suppression of a serum biomarker of inflammation. In a randomized, double-blinded placebo-controlled Phase 2b trial in adult AD patients, we observed significant improvements in primary and key secondary endpoints on skin clearance, disease severity, and itch, and CBP-201 was generally well-tolerated. Although no head-to-head trials have been conducted, we believe that CBP-201 has two potential advantages over the current standard of care: (1) in preclinical studies CBP-201 bound to a region of IL-4Ra that is distinct from that bound by dupilumab and associated with high binding affinity and potency for IL-4Ra, which we believe may lead to improved clinical response; and (2) a more convenient proposed dosing regimen in adult patients with moderate to severe AD, as evidenced by our Phase 2b trial data showing positive results with our Q4W (300 mg dose every four weeks) results, which is a less frequent dosing schedule than the Q2W (300 mg dose every two weeks) dose for duplimab for adult patients with moderate to severe AD.

CBP-307 is an investigational, small molecule modulator of S1P1, a regulator of T cell mobilization out of lymph nodes into the periphery. Inhibiting S1P1 leads to reduction in the levels of these T cells in circulation and a reduction in autoimmune-related inflammation. S1P1 is a validated therapeutic target with three drugs approved to treat multiple sclerosis: fingolimod, marketed as Gilenya® by Novartis, siponimod, marketed as Mayzent® by Novartis, and ozanimod, marketed as Zeposia®, by Bristol Myers Squibb. Evidence from third-party clinical trials suggests that the potential of S1P1 modulators is far broader than multiple sclerosis and includes highly prevalent diseases with unmet need such as UC and CD, and Zeposia received approval for the treatment of adults with moderately to severely active UC from the FDA and EMA in 2021. The estimated global market for UC was approximately $5.4 billion in 2021, and the estimated global market for CD was approximately $5.4 billion in 2020. We believe that CBP-307 is well-positioned to potentially address these diseases due to the potency, specificity and pharmacokinetics observed in our preclinical studies and early clinical trials. We are conducting a global Phase 2 trial in UC and anticipate reporting top-line results before the end of the second quarter of 2022. In addition, we intend to initiate a global clinical trial in CD based on the preliminary clinical responses observed in a limited number of patients in an earlier CD clinical trial.

We are developing CBP-174, a peripherally acting, small molecule H3R antagonist, for oral administration to treat chronic itch associated with skin inflammation. We have exclusively licensed global rights to CBP-174 from Arena Pharmaceuticals, Inc., or Arena, to complement our CBP-201 program in AD. We believe that the ability to quickly alleviate itch in the setting of AD has the potential to complement the anti-pruritic effect of disease-modifying IL-4Ra antagonists such as our CBP-201 product candidate or dupilumab. In clinical trials, these IL-4Ra targeted products required weeks of treatment for many AD patients to obtain significant relief of itching, or pruritus. Our preclinical mouse model study has indicated that CBP-174 led to reductions in scratching within the first 30 minutes of dosing, which could potentially translate to rapid reduction in pruritus in the clinic. We expect to complete our Phase 1 dose escalation study with CBP-174 in healthy adults in the first half of 2022 and anticipate reporting top-line results in the first half of 2022.

We are building a rich pipeline of internally designed, wholly owned small molecules and antibodies targeting other aspects of T cell biology.

We are a global company with clinical development activities in the United States, the PRC, Europe, and Australia and operations in those geographies as well as Hong Kong. We intend to continue recruiting top talent and operating in these geographies for the foreseeable future.

We were founded by a team with broad knowledge of the drug discovery industry and domain expertise in targeting immunological pathways. Zheng Wei, Ph.D., our Chief Executive Officer, has over 25 years of experience at drug discovery organizations including Arena and was a scientist and program leader at ChemoCentryx. Wubin Pan, Ph.D., our President and Chairman, was a co-founder, the PRC President, and Chief Operation Officer of Crown Bioscience. We believe that our experience and professional networks in both the drug discovery and contract research industry provide us with critical insights on best practices to optimally build a highly efficient and cost-effective discovery and development organization. Our physical presence in the United States and the PRC enables us to take advantage of high-quality local talent while facilitating access to other global resources. We have raised approximately $440 million to date and are supported by top tier investors including RA Capital Management, Fidelity, BlackRock, Lilly Asia Ventures, Boxer Capital, HBM Healthcare, Qiming Venture Partners, Wellington, Janus Henderson Investors, and Octagon Capital Advisors.

Our Pipeline

Connect Biopharma Has Global Development & Commercialization Rights to All Product Candidates

* Phase 2 trial ended early due to COVID-19-related enrolment challenges. Future clinical development plans to be determined upon completion of Phase 2 UC trial

Our Strategy

Our goal is to become a global biopharmaceutical company developing and commercializing therapies for patients suffering from inflammatory diseases. Our strategy to achieve this goal is as follows:

•
Discover and develop product candidates targeting inflammatory diseases with significant unmet medical need. We specialize in designing and developing product candidates that modulate the immune system, with a particular focus on T cells. By leveraging our internal expertise and unique insights in therapeutic targeting of the immune system, our goal is to identify highly differentiated, potentially best-in-class product candidates against validated targets as well as potential first-in-class molecules against novel targets. We will continue to focus on the discovery and development of product candidates targeting inflammatory diseases with significant unmet medical need and affecting millions of patients worldwide.
•
Continue development of our three most advanced product candidates. We believe CBP-201, CBP-307 and CBP-174 each have the potential to provide significant therapeutic benefit to patients suffering from inflammatory disorders, such as AD, IBD, asthma and CRSwNP, and pruritus associated with inflammatory skin diseases. We plan to advance these product candidates into and through clinical trials in the indications currently being investigated. In addition, we plan to expand the development of our product candidates into other indications.
•
Advance our earlier stage programs and continue to invest in R&D to expand and enhance our pipeline. We are continuing to expand our pipeline of product candidates by applying our expertise in immunology to select targets, design assays, and execute preclinical drug discovery programs.
•
Leverage our core strengths in the United States and the PRC and expand our operations globally. We currently have operations in the United States, the PRC, Australia, Europe, and Hong Kong. Globally, we leverage our relationships with clinical research organizations, large patient population and local infrastructure in ways that we believe provide us with a competitive advantage. In addition, we plan to leverage our expertise and relationships regarding drug development in the United States and the PRC. We currently intend to retain significant commercial rights to our product candidates globally and will consider high-value commercial partnerships in select territories.

Dysregulation of T Cells in Inflammatory Diseases

T cells are a type of lymphocyte, or white blood cell, responsible for controlling and shaping the immune response to foreign substances such as pathogens and allergens. Dysregulation of T cells often leads to the development of multiple diseases related to autoimmunity and inflammation. These diseases include respiratory diseases such as asthma, dermatological diseases such as AD, gastrointestinal diseases such as IBD and neurodegenerative diseases such as multiple sclerosis. As understanding of the details of T cell biology has evolved over the last two decades, a number of targeted drugs have been developed for these diseases that directly modulate T cell biology.

A subclass of T cells called T helper cells assists in determining the appropriate immune response based on the nature of the attack on the body. T helper cells themselves belong to two major subcategories, leading to two types of immune responses known as Th1 and Th2 immune responses.

Broadly speaking, Th1 immune responses are pro-inflammatory in nature. When the body needs to respond to pathogens inside the cell, it triggers a Th1 response. Dysregulation of this Th1 response is also associated with pathologies such as autoimmune diseases, including multiple sclerosis, psoriasis and IBD. In those cases, the body reacts to a part of itself as if it is a threat, and the inflammation that results is part of the Th1 response. Therapies that interfere with Th1 signaling include glucocorticoids, inhibitors of TNFa and inhibitors of interleukin 12 and interleukin 23, or IL-12/IL-23. These therapies have been approved to treat multiple diseases such as rheumatoid arthritis, psoriasis and IBD.

Th2 immune responses help the body attack extracellular pathogens and drive allergic reactions. Diseases caused by Th2 dysregulation include asthma, AD and allergies. Dupilumab, which blocks the activity of Th2 cytokines by inhibiting IL-4 and IL-13, has been approved to treat AD and asthma.

Previously approved modulators of the Th1 and Th2 immune responses have illustrated both the broad therapeutic potential and the sizeable commercial market associated with targeted T cell therapies. We believe, however, that there exist multiple opportunities to develop next-generation therapeutics directed against clinically validated as well as novel targets that regulate Th1 and Th2 immune responses.

Our Approach

Our differentiated approach is designed to specifically identify product candidates based on our deep understanding of the immune system, particularly T cell biology, and ability to develop sophisticated functional assays using T cells. In contrast to traditional drug discovery approaches, which often begin with high throughput screening based on biochemical properties, we directly screen our molecules with these functional assays. We believe our approach leads to more rapid identification of relevant molecules and avoids the elimination of attractive molecules that could fail to advance through traditional screening assays.

We apply our approach to develop product candidates against targets in T cell modulation related to inflammatory diseases with large unmet need. Our goal is to produce first-in-class or best-in-class product candidates to address these targets.

Figure 1. Our drug screening approach

Our Product Candidates

CBP-201, an Anti-IL-4Ra Antibody

We are advancing CBP-201, an investigational, an anti-IL-4Ra antibody, for the treatment of inflammatory allergic diseases such as AD, asthma and CRSwNP. Inhibition of IL-4Ra blocks the action of two inflammatory cytokines: IL-4 and IL-13. Dupilumab, marketed as Dupixent® by Sanofi and Regeneron, an antibody that also targets IL-4Ra, has been demonstrated to lead to significant therapeutic benefit in patients with these diseases. Despite being on the market for only four years, sales of dupilumab were over €5.2 billion in 2021, representing +48.5% growth over 2020 and are expected to grow to over €10 billion according to Sanofi’s estimates.

Atopic dermatitis disease overview

Atopic dermatitis, or AD, also referred to as eczema, is one of the most commonly diagnosed chronic inflammatory skin disease characterized by skin barrier disruption and immune dysregulation. Chronically inflamed skin lesions cause persistent itch, which is the primary symptom associated with the disease, as well as localized pain and sleep disturbances. According to the National Eczema Association, 26.1 million people in the United States have AD. Of these, 6.6 million adults have moderate-to-severe disease. Globally, prevalence of AD is increasing and, as of 2018, had an estimated lifetime prevalence of up to 20%. In the PRC, the prevalence of clinically diagnosed AD in children aged one to seven is estimated to be approximately 13% as of 2016. Although AD prevalence is stabilizing in high-income nations, it has historically increased two- to three-fold in industrialized nations since the 1970s. The estimated global market for AD was approximately $7.6 billion in 2021 and is expected to grow to $12.1 billion by 2025, a compound annual growth rate, or CAGR, of 12.4%.

Topical anti-inflammatory agents, such as corticosteroids and calcineurin inhibitors, are routinely used to manage skin health and to reduce skin inflammation in patients with mild-to-moderate AD. Patients whose disease flares despite topical treatments may be prescribed systemic agents such as oral corticosteroids or oral cyclosporine to rapidly relieve severe signs and symptoms of the disease. While these are effective as temporary treatments of flare-ups, extended use has been associated with many potential side effects or adverse events. Systemic steroids, such as prednisone, can lead to symptom relief but their use is not recommended to induce stable remission due to numerous side effects associated with steroids and the propensity of severe disease flares upon abrupt treatment cessation. Cyclosporine is also generally not recommended for use lasting longer than one to two years, as it has been associated with renal toxicity, hirsutism, nausea and lymphoma. Based on data from the 2014 Adelphi US AD Disease Specific Program over 58% of adults with moderate-to-severe AD have disease which physicians consider to be inadequately controlled by these therapeutic modalities.

To address the shortcomings of traditional therapies for AD, specific biologic targets implicated in the pathogenesis of AD have been explored, a key focus of which has been interleukin-4, or IL-4 and interleukin-13, or IL-13. IL-4 production leads to increased levels of immunoglobulin E, or IgE, and eosinophils in the peripheral blood and tissue. IL-13 is a Th2-related cytokine that affects B cells and monocytes thereby regulating inflammatory and immune responses. Both cytokines exert their effects via IL-4Ra, which is expressed on the surface of T cells, B cells and macrophages amongst others and is involved in activation of the inflammatory immune response to allergens. IL-4Ra can form a heterodimer with the IL-13 receptor, or IL-13Ra, and can thus be activated by binding of either IL-4 or IL-13. IL-4 and IL-13 have redundant activities and both serve as the main drivers of allergic inflammation in the body. Activation of IL-4Ra leads to cytokine production, macrophage activation, IgE production by B cells, mucus production by airway epithelial cells, and dermal inflammation and remodeling.

In 2017, dupilumab, marketed as Dupixent® by Sanofi and Regeneron, was approved as an alternative treatment for patients with moderate-to-severe AD. Dupilumab blocks signaling through IL-4Ra, preventing IL-4 and IL-13 from binding and reducing levels of serum cytokines and IgE levels. Treatment with dupilumab has been shown to alleviate symptoms in patients suffering from AD and other inflammatory diseases such as asthma, CRSwNP and in Phase 3 clinical trials for other type 2 inflammatory diseases, such as eosinophilic esophagitis (EoE), prurigo nodularis (PN) and chronic spontaneous urticaria (CSU). Dupilumab has been approved by the FDA for the treatment of AD that is not adequately controlled with topical prescription therapies and as an add-on maintenance treatment for moderate-to-severe asthma and inadequately controlled CRSwNP. Despite being on the market for only four years, sales of dupilumab were over €5.2 billion in 2021 and are expected to grow to over €10 billion according to Sanofi’s estimates, highlighting the high demand for effective treatments for AD. The global market opportunity for asthma biologics is likewise growing rapidly, with a total market size of approximately $1.8 billion in 2015 and projected growth to $6.1 billion by 2024, a CAGR of 14.5%.

Limitations of dupilumab

Despite the impressive results, a significant number of patients treated with dupilumab continue to have significant active uncontrolled disease. In SOLO 1 and SOLO 2, two Phase 3 clinical trials in moderate-to-severe AD patients whose disease was not adequately controlled with topical prescription therapies, both of which were conducted by Sanofi and Regeneron, a 75% reduction in the Eczema Area and Severity Index score, or EASI-75, was achieved at week 16 by 44 to 51% of patients receiving dupilumab every two weeks and, in another long-term efficacy study conducted by Sanofi and Regeneron, LIBERTY AD CHRONOS, 39% of patients in the dupilumab plus topical corticosteroids groups achieved the Investigator’s Global Assessment endpoint of a score of zero or one, with at least a two point or greater reduction from baseline, at weeks 16 and 52. These results indicate that up to 60% of patients do not achieve sufficient control of disease. Further, even for patients that respond to treatment with dupilumab, it can take 12 to 16 weeks to achieve adequate control. Lastly, dupilumab is not approved for dosing less frequently than every two weeks for adults.

Our solution, CBP-201

CBP-201 is an investigational, human monoclonal antibody targeting IL-4Ra. As an inhibitor of IL-4Ra, CBP-201 blocks inflammatory signaling by both IL-4 and IL-13. CBP-201 binds to a region of IL-4Ra that is distinct from that bound by dupilumab and associated with high binding affinity and potency for IL-4Ra, which we believe may lead to improved clinical response. Our clinical development program is focused on the potential for differentiating CBP-201 from dupilumab in the degree of clinical response and with less frequent dosing.

Figure 2. CBP-201 is an anti-IL-1Ra antibody designed to block the signaling of both IL-4 and IL-13.

We have completed a Phase 2b trial of CBP-201 in adult patients with moderate-to-severe AD, that was conducted in 59 trial sites across the United States, the PRC, Australia and New Zealand, and was designed to assess efficacy, safety, pharmacokinetics and pharmacodynamics with longer term, alternate dosing schedules (CBP-201 WW001). The prolonged pharmacodynamic TARC response following a single dose of CBP-201 observed in our initial Phase 1a trial suggests that it may be possible to achieve suppression of IL-4Ra on a once every two weeks or once every four weeks dosing schedule, following a loading dose.

Key inclusion criteria for the WW001 trial were moderate-to-severe AD adult patients that were inadequately controlled with topical corticosteroids and calcineurin inhibitors, AD duration of at least one year, an EASI score of at least 16, and IGA score of at least 3 and at least 10% BSA involvement. This trial enrolled a total of 226 patients across three cohorts of CBP-201 and a placebo control. The first cohort received one loading dose of 600 mg of CBP-201 followed by 150 mg every two weeks (Q2W). The second cohort received one loading dose of 600 mg, then 300 mg Q2W. The third CBP-201 cohort received one loading dose of 600mg followed by 300 mg every four weeks (Q4W). All patients were dosed for a total of 16 weeks followed by an 8 week safety follow-up period. The primary endpoint was the percentage change in EASI from baseline to week 16. Key secondary endpoints included the proportion of patients achieving IGA 0,1, EASI-75, EASI-90 and the change in PNRS from baseline to week 16.

Figure 3. Design of the Phase 2b trial of CBP-201 in moderate-to-severe AD

The results from the WW001 trial detailing the primary and key secondary endpoints were presented at the Maui Derm 2022 Scientific Meeting, including the following:

•
CBP-201 successfully met both primary and key secondary endpoints, demonstrating significant improvements in skin clearance, disease severity and itch, compared to placebo, and suggesting a potential dose response between CBP-201 300mg and CBP-201 150mg.
•
CBP-201 was generally well tolerated, with a similar incidence of Treatment-Emergent Adverse Events, or TEAEs, Serious Adverse Events, or SAEs and TEAEs leading to study drug discontinuation between the active and placebo arms. For AEs of special interest, or AESIs among patients receiving CBP-201, there were low reported incidences of injection site reactions (1.8%) and conjunctivitis (3.5%). The WW001 trial occurred during the COVID-19 pandemic and the patient population recruited had a markedly lower AD disease severity and higher patient discontinuation rate relative to previous third-party IL-4Rα antibody Phase 3 trials. We believe these factors contributed to a higher placebo response rate and lower active group response rate in our trial than observed in third-party trials with a higher baseline disease severity and fewer patient discontinuations. As such, we conducted post-hoc analyses from the trial to evaluate the effects of these factors on the magnitude of the efficacy results observed with CBP-201. These analyses demonstrated that with an increasing baseline disease severity, CBP-201 efficacy results improved across all doses, with placebo responses trending lower, supporting our plans for further development of CBP-201 300mg administered Q2W and also when administered Q4W.

EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo. **P<0.01 vs placebo. ***P<0.001 vs placebo.

Figure 4. Primary Endpoint – EASI % change from baseline at Week 16

EASI-50/75/90, Eczema Area and Severity Index score percentage improvement. FAS, full analysis set. IGA, Investigator’s Global Assessment. NRI, non-responder imputation. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo. **P<0.01 vs placebo. ***P<0.001 vs placebo

Figure 5. Key Secondary Endpoints – % patients with IGA 0/1, and ≥2-point reduction / EASI-50, -75 or -90 % response vs. baseline at Week 16

PP-NRS, Peak Pruritus Numerical Rating Scale. FAS, full analysis set. LS, least squares. LOCF, last observation carried forward. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo. **P<0.01 vs placebo.

Figure 6. Key Secondary Endpoints – Change in weekly average PP-NRS at Week 16

n (%) patients with…	CBP-201 300 mg Q2W N=57	CBP-201 150 mg Q2W N=57	CBP-201 300 mg Q4W N=56	All CBP-201 N=170	Placebo N=56
Any TEAE	26 (46%)	24 (42%)	32 (57%)	82 (48%)	30 (54%)
Serious TEAE	0	1 (1.8%)	2 (3.6%)	3 (1.8%)	2 (3.6%)
Grade ≥3 TEAE	1 (1.8%)	1 (1.8%)	4 (7.1%)	6 (3.5%)	1 (1.8%)
Discontinuation due to TEAE	0	1 (1.8%)	1 (1.8%)	2 (1.2%)	1 (1.8%)
Treatment-related TEAE	6 (10.5%)	6 (10.5%)	8 (14.2%)	20 (11.7%)	5 (8.9%)
COVID-19 infections	2 (3.5%)	4 (7.0%)	1 (1.8%)	7 (4.1%)	4 (7.1%)
Conjunctivitis Conjunctivitis allergic	2 (3.5%) 0	2 (3.5%) 0	1 (1.8%) 1 (1.8%)	5 (2.9%) 1 (0.6%)	0 0
Injection site reaction	1 (1.8%)	1 (1.8%)	1 (1.8%)	3 (1.8%)	1 (1.8%)
Herpes virus infections Oral herpes Ophthalmic herpes simplex	0 0	0 0	0 1 (2%)	0 1 (1%)	1 (1.8%) 0

Table 1. Safety Summary to Week 24

We believe the results from the WW001 trial were adversely affected by enrolled patients having less severe disease and a relatively high rate of treatment discontinuations.

To evaluate these hypotheses, we conducted post-hoc analyses to examine the impact of baseline disease severity on the magnitude of the observed treatment effect, including:

Post-hoc analyses	Issue that the analysis was conducted to evaluate
The PRC Subgroup (n=32)

Conducted to evaluate the outcomes for the Chinese patient population in the trial , which showed disease severity higher than the global population (Higher baseline EASI / baseline TARC) and appeared to show a reduced impact from discontinuations.

Median Results (n=226)	Conducted to account for non-normal distribution of baseline EASI reflecting low disease severity
EASI baseline (n=216)	Conducted to stratify efficacy responses by baseline EASI score (disease severity)
TARC baseline (n=212)	Conducted to stratify efficacy responses by baseline levels of an inflammatory biomarker of disease activity

Table 2. Additional post-hoc analyses performed to evaluate impact of baseline severity on CBP-201 response

These analyses demonstrated that with an increasing baseline disease severity, CBP-201 efficacy results improved across all doses, with placebo responses trending lower, supporting our plans for further development of CBP-201 300mg administered Q2W and also when administered Q4W.

EASI, Eczema Area and Severity Index score. EASI-50/75/90, Eczema Area and Severity Index score percentage improvement PP-NRS, Peak Pruritus Numerical Rating Scale. IGA, Investigator’s Global Assessment. NRI, non-responder imputation FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. *P<0.05 vs placebo.

Figure 7. WW001 Additional analyses - the PRC sub-group (Post-hoc)

EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. CFB, change from baseline

Figure 8. WW001 Additional analyses – Median Changes for continuous variables at Week 16 (Post-Hoc)

EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. CFB, change from baseline. Tertiles defined as Low (≤ 18.4), Mid (>18.4 to 26.4) and High (≥ 26.4). *P<0.05 vs placebo. ***P<0.001 vs placebo.

Figure 9. WW001 Additional analyses – EASI % change from baseline at Week 16 by baseline EASI tertiles (Post-hoc)

^Serum TARC quantified via Luminex (WW001) and ELISA (SOLO 1 & 2) technologies. EASI, Eczema Area and Severity Index score. FAS, full analysis set. LOCF, last observation carried forward. LS, least squares. Q2W, every 2 weeks. Q4W, every 4 weeks. CFB, change from baseline. Tertiles defined as Low (≤ 116.74 pg/mL), Mid (>116.74 to ≤ 291 pg/mL) and High (≥ 291 pg/mL).*P<0.05 vs placebo. **P<0.01 vs placebo. ***P<0.001 vs placebo

Figure 10. WW001 Additional analyses – EASI % change from baseline at Week 16 by baseline TARC tertiles (Post-hoc)

Ongoing clinical trials

We initiated a PRC-specific pivotal trial to evaluate CBP-201 in adult patients with moderate-to-severe AD, in the second half of 2021. We initially designed the trial to enroll 255 patients, but have decided to expand the trial to include a target enrollment of approximately 500 patients.

As a result with respect to the PRC specific pivotal trial of CBP-201:

•
enrollment is being continued into the second half of 2022;
•
the expanded patient population will now include both adult and adolescent patients; and
•
the expanded patient numbers will also now include greater exposure to 300mg Q2W and 300mg Q4W.

Pending agreement with the Center for Drug Evaluation of the National Medical Products Administration, or NMPA, as to the required patient numbers for this PRC-specific pivotal trial and also for the ability to disclose the data from stage 1 of the trial (Baseline to week 16, the primary endpoint timing), top-line data readout is currently expected to be available as early as in the first half of 2023.

We are conducting clinical trials to assess the potential of CBP-201 in other diseases driven by dysregulation of the Th2 immune response, including global Phase 2 trials of CBP-201 in patients with Type 2 inflammatory asthma and CRSwNP, both of which were initiated in 2021.

Planned clinical trials

Based on the successful results from the phase 2b trial in moderate-to-severe AD adult patients, we plan to initiate a phase 3 program in both adults and adolescents (12 years to 17 years of age) in this same population, subject to positive meetings with regulatory authorities in both USA and ex-USA, with target first patient enrolled in the second half of 2022.

CBP-307, a Sphingosine 1-Phosphate Receptor 1 Modulator

CBP-307 is an investigational, selective modulator of sphingosine 1-phosphate receptor 1, or S1P1, which we are developing for the treatment of UC and CD. Modulation of S1P1 activity has been shown to suppress T cell migration and reduce inflammation and approved S1P1 modulators such as fingolimod, siponimod, and ozanimod are used to treat multiple sclerosis. We have observed in vitro potency, selectivity and pharmacokinetics for CBP-307 that we believe suggest advantages over other S1P1 modulators. Based on the accumulating clinical evidence seen with other S1P1 modulators, and the class mechanism of preventing T cells from entering circulation and therefore reducing the likelihood of their migration into inflamed gastrointestinal parenchymal tissue, we believe that CBP-307 has potential to address unmet needs in UC and CD. We have completed a Phase 1 trial in healthy volunteers in which CBP-307 was generally well-tolerated. Administration of CBP-307 led to reductions in circulating lymphocytes, which recovered within one week of treatment completion. We anticipate reporting top-line results from a global Phase 2 trial in UC before the end of the second quarter of 2022. Our Phase 2 trial in CD ended early in 2021 due to COVID-19 enrollment challenges. We will determine whether to initiate future trials in CD based on Phase 2 UC trial data.

Ulcerative colitis and Crohn’s disease overview

UC and CD are forms of IBD that are distinguished by the portion of the intestinal tract that is affected. In CD, segments of local inflammation can be found anywhere along the digestive tract, whereas UC is characterized by inflammation and ulceration of just the inner lining of the colon and rectum. Both diseases are associated with symptoms, that dependent upon the extent and severity of the disease, include abdominal pain, bloody diarrhea, rectal bleeding, urgency, fecal incontinence, and fatigue. Both UC and CD are diseases that undergo cycles of remissions and relapses.

Approximately 1.3% of adults in the United States, or approximately three million people, were estimated to be diagnosed with UC or CD in 2015. Worldwide in 2017, there were approximately 6.8 million people affected by IBD, and the majority of IBD patients had UC. The estimated global market for UC was approximately $5.4 billion in 2020, and the estimated global market for CD was approximately $7.4 billion in 2019. The UC market is estimated to grow at a CAGR of 6.8% to $7.5 billion in 2025. The CD market is estimated to reach $12.6 billion in 2029, a CAGR of 5.5%.

Mesalamine is typically used for first-line treatment and maintenance of remission in mild-to-moderate active UC and CD and can be supplemented with oral corticosteroids for disease flares. Patients who have moderate-to-severe disease or are refractory to mesalamine and oral corticosteroids may be treated with intravenous steroids, or biologics, including anti-TNFa, anti-integrin a4ß7, anti-IL-12/23, or small molecule inhibitors of JAK.

Limitations of Existing Therapies

Despite the multiple therapeutic options available for IBD, significant unmet medical need remains due to the tolerability, inadequate clinical responses and remissions, speed of action and burden of administration associated with existing therapies. Prolonged exposure to intravenous steroids is associated with a side effect profile that may outweigh clinical benefit. Anti-TNFa agents have been associated with a risk of infection or malignancy, while the approved labeling for specific JAK inhibitors includes a “black box” warning for risks including serious infections, mortality, malignancy and thrombosis. Beyond the safety concerns associated with existing therapies, clinical management of UC and CD remains unsatisfactory, with one 2013 study reporting that less than half of patients achieved long-term remissions. Further, some advanced therapies have a delay in onset of up to three months, and maximal clinical remission may require up to one year of treatment. Some therapies also involve complicated administration regimens, with biologics requiring either regular subcutaneous injections or intravenous infusions. There is therefore an unmet medical need for novel oral agents with an enhanced risk-benefit profile and more convenient administration for the treatment of moderate-to-severe active IBD.

Role of S1P1 in inflammation

S1P1 is a clinically validated anti-inflammatory target with three marketed drugs directed against it: fingolimod, marketed as Gilenya® by Novartis, siponimod, marketed as Mayzent® by Novartis, and ozanimod, marketed as Zeposia®, by Bristol Myers Squibb. All three drugs are approved to treat multiple sclerosis. Sales of fingolimod were $3.2 billion in 2019.

There are five sphingosine 1-phosphate receptors: S1P1-S1P5. S1P1, in particular, is expressed on lymphocytes that are associated with the underlying inflammation of autoimmune diseases. Importantly, modulation of the S1P1 receptor causes selective and reversible sequestration of circulating lymphocytes in the thymus and peripheral lymphoid tissues. This sequestration is achieved through changes in the trafficking of lymphocytes. These changes, in turn, prevent the migration of autoreactive lymphocytes to sites of inflammation, including the central nervous system in multiple sclerosis and the gastrointestinal tract in IBD. It is exactly this reduction in the migration of potentially damaging lymphocytes that is a desirable result of intervention in S1P1 signaling.

Other sphingosine 1-phosphate receptors have physiological roles that do not involve inflammation. Inhibition of S1P3, for example, with poorly selective S1P1 modulators, such as fingolimod, is associated with fibrosis in mice models. S1P2 and S1P3 are also expressed on myofibroblasts and their modulation leads to vasoconstriction and an increase in blood pressure. The clinical relevance of S1P4 and S1P5 is currently unknown. Fingolimod, which lacks high selectivity, has been associated with significant AEs and is contraindicated for patients with a history of cardiac disease.

We believe that this lack of selectivity can be overcome with a more targeted approach to drug discovery. Furthermore, we believe that S1P1 modulation of lymphocyte trafficking may have utility in other autoimmune diseases, including highly prevalent diseases with unmet need such as UC and CD. S1P1 modulators with high specificity for S1P1 may lead to reductions in those cardiovascular effects that limit the potential of less selective modulators to be used in broad populations. Prior clinical trials of second generation S1P1 modulators, ozanimod and etrasimod, demonstrated results in IBD, but are not yet approved for any IBD indication. Further optimization of pharmacokinetics and pharmacodynamics of a highly selective S1P1 modulator has the potential to lead to a best-in-class agent for autoimmune diseases, particularly in UC and CD.

Our solution CBP-307

CBP-307 is an orally available, next generation, small molecule modulator of S1P1 that is designed to reduce inflammation without killing T cells or targeting a specific cytokine. By design, CBP-307 is highly selective for S1P1 without significant activity for S1P2 and S1P3 receptor subtypes allowing it to potentially have an optimized effect on circulating T lymphocytes, which we believe may result in significant anti-inflammatory activity. In preclinical studies, CBP-307 demonstrated strong pharmacokinetics and pharmacodynamics, with rapid onset of action and rapid recovery of T lymphocytes. These enhanced characteristics were evidenced by CBP-307’s short half-life as well as ability to rapidly induce an absolute lymphocyte reduction to ~400 to ~750 cells per µL and >60-70% reduction in lymphocyte count from baseline, which compares favorably to targets achieved by approved S1P1 modulators. Further, its pharmacokinetics characteristics could allow CBP-307 to be dosed once daily orally. CBP-307 is not a pro-drug and does not require in vivo conversion to produce its effects. We believe these characteristics position CBP-307 to potentially address the unmet efficacy, safety and convenience needs of currently approved agents in UC and CD.

Figure 11. Mechanism of CBP-307

We discovered CBP-307 by running a functional screen for the desired biological property, which in this case was the ability of a small molecule to cause internalization of S1P1 from its native location on the surface of T cells. It is because of this internalization that T cells are not able to leave the lymph node and enter circulation. By focusing our discovery efforts on this desired result, we were able to identify CBP-307 as a highly potent S1P1 modulator while avoiding false positive results for compounds that bound tightly to S1P1 but did not cause internalization and false negative results for compounds that failed to bind tightly to recombinant S1P1.

CBP-307 is a highly potent and selective modulator of S1P1, which in preclinical studies has shown selectivity of over 80,000-fold in S1P1 versus S1P3. Furthermore, in preclinical studies, 10 µM of CBP-307 did not show meaningful interactions in a broad receptor panel screen against other G-protein-coupled receptors and ion channels that have important physiologic functions in the body except for an inhibition effect of 57% on the histamine receptor H1. In preclinical studies, CBP-307 was only significantly inhibited by two of the seven major cytochrome P450 metabolizing enzymes that were profiled.

(i)
cAMP Assay
(ii)
ß-Arrestin Assay

Figure 12. CBP-307 potently and selectively modulated S1P1 in vitro. Information provided in the table above is for illustrative purposes only and is not a head-to-head comparison. Differences exist between study or trial designs and subject characteristics, and caution should be exercised when comparing data across studies.

We have completed a Phase 1 trial of CBP-307 in 44 healthy adults in Australia, which consisted of a 7-day single ascending dose regimen and a 28-day multiple ascending dose regimen, and another in 30 healthy adults in the PRC. The single dose regimen in the trial in Australia included 0.1 mg, 0.25 mg, 0.5 mg, 2.5 mg and placebo cohorts. The multiple dose regimen in the trial in Australia included 0.15 mg, 0.25 mg and placebo cohorts. In the trial in the PRC, the single and multiple dose regimens included 0.1 mg, 0.2 mg and placebo cohorts, and the multiple dose regimen also included a 0.3 mg cohort. Once daily doses of up to 0.25 mg of CBP-307 were generally well-tolerated. The most frequent AEs observed across all regimens included low white blood cells and headache. Most AEs were mild or moderate. There were no clinically significant changes in lung function, a range of ophthalmological tests, blood pressure, or liver enzyme levels. Consistent with observations from clinical trials of other S1P1 modulators, a dose-dependent decrease in heart rate was observed early in all regimens. One healthy adult treated with a single dose of 2.5mg of CBP-307 experienced bradycardia associated with transient asystole, which was deemed to be a treatment-related serious adverse event. The healthy adult was treated with high-flow oxygen and fully recovered.

Sequestration of lymphocytes in the lymphoid tissues results in decreased lymphocyte count in peripheral circulation, which can be measured through blood sampling and thereby provide a robust mechanistic pharmacodynamic biomarker for preclinical and clinical studies. Although our trials were not powered to achieve statistical significance, in six healthy adults, CBP-307 at 0.25 mg led to a

75% decrease in number of circulating lymphocytes by day 14 of dosing and this level of lymphocyte suppression was maintained for the rest of the daily dosing period. Upon completion of dosing, the levels of lymphocytes returned to baseline within one week.

Figure 13. CBP-307 led to a reduction in the level of circulating lymphocytes in healthy volunteers.

Data from a separately conducted Phase 1 clinical trial in healthy adults showed a median reduction of 65% with a 1 mg dose of ozanimod after 28 days, while a 2 mg dose of etrasimod in a Phase 1 trial was associated with a mean reduction of 69% at steady state from days seven to 21. We believe that the comparison of the reduction in circulating lymphocytes across our trials and these independent clinical trials is meaningful because all were conducted in healthy volunteers using a 21-day or 28-day multiple-dose regimen. Healthy individuals share the same normal range of absolute lymphocyte count, or ALC, and the percentage of lymphocytes as a proportion of total white blood cells. Like our trial, the Phase 1 clinical trial of ozanimod and Phase 1 clinical trial of etrasimod required the healthy volunteers to have normal hematology. Consequently, we believe these subjects have similar baseline levels of circulating lymphocytes. Based on their known and validated pharmacological mode of action, S1P1 modulators reduce circulating lymphocyte counts, and as such, the reduction of circulating lymphocytes seen across trials in these healthy subjects are believed to be due to the effect of the investigational drugs studied, including, in the case of our trial, CBP-307.

We hypothesize that the selectivity and potency of CBP-307 observed in healthy adults will translate into similar effects on lymphocyte levels in UC patients. Independent clinical trials of ozanimod and etrasimod in UC patients have shown weaker activity on reductions in circulating lymphocytes compared to healthy volunteers of 49% and 40%, for ozanimod 1 mg at eight weeks and etrasimod 2 mg at steady state of four weeks, respectively. We believe the lower ALC reductions seen in these Phase 2 trials potentially reflect sub-optimal dosing. It has been confirmed by Arena that they intend to test a dose of 3 mg of etrasimod in the CULTIVATE trial in CD, which is greater than the 2 mg of etrasimod previously tested in UC and AD. Arena has also confirmed that it intends to apply the higher 3 mg dose of etrasimod to clinical programs other than UC.In addition, we observed the restoration of lymphocyte levels upon completion of dosing with CBP-307, which was faster than that reported for other S1P1 modulators. We attribute these results to the shorter half-life of CBP-307 of approximately 25 hours observed in healthy subjects. This is in contrast to fingolimod, which reported a half-life of six to nine days and a lymphocyte recovery time of 30 days to 60 days. We believe the ability to rapidly restore lymphocyte levels is important as it could minimize the length of time that a patient treated with CBP-307 may have compromised immunity, which may lower the risk of patients developing infections. Patients treated with fingolimod may be at risk of developing infections for up to two months beyond completion of dosing.

Figure 14. The shorter half-life of CBP-307 compared to other S1P1 modulators correlates with a shorter lymphocyte recovery time. Information provided in the table above is for illustrative purposes only and is not a head-to-head comparison. Differences exist between study or trial designs and subject characteristics, and caution should be exercised when comparing data across studies.

Clinical Development of CBP-307 in Patients with IBD

We have initiated and fully enrolled a double-blind, placebo-controlled global Phase 2 trial of CBP-307 in 134 adult patients with moderate-to-severe UC. The primary endpoint of this trial is the clinical response at week 12 in the 0.2 mg CBP-307 group versus the placebo group, as measured by the modified Mayo score, an objective measure of disease severity based on stool frequency, rectal bleeding, endoscopic findings, and physician overall evaluation. Specifically, clinical response is defined as a decrease of at least 3 points and at least 30% from baseline in the complete Mayo score, accompanied by a decrease of at least 1 point from baseline in the rectal bleeding subscore or an absolute rectal bleeding subscore of at least 1 point. This trial is still ongoing. We anticipate reporting top-line results from this trial before the end of the second quarter of 2022.

Figure 15. Design of the Phase 2 trial of CBP-307 in UC

In parallel, we initiated a Phase 2 trial of CBP-307 in patients with moderate-to-severe CD in the PRC. The primary endpoint of this trial was the clinical response, as measured by the Crohn’s Disease Activity Index, or CDAI. Enrollment in this trial was ended prematurely with only 22 patients completing 12 weeks of dosing due to challenges in recruitment caused by the COVID-19 pandemic.

Nevertheless, from this limited number of patients who were able to complete 12 weeks of dosing, CBP-307 was generally well-tolerated and the safety profile was consistent with our earlier CBP-307 phase 1 studies as well as with the safety profiles seen with emerging data from other second generation S1P1 modulators currently in clinical development in IBD. Although this trial ended prematurely and thus was not powered to show statistically significant treatment group differences, exploratory efficacy assessments in the per protocol dataset of 18 patients suggested clear evidence of biological activity of CBP-307, with all patients on the 0.2 mg dose showing benefits on biomarkers of disease at week 12, such as reductions compared to baseline in ALC and reductions compared to baseline in Fecal Calprotectin, or FCP. In addition, all patients on the 0.2 mg dose had a reduction in the key clinical endpoint of the CDAI score at week 12, an efficacy parameter accepted by the FDA in trials of other drugs approved to date. In contrast, in the placebo group, changes in the ALC, FCP and CDAI score at week 12 compared to baseline were variable, with the majority of these placebo patients showing worsening of these markers.

Figure 16. We observed evidence of biological activity in CD patients treated with 0.2 mg doses of CBP-307.

Based on this data, and the evidence of CBP-307’s biological effect, we are continuing the development of CBP-307 in IBD with our ongoing UC clinical trial and will determine whether to initiate further clinical trials of CBP-307 in CD upon the completion of the Phase 2 UC trial.

Planned clinical trials

S1P1 modulators have demonstrated clinical efficacy in a number of Th1-related immune diseases including multiple sclerosis, psoriasis and IBD. We chose to focus our initial development resources on IBD, where we believe CBP-307 has the highest potential to demonstrate superior clinical response and safety as compared to existing products. If we observe clinical activity in IBD, we will consider investigating the potential of CBP-307 in other immune diseases.

CBP-174, a Histamine Receptor 3 Antagonist

We are developing CBP-174 as a rapid acting therapy for the alleviation of pruritus in AD. CBP-174 is an antagonist of histamine receptor 3, or H3R, that was observed to reduce scratching after injection in a mouse model of pruritus. It was designed not to penetrate the blood brain barrier and has been well-tolerated in multiple preclinical studies. We obtained global rights to CBP-174 from Arena. We initiated a Phase 1 trial with CBP-174 in the first half of 2021 and expect to have topline results in first half of 2022.

Chronic inflammatory pruritus overview

AD is often accompanied by chronic inflammatory pruritus, or an unpleasant and often persistent itch that can last over six weeks in duration and is often caused by inflamed skin lesions. Due to the significant impact chronic inflammatory pruritus has on AD patients’ quality of life, AD severity is often measured by patients based on intensity of pruritus rather than skin lesions themselves. The effect on patients experiencing this symptom contributes to additional comorbidities in some, such as hyperactivity, generalized anxiety and major depressive disorders. Of those with AD, prevalence of chronic pruritus was estimated to range from 58 to 91% in 2015. Despite currently available treatments for AD, an estimated 40 to 50% of AD patients have inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

The role of histamine receptors in pruritus

Histamine is a small molecule that is released by inflammatory immune cells leading to multiple effects including dilation of local blood vessels and the facilitation of immune cells to leave the bloodstream and migrate to areas of tissue damage or infection. In diseases such as AD, this can lead to exacerbation of inflammatory conditions such as pruritus. Histamine and acetylcholine provoke itch by direct binding to ‘itch receptors’ and several mediators such as neuropeptides, proteases or cytokines indirectly via histamine release. The direct role of histamines in inducing pruritus has been demonstrated in mice, where injections of histamines or other agonists of histamine receptors induced strong itch.

There are four types of histamine receptors, H1R, H2R, H3R, and H4R. H2R is involved in gastric acid secretion and is the target of drugs such as famotidine and ranitidine which are used to treat conditions such as peptic ulcers and gastroesophageal reflux. H3R is highly expressed in the central nervous system where it has been targeted by a number of product candidates intended to treat cognitive disorders such as Alzheimer’s and Parkinson’s diseases. H3R is also expressed in the peripheral tissues, including nerve cells.

Common antihistamine drugs, or molecules that block histamine receptors, primarily target the histamine 1 receptor, or H1R, and lead to alleviation of itch in part by blocking H1R on peripheral nerves. Antihistamines are commonly used in clinical practice and as over-the-counter therapies for the alleviation of histamine-driven allergic reactions. However, many types of chronic itch cannot be relieved by current antihistamine treatments that target H1R. Many of these antihistamines have significant activity in the central nervous system leading to undesirable side effects such as drowsiness, rapid heart rate, and dizziness. In our preclinical research we observed that inhibition of H3R significantly reduced itch in a mouse model of allergen-induced chronic skin inflammation, indicating inhibition of pruritus in skin inflammation by an H3R antagonist is not limited to acute itch induced by direct pruritogen injection.

Our solution, CBP-174, a peripherally acting H3R antagonist

We are developing CBP-174, a peripherally acting H3R antagonist, for oral administration to treat chronic pruritus associated with skin inflammation. We believe that the ability to quickly alleviate itch in the setting of AD has the potential to complement the anti-pruritic effect of disease-modifying IL-4Ra antagonists such as our CBP-201 product candidate or dupilumab. In clinical trials, these currently approved IL-4Ra targeted products required weeks of treatment for many AD patients to obtain significant relief of pruritus.

In a preclinical model of histamine-induced pruritus in mice, CBP-174 at an oral dose of 0.1 mg/kg led to significant reductions in scratching. We observed that CBP-174 had a strong anti-itch effect in mice with a rapid onset of action, within the first 30 minutes of dosing.

Figure 17. CBP-174 reduced scratching in a histamine-induced pruritus mouse model at doses of 0.1 mg/kg, 0.3 mg/kg and 1 mg/kg

We have developed a topical 0.01% ointment formulation of CBP-174 that led to similar reductions in scratching frequency in these mice. We observed that the slow release of CBP-174 from the topical ointment led to prolonged exposure while simultaneously increasing the local concentration of drug at skin lesions.

Administration of CBP-174 orally was well-tolerated with no clinical signs of toxicity in a 28-day multiple-dose study of up to 5 mg/kg in rats. Single doses of up to 3 mg/kg were well-tolerated in dogs with no toxicologically significant changes in heart rate or hematology. In mice, brain exposure of CBP-174 was between three and five percent of levels in plasma. These preclinical data supported advancing CBP-174 into clinical studies.

We initiated a Phase 1 trial of CBP-174 in the first half of 2021. This is a single ascending dose double-blind trial of CBP-174 in a total of 48 healthy adults. We enrolled six cohorts of eight volunteers with six in each cohort receiving one of six oral doses of CBP-174 and two placebo. The primary endpoints of this trial are safety and tolerability as well as pharmacokinetics changes. We believe that the oral formulation would work best for pruritus caused by chronic inflammatory diseases, such as AD, due to the large body surfaces that can be affected.

Our Preclinical Programs

We are building a rich pipeline of internally designed, wholly owned small molecules and antibodies leveraging our expertise in T cell biology and sophisticated functional assays. Consistent with our clinical-stage candidates, our preclinical programs are focused on targets, both novel and clinically validated, with strong biological rationale in immunology indications with high unmet medical need and sizable commercial potential.

Commercialization

Given the stage of development of our lead product candidates, we have not yet invested in a commercial infrastructure or distribution capabilities. While we currently plan to establish our own commercial organization in the United States, the PRC and potentially in other selected markets, we continue to consider and evaluate in each market the potential advantages and enhancements of our commercial capabilities that may be realized as a result of a collaboration between us and a pharmaceutical or other company.

Competition

The biotechnology and pharmaceutical industries are characterized by rapid technological advancement, significant competition and an emphasis on intellectual property. We face potential competition from many different sources, including major and specialty pharmaceutical, biopharmaceutical, therapeutics and biotechnology companies, academic research institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with current therapies and new therapies that may become available in the future. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective or more convenient or have fewer or less severe side effects than any products that we may develop. Our competitors also may obtain FDA, NMPA or other regulatory approval for their products more rapidly than we do. We believe that the key competitive factors affecting the success of any of our product candidates will include efficacy, safety profile, convenience, cost, market access and reimbursement by payors, level of promotional activity devoted to them and intellectual property protection.

We expect to face competition from existing products and products in development for each of our product candidates. In addition to those described below, there may be other earlier stage clinical programs that, if approved, would compete with our product candidates. Many of our competitors have substantially greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances made in the commercial applicability of technologies and greater availability of capital for investment in these fields. Our success will be based in part on our ability to build and actively manage a portfolio of drugs that addresses unmet medical needs and creates value in patient therapy.

We expect CBP-201, if approved, to primarily compete across several targeted indications with dupilumab, marketed as Dupixent® by Sanofi and Regeneron, and another IL-4Ra antibody currently in development for moderate-to-severe AD by Sunshine Guojian Pharmaceutical, a subsidiary of 3SBio Inc., which recently announced approval of an IND application in June 2020.

If approved for the treatment of moderate-to-severe AD, CBP-201 would also compete directly with a number of other approved systemically administered products, such as JAK inhibitors, baricitinib marketed as Olumiant® by Eli Lilly, upadacitinib marketed as RINVOQ® by AbbVie, abrocitinib marketed as CIBINQO® by Pfizer) and tralokinumab marketed as Adbry® / Adtrlaza®, an anti-IL-13 neutralizing monoclonal antibody, or mAb. Other systemic product candidates in clinical development with which CBP-201 could compete in the treatment of moderate-to-severe AD include lebrikizumab (anti-IL-13 neutralizing mAb; Eli Lilly and Almirall S.A.), risankizumab (anti-IL-23 mAb; AbbVie), amlitelimab (anti-OX40 mAb; Sanofi), GBR 830 (anti-OX40 mAb; Glenmark Pharmaceuticals), KHK4083 (anti-OX40 mAb; Kyowa Kirin / Amgen), , etrasimod (S1P1, S1P4 and S1P5 modulator; Arena), and RPT193 (C-C chemokine receptor type 4, or CCR4, antagonist; RAPT Therapeutics). If approved for the treatment of moderate-to-severe asthma, CBP-201 would compete directly with a number of approved antibodies, including dupilumab, as well as omalizumab marketed as Xolair® by Genentech/Roche and Novartis, an anti-IgE mAb, benralizumab marketed as Fasenra® by AstraZeneca, an anti-IL-5 mAb, mepolizumab marketed as Nucala® by GlaxoSmithKline, an anti-IL-5 mAb, and resalizumab, marketed as Cinqair® by Teva Pharmaceuticals, an anti-IL-5 mAb, and Tezepelumab marketed as Tezspire® by Amgen / AstraZeneca. CBP-201 would also face competition from RPT193 in the treatment of asthma.

We would expect to face similar competition if CBP-201 was approved for the treatment of CRSwNP. The majority of products or product candidates currently marketed for asthma with a type 2 inflammatory phenotype are also the agents either currently approved (dupilumab and omalizumab) or in clinical development (mepolizumab and benralizumab) for CRSwNP.

If approved for the treatment of UC and CD, we would expect CBP-307 to compete with a number of systemically administered antibodies and oral immunotherapies approved for the treatment of UC, including infliximab marketed as Remicade® by Janssen Pharmaceuticals, an anti-TNFa neutralizing mAb, adalimumab marketed as Humira® by AbbVie, an anti-TNFa neutralizing mAb, golimumab marketed as Simponi® by Janssen Pharmaceuticals, an anti-TNFa neutralizing mAb, vedolizumab marketed as Entyvio® by Takeda Pharmaceuticals, an anti-a4ß7 integrin mAb, and ustekinumab marketed as Stelara® by Janssen Pharmaceuticals, an anti-IL-12/23 mAb. We would also expect CBP-307 to compete with certolizumab marketed as Cimzia® by UCB S.A., an anti-TNFa neutralizing mAb Fab fragment approved for the treatment of CD, tofactinib marketed as Xeljanz® by Pfizer, an oral reversible JAK1 and JAK3 inhibitor, currently marketed for the treatment of UC, and ozanimod marketed as Zeposia® for the treatment of UC (S1P1, S1P4 and S1P5 modulator; Bristol Myers Squibb).

Other product candidates in clinical development with which CBP-307 could compete in the treatment of UC and CD include risankizumab (anti-IL-23 mAb; AbbVie), guselkumab (anti-IL-23 mAb; Janssen Pharmaceuticals), brazikumab (anti-IL-23 mAb; AstraZeneca) mirikizumab (anti-IL-23 mAb; Eli Lilly), filgotinib (reversible JAK1 inhibitor; Gilead Sciences), upadacitinib (reversible JAK1 inhibitor; AbbVie), and etrasimod (S1P1, S1P4 and S1P5 modulator; Arena).

If approved for treatment of chronic pruritus associated with inflammatory skin disease, CBP-174 could compete with current treatment options available for the treatment of acute pruritus of non-inflammatory origin, including topical and oral anti-histamines and would also face competition from other therapies in development for chronic inflammatory pruritus.

Intellectual property, including patents, trade secrets, trademarks and copyrights, is important to our business. Our commercial success depends in part on our ability to obtain and maintain proprietary intellectual property protection for our current and future product candidates and novel discoveries, product development technologies, and know-how. In general, to protect our product candidates and related technologies, we seek patent protection by licensing relevant patent rights from third parties or by filing Patent Cooperation Treaty, or PCT, applications and national stage patent applications throughout the world, including in the United States, the PRC, Europe and other major markets, in each case on subject matter relating to our technology, inventions, and improvements that are important to the development and implementation of our business. We also rely on know-how, confidential methodologies and processes and continuing technological innovation to develop and maintain our proprietary positions, in addition to trademarks, copyrights and trade secret laws, and employee disclosure and invention assignment agreements. Our commercial success also depends in part on our ability to operate without infringing, misappropriating or otherwise violating the proprietary rights of others and to prevent others from infringing, misappropriating or otherwise violating our proprietary rights.

We own or exclusively license more than 50 issued U.S. or foreign patents and have more than 60 pending patent applications in multiple jurisdictions, including in the United States, the PRC, the United Kingdom, France, Germany, Switzerland, the Netherlands, Sweden, Spain, Belgium, Italy, Japan, Australia, and Hong Kong.

These issued patents and patent applications include:

•
With respect to the composition of matter of CBP-201, we have a patent family with an issued U.S. patent, issued foreign patents, including in the PRC, and pending patent applications in various jurisdictions, where the issued patents and the patent applications, if issued, are expected to expire between 2036 and 2037, without accounting for any available patent term adjustments or extensions. We also have two other patent families that relate to our CBP-201 program, which include pending patent applications in various jurisdictions, including in the United States, where the patent applications, if issued, are expected to expire between 2039 and 2041, without accounting for any available patent term adjustments or extensions.
•
With respect to the composition of matter of CBP-307, we have a patent family that includes issued U.S. and foreign patents, including in the PRC, and pending patent applications in various jurisdictions, where the issued patents and the pending patent applications, if issued, are expected to expire between 2033 and 2034, without accounting for any available patent term adjustments or extensions. We further have one issued patent in the PRC, and pending U.S. and foreign patent applications, related to additional salts and crystal forms of CBP-307, where the issued patent and the patent applications, if issued, are expected to expire between 2037 and 2038, without accounting for any available patent term adjustments or extensions.

•
With respect to the composition of matter of CBP-174 and methods of making and using the same, we have issued U.S. and foreign patents, including in the PRC, where the patents and pending patent applications, if issued, are expected to expire in 2034, without accounting for any available patent term adjustments or extensions, which we exclusively licensed from Arena.

The term of individual patents depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be eligible for patent term adjustment, which permits patent term restoration as compensation for delays incurred at the USPTO during the patent prosecution process. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. While the length of the patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent per approved drug—and only those claims covering the approved drug, a method for using it, or a method for manufacturing it—may be extended under the Hatch-Waxman Act. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval or applicable approval in other jurisdictions, we expect to apply for patent term extensions on issued patents covering those products in the United States and other jurisdiction where such extensions are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. We also may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements.

Our patent positions are generally uncertain and involve complex legal and factual questions. The relevant patent laws and their interpretation, both inside and outside of the United States, is also uncertain. Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe, misappropriate or otherwise violate our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, product candidates, inventions and improvements. We cannot guarantee that patents will be granted with respect to any of our owned or licensed pending patent applications or with respect to any patent applications we may file or license in the future, nor can we be sure that any patents that may be granted to us or our licensors in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products. Moreover, issued patents do not guarantee the right to practice our technology in relation to the commercialization of our products. Issued patents only allow us to block—in some cases—potential competitors from practicing the claimed inventions of the issued patents.

Further, patents and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and any future product candidates and practicing our proprietary technology, and any issued patents may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for our product candidate and any future product candidates. In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors or other parties with similar technology. Furthermore, our competitors or other parties may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, we may face competition with respect to our product candidates and any future product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product candidate may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

We also rely on protections under trade secret laws, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our trade secrets include, for example, some program specific synthesis, formulations, patient selection strategies and some aspects of our research. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements are intended to provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements would also provide that all inventions to which the individual contributed as an inventor shall be assigned to us, and as such, will become our property. There can be no assurance, however, that these agreements and our policies will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information. We also may be unsuccessful in executing such agreements with each party who, in fact, conceives or develops intellectual property that we regard as our own or receives access to our confidential information. The assignment of intellectual property rights may not be self-executing, or the agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. Further, we have filed for and are pursuing trademark protection for our company name “Connect Biopharmaceuticals” in the United States, the PRC and some other jurisdictions.

In June 2012, we and Arena entered into an exclusive license agreement, or the Arena Agreement. Pursuant to the Arena Agreement, as subsequently amended, Arena granted us an exclusive (even as to Arena, except for internal research purposes), worldwide, royalty-bearing, sublicensable (subject to some conditions) license to identify, research, develop, make, have made, use, sell, offer for sale, have sold and import products under some patents and know how relating to H3R antagonists and methods of making and using such H3R antagonists. Under the Arena Agreement, we are obligated to use commercially reasonable efforts to conduct and complete clinical trials, other development work and commercialization activities in order to achieve the goal of commercialization of the licensed products worldwide. If we desire to sublicense or otherwise transfer any rights under the Arena Agreement to a third party or otherwise enter into a commercialization agreement with a third party with respect to selling a licensed product in a specific country, Arena has the right to first negotiation with respect to such transaction pursuant to which we must negotiate in good faith for a specified period to reach an agreement with Arena before we are able to enter into such an agreement with a third party.

Pursuant to the Arena Agreement, we are obligated to pay Arena royalties of a high single-digit percentage on net sales of all licensed products sold by us anywhere in the world. If we grant any third party a sublicense to market, distribute, or otherwise commercialize a licensed product, we are obligated to pay Arena royalties of the greater of (a) low double-digit percentage of all royalty payments, on a licensed product-by-licensed product and country-by-country basis, received from such sublicensee based on the sales of all licensed products sold by such sublicensees anywhere in the world, and (b) a royalty of a mid-single-digit percentage on the net sales of all licensed products sold anywhere in the world by such sublicensee, provided that, in the latter case, to the extent such sublicense is granted by us after a licensed product is launched for commercial sale in a particular country, the applicable rate for the royalty based on net sales of all licensed products sold in such country by such sublicensee will be reduced. After our aggregate royalty payments based on the foregoing reach a specific low single-digit million threshold, the royalty rate with respect to licensed products sold by us for end use in the PRC shall reduce to a mid-single-digit percentage, while the same high single-digit percentage royalty rate will continue to apply to licensed products sold by us for end use in the rest of the world. In addition, we are obligated to pay Arena sublicense fees of a low double-digit percentage on our sublicense revenues. Similarly, if we sell or otherwise grant any rights with respect to marketing, distribution or other commercialization of any licensed products to any third party (including by sale of all or substantially all of our assets or of our assets that relate to the Arena Agreement), we are obligated to pay Arena a low double-digit percentage of all consideration received by us pursuant to such transaction (even consideration that is attributed to assets other than a licensed product or the Arena Agreement). Lastly, we are required to pay Arena an annual license maintenance fee in the low five-figures. Royalties will be payable on a licensed product-by-licensed product and country-by-country basis from the first commercial sale of such licensed product in such country, until the later of (x) 12 years following such first commercial sale in such country, or (y) the expiration of the last to expire licensed patent in such country covering such licensed product or its manufacture or use. We have the sole responsibility to file, prosecute and maintain patents licensed under the Arena Agreement and the first right to enforce any such patents. The Arena Agreement will continue until the expiration of our obligation to pay royalties. We and Arena may each terminate the Arena Agreement upon a material breach by the other party that is not cured within 60 days after receiving written notice of breach. We may terminate the Arena Agreement without cause upon 60 days’ prior written notice. Arena may terminate the Arena Agreement upon our bankruptcy or other insolvency-related events.

Government Regulation and Product Approval

U.S. Regulations

As a biopharmaceutical company with operations in the United States, we are subject to extensive regulation. Among others, the FDA, the EMA, U.S. Department of Health and Human Services Office of Inspector General, the Centers for Medicare and Medicaid Services, or CMS, and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs and biologics such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Regulation of Drugs and Biologics

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and biologics under the FDCA and the Public Health Service Act, or PHSA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning or other enforcement letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. FDA approval is required before a drug or biological product may be marketed in the United States and they are also subject to other federal, state, and local statutes and regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•
completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the Good Laboratory Practices, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;
•
submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical studies may begin and must be updated annually;
•
approval by an independent IRB or ethics committee at each clinical site before each clinical study may be initiated;
•
performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
•
preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical studies that include substantial evidence of safety, purity, and potency of the drug from analytical (CMC) studies and from results of nonclinical testing and clinical trials;
•
satisfactory completion of an FDA advisory committee review, where appropriate and if applicable;
•
a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
•
satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and potential FDA inspection of nonclinical study and clinical trial sites that generated the data in support of the NDA or BLA to ensure compliance with GCP; and
•
FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.

An IND is a request for authorization from the FDA to administer an investigational new drug or biological product to humans. The central focus of an initial IND submission is on the general investigational plan and the protocol or protocols for clinical trials. The IND submission also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls, or CMC, information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to some data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

•
Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution and excretion of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
•
Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
•
Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are typically referred to as Phase 4 clinical studies.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and to investigators for serious and unexpected adverse events, findings from other studies that suggest a significant risk in humans exposed to the drug, laboratory animal testing or in vitro testing that suggest a significant risk for human patients, or any clinically important increase in the rate of a serious suspected adverse reaction over the rate listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information and/or if Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

NDA and BLA Review Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any drug or biological product for an indication for which orphan designation has been granted.

Within 60 days following submission of the application, the FDA reviews the submitted BLA or NDA to determine if the application is substantially complete before the agency accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information. Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended by FDA requests for additional information or clarification. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is sufficient to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. When reviewing an NDA or BLA, the FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the NDA or BLA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the CRL may include recommended actions that the applicant take. If a CRL is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the fast track program is intended to expedite or facilitate the process for reviewing new products that meet specific criteria. Specifically, product candidates are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the application may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A product candidate is eligible for priority review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required post-marketing studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the

FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug or biologic was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for some research and a waiver of the NDA or BLA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs, which impose some procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•
restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•
fines, warning letters or holds on post-approval clinical studies;
•
refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•
product seizure or detention, or refusal of the FDA to permit the import or export of products;
•
consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•
mandated modification of promotional materials and labeling and the issuance of corrective information;
•
the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•
injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising and promotion of drug products and biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

Drug Product Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of some marketing applications. For example, the FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b) (2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in some circumstances.

Biosimilars and Reference Product Exclusivity

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products that are highly similar, or “biosimilar,” to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created some exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

U.S. Healthcare Laws

Pharmaceutical and medical device manufacturers are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, false claims, price reporting, and transparency laws and regulations, as well as similar foreign laws in the jurisdictions outside the United States, including but not limited to those discussed below.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. A conviction for violation of the federal Anti-Kickback Statute can result in criminal fines and/or imprisonment and requires mandatory exclusion from participation in federal health care programs. Exclusion from the federal healthcare programs may also be imposed if the government determines that an entity has committed acts that are prohibited by the federal Anti-Kickback Statute.

The federal civil monetary penalties and false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false or fraudulent claim or statement for violations.

The federal civil monetary penalties laws authorize the imposition of substantial civil fines for monetary penalties against an entity that engages in activities including, among other things, (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by Medicare or a federal healthcare program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The Physician Payments Sunshine Act imposes annual reporting requirements for some manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for some payments and “transfers of value” provided to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), specific non-physician providers including physician assistants and nurse practitioners, and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members.

Moreover, analogous state and foreign laws and regulations may be broader in scope than the provisions described above and may apply regardless of payor. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and relevant federal government compliance guidance; require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, many of which differ from each other in significant ways, thus further complicating compliance efforts; and restrict marketing practices or require disclosure of marketing expenditures and pricing information, including notice of price increases.

Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, additional reporting obligations and oversight if a manufacturer becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.

PRC Regulations

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section sets out a summary of the major relevant laws, regulations, rules and policies which may have material impact on our business and operations.

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the NPC, in December 1993 and further amended in December 1999, August 2004, October 2005, December 2013 and October 2018, respectively. According to the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to non-PRC-invested limited liability companies. According to the PRC Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail.

Investment activities in the PRC by non-PRC investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was recently updated by MOFCOM and the National Development and Reform Commission in December 2021 and came into effect in January 2022. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of non-PRC investments, and the industries that are prohibited from receiving non-PRC investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to PRC and non-PRC investment.

Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated by the NPC in March 2019 and came into effect in January 2020. When the Foreign Investment Law came into effect, the Law on Wholly Foreign-owned Enterprises of the PRC, the Law on Sino-foreign Equity Joint Ventures of the PRC and the Law on Sino-foreign Cooperative Joint Ventures of the PRC were repealed simultaneously. The investment activities of non-PRC natural persons, enterprises or other organizations (collectively, the “non-PRC investors”) directly or indirectly within the territory of the PRC shall comply with and be governed by the Foreign Investment Law. Such activities include: (1) establishing by non-PRC investors of non-PRC-invested enterprises in the PRC alone or jointly with other investors; (2) acquiring by non-PRC investors of shares, equity, property shares, or other similar interests of PRC enterprises; (3) investing by non-PRC investors in new projects in the PRC alone or jointly with other investors; and (4) other forms of investment prescribed by laws, administrative regulations or the State Council.

In December 2019, the State Council promulgated the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect in January 2020. When the Regulations on Implementing the Foreign Investment Law of the PRC came into effect, the Regulation on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC were repealed simultaneously.

In December 2019, the MOFCOM and the State Administration for Market Regulation, or the SAMR promulgated the Measures on Reporting of Foreign Investment Information, which came into effect in January 2020. When the Measures on Reporting of Foreign Investment Information came into effect, the Interim Measures for the Administration of Filing for Establishment and Changes in Foreign Investment Enterprises were repealed simultaneously. Since January 1, 2020, for non-PRC investors carrying out investment activities directly or indirectly in the PRC, the non-PRC investors or non-PRC-invested enterprises shall submit investment information to the relevant commerce administrative authorities according to the Measure on Reporting of Foreign Investment Information.

Cybersecurity Measures

In April 2020, the Chinese government promulgated the 2020 Cybersecurity Review Measures, which came into effect on June 1, 2020. On July 10, 2021, the Cyberspace Administration of China published the draft amendment to the 2020 Cybersecurity Review Measures (Revised Draft for Public Consultation), which is expected to replace the 2020 Cybersecurity Review Measures after it is adopted and becomes effective. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a country outside the PRC shall file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people's livelihood and public interests. Compared with the 2020 Cybersecurity Review Measures, the 2022 Cybersecurity Review Measures contain the following key changes: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a country outside of PRC shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to non-PRC parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously by non-PRC governments and any cybersecurity risk after a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. On November 14, 2021, the CAC released the Draft Administrative Regulation, under which, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a country outside the PRC; (ii) non-PRC listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level. The Draft Administrative Regulation was released for public comment only, and the draft provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Administrative Regulation, if any, on the operations of our Company at this stage, and we will closely monitor and assess any development in the rule-making process.

Currently, the 2022 Cybersecurity Review Measures and the Draft Administrative Regulation have not materially affected our business and operations, and as we do not maintain, nor do we intend to maintain in the future, personally identifiable health information of patients in the PRC, we do not believe our business activities affect or may be interpreted to affect national security. As of the date of this annual report, we have not been informed by any relevant PRC governmental authorities that we are identified as or considered a “critical information infrastructure operator” or “data processors”. We are also not aware of any requirement that we should file for a cybersecurity review or annual data security evaluation, nor have we received any inquiry, notice, warning, sanction in such respect. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, in anticipation of the strengthened implementation of cybersecurity laws and regulations and if the PRC regulatory authorities take a position contrary to ours, there can be no assurance that we will not be deemed as a critical information infrastructure operator or data processor under the PRC cybersecurity laws and regulations in the future, or that the Draft Administrative Regulation will not be further amended or other laws or regulations will not be promulgated to subject us to the cybersecurity review or other compliance requirements. In such case, we may face challenges in addressing such enhanced regulatory requirements.

Regulation on Pharmaceutical Product Development, Approval and Registration

Drug Regulatory Regime

The Drug Administration Law of the PRC, or the Drug Administration Law, was promulgated by the Standing Committee of the NPC, in September 1984. The two latest amendments to the Drug Administration Law were the amendment promulgated in April 2015 and in August 2019. The Regulations for the Implementation of the Drug Administration Law were promulgated by the State Council in August 2002, and were last amended in March 2019. The Drug Administration Law and the Regulations for the Implementation of the Drug Administration Law have jointly established the legal framework for the administration of pharmaceutical products in the PRC, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and provides for a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Regulations for the Implementation of the Drug Administration Law, at the same time, provide the detailed implementation regulations for the Drug Administration Law.

In 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Committee of the China Communist Party jointly issued Opinions on Deepening the Reform of the Evaluation and Approval Systems and Encouraging Innovation on Drugs and Medical Devices, or the Innovation Opinions. The expedited programs, the record-filing system, the prioritized review mechanism, the acceptance of non-PRC clinical data under the Innovation Opinions and other recent reforms encourage drug manufacturers to seek marketing approval in the PRC first for the development of drugs in highly prioritized therapeutic areas, such as oncology or rare diseases.

To implement the regulatory reform introduced by the Innovation Opinions, the Standing Committee of the NPC, the National Medical Products Administration, or the NMPA, a newly formed government authority as well as other authorities, are currently responsible for revising the laws, regulations and rules governing the pharmaceutical products and the industry.

In August 2019, the Standing Committee of the NPC promulgated the new Drug Administration Law, or the 2019 Amendment, which came into effect in December 2019. The 2019 Amendment contains many of the major reform initiatives implemented by the Chinese government since 2015, including but not limited to the Marketing Authorization Holder, or the MAH, system, conditional approvals of drugs, traceability system of drugs, and the cancellation of relevant certification according to Good Manufacturing Practice and Good Supply Practice.

Regulatory Authorities

Pharmaceutical products in the PRC are monitored and supervised on a national scale by the NMPA. The local provincial medical products administrative authorities are responsible for supervision and administration of drugs within their respective administrative regions. The NMPA was newly formed under the SAMR. The NMPA’s predecessor, the State Drug Administration was replaced by the State Food and Drug Administration, or the SFDA, which was later reorganized into the China Food and Drug Administration, or the CFDA, as part of the institutional reforms implemented by the State Council.

The primary responsibilities of the NMPA include:

•
monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as cosmetics in the PRC;
•
formulating administrative rules and policies concerning the supervision and administration of pharmaceutical, medical devices, and cosmetics industry;
•
evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;
•
approving and issuing permits for the manufacture and export/import of pharmaceutical products, medical appliances and equipment;
•
approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products;
•
examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics; and
•
managing significant accidents involving pharmaceutical products, medical devices and cosmetics.

In 2013, the Ministry of Health, or the MOH, and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC, or the NHFPC. In March 2018, the First Session of the Thirteenth NPC approved the State Council Institutional Reform Proposal, according to which, NHFPC and some other governmental authorities were consolidated into the National Health Commission, or the NHC. The responsibilities of the NHC include coordinating the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.

According to the Decision of the CFDA on Adjusting the Approval Procedures under the Administrative Approval Items for Certain Drugs, which was promulgated by the CFDA in March 2017 and came into effect in May 2017, an IND approval should be issued by the Center for Drug Evaluation, or the CDE, on behalf of the CFDA.

Regulations on Clinical Trials and Registration of Drugs

Administrative Measures for Drug Registration

In July 2007, the SFDA promulgated the amended version of the Administrative Measures for Drug Registration, or the Registration Measures, which became effective in October 2007. The Registration Measures mainly cover: (1) definitions of drug registration applications and regulatory responsibilities of drug administration; (2) general requirements for drug registration, including application for registration of new drugs, generic drugs, imported drugs and supplemental application, as well as application for re-registration; (3) clinical trials; (4) application, examination and approval of new drugs, generic drugs and imported drugs; (5) supplemental applications and re-registrations of drugs; (6) inspections; (7) registration standards and specifications; (8) time limit; (9) re-examination; and (10) liabilities and other supplementary provisions.

According to the Registration Measures, drug registration applications are divided into three different types, namely Domestic New Drug Application, Domestic Generic Drug Application and Imported Drug Application. Drugs which fall into one of three general types are divided according to the drug’s working mechanism, namely whether the drug is classified as a chemical medicine, a biological product, a traditional Chinese medicine or a natural medicine. A Domestic New Drug Application, or Domestic NDA, refers to an application for registration of a drug that has not yet been marketed for sale in the PRC. In addition, the registration of drugs that change the dosage form of the marketed drugs, change the route of administration and increase the new indications shall be reported in accordance with the application procedures for new drugs. Under the Registration Measures, a Category 1 drug refers to a new drug that has never been marketed in any country, and such drug is eligible for special review or fast track approval by the NMPA.

In January 2020, the SAMR released the amended Administrative Measures for Drug Registration, or the Amended Registration Measures, which came into effect in July 2020. The Amended Registration Measures provide detailed procedural and substantive requirements for the key regulatory concepts established by the Drug Administration Law, and confirms a number of reform actions that have been taken in the past years, including but not limited to: (i) the full implementation of the MAH system and implied approval of the commencement of clinical trial; (ii) the implementation of associated review of drugs, excipients and packaging materials; and (iii) the introduction of four procedures for expedited registration of drugs, which are procedures for ground-breaking therapeutic drugs, procedures for conditional approval, procedures for prioritized reviews and approval, and procedures for special examination and approval. Detailed implementation rules for drug classification and requirements for corresponding application materials will be promulgated by the NMPA.

In March 2016, the CFDA issued the Reform Plan for Registration Category of Chemical Medicine, which outlined the reclassifications of drug applications under the Registration Measures. According to the Reform Plan for Registration Category of Chemical Medicine, Category 1 drugs refer to innovative new drugs that have not been marketed anywhere in the world. Improved new drugs that are not marketed anywhere in the world fall into Category 2 drugs. Generic drugs, that have equivalent quality and efficacy to the originator’s drugs and have been marketed outside of the PRC but not yet in the PRC, can be classified as Category 3 drugs. Generic drugs, that have equivalent quality and efficacy to the originator’s drugs and have been marketed in the PRC, fall into Category 4 drugs. Category 5 drugs are drugs which have already been marketed outside of the PRC, but are not yet approved in the PRC. Category 1 drugs and Category 5 drugs can be registered through the Domestic New Drug Application and the Imported Drug Application Procedures under the Registration Measures, respectively.

The SFDA promulgated the Administrative Provisions on Special Examination and Approval of Registration of New Drugs in January 2009, according to which, the SFDA conducts special examination and approval for new drug registration applications when: (1) the effective constituent of drug extracted from plants, animals, minerals, etc., as well as the preparations thereof have never been marketed in the PRC, and the material medicines and the preparations thereof are newly discovered; (2) the chemical raw material medicines as well as the preparations thereof and the biological product have not been approved for marketing at home and outside of the PRC; (3) the new drugs have obvious clinical treatment advantages for such diseases as AIDS, malignant tumors and orphan diseases, etc. or (4) the new drugs treat diseases currently with no effective methods of treatment.

The Special Examination and Approval of Registration of New Drugs provides that the applicant may file for special examination and approval at the clinical trial application stage if the product candidate falls within items (1) or (2). The provisions provide that for product candidates that fall within items (3) or (4), the application for special examination and approval cannot be made until filing for production.

Accelerated Approval for Clinical Trial and Registration

The Innovation Opinions established a framework for reforming the evaluation and approval system for drugs, medical devices and equipment. The Innovation Opinions enhanced the standard of approval for drug registration and accelerated the evaluation and approval process for innovative drugs as well as drug clinical trials.

The CFDA released the Circular Concerning Several Policies on Drug Registration Review and Approval in November 2015, which further clarified the measures and policies for simplifying and accelerating the approval process of clinical trials, including:

•
a one-time umbrella approval procedure allowing the overall approval of all phases of a new drug’s clinical trials, replacing the current phase-by-phase application and approval procedure; and
•
a fast track drug registration or clinical trial approval pathway for the following applications: (1) registration of innovative new drugs for treating HIV, cancer, serious infectious diseases and orphan diseases, etc.; (2) registration of pediatric drugs; (3) registration of geriatric drugs and drugs treating PRC-prevalent diseases in elders; (4) registration of drugs listed in national major science and technology projects or national key research and development plan; (5) registration of clinical urgently needed drugs using advanced technology, using innovative treatment methods, or having distinctive clinical benefits; (6) registration of non-PRC innovative drugs to be manufactured locally in the PRC; (7) concurrent applications for new drug clinical trials which are already approved in the United States or EU or concurrent drug registration applications for drugs which have applied to the competent drug approval authorities for marketing authorization and passed such authorities’ onsite inspections in the United States or EU and are manufactured using the same production line in the PRC; and (8) clinical trial applications for drugs with urgent clinical need and patent expiry within three years, and manufacturing authorization applications for drugs with urgent clinical need and patent expiry within one year.

The NMPA released the Circular on Adjusting Evaluation and Approval procedures for Clinical Trials for Drugs in July 2018, according to which, within 60 working days after the acceptance of and the fees paid for the IND application, the applicant may conduct the clinical trials for the drug in accordance with the clinical trial protocol submitted, if the applicant has not received any negative or questioning opinion from the CDE. Such approval process has been further enacted into the 2019 Amendment.

Trial Exemptions and Acceptance of Foreign Data

The NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data in July 2018, as one of the implementing rules for the Innovation Opinions, which provides that overseas clinical data can be submitted for the drug registration applications in the PRC. Such applications can be in the form of waivers to PRC-based clinical trials, bridging trials and direct Domestic NDAs. According to the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, sponsors may use the data of non-PRC clinical trials to support drug registration in the PRC, provided that the sponsors must ensure the authenticity, completeness, accuracy and traceability of non-PRC clinical trial data and such data must be obtained consistent with the relevant requirements under the Good Clinical Trial Practice of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or the ICH. Sponsors must also comply with other relevant sections of the Registration Measures when applying for drug registrations in the PRC using non-PRC clinical trial data.

The NMPA now officially permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of the PRC to be approved in the PRC on a conditional basis without pre-approval clinical trials being conducted in the PRC. Specifically, the NMPA and the NHC released the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs in October 2018, permitting drugs that have been approved within the last ten years in the United States, the EU or Japan and that prevent or treat orphan diseases, or prevent or treat serious life-threatening illnesses for which there is either no effective therapy in the PRC, or for which the non-PRC-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete trials in the PRC after the drug has been marketed. The CDE has developed a list of qualifying drugs that meet the foregoing criteria.

Clinical Trial Process and Good Clinical Practices

According to the Registration Measures, a clinical trial consists of Phases I, II, III and IV. Phase I refers to the initial clinical pharmacology and safety evaluation studies in humans. Phase II refers to the preliminary evaluation of a product candidate’s therapeutic effectiveness and safety for particular indications in patients, to provide evidence and support for the design of Phase III clinical trials and to settle the administrative dose regimen. Phase III refers clinical trials undertaken to confirm the therapeutic effectiveness and safety on patients with target indications, to evaluate the overall benefit-risk relationships of the drug, and ultimately to provide sufficient evidence for the review of drug registration application. Phase IV refers to a new drug’s post-marketing study to assess therapeutic effectiveness and adverse reactions when the drug is widely used, to evaluate the overall benefit-risk relationships of the drug when used among the general population or specific groups and to adjust the administration dose.

To improve the quality of clinical trials, the SFDA promulgated the Good Clinical Trial Practice for Drugs in August 2003, or the GCP Rules, which was replaced by the revised Good Clinical Trial Practice for Drugs, or the Revised GCP Rules, promulgated by the NMPA and the NHC in April 2020 and coming into effect in July 2020. According to the Administration of Quality of Drug Clinical Practice, clinical trial means systematical investigation of drugs conducted on human subjects (patients or healthy volunteers) to prove or reveal the function, adverse reactions and/or absorption, distribution, metabolism and excretion of the drug being investigated. The purpose of a clinical trial is to determine the therapeutic efficacy and safety of the drug. The Revised GCP Rules provide comprehensive and substantive requirements on the design and conduct of clinical trials in the PRC. In particular, the Revised GCP Rules enhance the protection for study subjects and tighten the control over bio-samples collected under clinical trials.

The Revised GCP Rules also set out the qualifications and requirements for the investigators and centers participating in clinical trial, who must:

have professional certification at a clinical trial center, professional knowledge, training experience and capability of clinical trial, and be able to provide the latest resume and relevant qualification documents per request; (ii) be familiar with the trial protocol, investigator’s brochure and relevant information of the trial drug provided by the applicant; (iii) be familiar with and comply with the Revised GCP Rules and relevant laws and regulations relating to clinical trials; (iv) keep a copy of the authorization form on work allocation signed by investigators; (v) accept supervision and inspection organized by the applicant and inspection by the drug regulatory authorities; and (vi) in the case of investigators and clinical trial centers authorizing other individuals or institutions to undertake some responsibilities and functions relating to clinical trial, they shall ensure such individuals or institutions are qualified and establish complete procedures to ensure the responsibilities and functions are fully performed and generate reliable data.

Communication with the CDE

According to the Circular on Adjusting Evaluation and Approval Procedures for Clinical Trials for Drugs, where the application for clinical trial of a new investigational drug has been approved, upon the completion of Phases I and II clinical trials and prior to Phase III clinical trial, the applicant shall submit the application for Communication Session to the CDE to discuss the key technical questions including the design of Phase III clinical trial protocol. Within 60 days after the acceptance of and the fees paid for the IND application, the applicant may conduct the clinical trials for the drug in accordance with the clinical trial protocol submitted, if the applicant has not received any negative or questioning opinion from the CDE.

The NMPA promulgated the Administrative Measures for Communication on the Research, Development and Technical Evaluation of Drugs in September 2018, according to which, during the research and development periods and in the registration applications of, among others, innovative new drugs, the applicants may propose to conduct communication meetings with the CDE. The communication meetings can be classified into three types. Type I meetings are convened to address key safety issues in clinical trials of drugs and key technical issues in the research and development of breakthrough therapeutic drugs. Type II meetings are held during the key research and development periods of drugs, mainly including meetings before the IND application, meetings upon the completion of Phase II trials and before the commencement of Phase III trials, meetings before submitting a marketing application for a new drug, and meetings for risk evaluation and control. Type III meetings refer to meetings not classified as Type I or Type II.

Drug Clinical Trial Registration

According to the Registration Measures, upon obtaining the approval of its IND applications and before conducting a clinical trial, an applicant shall file a registration form with the SFDA containing various details, including the clinical trial protocol, the name of the principal researcher of the leading institution, the names of participating institutions and researchers, an approval letter from the ethics committee, and a sample of the informed consent form, with a copy sent to the competent provincial administration departments where the trial institutions will be located. The CFDA released the Announcement on Drug Clinical Trial Information Platform in September 2013, according to which, instead of the aforementioned registration filed with the CFDA, all clinical trials approved by the CFDA and conducted in the PRC shall complete a clinical trial registration and publish trial information through the Drug Clinical Trial Information Platform. The applicant shall complete the trial pre-registration within one month after obtaining the approval of the clinical trial approval in order to obtain the trial’s unique registration number and complete registration of some follow-up information before the first subject’s enrollment in the trial. If the registration is not completed within one year after the approval of the IND applications, the applicant shall submit an explanation, and if the first submission is not completed within three years, the approval of the IND applications shall automatically expire.

New Drug Application

According to the Registration Measures, drug registration applications include Domestic NDAs, domestic generic drug application and imported drug application. Drugs are classified into chemical drugs, biological products and traditional Chinese medicine or natural drugs. When Phases I, A and III clinical trials have been completed, the applicant may apply to the SFDA for approval of a Domestic NDA. The SFDA then determines whether to approve the application according to the comprehensive evaluation opinion provided by the CDE.

Pilot Plan for the MAH System

The Innovation Opinions provide a pilot plan for the MAH system.

Under the authorization of the Standing Committee of the NPC, the General Office of the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism in May 2016, which provides a detailed pilot plan for the MAH system in ten Chinese provinces. Under the MAH system, domestic drug research and development institutions and individuals in the pilot regions are eligible to be holders of drug registrations without having to become drug manufacturers. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and located within the pilot regions. Drugs that qualify for the MAH system are: (1) new drugs (including but not limited to drugs under category I to category IV of chemical drugs, and targeted preparation, sustained release preparation, controlled release preparation under category V of chemical drugs, biological products approved as category I and VII drugs and biosimilars under the Registration Measures) approved after the implementation of the MAH system; (2) generic drugs approved as category III or IV drugs under the Reform Plan for Registration Category of Chemical Medicine; (3) previously approved generics that have passed equivalence assessments against original drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the pilot regions, but which have moved out of the pilot regions due to corporate mergers or other reasons.

The CFDA promulgated the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System in August 2017. It clarified the legal liability of the MAH, who is responsible for managing the whole manufacturing and marketing chain and the whole life cycle of drugs and legally liable for preclinical drug study, clinical trials, manufacturing, marketing, distribution and adverse drug reaction monitoring. According to the Circular on the Matters Relating to Promotion of the Pilot Program for the Drug Marketing Authorization Holder System, the MAH shall submit a report of drug manufacturing, marketing, prescription, techniques, pharmacovigilance, quality control measures and other situations to the CFDA within 20 working days after the end of each year.

According to the Pilot Plan for the Drug Marketing Authorization Holder Mechanism, the pilot plan was originally set for a three-year period and was scheduled to expire in November 2018. The Standing Committee of the NPC promulgated the Decision of Extending the Pilot Period of Authorizing the State Council to Carry Out the Pilot Plan for the Drug Marketing Authorization Holder Mechanism in Certain Places in October 2018, which extended the term of the MAH system to November 4, 2019.

According to the 2019 Amendment, which came into effect on December 1, 2019, the MAH system will be applicable throughout the country and the legal representative and the key person-in-charge of a drug MAH shall be fully responsible for the quality of drugs.

International Multi-Center Clinical Trials

The International Multi-Center Clinical Trial Guidelines (Trial), or the Multi -Center Clinical Trial Guidelines, which was promulgated by the CFDA in January 2015 and came into effect in March 2015, provided guidance on the implementation of Multi-Regional Clinical Trials, or the MRCT, in the PRC. According to the Multi-Center Clinical Trial Guidelines, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicants plan to implement the international multi-center clinical trials in the PRC, the applicants shall comply with relevant laws and regulations, such as the Drug Administration Law, the Implementing Regulations of the Drug Administration Law and the Registration Measures, execute the GCP Rules, make reference to universal international principles such as the ICH-GCP and comply with the laws and regulations of the countries involved in the international multi-center clinical trials. Where the applicants plan to use the data derived from the international multi-center clinical trials for approval of a drug registration in the PRC, it shall involve at least two countries, including the PRC, and shall satisfy the requirements for clinical trials set forth in the Multi-Center Clinical Trial Guidelines, Registration Measures and other related laws and regulations.

In April 2020, the NMPA and the NHC promulgated the Revised GCP Rules, which came into effect in July 2020. The Revised GCP Rules summarize the requirements for initiating an MRCT, that is, before initiating an MRCT: (i) the applicant shall ensure that all the centers participating in the clinical trial comply with the trial protocol; (ii) the applicant shall provide each center with the same trial protocol, and each center shall comply with the same unified evaluation criterion for clinical trial and laboratory data and the same guidance for case report form; (iii) each center shall use the same case report form to record the data of each human subject obtained during the trial; (iv) before initiating a clinical trial, a written document is required to specify the responsibilities of the investigators of each center; and (v) the applicant shall ensure the communication among the investigators of each center.

Data derived from international multi-center clinical trials can be used for the new drug applications with the NMPA. When using international multi-center clinical trial data to support new drug applications in the PRC, applicants shall submit the completed global clinical trial report, statistical analysis report and database, along with relevant supporting data in accordance with the content and format requirements under the International Conference on Harmonization-Common Technical Document; subgroup research results summary and comparative analysis shall also be conducted concurrently. Leveraging the clinical trial data derived from international multi-center clinical trials conducted by our partners, we may avoid unnecessarily repetitive clinical trials and thus further accelerate the Domestic NDA process.

The CFDA released the Decision on Adjusting Items concerning the Administration of Imported Drug Registration in October 2017, which includes the following key points:

•
If the International Multicenter Clinical Trial, or the IMCCT, of a drug is conducted in the PRC, Phase I clinical trial of the drug is allowed simultaneously. The IMCCT drug does not need to be approved or to enter into either a Phase II or III clinical trial in a country outside of the PRC, except for preventive biological products;
•
If the IMCCT is conducted in the PRC, the application for drug marketing authorization can be submitted directly after the completion of the IMCCT. The Registration Measures and relevant laws and regulations shall be complied with for registration application;
•
With respect to applications for clinical trial and marketing of the imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the non-PRC drug manufacturer is located will not be required; and
•
With respect to drug applications that have been accepted before the release of the Decision on Adjusting Items concerning the Administration of Imported Drug Registration, if relevant requirements are met, importation permission can be granted if such applications request exemption of clinical trials for the imported drugs based on the data generated from the IMCCT.

Approval of Human Genetic Resources

The Interim Administrative Measures on Human Genetic Resources, promulgated by the Ministry of Science and Technology and the MOH in June 1998, aimed at protecting and fairly utilizing human genetic resources in the PRC. The Ministry of Science and Technology promulgated the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading or Exporting Human Genetic Resources, or Taking Such Resources out of the PRC in July 2015, according to which, the sampling, collection or research activities of human genetic resources by a non-PRC-invested sponsor fall within the scope of international cooperation, and the cooperating Chinese organization shall apply for approval of the China Human Genetic Resources Management Office through an online system. The Ministry of Science and Technology further promulgated the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources in October 2017, which became effective in December 2017 and simplified the approval of sampling and collecting human genetic resources for listing a drug in the PRC.

The Regulations of the PRC on the Administration of Human Genetic Resources, which was promulgated by the State Council in May 2019 and came into effect in July 2019, further stipulates that, in order to obtain marketing authorization for relevant drugs and medical devices in the PRC, no approval is required in international clinical trial cooperation using the PRC’s human genetic resources at clinical institutions without export of human genetic resource materials. However, the type, quantity and usage of the human genetic resource to be used shall be filed with the administrative department of science and technology under the State Council before clinical trials.

The regulatory framework laid out by the above regulation over is confirmed by the Law of Biosecurity of the PRC, which was promulgated by the Standing Committee of the NPC in October 2020 and came into effect in April 2021.

Regulations on Drug Manufacturing and Distribution

Drug Manufacturing

According to the Drug Administration Law and the Implementing Regulations of the Drug Administration Law, a drug manufacturing enterprise is required to obtain a drug manufacturing license from the relevant provincial drug administration authority of the PRC. The grant of such license is subject to an inspection of the manufacturing facilities, and an inspection to determine whether the sanitary condition, quality assurance systems, management structure and equipment meet the required standards. According to the Implementing Regulations of the Drug Administration Law and the Measures on the Supervision and Administration of the Manufacture of Drugs, which was promulgated in August 2004, amended in November 2017 and January 2020 and came into effect in July 2020, the drug manufacturing license is valid for five years and shall be renewed at least six months prior to its expiration date upon a re-examination by the relevant authority. In addition, the name, legal representative, registered address and type of the enterprise specified in the drug manufacturing certificate shall be identical to that set forth in the business license as approved and issued by the industrial and commercial administrative department. To the extent the MAH does not manufacture the drug internally but through a contract manufacturing organization, the MAH shall apply for drug manufacturing license with the provincial counterpart of the NMPA, subject itself to inspections and other regulatory oversight by the agency.

The Good Manufacturing Practice for Drugs was promulgated in March 1988 and was amended in December 1992 and June 1999 and January 2011. The latest amendment was in June 2020 and came into effect in October 2020. The Good Manufacturing Practice for Drugs comprises a set of detailed standard guidelines governing the manufacture of drugs, which include institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, raw material management, maintenance of sales records, management of customer complaints and adverse event reports.

Drug Distribution

According to the Drug Administration Law, its implementing regulations and the Measures for the Supervision and Administration of Circulation of Pharmaceuticals, which was promulgated by the SFDA in January 2007 and came into effect in May 2007, pharmaceutical enterprises shall be responsible for the quality of the pharmaceuticals that they manufacture, distribute, use, purchase, sell, transport, or store.

According to the Measures for the Administration of Drug Distribution License, which was promulgated in February 2004 and amended in November 2017 by the CFDA, a Drug Distribution License is valid for five years. Each holder of the Drug Distribution License must apply for an extension of its permit six months prior to expiration. The establishment of a wholesale pharmaceutical distribution company requires the approval of provincial medicine administrative authorities. Upon approval, the authority will grant a Drug Distribution License in respect of the wholesale pharmaceutical product distribution company. The establishment of a retail pharmacy store requires the approval of the local medicine administrative authorities at or above the county level. Upon approval, the authority will grant a Drug Distribution License in respect of the retail pharmacy store.

Other PRC Government Regulations

Regulations on Intellectual Property Rights

In terms of international conventions, the PRC has entered into (including but not limited to) the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks and the Patent Cooperation Treaty.

Patents

According to the Patent Law of the PRC, which was promulgated by the Standing Committee of the NPC in March 1984, amended in September 1992, August 2000, December 2008 and October 2020, and came into effect in June 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and amended in December 2002 and January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a country outside the PRC for an invention or utility model patent established in the PRC is required to report to the NIPA for confidentiality examination.

The Patent Law of the PRC amended in October 2020 creates a patent dispute early resolution mechanism that may be comparable to the patent linkage system in the United States. This mechanism is further defined by an implementing rule jointly published by the NMPA and the China National Intellectual Property Administration, or the CNIPA, and a judicial interpretation published by the People’s Supreme Court of the PRC, both of which became effective from July 2021. Under this mechanism, genetic drug applicants are required to, at the time of their drug applications, make one of four types of announcements on the patent information registration platform established by the NMPA with regard to their generic drugs and the relevant patents, for instance, whether the generic drug could infringe any patent registered on the platform. The patent right holders may, within 45 days upon the NMPA’s publication of its acceptance of the generic drug applications, bring a judicial action before the competent court or an administrative proceeding with the CNIPA for determination whether the generic drugs fall into the scope of their patents. The NMPA will provide a 9-month waiting period not to approve the generic drug applications once it is duly notified of such action or proceeding, but the NMPA will not stop its technical review on these generic applications within this waiting period.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the NPC in September 1993 and amended in November 2017 and April 2019, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

Trademarks

According to the Trademark Law of the PRC promulgated by the Standing Committee of the NPC in August 1982, and amended in February 1993, October 2001, August 2013 and April 2019, respectively, the period of validity for a registered trademark is ten years, commencing on the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years, commencing on the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be cancelled. Industrial and commercial administrative authorities have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology in August 2017, and the Implementing Rules on Registration of National Top-level Domain Names, which was promulgated by China Internet Network Information Center in and came into effect in June 2019. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations on Product Liability

In addition to the strict new drug approval process, PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC laws, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. According to the General Principles of the Civil Law of the PRC promulgated in April 1986 and amended in August 2009, General Rules of the Civil Law of the PRC promulgated and amended in October 2017, and the Civil Code of the PRC promulgated in May 2020, collectively, the PRC Civil Law, the manufacturer or vendor of a defective product which causes property damage or physical injury to any person may be subject to civil liability for such damage or injury.

In February 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the PRC Civil Law, aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was last revised in December 2018. According to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated in October 1993 and amended in October 2013 to protect consumer rights when they purchase or use goods and services. According to which, all business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the latest amendment, all business operators shall protect the customers’ privacy and keep any consumer information they obtain during the business operation strictly confidential. In addition, in extreme situations, pharmaceutical product manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

Regulations on Tort

According to the Civil Code of the PRC published by the NPC in May 2020, if damages to other persons are caused by defective products due to the fault of third parties, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc., in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

Regulations on Environment Protection

Pursuant to the Environmental Protection Law of the PRC promulgated by the Standing Committee of the NPC, in December 1989, amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment, which was promulgated in October 2002 and most recently amended in December 2018, the government of the PRC implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015 and came into effect in March 2015, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant government regulations. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

Regulations on Fire Protection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with PRC’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards. The Interim Provisions on the Administration of Fire Protection Design Examination and Acceptance of Construction Projects which came into effect on June 1, 2020, provides that the fire safety design examination and acceptance systems shall be implemented for special construction projects subject to the standards and restrictions of the specific building area and use. Other construction projects shall be subject to the filing and selective examination systems.

According to the Eight Measures for the Public Security Fire Department to Deepen Reform and Serve Economic and Social Development promulgated by the Ministry of Public Security of the PRC in August 2015, the fire protection design and completion acceptance fire protection record of construction projects with an investment of less than RMB300,000 or a building area of less than 300 square meters (or below the limit set by the housing and urban construction department of the provincial people’s government) was no longer required.

Regulations on Foreign Exchange and Dividend Distribution

Foreign Exchange Control

According to the PRC Regulation for the Foreign Exchange promulgated by the State Council in January 1996, which was amended in January 1997 and August 2008, and the Regulation on the Administration of the Foreign Exchange Settlement, Sales and Payment promulgated by the People’s Bank of China in June 1996, foreign exchanges required for distribution of profits and payment of dividends may be purchased from designated foreign exchange banks in the PRC upon presentation of a board resolution authorizing distribution of profits or payment of dividends.

According to the Circular of the State Administration of Foreign Exchange, or the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of non-PRC investors in the PRC is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that non-PRC-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of non-PRC-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated by the SAFE in Mach 2015 and amended in December 2019, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects promulgated by the SAFE in June 2016, the settlement of foreign exchange by non-PRC invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the non-PRC invested enterprises and follow the principles of authenticity.

Dividend Distribution

The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from PRC entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) PRC entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, PRC shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. Restrictions on our PRC subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; (ii) each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC subsidiaries are required to complete procedural requirements related to foreign exchange control in order to make dividend payments in non-PRC currency; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on our ability to distribute profits to our investors.

Foreign Exchange Registration of Offshore Investment by PRC Residents

The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or the SPV, directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Labor

Labor Law and Labor Contract Law

According to the PRC Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994 and amended in August 2009 and December 2018, respectively, the PRC Labor Contract Law, which was promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 and came into effect July 2013, and the Implementing Regulations of the Employment Contracts Law of the PRC, which was promulgated by the State Council in September 2008, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than the local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by PRC rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with PRC rules, and carry out regular health examinations for employees engaged in work involving occupational hazards.

Social Insurance and Housing Provident Funds

According to the Social Insurance Law of PRC, which was promulgated by the Standing Committee of the NPC in October 2010 and came into effect in July 2011, and further amended in December 2018, and the Interim Regulations on the Collection and Payment of Social Security Funds, which was promulgated by the State Council in January 1999 and amended in March 2019, and the Regulations on the Administration of Housing Provident Funds, which was promulgated by the State Council in April 1999 and amended in March 2002 and March 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Any employer who fails to contribute may be fined and ordered to make good the deficit within a stipulated time limit.

Regulations on Taxation and Withholding Tax

Enterprise Income Tax and Withholding Tax

According to the Enterprise Income Tax Law promulgated by the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and non-PRC-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under non-PRC law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Notice on Promoting the Implementation of Corporate Income Tax Policies for Advanced Technology Service Enterprises Nationwide, or the Notice, effective in January 2017, an enterprise which is recognized as an “Advanced Technology Service Enterprises” under the Notice enjoys a reduced enterprise income tax rate of 15%.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated by the State Administration of Taxation, or the SAT, in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the SAT in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Value Added Tax

According to the Provisional Regulations of the PRC on Value-Added Tax, effective in January 1994 and further amended in November 2008, February 2016, and November 2017, and its implementation rules effected in January 1994 and amended in December 2008 and October 2011, except stipulated otherwise, taxpayers who sell goods, labor services or tangible personal property leasing services or import goods shall be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right shall be subject to an 11% tax rate, and taxpayers who sell services or intangible assets shall be subject to a 6% tax rate.

According to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates adopted in April 2018, as of May 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% rates are adjusted to 16% and 10%.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, effective in April 2019, the 16% VAT tax rate, which applies to the sales or imported goods of a VAT general taxpayer, will be lowered to 13%; and the 10% VAT tax rate will be lowered to 9%.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, software services, the above-mentioned cross-border taxable activities are exempt from VAT.

Tax on Indirect transfer

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income is mainly derived from the PRC; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. The SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

European Regulations

Our product candidates will be subject to similar laws and regulations imposed by jurisdictions outside of the United States, in particular in Europe, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market our future product candidates in the European Economic Area (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), or the EEA, and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

•
the “Community MA,” which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Product candidates for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for some types of product candidates, such as biotechnology medicinal product candidates, orphan medicinal product candidates and medicinal product candidates indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for product candidates containing a new active substance not yet authorized in the EEA, or for product candidates that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU; and
•
“National MAs,” which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for product candidates not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity. In the EEA, new product candidates authorized for marketing, or reference product candidates, qualify for eight years of data exclusivity and an additional two years of market exclusivity from the initial authorization of a medicine. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended by one more year (for a maximum of 11 years) in the event of authorization of new therapeutic indications provided that (i) the new application represents a significant clinical benefit in comparison with existing therapies and (ii) the new indication is granted during the first eight years since the initial MA.

Pediatric investigation plan. In the EEA, MA applications for new medicinal product candidates not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all Member States of the EEA and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

Orphan drug designation. In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically-debilitating condition affecting not more than five in 10,000 persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the competent authorities of the Member States, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP.

This period of orphan market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, i.e., the prevalence of the condition has increased above the threshold or it is judged that the product is sufficiently profitable not to justify maintenance of market exclusivity. Granting of an authorization for another similar orphan medicinal product where another product has market exclusivity can happen only in selected cases, such as, for example, demonstration of “clinical superiority” by a similar medicinal product, inability of a manufacturer to supply sufficient quantities of the first product or where the manufacturer itself gives consent. A company may voluntarily remove a product from the orphan register. Medicinal products or medicinal product candidates designated as orphan are eligible for incentives made available by the EU and its Member States to support research into, development and availability of orphan medicinal products. In March 2016, we obtained orphan drug designation for setrusumab for the treatment of OI in the EU. We intend to pursue orphan designation for alvelestat and for future, eligible rare disease programs.

Adaptive pathways. The EMA has an adaptive pathways program which allows for early and progressive patient access to a medicine. The adaptive pathways concept is an approach to medicines approval that aims to improve patients’ access to medicines in cases of high unmet medical need. To achieve this goal, several approaches are envisaged: identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable; making more use of real-world data where appropriate to support clinical trial data; and involving health technology assessment bodies early in development to increase the chance that medicines will be recommended for payment and ultimately covered by national healthcare systems. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include: scientific advice; compassionate use; the conditional approval mechanism (for medicines addressing life-threatening conditions); patient registries and other pharmacovigilance tools that allow collection of real-life data and development of a risk-management plan for each medicine.

The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain marketing authorization. In February 2017, setrusumab was accepted into the adaptive pathways program.

PRIME scheme. In July 2016, the EMA launched the PRIME scheme. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefit of a PRIME designation include the appointment of a rapporteur from the CHMP before submission of a MA Application, early dialogue and scientific advice at key development milestones, and the potential to qualify product candidates for accelerated review earlier in the application process. In November 2017, the EMA granted PRIME designation for setrusumab for the treatment of OI.

U.S. Healthcare Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage processes of a payor may require manufactures to provide scientific and clinical support for the use of a product to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.

Third-party payors are also increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

U.S. Healthcare Reform

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell some “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for covered outpatient drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to some aspects of the ACA.

On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how other healthcare reform measures enacted by Congress or implemented by the Biden administration, if any, will impact our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2031 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a reduction to 1% from April 1, 2022 through June 30, 2022 due to the COVID-19 pandemic. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. In addition, individual states in the United States have also become increasingly active in implementing regulations designed to address pharmaceutical product pricing, such as transparency measures that require the disclosure of prices, including price or patient reimbursement constraints, discounts, restrictions on specific product access and changes, marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing costs, and research costs, among others. Furthermore, there has been increased interest by third party payors and governmental authorities as to pricing systems and publication of discounts and list prices for drug spending.

Data Privacy and Security Laws

Numerous state, federal and foreign laws govern the collection, dissemination, use, access to, confidentiality and security of health-related information and other personal information, and could apply now or in the future to our operations or the operations of our partners. In the United States, numerous laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, some foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

C. Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report:

The following table illustrates the principal activities and percentage equity interest as of December 31, 2020 and 2021 for each of our subsidiaries:

			As of December 31,
Name	Principal activities	Country of incorporation	2020	2021
Connect Biopharma HongKong Limited	Investment holding	PRC	100%	100%
Connect Biopharm LLC	Pharmaceutical R&D	U.S.	100%	100%
Connect Biopharma Australia PTY LTD	Pharmaceutical R&D	Australia	100%	100%
Suzhou Connect Biopharma Co., Ltd.	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Shanghai) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Beijing) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Shenzhen) Co., Ltd	Dormant	PRC	—%	100%

The Company was formed to acquire Connect Biopharma HongKong Limited. As the sole holder of equity in Connect Biopharma HongKong Limited, the Company operates the business and controls the strategic decisions and day-to-day operations of Connect Biopharma HongKong Limited. We have six (6) wholly owned subsidiaries.

D. Property, Plant and Equipment.

We have a research, development and administration facility in Taicang, Jiangsu Province, The People’s Republic of China, where we lease approximately 25,476 square feet of office and laboratory space under leases that expire on April 30, 2023, and an executive and administration office in San Diego, California, where we lease approximately 3,600 square feet of office space under a lease that expires in April 2025. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.

In May 2021, we entered into the Land Use Agreement. Pursuant to this agreement, we obtained the right to use approximately 70,400 square meters of state-owned land located in the Taicang High-Tech Industrial Development Zone for a period of fifty years. We acquired the land use rights to build a research and development laboratory, manufacturing facility and office. As of December 31, 2021, we have paid an aggregate of approximately RMB 22.3 million ($3.5 million) for the land use rights and an additional RMB 7.0 million ($1.1 million) for related construction costs and have recorded those amounts in right-of-use assets and property, plant, and equipment, respectively in our Consolidated Balance Sheets. This construction project is currently on hold until we can obtain the necessary construction permits and therefore are not expecting a significant increase to our capital commitments related to this project during 2022.

In connection with the Land Use Agreement, we entered into an Investment Agreement with the Jiangsu Taicang High-tech Industrial Development Zone Management Committee (the “Jiangsu Taicang HIDC”), a local government authority in Taicang. Pursuant to this agreement, the Jiangsu Taicang HIDC has agreed to provide specific financial support and incentives in connection with the development of our facilities contemplated by the Land Use Agreement. As of December 31, 2021, we have provided pursuant to this agreement approximately RMB 356.2 million ($55.9 million) of cash into our Connect Suzhou research and development operations to fund research, development, and administration expenses at our Taicang facility.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with our audited financial statements, in each case, together with the accompanying notes included elsewhere in this Annual Report. Our audited financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report.

We have omitted a discussion of the operating results comparing the year ended December 31, 2019 and 2020 which was previously included in Management’s Discussion and Analysis of Financial Condition and Results of Operations of our prospectus filed with the SEC on March 19, 2021.

Our consolidated financial statements are presented in Renminbi, or RMB. For the convenience of the reader, we have translated information in the tables below presented in RMB into U.S. dollars at the rate of RMB 6.3757 to $1.00, the exchange rate set forth in the China Foreign Exchange Trade System on December 31, 2021. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 19).

A. Operating Results

Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, CBP-201, is an antibody designed to target IL-4Ra, which is a validated target for the treatment of inflammatory diseases such as AD and asthma. The estimated global market for AD was approximately $7.6 billion in 2021 and is expected to grow to $12.1 billion by 2025, a CAGR of 12.4%. We recently completed a Phase 2b trial of CBP-201 in the United States, Australia and New Zealand in adult patients with moderate-to-severe AD, in which primary and key secondary endpoints were met, and will be initiating a global Phase 3 program in adult patients with moderate-to-severe AD in the second half of 2022. Furthermore, we are developing CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of IBD. Specifically, we are developing CBP-307 for two types of IBD, UC and CD. We anticipate reporting top-line results from a global Phase 2 trial in UC before the end of the second quarter of 2022. Our global clinical trial in CD ended early due to enrollment challenges during the pandemic and we will determine future clinical plans for CD upon the completion of the Phase 2 UC trial.

Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through equity and preferred shares financing. On March 23, 2021, we completed our initial public offering (“IPO”) for a total cash consideration of USD 219.9 million, before netting underwriting discounts and commissions of USD 15.4 million. As of December 31, 2021, we had RMB 1,706.9 million (USD 267.7 million) in cash and cash equivalents.

As a research intensive, innovation-focused entity, we have also incurred losses and experienced negative operating cash flows since inception. Our net losses were RMB 779.2 million and RMB 1,306.8 million (USD 205.0 million) for the years ended December 31,

2020 and 2021, respectively. As of December 31, 2021, we had an accumulated loss of RMB 2.4 billion (USD 373.0 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, build our facilities, increase our production capacity, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

As our product candidates move further into clinical development stages, we may receive milestone and other payments from third parties with whom we may choose to collaborate. In addition, we may also receive revenues from product commercialization if we obtain regulatory approval for any of our product candidates. However, even with these sources of revenue and income, we may continue to experience losses and negative operating cash flows and may not be able to fund our late stage programs without additional fundraisings, licensing or partnership proceeds. We believe that our existing cash and cash equivalents noted above will be sufficient to meet our anticipated daily operation needs for at least the next 12 months.

Key Factors and Trends Affecting Our Business

The future success of our business is predicated on the continuation of our research and development programs, initially by advancing CBP-201 and CBP-307 through Phase 2 and Phase 3 clinical trials and then seeking regulatory approval in the United States, the PRC, Europe, Australia and other jurisdictions. We may advance CBP-174 into additional clinical trials after evaluating results of our Phase 1 trial in healthy volunteers. We do not currently have sufficient capital resources to complete late stage clinical trials of all our product candidates or in all planned indications.

Impact of COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the WHO declared COVID-19 a pandemic. The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. As the pandemic continues its impact throughout the world, the healthcare systems of the various countries in which we are conducting ongoing clinical trials of CBP-201 and CBP-307 have and may continue to experience great disruption. Enrollment in our Phase 2 clinical trial of CBP-307 in patients in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. Additionally, enrollment in one phase 1 clinical trial of CBP-307 and the phase 1 clinical trial of CBP-174 in Australia have been slow due to the COVID-19 pandemic.

We will continue to monitor and assess the impact of the ongoing development of the pandemic on our clinical trials and for any impact to our financial position and operating results.

Key Components of Our Results of Operations

Revenue

We do not currently have any approved products. Accordingly, we have not generated any revenue and do not expect to do so unless we obtain regulatory approval and commercialize any of our product candidates or until we receive revenues from collaborations or other arrangements with third parties, neither of which may occur.

Operating Expenses

Research and Development Expenses

Research and development expenses are primarily related to third-party clinical trial costs, drug manufacturing costs, and other preclinical research for our product candidates and discovery efforts, along with payroll and related expenses and share-based compensation costs.

Elements of research and development expenses primarily include (1) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to CROs, investigators and clinical trial sites that conduct the clinical studies; (2) consultant service related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility-related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

The majority of our third-party expenses have been related to the development of CBP-201 and CBP-307. During the years ended December 31, 2020 and 2021, we spent RMB 58.5 million and RMB 349.5 million (USD 54.8 million), respectively, in clinical trial related expenses relating to CBP-201, RMB 46.5 million and RMB 112.3 million (USD 17.6 million), respectively, in clinical trial related expenses relating to CBP-307. We deploy our personnel and facility-related resources across all of our research and development activities. We have substantially increased our research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect that our research and development costs will continue to increase as we conduct ongoing, and plan and conduct new, preclinical studies and clinical trials and manufacture our product candidates.

We cannot determine with certainty the timing of initiation, the duration, or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Preclinical and clinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for commercialization of our products, assuming that we obtain regulatory approval.

Our clinical development costs are highly uncertain and may vary significantly based on factors such as:

(a)
per patient trial costs;
(b)
the number of trials required for approval;
(c)
the number of sites included in the trials;
(d)
the countries in which the trials are conducted;
(e)
the length of time required to enroll eligible patients;
(f)
the number of patients that participate in the trials;
(g)
the drop-out or discontinuation rates of patients;
(h)
potential additional safety monitoring requested by regulatory agencies;
(i)
the duration of patient participation in the trials and follow-up;
(j)
the cost and timing of manufacturing our product candidates;
(k)
the phase of development of our product candidates; and
(l)
the efficacy and safety profile of our product candidates.

Any of these variables with respect to the development of our product candidates or any other future candidate that we may develop could result in a significant change in the costs and timing associated with their development. For example, if the FDA, the NMPA, or another regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those we currently anticipate will be required for the completion of clinical development or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of our clinical development programs. We may never succeed in obtaining regulatory approval for any of our product candidates.

Administrative Expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal, information technology, business development, and human resources, share-based compensation costs, insurance costs, third-party audit and accounting fees, legal fees, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses and other general corporate related expenses.

We expect our administrative expenses to increase in the future to support our public company infrastructure and, if any of our product candidates receive marketing approval, commercialization activities. We also anticipated increased expenses related to professional fees, including audit, legal, regulatory and tax-related services, associated with maintaining compliance with Nasdaq listing and SEC requirements, director and officer insurance premiums, and investor relations costs associated with operating as a public company.

Other Income

Other income consists of government grants received by us. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and we will comply with all attached conditions. Government grants received in advance of costs being incurred are deferred until the associated costs are recognized. Grants that compensate us for the cost of an asset initially are presented as deferred income and are recognized as income in consolidated statements of loss on a straight-line basis over the useful life of the associated asset.

Other Income (Losses)—Net

Other gains or losses consist of the foreign exchange gains and losses resulting from the settlement of foreign exchange transactions, most of which were denominated in U.S. dollars for the subsidiaries that have functional currency in RMB, and the short-term investments in wealth management products with various maturities which bear floating interest rates. The fair value of short-term investments in wealth management products is based on discounted cash flows using their expected returns. Changes in fair value of these financial assets are recorded in other income (losses)—net.

Finance Income

Finance income is comprised primarily of interest income earned from bank and term deposits that are held for cash management purposes.

Finance Cost

Finance cost is mainly comprised of issuance costs for our financial instruments with preferred rights and interests for lease liabilities.

Fair Value Loss of Financial Instruments with Preferred Rights

The fair value of financial instruments with preferred rights that are not traded in an active market is determined using valuation techniques. We first determine the equity value and then allocated the equity value to each element of our capital structure using either an option pricing back-solve method, or OPM, or a hybrid method, which employs the concepts of the OPM and the probability-weighted expected return method, or PWERM, that merged into a single framework. The fair value difference is accounted for as fair value loss of financial instruments with preferred rights within the consolidated statements of loss.

Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate. We are incorporated in the Cayman Islands with subsidiaries in Hong Kong, China (PRC), Australia and the United States and is exempt from income tax in the Cayman Islands. Our United States entity is a service provider for the Hong Kong entity and as a result its cost-plus income is subject to taxation in the United States. There is no tax expense in Hong Kong, PRC or Australia as there was no estimated assessable profit that was subject to tax during the years ended December 31, 2020 and 2021.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2021

The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
	2020	2021	2021	Change
	RMB’000	RMB’000	USD’000(1)	RMB’000
Research and development expenses	(150,932)	(518,021)	(81,249)	(367,089)
Administrative expenses	(47,720)	(122,445)	(19,205)	(74,725)
Other income	6,989	18,996	2,979	12,007
Other losses—net	(6,100)	(9,966)	(1,563)	(3,866)
Operating loss	(197,763)	(631,436)	(99,038)	(433,673)
Finance income	717	622	98	(95)
Finance cost	(2,893)	(44)	(7)	2,849
Finance (cost)/income—net	(2,176)	578	91	2,754
Fair value loss of financial instruments with preferred rights	(579,286)	(674,269)	(105,756)	(94,983)
Loss before income tax	(779,225)	(1,305,127)	(204,703)	(525,902)
Income tax expense	—	(1,697)	(266)	(1,697)
Loss for the year	(779,225)	(1,306,824)	(204,969)	(527,599)

(1) USD 1.00 = RMB 6.3757.

Research and Development Expenses

Research and development expenses increased by RMB 367.1 million from RMB 150.9 million for the year ended December 31, 2020 to RMB 518.0 million (USD 81.2 million) for the year ended December 31, 2021, primarily due to an increase of RMB 323.6 million in third-party clinical trial costs for advancing our lead product candidates further into later clinical trial phases. Specifically, we completed a Phase 2b clinical trial of CBP-201 in the United States, the PRC, Australia and New Zealand in adult AD patients with moderate-to-severe AD, which significantly increased clinical trial related expenses in 2021. In addition, in 2021, we incurred additional drug supply and clinical expenses related to the initiation of global Phase 2 clinical trials of CBP-201 for asthma and CSwNP indications and the initiation of a global Phase 2 trial for CBP-307 in UC and CD indications.

Administrative Expenses

Administrative expenses increased by RMB 74.7 million from RMB 47.7 million for the year ended December 31, 2020 to RMB 122.4 million (USD 19.2 million) for the year ended December 31, 2021. The increase in administrative expenses was primarily due to (i) a RMB 43.1 million increase in payroll and related expenses for additional headcount, including share-based compensation expense, and resources needed in support of the growth of our business operations, and (ii) a RMB 26.6 million increase in professional fees including accounting and audit fees, legal fees, insurance costs, and other costs required for a public company infrastructure.

Other Income

Other income increased by RMB 12.0 million from RMB 7.0 million for the year ended December 31, 2020 to RMB 19.0 million (USD 3.0 million) for the year ended December 31, 2021. This increase was primarily related to a total of RMB 17.2 million of government grants for completing its IPO milestone and for conducting research and development activities in the PRC and a RMB 1.6 million R&D tax incentive in Australia.

Other Losses—Net

Other losses—net, increased by RMB 3.9 million from RMB 6.1 million of net losses for the year ended December 31, 2020 to RMB 10.0 million (USD 1.6 million) of net losses for the year ended December 31, 2021. The increase was primarily attributable to fluctuations in foreign exchange rates in 2021 and 2020. During 2021, the USD exchange rates against RMB were declining, leading to higher foreign exchange losses in 2021.

Finance Income

Finance income decreased by RMB 0.1 million from RMB 0.7 million for the year ended December 31, 2020 to RMB 0.6 million (USD 0.1 million) for the year ended December 31, 2021. The decrease is considered insignificant.

Finance Costs

Finance costs decreased by RMB 2.8 million from RMB 2.9 million for the year ended December 31, 2020 to less than RMB 0.1 million (less than USD 0.1 million) for the year ended December 31, 2021. This decrease in finance costs was primarily due to issuance costs related to the Series C Preferred Shares issued in August and December 2020.

Fair Value Loss of Financial Instruments with Preferred Rights

Fair value loss of financial instruments with preferred rights increased by RMB 95.0 million from RMB 579.3 million for the year ended December 31, 2020 to RMB 674.3 million (USD 105.8 million) for the year ended December 31, 2021. The increase was primarily related to the issuance of Series C Preferred Shares in August and December 2020, and higher fair value of preferred shares during 2021 prior to the Company’s IPO. The impact resulting from the higher fair value of preferred shares was partially offset by the foreign currency translation, because preferred shares were valued in USD, which is different from the reporting currency of RMB.

Income Tax Expense

Income tax expense increased by RMB 1.7 million from nil for the year ended December 31, 2020 to RMB 1.7 million (USD 0.3 million) for the year ended December 31, 2021. The increase is mainly related to higher activity during the year ended December 31, 2021 in Connect US, which for income tax purposes is a service provider for Connect HK and as a result its cost-plus income is taxed for federal and state income tax purposes in the United States.

Critical Accounting Policies and Estimates

Our consolidated financial statements were prepared in accordance with IFRS issued by the IASB. Our consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss and financial instruments with preferred rights.

The preparation of financial statements requires the use of accounting estimates which, by definition, may not equal the actual results.

Management also needs to exercise judgment in applying the accounting policies.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact and that are believed to be reasonable under the circumstances. These estimates may not equal actual results.

(a)
Research and development expenses

We incur costs and effort on research and development activities. Research expenditures are charged to the profit or loss as an expense in the period the expenditure is incurred. Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following can be demonstrated:

•
the technical feasibility to complete the development project so that it will be available for use or sale;
•
the intention to complete the development project to use or sell the product;
•
the ability to use or sell the product;
•
the manner in which the development project will generate probable future economic benefits for us;
•
the availability of adequate technical, financial and other resources to complete the development project and use or sell the product; and
•
the expenditure attributable to the asset during its development can be reliably measured.

Elements of research and development expenses primarily include (1) expenses related to preclinical testing of our technologies under development and clinical trials such as payments to clinical trial related investigators and clinical trial sites that conduct the clinical studies; (2) consultant service related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

(b)
Fair value of financial instruments with preferred rights

Financial instruments with preferred rights issued by us will be convertible into ordinary shares upon the closing of a qualified initial public offering or at the option of the holders and redeemable upon occurrence of specific future events. Financial instruments with preferred rights are compound instruments with discretionary dividend right. The Company elected to designate the entire hybrid contracts that include a host contract and embedded derivatives as financial liabilities at fair value through profit or loss considering the fact that the instruments also have contingent settlement provisions. Our preferred shares are not traded in an active market and the respective fair value is determined by using valuation techniques. We first determined the equity value and then allocated the equity value to each element of our capital structure using either an OPM or a hybrid method. We make assumptions and estimates concerning variables such as discount rate for lack of marketability, or DLOM, expected volatility and risk-free interest rates.

(c)
Recognition of share-based compensation expenses

In order to attract and retain the right talent, we offer share-based compensation incentives to our employees, directors and consultants. We used a Binomial Option Pricing model to determine the total fair value of the awarded options, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the grant date share price, expected volatility, expected early exercise multiple, option life, risk-free interest rate and dividend yield, are required to derive such expense amounts. As we continue to grow and move into key stages of product development, we expect to continue offering share-based incentives to our employees, directors and consultants and the amount of expenses may increase in future.

Key assumptions are set forth as follows (after Share Consolidation):

Year Ended December 31,
	2020	2021
Weighted average exercise price during the year	USD 6.6	USD 13.8
Grant date share price	USD2.1~USD11.1	USD 4.3~USD 23.3
Risk-free interest rate	0.8%~1.1%	1.2%~1.7%
Expected volatility	61.8%~77.4%	60.5%~62.2%
Option life	10 years	10 years
Expected early exercise multiple	2.2	2.2
Dividend yield	Nil	Nil
Forfeiture rate	9.5%	3.0~9.6%
Weighted average fair value of options granted during the year	USD 4.2	USD 10.6

1.
Grant date share price—Because our ordinary shares are not yet publicly traded, we are required to estimate the fair value of our ordinary shares, as discussed in “—Ordinary Share Valuation” below.
2.
Risk-free interest rate—The risk-free rate is based on the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.
3.
Expected volatility—We adopted the average volatility of the comparable companies as the proxy of the expected volatility of the underlying share. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the stock options.
4.
Option life—We adopted option life in accordance with the contractual terms of the options.
5.
Expected early exercise multiple—We estimated expected early exercise multiple for employee grantees and senior management grantees respectively by making reference to academic research.
6.
Dividend yield—We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.
7.
Forfeiture rate—We estimated the probability of employee grantees exit based on the historical records.
(d)
Ordinary Share Valuation

Before IPO the fair value of the ordinary shares underlying our share options has been determined by us, with input from management and contemporaneous third-party valuations, as there has been no public market for our ordinary shares. Given the absence of a public trading market of our ordinary shares at then, and in accordance with the American Institute of Certified Public Accountants Practice

Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, the management exercised reasonable judgement and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date for the reporting period. These factors include important developments in our operations, including research and development activities, sales of preferred shares, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general and the stock price performance and volatility of comparable public companies used to determine our total equity value, which is allocated to our different classes of ordinary and preferred shares. In addition, the valuation of our ordinary shares considers the lack of liquidity of our ordinary shares. Our ordinary shares were valued under a hybrid framework which includes a OPM valuation model and an analysis assuming an initial public offering as a possible future event, or the IPO Scenario.

The OPM valuation model utilized the following inputs to determine the fair value of our ordinary shares:

(i)
Term to exit—The term to exit considered market conditions and our estimate of when an exit would most likely occur by sale.
(ii)
Risk-free rate—The rates were based on the yield of US Treasury Strips with a maturity life equal to the expected terms for a liquidation event.
(iii)
Volatility—Expected volatility is based on daily stock prices of comparable companies for a period equal to the expected terms for a liquidation event. The comparable companies were selected based on operational similarities to us as well as other qualitative considerations.

The IPO Scenario utilized the following assumptions to determine the fair value of our ordinary shares:

(a)
Pre-money equity value on expected IPO Date—This value estimation was based on the guideline public company method under market approach, recently completed life sciences and biotechnology sectors IPO pricing by underwriter, as well as the expected capital market sentiment.
(b)
Cost of equity—The cost of equity is based on comparable companies selected based on operational similarities to us as well as other qualitative considerations.
(c)
Expected term for IPO Event—The expected term for IPO Event considered market conditions and our estimate of when an IPO would most likely occur.

Under both methods, we considered an adjustment to recognize the lack of marketability and liquidity since stockholders of private companies do not have access to trading markets similar to public companies. We used methodologies consistent with those used for financial instruments with preferred rights to determine DLOM for our ordinary shares.

To estimate the fair value of our ordinary shares, we probability weighted the fair value as determined under the OPM valuation model and the IPO Scenario. Subsequent to the closing of our IPO, the fair value of each ordinary share is determined based on the closing price of our ordinary shares on the date of grant.

(e)
Current and deferred income taxes

We recognize deferred tax assets based on estimates that it is probable to generate sufficient taxable profits in the foreseeable future against which the deductible losses and temporary differences will be utilized. The recognition of deferred tax assets mainly involves management’s judgments and estimations about the timing and the amount of taxable profits of the companies which have tax losses. As we expect continued operating losses in the near future, we do not expect to utilize historical tax losses. We have not recognized deferred income assets as of December 31, 2020 and 2021.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2021, please refer to our consolidated financial statements as of December 31, 2021.

B. Liquidity and Capital Resources

Overview

We are a clinical development stage company that has generated no revenues and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of December 31, 2021, we had an accumulated losses of RMB 2.4 billion (USD 373.0 million), and we expect to continue to incur significant losses for the foreseeable future. As of December 31, 2021, we had cash and cash equivalents of RMB 1.7 billion (USD 267.7 million). Our principal sources of funding have historically been continuous cash contributions from common equity holders and preferred shareholders, including our IPO that we completed on March 23, 2021 for total cash consideration of USD 219.9 million before underwriting discounts and commissions. We believe, based on our current operating plan and expected expenditures, that our existing cash, and cash equivalents will be sufficient to meet our anticipated operating cash expenditures for at least the next 12 months from the issuance date of our financial statements as of and for the year ended December 31, 2021 and meet the requirements of a going concern. We will continue to seek additional fundraisings, licensing, or partnership proceeds to sufficiently fund our late-stage clinical trials for our product candidates.

We have funded our operations primarily through equity financing. Proceeds from those financings are initially held in the bank accounts of Connect Biopharma Holdings Limited and used to fund the operations of our subsidiaries.

In addition, we have received development incentives and subsidies from the PRC government. During the years ended December 31, 2021 and 2020, we received approximately RMB 22.2 million ($3.5 million) and RMB 2.2 million ($0.3 million) respectively.

The following table summarizes the cash transferred from our holding company to our operating subsidiaries:

	Year Ended December 31,
	2020	2021	2021
	RMB’000	RMB’000	USD’000
Cash Flow from Connect Biopharma Holdings Limited to:
Connect Biopharma HongKong Limited	202,497	672,529	105,483
Total cash transferred to operating subsidiaries	202,497	672,529	105,483

	Year Ended December 31,
	2020	2021	2021
	RMB’000	RMB’000	USD’000
Connect Biopharma HongKong Limited to:
Connect Biopharm LLC	83,981	309,287	48,510
Suzhou Connect Biopharma Co., Ltd.	134,521	356,218	55,871
Connect Biopharma Australia PTY LTD	30,017	—	—
Total cash transferred to operating subsidiaries	248,519	665,505	104,381

The amounts funded from Suzhou Connect Biopharma Co., Ltd to other the PRC subsidiaries were insignificant. There were no distributions, dividends or any other transfers out from any of the PRC entities to any of our entities outside of the PRC.

Cash Flows for the Years Ended December 31, 2020 and 2021

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2020	2021	2021
	RMB’000	RMB’000	USD’000
Cash Flow Data:
Net cash used in operating activities	(167,161)	(544,926)	(85,469)
Net cash generated from/(used in) investing activities	2,932	(34,025)	(5,338)
Net cash generated from financing activities	918,761	1,316,100	206,424
Net increase in cash and cash equivalents	754,532	737,149	115,617

Operating Activities

During the year ended December 31, 2021, net cash used in operating activities was RMB 544.9 million (USD 85.5 million), primarily due to net loss before tax of RMB 1,305.1 million (USD 204.7 million), offset by certain adjustments of RMB 739.4 million (USD 116.0 million) and a positive working capital change in our operating assets and liabilities of RMB 20.8 million (USD 3.3 million). These adjustments consisted primarily of the fair value changes in financial instruments with preferred rights of RMB 674.3 million (USD 105.8 million), share-based compensation expense of RMB 57.9 million (USD 9.1 million), the net foreign exchange differences of RMB 3.3 million (USD 0.5 million), and depreciation and amortization expense of RMB 4.1 million (USD 0.6 million). The positive working capital change in operating assets and liabilities was primarily due to an increase in trade payables of RMB 56.6 million (USD 8.9 million) due to timing of payments on outstanding payables, offset by an increase in other receivables and prepayments of RMB 16.1 million (USD 2.5 million) driven by clinical trial prepayments to CROs for CBP-201 and CBP-307 and an increase in other non-current assets of RMB 8.2 million (USD 1.3 million) due to higher deductible value-added tax, or VAT, balances which can offset against future VAT payables as well as a decrease in other payables and accruals of RMB 11.5 million (USD 1.8 million) due to timing of payments on outstanding payables.

During the year ended December 31, 2020, net cash used in operating activities was RMB 167.2 million, primarily due to our net loss of RMB 779.2 million, offset by some adjustments of RMB 614.9 million and negative working capital change in our operating assets and liabilities of RMB 2.8 million. These adjustments consisted primarily of the fair value changes of financial instruments with preferred rights of RMB 579.3 million, share-based compensation expense of RMB 25.2 million, the net foreign exchange differences of RMB 6.8 million, and depreciation and amortization expense of RMB 1.4 million. The negative working capital change in operating assets and liabilities was primarily due to an increase in other receivables and prepayments of RMB 9.4 million driven by prepayments to the clinical trials related vendors for CBP-307 and CBP-201 and preparation for the production of CBP-201 to be used in future clinical trials and an increase in other non-current assets of RMB 3.9 million due to higher deductible value-added tax, or VAT, balances which can offset against future VAT payables. These decreases in working capital were offset by an increase in trade payables and an increase in other payables and accruals of RMB 10.4 million due to timing of payments on outstanding payables and increases in research and development activities related to clinical trials for CBP-307 and CBP-201.

Investing Activities

During the year ended December 31, 2021, net cash used in investing activities of RMB 34.0 million (USD 5.3 million) was primarily related to the proceeds from sale of financial assets of RMB 128.0 million (USD 20.1 million) and investment income of RMB 0.4 million (less than USD 0.1 million), partially offset by the purchase of financial assets of RMB 114.5 million (USD 18.0 million), the purchase of property, plant and equipment of RMB 24.9 million (USD 3.9 million), the lease payments of RMB 22.3 million (USD 3.5 million) and the purchase of intangible assets of RMB 0.3 million (less than USD 0.1 million).

During the year ended December 31, 2020, net cash generated from investing activities of RMB 2.9 million was primarily related to the proceeds from disposal of financial assets of RMB 124.8 million, offset by the purchase of financial assets of RMB 106.6 million, the purchase of property, plant and equipment of RMB 15.0 million and the purchase of intangible assets of RMB 0.3 million.

Financing Activities

During the year ended December 31, 2021, net cash generated from financing activities was RMB 1,316.1 million (USD 206.4 million), primarily resulting from the receipt of RMB 1,431.8 million (USD 224.6 million) of gross proceeds from the sales of ordinary shares, partially offset by the payments made to repurchase treasury shares of RMB 3.7 million (USD 0.6 million), the payments in relation to listing expenses of RMB 111.4 million (USD 17.5 million) and the payments of lease liabilities of RMB 0.8 million (USD 0.1 million).

During the year ended December 31, 2020, net cash generated from financing activities was RMB 918.8 million, primarily resulting from the receipt of RMB 923.2 million of proceeds from the issuance of Series C redeemable convertible preferred shares in August and December 2020, partially offset by the related issuance costs related to the Series C Preferred Shares of RMB 2.9 million, the payments in relation to listing expenses of RMB 1.1 million and the principal payments of lease liabilities of RMB 0.5 million.

Material Cash Requirements

As discussed below, our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations. We intend to fund our existing and future material cash requirements with our existing cash balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

In May 2021, we entered into a Contract for the Transfer of the Right to Use State-Owned Construction Land with the Natural Resources and Planning Bureau of Taicang (the “Land Use Agreement”). Pursuant to this agreement, we obtained the right to use approximately 70,400 square meters of state-owned land located in the Taicang High-Tech Industrial Development Zone for a period of fifty years. We acquired the land use rights to build a research and development laboratory, manufacturing facility and office. As of December 31, 2021, we have paid an aggregate of approximately RMB 22.3 million ($3.5 million) for the land use rights and an additional RMB 7.0 million ($1.1 million) for related construction costs and have recorded those amounts in right-of-use assets and property, plant, and equipment, respectively in our Consolidated Balance Sheets. This construction project is currently on hold until we can obtain the necessary construction permits and therefore are not expecting a significant increase to our capital commitments related to this project during 2022.

In connection with the Land Use Agreement, we entered into Investment Agreement with the Jiangsu Taicang High-tech Industrial Development Zone Management Committee (the “Jiangsu Taicang HIDC”), a local government authority in Taicang. Pursuant to this agreement, the Jiangsu Taicang HIDC has agreed to provide certain financial support and incentives in connection with the development of our facilities contemplated by the Land Use Agreement. As of December 31, 2021, we have provided in pursuant to this agreement approximately RMB 356.2 million ($55.9 million) of cash into its Connect Suzhou research and development operations to fund research, development, and administration expenses at our Taicang facility.

Capital commitments

	Year Ended December 31,
	2020	2021
	RMB’000	RMB’000
Equipment and intangible assets:
— Contracted but not provided for	23,243	146,878

As of December 31, 2021, we had capital commitments of approximately RMB 146.9 million (USD 23.0 million), primarily in connection with the construction of a campus in Taicang, a project that is currently on hold until we can obtain the necessary construction permits and therefore are not expecting a significant increase to our capital commitments related to this project during 2022. As of December 31, 2020, we had capital commitments of approximately RMB 23.2 million (USD 3.6 million), primarily in connection with the purchase of equipment and improvement of our laboratory in Suzhou.

Other commitments

In December 2021, we entered into the office lease agreement for approximately 3,600 square feet in San Diego, California, and the lease commenced in March 2022. The aggregate lease obligation over the three-year lease term is approximately $0.6 million.

Tabular Disclosure of Contractual Obligations

The table below summarizes our financial liabilities into relevant maturity groupings based on the remaining period at each year-end date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows except for financial instruments with preferred rights, which are presented on a fair value basis. The maturity dates are determined by the terms in financing agreements.

	As of December 31, 2020
		Between	Between	More
	Less Than	1 and	2 and	Than
	1 Year	2 Years	5 Years	5 Years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial instruments with preferred rights	—	—	2,071,508	—	2,071,508
Trade payables	24,638	—	—	—	24,638
Other payables	8,631	—	—	—	8,631
Lease liabilities	633	225	94	—	952
Total	33,902	225	2,071,602	—	2,105,729

	As of December 31, 2021
		Between	Between	More
	Less Than	1 and	2 and	Than
	1 Year	2 Years	5 Years	5 Years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	81,195	—	—	—	81,195
Other payables	21,456	—	—	—	21,456
Lease liabilities	653	186	—	—	839
Total	103,304	186	—	—	103,490

Holding Company Structure

We are a holding company that conducts its operations primarily through our various subsidiaries. As a result, our ability to pay dividends depends upon dividends paid to us by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund specific statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the PRC is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2021, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was RMB 288.9 million.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

E. Critical Accounting Estimates

Not Applicable

Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Executive Officers and Directors

The following table presents information about our current executive officers and directors, including their ages as of the date of this annual report:

Name	Age	Position
Executive Officers
Zheng Wei, Ph.D. (3)	58	Chief Executive Officer and Director
Wubin Pan, Ph.D.	57	President and Chairman of the Board of Directors
Selwyn Ho, MB BS	51	Chief Business Officer
Steven Chan	50	Chief Financial Officer
Chin Lee, M.D.	52	Chief Medical Officer

Non-Executive Directors
Kleanthis G. Xanthopoulos, Ph.D. (1)(2)	63	Lead Independent Director
Derek DiRocco, Ph.D. (2)	41	Director
Kan Chen, Ph.D. (3)	40	Director
Jean Liu (1)(3)	53	Director
Karen J. Wilson (1)(2)	58	Director

(1)
Audit committee member
(2)
Compensation committee member
(3)
Nominating and Corporate Governance committee member

The current business address for our executive officers and board of directors is c/o Connect Biopharma Holdings Limited, Science and Technology Park, East R&D Building, 3rd Floor 6 Beijing West Road, Taicang, Jiangsu Province, The People’s Republic of China.

The following are brief biographies of our executive officers and directors:

Executive Officers

Zheng Wei, Ph.D. Dr. Wei is a co-founder of the company and has served as our Chief Executive Officer and a member of our board of directors since our inception in 2012. Prior to that, Dr. Wei was Director of Immunology at Arena Pharmaceuticals, Inc. from December 2007 to March 2011, where he oversaw its immunology discovery programs. Prior to this role, Dr. Wei was a scientist and program leader at ChemoCentryx, Inc. from April 1998 to September 2007. Prior to this role, Dr. Wei was a scientist at Glycomed, Inc. (acquired by Ligand Pharmaceuticals Incorporated) from September 1992 to November 1995. Before joining Glycomed, Inc., Dr. Wei also conducted immunology research at Stanford University School of Medicine. Dr. Wei received his Ph.D. in Biochemistry and Molecular Biology from the University of California at Davis and his bachelor’s degree in Biology from South China Normal University. We believe that Dr. Wei is qualified to serve as a member of our board of directors based on his deep knowledge of our business and his extensive development, commercial and executive management experience.

Wubin Pan, Ph.D. Dr. Pan is a co-founder of the company and has served as our President and Chairman of our board of directors since May 2012. Previously, Dr. Pan co-founded and led Crown Bioscience Inc., a venture-backed contract research organization, from June 2006 to October 2011. During this tenure, he served in various executive leadership positions at the company, including PRC President, Chief Operation Officer and Executive Vice President. Prior to this role, Dr. Pan was the Vice President at TsingHuaYuanXing Biopharmaceutical Co. Ltd. from November 2000 to May 2006. Prior to that, Dr. Pan worked as a research scientist with TerraGen Discovery Inc. (acquired by Cubist Pharmaceuticals) from October 1996 to October 2000. Dr. Pan obtained his Ph.D. in Biochemistry from University of Sussex and completed postdoctoral training at the University of California at Berkeley. He holds an M.B.A. from Tsing-Hua University and an M.S. in Pharmacology and a B.S. in Zoology, both from Sun Yat-sen University. We believe that Dr. Pan is qualified to serve as Chairman of our board of directors based on his extensive knowledge of our business and his senior executive and board-level experience at biopharmaceutical companies.

Selwyn Ho, MB BS. Dr. Ho has served as our Chief Business Officer since January 2021 and previously as an adviser to our company since May 2019 in his capacity as Consultant and Managing Director of Artemis Catalyst Ltd., a U.K.-based management consulting firm. Dr. Ho has served in this role at Artemis Catalyst Ltd. since he founded the company in October 2017. In his capacity as a consultant, Dr. Ho has served as an advisor to several biopharmaceutical companies and private capital markets firms including: Boerhinger Ingelheim, from October 2020 to January 2021; Oculis S.A., from February 2020 to October 2020; New Rhein Healthcare Investors, from December 2019 to December 2020; Pharming NV, from February 2020 to April 2020; Argenx S.A., from May 2019 to November 2019; Dermira Inc., a biopharmaceutical company acquired by Eli Lilly in Jan 2020, from February 2019 to April 2019; UCB S.A., from October 2018 to March 2020; Kala Pharmaceuticals, from December 2017 to February 2018; and Oxular Ltd., from October 2017 to May 2019. Dr. Ho has been an Executive-In-Residence at New Rhein Healthcare Investors, a venture capital and growth stage fund manager focused on healthcare therapeutics and medical devices since July 2020. Prior to his consulting work, Dr. Ho held several leadership positions at biopharmaceutical companies. He was Vice President, Head of Market Access and Vice President, Head of Strategic Marketing, at Dermira Inc. from September 2016 to September 2017. Prior to this role, Dr. Ho served as Vice President, Head of International Markets, from March 2015 to September 2016, and Vice President, Global Missions Lead, Cimzia, from March 2013 to March 2015, at UCB S.A. Dr. Ho has been a qualified Medical Doctor since 1994. He obtained his Bachelor of Medicine and Bachelor of Surgery (MB BS) and his BSc in Pharmacology with Basic Medical Sciences from Imperial College of Science, Technology & Medicine, University of London.

Steven Chan. Mr. Chan has served as our Chief Financial Officer since November 2021. Previously, Mr. Chan served as Chief Financial Officer at Delphon Industries LLC, a global materials manufacturer, from April 2019 to November 2021. Prior to this role, from April 2017 to April 2019, Mr. Chan was Vice-President, Finance and Corporate Controller at Arcus Biosciences, Inc. Mr. Chan also served as Vice-President, Finance and Corporate Controller at MyoKardia, Inc. from November 2014 to March 2017 and as Vice-President, Corporate Controller at Solta Medical, Inc. from June 2010 to November 2014. Mr. Chan received a B.S. in Business Administration from the University of California at Berkeley, Haas School of Business and is a Certified Public Accountant in California (inactive status).

Chin Lee, M.D., M.P.H., Dr. Lee has served as our Chief Medical Officer since March 1, 2022. Previously, Dr. Lee had served as Vice President, Head of Clinical Science, and Chief Medical Officer at Theravance Biopharma, Inc., since April 2021. Prior to this role, from January 2018 to April 2021, Dr. Lee was Lead Group Medical Director within the Genentech Research & Early Development group at Genentech, Inc. Previously, Dr. Lee held roles of increasing responsibility at Eli Lilly & Company from January 2010 to January 2018, serving most recently as Global Senior Medical Director, Immunology Therapeutic Area within the Bio-medicines Business Unit, and he also served as Associate Medical Director, Immunoscience Group, at Abbott Laboratories from September 2006 to January 2010. Dr. Lee received a B.S. in Biology and an M.D. from the University of North Carolina at Chapel Hill and an M.P.H. from Northwestern University Feinberg School of Medicine.

Non-Executive Directors

Kleanthis G. Xanthopoulos, Ph.D. Dr. Xanthopoulos has served as a member of our board of directors since December 2020 and as our Lead Independent Director since January 2022. Dr. Xanthopoulos is currently the Chairman and Chief Executive Officer of Shoreline Biosciences Inc., and Chairman of Stork Capital Life Sciences which focuses on building and investing in innovative biotechnology companies. Dr. Xanthopoulos was Chief Executive Officer of IRRAS AB a publicly traded medical technology company from 2015 to 2021. He was a Managing General Partner at Cerus DMCC, from 2015 to 2020. Previously, he served as President and Chief Executive Officer of Regulus Therapeutics Inc. from the time of its formation in 2007 until June of 2015. Prior to that, he was a Managing Director of Enterprise Partners Venture Capital. Dr. Xanthopoulos co-founded and served as President and Chief Executive Officer of Anadys Pharmaceuticals, Inc. from its inception in 2000 to 2006 and remained a director until its acquisition by Roche in 2011. He was Vice President at Aurora Biosciences (acquired by Vertex Pharmaceuticals, Inc.) from 1997 to 2000. Dr. Xanthopoulos also co-founded and served as the first President and Chief Executive Officer of Sente Labs, and a member of the board of Shoreline Biosciences, a cell therapy company, and IRRAS AB. Dr. Xanthopoulos participated in The Human Genome Project as a Section Head of the National Human Genome Research Institute from 1995 to 1997. Prior to this, he was an Associate Professor at the Karolinska Institute, Stockholm, Sweden after completing a Postdoctoral Research Fellowship at The Rockefeller University, New York. In addition to being a director at Shoreline Biosciences and IRRAS AB, Dr. Xanthopoulos is also a member of the board of directors of Zosano Pharma, Inc and Sente Labs. Dr. Xanthopoulos received his B.S. in Biology with honors from Aristotle University of Thessaloniki, Greece, and received both his M.Sc. in Microbiology and Ph.D. in Molecular Biology from the University of Stockholm, Sweden. Dr. Xanthopoulos has over 45 peer review publications and several issued patents. We believe that Dr. Xanthopoulos’s senior executive experience managing and developing a major biotechnology company and his extensive industry knowledge and leadership experience in the life sciences industry qualify him to serve as a member of our board of directors.

Derek DiRocco, Ph.D. Dr. DiRocco has served as a member of our board of directors since August 2020. Dr. DiRocco has been a principal at RA Capital Management since December 2017 and was previously an analyst from June 2015 to December 2017 and an associate from July 2013 to June 2015. Dr. DiRocco has served on the boards of directors of iTeos Therapeutics, Inc., CANbridge Pharmaceuticals Inc., Achilles Therapeutics Ltd. and 89bio, Inc. since March 2020, February 2020, September 2019 and May 2018, respectively. Dr. DiRocco holds a B.A. in Biology from College of the Holy Cross and a Ph.D. in Pharmacology from the University of Washington. We believe that Dr. DiRocco is qualified to serve as a member of our board of directors because of his experience as an investor in biopharmaceutical companies and his roles in early-stage companies.

Kan Chen, Ph.D. Dr. Chen has served as a member of our board of directors since December 2020. Dr. Chen is currently a partner and previously a principal at Qiming Weichuang Venture Capital Management (Shanghai) Co. Ltd., where he has served with a focus on healthcare investment since February 2016. Dr. Chen has also served on the boards of directors of Zion Pharma Limited, Kira Pharmaceuticals and Abbisko Therapeutics since August 2020, April 2020 and February 2020, respectively. From October 2014 to January 2016, Dr. Chen was a senior scientist at Johnson & Johnson, where he focused on cancer medicine. Prior to that, Dr. Chen was a group leader at Jiangsu Hengrui Medicine, where he specialized in cancer immunotherapies. Dr. Chen completed his postdoctoral training in immunology at Harvard Medical School, earned his Ph.D. in Cell Biology from Case Western Reserve University and earned his B.S. in Biological Sciences from Fudan University. We believe that Dr. Chen is qualified to serve as a member of our board of directors because of his experience as an investor in biopharmaceutical companies and his expertise in immunology and drug discovery.

Jean Liu. Ms. Liu has served as a member of our board of directors since August 2021. Ms. Liu is the Chief Legal Officer at Seagen Inc., a global, multi-product biotechnology company, where she has served since 2014. Previously, Ms. Liu served as the Vice President of General Counsel at Halozyme Therapeutics, Inc. and as the Chief Legal Officer and Corporate Secretary at Durect Corporation. Earlier in her career, Ms. Liu was an attorney at Pillsbury, Madison & Sutro LLP (now Pillsbury Winthrop Shaw Pittman LLP) and Venture Law Group, where she advised on technology transfer, licensing, patents, and copyright and trademark litigation. Ms. Liu holds a B.S. in Cellular and Molecular Biology from the University of Michigan, an M.S. in Biology from Stanford University, and a J.D. from Columbia University. We believe Ms. Liu is qualified to serve as a member of our board of directors because of her legal expertise and senior executive experience in biopharmaceutical companies.

Karen J. Wilson. Ms. Wilson has served as a member of our board of directors since December 2020. Ms. Wilson is also currently a member of the boards of directors of Angion Biomedica, LAVA Therapeutics B.V. and Vaxart, Inc. Ms. Wilson served as Senior Vice President of Finance at Jazz Pharmaceuticals plc until September 2020 after serving as Vice President of Finance and Principal Accounting Officer. Prior to joining the Jazz Pharmaceuticals organization in February 2011, Ms. Wilson served as Vice President of Finance and Principal Accounting Officer at PDL BioPharma, Inc. from 2009 to January 2011. She also previously served as a Principal at the consulting firm of Wilson Crisler LLC, Chief Financial Officer of ViroLogic, Inc., Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc., and as a consultant and auditor for Deloitte & Touche LLP. Ms. Wilson is a Certified Public Accountant and received a B.S. in Business from the University of California, Berkeley. We believe that Ms. Wilson is qualified to serve as a member of our board of directors because of her expertise in finance and accounting and her senior executive experience in the pharmaceutical industry.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B. Compensation

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2021 was approximately $7.3 million (using an exchange rate of RMB 6.3757 to $1.00, which represents the exchange rate as of December 31, 2021 set forth in the China Foreign Exchange Trade System, for RMB denominated compensation). Our PRC subsidiaries are required by law to make contributions equal to specific percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our current directors and executive officers who were employed by or otherwise performed services for us with respect to the fiscal year ended December 31, 2021 was $0.1 million (using an exchange rate of RMB 6.3757 to $1.00, which represents the exchange rate as of December 31, 2021 set forth in the China Foreign Exchange Trade System, for RMB denominated compensation).

In 2021, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining company and individual performance goals. Each officer had an annual target bonus for 2021 that is expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2021 were generally based on company-wide objectives related to our clinical development programs and individual contributions and were determined by our Compensation Committee. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

Our board of directors has adopted a non-employee director compensation program, or the Director Compensation Program, which became effective as of January 1, 2022. The Director Compensation Program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Directors who are also employees of our Company or our significant investors do not receive compensation for their service on our board of directors. We have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings.

Under the Director Compensation Program, non-employee directors receive a cash retainer for service on our board of directors and for service on each committee of which the director is a member. Our Lead Independent Director and the Chairperson of each committee of our board receive a higher retainer for such service. Cash retainers are payable quarterly in arrears. Annual cash retainers will be pro-rated for any partial calendar quarter of service. In addition, under this program, each of our non-employee directors receives an annual grant of options vesting on the first anniversary of the grant date or upon a change of control of our Company (as defined in our 2021 Stock Incentive Plan). Under the Director Compensation Program, the annual fees and equity awards for our non-employee directors are as follows:

Role	Annual retainer	Annual option award
Non-employee Director	$35,000	21,269 shares
Lead Independent Director	$17,500	7,090 shares
Audit Committee Chair	$15,000	—
Audit Committee Member	$7,500	—
Compensation Committee Chair	$10,000	—
Compensation Committee Member	$7,500	—
Nominating Committee Chair	$10,000	—
Nominating Committee Member	$7,500	—

As of December 31, 2021, options to purchase 1,890,232 ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $8.99 per ordinary share. In addition, thus far in 2022, we have approved the grant of additional options to purchase 800,800 ordinary shares at a weighted average exercise price of $4.12 per ordinary share, in the aggregate, to our executive officers and directors. Options under our equity incentive plans expire no later than ten years following the date of grant.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, some of our executive officers are employed for specified time periods. We may terminate employment for cause, at any time, for specific acts of the executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

Employment Agreement with Wubin Pan

Effective January 1, 2021, Connect Biopharma HongKong Limited and its affiliates entered into an employment agreement with Dr. Wubin Pan setting forth the terms of his employment as the President and Chairman of Connect Biopharma HongKong Limited and our company. Pursuant to the agreement, Dr. Pan is entitled to an annual base salary of $495,000 ($512,000 effective from January 1, 2022), which amount may not be reduced but is subject to annual review by and at the sole discretion of our board of directors or its designee. Dr. Pan’s employment agreement provides that he may be eligible to earn an annual performance-based bonus with a target amount equal to 50% of his annual base salary.

Pursuant to his employment agreement, if we terminate Dr. Pan’s employment other than for cause or Dr. Pan terminates his employment for good reason (each as defined in his employment agreement), he is entitled to the following payments and benefits, subject (except for item below) to his timely execution and non-revocation of a general release of claims in favor of the company: (1) his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled; (2) a payment equal to 12 months of his then-current base salary, payable in a lump sum payment 60 days following the termination date; (3) a payment equal to his prorated target annual bonus for the calendar year in which the termination date occurs, payable in a lump sum payment 60 days following the termination; and (4) payment of the health insurance premiums for him and his eligible dependents until the earliest of (a) the expiration of 18 months following his termination date or (b) the date he becomes eligible for health insurance coverage in connection with his new employment. In the event that such termination occurs during the period beginning two (2) months prior to and ending twelve (12) months following a change in control of our company (or with respect to equity awards granted under the 2019 Stock Incentive Plan, the corporate transaction) (as defined in his employment agreement) (or with respect to equity awards granted under the 2019 Stock Incentive Plan, the corporate transaction (as defined therein)), in addition to the severance benefits provided above, all of Dr. Pan’s equity awards will vest on an accelerated basis as of the later of the date of termination or the date of the change in control (provided that if any equity award is subject to more favorable vesting conditions, such more favorable provisions shall apply).

In the event we terminate Dr. Pan’s employment for cause, he terminates his employment without good reason, or upon his death or permanent disability, he is entitled to receive only his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled.

Pursuant to his employment agreement, Dr. Pan is subject to a one-year post-termination non-solicitation covenant and a perpetual non-disparagement covenant, in addition to a noncompetition covenant that applies during the employment term and his obligations under the Company’s standard proprietary information and inventions assignment agreement.

Employment Agreement with Zheng Wei

Effective January 1, 2021, Connect Biopharm LLC and its affiliates entered into an employment agreement with Dr. Zheng Wei setting forth the terms of his employment as the Chief Executive Officer of Connect Biopharm LLC and our company. Pursuant to the agreement, Dr. Wei is entitled to an annual base salary of $495,000 ($539,000 effective from January 1, 2022), which amount may not be reduced but is subject to annual review by and at the sole discretion of our board of directors or its designee. Dr. Wei’s employment agreement provides that he may be eligible to earn an annual performance-based bonus with a target amount equal to 50% of his annual base salary.

Pursuant to his employment agreement, if we terminate Dr. Wei’s employment other than for cause or Dr. Wei terminates his employment for good reason (each as defined in his employment agreement), he is entitled to the following payments and benefits, subject (except for item below) to his timely execution and non-revocation of a general release of claims in favor of the company: (1) his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled; (2) a payment equal to 12 months of his then-current base salary, payable in a lump sum payment 60 days following the termination date; (3) a payment equal to his prorated target annual bonus for the calendar year in which the termination date occurs, payable in a lump sum payment 60 days following the termination date; and (4) payment of the COBRA premiums for him and his eligible dependents until the earliest of (a) the expiration of 18 months following his termination date, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment. In the event that such termination occurs during the period beginning two (2) months prior to and ending twelve (12) months following a change in control of our company (as defined in his employment agreement) (or with respect to equity awards granted under the 2019 Stock Incentive Plan, the corporate transaction (as defined therein)), in addition to the severance benefits provided above, all of Dr. Wei’s equity awards will vest on an accelerated basis as of the later of the date of termination or the date of the change in control (or with respect to equity awards granted under the 2019 Stock Incentive Plan, the corporate transaction) (provided that if any equity award is subject to more favorable vesting conditions, such more favorable provisions shall apply).

In the event we terminate Dr. Wei’s employment for cause, he terminates his employment without good reason, or upon his death or permanent disability, he is entitled to receive only his fully earned but unpaid base salary and accrued and unused paid time off through the date of termination at the rate then in effect, any annual bonus payable for any prior calendar year (to the extent not previously paid), plus all other amounts under any compensation plan or practice to which he is entitled.

Pursuant to his employment agreement, Dr. Wei is subject to a one-year post-termination non-solicitation covenant and a perpetual non-disparagement covenant, in addition to a noncompetition covenant that applies during the employment term and his obligations under the Company’s standard proprietary information and inventions assignment agreement.

Employment Arrangements with Selwyn Ho

U.S. Employment Offer Letter. On January 19, 2021, Connect Biopharm LLC entered into an offer letter with Dr. Selwyn Ho setting forth the terms of his employment as the Senior Vice President of Corporate Development and Chief Business Officer of Connect Biopharm LLC. Pursuant to the offer letter, prior to his relocation to the Unites States, Dr. Ho will be employed full-time under a UK employment contract through Globalization Partners Limited for up to twelve months, on substantially the same financial terms as the offer letter. The terms of the UK employment contract are summarized below under the heading “UK Contract of Employment”.

Pursuant to the offer letter, Dr. Ho will be entitled to an annual base salary of $350,000 ($385,000 effective from January 1, 2022) and an annual performance-based bonus with a target amount equal to 40% of his annual base salary. Dr. Ho’s employment in the US will be at-will. Dr. Ho will also be eligible to receive a relocation lump sum payment equal to $100,000 USD and reimbursement of some expenses in connection with his relocation to the US.

Pursuant to the offer letter, if Dr. Ho’s employment (including under the UK contract) is terminated without cause, as a result of a change in control of our company, or as a result of a constructive termination (each as defined in his offer letter), he will be entitled to the following payments and benefits, subject to his execution of a general release of claims in favor of the company: (1) a payment equal to 9 months of his then-current base salary plus his prorated target annual bonus for the calendar year in which the termination date occurs, payable in a lump sum payment within 5 days following the expiration of the release revocation period (subject to Section 409A of the Code); and (2) payment of COBRA premiums until the earliest of (a) the expiration of 9 months following his termination date, (b) expiration of his eligibility for continuation coverage under COBRA, or (c) the date he becomes eligible for health insurance coverage in connection with his new employment. In the event that Dr. Ho’s employment (including under the UK contract) is terminated without cause during the period beginning two (2) months prior to and ending twelve (12) months following a change in control or corporate transaction of our company (as defined in his offer letter), subject to his execution of a release, all of Dr. Ho’s outstanding equity awards will become fully vested. Any severance amounts payable under the offer letter will be reduced by the amount of any notice, severance, redundancy pay or payment in lieu of notice to which Dr. Ho is entitled under English employment law or other applicable law at the time of termination.

The employment agreement also includes a “best pay” provision under Section 280G of the Code, pursuant to which any “parachute payments” that become payable to Dr. Ho will either be paid in full or reduced so that such payments are not subject to the excise tax under Section 4999 of the Code, whichever results in the better after-tax treatment to Dr. Ho.

Dr. Ho was also required to execute the Company’s confidential information and invention assignment agreement as a condition to his employment under the offer letter.

UK Contract of Employment. On January 20, 2021, Globalization Partners Limited (GPL) entered into a contract of employment with Dr. Ho, pursuant to which Dr. Ho will serve as Senior Vice President of Corporate Development and Chief Business Officer of Connect Biopharm LLC while based in the UK. Pursuant to the contract of employment, Dr. Ho is entitled to an annual base salary of £257,000 GBP, and is eligible to earn an annual bonus with a target amount equal to 40% of his annual base salary. Unless he opts out, Dr. Ho will be contractually enrolled in GPL’s workplace pension scheme, under which GPL will make a pension contribution equal to four percent of his base salary and Dr. Ho must make a contribution equal to five percent of his base salary during each year of employment. Under the contract of employment, Dr. Ho’s employment may be terminated by him or by GPL with one week’s notice in writing (or, for GPL, payment in lieu of notice). Under the contract, Dr. Ho is subject to a three-month post-termination non-competition covenant applying to Connect Biopharm LLC, a twelve-month service provider non-solicitation covenant applying to both GPL and Connect Biopharm LLC, and a twelve-month customer non-solicitation covenant applying to Connect Biopharm LLC, in addition to an indefinite confidentiality provision and intellectual property rights and inventions provisions.

Offer Letters with Steven Chan and Chin Lee

Connect Biopharm LLC entered into an offer letter with each of Steven Chan and Chin Lee, dated October 11, 2021 and October 28, 2021, respectively, setting forth the terms of employment as the Chief Financial Officer and Chief Medical Officer, respectively, of Connect Biopharm LLC and its affiliates. Pursuant to the offer letters, of Mr. Chan and Dr. Lee is entitled to receive (i) an annual base salary ($410,000 for Mr. Chan and $440,000 for Dr. Lee), (ii) an annual discretionary bonus with a target amount equal to 40% of his annual base salary, (iii) an option to purchase 310,000 ordinary shares of Connect Biopharma Holdings Limited, (v) for Mr. Chan, a

one-time sign-on bonus of $75,000 (subject to full or partial repayment in the event of his voluntary termination of employment within two years of his start date), and (vi) for Mr. Chan, reimbursement of moving expenses up to $50,000.

Pursuant to an addendum to each offer letter, if we terminate Mr. Chan or Dr. Lee’s employment without cause or the executive terminates his employment as a result of a constructive termination (each as defined in the applicable offer letter), he is entitled to the following payments and benefits, subject to his timely execution and non-revocation of a general release of claims in favor of the company and continued compliance with the CIIA (as defined below): (1) a payment equal to (A) nine months of his then-current base salary plus (B) 75% of his target annual bonus for the applicable year, payable in a lump sum payment five days following the effectiveness of the release; and (2) payment of the COBRA premiums for him and his eligible dependents for up to nine months following his termination date. In the event that such termination occurs during the period beginning two months prior to and ending 12 months following a change in control of our company (as defined in the applicable offer letter), in addition to the severance benefits provided above, all of the executive’s outstanding equity awards will vest on an accelerated basis as of the later of the date of termination or the date of the change in control (provided that if any equity award is subject to more favorable vesting conditions, such more favorable provisions shall apply).

Mr. Chan and Dr. Lee entered into our standard employee confidential information and inventions assignment agreement, or CIIA, in connection with the commencement of his employment with us.

Limitations on Liability and Indemnification Matters

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against specific liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

2021 Stock Incentive Plan

Our board of directors and our shareholders have approved our 2021 Stock Incentive Plan, or the 2021 Plan, to provide additional incentives to our employees, directors and consultants and to promote our business.

The following paragraphs describe the principal terms of the 2021 Plan.

Shares Available for Issuance. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is (1) 6,000,000 ordinary shares, plus (2) any ordinary shares that are, as of the effective date of the 2021 Plan, (i) available for issuance under the 2019 Plan or (ii) subject to outstanding awards under the 2019 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of ordinary shares initially available for issuance will be increased on the first day of each of our fiscal years during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2022, by an amount equal to the least of (i) 5% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; or (ii) such lesser number of shares as may be determined by our board of directors. In no event will more than 60,000,000 shares be issuable upon the exercise of incentive share options (within the meaning of Section 422 of the U.S. Internal Revenue Code) under the 2021 Plan.

As of the effective date of the 2021 Plan, no further grants will be made under the 2019 Plan. However, the 2019 Plan will continue to govern the terms and conditions of the outstanding awards granted under it.

Types of Awards. The 2021 Plan will permit the awards of options, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights or other stock- or cash-based awards that the plan administrator determines to award under the 2021 Plan.

Plan Administration. Our board of directors or a committee designated by the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will have the authority to (i) determine whether and the total number of awards to be granted in any fiscal year; (ii) determine the fair market value and exercise price set forth in the notice of stock option award and the award agreements; (iii) approve forms of award agreements for use under the 2021 Plan and amend terms of the award agreements, (iv) amend the terms of any outstanding awards granted under the 2021 Plan, provided that any amendment that would adversely affect a grantee’s rights under an outstanding award in material aspects will not be made without the grantee’s written consent, (v) construe and interpret the terms of the 2021 Plan and awards, including any notice of award or award agreement and (vi) exercise such other powers provided by the 2021 Plan, any award agreement or notice of award. In addition, our board of directors may authorize one or more officers of directors to grant awards under the 2021 Plan, and delegate authority under the 2021 Plan to such officers. We expect that our compensation committee will administer the 2021 Plan generally, other than awards to non-employee directors, which shall continue to be administered by our board of directors.

Award Agreement. Awards granted under the 2021 Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, directors and consultants of our company and its related entities. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator will determine the vesting schedule, which will be specified in the relevant award agreement.

Exercise of Awards. The plan administrator will determine the exercise price or purchase price, as applicable, for each award, which will be stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years from the date of our board of directors’ initial adoption of the 2021 Plan. Our board of directors or the compensation committee has the authority to amend or terminate the plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

2019 Stock Incentive Plan

Our shareholders and our board of directors adopted our 2019 Stock Incentive Plan, or the 2019 Plan, in November 2019 to provide additional incentives to our employees, directors and consultants and to promote our business. As of the date of this annual report, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2019 Plan is 2,570,864 ordinary shares.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of Awards. The 2019 Plan permits the awards of options, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights or any other type of awards that the plan administrator determines to award under the 2019 Plan.

Plan Administration. Our board of directors or a committee designated by the board of directors, constituted of one or more members of the board of directors, administers the 2019 Plan. The committee or the full board of directors, as applicable, has the authority to (i) determine whether and the total number of awards to be granted in any fiscal year; (ii) determine the fair market value and exercise price set forth in the notice of stock option award and the award agreements; (iii) approve forms of award agreements for use under the 2019 Plan and amend terms of the award agreements, (iv) amend the terms of any outstanding awards granted under the 2019 Plan, provided that any amendment that would adversely affect a grantee’s rights under an outstanding award in material aspects will not be made without the grantee’s written consent, (v) construe and interpret the terms of the 2019 Plan and awards, including any notice of award or award agreement and (vi) exercise such other powers provided by the 2019 Plan, any award agreement or notice of award. In addition, our board of directors may authorize one or more officers of directors to grant awards under the 2019 Plan, and delegate authority under the 2019 Plan to such officers.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, directors and consultants of our company and its related entities. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise price or purchase price, as applicable, for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of ten years from the date of our board of directors’ initial adoption of the 2019 Plan. Our board of directors has the authority to amend or terminate the plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

ESOP Entity. Due to regulatory and practical administration issues relating to equity awards in the PRC, we formed Connect Union as a means of facilitating the issuance and delivery of ordinary shares under the 2019 Plan to our employees in the PRC. In connection therewith, we issued 2,570,864 ordinary shares to Connect Union, to hold for the 2019 Plan. Connect Union held the ordinary shares issued by us as a nominee structure, and the ordinary shares of our company to be obtained by employees, directors and consultants upon exercise of the options will come from the ordinary shares of our company held by Connect Union. In September 2021, Connect Union surrendered 2,570,864 ordinary shares to us and ceased holding ordinary shares issued by us under the nominee structure.

2021 Employee Share Purchase Plan

Effective the day prior to the first public trading date of our ordinary shares, we adopted and our shareholders approved the 2021 Employee Share Purchase Plan, or the 2021 ESPP, the material terms of which are summarized below.

The 2021 ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the 2021 ESPP to U.S. and to non-U.S. employees. Specifically, the 2021 ESPP authorizes (1) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, we expect that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.

Shares Available for Awards; Administration. A total of 600,000 ordinary shares are initially reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than 12,000,000 ordinary shares may be issued under the Section 423 Component. Our board of directors or a committee of our board of directors administers and have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. The compensation committee is the initial administrator of the 2021 ESPP.

Eligibility. All of our employees will be eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase shares under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares.

Grant of Rights. Shares will be offered under the 2021 ESPP during offering periods. The length of the offering periods under the 2021 ESPP will be determined by the plan administrator and may be up to twenty-seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in the offering period. Offering periods under the 2021 ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the 2021 ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the 2021 ESPP in a form acceptable to the 2021 ESPP administrator in lieu of or in addition to payroll deductions.

The 2021 ESPP permits participants to purchase ordinary shares through payroll deductions of up to a specified percentage of their eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period. In addition, no employee will be permitted to accrue the right to purchase shares under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our ordinary shares as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase our ordinary shares. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be 85% of the lower of the fair market value of our ordinary shares on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the 2021 ESPP at any time during a specified period prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase ordinary shares. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the 2021 ESPP other than by will or the laws of descent and distribution, and options under the 2021 ESPP are generally exercisable only by the participant.

Certain Transactions. In the event of specific non-reciprocal transactions or events affecting our ordinary shares, the plan administrator will make equitable adjustments to the 2021 ESPP and outstanding rights. In the event of specific unusual or non-recurring events or transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase shares on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights.

Plan Amendment. The plan administrator may amend, suspend or terminate the 2021 ESPP at any time. However, shareholder approval will be obtained for any amendment that increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the 2021 ESPP or changes the corporations or classes of corporations whose employees are eligible to participate in the 2021 ESPP.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available under the “Corporate Governance” section of our website at www.connectbiopharm.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this annual report.

C. Board Practices.

Board Composition

Under our amended and restated memorandum and articles of association, or articles of association, our board of directors must be composed of at least three members, the exact number of members to be determined from time to time by our board of directors. Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, which requires approval by a simple majority of the votes which are cast at a general meeting by those of our shareholders who, being entitled to do so, attend and vote at such meeting or by the unanimous written consent of our shareholders entitled to vote at such meeting. Our amended and restated memorandum and articles also provide that our directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the votes of the shareholders present, represented by a proxy or voting by mail at the relevant ordinary shareholders’ meeting, and that any vacancy on our board resulting from the death or resignation of a director may be filled by vote of a majority of our directors then in office. Directors chosen or appointed to fill a vacancy shall be elected by the board for the remaining duration of the current term of the replaced director (if any).

We currently have seven directors. The following table sets forth the names of our directors and the years of their initial appointment as directors.

Name	Current position	Year of appointment
Wubin Pan, Ph.D.	Chairman	2015 (1)
Kleanthis G. Xanthopoulos, Ph.D.	Lead Independent Director	2020
Derek DiRocco, Ph.D.	Director	2020
Kan Chen, Ph.D.	Director	2020
Jean Liu	Director	2021
Zheng Wei, Ph.D.	Director	2015 (1)
Karen J. Wilson	Director	2020

(1)
Served as a director of Connect SZ since 2012 and continued to serve as a director of our Company following the Reorganization in 2015. See Item 4. “Information on the Company.” for more information.

Wubin Pan, Ph.D., leads our board of directors as the Chairman. The Chairman is primarily responsible for ensuring that the board provides effective governance to the Company. In doing so, the Chairman presides over meetings of the board and of our shareholders. The Chairman takes a lead role in managing the board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the board and its committees. The Chairman oversees the management of the board’s administrative activities, such as meetings, schedules, agendas, communication and documentation.

Kleanthis G. Xanthopoulos, Ph.D., serves as our Lead Independent Director. The Lead Independent Director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures board effectiveness to maintain high-quality governance of our company and the effective functioning of the board.

Director Independence

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except with respect to our audit committee, for which the Nasdaq listing requirements permit specified phase-in schedules.

Our board of directors has determined that, applying the applicable rules and regulations of the SEC and the Nasdaq listing standards, all of our directors, except Dr. Pan and Zheng Wei, Ph.D., qualify as “independent directors.” In making such determination, our board considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating some risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

Corporate Governance Practices

As a Cayman Islands exempted company incorporated with limited liability, we are subject to various corporate governance requirements under Cayman Islands law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with some exceptions. Some corporate governance practices in Cayman Islands may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the Cayman Islands nor our amended and restated memorandum and articles require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under Cayman Islands law. However, we may choose to change such practices to follow home country practice in the future.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. As provided under our post-listing amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, a quorum required for and throughout a meeting of shareholders consists of one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

Additionally, Nasdaq rules require that the independent directors of listed companies hold regularly scheduled meetings at which only independent directors are present. We intend to follow our Cayman Islands home country practice, rather than complying with this Nasdaq rule.

Further, Nasdaq rules require that listed companies have a nominations committee comprised solely of independent directors. We intend to follow our Cayman Islands home country practice, as described under “—Board Composition,” rather than complying with this Nasdaq rule.

Committees of our Board of Directors

Our board of directors has the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees complies with the Cayman Islands Companies Act, the Exchange Act, Nasdaq, and SEC rules and regulations.

Audit Committee of the Board

The audit committee, which consists of Ms. Wilson, Ms. Liu, and Dr. Xanthopoulos, assists the board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Ms. Wilson serves as Chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Wilson is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities include:

•
recommending the appointment of the independent auditor to the general meeting of shareholders;
•
the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
•
reviewing and discussing with the executive officers, the board and the independent auditor our consolidated financial statements and our financial reporting process; and
•
approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee of the Board

The compensation committee, which consists of Dr. Xanthopoulos, Dr. DiRocco, and Ms. Wilson, assists the board in determining executive officer compensation. Dr. Xanthopoulos serves as Chairman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our compensation committee members meet this heightened standard.

The compensation committee’s responsibilities include:

•
identifying, reviewing and proposing policies relevant to executive officer compensation;
•
evaluating each executive officer’s performance in light of such policies and reporting to the board;
•
analyzing the possible outcomes of the variable compensation components and how they may affect the compensation of the executive officers;
•
recommending any equity long-term incentive component of each executive officer’s compensation in line with the compensation policy and reviewing our executive officer compensation and benefits policies generally; and
•
reviewing and assessing risks arising from our compensation policies and practices.

Nominating and Corporate Governance Committee of the Board

The nominating and corporate governance committee, which consists of Ms. Liu, Dr. Wei, and Dr. Chen, assists our board in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. Ms. Liu serves as Chairman of the nominating and corporate governance committee.

The nominating and corporate governance committee’s responsibilities include:

•
drawing up selection criteria and appointment procedures for board members;
•
reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board at least annually;

•
recommending nominees for election to our board and its corresponding committees;
•
assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board; and
•
developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In some limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•
declaring dividends and distributions;
•
appointing officers and determining the term of office of the officers;
•
exercising the borrowing powers of our company and mortgaging the property of our company; and
•
approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated. Our officers are elected by and serve at the discretion of our board of directors. We have entered into employment agreements with our executive officers.

D. Employees.

As of December 31, 2021, 2020, and 2019 we had 108, 53 and 26 full-time employees, respectively.

The following table shows the approximate number of employees we had at the end of the last two years by the principal business function they performed:

	As of December 31,
	2021	2020
Research and development	69	38
General and administrative	39	15
Total	108	53

The following table sets forth the number of employees we had at the end of the last two years by geography:

	As of December 31,
	2021	2020
PRC and Hong Kong	82	49
United States	25	3
Other	1	1
Total	108	53

None of our employees work under a collective bargaining agreement. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership.

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Incentive Programs.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2022 by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and
•
each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2022 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is computed on the basis of 55,076,319 ordinary shares outstanding as of December 31, 2021 on an as-converted basis. Ordinary shares that a person has the right to acquire within 60 days of March 1, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Connect Biopharma Holdings Limited, Science and Technology Park, East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang, Jiangsu, The People’s Republic of China 215400.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Entities affiliated with RA Capital Management (1)	6,991,003	12.7%
BioFortune Inc. (2)	5,948,929	10.8%
Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) (3)	5,306,149	9.6%
Entities affiliated with Qiming Venture Partners (4)	4,840,898	8.8%
Advantech Capital II Connect Partnership L.P. (5)	4,762,185	8.6%
FMR LLC (6)	3,417,564	6.2%

Executive Officers and Directors:
Zheng Wei, Ph.D. (7)	6,070,761	11.0%
Wubin Pan, Ph.D. (1) (8)	6,135,908	11.1%
Selwyn Ho, MB BS (9)	143,674	*
Steven Chan	—	*
Chin Lee, MD, MPH	—	*
Derek DiRocco, Ph.D.	—	*
Kan Chen, Ph.D.	—	*
Jean Liu	—	*
Karen J. Wilson (10)	52,105	*
Kleanthis G. Xanthopoulos, Ph.D. (11)	42,105	*
All directors and executive officers as a group (ten (10) persons)	12,444,553	22.6%

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)
Consists of (i) 5,988,348 ordinary shares held by RA Capital Healthcare Fund, L.P., or RA Capital, and (ii) 1,002,655 ordinary shares held by RA Capital Nexus Fund, L.P., or Nexus Fund. RA Capital Management, L.P. is the investment manager for RA Capital and Nexus Fund. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are managing members. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the shares held by RA Capital and Nexus Fund. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of the RA Capital entities is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.
(2)
Includes 5,948,929 ordinary shares held by BioFortune Inc., a company limited by shares organized under the laws of the British Virgin Islands. Wubin Pan, Ph.D., our President and Chairman of our board of directors, is the sole shareholder of BioFortune Inc. and may be deemed to have voting and investment power over such shares. Dr. Pan disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of BioFortune Inc. is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)
Consists of 5,306,149 ordinary shares held by Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership formed under the laws of the PRC. Suzhou Xiangtang Venture Investment Limited, a limited liability company organized under the laws of the PRC and the ultimate shareholders of which are Mr. Gu Zhenqi and Mr. Gu Jianping, is the general partner of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership). The registered address of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) is 1/F, Block 1, No. 251, Yao Hua Road, Pilot Free Trade Zone, Shanghai, PRC.
(4)
Consists of 4,762,185 ordinary shares held by Advantech Capital II Connect Partnership L.P., a Cayman Islands exempted limited partnership, or Advantech. Advantech Capital II Investment Partners Limited, an exempted company organized under the laws of the Cayman Islands, is the general partner of Advantech and may be deemed to beneficially own specific shares held by Advantech. Advantech Capital II Investment Partners Limited is beneficially owned and controlled by Advantech Capital Partners II Limited, which in turn is ultimately controlled by Hebert Pang Kee Chan. Mr. Chan disclaims beneficial ownership of the shares held by Advantech, except to the extent of any pecuniary interest therein. The registered address of Advantech is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(5)
Represents (i) 96,285 ordinary shares held by Qiming Managing Directors Fund V, L.P., a Cayman Islands exempted limited partnership, (ii) 3,102,470 ordinary shares held by Qiming Venture Partners V, L.P., a Cayman Islands exempted limited partnership, (iii) 14,993 ordinary shares held by Qiming VII Strategic Investors Fund, L.P., a Cayman Islands exempted limited partnership, and (iv) 1,627,150 ordinary shares held by Qiming Venture Partners VII, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands exempted company. Qiming Corporate GP V, Ltd. is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Managing Directors Fund V, L.P. and Qiming Venture Partners V, L.P. in our company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung. The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung. Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of each of Qiming Managing Directors Fund V, L.P., Qiming Venture Partners V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(6)
Consists of 3,417,564 ordinary shares held by FMR LLC. Abigail P. Johnson is Director, Chairman and Chief Executive Officer of FMR LLC. Members of the Johnson family, including Ms. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The address of FMR LLC and Ms. Johnson is 245 Summer Street, Boston, Massachusetts 02210.
(7)
Includes 142,597 ordinary shares underlying options held by Dr. Wei that are exercisable as of March 1, 2022 or that will become exercisable within 60 days after such date.
(8)
Includes (i) 142,597 Ordinary Shares underlying stock options held of record by Dr. Pan that are exercisable as of March 1, 2022; (ii) 39,382 Ordinary Shares held of record by Dr. Pan’s spouse; and (iii) 5,000 Ordinary Shares held of record by Dr. Pan’s sister.
(9)
Includes 143,674 ordinary shares underlying options held by Dr. Ho that are exercisable within 60 days after March 1, 2022.
(10)
Includes 42,105 ordinary shares underlying options held by Ms. Wilson that are exercisable within 60 days after March 1, 2022.
(11)
Represents 42,105 ordinary shares underlying options held by Dr. Xanthopoulos that are exercisable within 60 days after March 1, 2022.

Some of our directors are associated with our principal shareholders as indicated in the table below:

Director	Principal shareholder
Derek DiRocco, Ph.D.	Entities affiliated with RA Capital Management
Kan Chen, Ph.D.	Entities affiliated with Qiming Venture Partners

B. Related Party Transactions.

The following is a description of material related party transactions we have entered into since January 1, 2018 with any members of our board of directors or executive officers and the holders of more than 5% of our ordinary shares.

Preferred Share Private Placements

The following is a summary of our securities issuances in the past three years. The history of securities issuances set forth below does not give effect to the 1-for-1.74 share consolidation of our ordinary shares effected prior to our IPO.

Ordinary Shares

On November 20, 2015, we issued (i) one ordinary share to N.D. Nominees Ltd., which was immediately transferred to BioFortune Inc. (ii) 4,999 ordinary shares to BioFortune Inc., and (iii) 5,000 ordinary shares to Zheng Wei, Ph.D. On October 30, 2018, each of BioFortune Inc. and Zheng Wei, Ph.D. surrendered 4,000 Ordinary Shares.

On October 30, 2018, in connection with the Restructuring, we issued 92,327 ordinary shares to Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership), which was later sub-divided into 9,232,700 ordinary shares on December 20, 2018.

On April 14, 2020, we issued 245,798 ordinary shares to each of BioFortune Inc. and Zheng Wei, Ph.D.

From December 2018 through December 2020, we issued 4,473,305 ordinary shares to Connect Union as nominee for purposes of the implementation of awards issue or to be issued to employees, directors and consultants of our company pursuant to the 2019 Plan. In September 2021, Connect Union surrendered all such ordinary shares to us and ceased to hold ordinary shares issued by us as a nominee structure.

Upon the closing of our IPO, we issued (i) 12,937,500 ordinary shares represented by the ADSs purchased in the offering, (ii) 121,080 ordinary shares to our founders immediately after the closing of the offering as a result of the achievement of the Financing Condition, and (iii) 46,232 ordinary shares to the holders of Series C Preferred Shares pursuant to the anti-dilution provisions contained in the Shareholders Agreement.

Preferred Shares

Series Pre-A Preferred Shares Financing. In connection with the Restructuring, on October 30, 2018, we issued and sold to existing shareholders of Connect SZ an aggregate of 31,090 Series Pre-A Preferred Shares (which were split into 3,109,000 Series Pre-A Preferred Shares in December 2018) as consideration and in exchange for the same equity interests they held in Connect SZ. The equity interest held in Connect SZ was originally purchased for aggregate consideration of USD5 million.

Series A Preferred Shares Financing. In connection with the Restructuring, on October 30, 2018, we issued and sold to existing shareholders of Connect SZ an aggregate of 84,712 Series A Preferred Shares (which were split into 8,471,200 Series A Preferred Shares in December 2018) as consideration and in exchange for the same equity interests they held in Connect SZ. The equity interest held in Connect SZ was originally purchased for aggregate consideration of USD20 million.

Series B Preferred Shares Financing. On December 20, 2018, we issued and sold to investors in private placements an aggregate of 10,127,579 Series B Preferred Shares at a subscription price of $5.4307 per share, for aggregate consideration of $55 million.

Series C Preferred Shares Financing. On August 21, 2020, we issued and sold to investors in private placements an aggregate of 16,605,196 Series C Preferred Shares at a subscription price of $6.3233 per share, for aggregate consideration of $105 million. On December 1, 2020, we issued and sold to investors in private placements an aggregate of 4,744,341 Series C Preferred Shares at a subscription price of $6.3233 per share, for aggregate consideration of $30 million.

The following table sets forth the aggregate number of our ordinary shares and Preferred Shares acquired by holders of more than 5% of our ordinary shares in the financing transactions described above. Each Preferred Share identified in the following table converted into one ordinary share upon the completion of our IPO.

Participants	Ordinary shares	Series A Preferred shares	Series B Preferred shares	Series C Preferred shares
5% or Greater Shareholders (1)
Entities affiliated with Qiming Venture
Partners (2)	—	4,235,600	1,012,758	3,162,895
Advantech Capital II Connect
Partnership L.P.	—	—	8,286,202	—
Entities affiliated with RA Capital
Management (3)	—	—	—	6,325,789
Shanghai Minhui Enterprise
Management Consulting
Partnership (Limited Partnership)	9,232,700	—	—	—

(1)
Additional details regarding these shareholders and their equity holdings are provided in this annual report under the caption “Principal Shareholders.”

(2)
Represents shares acquired by Qiming Managing Directors Fund V, L.P., Qiming Venture Partners V, L.P., Qiming VII Strategic Investors Fund, L.P. and Qiming Venture Partners VII, L.P.
(3)
Represents shares acquired by RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Blackwell Partners LLC—Series A.

Shareholders Agreement

We entered into a Second Amended and Restated Shareholders Agreement, or Shareholders Agreement, on December 1, 2020, by and among us and some of our shareholders, including each of the holders of more than 5% of our ordinary shares identified above. The Shareholders Agreement, as amended, imposes some affirmative obligations on us and also grants specific rights to holders, including registration rights with respect to the securities held by them, preemptive rights, co-sale and drag-along rights and some information and inspection rights. Pursuant to the Shareholders Agreement, we issued 121,080 ordinary shares to our founders immediately after the closing of our IPO as a result of the achievement of the Financing Condition. As a result of the issuance of ordinary shares to our founders, we have also issued an additional 46,232 ordinary shares to the holders of Series C Preferred Shares pursuant to the anti-dilution provisions contained in the Shareholders Agreement.

Except for Ms. Liu, each of our current directors was designated to serve on our board of directors under the Shareholders Agreement. Dr. Wei, Dr. Pan, Ms. Wilson and Dr. Xanthopoulos were designated by our founders to serve on our board of directors as their representatives. Dr. DiRocco, designated by RA Capital Management, was selected to serve on our board of directors as a representative of our Series C Preferred Shares. Dr. Chen, designated by Qiming, was selected to serve on our board of directors as a representative of our Series A Preferred Shares.

The rights of our shareholders under the Shareholders Agreement, except the registration rights discussed below terminated immediately prior to the completion of our IPO, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our ordinary shares. The composition of our board of directors is described in more detail under “Management—Board Composition.”

Arrangements with Our Executive Officers and Directors

Agreements with Our Executive Officers and Directors

We have entered into employment agreements with each of our executive officers.

In March 2021, we repurchased 20,765 ordinary shares from Zheng Wei, Ph.D., for consideration of RMB 2.5 million (USD 0.4 million) for the payment of employee withholding taxes related to share-based awards. Following the repurchase, such shares were cancelled.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. See “Management—Limitations on Liability and Indemnification Matters.”

Consulting Arrangement with Artemis Catalyst

We have previously entered into a consulting agreement with Artemis Catalyst Ltd., a management consulting firm which is wholly owned by Selwyn Ho, MB BS, our Chief Business Officer. The consulting agreement was terminated in January 2021 upon the commencement of full time employment by Dr. Ho with us on such date. For the year ended December 31, 2021, the total amount payable under the consulting agreement was USD 0.3 million.

Contract Research Organization Services

In the ordinary course of business, we have entered into transactions with the below entities, which are affiliated with Ye Linlu, who was a director of our company until November 2020, and Ye Xiaoping, who was a member of the board of directors of Connect SZ until February 2021.

	Year Ended December 31,
	2021	2020
	RMB’000	RMB’000
Purchase of CRO Services
Hangzhou Simo Company Limited	—	5,948
Frontage Laboratories (Suzhou) Company Limited	—	2,157
Shanghai Tigermed Consulting Company Limited	—	34
Hangzhou Tigermed Consulting Company Limited	—	1,069
Beijing Medical Development (Suzhou) Company Limited	—	301
Total	—	9,509

2019 Stock Incentive Plan

See “Management—2019 Stock Incentive Plan.”

Related Person Transaction Policy

Our board of directors has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction or proposed transactions between us and a related person that are material to us or the related person, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

Please see Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Litigation

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these existing claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

Since our incorporation, we have never paid or declared any dividend on our ordinary shares, and we do not anticipate paying dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. As a result, investors in our ordinary shares or ADSs will benefit in the foreseeable future only if such ordinary shares or ADSs appreciate in value.

Any dividend on our ordinary shares will be paid to the depositary bank, as the registered holder of those ordinary shares, and the depositary bank will then pay such amounts to the holders of ADSs, subject to the terms of the deposit agreement. Holders of our ADSs will receive any dividend to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement.

Any future determination to pay a dividend will be made at the discretion of our board of directors, and subject to Cayman Islands Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated capital requirements, business prospects, contractual restrictions and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments and our memorandum and articles of association, as amended from time to time. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

In the year ended December 31, 2021, we did not declare or pay any dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Market on March 19, 2021. Prior to this, no public market existed for our ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on Nasdaq under the symbol “CNTB.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issuer

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association.

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below and the common law of the Cayman Islands.

Our shareholders adopted our amended and restated memorandum and articles of association, which became effective and replaced our fourth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of our IPO. The following are summaries of some material provisions of our amended and restated memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Each ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended and restated memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or our share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of our company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or by any one or more shareholders who together hold not less than 10% of the votes attaching to the total number of ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares which are cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares which are cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Our company may, among other things, divide or combine our ordinary shares, by an ordinary resolution of our shareholders.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a majority of our directors (acting by a resolution of the board). Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•
the instrument of transfer is in respect of only one class of ordinary shares;
•
the instrument of transfer is properly stamped, if required;
•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•
a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•
the designation of the series;
•
the number of shares of the series;
•
the dividend rights, dividend rates, conversion rights, voting rights; and
•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the amended and restated memorandum and articles of association, special resolutions which have been passed by our shareholders, our register of mortgages and charges and a list of our current directors). However, we will provide our shareholders with annual audited consolidated financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
•
limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•
does not have to file an annual return of its shareholders with the Registrar of Companies;
•
the statutory provisions as to the required majority vote have been met;
•
is not required to open its register of members for inspection;

•
does not have to hold an annual general meeting;
•
may issue shares with no par value;
•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•
may register as a limited duration company; and
•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Our fiscal year is the calendar year ending December 31.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in some limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•
the statutory provisions as to the required majority vote have been met;
•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•
those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and specific executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use their corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits them to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in various business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts.

Except as otherwise disclosed in this Annual Report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls.

According to the PRC Regulation for the Foreign Exchange promulgated by the State Council in January 1996, which was amended in January 1997 and August 2008, and the Regulation on the Administration of the Foreign Exchange Settlement, Sales and Payment promulgated by the People’s Bank of China in June 1996, foreign exchanges required for distribution of profits and payment of dividends may be purchased from designated foreign exchange banks in the PRC upon presentation of a board resolution authorizing distribution of profits or payment of dividends.

According to the Circular of the State Administration of Foreign Exchange, or the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of non-PRC investors in the PRC is no longer subject to approval by SAFE; (4) the procedures for capital verification and confirmation that non-PRC-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises promulgated by the SAFE in Mach 2015 and amended in December 2019, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects promulgated by the SAFE in June 2016, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the non-PRC invested enterprises and follow the principles of authenticity.

During the years presented in our consolidated balance sheets, we have not transferred cash out from our PRC entities so therefore experienced no foreign exchange control related issues.

Dividend Distribution

The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. Restrictions on our PRC subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; (ii) each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC subsidiaries are required to complete procedural requirements related to foreign exchange control in order to make dividend payments in non-PRC currency; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on our ability to distribute profits to our investors.

Since our inception, we have not distributed any dividends from our PRC entities.

Foreign Exchange Registration of Offshore Investment by PRC Residents

The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or the SPV, directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Since our inception, none of our PRC entities have direct or indirect offshore investments in any SPVs.

Capital expenses

Approval from or registration with appropriate PRC governmental authorities is required where Renminbi is to be converted into non-PRC currency and remitted out of the PRC to pay capital expenses, such as the repayment of loans denominated in non-PRC currencies. As a result, our PRC subsidiaries are required to obtain approval from SAFE or complete a specific registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than Renminbi.

E. Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences relevant to the acquisition, ownership and disposition of our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretation, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Enterprise Income Tax and Withholding Tax

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with “de facto management body” within the PRC is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued Circular 82, which provides specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in the PRC. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or non-PRC, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all non-PRC enterprises. According to Circular 82, a non-PRC incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.

We believe that we should not be considered as a PRC resident enterprise for PRC tax purposes as (i) we are incorporated outside of the PRC and not controlled by a PRC enterprise or PRC enterprise group; and (ii) we do not meet all of the conditions above. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that PRC tax authorities will ultimately not take a different view.

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax; and any dividends payable to non-resident enterprise holders of our ordinary shares or ADSs may be treated as income derived from sources within the PRC and therefore, subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise shareholders (including our ADS holders) upon the disposition of our ordinary shares or ADSs may be treated as income derived from sources within PRC and therefore, subject to 10% income tax (or 20% in the case of non-resident individual shareholders or ADS holders) unless an applicable income tax treaty provides otherwise. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in the PRC—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

Provided that we are not deemed to be a PRC resident enterprise, holders of our ordinary shares or ADSs who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under the Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at the risk of being required to file a return and being taxed under Bulletin 7, and we may be required to expend valuable resources to comply with Bulletin 7, or to establish that we should not be taxed under these regulations.

Value Added Tax

According to the Provisional Regulations of the PRC on Value-Added Tax, effective in January 1994 and further amended in November 2008, February 2016, and November 2017, and its implementation rules effected in January 1994 and amended in December 2008 and October 2011, except stipulated otherwise, taxpayers who sell goods, labor services or tangible personal property leasing services or import goods shall be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property, transfer the land use right shall be subject to an 11% tax rate, and taxpayers who sell services or intangible assets shall be subject to a 6% tax rate.

According to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates adopted in April 2018, as of May 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% rates are adjusted to 16% and 10%.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, effective in April 2019, the 16% VAT tax rate, which applies to the sales or imported goods of a VAT general taxpayer, will be lowered to 13%; and the 10% VAT tax rate will be lowered to 9%.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, software services, the above-mentioned cross-border taxable activities are exempt from VAT.

Tax on Indirect transfer

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income is mainly derived from the PRC; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. The SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

United States Federal Income Taxation Considerations

The following discussion describes some material United States federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss some United States federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•
banks;
•
some financial institutions;
•
insurance companies;
•
regulated investment companies;
•
real estate investment trusts;
•
broker dealers;
•
United States expatriates;
•
traders that elect to use the mark-to-market method of tax accounting;
•
tax-exempt entities;
•
persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•
persons that actually or constructively own 10% or more of our stock, by total combined voting power or by value;
•
persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•
persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

A “U.S. Holder,” for purposes of this discussion, means a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes,

•
an individual who is a citizen or resident of the United States;
•
a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•
an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status and the activities of the partnership. A U.S. Holder that is a partner in a partnership holding ADSs or ordinary shares is urged to consult its tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Based on such assumptions, if you hold ADSs, you should generally be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the underlying ordinary shares may be taking actions that are inconsistent with the beneficial ownership of the underlying ordinary shares. Accordingly, the creditability of foreign tax credits by U.S. Holders of ADSs or the availability of the reduced tax rate for dividends received by some non-corporate U.S. Holders could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (without reduction for any amounts withheld) generally will be includible in your gross income as foreign source dividend income on the date of receipt by the depository, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other United States corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to some non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Ordinary shares or ADSs will generally be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our ADSs are currently. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation—PRC”) paid (or deemed paid) by a U.S. Holder at the rate applicable to such U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of ADSs or ordinary shares, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized for the ADS or ordinary share and such U.S. Holder’s tax basis in such ADSs and ordinary shares. Any such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs or ordinary shares at the time of the disposition exceeds one year. Long-term capital gain of individual U.S. Holders generally will be subject to United States federal income tax at reduced tax rates. The deductibility of capital losses is subject to limitations.

Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. U.S. Treasury regulations, however, may impose additional restrictions on the creditability of any PRC taxes on disposition gains. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying some look-through rules, either:

•
at least 75% of its gross income for such taxable year is passive income (the income test), or
•
at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ordinary shares or ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares or ADSs. If such election is timely made, you will be deemed to have sold the ADSs and ordinary shares you hold at their fair market value on the last day of the last taxable year in which we were as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. In addition, a new holding period would be deemed to begin for the ordinary shares and ADSs for purposes of the PFIC rules. After the deemed sale election, your ordinary shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the preceding paragraph and a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•
the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•
the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•
the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us (as described above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are treated as PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs and ordinary shares you own bears to the value of all of the ADSs and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisor regarding the applicability of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions that we make would generally be subject to the tax rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except that the lower rate applicable to qualified dividend income (discussed above) would not apply.

The mark-to-market election is available only for “marketable stock,” which is other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. Nasdaq is a qualified exchange. Our ADSs are currently listed on Nasdaq and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election may be available to you if we become a PFIC. Because a mark-to-market election may not be made for equity interests in any lower-tier PFICs we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”) to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agree to furnish you annually with some tax information. If we determine we are a PFIC for any taxable year, we intend to provide the information necessary for you to make a QEF Election with respect to us and intend to cause each lower-tier PFIC which we control to provide such information with respect to such lower-tier PFIC.

A U.S. Holder of a PFIC is generally required to file an annual report with the U.S. Internal Revenue Service. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Additional Reporting Requirements

Some U.S. Holders who are individuals (and some entities) are required to report information relating to an interest in our ADSs or ordinary shares, subject to some exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by some financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or ordinary shares.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F containing financial statements audited by an independent registered public accounting firm no later than 120 days after the close of each fiscal year, which is December 31 of each year. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as some other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.connectbiopharm.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Annual Report.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Interest rate risk

Our interest rate risk primarily arises from short-term investments in wealth management products measured at fair value through profit or loss and cash and cash equivalents. Those carried at variable rates expose us to cash flow interest rate risk whereas those at fixed rates expose us to fair value interest rate risk. We believe we did not have significant interest rate risk during the periods presented.

Exchange risk

As discussed above, we operate internationally and can be exposed to foreign exchange risk, primarily the USD. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant group entity. See detail to our potential exposure to foreign currency risk at the end of the reporting periods in the consolidated financial statements and the related footnote disclosure.

Most foreign exchange transactions were denominated in USD for the subsidiaries that have functional currency in RMB. For the years ended December 31, 2021 and 2020, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been RMB 1.6 million ($0.3 million) lower/higher and RMB 3.3 million ($0.5 million) lower/higher, respectively. We plan to monitor the exchange rate movement between USD and RMB to minimize potential risks.

Credit risk

Credit risk primarily arises from cash and cash equivalents, financial assets at fair value through profit or loss, and other receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

The credit risk of cash and cash equivalents and financial assets at fair value through profit or loss is limited because the counterparties are mainly state-owned or reputable commercial institutions located in the PRC and other reputable financial institutions located in Australia and the United States.

For other receivables, management makes periodic as well as individual assessments on the recoverability based on historical settlement records and past experience and adjusts for forward looking information based on macroeconomic factors affecting the ability of the debtors to settle the receivables.

We apply the expected credit loss model to financial assets measured at amortized cost. Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. To assess whether there is a significant increase in credit risk, we compare the risk of default occurring on the asset as of the reporting date with the risk of default as of the date of initial recognition by considering available, reasonable and supportive forwarding-looking information.

In view of the history of cooperation with debtors, the sound collection history of other receivables as well as forward-looking factors, we believe that the credit risk inherent in these outstanding receivables is not significant.

Liquidity risk

We aim to maintain sufficient cash, cash equivalents and short-term investments in wealth management products to meet obligations coming due as well as future operating and capital requirements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of one ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We do not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

Fees and Expenses

As an ADS holder, an investor will be required to pay the following service fees to the depositary bank and specific taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

	Service	Fees
•

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
•	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
•	Distribution of cash dividends	Up to US$0.05 per ADS held
•	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
•	Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
•	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On March 18, 2021, the SEC declared effective our registration statement on Form F-1 (File No. 333-253631), as amended, filed in connection with our IPO (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 12,937,500 of our ADSs, including up to 1,687,500 ADSs pursuant to the underwriters’ option to purchase additional ADSs. Jefferies LLC, SVB Leerink LLC, Piper Sandler & Co. and China International Capital Corporation Hong Kong Securities Limited acted as representatives of the underwriters for the offering.

On March 23, 2021, we issued and sold 12,937,500 of our ADSs, at a price to the public of $17.00 per share. The aggregate offering price of the shares sold was approximately $219.9 million. Upon completion of the IPO on March 23, 2021, we received net proceeds of $202.8 million, after deducting underwriting discounts, commissions and offering expenses of $17.1 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

The offering terminated after the sale of all securities registered pursuant to the Registration Statement. As of December 31, 2021, none of our IPO proceeds have been used.

Below is a summary of the currently expected use of the net proceeds from our IPO:

•
approximately $120 million to fund the clinical development of our product candidates;
•
approximately $20 million to fund the research and preclinical development program; and
•
the remainder to fund other current and future research and development activities and for working capital and other general corporate purposes, which may include capital projects.

ITEM 15. CONTROLS AND PROCEDURES.

(a) Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to two material weaknesses in our internal control over financial reporting.

(b) Management’s Report on Internal Control over Financial Reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Material Weaknesses in Internal Control over Financial Reporting

In connection with the preparation and audit of our consolidated financial statements, as of and for the years ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over the financial statement closing process. The material weaknesses that have been identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and the reporting and compliance requirements of the SEC to address complex IFRS technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and (ii) our lack of formal and effective financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals.

Remediation Plan for Material Weaknesses

We are working to remediate these material weaknesses and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. Specifically, we are working to:

•
implement the newly established period-end financial closing policies and procedures, including expense reconciliation between finance and operation departments;
•
execute the developed staffing plan for hiring additional accounting and finance personnel in 2022;
•
hire additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements; and
•
conduct regular and continuous IFRS accounting and financial reporting training programs for our financial reporting and accounting personnel.

(c) Report of Independent Registered Public Accounting Firm.

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.

(d) Changes in Internal Control over Financial Reporting.

This Annual Report does not include disclosure of changes in control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The audit committee, which consists of Ms. Wilson, Dr. Xanthopoulos and Dr. Chen, assists the board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Ms. Wilson serves as Chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Wilson is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted, a Code of Business Conduct and Ethics (the “Code of Conduct”) that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available under the “Corporate Governance” section of our website at www.connectbiopharm.com. Our board of directors is responsible for overseeing the Code of Conduct and is required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2021	2020
	USD’000	USD’000
Audit fees (1)	1,393	1,000
All other fees (2)	─	─
Total	1,393	1,000

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
(2)
“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors, other than the services reported under audit fees, audit-related fees and tax fees.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP. The pre-approval procedures are as follows:

•
Any audit or non-audit service to be provided to us by the independent accountant must be (i) pre-approved by the audit committee; or (ii) pre-approved by one or several committee members designated by the committee and ratified by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

As a Cayman Islands exempted company incorporated with limited liability, we are subject to various corporate governance requirements under Cayman Islands law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with some exceptions. Some corporate governance practices in Cayman Islands may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the Cayman Islands nor our amended and restated memorandum and articles require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently comply with the corporate governance listing standards of Nasdaq to the extent possible under Cayman Islands law. However, we may choose to change such practices to follow home country practice in the future.

Although we are a foreign private issuer, we are required to comply with Rule 10A-3 of the Exchange Act, relating to audit committee composition and responsibilities. Rule 10A-3 provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory.

In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s common voting stock. As provided under our post-listing amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, a quorum required for and throughout a meeting of shareholders consists of one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

Additionally, Nasdaq rules require that the independent directors of listed companies hold regularly scheduled meetings at which only independent directors are present. We intend to follow our Cayman Islands home country practice, rather than complying with this Nasdaq rule.

Further, Nasdaq rules require that listed companies have a nominations committee comprised solely of independent directors. We intend to follow our Cayman Islands home country practice, as described in the section titled Item 6. “Directors, Senior Management and Employees – Board Practices,” rather than complying with this Nasdaq rule.

Also, the Nasdaq rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We intend to follow our home country practice with respect to annual meetings of shareholders and did not hold an annual meeting of shareholders in the year ended December 31, 2021. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require approval of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Fifth Amended and Restated Memorandum and Articles of Association of Connect Biopharma Holdings Limited					*
2.1	Specimen Certificate for Ordinary Shares	F-1/A	333-253631	4.1	3/12/2021
2.2	Deposit Agreement, among Connect Biopharma Holdings Limited, the depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder	S-8	333-254524	4.3	3/19/2021
2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)	S-8	333-254524	4.3	3/19/2021
2.4	Second Amended and Restated Shareholders Agreement, dated as of December 1, 2020, between Connect Biopharma Holdings Limited, its subsidiaries and certain of its shareholders	F-1	333-253631	4.4	2/26/2021
2.5	Description of Securities					*
4.1†	Form of Indemnification Agreement	F-1/A	333-253631	10.2	3/17/2021
4.2†	Connect Biopharma Holdings Limited 2019 Stock Incentive Plan	F-1	333-253631	10.1	2/26/2021
4.3†	2021 Incentive Award Plan and form of share option grant notice and share option agreement thereunder	F-1/A	333-253631	10.3	3/12/2021
4.4†	2021 Employee Share Purchase Plan	F-1/A	333-253631	10.4	3/12/2021
4.5†	Non-Employee Director Compensation Program					*
4.6†	Employment Agreement, effective as of January 1, 2021, between Connect Biopharm LLC and Zheng Wei, Ph.D.	F-1	333-253631	10.11	2/26/2021	F-1
4.7†	Employment Agreement, effective as of January 1, 2021, between Connect Biopharma HongKong Limited and Wubin Pan, Ph.D.	F-1	333-253631	10.12	2/26/2021	F-1
4.8†	Employment Letter, dated January 19, 2021, between Connect Biopharm LLC and Selwyn Ho, MB BS, as amended	F-1	333-253631	10.14	2/26/2021	F-1
4.9†	Contract of Employment, dated January 20, 2021, between Globalization Partners Limited and Selwyn Ho, MB BS	F-1	333-253631	10.15	2/26/2021	F-1
4.10†	Employment Letter, dated October 13, 2021, between Connect Biopharm LLC and Steven Chan					*
4.11†	Employment Letter, dated November 2, 2021, between Connect Biopharm LLC and Chin Lee, M.D.					*
4.12	English translation of House Lease Contract, dated April 9, 2021, between Suzhou Connect Biopharma Co., Ltd. and Taicang Science and Technology Venture Park Co., Ltd.					*
4.13	Lease Contract, effective as of December 22, 2021, between Connect Biopharm LLC and Paseo Del Mar LLC					*
8.1	List of Subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan or arrangement.

Some agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by specific information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Connect Biopharma Holdings Limited

Date: March 31, 2022	/s/ Steven Chan
Steven Chan, Chief Financial Officer

CONNECT BIOPHARMA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Connect Biopharma Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Connect Biopharma Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and consolidated statements of loss, comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 31, 2022

We have served as the Company’s auditor since 2020.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Loss

		Year Ended December 31,
	Notes	2019	2020	2021	2021
		RMB’000	RMB’000	RMB’000	USD’000 Note 2.5
Research and development expenses	5	(106,414)	(150,932)	(518,021)	(81,249)
Administrative expenses	5	(9,713)	(47,720)	(122,445)	(19,205)
Other income	7	2,836	6,989	18,996	2,979
Other gains/(losses)—net	8	3,050	(6,100)	(9,966)	(1,563)
Operating loss		(110,241)	(197,763)	(631,436)	(99,038)
Finance income	9	1,066	717	622	98
Finance cost	9	(53)	(2,893)	(44)	(7)
Finance income/(cost)—net	9	1,013	(2,176)	578	91
Fair value loss of financial instruments with preferred rights	24	(59,397)	(579,286)	(674,269)	(105,756)
Loss before income tax		(168,625)	(779,225)	(1,305,127)	(204,703)
Income tax expense	10	—	—	(1,697)	(266)
Net loss		(168,625)	(779,225)	(1,306,824)	(204,969)
Loss attributable to:
Owners of the Company		(168,625)	(779,225)	(1,306,824)	(204,969)

		RMB	RMB	RMB	USD
Loss per share
Basic and diluted	11	(10.0)	(45.6)	(25.0)	(3.9)

The accompanying notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Comprehensive Loss

		Year Ended December 31,
	Notes	2019	2020	2021	2021
		RMB’000	RMB’000	RMB’000	USD’000 Note 2.5
Net loss		(168,625)	(779,225)	(1,306,824)	(204,969)
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(6,027)	34,655	20,426	3,204
Items that will not be reclassified to profit or loss
Exchange differences on translation of foreign operations		(466)	12,377	(57,464)	(9,013)
Other comprehensive (loss)/income for the year, net of tax		(6,493)	47,032	(37,038)	(5,809)
Total comprehensive loss for the year		(175,118)	(732,193)	(1,343,862)	(210,778)
Total comprehensive loss attributable to:
Owners of the Company		(175,118)	(732,193)	(1,343,862)	(210,778)

The accompanying notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Balance Sheets

		As of December 31,
	Notes	2020	2021	2021
		RMB’000	RMB’000	USD’000 Note 2.5
ASSETS
Non-current assets
Property, plant and equipment	12	6,939	59,337	9,307
Right-of-use assets	14	929	22,821	3,579
Other non-current assets	13	19,860	18,806	2,950
Intangible assets		342	560	88
Total non-current assets		28,070	101,524	15,924
Current assets
Other receivable and prepayments	16	33,655	47,255	7,412
Financial assets at fair value through profit or loss	17	13,068	—	—
Cash and cash equivalents	18	1,010,076	1,706,880	267,716
Total current assets		1,056,799	1,754,135	275,128
Total assets		1,084,869	1,855,659	291,052
LIABILITIES
Non-current liabilities
Lease liabilities	14	309	163	26
Financial instruments with preferred rights	24	2,071,508	—	—
Deferred income		—	5,000	784
Total non-current liabilities		2,071,817	5,163	810
Current liabilities
Trade payables		24,638	81,195	12,735
Other payables and accruals	23	12,755	32,840	5,152
Lease liabilities	14	604	630	98
Total current liabilities		37,997	114,665	17,985
Total liabilities		2,109,814	119,828	18,795
Net (liabilities)/assets		(1,024,945)	1,735,831	272,257
SHAREHOLDERS’ (DEFICIT)/EQUITY
Share capital	19	24	66	10
Share premium	19	41,466	4,094,434	642,194
Treasury shares	20	(3)	(1,164)	(183)
Share-based compensation reserves	21(a)	6,602	61,904	9,709
Other reserves	21(b)	(1,693)	(41,244)	(6,469)
Accumulated losses		(1,071,341)	(2,378,165)	(373,004)
Total shareholders’ (deficit)/equity		(1,024,945)	1,735,831	272,257
Total liabilities and shareholders’ (deficit)/equity		1,084,869	1,855,659	291,052

The accompanying notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

					Share-Based			Total
		Share	Share	Treasury	Compensation	Other	Accumulated	Shareholders’
	Notes	Capital	Premium	Shares	Reserves	Reserves	Losses	Deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2019		21	38,074	(1)	584	(42,280)	(123,491)	(127,093)
Comprehensive loss
Net loss		—	—	—	—	—	(168,625)	(168,625)
Exchange differences		—	—	—	—	(6,493)	—	(6,493)
		—	—	—	—	(6,493)	(168,625)	(175,118)
Transactions with owners
Exercise of stock options	22	—	49	—	(48)	48	—	49
Share-based compensations	6	—	—	—	3,875	—	—	3,875
		—	49	—	3,827	48	—	3,924
Balance at December 31, 2019		21	38,123	(1)	4,411	(48,725)	(292,116)	(298,287)
Comprehensive loss
Net loss		—	—	—	—	—	(779,225)	(779,225)
Exchange differences		—	—	—	—	47,032	—	47,032
		—	—	—	—	47,032	(779,225)	(732,193)
Transactions with owners
Issuance of shares to co-founders	22	1	3,343	—	(3,344)	—	—	—
Issuance of treasury shares	20	2	—	(2)	—	—	—	—
Share-based compensations	6	—	—	—	5,535	—	—	5,535
		3	3,343	(2)	2,191	—	—	5,535
Balance at December 31, 2020		24	41,466	(3)	6,602	(1,693)	(1,071,341)	(1,024,945)

The accompanying notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

	Notes	Share Capital	Share Premium	Treasury Shares	Share-Based Compensation Reserves	Other Reserves	Accumulated Losses	Total Shareholders’ (Deficit)/Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2021		24	41,466	(3)	6,602	(1,693)	(1,071,341)	(1,024,945)
Comprehensive loss
Net loss		—	—	—	—	—	(1,306,824)	(1,306,824)
Exchange differences		—	—	—	—	(37,038)	—	(37,038)
.		—	—	—	—	(37,038)	(1,306,824)	(1,343,862)
Transactions with owners
Issuance of ordinary shares, net of issuance costs	19	14	1,305,805	—	—	—	—	1,305,819
Conversion from preferred shares to ordinary shares	19	28	2,743,597	—	—	—	—	2,743,625
Repurchase of ordinary shares	20	—	—	(1,161)	—	(2,513)	—	(3,674)
Issuance of shares to co-founders	22	—	1,417	—	(1,417)	—	—	—
Exercise of stock options	22	—	2,149	—	(1,144)	—	—	1,005
Share-based compensations	6	—	—	—	57,863	—	—	57,863
.		42	4,052,968	(1,161)	55,302	(2,513)	—	4,104,638
Balance at December 31, 2021		66	4,094,434	(1,164)	61,904	(41,244)	(2,378,165)	1,735,831

The accompanying notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Cash Flows

	Notes	Year Ended December 31,
		2019	2020	2021	2021
		RMB’000	RMB’000	RMB’000	USD’000
Cash flows from operating activities
Cash used in operations	25(a)	(90,256)	(167,161)	(544,926)	(85,469)
Net cash used in operating activities		(90,256)	(167,161)	(544,926)	(85,469)
Cash flows from investing activities
Purchase of property, plant and equipment		(1,072)	(14,955)	(24,941)	(3,912)
Purchase of financial assets at fair value through profit or loss		(163,000)	(106,600)	(114,500)	(17,959)
Proceeds from disposal of financial assets at fair value through profit or loss		160,731	124,836	128,004	20,076
Payment for right-of-use assets		—	—	(22,284)	(3,495)
Purchase of intangible assets		—	(349)	(304)	(48)
Net cash (used in)/generated from investing activities		(3,341)	2,932	(34,025)	(5,338)
Cash flows from financing activities
Proceeds from exercise of options		49	—	243	38
Proceeds from issuance of ordinary shares		—	—	1,431,775	224,567
Proceeds from issuance of financial instruments with preferred rights	24,25(c)	—	923,247	—	—
Payment for lease liabilities	25(c)	(445)	(538)	(805)	(126)
Payment for repurchase of ordinary shares		—	—	(3,674)	(576)
Issuance cost of financial instruments with preferred rights	9	—	(2,851)	—	—
Payment in relation to listing expenses		—	(1,097)	(111,440)	(17,479)
Net cash (used in)/generated from financing activities		(396)	918,761	1,316,099	206,424
Net (decrease) increase in cash and cash equivalents		(93,993)	754,532	737,148	115,617
Cash and cash equivalents at the beginning of year		401,597	308,972	1,010,076	158,426
Effects of exchange rate changes on cash and cash equivalents		1,368	(53,428)	(40,344)	(6,327)
Cash and cash equivalents at end of year		308,972	1,010,076	1,706,880	267,716

The accompanying notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to the Consolidated Financial Statements

1. General Information, Reorganization and Basis of Presentation

1.1 General information

Connect Biopharma Holdings Limited (the “Company”) was incorporated on November 23, 2015 in the Cayman Islands as an exempted company with limited liability. The address of the Company’s registered office is P.O. Box 613, Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands. The Company completed its initial public offering (“IPO”) in March 2021 and the Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Global Market (“Nasdaq”) since then. Each ADS of the Company represents one ordinary share, par value USD 0.000174 per share.

The Company and its subsidiaries (collectively the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation. The Group currently carries out clinical trials on its product candidates in the United States, People’s Republic of China (“PRC”), Australia, Europe, and other jurisdictions.

As of December 31, 2021, the Group had direct or indirect interests in the following principal subsidiaries:

Company name	Principal activities	Place and date of incorporation	Attributable equity interest to the Group
Directly Held:
Connect Biopharma HongKong Limited (“Connect HK”)	Investment holding	Hong Kong/December 1, 2015	100%
Indirectly held:
Connect Biopharm LLC (“Connect US”)	Pharmaceutical R&D	San Diego, United States of America January 24, 2012	100%
Connect Biopharma Australia PTY LTD (“Connect AU”)	Pharmaceutical R&D	Prahran, Australia/July 18, 2014	100%
Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”)	Pharmaceutical R&D	Suzhou, PRC/May 2, 2012	100%
Connect Biopharma (Shanghai) Co., Ltd	Pharmaceutical R&D	Shanghai, PRC/October 23, 2015	100%
Connect Biopharma (Beijing) Co., Ltd	Pharmaceutical R&D	Beijing, PRC/July 9, 2019	100%
Connect Biopharma (Shenzhen) Co., Ltd	Dormant	Shenzhen, PRC/November 15, 2021	100%

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The Group adopted and transitioned to IFRS issued by IASB on January 1, 2018. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss and financial instruments with preferred rights. In preparing its consolidated financial statements prepared under IFRS, the Group early adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 16 Leases (“IFRS 16”) on January 1, 2018.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021, which did not have any material impact on the consolidated financial statements:

Amendment to IFRS 16, ‘Leases’ – COVID-19 related rent concessions – Extension of the practical expedient.

The consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 were authorized for issue by the Company’s board of directors (the “Board”) on March 31, 2022.

Liquidity

As of December 31, 2021, the Group had net assets of RMB 1,735.8 million, and accumulated losses of RMB 2,378.2 million. For the year ended December 31, 2021, the Group had net operating loss of RMB 631.4 million and net operating cash outflow of RMB 544.9 million. The principal sources of funding have historically been continuous cash contributions from equity holders and preferred shareholders. The cumulative contributions up through December 31, 2021 approximated USD 440.1 million, among which included USD 219.9 million of proceeds from issuance of ordinary shares in connection with the IPO or RMB 1,431.8 million based on the exchange rate as of the date of the IPO. As of December 31, 2021, the Group had a cash and cash equivalents balance of RMB 1,706.9 million, which it believes to be sufficient available financial resources to meet its obligations becoming due and working capital requirements in the next twelve months from the date of issuance of these financial statements. Accordingly, the Group considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

Impact of COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the WHO declared COVID-19 a pandemic. The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. As the pandemic continues its impact throughout the world, the healthcare systems of the various countries in which the Group is conducting ongoing clinical trials of CBP-201 and CBP-307 have and may continue to experience great disruption. Enrollment of the Group’s Phase 2 clinical trial of CBP-307 in patients in China was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic.

The Group will continue to monitor and assess the impact of the ongoing development of the pandemic on the Group’s clinical trials and for any impact to its financial position and operating results.

2.2 New and amended standards and interpretations not yet adopted by the Group

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in the consolidated financial statements.

Effective for annual periods beginning on or after
Scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16	January 1, 2022
Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8	January 1, 2023
Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IAS 1, Presentation of financial statements’, on classification of liabilities	January 1, 2024

The Group expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a material impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application and future reporting periods.

2.3 Principles of consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intra-group transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

2.4 Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.5 Foreign currency translation

(a) Functional and presentation currency

The consolidated financial statements of the Group are presented in RMB as the historical records for its entities were set-up for consolidations in RMB.

The functional currency of the Company is USD. Other subsidiaries have functional currencies in USD, RMB and Australian dollars.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Since the Group has no borrowings, all foreign exchange gains or losses are presented in the consolidated statements of loss on a net basis within other gains/(losses)-net.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

(c) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•
income and expenses for each statement of loss and comprehensive income/(loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•
all resulting currency translation differences are recognized in other comprehensive income/loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(d) Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of loss, consolidated statement of comprehensive loss and consolidated statement of cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the readers and calculated at the rate of USD1.00=RMB 6.3757, representing the exchange rate as of December 31, 2021 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate, on December 31, 2021.

2.6 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The Group’s assets under construction represents buildings and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses, if any. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the assets are completed and ready for its intended use. Once the asset becomes available for use, it is transferred to the appropriate category of assets.

Depreciation is calculated using the straight-line method to allocate the cost, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements, the shorter lease term as follows:

Assets	Useful life
Laboratory equipment	5-10 years
Leasehold improvements	Shorter of lease term or 5 years
Office equipment and furniture	3-5 years

The assets’ residual values and useful lives are reviewed and adjusted if appropriate at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.8).

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized within other gains/(losses)—net in the statements of loss.

2.7 Intangible assets

Software

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring the specific software into usage. These costs are amortized using the straight-line method over their estimated useful lives of approximately 10 years. Costs associated with maintaining software programs are recognized as expense as incurred.

2.8 Impairment of non-financial assets

Non-financial assets other than goodwill and intangible assets that have an indefinite useful life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.9 Investments and other financial assets

(a) Classification

The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and
•
those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through OCI (“FVOCI”).

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(b) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

(c) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

(i)
Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•
Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statements of loss.
•
FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as a separate line item in the statements of loss.
•
FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.
(ii)
Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statements of loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

There were no equity investments during the reporting periods.

(d) Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk refer to Note 3.1(b) for further details.

2.11 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.12 Share capital

Ordinary shares are classified as equity. Mandatorily redeemable preferred shares are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of the Group as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Group.

Shares held by Connect Union, which was established for the purpose of holding shares for the share incentive plans are disclosed as treasury shares and deducted from contributed equity.

2.13 Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.14 Financial instruments with preferred rights

Financial instruments with preferred rights are compound instruments with discretionary dividend right. The Company elected to designate the entire hybrid contracts that include host contract and embedded derivatives as financial liabilities at fair value through profit or loss considering the fact that the instruments also have contingent settlement provisions. They are initially recognized at fair value. Any directly attributable transaction costs are expensed in the consolidated statements of loss.

Subsequent to initial recognition, the amount of change in the fair value of the financial instruments with preferred rights that is attributable to changes in the credit risk of that liability shall be presented in OCI with the remaining changes in fair value recognized as “fair value loss of financial instruments with preferred rights” in profit or loss.

As of December 31, 2020, management believed that there were no triggering events resulting in redemption in 12 months from the end of the reporting period and so the financial instruments with preferred rights were classified as non-current liabilities unless the Group had an obligation to settle the liabilities within 12 months after the end of the reporting period.

Dividends on financial instruments with preferred rights classified as financial liabilities are normally included in financial costs.

On March 19, 2021, upon completion of the IPO, all issued and outstanding preferred shares were converted to ordinary share on a one-for-one basis.

2.15 Current and deferred income tax

The income tax expense or credit for the period is the tax payable on the taxable income of current period based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Investment allowances and similar tax incentives

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g. the research and development tax incentive or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

2.16 Employee benefits

(a) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in other payables and accruals in the balance sheet.

(b) Defined benefit plans

The liability or asset recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expense in the statement of loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the balance sheet.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(c) Defined contribution plans

For defined contribution plans, including those under Section 401(k) of the U.S. Internal Revenue Code, the Group pays contributions to publicly administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

The members of the Group incorporated in the PRC contribute based on a certain percentage of the salaries of their employees to a defined contribution retirement benefit plan organized by relevant government authorities in the PRC on a monthly basis. The government authorities undertake to assume the retirement benefit obligations payable to all existing and further retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

(d) Housing funds and medical insurance

The PRC employees of the Group are entitled to participate in various government-supervised housing funds and medical insurance. The Group contributes on a monthly basis to these funds based on a certain percentage of the salaries of the employees, subject to certain ceilings. The Group’s liability in respect of these funds is limited to the contribution payable in each period and recognized as employee benefit expense when they are due.

2.17 Share-based compensation

The Group operates an equity-settled share-based compensation plan, under which the Group receives services from employees, directors and consultants. The consultants’ work for the Group is under the Group’s direction in the same way as employees and the services rendered by the consultants are similar to those rendered by the Group’s employees.

The fair value of options granted under the share incentive plans is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

•
including any market performance conditions (e.g. the entity’s share price);

•
excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period); and

•
including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. The Group recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.18 Research and development expenses

The Group incurs costs and efforts on research and development activities. Research expenditures are recorded as an expense in the period the expenditure is incurred. Elements of research and development expenses primarily include (1) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to CRO investigators and clinical trial sites that conduct the clinical studies; (2) consultant service related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses.

The Group estimates preclinical and clinical study and research expenses based on the services performed, pursuant to contracts with research institutions that conduct and manage preclinical and clinical studies and research services on its behalf. The Group estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Group will adjust the accrual accordingly. Payments made in advance for the related services are recorded as prepayments in the consolidated balance sheets until the services are rendered.

Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following criteria are met or exist:

•
the technical feasibility to complete the development project so that it will be available for use or sale;
•
the intention to complete the development project to use or sell the product;
•
the ability to use or sell the product;
•
the manner in which the development project will generate probable future economic benefits for the Group;
•
the availability of adequate technical, financial and other resources to complete the development project and use or sell the product; and
•
the expenditure attributable to the asset during its development can be reliably measured.

Research and development expenses are charged to expense as incurred for all periods presented because they have not met all of the criteria stated above.

2.19 Administrative expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses and other general corporate related expenses.

2.20 Interest income

Interest income from financial assets at FVPL is included in the net fair value gains/(losses) on these assets, see Note 9 below. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance). Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes.

2.21 Government grants

Grants from the government are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Group is expected to comply with all required conditions. Government grants received in advance of costs being incurred are deferred until the associated costs are recognized. Grants that compensate the Group for the cost of an asset initially are presented as deferred income and are recognized as income in consolidated statements of loss on a straight-line basis over the useful life of the associated asset.

2.22 Leases

The Group leases offices and the rental contracts are typically made for fixed periods of approximately 2 to 4 years. All land in the PRC is owned by the mainland PRC government. The PRC government may sell land use rights for a specified period of time. The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as right-of-use assets on the balance sheet. The right-of-use assets are amortized over the remaining lease term. In 2021, the Group acquired a land use right from the PRC government for 50 years.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•
variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date;
•
amounts expected to be payable by the Group under residual value guarantees;
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability;

•
any lease payments made at or before the commencement date less any lease incentives received;

•
any initial direct costs; and

•
restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

2.23 Segment information

Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group are the Co-Founders of the Company. The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. The Group does not have any revenue and substantially all non-current assets outside of the country of domicile are in China.

2.24 Loss per share

(i)
Basic loss per share

Basic loss per share is calculated by dividing:

•
the loss attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares;
•
by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares

(ii)
Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

•
the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•
the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

3. Financial Instruments and Risk Management

3.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including interest rate risk and exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

(a)
Market risk
(i)
Interest rate risk

The Group’s interest rate risk primarily arises from wealth management products investments measured at fair value through profit or loss (Note 17) and cash and cash equivalents (Note 18). Those carried at variable rates expose the Group to cash flow interest rate risk whereas those at fixed rates expose the Group to fair value interest rate risk. The Group did not have significant interest rate risk during the periods presented.

(ii)
Exchange risk

The Group operates internationally and is exposed to foreign exchange risk, primarily the USD. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant group entity. The Group’s exposure to foreign currency risk at the end of the reporting periods, expressed in RMB, was as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cash and cash equivalents	65,791	150,640

The aggregate net foreign exchange gains/(losses) recognized in profit or loss were:

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net foreign exchange gains/(losses) included in other gains/(losses)—net	2,252	(6,772)	(3,309)

Most foreign exchange transactions were denominated in USD for the subsidiary that has functional currency in RMB. For the years ended December 31, 2019, 2020 and 2021, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been RMB 1.6 million lower/higher, RMB 3.3 million lower/higher and RMB 7.5 million lower/higher, respectively.

(b)
Credit risk

Credit risk primarily arises from cash and cash equivalents, financial assets at fair value through profit or loss, and other receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

The credit risk of cash and cash equivalents and financial assets at fair value through profit or loss is limited because the counterparties are reputable commercial institutions located in the Cayman Islands, the U.S., PRC and Australia.

For other receivables, management makes periodic as well as individual assessments on the recoverability based on historical settlement records and past experience and adjusts for forward looking information based on macroeconomic factors affecting the ability of the debtors to settle the receivables.

The Group applies the expected credit loss model to financial assets measured at amortized cost. Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition. To assess whether there is a significant increase in credit risk, the Group compares the risk of default occurring on the asset as of the reporting date with the risk of default as of the date of initial recognition by considering available, reasonable and supportive forwarding-looking information.

(c)
Liquidity risk

The Group aims to maintain sufficient cash to meet obligations coming due as well as operating and capital requirements.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at each year-end date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows except for financial instruments with preferred rights, which are presented on a fair value basis. The maturity dates are determined by the terms in financing agreements presented in Note 24(c) as management considers the other redemption terms are not probable to occur.

	As of December 31, 2020
		Between	Between	More
	Less Than	1 and	2 and	Than
	1 Year	2 Years	5 Years	5 Years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial instruments with preferred rights	—	—	2,071,508	—	2,071,508
Trade payables	24,638	—	—	—	24,638
Other payables	8,631	—	—	—	8,631
Lease liabilities	633	225	94	—	952
Total	33,902	225	2,071,602	—	2,105,729

	As of December 31, 2021
		Between	Between	More
	Less Than	1 and	2 and	Than
	1 Year	2 Years	5 Years	5 Years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	81,195	—	—	—	81,195
Other payables	21,456	—	—	—	21,456
Lease liabilities	653	186	—	—	839
Total	103,304	186	—	—	103,490

3.2 Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group monitors capital by regularly reviewing the capital structure and the overall capital markets. The Group may seek additional financing or debt at terms satisfactory to the Group in order to maintain adequate resources.

As of December 31, 2020 and 2021, the Group had no debt outstanding.

3.3 Fair value estimation

As of December 31, 2021 the Group does not have any financial instruments measured at fair value. The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2020 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)
Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
(ii)
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
(iii)
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at fair value through profit or loss	—	—	13,068	13,068
Total assets	—	—	13,068	13,068
Liabilities
Financial instruments with preferred rights	—	—	2,071,508	2,071,508
Total liabilities	—	—	2,071,508	2,071,508

There were no transfers between levels 1, 2 and 3 during the years.

Financial instruments in Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•
Quoted market prices or dealer quotes for similar instruments;
•
A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability (“DLOM”), etc.

Level 3 instruments within the Group’s assets and liabilities include short-term investment in wealth management products measured at fair value through profit or loss and financial instruments with preferred rights.

The following table presents the changes in level 3 instruments of short-term investment in wealth management products for the years ended December 31, 2019, 2020 and 2021.

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Opening balance	27,565	30,632	13,068
Additions	163,000	106,600	114,500
Settlements	(160,731)	(124,836)	(128,004)
Investment income credited to profit or loss (Note 8)*	798	672	436
Closing balance	30,632	13,068	—
*Includes unrealized gains recognized in profit or loss attributable to balances held at the end of the reporting period	132	68	—

The valuation of level 3 instruments of wealth management products and financial instruments with preferred rights is set out in Note 17 and Note 24.

The changes in level 3 instruments with preferred rights for the years ended December 31, 2019, 2020 and 2021 are presented in Note 24.

The carrying amounts of the Group’s other financial assets and liabilities, including cash and cash equivalents, other receivables, trade payable and other payables, approximate their fair values.

4. Critical Accounting Estimates and Judgements

The preparation of financial statements requires the use of accounting estimates which, by definition, may not equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

a) Fair value of financial assets

The fair value of financial assets that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

b) Fair value of financial instruments with preferred rights

The fair value of financial instruments with preferred rights that are not traded in an active market is determined using valuation techniques. The Group first determined the equity value and then allocated the equity value to each element of the Group’s capital structure using either an option pricing backsolve method (“OPM”), or a hybrid method, which employs the concepts of the OPM and the probability-weighted expected return method (“PWERM”) that merged into a single framework.

Key assumptions such as risk-free interest rate, DLOM and expected volatility are disclosed in Note 24.

c) Recognition of share-based compensation expenses

As mentioned in Note 22, the equity-settled share-based compensation plan was granted to employees and consultants. The Group has used the Binomial option-pricing model to determine the total fair value of the awarded options, which is to be expensed over the vesting period. Significant estimates on assumptions, such as the fair value of underlying shares, risk-free interest rate, expected volatility and dividend yield, are required to be made by the management.

For the details of the key assumptions and estimates used by management in determining the fair values of share based compensation, refer to Note 22.

d)
Current and deferred income taxes

(i) Deferred income tax

The Group recognizes deferred tax assets based on estimates that it is probable to generate sufficient taxable profits in the foreseeable future against which the deductible losses and temporary differences will be utilized. The recognition of deferred tax assets mainly involves management’s judgments and estimations about the timing and the amount of taxable profits of the companies which have tax losses, refer to Note 10 for details.

5. Expenses by Nature

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Clinical trials related expenses	82,046	107,440	424,724
Employee benefit expenses (Note 6)	15,098	27,243	120,173
Consultancy fee (i)	12,011	31,784	69,498
R&D materials and consumable supplies	988	2,127	13,718
Depreciation and amortization	790	1,436	4,082
Office expenses	2,424	3,052	3,653
Expense related to Series C financing (ii)	—	19,655	—
Others	2,770	5,915	4,618
	116,127	198,652	640,466

(i)
The Company exclusively licenses CBP-174 from a third-party licensor. Such license is worldwide and royalty-bearing. As of December 31, 2021, CBP-174 has not yet been commercialized, the Company is only subject to a non-refundable, non-creditable license maintenance fee, which is paid to the third-party licensor on an annual basis and recorded as a consultancy fee within research and development expense.
(ii)
Represents a share-based compensation to additional Series C preferred shareholder, which was recognized as an administrative expense as set forth in Note 22.

6. Employee Benefit Expenses

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Share-based compensation expenses (Note 22)	3,875	5,535	57,863
Wages, salaries and bonuses	8,628	19,527	56,122
Welfare expenses	964	520	4,820
Housing funds	491	690	1,368
Contributions to defined benefit plan (Note 27(d))	1,140	971	—
	15,098	27,243	120,173

(i) The defined benefit plan was established in 2018 for one founder and subsequently terminated in 2020. The aggregate value of the benefits under this plan was fully funded and rolled over into an individual retirement account for the benefit of the founder. The Company does not have any further obligations with respect to such plan and is no longer subject to actuarial risk and investment risk.

Employee benefit expenses were charged in the following line items in the consolidated statements of loss:

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Research and development expenses	11,496	18,405	68,225
Administrative expenses	3,602	8,838	51,948
	15,098	27,243	120,173

7. Other Income

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Government grants	2,836	6,989	18,996

Government grants are mainly related to cash incentives from the China government based on specific milestones or operating expenses incurred in China and tax incentives from the Australian government for conducting clinical research and development activities in Australia. In 2021, the Group received a one-time award of RMB 11.0 million for its successful IPO listing, other subsidies of RMB 6.2 million from China local government, RMB 1.6 million from the Australian government as an incentive for research and development activities.

8. Other Gains/(losses)—net

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net foreign exchange gains/(losses)	2,252	(6,772)	(3,309)
Investment income from wealth management products	798	672	436
Other loss (i)	—	—	(7,093)
	3,050	(6,100)	(9,966)

(i) The Group incurred a loss of RMB 7.0 million (USD 1.1 million) due to a phishing scam experienced in May 2021 which resulted in the Company remitting such amount to an account set up by the phishers rather than to one of the Company’s vendors. No loss of company data nor any loss or compromise of third-party information has been discovered. The Company filed a claim and partially recovered RMB 1.0 million losses from its cyber insurance provider.

9. Finance Income/(cost) —net

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Finance income
Interest from bank deposits and term deposits	1,066	717	622
Finance cost
Issuance cost of financial instruments with preferred rights	—	(2,851)	—
Interest for lease liabilities	(53)	(42)	(44)
	(53)	(2,893)	(44)
Finance income/(cost)—net	1,013	(2,176)	578

10. Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operates for the years ended December 31, 2019, 2020 and 2021.

a) Cayman Islands

The Company is incorporated in the Cayman Islands as an exempted company with limited liabilities under the Companies Law of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

b)
Hong Kong

Hong Kong profits tax rate was 16.5% as of April 1, 2018 when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2019, 2020 and 2021.

c)
United States

Connect US is incorporated in the U.S. and is a single member Limited Liability Company that is disregarded for US income tax purposes wholly owned by Connect SZ (before September 2018) and then Connect HK from a tax perspective. During the years ended December 31, 2019 and 2020, from a U.S. tax perspective, Connect HK is subject to US federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84% to the extent of the income apportionable to Connect US. No provision for income taxes was made for the years ended December 31, 2019 and 2020. The provision for income taxes for the year ended December 31, 2021 was RMB 1.7 million.

d)
Australia

Connect AU is incorporated in Australia. Companies registered in Australia are subject to Australia profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%. Connect AU has no taxable income for all periods presented, therefore, no provision for income taxes has been provided.

e)
PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of respective PRC Group entities during the years ended December 31, 2019, 2020 and 2021 in accordance with relevant PRC enterprise income tax rules and regulations.

No provision for PRC corporate income tax has been made for the years ended December 31, 2019, 2020 and 2021 as the Group had no such taxable profit for the years then ended.

The reconciliation between the Group’s actual tax charge and the amount that is calculated based on the statutory income tax rate of 25% in the PRC is as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Loss from operations in the PRC	(73,741)	(85,788)	(233,382)
Loss from overseas entities	(94,884)	(693,437)	(1,071,745)
Loss before income tax	(168,625)	(779,225)	(1,305,127)
Tax expense at PRC enterprise income tax rate of 25%	(42,156)	(194,806)	(326,282)
Expenses not deductible for income tax purpose	799	3,185	13,663
Super deduction of research and development expenses (i)	(9,529)	(13,341)	(35,523)
Tax losses and deductible temporary differences for which no deferred income tax assets were recognized	33,956	40,865	114,121
Effect of income tax in jurisdictions other than the PRC	16,930	164,097	235,718
Income tax expense	—	—	1,697

(i)
According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group's subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2019, 2020 and 2021.

For the year ended December 31, 2021, the Group’s income tax expense of RMB 1.7 million is due primarily to income tax expense for Connect US, which is treated for income tax purposes as a service provider for Connect HK and earns service fee income on a cost-plus basis.

The Group did not recognize deferred income tax assets for the tax losses and deductible temporary differences that amounted to approximately RMB 284 million, RMB 582 million and RMB 1,327 million as of December 31, 2019, 2020 and 2021, respectively. The balance of research and development tax credits for Connect US as of December 31, 2021 is RMB 13.74 million, which can be carried forward against future tax liabilities.

As of December 31, 2019, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

11. Net Loss Per Share

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 19). To calculate net loss per share, the number of shares used reflects such Share Consolidation retrospectively as of January 1, 2019 in the calculation of the weighted average number of ordinary shares outstanding.

Basic and diluted net losses per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

Basic net loss per share is calculated by dividing the net loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding.

	Year Ended December 31,
	2019	2020	2021
Net loss attributable to owners of the Company (RMB’000)	(168,625)	(779,225)	(1,306,824)
Weighted average number of ordinary shares outstanding (in thousands)	16,875	17,090	52,177
Basic net loss per share (RMB)	(10.0)	(45.6)	(25.0)

Share options and preferred shares are considered as potential dilutive shares throughout the reporting period. However, since the Group had incurred losses for the years ended December 31, 2019, 2020 and 2021, the potential dilutive shares have anti-dilutive effect on loss per share if they are converted to ordinary shares. Thus, diluted loss per share is equivalent to the basic loss per share.

12. Property, Plant and Equipment

			Office equipment,
	Laboratory equipment	Leasehold improvements	furniture and others	Assets under construction	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2020
Cost	3,059	628	582	—	4,269
Accumulated depreciation	(1,121)	(234)	(375)	—	(1,730)
Net book value	1,938	394	207	—	2,539
Year ended December 31, 2020
Opening net book value	1,938	394	207	—	2,539
Additions	2,613	833	3	1,906	5,355
Depreciation	(339)	(574)	(42)	—	(955)
Closing net book value	4,212	653	168	1,906	6,939
As of December 31, 2020
Cost	5,672	1,461	585	1,906	9,624
Accumulated depreciation	(1,460)	(808)	(417)	—	(2,685)
Net book value	4,212	653	168	1,906	6,939
Year ended December 31, 2021
Opening net book value	4,212	653	168	1,906	6,939
Additions	30,440	793	422	24,121	55,776
Disposals	(234)	—	(14)	—	(248)
Depreciation	(2,142)	(813)	(175)	—	(3,130)
Transfers	—	2,449	—	(2,449)	—
Closing net book value	32,276	3,082	401	23,578	59,337
As of December 31, 2021
Cost	35,878	4,703	993	23,578	65,152
Accumulated depreciation	(3,602)	(1,621)	(592)	—	(5,815)
Net book value	32,276	3,082	401	23,578	59,337

13. Other non-current Assets

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deductible value-added tax	10,260	18,045
Prepayments for purchase of non-current assets (i)	9,600	341
Others	—	420
	19,860	18,806

(i)
As of December 31, 2020, the Group had prepayment balances of approximately RMB 9.6 million, primarily due to the purchase of laboratory equipment for Connect SZ.

14. Leases

Amounts recognized in the consolidated balance sheets are as follows:

(i) Right-of-use assets

	Land use rights	Office rent	Total
	RMB’000	RMB’000	RMB’000
Net book amount-as of January 1, 2019	—	1,290	1,290
Depreciation	—	(407)	(407)
Net book amount-as of December 31, 2019	—	883	883
Additions	—	527	527
Depreciation	—	(481)	(481)
Net book amount-as of as of December 31, 2020	—	929	929
Additions	22,284	517	22,801
Depreciation	(297)	(612)	(909)
Net book amount-as of as of December 31, 2021	21,987	834	22,821
As of December 31, 2021
Cost	22,284	2,607	24,891
Accumulated depreciation	(297)	(1,773)	(2,070)
Net Book value	21,987	834	22,821

During the year ended December 31, 2021, the addition of land use rights was related to payments to acquire long-term interest in the usage of land in the PRC over the period of 50 years as stated in the land use right certificate. The land is expected to be used for the construction of production, research and office facilities.

(ii) Lease liabilities

	As of December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Non-current	470	309	163
Current	412	604	630
.	882	913	793

Amounts recognized in the consolidated statements of loss in addition to depreciation presented above are as follows:

	As of December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Interest expense	53	42	44
Expense relating to short-term leases (included in administrative expenses and research and development expenses)	98	45	12
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in administrative expenses and research and development expenses)	58	30	58
	209	117	114

The total cash outflow for leases for the years ended December 31, 2019, 2020 and 2021 was RMB 0.4 million, RMB 0.5 million and RMB 0.8 million, respectively.

15. Financial Instruments by Category

	Financial assets	Financial assets
Financial assets	at FVPL	at amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2020
Other receivables	—	5,612	5,612
Financial assets at fair value through profit or loss	13,068	—	13,068
Cash and cash equivalents	—	1,010,076	1,010,076
	13,068	1,015,688	1,028,756

	Financial assets	Financial assets
Financial assets	at FVPL	at amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2021
Other receivables	—	6,423	6,423
Cash and cash equivalents	—	1,706,880	1,706,880
	—	1,713,303	1,713,303

	Financial	Financial
	liabilities at	liabilities at
Financial Liabilities	FVPL	amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2020
Financial instruments with preferred rights	2,071,508	—	2,071,508
Other payables	—	8,631	8,631
Trade payables	—	24,638	24,638
Lease liabilities	—	913	913
	2,071,508	34,182	2,105,690

	Financial	Financial
	liabilities at	liabilities at
Financial Liabilities	FVPL	amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2021
Other payables	—	21,456	21,456
Trade payables	—	81,195	81,195
Lease liabilities	—	793	793
.	—	103,444	103,444

16. Other Receivables and Prepayments

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Prepayment for clinical trials related services	28,043	36,879
Deposits(ii)	3,881	4,312
Prepaid expenses(i)	—	3,953
Others	1,731	2,111
	33,655	47,255

(i)
In March 2021, the Group made payments to purchase director and officer liability insurance. Such expenses are amortized over one year.
(ii)
Deposits held by CRO suppliers are refundable upon the completion of related services.

17. Financial Assets at Fair Value Through Profit or Loss

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Wealth management products	13,068	—

The returns on these wealth management products were not guaranteed, hence their contractual cash flows did not qualify solely as payments of principal and interest. Therefore, they were measured at fair value through profit or loss. Wealth management products held by the Group with various maturities bear floating interest rates of 1.6%-3.4% and 1.48%-3.44% per annum for the years ended December 31, 2020 and 2021, respectively.

The fair value of wealth management products is based on discounted cash flows using their expected returns. Changes in fair value of these financial assets are recorded in other gains/(losses) – net in the consolidated statements of loss.

18. Cash and Cash Equivalents

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cash at bank
-USD deposits	975,810	1,645,948
-RMB deposits	28,113	57,595
-Australian Dollar deposit	6,153	3,337
	1,010,076	1,706,880

Cash at bank located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC are with interest rate of nil.

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the Government of the PRC. As of December 31, 2020 and 2021, RMB 932.8 million and RMB 1,501.8 million of cash and cash equivalents were held in banks outside the PRC, respectively.

19. Share Capital

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares with a par value of USD 0.0001 each in the authorized share capital of the Company (including all issued and unissued shares) were consolidated into one share with a par value of USD 0.000174 each. Therefore, the authorized share capital of the Company was changed from USD 50,000 into USD 76,560. The authorized share capital of the Company as of December 31, 2021 was USD 76,560. The number of ordinary shares below are presented retrospectively as if such Share Consolidation took place as of January 1, 2019.

	Number of Ordinary Shares	Share Capital	Share Premium(i)	Total
		RMB’000	RMB’000	RMB’000
As of January 1, 2019	17,684,770	21	38,074	38,095
Exercise of stock options	—	—	49	49
As of December 31, 2019	17,684,770	21	38,123	38,144
Issuance of shares to Co-Founders (iv, Note 22)	282,526	1	3,343	3,344
Issuance of treasury shares	1,686,495	2	—	2
As of December 31, 2020	19,653,791	24	41,466	41,490
Issuance of ordinary shares (ii)	12,937,500	14	1,305,805	1,305,819
Conversion from preferred shares to ordinary shares (Note 24)	24,791,804	28	2,743,597	2,743,625
Repurchase of ordinary shares (iii)	(20,765)	—	—	—
Issuance of shares to Co-Founders (iv, Note 22)	121,080	—	1,417	1,417
Exercise of stock options	—	—	2,149	2,149
As of December 31, 2021	57,483,410	66	4,094,434	4,094,500

(i)
Share premium mainly arose from the contributions to the Company by its holders of ordinary shares and the conversion from preferred shares.
(ii)
In March 2021, 12,937,500 ADSs (representing 12,937,500 ordinary shares, including the exercise of the option by the underwriters in full to purchase additional ADSs) were offered by the Company in connection with its listing on Nasdaq, and the proceeds received were USD 219.9 million or RMB 1,431.8 million based on the exchange rate as of the date of the IPO. The Company incurred issuance costs of USD 19.3 million in connection with this offering.
(iii)
In March 2021, at the request of one co-founder the Group repurchased 20,765 ordinary shares from him for a consideration of RMB 2.5 million (USD 0.4 million) for the payment of employee withholding taxes related to share-based awards, then such shares were cancelled accordingly.
(iv)
Pursuant to the Company’s shareholder agreement in effect as of the completion of the Series C financing (see Note 22), each of the Company’s founders is entitled to two or more votes to ensure the Co-Founders control the majority of the votes under certain circumstances.

20. Treasury Shares

Treasury shares were previously held by Connect Union for the purpose of issuing shares under 2019 Stock Incentive Plan in 2019 and 2020. All the Company’s ordinary shares held by Connect Union were surrendered to the Company in September 2021. As of December 31, 2019, 2020 and 2021, there were 877,066, 2,563,563 and 2,407,091 treasury shares, respectively.

21. Reserves

(a) Share-based compensation reserves

The share-based compensation reserves represent the fair value of unexercised options granted to employees recognized in accordance with the accounting policy adopted for equity-settled share-based payments described in Note 2.17 to the financial statements.

(b) Other reserves

Other reserves mainly represent the reserve transferred from share-based compensation reserve upon exercise of share options and foreign currency translation reserve described in Note 2.5(c).

(c) Statutory reserves

In accordance with the PRC regulations and the articles of association of the PRC companies now included in the Group, before annual profit distribution, companies registered in the PRC are required to set aside 10% of their net profit for the year after offsetting any prior year losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of the entity’s registered capital, any further appropriation is optional. No profit appropriation to the reserve fund was made for those Group entities for the reporting periods as they were in accumulated loss positions.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Restricted net assets including paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries was RMB 137.7 million as of December 31, 2020 and RMB 288.9 million as of December 31, 2021.

22. Share-Based Compensation

2019 Stock Incentive Plan

The Group adopted the 2019 stock incentive plan ("2019 Plan") and obtained Board’s approval on November 1, 2019, under which the Group may grant various awards such as options, restricted shares or restricted share units to employees, directors, and consultants for services rendered. As of December 31, 2020 and 2021 the Group has reserved 4,460,600 (after the Share Consolidation 2,563,563) and 2,407,091 ordinary shares (after the Share Consolidation).

Pursuant to the plan, a grantee has the right to subscribe for the ordinary shares at a price determined by the Board. The options granted can only vest if the service conditions are met. Options granted under the plan are valid and effective for 10 years from the date of grant and vest over a service period which is generally four years; 25% of the granted options vest on the first anniversary of the grant date and the remaining options vest in equal monthly installments over next 36 months. Some options are vested in equal monthly installments or annual installments over the entire service period or vested immediately upon the grant date in instances where services had already been performed in their entirety.

The Chinese grantees are entitled to subscribe for underlying shares only if an IPO is achieved, provided that the service condition is also met. As of each grant date during the year ended December 31, 2020, management believed achievement of the IPO was probable.

The grant date of certain grantees occurred after the date they had begun rendering services to satisfy the condition attached to the share option award, the management estimated the grant date fair value in each reporting period for the purpose of recognizing the expense during the period between the service commencement date and the grant date. Once the grant date has been established, the recognized expense is based on the actual grant date fair value of the share option in the period of change.

Grantees who leave the Group other than for certain causes will lose their entitlement to the vested options if not exercised within three months of their termination date (or within three months after the IPO kick-off date for certain option holders).

2021 Stock Incentive Plan

The Group adopted 2021 Stock Incentive Plan (“2021 Plan”) effective on the day of effectiveness of its IPO. Awards granted under the 2021 Plan may be either stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), restricted stock awards (“RSA”) or dividend equivalent right ("DER”).

Pursuant to the plan, a grantee has the right to subscribe for the ordinary shares at a price determined by the Board. The options granted can only vest if the service conditions are met. Options granted under the plan are valid and effective for 10 years from the date of grant and vest over a service period which is generally four years; 25% of the granted options vest on the first anniversary of the grant date and the remaining options vest in equal monthly installments over next 36 months.

Grantees who leave the Group other than for certain causes will lose their entitlement to the vested options if not exercised within three months of their termination date.

In 2021, the Company granted a total of 2,403,660 options which contain 897,660 options from the 2019 Plan and 1,506,000 options from the 2021 Plan.

2021 Employee Share Purchase Plan

The Group adopted but have not yet implemented the 2021 Employee Share Purchase Plan (“2021 ESPP”). A total of 600,000 ordinary shares were initially reserved for issuance under the 2021 ESPP Plan. On the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of shares available for issuance under the 2021 ESPP Plan shall be increased by that number of shares equal to the lesser of 1% of the aggregate number of ordinary shares of the Group outstanding on the final day of the immediately preceding calendar year or such smaller number of shares as determined by the Groups board of directors. No offering has been made under the 2021 ESPP Plan in the period from the adoption of the 2021 ESPP Plan to December 31, 2021.

The options activities under 2019 and 2021 Plans (after the Share Consolidation) for the year ended December 31, 2019, 2020 and 2021 were as follows:

	Number of options	Weighted average exercise price per share option
Options outstanding as of January 1, 2019	—
Granted	198,064	USD 0.9
Forfeited (i)	(7,302)	USD 0.9
Options outstanding as of December 31, 2019	190,762
Granted	1,500,887	USD 6.6
Forfeited (i)	(25,766)	USD 0.9
Options outstanding as of December 31, 2020	1,665,883
Granted	2,403,660	USD 13.8
Exercised	(163,773)	USD 0.9
Forfeited (i)	(157,381)	USD 14.7
Options outstanding as of December 31, 2021	3,748,389
Options exercisable as of December 31, 2021	485,324

The weighted average remaining contractual life of options outstanding as of December 31, 2019, 2020 and 2021 was 7.6, 9.3 and 9.2 years, respectively.

(i)
The options were forfeited when the employment terminated.

Fair value of options granted

Prior to the completion of the IPO, the Group determined its equity value which was estimated using the hybrid method and adopted the allocation model to determine the fair value of its underlying ordinary shares. After the completion of the IPO, the fair value of the share options is estimated based on the fair market value of the Company’s underlying ordinary shares at the grant date.

Based on the fair value of underlying ordinary shares, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Key assumptions (after the Share Consolidation) for the options granted are set forth below:

Year Ended December 31
	2019	2020	2021
Weighted average exercise price during the year	USD 0.9	USD 6.6	USD 13.8
Grant date share price	USD 1.9~USD 2.1	USD 2.1~USD 11.1	USD 4.3~USD 23.3
Risk-free interest rate	1.7%~2.1%	0.8%~1.1%	1.2%~1.7%
Expected volatility	56.6%~77.4%	61.8%~77.4%	60.5%~62.2%
Option life	10 years	10 years	10 years
Expected early exercise multiple	2.2	2.2	2.2
Dividend yield	Nil	Nil	Nil
Forfeiture rate	9.5%	9.5%	*3.0%-9.6%
Weighted average fair value of options granted during the year	USD 1.2	USD 4.2	USD 10.6

* Forfeiture rates for executives and all other employees in the year ended December 31, 2021, were 3.0% and 9.6%,

respectively.

The Company adopted the average volatility of the comparable companies as the proxy of the expected volatility of the underlying share. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.

Share-based compensation to Co-Founders

On December 20, 2018, pursuant to the shareholders agreement entered into among the Company and all its shareholders in connection with its Series B financing, up to 702,278 and 1,140,474 ordinary shares (before Share Consolidation) will be issued to the Co-Founders and Connect Union, respectively, for no consideration, contingent on achieving of various R&D milestones as non-market performance conditions. Under such agreement, the ordinary shares may also be issued in a lump sum immediately after the closing of new financing that meets several requirements including, among others, the pre-money valuation of the Group exceeding USD 600,000,000 (“Financing Condition”). Such shares to be issued to Connect Union were reserved for future issuance of options.

Upon achievement of certain R&D milestones, 351,140 ordinary shares (before Share Consolidation) were vested and yet to be issued to the Co-Founders as of December 31, 2019. In January 2020, another 140,456 ordinary shares (before Share Consolidation) were vested to the Co-Founders. Accordingly, the Company issued 491,596 ordinary shares (before Share Consolidation) to the Co-Founders and 798,330 ordinary shares (before Share Consolidation) to Connect Union, respectively, for no consideration in April 2020. The Company recognized the related share-based compensation expenses in the amounts of RMB 2.7 million and RMB 1.2 million for the years ended December 31, 2019 and 2020, respectively. Unless otherwise waived by the Company and the investors party to the shareholders agreement, 210,682 ordinary shares (before Share Consolidation) are potentially issuable to the Co-Founders and 342,144 ordinary shares (before Share Consolidation) are potentially issuable to Connect Union upon achievement of the Financing Condition.

Pursuant to the shareholders agreement entered into in connection with the Company’s Series C financing in August and December 2020, upon the issuance of the remaining ordinary shares issuable upon achievement of the Financing Condition (i.e. 210,682 ordinary shares (before Share Consolidation) to be issued to the Co-Founders and 342,144 ordinary shares (before Share Consolidation) to be issued to Connect Union), the Company will be obligated to issue additional Series C preferred shares at par value to each of the Series C shareholders so that the shareholdings of the Series C preferred shares obtained by such Series C shareholders will not be diluted. As of December 31, 2020, the Company has not yet issued the above ordinary shares to Co-Founders and Connect Union, so no additional Series C preferred shares are issued.

Pursuant to the shareholders agreement, upon achievement of certain R&D milestones, 210,682 ordinary shares were issued to the Co-Founders for the year ended December 31, 2021. After the Share Consolidation, these have become 121,080 ordinary shares.

In March 2021, based on the anti-dilutive obligation of the Company to issue additional Series C preferred shares, the Company also issued additional 80,457 Series C preferred shares. After the Share Consolidation, these have become 46,232 preferred shares. Upon completion of the IPO, such preferred shares were converted to ordinary shares on a one-for-one basis.

The Group determined its equity value which was estimated using the hybrid method and adopted the allocation model to determine the fair value of this share-based payment as USD 0.9 per share before the Share Consolidation (USD 1.57 after the Share Consolidation) on the grant date. Key assumptions included risk-free interest rate of 2.5%, expected volatility of 60.0%, dividend yield of nil and were based on the management’s best estimates.

Share-based compensation to additional Series C preferred shareholder

In August 2020, the Company entered into a Series C preferred share purchase agreement with certain investors to issue 18,186,643 shares (10,452,094 after the Share Consolidation) of Series C preferred shares for a cash consideration of USD 115.0 million. Subsequent to the completion of the Series C financing in August 2020, the Company negotiated with another investor for an additional round of Series C financing. On December 1, 2020, the Company issued 3,162,894 (1,817,755 after the Share Consolidation) additional Series C preferred shares to such investor for a cash consideration of USD 20.0 million with the same subscription price and similar terms as Series C preferred shares issued in August 2020 (“Additional Series C Preferred Shares”).

According to the relevant guidance under IFRS 2, when the Group receives identifiable consideration that is less than the fair value of the equity instruments granted or liability incurred, the Group measures the identifiable goods or services received. The Group shall measure the unidentifiable goods or services received (or to be received) as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received) on the grant date.

Therefore, the Group recognized the difference between the cash consideration received from and the fair value of the Additional Series C Preferred Shares on the issuance date as a share-based compensation in the amount of approximately RMB 19.7 million for the year ended December 31, 2020.

Share-based compensation expenses included in the consolidated statements of loss for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Research and development expenses (Note 6)	3,635	3,523	26,532
Administrative expenses (Note 5(ii), Note 6)	240	21,667	31,331
	3,875	25,190	57,863

Upon completion of the IPO, all issued and outstanding Additional Series C Preferred Shares were converted to ordinary share on a one-for-one basis.

23. Other Payables and Accruals

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Construction payables	—	16,576
Payroll, welfare and bonus payables	4,124	11,384
Accrued professional service fee	8,090	2,318
Others	541	2,562
	12,755	32,840

24. Financial Instruments with Preferred Rights

The Group has completed a series of financings by issuing preferred shares with the following details:

			Subscription
		Number of	consideration
Date of subscription	Round	preferred shares	RMB’000
March 3, 2016	Series Pre-A	3,109,000	33,110
January 3, 2017	Series A	8,471,200	137,868
December 20, 2018	Series B	10,127,579	379,148
August 21, 2020/December 1, 2020	Series C	21,349,537	923,247
		43,057,316	1,473,373

After the Share Consolidation, the above number of preferred shares were changed to 24,745,572 and together with additional 46,232 preferred shares as disclosed in the Note 22, the Company’s issued and outstanding preferred shares were 24,791,804 prior to March 19, 2021. Upon completion of the IPO, such preferred shares were converted to ordinary share on a one-for-one basis.

The key preferred rights of the preferred shares are summarized as follows:

(a) Conversion feature

i) Optional conversion

Each holder of preferred share shall be entitled to exercise its right to convert any of its preferred shares, at any time after the date of issuance of such shares, and each preferred share may be convertible into a certain number of fully paid and non-assessable ordinary shares at a ratio calculated by dividing the Series Pre-A issue price, the Series A issue price, the Series B issue price, or the Series C issue price, as applicable, by the then applicable conversion price (the “Conversion Price”). The Conversion Price is initially equal to the Series Pre-A issue price, the Series A issue price, the Series B issue price, or the Series C issue price, as applicable, and is subject to adjustment from time to time to reflect stock dividends, stock splits and other events. For the avoidance of doubt, no payment shall be made by the holders of preferred shares to the Company upon or in connection with the conversion of the preferred shares into ordinary shares.

ii) Automatic conversion

The preferred shares held by each holder shall be, at the applicable Conversion Price in effect at the time of conversion, without the payment of any additional consideration, converted into fully-paid and non-assessable ordinary shares upon the closing of a Qualified initial public offering (“QIPO”).

(b) Liquidation preferences

In the event of (i) any liquidation, dissolution or termination event, whether voluntary or involuntary, or (ii) unless waived by the holders of at least a majority of ordinary shares and the holders of at least two thirds of the preferred shares (calculated on a fully-diluted and as-converted basis), any deemed liquidation event as defined in the Company’s shareholders agreement, such as a merger, consolidation, sale, transfer, lease, exclusive license or other disposal of all or substantially all of the assets or intellectual property of the Company or of all of its subsidiaries as a whole (“Deemed Liquidation Event”), all assets and funds legally available for distribution shall be distributed to the holders of preferred shares in preference to the holders of ordinary shares, in an amount per share equal to the applicable series issue price plus any declared but unpaid dividends (the “Preference Amount”).

The full preference amount is first paid to the holders of the series of preferred shares that was most recently issued then to the holders of the next level of preference in order (Series C preferred shares, Series B preferred shares, Series A preferred shares, and Series Pre-A preferred shares (ranked pari passu), which are listed in order of highest liquidation preference to lowest).

If there are any assets or funds remaining after the aggregate Series Pre-A Preference Amount, Series A Preference Amount, Series B Preference Amount and Series C Preference Amount have been distributed or paid in full to the applicable holders of the preferred shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all shareholders (including the preferred shareholders) according to the relative number of ordinary shares of the Company held by such shareholder (on an as-converted basis).

If the available funds and assets become insufficient to satisfy the full preferential payment to the holders of a particular series of preferred shares, then such assets shall be distributed among the holders of that particular series of preferred shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

(c) Redemption rights

Upon the occurrence of any of the following events, any holder of any other series of preferred shares is entitled to request a redemption of any of its shares.

(i)
the Company fails to consummate a QIPO on or before December 31, 2024 (the “Target QIPO Date”), such Target QIPO Date shall be postponed reasonably if any force majeure event adversely affects the process of the QIPO of the Company and the postponement arising therefrom is agreed by all the parties (including the preferred shareholders);

(ii)
the Company or any of the Co-Founders or the other group companies materially breaches its or his representations, warranties, covenants or obligations under any transaction document.

With the written consent of the holder(s) of more than fifty percent (50%) of the voting power of the aggregate number of a particular series of issued and outstanding preferred shares, the Company shall redeem such particular series of preferred shares, out of funds legally available therefor including the capital.

The redemption price for each issued and outstanding Series B and Series C preferred share (the “Series B and Series C Redemption Price”) shall be the amount equal to the sum of (i) an amount that would give an internal rate of return that equals to eight percent (8%) per annum on such Series B preferred share and Series C preferred share in respect of the Series B and Series C issue price, respectively, calculated for a period of time commencing from the Series B and Series C issue date and ending on the date that the Series B and Series C Redemption Price is paid in full by the Company, and (ii) any declared but unpaid dividends thereupon.

Series A Redemption Price is the amount equal to 150% of the Series A issue Price and any declared but unpaid dividends thereupon.

Pre-A shareholders do not have redemption rights, although they have a liquidation preference upon occurrence of any Deemed Liquidation Events.

(d) Dividends

Dividends are payable when and if declared by the Board out of funds legally available, and such dividends are not cumulative. Holders of the shares shall be entitled to receive out of any funds legally available therefor, when, as and if declared by the Board, non-cumulative dividends, as well as any non-cash dividends when, as and if declared by the Board. In the event the Company shall declare a distribution other than in cash, the holders of shares shall be entitled to a proportionate share of any such distribution when, as and if declared by the Board.

The Group designates the entire instruments with preferred rights described above as financial liabilities at fair value through profit or loss with the changes in the fair value recorded in the consolidated statements of loss, except for the changes in the fair value due to own credit risk, which are recorded in other comprehensive income/(loss).

Movements of financial instruments with preferred rights during the years ended December 31, 2019, 2020 and 2021 were as follows:

Fair value
RMB’000
As of January 1, 2019	573,499
Change in fair value recognized in profit or loss	59,397
Change in fair value due to foreign currency translation recognized in other comprehensive income	10,112
As of December 31, 2019	643,008
Issuance of Series C Preferred Shares	923,247
Change in fair value recognized in profit or loss	579,286
Share-based compensation to additional Series C preferred shareholder	19,655
Change in fair value due to foreign currency translation recognized in other comprehensive income	(93,688)
As of December 31, 2020	2,071,508
Change in fair value recognized in profit or loss	674,269
Change in fair value due to foreign currency translation recognized in other comprehensive income	(2,152)
Converted to ordinary shares upon IPO	(2,743,625)
As of December 31, 2021	—

The Group first determined the equity value and then allocated the equity value to each element of the Group’s capital structure using either the option pricing back-solve method (“OPM”) or a hybrid method.

Key valuation assumptions used to determine the fair value of the financial instruments with preferred rights are as follows:

Year ended December 31,
	2019	2020
DLOM	25.8% ~ 30.7%	14.0% ~ 25.8%
Expected volatility	55.0% ~ 60.0%	64.0% ~ 75.1%
Risk-Free interest rate	1.7% ~ 2.3%	0.1% ~ 0.2%

DLOM was estimated based on OPM. Under OPM, the cost of put option, which can hedge price changes before the privately held shares are sold, was considered as a basis to determine the DLOM.

Expected volatility was estimated based on the annualized standard deviation of daily stock price return of comparable companies for periods from respective valuation dates and with similar span as time to exit.

Risk-free interest rates were estimated based on the yield of U.S. Treasury strips as of each valuation date.

Sensitivity to changes in fair value

The Company performed sensitivity test to changes in unobservable inputs in determining the fair value of preferred shares issued by the Company. The changes in unobservable inputs risk-free interest rate and expected volatility will result in a higher or lower fair value measurement. The increase in the fair value of financial instruments with preferred rights would increase the fair value loss in the consolidated statements of loss. When performing the sensitivity test, management applied an increase or decrease to each unobservable input, which represents management’s assessment of reasonably possible change to these unobservable inputs, and effect of those changes to the fair value of financial instruments with preferred rights is as set forth below:

If the volatility had increased/decreased 5%, the loss before income tax for the year ended December 31, 2020 would have been approximately RMB 18.0 million lower/RMB 18.1 million higher.

If the risk-free interest rate had increased/decreased 1%, the loss before income tax for the year ended December 31, 2020 would have been approximately RMB 887,000 higher/RMB 1,712,000 lower.

The Group used the IPO price (USD 17) to determine the fair value of the financial instruments with preferred rights on March 19, 2021. Upon completion of the IPO, such preferred shares were converted to ordinary share on a one-for-one basis.
25. Cash Flow Information

(a) Cash used in operations

		Year Ended December 31,
	Notes	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Loss before income tax		(168,625)	(779,225)	(1,305,127)
Adjustments for:
—Interest for lease liabilities	9	53	42	44
—Investment income from wealth management products	8	(798)	(672)	(436)
—Amortization of intangible assets		—	7	43
—Depreciation of property, plant and equipment	12	383	955	3,130
—Depreciation of rights-of-use assets	14	407	481	909
—Share-based compensation expenses	22	3,875	25,190	57,863
—Net foreign exchange differences		(1,368)	6,772	3,309
—Fair value changes of financial instruments with preferred rights	24	59,397	579,286	674,269
—Issuance cost of financial instruments with preferred rights	9	—	2,851	—
—Loss on disposal of property, plant and equipment		—	—	250
Changes in working capital
—Other receivables and prepayments		(3,026)	(9,350)	(16,116)
—Other non-current assets		(1,603)	(3,906)	(8,206)
—Other payables and accruals		1,698	8,558	(11,459)
—Trade payables		19,351	1,850	56,601
Net cash used in operations		(90,256)	(167,161)	(544,926)

(b) Non-cash investing and financing activities

		Year Ended December 31,
	Notes	2019	2020	2021
		RMB’000	RMB’000	RMB’000
Construction payables		—	—	16,576
Fair value changes of financial instruments with preferred rights	24	59,397	579,286	674,269
Share-based compensation to additional Series C preferred shareholder	22	—	19,655	—
		59,397	598,941	690,845

(c) Reconciliation of liabilities arising from financing activities

	Financial
	instruments with
	preferred rights	Lease liability
	RMB’000	RMB’000
At January 1, 2019	573,499	1,274
Cash flows	—	(445)
Interest expenses	—	53
Differences of foreign currency translation	10,112	—
Changes in fair value	59,397	—
At December 31, 2019	643,008	882
Cash flows	923,247	(538)
New leases	—	527
Interest expenses	—	42
Differences of foreign currency translation	(93,688)	—
Changes in fair value	579,286	—
Share-based compensation to additional Series C preferred shareholder	19,655	—
At December 31, 2020	2,071,508	913
Cash flows	—	(805)
New leases	—	641
Interest expenses	—	44
Differences of foreign currency translation	(2,152)	—
Changes in fair value	674,269	—
Conversion to ordinary shares	(2,743,625)	—
At December 31, 2021	—	793

26. Commitments

Capital commitments

	Year Ended December 31,
	2020	2021
	RMB’000	RMB’000
Equipment and intangible assets
- Contracted but not provided for	23,243	146,878

As of December 31, 2021, the Group had capital commitments of approximately RMB 146.9 million, primarily in connection with the construction of campus in Taicang in the PRC. As of December 31, 2020, the Group had capital commitments of approximately RMB 23.2 million, primarily in connection with the purchase of equipment and improvement of the Group’s laboratory in Suzhou in the PRC.

Other commitments

In December 2021, the Company entered into the office lease agreement for approximately 3,600 square feet in San Diego, California, and the lease commenced in March 2022. The aggregate lease obligation over the three-year lease term is approximately $0.6 million.

27. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

Names of related parties	Nature of relationship
Hangzhou Simo Company Limited	Entity controlled by a director of the Company
Frontage Laboratories (Suzhou) Company Limited	Entity controlled by a director of the Company
Shanghai Tigermed Consulting Company Limited	Entity controlled by a director of the Company
Hangzhou Tigermed Consulting Company Limited	Entity controlled by a director of the Company
Beijing Medical Development (Suzhou) Company Limited	Entity controlled by a director of the Company

As the former director Xiaoping Ye resigned on February 2, 2021, the above companies were no longer considered as related parties for the year ended December 31, 2021.

In addition to other related party transactions and balances disclosed elsewhere in this financial information, the following is a summary of significant transactions and balances with related parties during the years ended December 31, 2019, 2020 and 2021 and at each year end.

(a)
Interests in subsidiaries of the Company are set out in Note 1.1.

(b)
Significant transactions with related parties

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Purchase of clinical trials related services
Hangzhou Simo Company Limited	5,601	5,948	—
Frontage Laboratories (Suzhou) Company Limited	2,346	2,157	—
Hangzhou Tigermed Consulting Company Limited	810	1,069	—
Beijing Medical Development (Suzhou) Company Limited	186	301	—
Shanghai Tigermed Consulting Company Limited	891	34	—

(c)
Balances with related parties

	As of December 31,
	2020	2021
	RMB’000	RMB’000
(i) Prepayments
Hangzhou Tigermed Consulting Company Limited	850	—
Hangzhou Simo Company Limited	507	—

All the above balances with related parties were unsecured, interest-free and had no fixed repayment terms.

(d)
Key management personnel compensation

	Year Ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	3,358	8,013	18,100
Share-based compensation expenses	2,749	1,148	28,266
Contributions to defined benefit plan (i)	1,140	971	—
Welfare, housing funds and other	216	180	308
	7,463	10,312	46,674

(i)
The defined benefit plan was established in 2018 for one founder and subsequently terminated in 2020. The aggregate value of the benefits under this plan was fully funded and rolled over into an individual retirement account for the benefit of the founder following termination. The Company will have no further obligations with respect to such plan and is no longer subject to actuarial risk and investment risk. The benefit obligation was determined using certain assumptions, including life annuity factor and specified interest rate, which were published by the U.S. Internal Revenue Service.

(e) Shares repurchase from key management personnel

In March 2021, the Group repurchased 20,765 ordinary shares from one of the co-founders (see Note 19).

28. Events After the Reporting Period

In addition to those disclosed elsewhere in these financial statements, the following events occurring after the reporting periods are noted.

From January to March 2022, the Group granted 2,044,741 ordinary share options to its employees and directors with service based vesting conditions and weighted average exercise price of USD 4.45.

29. Restricted net Assets and Parent Company only Condensed Financial Information

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriation of 10% of net after-tax profits to be set aside prior to payment of dividends as statutory surplus fund, unless such reserve fund reaches 50% of the entity’s registered capital, the Group’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

The Company performs a test on the restricted net assets of its consolidated subsidiaries (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Section 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the condensed financial information for the parent company is required to be presented as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021.

Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

(a) Condensed balance sheets

	As of December 31,
	2020	2021	2021
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Interest in a subsidiary	472,273	1,177,380	184,667
Total non-current assets	472,273	1,177,380	184,667
Current assets
Cash and cash equivalents	885,611	1,464,637	229,722
Other receivables	84,278	86,352	13,544
Other current assets	1,097	—	—
Total current assets	970,986	1,550,989	243,266
Total assets	1,443,259	2,728,369	427,933
LIABILITIES
Non-current liabilities
Financial instruments with preferred rights	2,071,508	—	—
Total non-current liabilities	2,071,508	—	—
Current liabilities
Trade payables	—	49	7
Other payables and accruals	6,864	34,190	5,364
Total current liabilities	6,864	34,239	5,371
Total liabilities	2,078,372	34,239	5,371
Net (liabilities)/assets	(635,113)	2,694,130	422,562
SHAREHOLDERS’ (DEFICIT)/EQUITY
Share capital	24	66	10
Share premium	41,466	4,094,434	642,194
Treasury shares	(3)	(1,164)	(183)
Other reserves	(5,732)	(10,359)	(1,625)
Accumulated losses	(670,868)	(1,388,847)	(217,834)
Total shareholders’ (deficit)/equity	(635,113)	2,694,130	422,562

(b) Condensed statements of loss

	Year Ended December 31,
	2019	2020	2021	2021
	RMB’000	RMB’000	RMB’000	USD’000
Administrative expenses	(23)	(29,540)	(43,710)	(6,856)
Operating loss	(23)	(29,540)	(43,710)	(6,856)
Finance income/(costs)—net	335	(2,758)	—	—
Fair value loss of financial instruments with preferred rights	(59,397)	(579,286)	(674,269)	(105,756)
Loss before income tax	(59,085)	(611,584)	(717,979)	(112,612)
Income tax expense	—	—	—	—
Loss for the year	(59,085)	(611,584)	(717,979)	(112,612)

(c) Condensed statements of cash flows

	Year Ended December 31,
	2019	2020	2021	2021
	RMB’000	RMB’000	RMB’000	USD’000
Net cash from/(used in) operating activities	249	(4,766)	(31,025)	(4,866)
Net cash used in investing activities	(159,057)	(204,170)	(672,529)	(105,483)
Net cash generated from financing activities	99,990	934,284	1,319,418	206,945
Net (decrease)/increase in cash and cash equivalents	(58,818)	725,348	615,864	96,596
Cash and cash equivalents at the beginning of year	267,665	213,253	885,611	138,904
Effects of exchange rate changes on cash and cash equivalents	4,406	(52,990)	(36,838)	(5,778)
Cash and cash equivalents at end of year	213,253	885,611	1,464,637	229,722