Form 20-F
period 2022-12-31
Connect Biopharma Holdings Ltd
filed 2023-04-11
CIK 1835268

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable.

Commission file number 001-40212

Connect Biopharma Holdings Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12265 El Camino Real, Suite 350

San Diego, CA 92130, USA

(Address of principal executive offices)

Dr. Zheng Wei

12265 El Camino Real, Suite 350

San Diego, CA 92130, USA

Tel: +1 (858) 727-1045

Fax: +1 (858) 614-7007

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

55,041,247 Ordinary Shares, par value $0.000174 per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S.GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our consolidated financial statements were prepared in accordance with U.S. GAAP. Our reporting currency is the renminbi. Unless otherwise indicated, all monetary amounts in this annual report are in renminbi. All references in this annual report to “$”, “US$”, “USD”, “U.S. dollars” and “dollars” mean U.S. dollars and all references to “¥” and “RMB” mean renminbi. This annual report contains translations of specific foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at RMB 6.9646 to US$1.00, representing the exchange rate as of December 31, 2022 set forth in the China Foreign Exchange Trade System. We make no representation that the renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On March 1, 2023, renminbi to U.S. dollars exchange rate was RMB 6.9400 to US$1.00 in the China Foreign Exchange Trade System. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

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
•
our interim, “top-line” and preliminary results, which are subject to change;
•
our plans relating to partnering to undertake or complete clinical trials and relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
•
the market opportunity and competitive landscape for our product;
•
the success of competing therapies that are or may become available;
•
our failure or delay in patient enrollment in our clinical trials;
•
the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;
•
the timing of initiation and completion, and the progress of our drug discovery and research programs;
•
the timing or likelihood of regulatory filings and approvals for our product candidates for various diseases;
•
the ability to obtain and maintain regulatory approval of our product candidates;
•
our plans relating to the further development of our product candidates, including additional indications we may pursue;
•
existing law, regulations and regulatory developments in the United States, the People’s Republic of China, or PRC, Europe and other jurisdictions, including with respect to any possible de-listing, prohibition on trading of our securities, or adverse impact on the value of our securities traded in the United States;
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
•
our plans regarding our growth and expanding our operations, including with respect to expanding our senior management team;
•
our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•
our financial performance;
•
the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•
our anticipated use of our existing resources;
•
the reduced disclosure requirements applicable to us as an emerging growth company under the JOBS Act may make our ADSs less attractive to the investors; and
•
risks associated with geopolitical events, including the COVID-19 pandemic and the war in Ukraine, which have and may continue to negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities.

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Summary of Risk Factors

An investment in our ADSs, is subject to a number of risks, including risks related to doing business in the People's Republic of China, or PRC, risks related to our limited operating history, financial position and capital requirements, risks related to the discovery, development and regulatory approval of our product candidates, risks related to our reliance on third parties, risks related to commercialization of our product candidates, risks related to our business operations and industry, risks related to intellectual property, risks related to ownership of our ADSs and general risks. Investors should carefully consider all of the information in this annual report before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

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
•
Until recently, the Public Company Accounting Oversight Board, or PCAOB, was unable to inspect or investigate completely the work of our independent registered public accounting firm, and this lack of PCAOB inspections in the PRC prevented the PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. If, in the future, the PCAOB is unable to inspect or investigate completely the work of our independent registered public accounting firm, investors will be deprived of the benefits of PCAOB inspections.
•
Our ADSs and shares may be prohibited from trading under the Holding Foreign Companies Accountable Act (as amended), or the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in the PRC and as a result the Nasdaq Global Market may make a determination to delist our securities. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.
•
Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.
•
PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material negative change in our subsidiaries’ operations, significant depreciation of the value of our ADSs, or a complete hindrance of our ability to offer or continue to offer our securities to investors, which could cause the value of the securities of investors to become worthless.

•
We could be adversely affected by rising political tensions and any potential conflicts between the United States and the PRC.
•
The approval and the filing with the China Securities Regulatory Commission, or CSRC, may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market.
•
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
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
•
We may be restricted by industry-specific laws and regulations from transferring our scientific data outside of the PRC.
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
•
We will require substantial additional financing to achieve our goals, and a failure to obtain or access this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. Our existing capital will not be sufficient for us to fund our product candidates through regulatory approval, and we will need to raise additional capital to complete their development and commercialization.

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
•
The regulatory approval processes of the FDA, the PRC National Medical Products Administration, or the NMPA, the European Medicines Agency, or the EMA, and the European Commission, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
•
Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

Risks Related to Our Reliance on Third Parties

•
We rely, and expect to continue to rely, on third parties, including independent clinical investigators and contract research organizations to conduct some aspects of our preclinical studies and clinical trials.
•
We contract with third parties for the manufacture of our product candidates for preclinical studies and our ongoing clinical trials and expect to continue to do so for additional clinical trials and ultimately, for commercialization.

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
•
We have identified and may continue to identify material weaknesses in our internal control over financial reporting in the future.

General Risks

•
We are subject to risks arising from health epidemics, including COVID-19.
•
We are subject to risks associated with inflation pressures, natural disasters and failure to comply with environmental, health and safety laws and regulations.

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result of such trading prohibition, the Nasdaq Global Market may make a determination to delist our securities. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the PRC and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the PRC and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission-Identified Issuer. There can be no assurance that we would not be identified as a Commission-Identified Issuer in the future, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result the Nasdaq Global Market may make a determination to delist our securities. See Item 3.D. “Risk Factors— Risks Related to Doing Business in the PRC — Our ADSs and shares may be prohibited from trading under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the PRC and as a result the Nasdaq Global Market may make a determination to delist our securities. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our

ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.”

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

We conduct our business primarily through our subsidiaries in the PRC. Our PRC subsidiaries have obtained all necessary licenses and approvals to conduct our operations in the PRC and, to date, no application for any such licenses and approvals has been denied. If we fail to receive any requisite permission or approval from the CSRC, CAC or other PRC regulatory authorities for any securities offering or our operations, or the waiver of such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and obligate us to obtain such permission or approvals in the future, we may be subject to fines and penalties, suspension or limitations on our business activities in China, revocation of our business licenses, website closure, delay or restrictions on the contribution of the proceeds from this offering into the PRC, or other sanctions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. In addition, the CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offerings. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of any securities we offer from time to time, you would be doing so at the risk that the settlement and delivery may not occur. See Item 3.D. “Risk Factors— Risks Related to Doing Business in the PRC — Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business”; “Risk Factors— Risks Related to Doing Business in the PRC — PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material negative change in our subsidiaries’ operations, significant depreciation of the value of our ADSs, or a complete hindrance of our ability to offer or continue to offer our securities to investors, which could cause the value of the securities of investors to become worthless”; and “Risk Factors— Risks Related to Doing Business in the PRC — The approval of the CSRC may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”). As such, we may take advantage of specific exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•
not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
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

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common equity held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.

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

RISK FACTORS

Investors should carefully consider the risks and uncertainties described below and the other information in this annual report, including our consolidated financial statements and related notes appearing elsewhere in this annual report and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest or maintain any investment in our ADSs. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ADSs could decline and some or all of their value may be lost. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

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

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented some measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and results of operations. In July 2021, the PRC government provided new guidance on PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities, or VIEs. In December 2021, China Securities Regulatory Commission, or CSRC, published for public comment the draft rules that require Chinese companies including VIEs to file with the CSRC within three business days after applying for listing on a foreign exchange. On February 17, 2023, the CSRC enacted the Trial Measures for Administration of the Overseas Securities Offerings and Listings by Domestic Enterprises, and several supporting rules, collectively the New Filing Rules. According to the New Filing Rules and combined with the clarification in the CSRC Answers to Reporters’ Questions, PRC-based companies adopting VIE structure are allowed to carry out overseas offerings and listings, but at the same time, the New Filing Rules emphasize the examination and verification requirements for the listing of the PRC-based companies with VIE structure. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our operations in the PRC, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities or require enhanced disclosure by PRC-based companies could adversely affect our business and results of operations. If the business environment in the PRC deteriorates from the perspective of domestic or international investment, the PRC government may intervene with our operations and our business in the PRC and the United States, and the market price of our ADSs could be adversely affected.

The PRC government may intervene in or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. In recent years, the PRC government published new policies that significantly affected some industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry or us that could require us to seek permission from PRC governmental authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the PRC government have indicated an intent to increase the PRC government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in non-PRC markets, as well as non-PRC investment in PRC-based issuers like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, and could cause the value of our ADSs to significantly decline or become worthless.

Until recently, the Public Company Accounting Oversight Board, or PCAOB, was unable to inspect or investigate completely the work of our independent registered public accounting firm, and this lack of PCAOB inspections in the PRC prevented the PCAOB from regularly evaluating our independent registered public accounting firm's audits and its quality control procedures. If, in the future, the PCAOB is unable to inspect or investigate completely the work of our independent registered public accounting firm, investors will be deprived of the benefits of PCAOB inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in the PRC, a jurisdiction where the PCAOB has historically been unable to conduct inspections without the approval of the PRC authorities, there is a risk that the PCAOB will not be able to fully inspect or investigate our auditor.

Until recently, the inability to conduct PCAOB inspections in the PRC prevented the PCAOB from regularly evaluating audits and quality control procedures of our independent registered public accounting firm. If, in the future, the PCAOB no longer has full access to inspect or investigate completely accounting firms in the PRC, including our independent registered public accounting firm based in the PRC, we and investors in our ADSs will be deprived of the benefits of such PCAOB inspections. Also, the inability of the PCAOB to conduct inspections of auditors in the PRC has historically made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections, which could cause investors in our ADSs and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs and shares may be prohibited from trading under the HFCAA, in the future if the PCAOB is unable to inspect or investigate completely auditors located in the PRC and as a result the Nasdaq Global Market may make a determination to delist our securities. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.

Our independent registered public accounting firm that issued the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result of such trading prohibition, the Nasdaq Global Market may make a determination to delist our securities.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, including our auditor. In May

2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the PRC and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the PRC and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission-Identified Issuer. There can be no assurance that we would not be identified as a Commission-Identified Issuer in the future, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result the Nasdaq Global Market may make a determination to delist our securities.

If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.

Even before any required deadlines to meet the PCAOB inspection requirement, these efforts to increase U.S. regulatory access to audit information have caused and may continue to cause investor uncertainty for affected issuers, including us, and the market price of our ADSs have been and may continue to be adversely affected. Consequently, we may not be able to raise capital on terms acceptable to us, or at all and holders of our ADSs may sell our ADSs prior to the effective date of any such prohibition or to convert them into our Ordinary Shares.

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

In 2022, the Cyberspace Administration of China or the CAC took action against several PRC internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of PRC data subjects. In April 2020, the Chinese government promulgated the Cybersecurity Review Measures or the “2020 Cybersecurity Review Measures, which came into effect on June 1, 2020. In July 2021, the CAC and other related authorities released a draft amendment to the 2020 Cybersecurity Review Measures for public comments. On December 28, 2021, the Chinese government promulgated amended Cybersecurity Review Measures, or the 2022 Cybersecurity Review Measures, which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022.

According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators, or CIIOs that purchase network products and services and internet platform operators that conduct data processing activities are subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. The 2022 Cybersecurity Review Measures remain unclear on whether the relevant requirements will be applicable to the follow-on offerings of companies that have completed initial public offerings on overseas stock exchanges. As of the date of this annual report, we have not been informed by any PRC government agency that we qualify as a CIIO or internet platform operator, and we are not a data processor in possession of more than one million users’ personal information. Further, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority, and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review. Therefore, based on our understanding of the current PRC laws and regulations, we are of the view that we are unlikely to be subject to such cybersecurity review arising from our continued listing on a U.S. stock exchange or offerings of our securities thereon. The CAC, however, has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to ex officio cybersecurity reviews by the

CAC, and it is uncertain whether being listed in the United States would increase such possibility. If we are subject to such cybersecurity review, we may be ordered to suspend business or discontinue the development of new product candidates or business partnerships, among other things, pending completion of the review. If we fail to pass the cybersecurity review, we may face penalties such as fines, suspension of business, closure of websites, or revocation of relevant business licenses and permits, any of which could have a material adverse effect on our business and results of operations.

On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security, or the Draft Administrative Regulation, for public comments through December 13, 2021. Under the Draft Administrative Regulation, foreign listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority.

On July 7, 2022, CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that processes personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. Assessment of the data transfer will be effective for a total period of two years, after the expiration of which, data processors are required to re-apply for such security assessment. As of the date of this annual report, we have not processed more than one million individuals’ personal information in the PRC, and we have not provided more than 100,000 person’s personal information or/and 10,000 person’s sensitive personal information outside the PRC since January 1, 2022. In addition, as of the date of this annual report, we have not been informed by any PRC government agency that we qualify as a CIIO, and the Information Security Technology-Guidance for Identifying Important Data are only drafts for comments and have not been officially adopted.

Although CAC has taken administrative measures against PRC internet companies with user numbers exceeding one million regarding their listing and dual listing overseas, it is unclear what effect the cybersecurity review and data transfer requirements will have on the data transfer by companies already listed on U.S. stock exchanges on the life sciences sector generally and on us in particular. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines or suspension of operations, and this could lead to us de-listing from the U.S. stock market.

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

China’s National Information Security Standardization Technical Committee issued the Practice Guidelines for Cybersecurity Standards — Security Certification Specifications for Cross-border Processing of Personal Information on June 24, 2022 and issued Version 2.0 of such guidelines on December 16, 2022, or collectively, the Security Certification Specifications. The Security Certification Specifications serve as guidance for how personal information security certification should be conducted for cross-border transfer of personal information. However, the Security Certification Specifications are only recommended guidelines and compliance is not mandatory.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information, or the Standard Contract Measures, along with the formal version of the standard contractual clauses for cross-border transfer of personal information stipulated under the Personal Information Protection Law. The Standard Contract Measures will come into effect on June 1, 2023, and provide a six-month grace period. Any violation of the Standard Contract Measures shall be punished in accordance with the Personal Information Protection Law and other laws and regulations. We intend to comply with such measures within the six-month grace period in 2023. However, if we fail to comply with such measures by November 30, 2023, we may face legal liability under the Personal Information Protection Law, including being ordered to make corrections, given a warning, confiscation of illegally obtained gains, etc. The Personal Information Protection Law also provides for significant fines of up to RMB 50 million or 5% of annual revenues from the prior year for serious violations, and we may also be ordered to suspend any related activity or have our relevant business permits or business license revoked by the competent authorities.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. Compliance with such laws, rules and regulations could significantly increase the cost of our operations, require significant changes to our operations or even prevent us from operating in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, rules, regulations and other obligations relating to privacy, data protection and information security, it is possible our operations could fail to meet all of the requirements imposed on us. Any failure on our part to comply, or any compromise of security that results in unauthorized access, use or release of personal information or other data, or the perception or allegation that any failure or compromise has occurred, could damage our reputation, discourage new and existing partners, vendors or other parties from contracting with us or result in investigations, fines, suspension or other penalties by governmental authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our operations are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by such laws, rules and regulations and the recent PRC government actions could materially adversely affect our ability to raise capital, or to do so on favorable terms, including engaging in public or private equity or debt financings in the U.S. market.

Our PRC subsidiaries have obtained all necessary licenses and approvals to conduct our operations in the PRC and, to date, no application for any such licenses and approvals has been denied. If we fail to receive any requisite permission or approval from the CSRC, CAC or other PRC regulatory authorities for any offering of our securities or the continued listing of our securities on a U.S. stock exchange or for our operations, or obtain the waiver of such permission or approval, in a timely manner, or at all, or wrongly conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and obligate us to obtain such permission or approvals in the future, we may be subject to fines and penalties, suspension or limitations on our business activities in the PRC, revocation of our business licenses, website closure, delay or restrictions on the contribution of proceeds from any offering into the PRC, or other sanctions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material negative change in our subsidiaries’ operations, significant depreciation of the value of our ADSs, or a complete hindrance of our ability to offer or continue to offer our securities to investors, which could cause the value of the securities of investors to become worthless.

Our operations in the PRC are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over PRC-based companies listed overseas using variable interest entity structure, or VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Although we do not have a VIE structure, due to our operations in the PRC, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities or require enhanced disclosure by PRC-based companies could adversely affect our business and results of operations. If the business environment in the PRC deteriorates from the perspective of domestic or international investment, the PRC government may intervene in our operations and our business in the PRC and the United States, and the market price of our ADSs could be adversely affected.

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

The approval of and the filing with the CSRC may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market.

The PRC government has recently indicated an intent to take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen administration over illegal securities activities, and the need to strengthen supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of PRC-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On December 24, 2021, the CSRC released the draft Administrative Provisions on the Offshore Listing and Securities Issuance of PRC-Based Companies and the draft Administrative Measures on the Filing of Offshore Listing and Securities Issuance of PRC-Based Companies for public comments through January 23, 2022. Finally, on February 17, 2023, the CSRC enacted the New Filing Rules, which took effect on March 31, 2023. Under the New Filing Rules, PRC-based companies involved in any of the following circumstances shall not list or offer securities on foreign exchanges where: (i) the listing for financing is expressly prohibited by the laws, regulations and relevant provisions; (ii) the overseas offering and listing threatens or endangers the national security upon examination and verification by the relevant competent department of the PRC State Council; (iii) such PRC-based company or its controlling shareholder or actual controller has, in the past three years, committed a criminal offence such as corruption, bribery, encroachment or misappropriation of property or undermined the order of socialist market economy; (iv) such PRC-based company is under investigation by the judicial authority for being suspected of committing a crime or being involved in a major violation of laws or regulations, which has not yet reached a clear conclusion; or (v) there are major ownership disputes over the equity interests held by such PRC-based company’s controlling shareholder or the shareholder controlled by the controlling shareholder or actual controller. Where a PRC-based company falls under any of the aforesaid circumstances prior to its overseas listing and offering, such PRC-based company shall suspend or terminate its overseas listing and offering, and report to the CSRC and the relevant competent department of the PRC State Council in a timely manner.

In addition, under the New Filing Rules, an overseas listed issuer will be subject to the following obligations of filing or report: (i) if the issuer issues securities (excluding the securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc.) in the same overseas stock exchange, or such issuer issues convertible bonds, exchangeable bonds or preferred shares after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days upon the completion of such issuance; (ii) if the issuer seeks for the secondary listing or primary listing in any other overseas stock exchange after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days after submitting the application documents for issuance and listing overseas; (iii) if the issuer issues the securities in installments within the scope of authorization after its overseas issuance and listing, it shall make a filing with the CSRC within three (3) business days after the completion of its first issuance and state the total amount of the securities to be issued. After the completion of each remaining issuance, it shall submit a consolidated report on the issuance to CSRC; (iv) an overseas listed issuer shall report detailed information to the CSRC within three (3) business days from the occurrence and announcement of the following major events, including the change of such issuer’s control right, investigation and punishment imposed by the overseas regulatory security authority or the relevant competent authority, change of its listing status or listed sector, and the termination of listing voluntarily or compulsorily; and (v) where there is any material change in the major business and operation activities of an overseas listed issuer and such change does not fall within the scope of filing requirement, such issuer shall, within three (3) business days from the occurrence of such change, submit a special report and a legal opinion issued by a PRC law firm to the CSRC to explain the relevant information.

Since the New Filing Rules are relatively new, as of the date of this annual report, substantial uncertainties exist with respect to the interpretations and implementations of the New Filing Rules. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the New Filing Rules, a CSRC official indicated that the domestic companies that have completed overseas public offering and listing prior to the enactment of the New Filing Rules shall be regarded as existing issuers, or Existing Issuers. Existing Issuers are not required to file with CSRC immediately, but will be required to file with CSRC as required in the future for any future offering or listing of securities (which, for the purposes of the New Filing Rules, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) in overseas markets, either via direct or indirect means, within three working days upon completion of issuance of such securities.

As an Existing Issuer, we will be subject to the requirements imposed by the New Filing Rules in connection with future securities offerings, including future sales of our ADSs under our “at the market” offering program. We cannot assure investors that we will be able to complete such filing or comply with any other requirements that will be imposed on us under the New Filing Rules, on a timely basis or at all. Failure to comply with the filing requirements or any other requirements under the New Filing Rules could result in orders of rectification, warnings, fines to the relevant domestic companies ranging from RMB 1 million to RMB 10 million and fines on the controlling shareholder and other responsible persons, restrictions on our operations, having to delist from a stock exchange, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interests of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

Additionally, the requirements imposed by the New Filing Rules may delay or deter future offerings of our securities and impair our ability to obtain financing on acceptable terms or at all.

Further, on February 24, 2023, CSRC, the Ministry of Finance and other competent authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Provisions, which took effect on March 31, 2023, replaced the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing issued on October 20, 2009. Under the Confidentiality and Archives Provisions, for overseas securities offerings and listings (either directly or indirectly), the PRC-based companies shall strictly abide by relevant PRC laws and regulations to strengthen the legal consciousness for the confidentiality of state secrets and archives administration, and establish and improve the confidentiality and archives administration system, including without limitation (i) if a PRC-based company or its overseas listed entity intends to provides or publicly disclose certain documents and materials involving state secrets or governmental work secrets to other parties, including securities companies, security service agencies, overseas regulatory authorities, and other entities and individuals, it must first report to and obtain the approval from competent governmental authority and make a filing with the competent secrecy administrative department; and (ii) the PRC-based company and securities companies or securities service providers with which it shares regulated information must first obtain the approval of CSRC or competent governmental authorities before cooperating with or providing any documents and materials for inspection and investigation by overseas securities regulatory authorities or relevant competent authorities. As the Confidentiality and Archives Provisions were recently promulgated, their interpretation and implementation remain substantially uncertain. It is possible that the implementation of this regulation could hinder our ability to comply with U.S. securities laws and continued listing requirements or impede routine due diligence by securities counsel, potential underwriters or other investors, for instance by preventing or delaying the provision of requested information or the filing of material agreements or disclosures. The fruition of such risks could significantly limit or completely hinder our access to the U.S. capital markets and could cause the value of our securities, particularly our ADSs, to significantly decline or become worthless.

If we fail to receive any requisite permission or approval from or complete the filing with the CSRC or other PRC regulatory authorities for any offering or listing of our securities, or obtain the waiver of such permission or approval, in a timely manner, or at all, we may be subject to fines and penalties, suspension or limitations on our business activities in China, revocation of our business licenses, website closure, delay or restrictions on the contribution of proceeds from any offering into the PRC, or other sanctions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. In addition, the CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any offering. Consequently, if investors engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the securities we may offer from time to time in the future, investors would be doing so at the risk that the settlement and delivery may not occur.

Additionally, given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain whether we will be required to obtain permission from the PRC government to maintain our listing on any U.S. exchange (including retroactively), and even if such permission is sought, whether it will be denied or rescinded. Any future actions by the CSRC or other PRC regulatory authorities to exert more oversight and control over offerings conducted overseas and foreign investment in PRC-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in the PRC by non-PRC investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise if (i) any important industry is concerned,(ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by non-PRC investors that raise “national defense and security” concerns and mergers and acquisitions through which non-PRC investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions, we cannot assure the investors that we are not required to obtain such approval or pass such review under PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position, nor can we predict whether or how long it will take to obtain such approval or pass such review. Any failure to obtain or delay in obtaining the requisite governmental approval or review would subject us to sanctions imposed by the relevant PRC regulatory authority, including orders to stop the illegal act, confiscation of illegal income and a fine ranging from 1% to 10% of the sale amount of the preceding year or not more than 500,000 RMB (the specific amount of fines shall be determined in consideration of the nature of the illegal act, the extent and the period of time during which the act was continuing etc.).

While the application of the M&A Rules remains unclear, we believe, based on our understanding of the current PRC laws and regulations, that the CSRC approval under the M&A Rules would not be required in the context of future offerings of our securities in the U.S. market because Connect SZ, was incorporated as a domestic company in May 2012 and became a sino-foreign equity venture on August 23, 2012 in compliance with the M&A Rules, such that the M&A Rules are not applicable to us. However, the CSRC has not issued any definitive rule or interpretation concerning whether follow-on offerings of securities in the U.S. market are subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or any other PRC regulatory body determines that we need to obtain the CSRC’s approval for follow-on offerings or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for follow-on offerings, we may be unable to obtain such approvals on a timely basis or at all and we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we proceed with an offering of our securities without first receiving any required approvals. In any such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

Governmental control of currency conversion may limit our ability to remit funds out of the PRC and utilize our capital or future revenues effectively and could affect the value of any investment in our ADSs.

As a holding company, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments. As of December 31, 2022, there have not been any such dividends or other distributions from our subsidiaries. In addition, none of our subsidiaries have ever issued any dividends or distributions to us or to U.S. investors.

The majority of our income is expected to be received in Renminbi, and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the State Administration of the Foreign Exchange in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC

SAFE promulgated the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the RMB capital converted from non-PRC currency-denominated registered capital of a non-PRC-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from non-PRC currency-denominated registered capital of a non-PRC-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the non-PRC currency-denominated capital of a non-PRC-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from non-PRC currency-denominated registered capital of a non-PRC-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any non-PRC currency we hold, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE promulgated the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which permits non-investment non-PRC-invested enterprises to use their capital funds obtained from overseas exchange settlement to make equity investments in the PRC, with genuine investment projects and in compliance with effective non-PRC investment restrictions and other applicable laws. On April 10, 2020, SAFE issued a Notice of Optimizing Foreign Exchange Administration to Support Foreign

Business Development, which allows foreign enterprises to use receipts of capital funds from overseas without providing banks with authenticity certification materials on a transaction-by-transaction basis in advance, provided that the use of such receipts of capital funds from overseas is genuine and in compliance with certain applicable administrative regulations. However, since the promulgation of Circular 28 in 2019, substantial uncertainties remain as to its interpretation and implementation in practice.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year and participate in any share incentive plan of an overseas publicly listed company are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete other procedures, unless some exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See Item 6. “Directors, Senior Management and Employees – Compensation.”

In addition, the SAT has issued some circulars concerning employee share options and restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See Item 6. “Directors, Senior Management and Employees – Compensation.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37. Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as non-PRC individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, which was amended on December 30, 2019, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.

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

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was amended on October 17, 2017 and December 29, 2017. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immovable properties located in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income mainly derives from the PRC; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in the PRC or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

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

Rising political tensions and any potential conflicts between the United States and the PRC could reduce levels of trade, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been media reports in recent years on deliberations within the U.S. government regarding potentially limiting or restricting PRC-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of PRC-based issuers listed in the United States. It is unclear if this proposed legislation would be enacted.

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

The PRC and the United States have each imposed tariffs that have adversely affected trade between the two countries. Given the recent postponement of trade deal reviews between the two countries, it is not yet clear what impact tariff negotiations may have or what further actions the governments may take, and tariffs could potentially increase the price of our clinical supplies and negatively impact our business, results of operations and financial condition

Recent litigation, regulatory scrutiny and negative publicity surrounding PRC-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation, regulatory scrutiny and negative publicity surrounding PRC-based companies that are listed in the United States have negatively impacted stock prices for such companies. U.S.-listed public companies that have substantial operations in the PRC have been the subject of intense scrutiny by investors, equity-based research organizations and regulatory agencies, such as the SEC and PCAOB. Some of these companies have become subject to shareholder litigation or are conducting internal or external investigations into allegations of, among other things, accounting irregularities and mistakes, a lack of effective internal controls over financial accounting and inadequate corporate governance policies. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors or litigation, decreases and volatility in our ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

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

Governmental authorities in the PRC have granted tax benefits or financial incentives to our PRC subsidiaries as part of their efforts to encourage the development of PRC businesses, including in connection with the Contract for Granting the Right to Use State-owned Construction Land, or Land Use Agreement, and the investment agreement, or Investment Agreement, with governmental authorities in the PRC which we previously entered into. We have terminated the plan to build the facilities for which we had obtained land use rights.

In April 2023, the Jiangsu Taicang High-tech Industrial Development Zone Administrative Commission, or Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Company expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC.

We wrote off construction-in-progress assets related to our purchase of land use rights in 2021, as we terminated in 2022 our construction project to build a research and development laboratory, manufacturing facility, and administrative offices on the land with respect to which land use rights had been purchased. However, in the event that we do attempt in the future to develop additional facilities, we may incur higher costs and expenses than we would have incurred under our prior plan. We may encounter difficulties in accessing future opportunities and benefits from discretionary policies granted by governmental authorities in the PRC, which in turn would negatively affect our financial condition and results of operations.

The timing, amount and criteria of tax benefits or governmental financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We do not have the ability to influence government authorities in making these decisions. Governmental authorities may decide to reduce or eliminate tax benefits or incentives at any time. In addition, some of the governmental tax benefits or financial incentives are granted on a project or milestone basis and subject to the satisfaction of some conditions, including compliance with the applicable investment or financial incentive agreements and completion of the specific project or milestone therein. We cannot guarantee that we will satisfy all relevant conditions, and if we fail, we may be deprived of the relevant tax benefits or incentives. We cannot assure investors of the continued or future availability of governmental tax benefits or incentives currently enjoyed by us. Any elimination or reduction of tax benefits or financial or other incentives granted to us would have an adverse effect on our results of operations.

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

We may be restricted by industry-specific laws and regulations from transferring our scientific data outside of the PRC.

On May 28, 2019, the State Council promulgated the Regulation on the Administration of Human Genetic Resources, or the Regulation, which became effective on July 1, 2019. Under this Regulation, provision of human genetic resources materials or HGR Materials and human genetic resources information, or HGR Information, to non-PRC parties is subject to different forms of review and pre-approval. HGR Materials refers to genetic materials, such as organs, tissues or cells, which contain the human genome, genes and their products, and HGR Information refers to genetic information or data generated by using the HGR Materials. Only in order to obtain marketing authorization for relevant drugs and medical devices in the PRC and in the event without export, no approval is required in international clinical trial cooperation using the PRC’s HGR Materials and HGR Information at clinical institutions. However, the type, quantity and usage of the HGR Materials and HGR Information to be used shall be filed with the Ministry of Science and Technology, or MOST, before clinical trials. Otherwise, international cooperation in scientific research carried out by utilization of the PRC’s HGR Materials and HGR Information shall meet specified conditions, and the two cooperative parties shall jointly submit an application, which shall be approved by the MOST. In addition, delivery, mailing or carrying out of HGR Materials outside of the PRC shall be subject to the approval of the MOST, and an export certificate shall be obtained. The provision of HGR Information to non-PRC parties or permitting uses of HGR Information by non-PRC parties requires a record filing with MOST and submission of that corresponding information’s copy. If such provision or permitting uses could impact the public health, national security or public interest of the PRC, an additional security review will be conducted.

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

We have incurred significant operating losses since our inception. If our product candidates are not successfully developed and approved, we may never generate any revenue. Our net losses were RMB 797.1 million (USD 114.4 million) and RMB 1,306.8 million (USD 205.0 million) for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of RMB 3,175.2 million (USD 455.9 million). Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, increase our production capacity, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.

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

We will require substantial additional financing to achieve our goals, and a failure to obtain or access this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. Our existing capital will not be sufficient for us to fund our product candidates through regulatory approval, and we will need to raise additional capital to complete their development and commercialization.

The development of biopharmaceutical product candidates is capital-intensive. Since our inception, we have used substantial amounts of cash to fund our operations and we expect our expenses to increase in connection with our ongoing activities during the next few years, particularly as we conduct our ongoing and planned clinical trials of CBP-201, CBP-307 and CBP-174, continue research and development for any additional product candidates, and seek regulatory approval for our current product candidates and any future product candidates we may develop. In particular, we are actively seeking one or more potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, CBP-201. Although our ongoing pivotal trial in the PRC is currently unaffected and remains on track, our commencement of any Phase 3 program for CBP-201 is contingent upon securing the partnership or partnerships necessary to fully complete the program. There can be no assurance that we will secure such a partnership on a timely basis or acceptable terms, if at all.

In addition, as our product candidates progress through development and toward commercialization, we may need to make royalty or other payments to our licensors and other third parties. Furthermore, if and to the extent we seek to acquire or in-license additional product candidates or rights in the future, we may be required to make significant upfront payments, milestone payments, licensing payments, royalty payments and/or other types of payments. If we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, we have incurred significant costs associated with operating as a public company, and we expect to continue to incur significant costs associated with our operation as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital or find alternative sources of financing when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

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

Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our current and any future product candidates. Additional funding may not be available on acceptable terms, or at all. As a result of the COVID-19 pandemic and actions taken to slow its spread, as well as actual or anticipated changes in interest rates and economic inflation and the impact of the Russian/Ukraine conflict, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.

Our future financing requirements will depend on many factors, including:

•
the type, number, scope, progress, expansions, results, costs and timing of our clinical trials and preclinical studies of our product candidates which we are pursuing or may choose to pursue in the future;
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

Conducting clinical trials and preclinical studies is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, limit, reduce or terminate our product development, or future commercialization efforts or grant third-parties rights to develop and market product candidates that we would otherwise have the potential to develop and market ourselves. Our ability to grow and support our business and to respond to market challenges could be significantly limited in these circumstances, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. For example, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, or FDIC, on Friday, March 10, 2023, and the FDIC was appointed receiver to oversee the newly formed bridge bank Silicon Valley Bank, N.A., or SVB NA, which assumed all transferred assets from SVB. On March 26, 2023, First-Citizens Bank & Trust Company, Raleigh, North Carolina, or First Citizens, purchased all deposits and loans of SVB, and depositors of SVB became depositors of First Citizens. We hold deposits with First Citizens and an affiliate of SVB is a sales agent with respect to our “at the market” offering program. We have transferred the majority of our deposits from SVB NA to other financial institutions, and we do not currently anticipate problems accessing our deposits at First Citizens or other financial institutions. However, in the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, or with whom we have agreements, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Raising additional capital may cause substantial dilution to our shareholders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenues, we expect to finance our business and operational needs through equity offerings, debt financings or other financing sources, including potentially collaborations, licenses and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, investors’

ownership interest may be substantially diluted, and the terms of these securities may include liquidation or other preferences that adversely affect investors’ rights as a holder of our ADSs. We currently have an effective shelf registration statement covering the offering of up to $300,000,000 in the aggregate of our ADSs, including up to $150,000,000 of our ADSs that may be issued and sold from time to time “at the market” under a sales agreement with SVB Securities LLC and Cantor Fitzgerald & Co. There has been no take down from the shelf registration statement or sale of ADSs under such sales agreement, and we do not know the current viability of SVB Securities LLC, but any such financing if effected will be likely to cause substantial dilution to holders of our securities.

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

All jurisdictions in which we intend to conduct our clinical drug development activities regulate these activities in great depth and detail. We intend to focus our activities on major markets, including the United States and the PRC. We currently conduct clinical trials, including in the United States, the PRC, the European Union, or the EU, Australia and New Zealand and must comply with the numerous and varying regulatory requirements of each jurisdiction. Before obtaining marketing approval from the FDA, the NMPA, the European Commission, or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate the efficacy and safety of our product candidates. Clinical testing is expensive, time-consuming and subject to uncertainty. A failure of one or more clinical trials can occur at any stage of the process, and the outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

To date, we have not completed any pivotal clinical trials for any of our product candidates. We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. For example, in light of recent PRC governmental guidelines, in 2022 we decided to expand enrollment in our ongoing PRC-specific pivotal trial evaluating CBP-201 in patients with moderate-to-severe atopic dermatitis, resulting in a longer timeline than originally expected. We also cannot be sure that submission of an IND or similar application will result in the FDA, the NMPA, the EU Member States, or another regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even during these trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

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
•
delays in obtaining required ethics committee or institutional review board, or the IRB, approval at each clinical trial site, or terminations or suspensions of our clinical trials by the IRB;
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
•
imposition of a temporary, partial, full, or permanent clinical hold by regulatory authorities for a number of reasons, including after review of an IND or amendment or equivalent foreign application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;
•
developments in trials conducted by competitors for related technology that raises FDA, NMPA, EMA, or foreign regulatory authority concerns about risk to patients of the technology broadly, or findings by the FDA, the NMPA or a foreign regulatory authority that an investigational protocol or plan is clearly deficient to meet its stated objectives;
•
delays or failure in recruiting, screening and enrolling suitable patients and delays or failure caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;
•
difficulty collaborating with patient groups and investigators;
•
failure by our CROs, other third parties or us to adhere to clinical trial protocols;
•
failure to perform clinical trials in accordance with the FDA’s, the NMPA’s, the EMA's, or any other regulatory authority’s good clinical practice requirements, or GCPs, or applicable regulatory guidelines in other countries;
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

In addition, disruptions caused by the COVID-19 pandemic have increased the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical and clinical trials. For example, enrollment of our Phase 2 clinical trial of CBP-307 in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays or failure could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.

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

Further, conducting clinical trials in foreign countries for our product candidates, as in our ongoing clinical trials, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled study participants in foreign countries to adhere to clinical protocol as a result of differences in healthcare services, languages or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries, including war and the COVID-19 pandemic. For example, we have engaged CROs to conduct clinical trials outside of the U.S., including in Ukraine for our ongoing CBP-307 and CBP-201 trials. Russia’s invasion of Ukraine in 2022 has impacted our ability to continue our trials in Ukraine and the surrounding region and prevented us from obtaining data on patients previously enrolled at sites in these countries. This could also hinder the completion of our clinical trials and/or analyses of clinical results, which could materially harm our business.

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

These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner, or may require us to abandon one or more clinical trials altogether. For example, enrollment of our Phase 2 clinical trial of

CBP-307 in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. In addition, we engaged CROs to conduct clinical trials outside of the U.S., including in Ukraine for our ongoing CBP-307 and CBP-201 trials and patient enrollment in Ukraine was disrupted in 2022 due to the war. Delays in the completion or termination of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates may be associated with serious adverse events or undesirable side effects or have other properties that could delay or halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Adverse events or other undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the NMPA or other comparable foreign regulatory authorities for such product candidates. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. We have observed treatment-related adverse events in clinical trials of our product candidates.

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

If any serious adverse events occur, clinical trials or commercial distribution of any product candidates or products we develop or commercialize could be suspended or terminated, and our business could be seriously harmed. Treatment-related side effects could also affect patient recruitment and the ability of enrolled patients to complete the trial or result in potential liability claims. Regulatory authorities could order us to cease further development of, deny approval of, or require us to cease selling any product candidates or products for any or all targeted indications. If we are required to delay, suspend or terminate any clinical trial or commercialization efforts, the commercial prospects of one or more product candidates or products may be harmed, and our ability to generate product revenues from them or other product candidates that we develop may be delayed or eliminated. Additionally, if one or more of our product candidates receives marketing approval and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:

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

We have conducted, and may in the future choose to conduct, clinical trials outside the United States for our product candidates. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to specific conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not conducted pursuant to an IND, the FDA will not accept the data as support for an application for marketing approval unless the study was conducted, in accordance with GCP requirements, and the FDA must also be able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept the data from our clinical trials of our product candidates, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.

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

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval program in the United States, for example, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, confirmatory studies to verify and describe the drug’s clinical benefit. If such confirmatory studies fail to confirm the drug’s clinical benefit, or if the sponsor fails to conduct such studies in a timely manner, the FDA, may withdraw its approval of the drug on an expedited basis. In addition, in December 2022, President Biden signed an omnibus appropriations bill to fund the U.S. government through fiscal year 2023. Included in that omnibus bill was the Food and Drug Omnibus Reform Act of 2022, which among other things, introduced reforms intended to expand the FDA’s ability to regulate products receiving accelerated approval, including by increasing the FDA’s oversight over the conduct of confirmatory trials, or requiring that such confirmatory trials be underway at the time of approval; however, the ultimate impact of these reforms remains unclear.

Prior to seeking accelerated approval from the FDA or a comparable accelerated or conditional approval from other regulatory authorities, for any of our product candidates, we intend to seek feedback from the applicable regulatory authorities and will otherwise evaluate our ability to seek and receive any form of accelerated or conditional approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA or BLA, for accelerated approval or seek any other form of expedited development, review or approval. Furthermore, if we decide to submit an application for accelerated approval for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA, the NMPA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type.

Further, there have been regulatory initiatives in the PRC in the past few years in relation to clinical trial approvals, the evaluation and approval of some drugs and medical devices and the simplification and acceleration of the clinical trial process. As a result, the regulatory process in the PRC is evolving and subject to change.

A failure to obtain accelerated approval or any other form of expedited development, review or approval for one of our product candidates would result in a longer time period to commercialization of such product candidate, if any, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace. Even if we do obtain accelerated approval for our products, FDA, the NMPA, or other comparable foreign regulatory authorities could withdraw approval based on the results from our confirmatory trials.

We are early in our development efforts and have only three product candidates, CBP-201, CBP-307, and CBP-174, in clinical development. If we are unable to successfully develop product candidates or experience significant delays in doing so, our business will be materially harmed.

We are in the early stages of our development efforts and have only three product candidates, CBP-201, CBP-307 and CBP-174, in clinical development. Any additional product candidates will need to progress through IND-enabling studies prior to clinical development. We have invested substantially all of our efforts and financial resources into developing our current product candidates, identifying potential product candidates and conducting preclinical studies and clinical trials. As a result, we have limited infrastructure and experience in conducting clinical trials as a company and in engaging in regulatory interactions, and cannot be certain that our ongoing or planned clinical trials will be initiated or completed on time, if at all, that our planned development programs would be acceptable to the FDA, the NMPA or other comparable foreign regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized. In particular, we are actively seeking one or more potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, CBP-201. Although our ongoing pivotal trial in the PRC is currently unaffected and remains on track, our commencement of any Phase 3 program is contingent upon securing the partnership or partnerships necessary to fully complete the program. There can be no assurance that we will secure such a partnership on a timely basis or acceptable terms, if at all.

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
•
maintaining an acceptable safety, tolerability and efficacy profile of our products following approval, if any;
•
acceptance of our products, if and when approved, by patients, the medical community and third-party payors; manufacturing our product candidates at an acceptable cost;
•
the impact of the COVID-19 pandemic on our current or future clinical trials, including any enrollment delays;
•
the impact of the war in Ukraine on our clinical trials, including terminated patient enrollment and trial data collection; and
•
maintaining and growing an organization of people who can develop our products and technology.

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

We are early in our development efforts for our product candidates, and we will need to successfully complete pivotal clinical trials in order to obtain FDA, NMPA or comparable foreign regulatory approval to market any of our current or future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA or BLA is a complicated and expensive time-consuming process. We have not previously completed any pivotal or Phase 3 clinical trials, have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted a NDA or BLA or other comparable foreign regulatory submission for any product candidate. We also plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years, which may be a difficult process to manage with our limited resources and which may divert the attention of management. In addition, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that will support regulatory submissions and lead to approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting NDAs or BLAs for and commercializing our product candidates.

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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus or emergence of new variants may lead to further inspectional delays. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic or other health concerns. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA, the NMPA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, the NMPA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business

Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

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

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of some products and services to countries, governments, and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed as a result of military conflicts in other countries may impact CROs’ ability to continue activities at clinical trial sites within regions covered by such sanctions. For example, as a result of the military conflict between Russia and Ukraine, the United States and its European allies have imposed sanctions on specific industry sectors and parties in Russia and the regions of Donetsk and Luhansk in Ukraine, as well as enhanced export controls on some products and industries. These and any additional sanctions and export controls, as well as any economic countermeasures by the governments of Russia or other jurisdictions, could adversely impact our ability to continue activities at clinical trial sites within regions covered by such sanctions or directly or indirectly disrupt our supply chain. If we or our third-party contractors, including our CROs, fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of some export privileges.

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

We contract with third parties for the manufacture of our product candidates for preclinical studies and our ongoing clinical trials, and expect to continue to do so for additional clinical trials and ultimately, for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or drugs or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and we expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials. We do not have long-term supply agreements. Furthermore, the raw materials for our product candidates are sourced, in some cases, from a single-source supplier. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. For example, the extent to which the global supply chain disruptions impact our ability to procure sufficient supplies for the development of our product candidates will depend on the actions undertaken to contain COVID-19, regional military conflicts and terrorism, the trade relations between countries and regions, as well as the recovery of global supply chain from COVID-19 related regional lockdowns.

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
•
the failure of the third-party contractors to manufacture our product candidates according to our specifications and/or the regulatory requirements;
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

We expect to seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs or other reasons affecting our ability to develop or commercialize the product candidates or manufacturing constraints in some or all jurisdictions. For example, we are actively seeking one or more potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, CBP-201. Although our ongoing pivotal trial in the PRC is currently unaffected and remains on track, our commencement of any Phase 3 program for CBP-201 is contingent upon securing the partnership or partnerships necessary to fully complete the program.

We may not be successful in our efforts to secure such a partnership for CBP-201 or other such collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. There have been a significant number of recent business combinations among large pharmaceutical and biomedical companies that may result in a reduced number of potential future collaborators and changes to the strategies of the combined companies.

As a result of the foregoing factors, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may need to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense.

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
•
the prevalence and severity of the diseases and any side effects;
•
the convenience and ease of administration;

•
acceptance of a new drug or biologic for the relevant indication by healthcare providers and their patients;
•
the reimbursement pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;
•
our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;
•
the willingness of patients to pay all, or a portion of, out-of-pocket costs in the absence of coverage and adequate reimbursement by third-party payors and government authorities;
•
any restrictions on the use of our products, and the prevalence and severity of any adverse effects;
•
the success of our physician education programs;
•
the timing of market introduction of our products as well as competitive drugs;
•
potential product liability claims;
•
availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments;
•
the effectiveness of our or any of our potential future collaborators’ distribution, sales and marketing strategies; and
•
unfavorable publicity relating to the product.

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

Furthermore, rules and regulations regarding reimbursement change frequently, in some cases at short notice, and we believe that changes in these rules and regulations are likely. Obtaining and maintaining reimbursement status is time consuming, costly and uncertain. These payors may deny or revoke the reimbursement amount of a given product at any time. If reimbursement is not available or is available at only limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement of our products. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop, which could have an adverse effect on our operating results and our overall financial condition.

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

In the PRC, the National Healthcare Security Administration of the PRC, or NHSA, or provincial or local healthcare security authorities, together with other government authorities, review the inclusion or removal of drugs from the PRC’s National Drug Catalog for Basic Medical Insurance, Work-related Injury Insurance and Maternity Insurance, or the National Reimbursement Drug List, or the NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program regularly, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. There can be no assurance that any of our product candidates will be included in the NRDL after initial approval for commercial sale. Historically, pharmaceutical products included in the NRDL are typically generic and essential drugs, while innovative drugs similar to our product candidates have been more limited on their inclusion in the NRDL due to cost constraints. Since 2019, innovative drugs similar to ours are subject to pricing negotiation with the NHSA for the NRDL inclusion, potentially with significant price reduction. If we were to successfully launch commercial sales of our products but fail in our efforts to have our products included in the NRDL, our revenue from commercial sales will be highly dependent on patient self-payment, which can make our products less competitive.

Moreover, increasing efforts by governmental and third-party payors in the United States, the PRC and other jurisdictions to cap or reduce healthcare costs may cause payors to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the overall rising costs of healthcare, the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative or regulatory changes. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

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

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We are highly dependent upon our senior management, particularly our Chief Executive Officer and our President and Chairperson, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our planned clinical trials or the commercialization of our product candidates. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees, except for our Chief Executive Officer and our President and Chairperson. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

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

We had 100 full-time employees as of December 31, 2022. We have been experiencing challenges in attracting and retaining qualified personnel, including with respect to expanding our senior management team. We expect to continue to hire, but could encounter difficulties in attracting and retaining candidates who meet our needs in a timely manner and on favorable terms.

We may expand our facilities in the United States and the PRC in the future to support our growth, including the clinical development and potential commercialization of our product candidates. However, we have terminated our plan to build a research and development laboratory, manufacturing facility, and administrative offices on the land with respect to which land use rights had been obtained in the PRC, which may limit our access to future opportunities and benefits from discretionary policies granted by governmental authorities in the PRC, and in turn would negatively affect our financial condition and results of operations. Additionally, as a result of the termination of construction, we have written off related construction costs in the amount of RMB 32.8 million (USD 4.7 million) to net impairment losses in our Consolidated Statements of Net Loss.

As we continue development and pursue the potential commercialization of our product candidates, we will need to continue to expand our financial, development, regulatory, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

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

We have incurred and may continue to incur significant costs for our clinical trials for our product candidates.

We have incurred and may continue to incur significant costs for our clinical trials for our product candidates. The majority of our third-party expenses have been related to the development of CBP-201 and CBP-307. During the years ended December 31, 2021 and 2022, we spent RMB 349.5 million (USD 54.8 million) and RMB 376.6 million (USD 54.1 million), respectively, in clinical trial related expenses relating to CBP-201, and RMB 112.3 million (USD 17.6 million) and RMB 183.1 million (USD 26.3 million), respectively, in clinical trial related expenses relating to CBP-307. Product candidates in a later-stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our costs to increase as we continue clinical trials (especially if we move into Phase 3 clinical trials) and, if we manufacture or have manufactured, any of our product candidates.

We cannot determine with certainty the timing or costs or probability of success of current or future clinical trials of our product candidates due to the inherently unpredictable nature of clinical development. We anticipate that we will make determinations as to which indications to pursue, as well as how much funding is needed to direct to each indication on an ongoing basis in response to the results of clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for clinical development of our product candidates and if any of our product candidates can be commercialized. In particular, we are actively seeking one or more potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, CBP-201. Although our ongoing pivotal trial in the PRC is currently unaffected and remains on track, our commencement of any Phase 3 program is contingent upon securing the partnership or partnerships necessary to fully complete the program. There can be no assurance that we will secure such a partnership on a timely basis or acceptable terms, if at all.

Our clinical development costs for our product candidates are highly uncertain and may vary significantly based on factors such as:

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

Any of these variables with respect to the development of our product candidates could result in a significant change in the costs and timing associated with their development. Despite our efforts and the costs incurred and to be incurred, we may never succeed in obtaining regulatory approval for any of our product candidates, which could significantly harm our business, operating results, prospects or financial condition.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-corruption and anti-bribery laws of the PRC and other countries in which we operate, as well as U.S. and foreign export controls, trade sanctions and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

Our operations are subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of the PRC and other countries in which we operate. The FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from, directly or indirectly, offering, authorizing or making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or other advantage. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have and have had direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations, including in connection with land use and investment agreements with governmental authorities in the PRC.

As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. If our procedures and controls to monitor anti-bribery compliance fail to protect us from reckless or criminal acts committed by our employees or agents or if we, or our employees, agents, contractors or other collaborators, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

In addition, our products, if approved, may become subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our future sales and adversely affect our future revenue. Compliance with applicable regulatory requirements regarding the export of our products may delay the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with applicable export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Any limitation on our ability to export or sell our products, if approved, would likely adversely affect our business.

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

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:

•
the U.S. Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. This statute has been interpreted to apply to, among other things, arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
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
•
the U.S. Physician Payments Sunshine Act, which requires some manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with some exceptions) to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), some non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives) and teaching hospitals as well as ownership and investment interests held by the physicians described above and their immediate family members; and
•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or paid for by the patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.

Because of the breadth of these laws and the limited statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations.

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

In the United States, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, or collectively HIPAA, imposes, among other things, specific standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.

Some states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, California Consumer Privacy Act of 2018, or the CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling specific personal information. It also provides a private right of action for data breaches has increased the likelihood of, and risks associated with data breach litigation and creates a statutory damages framework. In addition, the California Privacy Rights Act, or the CPRA, generally went into effect on January 1, 2023, and significantly amends the CCPA, including by expanding consumers’ rights with respect to personal information and creating a new state agency to oversee implementation and enforcement efforts. Additional compliance investment and potential business process changes may be required before the enforcement of CPRA in July 2023. Similar laws have passed in Virginia, Connecticut, Utah and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Our operations in Europe may also be subject to increased scrutiny or attention from data protection authorities. For example, the General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or EEA. The GDPR increases our obligations with respect to clinical trials conducted in the EU by expanding the definition of personal data to include coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators. Failure to comply with the requirements of GDPR may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. In addition, the GDPR confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States; in July 2020, the Court of Justice of the EU, or the CJEU, limited how organizations could lawfully transfer personal data from the EU/EEA to the United States by invalidating the Privacy Shield for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or SCCs. The European Commission issued revised SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. In March 2022, the US and EU announced a new regulatory regime intended to replace the invalidated regulations; however, this new EU-US Data Privacy Framework has not been implemented beyond an executive order signed by President Biden on October 7, 2022 on Enhancing Safeguards for United States Signals Intelligence Activities. European court and regulatory decisions subsequent to the CJEU decision of July 16, 2020 have taken a restrictive approach to international data transfers.

Since the beginning of 2021, after the end of the transition period following the UK’s departure from the EU, we have also been subject to the UK data protection regime, which imposes separate but similar obligations to those under the GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company’s global annual revenue for the preceding financial year, whichever is greater.

On January 31, 2022, the European Union's Clinical Trials Regulation entered into application. This new regulation imposes obligations on the use of data generated from clinical trials and enables European Union patients to have the opportunity to access information about clinical trials.

The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

Regulatory authorities in the PRC have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC’s Cyber Security Law, which became effective in June 2017, created the PRC’s first national-level data protection for “network operators,” which may include all organizations in the PRC that provide services over the internet or another information network. In addition, some industry-specific laws and regulations affect the collection and transfer of personal data in the PRC. For example, on May 28, 2019 the PRC State Council promulgated the Regulation on the Administration of Human Genetic Resources which became effective on July 1, 2019. Under the Regulation, international collaborative projects involving human genetic resources or HGR are subject to approval by the MOST, except for international collaborations on clinical trials intended to support marketing approval of drugs and devices in the PRC that do not transfer HGR Materials abroad. The PRC has established a record-filing procedure for such exceptions. This HGR regulatory regime is further confirmed by the Biosecurity Law of the PRC published by the Standing Committee of the NPC of the PRC in October 2020 and came into effect in April 2021. To comply with such record-filing procedure, the parties must submit information as to the types, quantities and purposes of the HGR used prior to the commencement of the trials. As for cross-border transfer of the HGR samples or associated data, they are subject to different forms of review and pre-approval, respectively. Any export or cross-border transfer of the HGR samples shall be subject to the approval of the MOST, and an export certificate shall be obtained. The provision of HGR associated data to non-PRC parties or permitting uses of HGR associated data by non-PRC parties requires a record filing with MOST and submission of that corresponding information’s copy. If such provision or permitting uses could impact the public health, national security or public interest of the PRC, an additional security review will be conducted. In March 2022, the MOST published the draft Implementing Rules for the Regulations of the PRC on the Administration of Human Genetic Resources, which offered certain clarification on the definition of non-PRC parties, the scope of international collaboration, HGR Information and HGR Materials, as well as criteria for security review. This draft is not yet promulgated. In March 2023, the 14th National People’s Congress announced a restructuring of the State Council, under which the HGR approval authorities will likely be transferred from MOST to the National Health Commission, or the NHC. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in disgorgement of illegal gains, confiscation of HGR samples and associated data, administrative fines, temporary (1-5 years) or permanent disbarment of companies and responsible persons from further HGR projects, or even criminal liability. Further, the parties of an international collaboration are required to jointly own patents arising from the international cooperation, which may adversely affect our ability to exclusively own patents arising from such collaborations as related to our products.

For further information regarding data protection and cybersecurity laws in the PRC, see “Item 3.D. “Risk Factors— Risks Related to Doing Business in the PRC — Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.”

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

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, or the ACA, was enacted in the United States. Among the provisions of the ACA of importance to our potential product candidates, the ACA: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expands eligibility criteria for Medicaid programs; expanded the entities eligible for discounts under the 340B Drug Discount Pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers, up to 2% per fiscal year that started in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect into 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Following the end of the temporary suspension, the law provided for 1% Medicare sequestration in the second quarter of 2022, with the full 2% sequestration going into effect thereafter until 2031. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, beginning January 1, 2024.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes inflation rebates on drug and biological product manufacturers for products reimbursed under Medicare Parts B and D to if the prices of those products increase faster than inflation beginning in 2023; implements changes to the Medicare Part D benefit that, beginning in 2025, will cap benefit annual out-of-pocket spending at $2,000, with new discount obligations for pharmaceutical manufacturers; and, beginning in 2026, establishes a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with the Centers for Medicare and Medicaid Services. The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. Similar or other drug pricing proposals could appear in future legislation. Further, it is possible that additional governmental action will be taken in response to the COVID-19 pandemic or other health concerns.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to address pharmaceutical and biological product pricing, including transparency measures that require the disclosure of prices, including price changes, marketing costs, and research costs, among others. In some cases, state laws and regulations have been designed to encourage importation from other countries and bulk purchasing. In addition, several recently passed state laws require disclosures related to state agencies and/or commercial purchasers with respect to certain price increases that exceed a certain level as identified in the relevant statutes. Some of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our future reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017, or the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for some patients with life-threatening diseases or conditions to access some investigational new drug products that have completed a Phase 1 clinical trial. Under some circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA approval under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

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

The CFIUS has jurisdiction over investments in which a foreign person acquires control over a U.S. company, as well as some non-controlling investments in U.S. businesses that deal in critical technology, critical infrastructure, or sensitive personal data. Some transactions involving U.S. businesses that deal in critical technology are subject to a mandatory filing requirement. Accordingly, to the extent the U.S. portion of our business decides to take investments from foreign persons, or we decide to invest in or acquire, in whole or in part, a U.S. business, such investments could be subject to CFIUS’ jurisdiction. To date, none of our investments have been subject to CFIUS review but, depending on the particulars of ongoing or future investments, we may be obligated to secure CFIUS approval before closing, which could delay the time period between signing and closing. If we determine that a CFIUS filing is not mandatory (or otherwise advisable), there is a risk that CFIUS could initiate its own review, if it determines that the transaction is subject to its jurisdiction. If an investment raises significant national security concerns, CFIUS has the authority to impose mitigation conditions or recommend that the President block a transaction.

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

Our information technology systems, or those of our CROs, manufacturers, other contractors or consultants or collaborators, may fail or suffer system failures, security breaches or deficiencies in cybersecurity, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or trigger contractual and legal obligations.

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

Despite the implementation of security measures, our information technology systems and those of our current and any future CROs and other contractors, consultants, vendors and collaborators may fail and are vulnerable to attack, breakdown, breach, interruption or damage from computer viruses and malware (e.g. ransomware), cybersecurity threats, computer hackers, phishing, fraud, denial or degradation of service attacks, malicious code, human error or malfeasance, theft or misuse, denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, fire and telecommunication and electrical failures. Our information technology systems, including corporate firewalls, servers and connection to the Internet, face the risk of systemic failure that could disrupt our operations.

Cyberattacks, security breaches, computer viruses, malware and other incidents could cause misappropriation, loss or other unauthorized disclosure of clinical or other confidential data, materials or information. Increasingly complex methods have been used in cyberattacks, including ransomware, phishing, structured query language injections and distributed denial-of-service attacks. For instance, we experienced unauthorized access to our systems in May 2021 due to phishing, and as a result, we incurred a loss of RMB 7.0 million (USD 1.1 million). The risk of a security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. As a result of the COVID-19 pandemic, and continued hybrid working environment, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. As such, we may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and some of our contractors or CROs are from time to time subject to cyberattacks and security incidents. If such an event were to occur and cause interruptions in our operations or result in the unauthorized use, disclosure of or access to personally identifiable information or individually identifiable health information (potentially violating privacy laws), it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions cause us to breach our contractual obligations, subject us to mandatory corrective action, and otherwise subject us to liability under laws, regulations and contracts that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages. Some applicable federal, state and foreign government requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors, or organizations with which we have formed strategic relationships. Even though we may have contractual protections with such vendors, contractors, or other organizations, notifications and follow-up actions related to a security breach could impact our reputation, cause us to incur significant costs, including legal expenses, harm customer confidence, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure or use of confidential or proprietary information, we could incur liability, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance with privacy and security laws. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

Further, the costs of attempting to protect our systems against the foregoing risks and the costs of responding to a cyberattack are significant. Large scale data breaches at other entities increase the challenge we and our contractors or CROs face in maintaining the security of our systems and networks. Following a cyberattack, our and/or our contractors or CROs’ remediation efforts may not be successful, and a cyberattack could result in interruptions, delays or cessation of business. In addition, breaches of our and/or our contractors or CROs’ security measures and the unauthorized dissemination of clinical or other confidential data or information could expose us to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of business, litigation or other actions which could have a material adverse effect on our business, prospects, reputation, results of operations and financial condition. In addition, if we fail to adhere to our policies and other published statements or applicable laws concerning our processing, use, transmission and disclosure of protected information, or if our statements or practices are found to be deceptive or misrepresentative, we could face regulatory actions, fines and other liability.

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

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. In addition, we may have, arrangements with governmental authorities that have obligations or responsibilities that we cannot successfully fulfill with potentially significant adverse consequences to us. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our ADSs, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations.

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

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover such technology. There can be no assurance that our current or future patent applications or the patent applications of our current and future licensors will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States, the China National Intellectual Property Administration, or the NIPA, courts in the PRC or by the patent offices and courts in other jurisdictions or will result in patents being issued. In addition, there can be no assurance that any issued patents will afford sufficient protection against competitors or other third parties with similar technology, or will not be infringed, designed around or invalidated. Even issued patents may later be found invalid or unenforceable, in whole or in part, or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, under PRC patent law, any organization or individual that applies for a patent in a foreign country for an invention or utility model accomplished in the PRC is required to report to NIPA for confidentiality examination.

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

We have in-licensed some intellectual property rights, including specific intellectual property rights relating to H3R antagonists, and we may license other intellectual property rights in the future. If, for any reason, any license agreement is terminated or we otherwise lose the rights associated with such license, it could adversely affect our business. Any collaboration agreement or license agreement we have entered into, or are likely to enter into, imposes or is likely to impose, various development, commercialization, funding, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us, as well as milestone, royalty, annual maintenance and other payment obligations. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, or if, in spite of our efforts, a collaborator or licensor concludes that we have materially breached our obligations under such agreement, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, have manufactured, and commercialize products that are covered by the licensed technology or having to negotiate new or reinstated licenses on less favorable terms, or enable a competitor or other third party to gain access to the licensed technology. Additionally, if any future license agreement includes a sublicense from a third party who is not the original licensor of the intellectual property at issue, then we must rely on our direct licensor to comply with its obligations under the primary license agreements under which such licensor obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If such a licensor fails to comply with its obligations under its upstream license agreement, the original third-party licensor may have the right to terminate the original license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms or at all, or such license may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Any such events may impact our ability to continue to develop and commercialize our current and any future product candidates incorporating the relevant intellectual property.

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

Depending upon the timing, duration and specifics of FDA marketing approval of our current and future product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is limited to one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in some foreign countries upon obtaining the applicable regulatory approval for our current and any future product candidates. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries or areas, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.

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

In the PRC, however, due to the lack of effective law or regulation providing for patent linkage or data exclusivity (referred to as regulatory data protection), historically a lower-cost generic drug could emerge onto the market much more quickly. PRC regulators published regulations in 2021 for a patent dispute early resolution mechanism, which may be comparable to the patent linkage system in the U.S. Although the amendment to the PRC Patent Law which came into effect in 2021 introduced “patent term compensation” for a maximum of 5 years, corresponding to the patent term extension under the U.S. federal law, no regulation has been issued to implement patent term extension in the PRC. Similarly, the draft amendment to the Regulations for the Implementation of the Drug Administration Law in May 2022 for public comments through June 9, 2022, provided for 6 years data exclusivity of undisclosed trial data and other data of any drug containing a new chemical entity; no regulation has been finalized and adopted to implement data exclusivity in the PRC. These factors result in weaker protection for us against generic competition in the PRC than could be available to us in the United States. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Because our development programs require the use of intellectual property rights held by other parties, such as relating to H3R antagonists, the growth of our business may depend in part on our ability to acquire, in-license or use such third-party intellectual property rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our current and any future product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the applicable program and/or develop alternative approaches that do not infringe, misappropriate or otherwise violate such intellectual property rights. This could entail additional costs and development delays, and the development of such alternatives may not be feasible. Any of the foregoing could prevent us from developing or commercializing one or more of our product candidates, force us to modify such product candidates, or cease some aspect of our business operations, and our business, financial condition, results of operations and prospects could suffer.

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

Europe’s upcoming Unified Patent Court may in particular present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. In 2012, the European Patent Package, or EU Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court, or UPC, for litigation involving European patents. Implementation of the EU Patent Package will likely occur in the first half of 2023. Under the UPC, all European patents, including those issued prior to ratification of the European Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Under the EU Patent Package as currently proposed, we will have the right to opt our patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude us from realizing the benefits of the new unified court.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights or the marketing of competing products in violation of our intellectual property or proprietary rights. In particular, the validity, enforceability and scope of protection available under the relevant laws in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, intellectual property and confidentiality legal regimes in the PRC may not afford protection to the same extent as in the United States or other countries. Policing unauthorized use of intellectual property or proprietary technology in foreign jurisdictions is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our current or future licensors or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our current and future licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our current and future licensors at risk of not issuing and could provoke third parties to assert claims against us. Moreover, the experience and capabilities of courts in foreign jurisdictions, including PRC courts, in handling intellectual property litigation varies, and outcomes are unpredictable. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. An adverse determination in any such proceeding or litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.

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

In addition, geopolitical actions in various countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business.

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

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators and partners, particularly given that our commencement of any Phase 3 program for CBP-201 is contingent upon securing the partnership or partnerships necessary to fully complete the program.

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
•
the changing global political environment and military actions and their effect on the economy and financial market; and
•
intellectual property, product liability or other litigation against us.

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

From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our business strategy and performance may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the war between Russia and Ukraine, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business, financial condition and results of operations and the price of our ADSs.

If we fail to meet the continued listing requirements of Nasdaq, it could result in a delisting of our ADSs.

Our ADSs are listed on the Nasdaq Global Market. In order to maintain our listing, we must meet minimum financial and other requirements, including requirements for a minimum closing bid price per share of $1.00, a minimum amount of capital, and various corporate governance requirements.

Although we are currently in compliance with the Nasdaq Global Market’s continued listing requirements, we have in the past been subject to notifications from Nasdaq that we were not in compliance with certain listing requirements, and we cannot assure investors that we will be able to continue to comply with such requirements in the future. In the event that our ADSs are delisted from the Nasdaq Global Market and are not eligible for quotation or listing on another market or exchange, trading of our ADSs could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our ADSs, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ADSs to decline further. Also, it may be difficult for us to raise additional capital if we are not listed on a major exchange.

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

Our executive officers, directors and greater than 5% shareholders, in the aggregate, own approximately 72.5% of our outstanding ordinary shares (including 36,472,394 ordinary shares represented by ADSs and assuming no exercise of outstanding options). Furthermore, some of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, if they act together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

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

We have a total of 36,472,394 ordinary shares represented by ADSs outstanding, assuming no exercise of outstanding options, which are freely tradable, without restriction, in the public market, unless they are held or purchased by one of our affiliates. ADSs held by our affiliates are eligible for sale in the public market and will be subject to volume limitations under Rule 144 under the Securities Act.

The holders of approximately 18.6 million of our outstanding ordinary shares, or approximately 33.7% of our total outstanding ordinary shares, are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares (including, in the case of affiliates, for resale) under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ADSs.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. However, if specific events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from some disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

Our holding company is incorporated under the laws of the Cayman Islands. Our amended and restated memorandum and articles of association provides that a quorum required for the transaction of business at any general meeting of shareholders shall consist of one or more shareholders present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote. Additionally, our amended and restated memorandum and articles of association provides that any voting at any shareholders’ meeting shall be decided by a show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands) by the chairperson of such meeting or by any one or more shareholders who together hold not less than 10% of the votes attaching to the total number of ordinary shares which are present in person or by proxy at the meeting. Although our minority quorum provisions satisfy the requirements applicable to Nasdaq-listed companies, some U.S. corporations have stricter quorum requirements than these. Additionally, shareholder votes of some U.S. corporations, such as corporations incorporated under the laws of the State of Delaware, must be in written form and cannot be conducted by a show of hands. Therefore, as a result of our amended and restated memorandum and articles of association, investors do not have the benefit of the procedural protections relating to shareholder meetings and voting that shareholders of some U.S. corporations enjoy.

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

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of specific look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the income test), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the asset test). Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that we will not be a PFIC for any taxable year. Adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs or ordinary shares.

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

Our holding company is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman

Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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

We may continue to experience or experience additional material weaknesses in our internal control over financial reporting in the future. If our remediation of our material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

Pursuant to Section 404 of Sarbanes-Oxley, our management is required to report upon the effectiveness of our internal control over financial reporting beginning annually with the fiscal year ended December 31, 2022. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we have and will need to continuously upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.

In connection with the audit of our consolidated financial statements, as of and for the years ended December 31, 2020 and 2021, we and our independent registered public accounting firm identified two material weakness in our internal control over the financial statement closing process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and reporting requirements set forth by the SEC to address complex IFRS technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and (ii) our lack of formal and effective financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.

During the year ended December 31, 2022, we remediated these material weaknesses and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. Specifically, we implemented the newly established period-end financial closing policies and procedures, including expense reconciliation between finance and operation departments, executed the developed staffing plan for hiring additional accounting and finance personnel, hired additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements and conducted regular and continuous IFRS accounting and financial reporting training programs for our financial reporting and accounting personnel.

We cannot assure investors that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a new material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

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

General Risks

We are subject to risks arising from health epidemics, including COVID-19.

The ongoing effects of the COVID-19 pandemic or other epidemic diseases, as well as government actions and our own policies and those of third parties to reduce the spread of COVID-19 or other epidemic diseases has negatively impacted and in the future may continue to negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, and have caused, and may further cause, disruptions to our supply chain and may impair our ability to execute our business development strategy. For example, enrollment of our Phase 2 clinical trial of CBP-307 in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. In the event that government authorities were to reinstate or impose new restrictions in response to spread of the virus or variants of the virus or other epidemic diseases, our employees who currently are working onsite may no longer be able to access our facilities, and our operations may be limited or curtailed.

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
•
changes in regulations as part of a response to the COVID-19 outbreak or other epidemic diseases which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
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

Our clinical trials have been, and may in the future be, affected by COVID-19 or other epidemic diseases. For example, some of our clinical trial sites experienced slow-down of enrollment of new patients in clinical trials, denied access to site monitors and were otherwise impacted in some of their operations. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or other epidemic diseases, may be adversely impacted. We and our CROs have made and may continue to make adjustments to the operation of our trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic, which could delay our clinical trials, increase the cost of completing our clinical trials and may negatively impact the integrity, reliability or robustness of the data from our clinical trials.

In addition, quarantines, shelter-in-place and similar government orders related to COVID-19 or other epidemic or infectious diseases, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could adversely affect personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic or other epidemic diseases, our ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.

COVID-19 and other epidemic or infectious diseases, as well as actions taken to reduce their spread continue to rapidly evolve. The extent to which COVID-19 and other epidemic or infectious diseases may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the PRC, the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. To the extent the COVID-19 pandemic or other epidemic diseases adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.

Inflationary pressures and persistently high prices and uncertain availability of raw materials or other inputs used by our suppliers, or instability in logistics and related costs, could negatively impact our operation, preclinical studies and clinical trials.

Increases in prices, including as a result of inflation and rising interest rates, for raw materials or other inputs that our suppliers use, or increases in logistics and related costs, have led and may continue to lead to higher operation costs for us. In addition, any increase in the cost, or reduced availability, of critical materials for our suppliers could lead to higher costs for our preclinical studies and clinical trials and impede our ability to successfully reach the safety and efficacy results of our product candidates. Further, increasing global demand for, and uncertain supply of, such materials could disrupt our or our suppliers’ ability to obtain such materials in a timely manner and/or could lead to increased costs. Geopolitical risk, fluctuations in supply and demand, fluctuations in interest rates, fluctuations in exchange rates, and other economic and political factors have created and may continue to create pricing pressure for raw materials and other inputs. These inflationary pressures could, in turn, negatively impact our operation and business.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our facilities are located in San Diego, California, and Taicang, Suzhou, PRC, which are areas that have experienced earthquakes. If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us from using all or a significant portion of our facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, some parties in our supply chain may be operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use and production of hazardous and flammable materials, including chemicals and biological materials. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

We may incur costs and expenses due to injuries to our employees resulting from the use of hazardous materials. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and Development of the Company

General Information

We were incorporated in November 2015 as a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. Our legal name is Connect Biopharma Holdings Limited, and our commercial name is Connect Biopharma. Prior to this, our business was conducted by Suzhou Connect Biopharma Co., Ltd., or Connect SZ, which was incorporated in May 2012 in Suzhou in the PRC. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our principal executive office is located in the United States at 12265 El Camino Real, Suite 350, San Diego, California 92130. We have appointed Connect Biopharm LLC, at 12265 El Camino Real, Suite 350, San Diego, California 92130, as our agent upon whom process may be served in any action brought against us in the United States. Our PRC research, development and administration facility is located at Science and Technology Park, East R&D Building, 3rd Floor, 6 Beijing West Road, Taicang, Jiangsu, China 215400. Our website address is www.connectbiopharm.com. The information contained on, or accessible through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring some of their net assets to the Company either in the form of dividends, loans, or advances. Restricted net assets including paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries was RMB 288.9 million as of December 31, 2021 and RMB 221.5 million as of December 31, 2022.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

Corporate Establishment

•
In May 2012, Connect SZ was incorporated as a limited liability under the laws of the PRC. At such time, Connect SZ held 100% of the equity interests of Connect Biopharm LLC, or Connect US, a single member LLC organized under the laws of the State of California. Connect US commenced its operations in January 2012.
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

Following the Reorganization and the Restructuring, each as described above, Connect Biopharma Holdings Limited became the ultimate parent of the Company and all its subsidiaries. On March 23, 2021, we completed our initial public offering, or IPO, for a total cash consideration of USD 219.9 million, before netting underwriting discounts and commissions of USD 15.4 million.

B. Business Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our goal is to build a rich pipeline of internally designed, wholly owned small molecules and antibodies targeting other aspects of T cell biology. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets.

Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha, or IL-4Rα, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis, or AD, and asthma. The estimated global market for AD was approximately $7.6 billion in 2021 and is expected to grow to $12.1 billion by 2025, with a compound annual growth rate, or CAGR, of 12.4%. Based on observed results in preclinical studies and clinical trials, CBP-201 has the potential to be differentiated from dupilumab, an antibody that also targets IL-4Rα, which is now approved by the U.S. Food and Drug Administration, or FDA. We recently completed a Phase 2b trial of CBP-201 in the United States, the PRC, Australia and New Zealand in adult patients with moderate-to-severe AD, in which primary and key secondary endpoints were met, and are evaluating the initiation of a global Phase 3 program in adult patients with moderate-to-severe AD. We are also currently conducting a global Phase 2b trial (which has reached full enrollment of 306 patients) evaluating CBP-201 in Type 2 inflammatory asthma, and a pivotal trial in moderate-to-severe AD patients in the PRC. Furthermore, we are developing CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of inflammatory bowel disease, or IBD. Specifically, we are developing CBP-307 for ulcerative colitis or UC.

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

We are advancing CBP-201, an investigational anti-IL-4Rα antibody, for the treatment of inflammatory diseases such as AD and asthma. Inhibition of IL-4Rα blocks the action of two inflammatory cytokines: interleukin- 4, or IL-4, and interleukin-13, or IL-13. In a randomized, placebo-controlled Phase 1a trial in healthy volunteers, administration of a single dose of CBP-201 was well-tolerated and led to suppression of a serum biomarker of inflammation. In a randomized, double-blinded placebo-controlled Phase 2b trial in adult AD patients, we observed significant improvements in primary and key secondary endpoints on skin clearance, disease severity, and itch, and CBP-201 was generally well-tolerated. Although no head-to-head trials have been conducted, we believe that CBP-201 has two potential advantages over the current standard of care: (1) in preclinical studies CBP-201 bound to a region of IL-4Rα that is distinct from that bound by dupilumab and associated with high binding affinity and potency for IL-4Rα, which we believe may lead to improved clinical response; and (2) a more convenient dosing regimen in adult patients with moderate to severe AD, as evidenced by our Phase 2b trial data showing positive results with our Q4W (300 mg dose every four weeks) results, which is a less frequent dosing schedule than the Q2W (300 mg dose every two weeks) dose for duplimab for adult and adolescent patients with moderate to severe AD and asthma..

CBP-307 is an investigational, oral small molecule modulator of S1P1, a regulator of T cell mobilization out of lymph nodes into the periphery. Inhibiting S1P1 leads to reduction in the levels of these T cells in circulation and a reduction in autoimmune-related inflammation. S1P1 is a validated therapeutic target with three drugs approved to treat multiple sclerosis: fingolimod, marketed as Gilenya® by Novartis, siponimod, marketed as Mayzent® by Novartis, and ozanimod, marketed as Zeposia®, by Bristol Myers Squibb. Evidence from third-party clinical trials suggests that the potential of S1P1 modulators is far broader than multiple sclerosis and includes highly prevalent diseases with high unmet need such as UC, and Zeposia received approval for the treatment of adults with moderately to severely active UC from the FDA and EMA in 2021. The estimated global market for UC was approximately $5.4 billion in 2021. We believe that CBP-307 is well-positioned to potentially address these diseases due to the potency, specificity and pharmacokinetics observed in our preclinical studies and early clinical trials. We are conducting a global Phase 2 trial in UC and reported top-line results in 2022 for the induction phase of the study, in which CBP-307 significantly improved measures of disease severity and was generally well-tolerated. The Company is actively seeking to out-license CBP-307 for future trials in UC and CD to capitalize on its potential to address patients with UC and CD.

We are developing CBP-174, a peripherally acting, small molecule H3R antagonist, for oral administration to treat chronic itch associated with skin inflammation. We have exclusively licensed global rights to CBP-174 from Arena Pharmaceuticals, Inc., or Arena, to complement our CBP-201 program in AD. We believe that the ability to quickly alleviate itch in the setting of AD has the potential to complement the anti-pruritic effect of disease-modifying IL-4Rα antagonists such as our CBP-201 product candidate or dupilumab. In clinical trials, these IL-4Rα targeted products required weeks of treatment for many AD patients to obtain significant relief of itching, or pruritus. Our preclinical pruritus model study has indicated that CBP-174 led to reductions in scratching associated with skin inflammation within the first 30 minutes of dosing, which could potentially translate to rapid reduction in pruritus in the clinic. We completed our Phase 1 dose escalation study with CBP-174 in healthy adults in 2022 and reported top-line results in which CBP-174 was observed to be generally well-tolerated.

Our Pipeline

Connect Biopharma Has Global Development & Commercialization Rights to All Product Candidates

* The Company’s clinical trial in China of CBP-201 in patients with AD is included as the Company intends to submit a New Drug Application (NDA) in China based on the results of this trial, and the pre-NDA feedback from the Center for Drug Evaluation (CDE) of China’s National Medical Products Administration.

** Phase 2 trial ended early due to COVID-19-related enrolment challenges. Future clinical development plans to be determined upon completion of Phase 2 UC trial.

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
•
Continue development of our three most advanced product candidates. We believe CBP-201, CBP-307 and CBP-174 each have the potential to provide significant therapeutic benefit to patients suffering from inflammatory disorders, such as AD, IBD, asthma, and pruritus associated with inflammatory skin diseases. We plan to advance these product candidates into and through clinical trials in the indications currently being investigated. In addition, we plan to expand the development of our product candidates into other indications.
•
Advance our earlier stage programs and continue to invest in R&D to expand and enhance our pipeline. We are continuing to expand our pipeline of product candidates by applying our expertise in immunology to select targets, design assays, and execute preclinical drug discovery programs.
•
Leverage our core strengths in the United States and the PRC and expand our operations globally. We currently have operations in the United States, the PRC, Australia, Europe, and Hong Kong. Globally, we leverage our relationships with clinical research organizations, large patient population and local infrastructure in ways that we believe provide us with a competitive advantage. In addition, we plan to leverage our expertise and relationships regarding drug development in the United States and the PRC. We are currently seeking high-value commercial partnerships to commercialize our product candidates globally and in select territories.

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

Broadly speaking, Th1 immune responses are pro-inflammatory in nature. When the body needs to respond to pathogens inside the cell, it triggers a Th1 response. Dysregulation of this Th1 response is also associated with pathologies such as autoimmune diseases, including multiple sclerosis, psoriasis and IBD. In those cases, the body reacts to a part of itself as if it is a threat, and the inflammation that results is part of the Th1 response. Therapies that interfere with Th1 signaling include glucocorticoids, inhibitors of TNFα and inhibitors of interleukin 12 and interleukin 23, or IL-12/IL-23. These therapies have been approved to treat multiple diseases such as rheumatoid arthritis, psoriasis and IBD.

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

Figure 1. Our drug screening approach

Our Product Candidates

CBP-201, an Anti-IL-4Rα Antibody

We are advancing CBP-201, an investigational, an anti-IL-4Rα antibody, for the treatment of inflammatory allergic diseases such as AD and asthma. Inhibition of IL-4Rα blocks the action of two inflammatory cytokines: IL-4 and IL-13. Dupilumab, marketed as Dupixent® by Sanofi and Regeneron, an antibody that also targets IL-4Rα, has been demonstrated to lead to significant therapeutic benefit in patients with these diseases. Despite being on the market for only five years, sales of dupilumab were over €8.2 billion in 2022, representing +43.8% growth over 2021 and are expected to grow to over €13 billion according to Sanofi’s estimates.

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

To address the shortcomings of traditional therapies for AD, specific biologic targets implicated in the pathogenesis of AD have been explored, a key focus of which has been interleukin-4, or IL-4 and interleukin-13, or IL-13. IL-4 production leads to increased levels of immunoglobulin E, or IgE, and eosinophils in the peripheral blood and tissue. IL-13 is a Th2-related cytokine that affects B cells and monocytes thereby regulating inflammatory and immune responses. Both cytokines exert their effects via IL-4Rα, which is expressed on the surface of T cells, B cells and macrophages amongst others and is involved in activation of the inflammatory immune response to allergens. IL-4Rα can form a heterodimer with the IL-13 receptor, or IL-13Ra, and can thus be activated by binding of either IL-4 or IL-13. IL-4 and IL-13 have redundant activities and both serve as the main drivers of allergic inflammation in the body. Activation of IL-4Rα leads to cytokine production, macrophage activation, IgE production by B cells, mucus production by airway epithelial cells, and dermal inflammation and remodeling.

In 2017, dupilumab, marketed as Dupixent® by Sanofi and Regeneron, was approved as an alternative treatment for patients with moderate-to-severe AD. Dupilumab blocks signaling through IL-4Rα, preventing IL-4 and IL-13 from binding and reducing levels of serum cytokines and IgE levels. Treatment with dupilumab has been shown to alleviate symptoms in patients suffering from AD and other inflammatory diseases such as asthma, CRSwNP, and eosinophilic esophagitis (EoE). and in Phase 3 clinical trials for other type 2 inflammatory diseases, such as, prurigo nodularis (PN), chronic obstructive pulmonary disease (COPD), and chronic spontaneous urticaria (CSU). Dupilumab has been approved by the FDA for the treatment of AD that is not adequately controlled with topical prescription therapies and as an add-on maintenance treatment for moderate-to-severe asthma and inadequately controlled CRSwNP. Despite being on the market for only five years, sales of dupilumab were over €8.2 billion in 2022, a growth of 43.8% over 2021 sales, highlighting the high demand for effective treatments for AD and other type 2 inflammatory diseases. The global market opportunity for asthma biologics is likewise growing rapidly, with a total market size of approximately $1.8 billion in 2015 and projected growth to $6.1 billion by 2024, a CAGR of 14.5%.

Limitations of dupilumab

Despite the impressive results, a significant number of patients treated with dupilumab continue to have significant active uncontrolled disease. In SOLO 1 and SOLO 2, two Phase 3 clinical trials in moderate-to-severe AD patients whose disease was not adequately controlled with topical prescription therapies, both of which were conducted by Sanofi and Regeneron, a 75% reduction in the Eczema Area and Severity Index score, or EASI-75, was achieved at week 16 by 44 to 51% of patients receiving dupilumab every two weeks and, in another long-term efficacy study conducted by Sanofi and Regeneron, LIBERTY AD CHRONOS, 39% of patients in the dupilumab plus topical corticosteroids groups achieved the Investigator’s Global Assessment endpoint of a score of zero or one, with at least a two point or greater reduction from baseline, at weeks 16 and 52. These results indicate that up to 60% of patients do not achieve sufficient control of disease. Further, even for patients that respond to treatment with dupilumab, it can take 12 to 16 weeks to achieve adequate control. Lastly, dupilumab is not approved for dosing less frequently than every two weeks for adults or adolescents.

Our solution, CBP-201

CBP-201 is an investigational, human monoclonal antibody targeting IL-4Rα. As an inhibitor of IL-4Rα, CBP-201 blocks inflammatory signaling by both IL-4 and IL-13. CBP-201 binds to a region of IL-4Rα that is distinct from that bound by dupilumab and associated with high binding affinity and potency for IL-4Rα, which we believe may lead to improved clinical response. Our clinical development program is focused on the potential for differentiating CBP-201 from dupilumab in the degree of clinical response and with less frequent dosing.

Figure 2. CBP-201 is an anti-IL-1Ra antibody designed to block the signaling of both IL-4 and IL-13.

Completed clinical trials

We have completed a global Phase 2b trial of CBP-201 in adult patients with moderate-to-severe AD, that was conducted in 59 trial sites across the United States, the PRC, Australia and New Zealand, and was designed to assess efficacy, safety, pharmacokinetics and pharmacodynamics with longer term, alternate dosing schedules (CBP-201 WW001). All primary and key secondary endpoints were met and CBP-201 was observed to be generally well-tolerated.

Key inclusion criteria for the WW001 trial were moderate-to-severe AD adult patients that were inadequately controlled with topical corticosteroids and calcineurin inhibitors, AD duration of at least one year, an EASI score of at least 16, and IGA score of at least 3 and at least 10% BSA involvement. This trial enrolled a total of 226 patients across three cohorts of CBP-201 and a placebo control. The first cohort received one loading dose of 600 mg of CBP-201 followed by 150 mg every two weeks (Q2W). The second cohort received one loading dose of 600 mg, then 300 mg Q2W. The third CBP-201 cohort received one loading dose of 600 mg followed by 300 mg every four weeks (Q4W). All patients were dosed for a total of 16 weeks followed by an 8 week safety follow-up period. The primary endpoint was the percentage change in EASI from baseline to week 16. Key secondary endpoints included the proportion of patients achieving IGA 0,1, EASI-75, EASI-90 and the change in PNRS from baseline to week 16.

The results from the WW001 trial detailing the primary and key secondary endpoints included the following:

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
•
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

Additionally, we recently reported that post hoc data analysis from our Phase 2b CBP-201 global trial in moderate-to-severe AD showed that CBP-201 led to rapid and sustained improvement in AD signs and symptoms across all four body regions: head and neck, trunk, upper limbs and lower limbs, with both 2-week and 4-week dosing regimens, compared to placebo, as early as Week 2 and continuing through the 16-week study. Results of the post-hoc analysis expanded our original observation of the study.

Specifically, EASI subscores improved in all four body regions across 16 weeks of treatment. Furthermore, improvements between 300 mg Q2W and Q4W were comparable. At Week 2, EASI decreased by -26.3% (head/neck), -26.4% (trunk), -21.6% (upper limbs) and -23.2% (lower limbs) for patients on CBP-201 300 mg Q4W treatment vs -9.5% to -15.7% with placebo. At Week 16, EASI decreased further to-69.2% (head and neck), -72.1% (trunk), -64.2% (upper limbs) and -68.5% (lower limbs) vs -21.2% to -49.1% with placebo (p<0.01 per region). In addition to overall AD improvement across all four body regions, improvement for each classification of AD symptoms (signs) was observed: erythema, induration/papulation, lichenification and excoriation, within each body region. Specifically in the head and neck region, patients dosed with 300 mg Q4W saw decreases of -61.2% (erythema), -72.3% (lichenification), -77.7% (excoriation), and -74.3% (induration) Q4W vs -24.7% to -40.2% with placebo. Other regions show similar patterns and responses on reductions in AD signs.

Ongoing clinical trials

We are currently conducting a fully-enrolled Phase 2 trial, CBP-201 WW002, evaluating CBP-201 in patients with moderate-to-severe asthma with Type 2 inflammation.

The CBP-201 Phase 2 global study is a multicenter, randomized, double-blind, parallel group, placebo-controlled study to assess the efficacy and safety of two dose levels of CBP-201 administered to eligible patients with moderate-to-severe persistent asthma with Type 2 inflammation compared to placebo. CBP-201 is administered as a subcutaneous, or SC, injection. The study is divided into a treatment period of 24 weeks and a follow-up period of 8 weeks. The primary endpoint of the study is a change from baseline in forced expiratory volume at week 12. Secondary endpoints include: Change from baseline in lung function at other timepoints, exacerbation of asthma, patient reported outcomes (ACQ-6, symptom diary), pharmacodynamic markers (fractional exhaled nitric oxide (FENO), eosinophils, eosinophil cationic protein (ECP), periostin, thymus and activation-regulated chemokine (TARC)) and use of rescue medication.

We have also initiated a PRC-specific pivotal trial to evaluate CBP-201 in adult patients with moderate-to-severe AD, CN002, in the second half of 2021, and we completed in the 16-week Stage 1 portion of the trial for the primary analysis population of 255 patients in the second half of 2022. The results from this trial detailing the primary and key secondary endpoints included the following:

•
CBP-201, administered with a 600 mg CBP-201 loading dose, followed by 300 mg CBP-201 every two weeks, successfully met both primary and key secondary endpoints, demonstrating significant improvements in skin clearance, disease severity and itch, compared to placebo. The primary endpoint was IGA 0,1 with at least two grades of reduction compared to baseline at Week 16, and key secondary endpoints included the proportion of patients achieving EASI-50, EASI-75, EASI-90 from baseline to week 16.
•
CBP-201 was generally well-tolerated, with a similar incidence of TEAEs, SAEs and TEAEs leading to study drug discontinuation between the active and placebo arms. For AESIs among patients receiving CBP-201, there were low reported incidences of injection site reactions 6.5% and conjunctivitis 4.7%.
•
CBP-201, administered with a 600 mg CBP-201 loading dose, followed by 300 mg CBP-201 every two weeks showed rapid relief from symptoms, with a reduction in itch at Week 1 and significant improvement in all study endpoints by

Week 4, which was sustained to Week 16. Furthermore, there was no plateau in IGA and EASI efficacy response at Week 16 (see Figure 3). Specifically, the baseline median EASI was 26.9. 54.5% of patients were considered severe, with a baseline IGA score of 4. At 16 weeks, a greater proportion of patients treated with CBP-201 achieved an IGA score of 0-1 (clear or almost clear skin) and a ≥2 point IGA reduction than those on placebo (30.3% vs. 7.5%), meeting the study’s primary endpoint. 62.9% percent of CBP-201 patients achieved a 75% skin clearance (EASI-75), versus 23.4% in the placebo group and 35.8% achieved EASI-90 (versus 6.3% for placebo (see Figure 4)). 46.7% of CBP-201 patients achieved a Peak Pruritus-Numerical Rating Scale (PP-NRS) reduction of ≥3 points, versus 16.7% on placebo, and 35.0% achieved a PP-NRS reduction of ≥ 4 points, versus 9.6% in the placebo group.

Figure 3. Change in EASI by visit

42.0%***
39.5%***
29.4%***
83.1%
41.1%
62.9%
23.4%
35.8%
6.3%
100
80
60
40
20
0
% patients
EASI-50
EASI-75
EASI-90
CBP-201
Placebo

*** for P<0.001

Figure 4. EASI-50, -75, and -90 at Week 16

The 36-week Stage 2 portion of the trial is currently ongoing and will consist of a 300 mg dose administered every four weeks. The Company anticipates completing Stage 2 in the second half of 2023 and submitting an NDA to the CDE of NMPA in China in the first half of 2024.

Planned clinical trials

Based on the successful results from the global Phase 2b trial in moderate-to-severe AD adult patients, we completed End of Phase 2 meetings with the FDA and EMA and received feedback that informs us on starting a global Phase 3 program in both adults and adolescents (12 years to 17 years of age). We plan to initiate dosing for patients in a global Phase 3 program once we have secured the necessary partnership or other financing to fully fund the completion of a global Phase 3 program.

CBP-307, a Sphingosine 1-Phosphate Receptor 1 Modulator

CBP-307 is an investigational, selective modulator of sphingosine 1-phosphate receptor 1, or S1P1, which we are developing for the treatment of UC and CD. Modulation of S1P1 activity has been shown to suppress T cell migration and reduce inflammation and approved S1P1 modulators such as fingolimod, siponimod, and ozanimod are used to treat multiple sclerosis. We have observed in vitro potency, selectivity and pharmacokinetics for CBP-307 that we believe suggest advantages over other S1P1 modulators. Based on the accumulating clinical evidence seen with other S1P1 modulators, and the class mechanism of preventing T cells from entering circulation and therefore reducing the likelihood of their migration into inflamed gastrointestinal parenchymal tissue, we believe that CBP-307 has potential to address unmet needs in UC and CD. We have completed a Phase 1 trial in healthy volunteers in which CBP-307 was generally well-tolerated. Administration of CBP-307 led to reductions in circulating lymphocytes, which recovered within one week of treatment completion. We are conducting a global Phase 2 trial in UC and reported top-line results in 2022 for the induction phase of the study, in which CBP-307 significantly improved measures of disease severity and was generally well-tolerated. The Company is actively seeking to out-license CBP-307 for future trials in UC and CD to capitalize on its potential to address patients with both UC and CD.

Ulcerative colitis disease overview

Inflammatory bowel disease (IBD) is a term that describes disorders involving chronic inflammation of tissues in the digestive tract and are divided into two conditions: Crohn’s disease (CD) and ulcerative colitis (UC). Both conditions affect the bowel in different ways. Crohn’s disease causes inflammation of the full thickness of the bowel wall, in any part of the digestive tract from the mouth to the anus while UC involves inflammation of the inner lining of the large bowel (colon and rectum). Ulcerative colitis is associated with symptoms that may include, depending on severity and location, diarrhea, rectal bleeding, bowel urgency, fecal incontinence, abdominal pain, fatigue and unintended weight loss. The disease is associated with symptoms, that dependent upon the extent and severity of the disease, include abdominal pain, bloody diarrhea, rectal bleeding, urgency, fecal incontinence, and fatigue. UC is a disease that undergoes cycles of remissions and relapses.

Approximately 1.3% of adults in the United States, or approximately three million people, were estimated to be diagnosed with UC or CD in 2015. Worldwide in 2017, there were approximately 6.8 million people affected by IBD, and the majority of IBD patients had UC. The estimated global market for UC was approximately $5.4 billion in 2020 and is estimated to grow at a CAGR of 6.8% to $7.5 billion in 2025.

Mesalamine is typically used for first-line treatment and maintenance of remission in mild-to-moderate active UC and CD and can be supplemented with oral corticosteroids for disease flares. Patients who have moderate-to-severe disease or are refractory to mesalamine and oral corticosteroids may be treated with intravenous steroids, or biologics, including anti-TNFα, anti-integrin a4ß7, anti-IL-12/23, or small molecule inhibitors of JAK.

Limitations of Existing Therapies

Despite the multiple therapeutic options available for IBD, significant unmet medical need remains due to the tolerability, inadequate clinical responses and remissions, speed of action and burden of administration associated with existing therapies. Prolonged exposure to intravenous steroids is associated with a side effect profile that may outweigh clinical benefit. Anti-TNFα agents have been associated with a risk of infection or malignancy, while the approved labeling for specific JAK inhibitors includes a “black box” warning for risks including serious infections, mortality, malignancy and thrombosis. Beyond the safety concerns associated with existing therapies, clinical management of UC and CD remains unsatisfactory, with one 2013 study reporting that less than half of patients achieved long-term remissions. Further, some advanced therapies have a delay in onset of up to three months, and maximal clinical remission may require up to one year of treatment. Some therapies also involve complicated administration regimens, with biologics requiring either regular subcutaneous injections or intravenous infusions. There is therefore an unmet medical need for novel oral agents with an enhanced risk-benefit profile and more convenient administration for the treatment of moderate-to-severe active IBD.

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

We believe that this lack of selectivity can be overcome with a more targeted approach to drug discovery. Furthermore, we believe that S1P1 modulation of lymphocyte trafficking may have utility in other autoimmune diseases, including highly prevalent diseases with unmet need such as UC. S1P1 modulators with high specificity for S1P1 may lead to reductions in those cardiovascular effects that limit the potential of less selective modulators to be used in broad populations. Prior clinical trials of second generation S1P1 modulators, ozanimod and etrasimod, demonstrated results in IBD, but are not yet approved for any IBD indication. Further optimization of pharmacokinetics and pharmacodynamics of a highly selective S1P1 modulator has the potential to lead to a best-in-class agent for autoimmune diseases, particularly in UC.

Our solution CBP-307

CBP-307 is an orally available, next generation, small molecule modulator of S1P1 that is designed to reduce inflammation without killing T cells or targeting a specific cytokine. By design, CBP-307 is highly selective for S1P1 without significant activity for S1P2 and S1P3 receptor subtypes allowing it to potentially have an optimized effect on circulating T lymphocytes, which we believe may result in significant anti-inflammatory activity. In preclinical studies, CBP-307 demonstrated strong pharmacokinetics and pharmacodynamics, with rapid onset of action and rapid recovery of T lymphocytes. These enhanced characteristics were evidenced by CBP-307’s short half-life as well as ability to rapidly induce an absolute lymphocyte reduction to ~400 to ~750 cells per µL and >60-70% reduction in lymphocyte count from baseline, which compares favorably to targets achieved by approved S1P1 modulators. Further, its pharmacokinetics characteristics could allow CBP-307 to be dosed once daily orally. CBP-307 is not a pro-drug and does not require in vivo conversion to produce its effects. We believe these characteristics position CBP-307 to potentially address the unmet efficacy, safety and convenience needs of currently approved agents in UC.

Figure 5. Mechanism of CBP-307

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

(i)
cAMP Assay
(ii)
ß-Arrestin Assay

Figure 6. CBP-307 potently and selectively modulated S1P1 in vitro. Information provided in the table above is for illustrative purposes only and is not a head-to-head comparison. Differences exist between study or trial designs and subject characteristics, and caution should be exercised when comparing data across studies.

Completed clinical trials

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

Figure 7. CBP-307 led to a reduction in the level of circulating lymphocytes in healthy volunteers.

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

In addition, we observed the restoration of lymphocyte levels upon completion of dosing with CBP-307, which was faster than that reported for other S1P1 modulators. We attribute these results to the shorter half-life of CBP-307 of approximately 25 hours observed in healthy subjects. This is in contrast to fingolimod, which reported a half-life of six to nine days and a lymphocyte recovery time of 30 days to 60 days. We believe the ability to rapidly restore lymphocyte levels is important as it could minimize the length of time that a patient treated with CBP-307 may have compromised immunity, which may lower the risk of patients developing infections. Patients treated with fingolimod may be at risk of developing infections for up to two months beyond completion of dosing.

Figure 8. The shorter half-life of CBP-307 compared to other S1P1 modulators correlates with a shorter lymphocyte recovery time. Information provided in the table above is for illustrative purposes only and is not a head-to-head comparison. Differences exist between study or trial designs and subject characteristics, and caution should be exercised when comparing data across studies.

We have completed a double-blind, placebo-controlled global Phase 2 trial of CBP-307 in 145 adult patients with moderate-to-severe UC. The primary endpoint of this trial was the clinical response at week 12 in the 0.2 mg CBP-307 group versus the placebo group, as measured by the modified Mayo score. The top-line data we reported in the first half of 2022 showed CBP-307 numerically reduced disease severity as measured based on adapted Mayo Score after 12 weeks but the response was not statistically significant. However, CBP-307 achieved statistical significance with respect to the number of patients who experienced clinical remission, defined as a rectal bleeding subscore = 0 and stool frequency subscore ≤ 1, with an Endoscopy subscore ≤ 1.

The Phase 2 trial results indicated CBP-307 was generally well-tolerated and the safety profile was consistent with our earlier CBP-307 phase 1 studies. The most frequent AEs observed across all regimens included low white blood cells and headache. Most AEs were mild or moderate. There were no clinically significant changes in lung function, a range of ophthalmological tests, blood pressure, or liver enzyme levels. Consistent with observations from clinical trials of other S1P1 modulators, a dose-dependent decrease in heart rate was observed early in all regimens.

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

CBP-174, a Histamine Receptor 3 Antagonist

We are developing CBP-174 as a rapid acting therapy for the alleviation of pruritus in AD. CBP-174 is an antagonist of histamine receptor 3, or H3R, that was observed to reduce scratching after injection in a mouse model of pruritus. It was designed not to penetrate the blood brain barrier and has been well-tolerated in multiple preclinical studies. We obtained global rights to CBP-174 from Arena. We completed a Phase 1 dose escalation study with CBP-174 in healthy adults in 2022 and reported top-line results showing that CBP-174 was observed to be generally well-tolerated.

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

Our solution, CBP-174, a peripherally acting H3R antagonist

We are developing CBP-174, a peripherally acting H3R antagonist, for oral administration to treat chronic pruritus associated with skin inflammation. We believe that the ability to quickly alleviate itch in the setting of AD has the potential to complement the anti-pruritic effect of disease-modifying IL-4Rα antagonists such as our CBP-201 product candidate or dupilumab. In clinical trials, these currently approved IL-4Rα targeted products required weeks of treatment for many AD patients to obtain significant relief of pruritus.

In a preclinical model of histamine-induced pruritus in mice, CBP-174 at an oral dose of 0.1 mg/kg led to significant reductions in scratching. We observed that CBP-174 had a strong anti-itch effect in mice with a rapid onset of action, within the first 30 minutes of dosing.

Figure 9. CBP-174 reduced scratching in a histamine-induced pruritus mouse model at doses of 0.1 mg/kg, 0.3 mg/kg and 1 mg/kg

We have developed a topical 0.01% ointment formulation of CBP-174 that led to similar reductions in scratching frequency in these mice. We observed that the slow release of CBP-174 from the topical ointment led to prolonged exposure while simultaneously increasing the local concentration of drug at skin lesions.

Completed Clinical Trials

We completed a Phase 1 trial of CBP-174 in the second half of 2022 in 72 healthy adults. It was a single ascending dose double-blind trial conducted in Australia and included eight dose escalation cohorts and one extension cohort with administration of a single oral dose of CBP-174 up to 16 mg or placebo. Eight volunteers were included in each cohort, with 54 and 18 subjects received CBP-174 and placebo, respectively. The primary endpoints of this trial were safety and tolerability as well as pharmacokinetics changes. The data showed that CBP-174 was generally well-tolerated.

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

Commercialization

Given the stage of development of our product candidates, we have not invested in a commercial infrastructure or distribution capabilities. We plan to enter into one or more collaborative partnerships with a pharmaceutical or other company to establish the necessary commercial and distribution infrastructure to commercialize our product candidates, if approved, on a global and/or regional basis.

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

We expect CBP-201, if approved, to primarily compete across several targeted indications with dupilumab, marketed as Dupixent® by Sanofi and Regeneron, and another IL-4Rα antibody currently in development for moderate-to-severe AD by Sunshine Guojian Pharmaceutical, a subsidiary of 3SBio Inc., which recently announced approval of an IND application in June 2020.

If approved for the treatment of moderate-to-severe AD, CBP-201 would also compete directly with a number of other approved systemically administered products, such as JAK inhibitors, baricitinib marketed as Olumiant® by Eli Lilly, upadacitinib marketed as RINVOQ® by AbbVie, abrocitinib marketed as CIBINQO® by Pfizer, and tralokinumab marketed as Adbry® / Adtrlaza®, an anti-IL-13 neutralizing monoclonal antibody, or mAb. Other systemic product candidates in clinical development with which CBP-201 could compete in the treatment of moderate-to-severe AD include lebrikizumab (anti-IL-13 neutralizing mAb; Eli Lilly and Almirall S.A.), risankizumab (anti-IL-23 mAb; AbbVie), amlitelimab (anti-OX40 mAb; Sanofi), GBR 830 (anti-OX40 mAb; Glenmark Pharmaceuticals), KHK4083 (anti-OX40 mAb; Kyowa Kirin / Amgen), etrasimod (S1P1, S1P4 and S1P5 modulator; Arena), and RPT193 (C-C chemokine receptor type 4, or CCR4, antagonist; RAPT Therapeutics), nemolizumab (anti-IL-31 mAb; Galderma), CM310 (anti-IL-4α mAb; Keymed Biosciences), AK120 (anti-IL-4α mAb; Akesobio), MG-K10 (anti-IL-4Rα mAb; Mabgeek), GR1802 (anti-IL-4α mAb; Jiangxi Zhixiang Pharmaceutical), SHR-1819 (anti-IL-4α mAb; Jiangsu Hengrui Pharmaceuticals), 611 (anti-IL-4α mAb; Sunshine Guojian Pharmaceutical Shanghai), and QX005N (anti-IL-4α mAb; Qyuns Therapeutics).

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

If approved for the treatment of UC, we would expect CBP-307 to compete with a number of systemically administered antibodies and oral immunotherapies approved for the treatment of UC, including infliximab marketed as Remicade® by Janssen Pharmaceuticals, an anti-TNFa neutralizing mAb, adalimumab marketed as Humira® by AbbVie, an anti-TNFa neutralizing mAb, golimumab marketed as Simponi® by Janssen Pharmaceuticals, an anti-TNFa neutralizing mAb, vedolizumab marketed as Entyvio® by Takeda Pharmaceuticals, an anti-a4ß7 integrin mAb, and ustekinumab marketed as Stelara® by Janssen Pharmaceuticals, an anti-IL-12/23 mAb. We would also expect CBP-307 to compete with tofactinib marketed as Xeljanz® by Pfizer, an oral reversible JAK1 and JAK3 inhibitor, currently marketed for the treatment of UC, and ozanimod marketed as Zeposia® for the treatment of UC (S1P1, S1P4 and S1P5 modulator; Bristol Myers Squibb).

Other product candidates in clinical development with which CBP-307 could compete in the treatment of UC include risankizumab (anti-IL-23 mAb; AbbVie), guselkumab (anti-IL-23 mAb; Janssen Pharmaceuticals), brazikumab (anti-IL-23 mAb; AstraZeneca) mirikizumab (anti-IL-23 mAb; Eli Lilly), filgotinib (reversible JAK1 inhibitor; Gilead Sciences), upadacitinib (reversible JAK1 inhibitor; AbbVie), etrasimod (S1P1, S1P4 and S1P5 modulator; Arena), and VTX002 (S1P1R modulator; Ventyx Biosciences).

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

We own or exclusively license more than 60 issued U.S. or foreign patents and have more than 70 pending patent applications in multiple jurisdictions, including in the United States, the PRC, the United Kingdom, France, Germany, Switzerland, the Netherlands, Sweden, Spain, Belgium, Italy, Russia, Canada, Australia, Japan, Korea, Malaysia, and Hong Kong.

These issued patents and patent applications include:

•
With respect to the composition of matter of CBP-201, we have a patent family with an issued U.S. patent, issued foreign patents, including in the PRC and Japan, and pending patent applications in various jurisdictions, where the issued patents and the patent applications, if issued, are expected to expire between 2036 and 2037, without accounting for any available patent term adjustments or extensions. We also have two other patent families with an issued PRC patent that relate to our CBP-201 program, which include pending patent applications in various jurisdictions, including in the United States, where the patent applications, if issued, are expected to expire between 2039 and 2041, without accounting for any available patent term adjustments or extensions.
•
With respect to the composition of matter of CBP-307, we have a patent family that includes issued U.S. and foreign patents, including in the PRC, Japan, and Europe, and pending patent applications in various jurisdictions, where the issued patents and the pending patent applications, if issued, are expected to expire between 2033 and 2034, without accounting for any available patent term adjustments or extensions. We also have two issued patents in the PRC related to synthesis methods and crystal forms, where the issued patents, are expected to expire between 2034 and 2035. We further have an issued U.S. patent, issued foreign patents, including in the PRC, and pending patent applications in various jurisdictions, related to additional salts and salt crystal forms of CBP-307, where the issued patent and the patent applications, if issued, are expected to expire between 2037 and 2038, without accounting for any available patent term adjustments or extensions.
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

We also rely on protections under trade secret laws, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our trade secrets include, for example, some program specific synthesis, formulations, patient selection strategies and some aspects of our research. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements are intended to provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements would also provide that all inventions to which the individual contributed as an inventor shall be assigned to us, and as such, will become our property. There can be no assurance, however, that these agreements and our policies will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information. We also may be unsuccessful in executing such agreements with each party who, in fact, conceives or develops intellectual property that we regard as our own or receives access to our confidential information. The assignment of intellectual property rights may not be self-executing, or the agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. Further, we have obtained and are pursuing trademark protection for “Connect Biopharmaceuticals” in the United States, the PRC and various other jurisdictions.

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

Government Regulation and Product Approval

U.S. Regulations

As a biopharmaceutical company with operations in the United States, we are subject to extensive regulation. Among others, the FDA, U.S. Department of Health and Human Services Office of Inspector General, the Centers for Medicare and Medicaid Services, or CMS, and comparable regulatory authorities in state and local jurisdictions impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs and biologics such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

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
•
approval by an independent IRB or ethics committee, or IEC, at each clinical site before each clinical study may be initiated;
•
performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
•
preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical studies that include substantial evidence of safety, purity, and potency of the drug from analytical studies and from results of nonclinical testing and clinical trials;
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

An IND is a request for authorization from the FDA to administer an investigational new drug or biological product to humans. The central focus of an initial IND submission is on the general investigational plan and the protocol or protocols for clinical trials. The IND submission also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls, or CMC, information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on a partial clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, such as the FDA may impose a partial or full clinical hold, or the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to some data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing preclinical studies and clinical trials and clinical study results to public registries.

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

In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post-approval studies are often referred to as Phase 4 clinical studies.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval in the US. Specifically, such studies must be conducted in accordance with GCP, and if the FDA must be able to validate the data from the study through an on-site inspection if the FDA deems such inspection necessary. If a marketing application is based solely on foreign clinical data, regardless of whether the studies were conducted under an IND, the FDA requires that the studies be conducted in accordance with GCP requirements, and that the data be applicable to the U.S. population and U.S. medical practice. The foreign studies must also have been performed by clinical investigators of recognized competence, and the FDA must be able to validate the data through an on-site inspection or other appropriate means, if the FDA deems such an inspection to be necessary.

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

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or BLA or supplement to an NDA or BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is deemed safe and effective. The FDA, requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial pediatric study plan within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any drug or biological product for an indication for which orphan designation has been granted.

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

Expedited Development and Review Programs

The FDA offers a number of expedited development and review programs for qualifying product candidates. For example, the fast track program is intended to expedite or facilitate the process for reviewing product candidates that meet specific criteria. Specifically, product candidates are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the review team during product development and, once an NDA or BLA is submitted, the application may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

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

Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review and accelerated approval. A BLA or NDA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit, and may require that these studies be underway at the time of approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

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

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug or biologic was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for some research and a waiver of the NDA or BLA application user fee.

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

Drug Product Marketing Exclusivity

Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of some marketing applications. For example, the FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds, or other noncovalent derivative, such as a complex, chelate, or clathrate, responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application, or ANDA, or an NDA submitted under Section 505(b)(2), or 505(b)(2) NDA, submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of approval for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b) (2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

The federal civil monetary penalties and false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false or fraudulent claim or statement for violations. Penalties for FCA violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $13,508 and $27,018 for each separate false claim per false claim or statement for penalties assessed after January 30, 2023 with respect to violations occurring after November 2, 2015 (and penalties of between $5,500 and $11,000 per claim or statement with respect to violations occurring before that date). Other penalties include the potential for exclusion from participation in federal healthcare programs. Additionally, although the FCA is a civil statute, FCA violations may also implicate various federal criminal statutes. There is also the U.S. federal criminal False Claims Act, which is similar to the FCA and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government.

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

Currently, the 2022 Cybersecurity Review Measures and the Draft Administrative Regulation have not materially affected our business and operations, and as we do not maintain, nor do we intend to maintain in the future, personally identifiable health information of patients in the PRC, we do not believe our business activities affect or may be interpreted to affect national security. As of the date of this annual report, we have not been informed by any relevant PRC governmental authorities that we are identified as or considered a “critical information infrastructure operator” or “data processor that processes personal information of more than one million individuals”. We are also not aware of any requirement that we should file for a cybersecurity review or annual data security evaluation, nor have we received any inquiry, notice, warning, sanction in such respect. Therefore, based on our understanding of the current PRC laws and regulations, we are of the view that we are unlikely to be subject to such cybersecurity review arising from our continued listing on a U.S. stock exchange or offerings of our securities thereon. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, in anticipation of the strengthened implementation of cybersecurity laws and regulations and if the PRC regulatory authorities take a position contrary to ours, there can be no assurance that we will not be deemed as a critical information infrastructure operator or data processor that processes personal information of more than one million individuals under the PRC cybersecurity laws and regulations in the future, or that the Draft Administrative Regulation will not be further amended or other laws or regulations will not be promulgated to subject us to the cybersecurity review or other compliance requirements. In such case, we may face challenges in addressing such enhanced regulatory requirements.

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

In May 2022, the NMPA published the draft amendment of the Regulations for the Implementation of the Drug Administration Law, aiming to provide further implementing rules of the Drug Administration Law. The draft is not yet finalized. The draft proposed to provide 6 years of data exclusivity of undisclosed trial data and other data of any drug containing a new chemical entity, up to 7- years of market exclusivity for drugs treating rare diseases, and up to 12 months of market exclusivity for pediatric drugs under certain conditions. This draft regulation is not yet finalized.

Regulatory Authorities

Pharmaceutical products in the PRC are monitored and supervised on a national scale by the NMPA. The local provincial medical products administrative authorities are responsible for supervision and administration of drugs within their respective administrative regions. The NMPA was newly formed under the SAMR. The NMPA’s predecessor, the State Drug Administration was replaced by the State Food and Drug Administration, or the SFDA, which was later reorganized into the China Food and Drug Administration, or the CFDA, which was later replaced by SAMR, as part of the institutional reforms implemented by the State Council.

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

In January 2020, the SAMR released the amended Administrative Measures for Drug Registration, or the Amended Registration Measures, which came into effect in July 2020 and replaced the Registration Measures. The Amended Registration Measures provide detailed procedural and substantive requirements for the key regulatory concepts established by the Drug Administration Law, and confirms a number of reform actions that have been taken in the past years, including but not limited to: (i) the full implementation of the MAH system and implied approval of the commencement of clinical trial; (ii) the implementation of associated review of drugs, excipients and packaging materials; and (iii) the introduction of four procedures for expedited registration of drugs, which are procedures for ground-breaking therapeutic drugs, procedures for conditional approval, procedures for prioritized reviews and approval, and procedures for special examination and approval. Detailed implementation rules for drug classification and requirements for corresponding application materials were promulgated by the NMPA on June 29, 2020.

In March 2016, the CFDA issued the Reform Plan for Registration Category of Chemical Medicine, which outlined the reclassifications of drug applications under the Registration Measures. According to the Reform Plan for Registration Category of Chemical Medicine, Category 1 drugs refer to innovative new drugs that have not been marketed anywhere in the world. Improved new drugs that are not marketed anywhere in the world fall into Category 2 drugs. Generic drugs, that have equivalent quality and efficacy to the originator’s drugs and have been marketed outside of the PRC but not yet in the PRC, can be classified as Category 3 drugs. Generic drugs, that have equivalent quality and efficacy to the originator’s drugs and have been marketed in the PRC, fall into Category 4 drugs. Category 5 drugs are drugs which have already been marketed outside of the PRC, but are not yet approved in the PRC. Category 1 drugs and Category 5 drugs can be registered through the Domestic New Drug Application and the Imported Drug Application Procedures under the Registration Measures, respectively. The NMPA confirmed this classification and provided more detailed requirements on products in each of these categories and supporting documents required for registration of products in each category in its Circular for Publishing the Registration Category and Documentation for Registration Submission for Chemical Medicine on June 29, 2020.

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

The NMPA released the Circular on Adjusting Evaluation and Approval procedures for Clinical Trials for Drugs in July 2018, according to which, within sixty (60) working days after the acceptance of and the fees paid for the IND application, the applicant may conduct the clinical trials for the drug in accordance with the clinical trial protocol submitted, if the applicant has not received any negative or questioning opinion from the CDE. Such approval process has been further enacted into the 2019 Amendment.

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

To improve the quality of clinical trials, the SFDA promulgated the Good Clinical Trial Practice for Drugs in August 2003, or the GCP Rules, which was replaced by the revised Good Clinical Trial Practice for Drugs, or the Revised GCP Rules, promulgated by the NMPA and the NHC in April 2020 and coming into effect in July 2020. According to the Revised GCP Rules, clinical trial means systematical investigation of drugs conducted on human subjects (patients or healthy volunteers) to prove or reveal the function, adverse reactions and/or absorption, distribution, metabolism and excretion of the drug being investigated. The purpose of a clinical trial is to determine the therapeutic efficacy and safety of the drug. The Revised GCP Rules provide comprehensive and substantive requirements on the design and conduct of clinical trials in the PRC. In particular, the Revised GCP Rules enhance the protection for study subjects and tighten the control over bio-samples collected under clinical trials.

The Revised GCP Rules also set out the qualifications and requirements for the investigators and centers participating in clinical trial, who must: (i) have professional certification at a clinical trial center, professional knowledge, training experience and capability of clinical trial, and be able to provide the latest resume and relevant qualification documents per request; (ii) be familiar with the trial protocol, investigator’s brochure and relevant information of the trial drug provided by the applicant; (iii) be familiar with and comply with the Revised GCP Rules and relevant laws and regulations relating to clinical trials; (iv) keep a copy of the authorization form on work allocation signed by investigators; (v) accept supervision and inspection organized by the applicant and inspection by the drug regulatory authorities; and (vi) in the case of investigators and clinical trial centers authorizing other individuals or institutions to undertake some responsibilities and functions relating to clinical trial, they shall ensure such individuals or institutions are qualified and establish complete procedures to ensure the responsibilities and functions are fully performed and generate reliable data.

Communication with the CDE

According to the Circular on Adjusting Evaluation and Approval Procedures for Clinical Trials for Drugs, where the application for clinical trial of a new investigational drug has been approved, upon the completion of Phases I and II clinical trials and prior to Phase III clinical trial, the applicant shall submit the application for Communication Session to the CDE to discuss the key technical questions including the design of Phase III clinical trial protocol. Within sixty (60) days after the acceptance of and the fees paid for the IND application, the applicant may conduct the clinical trials for the drug in accordance with the clinical trial protocol submitted, if the applicant has not received any negative or questioning opinion from the CDE.

The NMPA promulgated the Administrative Measures for Communication on the Research, Development and Technical Evaluation of Drugs in September 2018, which was amended and replaced in December 2020, and according to such amended regulations, during the research and development periods and in the registration applications of, among others, chemical drugs, the applicants may propose to conduct communication meetings with the CDE. The communication meetings can be classified into three types. Type I meetings are convened to address key safety issues in clinical trials of drugs and key technical issues in the research and development of breakthrough therapeutic drugs, or other certain prescribed circumstances. Type II meetings are held during the key research and development periods of drugs, mainly including meetings before the IND application, meetings upon the completion of Phase II trials and before the commencement of Phase III trials, meetings before submitting a marketing application for a new drug, and meetings for risk evaluation and control. Type III meetings refer to meetings not classified as Type I or Type II.

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

New Drug Application

According to the Registration Measures, drug registration applications include Domestic NDAs, domestic generic drug application and imported drug application. Drugs are classified into chemical drugs, biological products and traditional Chinese medicine or natural drugs. When Phases I, II and III clinical trials have been completed, the applicant may apply to the SFDA for approval of a Domestic NDA. The SFDA then determines whether to approve the application according to the comprehensive evaluation opinion provided by the CDE. This two-step procedure continues to be implemented under the Amended Registration Measures for products under the new registration category. According to the Amended Registration Measures, after (i) completing relevant pharmaceutical, pharmacological and toxicological research, clinical drug trials, and other research supporting the marketing registration of a medicine, (ii) determining medicine quality standards, (iii) completing the verification of commercial scale manufacturing process, and (iv) making preparations for drug registration inspections, the applicant shall file the application for drug marketing authorization with the CDE. The CDE will organize pharmaceutical, medical and other professionals to review accepted drug marketing authorization applications in accordance with relevant requirements.

Pilot Plan for the MAH System

The Innovation Opinions provide a pilot plan for the MAH system.

Under the authorization of the Standing Committee of the NPC, the General Office of the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism in May 2016, which provides a detailed pilot plan for the MAH system in ten Chinese provinces. Under the MAH system, domestic drug research and development institutions and individuals in the pilot regions are eligible to be holders of drug registrations without having to become drug manufacturers. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and located within the pilot regions. Drugs that qualify for the MAH system are: (1) new drugs (including but not limited to drugs under category I to category IV of chemical drugs, and targeted preparation, sustained release preparation, controlled release preparation under category V of chemical drugs, biological products approved as category I and VII drugs and biosimilars under the Registration Measures) approved after the implementation of the aforesaid pilot plan for the MAH system; (2) generic drugs approved as category III or IV drugs under the Reform Plan for Registration Category of Chemical Medicine; (3) previously approved generics that have passed equivalence assessments against original drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the pilot regions, but which have moved out of the pilot regions due to corporate mergers or other reasons.

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

According to the 2019 Amendment, which came into effect on December 1, 2019, the MAH system will be applicable throughout the country and the legal representative and the key person-in-charge of a drug MAH shall be fully responsible for the quality of drugs. Further, pursuant to the 2019 Amendment, a foreign MAH is required to appoint a local agent in the PRC to perform the MAH responsibilities and be jointly liable with the foreign MAH. The detailed implementing regulations on such local agent are under development.

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

Approval of Human Genetic Resources

The Interim Administrative Measures on Human Genetic Resources, promulgated by the Ministry of Science and Technology, or the MOST, and the MOH in June 1998, aimed at protecting and fairly utilizing human genetic resources in the PRC. The Ministry of Science and Technology promulgated the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading or Exporting Human Genetic Resources, or Taking Such Resources out of the PRC in July 2015, according to which, the sampling, collection or research activities of human genetic resources by a non-PRC-invested sponsor fall within the scope of international cooperation, and the cooperating Chinese organization shall apply for approval of the China Human Genetic Resources Management Office through an online system. The MOST further promulgated the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources in October 2017, which became effective in December 2017 and simplified the approval of sampling and collecting human genetic resources for listing a drug in the PRC.

The Regulations of the PRC on the Administration of Human Genetic Resources, which was promulgated by the State Council in May 2019 and came into effect in July 2019, further stipulates that, in order to obtain marketing authorization for relevant drugs and medical devices in the PRC, no approval is required in international clinical trial cooperation using the PRC’s human genetic resources at clinical institutions without export of human genetic resource materials. However, the type, quantity and usage of the human genetic resource to be used shall be filed with the administrative department of science and technology under the State Council before clinical trials. Further, the parties of an international collaboration are required to jointly own patents arising from the international cooperation, which may adversely affect our ability to exclusively own patents arising from such collaborations as related to our products.

The regulatory framework laid out by the above regulation over is confirmed by the Law of Biosecurity of the PRC, which was promulgated by the Standing Committee of the NPC in October 2020 and came into effect in April 2021.

In March 2022, the MOST published the draft Implementing Rules for the Regulations of the PRC on the Administration of Human Genetic Resources, which offered certain clarification on the definition of non-PRC parties, the scope of international collaboration, HGR Information and HGR Materials, as well as criteria for security review. This draft is not yet promulgated.

In March 2023, the 14th National People’s Congress announced a restructuring of the State Council, under which the HGR approval authorities will likely be transferred from MOST to the NHC.

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

Regulations on Product Liability

In addition to the strict new drug approval process, PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC laws, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. According to the General Principles of the Civil Law of the PRC promulgated in April 1986 and amended in August 2009, General Rules of the Civil Law of the PRC promulgated in March 2017 and became effective in October 2017, and the Civil Code of the PRC promulgated in May 2020, collectively, PRC Civil Law, the manufacturer or vendor of a defective product which causes property damage or physical injury to any person may be subject to civil liability for such damage or injury.

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

Regulations on Environmental Protection

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

Pursuant to the Law of the PRC on Environment Impact Assessment, which was promulgated in October 2002 and most recently amended in December 2018, the government of the PRC implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015 and came into effect in March 2015, and amended in December 2022, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant government regulations. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

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

According to the Circular of the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of non-PRC investors in the PRC is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that non-PRC-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of non-PRC-invested enterprises is improved. Later, the SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular 19 promulgated in March 2015 and amended in December 2019, and the Circular 16 promulgated in June 2016, the settlement of foreign exchange by non-PRC invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the non-PRC invested enterprises and follow the principles of authenticity.

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

The Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

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

Regulations on Labor

Labor Law and Labor Contract Law

According to the PRC Labor Law, which was promulgated by the Standing Committee of the NPC in July 1994 and amended in August 2009 and December 2018, respectively, the PRC Labor Contract Law, which was promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 and came into effect July 2013, and the Implementing Regulations of the Labor Contract Law of the PRC, which was promulgated by the State Council in September 2008, labor contracts in written form shall be executed to establish labor relationships between employers and employees. In addition, wages cannot be lower than the local minimum wage. The employers must establish a system for labor safety and sanitation, strictly abide by PRC rules and standards, provide education regarding labor safety and sanitation to its employees, provide employees with labor safety and sanitation conditions and necessary protection materials in compliance with PRC rules, and carry out regular health examinations for employees engaged in work involving occupational hazards.

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

Regulations on Taxation and Withholding Tax

Enterprise Income Tax and Withholding Tax

According to the Enterprise Income Tax Law promulgated by the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Regulations for the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and non-PRC-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under non-PRC law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates adopted in April 2018, as of May 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% rates are adjusted to 16% and 10%.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, effective in April 2019, the 16% VAT tax rate, which applies to the sales or imported goods of a VAT general taxpayer, will be lowered to 13%; and the 10% VAT tax rate will be lowered to 9%.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, and software services, which are consumed exclusively overseas, the above-mentioned cross-border taxable activities are exempt from VAT.

Tax on Indirect transfer

On February 3, 2015, the SAT issued Bulletin 7, which was amended on October 17, 2017 and December 29, 2017. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income is mainly derived from the PRC; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

On October 17, 2017, the SAT issued SAT Circular 37, which was amended by the Announcement of the SAT on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. The SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

In order to market our future product candidates in the European Economic Area (which is comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), or the EEA, and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

•
the “Community MA,” which is issued under the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Product candidates for Human Use, or CHMP, of the EMA and which is valid throughout the entire territory of the EEA. A marketing authorization may be granted only to an applicant established in the EU. The centralized procedure provides for the grant of a single marketing authorization by the European Commission following a favorable opinion by the CHMP. The Centralized Procedure is mandatory for some types of product candidates, such as biotechnology medicinal product candidates, orphan medicinal product candidates and medicinal product candidates indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for other products that represent a significant therapeutic, scientific, or technical innovation, or whose authorization would be in the interest of public health, or which contain a new active contain a new active substance for indications other than those specified to be compulsory; and
•
“National MAs,” which are issued by the competent authorities of the Member States of the EEA under the National Procedure (mutual-recognition or decentralized) and only cover their respective territory, are available for product candidates not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

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

Pediatric investigation plan. In the EEA, MA applications for new medicinal product candidates not authorized have to include the results of studies conducted in the pediatric population, in compliance with all measures included in an EMA approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA or Pediatric Committee, or the PDCO, has granted (1) a product specific waiver, (2) a class waiver, or (3) a deferral for one or more of the measures included in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all Member States of the EEA and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

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

The aforementioned EU pharmaceutical rules are under revision and new provisions are expected to be adopted within 2023.

EU Clinical Trials. Clinical trials of medicinal products in the EU must be conducted in accordance with EU and EU Member State regulations and the International Conference on Harmonization, or ICH, guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products. In the European Union, the Clinical Trials Regulation ((EU) No 536/2014) applied since January 31, 2022, replacing and repealing the Clinical Trials Directive (2001/20/EC). Under the Clinical Trials Regulation ((EU) No 536/2014), there is a centralized application procedure where one EU Member State’s competent authority takes the lead in reviewing part I of the clinical trials application, or CTA, which contains scientific and medicinal product documentation, and the other national authorities only have limited involvement. Part II, which contains the national and patient-level documentation, will be assessed individually by each EU Member State. A clinical trial can only start in an EU Member State once it has been authorized (potentially with conditions) by the concerned EU Member State via the EU Clinical Trials Information System, or CTIS. Separately, the sponsor must obtain a positive opinion from the relevant, independent Ethics Committee(s). A transitional period applies during the transition from Clinical Trials Directive to the Clinical Trials Regulation. During this period, the following applies: (a) until January 30, 2023, clinical trial sponsors could use CTIS to apply to run a clinical trial under the Clinical Trials Regulation or may choose to apply to run a trial under the Clinical Trials Directive; (b) from January 31, 2023, clinical trial sponsors need to use CTIS to apply to start a new clinical trial in the EU/EEA; and (c) from January 31, 2025, any trials approved under the Clinical Trials Directive that continue running will need to comply with the Clinical Trials Regulation and their sponsors must have recorded information on them in the CTIS. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. Once the CTA is approved by the EU Member State’s competent authority and the ethics committee has granted a positive opinion in relation to the conduct of the trial in the relevant Member State(s), in accordance with an EU Member State’s requirements, clinical trial development may proceed. If the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

Any substantial changes to the trial protocol or other information submitted with the CTA must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

During the development of a medicinal product, the EMA and EU Member States’ competent authorities may provide for the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical trials, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future MA application (MAA) of the product concerned.

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

EU Pricing and Reimbursement.

In the EU, different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products can only be effectively marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials in order to compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states may allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross- border imports from low-priced markets exert a commercial pressure on pricing within a country.

In December 2021, Regulation ((EU) 2021/2282) on HTA, or HTA Regulation, was adopted. The HTA Regulation will apply as from January 12, 2025 for oncology and advanced therapy medicinal product therapies, January 13, 2028 for orphan medicinal products and January 13, 2030 for other medicinal products. It particularly replaces the current system based on the voluntary network of national authorities, and the new framework covers joint clinical assessments, joint scientific consultations, the identification of emerging health technologies, and voluntary cooperation for the national authorities. The HTA Regulation aims to provide a transparent and inclusive framework for health technology assessments in the EU, and it will help EU countries determine the effectiveness and value of new technologies and decide on pricing and reimbursement by health insurers or health systems.

U.S. Healthcare Reform

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell some “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for covered outpatient drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to some aspects of the ACA.

On June 17, 2022, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how other healthcare reform measures enacted by Congress or implemented by the Biden administration, if any, will impact our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2031 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through March 31, 2023 and a reduction to 1% from April 1, 2022 through June 30, 2022 due to the COVID-19 pandemic. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. In addition, individual states in the United States have also become increasingly active in implementing regulations designed to address pharmaceutical product pricing, such as transparency measures that require the disclosure of prices, including price or patient reimbursement constraints, discounts, restrictions on specific product access and changes, marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing costs, and research costs, among others. Furthermore, there has been increased interest by third party payors and governmental authorities as to pricing systems and publication of discounts and list prices for drug spending.

In August 2022, President Biden signed into law the Inflation Reduction Act (IRA), which implements substantial changes to the Medicare program, including drug pricing reforms and changes to the Medicare Part D benefit design. Among other reforms, the Inflation Reduction Act of 2022 imposes inflation rebates on drug and biological product manufacturers for products reimbursed under Medicare Parts B and D if the prices of those products increase faster than inflation beginning in 2023; implements changes to the Medicare Part D benefit that, beginning in 2025, will cap benefit annual out-of-pocket spending at $2,000, with new discount obligations for pharmaceutical manufacturers; and, beginning in 2026, establishes a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with the Centers for Medicare and Medicaid Services.

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

C. Organizational Structure.

The following diagram illustrates our corporate structure as of the date of this annual report:

The following table illustrates the principal activities and percentage equity interest as of December 31, 2021 and 2022 for each of our subsidiaries:

			As of December 31,
Name	Principal activities	Jurisdiction of incorporation	2021	2022
Connect Biopharma HongKong Limited	Investment holding	Hong Kong	100%	100%
Connect Biopharm LLC	Pharmaceutical R&D	U.S.	100%	100%
Connect Biopharma Australia PTY LTD	Pharmaceutical R&D	Australia	100%	100%
Suzhou Connect Biopharma Co., Ltd.	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Shanghai) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Beijing) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Shenzhen) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%

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

In May 2021, we entered into the Land Use Agreement. Pursuant to this agreement, we obtained the right to use approximately 70,400 square meters of state-owned land located in the Taicang High-Tech Industrial Development Zone for a period of fifty years. We acquired the land use rights to build a research and development laboratory, manufacturing facility and office. We have terminated the plan to build such facilities and have written off related construction costs in the amount of RMB 32.8 million (USD 4.7 million) to Net impairment losses in our Consolidated Statements of Net Loss. As of December 31, 2022, we have paid an aggregate of approximately RMB 22.3 million (USD 3.5 million) for the land use rights and have recorded them as right-of-use assets in our Consolidated Balance Sheets.

In connection with the Land Use Agreement described above, we entered into an Investment Agreement with the Jiangsu Taicang HIDC, a local government authority in Taicang. Pursuant to this agreement, the Jiangsu Taicang HIDC agreed to provide specific financial support and incentives in connection with the development of our facilities that were previously contemplated by the Land Use Agreement. As of December 31, 2022, we have provided pursuant to this agreement approximately RMB 525.5 million (USD 75.4 million) of cash into our Connect Suzhou research and development operations to fund research, development, and administration expenses at our Taicang facility.

In April, 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Company expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC.

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

Our consolidated financial statements are presented in Renminbi, or RMB. For the convenience of the reader, we have translated information in the tables below presented in RMB into U.S. dollars at the rate of RMB 6.9646 to $1.00, the exchange rate set forth in the China Foreign Exchange Trade System on December 31, 2022. These translations should not be considered representations that any such amounts have been, could have been, or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 19).

A. Operating Results

Overview

We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, CBP-201, is an antibody designed to target IL-4Rα, which is a validated target for the treatment of inflammatory diseases such as AD and asthma. The estimated global market for AD was approximately $7.6 billion in 2021 and is expected to grow to $12.1 billion by 2025, a CAGR of 12.4%. We recently completed a Phase 2b trial of CBP-201 in the United States, the PRC, Australia and New Zealand in adult patients with moderate-to-severe AD, in which primary and key secondary endpoints were met. We are also developing CBP-307, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of IBD, and specifically UC and reported top-line results from a global Phase 2 trial in 2022

Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through equity and preferred shares financing. On March 23, 2021, we completed our initial public offering, or the IPO, for a total cash consideration of USD 219.9 million, before netting underwriting discounts and commissions of USD 15.4 million. As of December 31, 2022, we had RMB 550.3 million (USD 79.0 million) in cash and cash equivalents. RMB 511.3 million (USD 73.4 million) in short-term investments, and RMB 65.7 million (USD 9.4 million) in long-term investments.

As a research intensive, innovation-focused entity, we have incurred losses and experienced negative operating cash flows since inception. Our net losses were RMB 1,306.8 million and RMB 797.1 million (USD 114.4 million) for the years ended December 31, 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated loss of RMB 3,175.2 million (USD 455.9 million). We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and expand our pipeline of product candidates.

As our product candidates move further into clinical development stages, we may receive milestone and other payments from third parties with whom we may choose to collaborate. In addition, we may also receive revenues from product commercialization if we obtain regulatory approval for any of our product candidates. However, even with these sources of revenue and income, we may continue to experience losses and negative operating cash flows and may not be able to fund our late-stage programs without additional fundraisings, licensing or partnership proceeds. Our commencement of any Phase 3 program for CBP-201 is contingent upon securing the partnership or partnerships necessary to fully complete the program. We believe that our existing cash and cash equivalents along with the short-term investments noted above will be sufficient to meet our anticipated daily operation needs for at least the next 12 months.

Key Factors and Trends Affecting Our Business

The future success of our business is predicated on the continuation of our research and development programs, initially by advancing CBP-201 and CBP-307 through Phase 2 and Phase 3 clinical trials and then seeking regulatory approval in the United States, the PRC, Europe, Australia and other jurisdictions. We may advance CBP-174 into additional clinical trials after evaluating results of our Phase 1 trial in healthy volunteers. We do not currently have sufficient capital resources to complete late-stage clinical trials of all our product candidates or in all planned indications.

Impact of COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the WHO declared COVID-19 a pandemic. The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. As the pandemic continues its impact throughout the world, the healthcare systems of the various countries in which we are conducting ongoing clinical trials of CBP-201 and CBP-307 have and may continue to experience great disruption. In 2020, enrollment in our Phase 2 clinical trial of CBP-307 for patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. In 2021, enrollment in one Phase 1 clinical trial of CBP-307 and the Phase 1 clinical trial of CBP-174 in Australia was impacted due to the COVID-19 pandemic. In 2022, our Phase 2 clinical trial of CBP-201 in patients with Chronic Rhinosinusitis with Nasal Polyps was early terminated and enrollment in our Phase 2 clinical trial of CBP-201 in patients with Asthma was delayed in part due to the COVID-19 pandemic.

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

Elements of research and development expenses primarily include (1) clinical trial expenses such as payments to CROs, investigators and clinical trial sites that conduct the clinical studies; (2) manufacturing costs for drug substance and drug product used in clinical trials; (3) expenses related to preclinical testing of our technologies;(4) consultant service related to the design of clinical trials and data analysis, (5) payroll and other related expenses of personnel engaged in research and development activities, (6) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility-related expenses, and (7) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

The majority of our third-party expenses have been related to the development of CBP-201 and CBP-307. During the years ended December 31, 2021 and 2022, we spent RMB 349.5 million and RMB 376.6 million (USD 54.1 million), respectively, in clinical trial related expenses relating to CBP-201, and RMB 112.3 million and RMB 183.1 million (USD 26.3 million), respectively, in clinical trial related expenses relating to CBP-307. We deploy our personnel and facility-related resources across all of our research and development activities. We have substantially increased our research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect that our research and development costs will continue to increase as we conduct ongoing, and plan and conduct new, preclinical studies and clinical trials and manufacture our product candidates.

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

Net impairment losses

Impairment losses relate to the write-off of assets including construction in process assets when we determine that there is a loss in the future economic value of the asset due to either a decline in the asset’s value or the termination of a project for which the asset was purchased.

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

Other (Losses)/Gains—Net

Other gains or losses consist of the foreign exchange gains and losses resulting from the settlement of foreign exchange transactions, most of which were denominated in U.S. dollars for the subsidiaries that have functional currency in RMB, investment income from investments recorded at fair value through profit and loss, interest income from cash equivalents, and investment income from short-term investments in wealth management products with various maturities which bear floating interest rates. The fair value of short-term investments in wealth management products is based on discounted cash flows using their expected returns. Changes in fair value of these financial assets are recorded in other income (losses)/gains—net.

Finance Income

Finance income is comprised primarily of interest income earned from short-term and long-term investments, bank and term deposits that are held for cash management purposes.

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

Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate. We are incorporated in the Cayman Islands with subsidiaries in Hong Kong, China (PRC), Australia and the United States and is exempt from income tax in the Cayman Islands. Our United States entity is a service provider for the Hong Kong entity and as a result its cost-plus income is subject to taxation in the United States. There is no tax expense in Hong Kong, PRC or Australia as there was no estimated assessable profit that was subject to tax during the years ended December 31, 2021 and 2022.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2022

The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
	2021	2022	2022	Change
	RMB’000	RMB’000	USD’000(1)	RMB’000
Research and development expenses	(518,021)	(652,211)	(93,646)	(134,190)
Administrative expenses	(122,445)	(139,444)	(20,022)	(16,999)
Net impairment losses	—	(32,805)	(4,710)	(32,805)
Other income	18,996	6,438	924	(12,558)
Other (losses)/gains—net	(9,966)	12,433	1,785	22,399
Operating loss	(631,436)	(805,589)	(115,669)	(174,153)
Finance income	622	10,715	1,538	10,093
Finance cost	(44)	(144)	(21)	(100)
Finance income—net	578	10,571	1,517	9,993
Fair value loss of financial instruments with preferred rights	(674,269)	—	—	674,269
Net loss before income tax	(1,305,127)	(795,018)	(114,152)	510,109
Income tax expense	(1,697)	(2,037)	(292)	(340)
Net loss for the year	(1,306,824)	(797,055)	(114,444)	509,769

(1) USD 1.00 = RMB 6.9646.

Research and Development Expenses

Research and development expenses increased by RMB 134.2 million from RMB 518.0 million for the year ended December 31, 2021 to RMB 652.2 million (USD 93.6 million) for the year ended December 31, 2022, primarily due to an increase of RMB 127.1 million in third-party clinical trial costs for advancing our lead product candidates into later clinical trial phases. Specifically, in 2022, we completed a global Phase 2b clinical trial of CBP-201 in the United States, the PRC, Australia and New Zealand and initiated a stand-alone pivotal clinical trial of CBP-201 in the PRC for adult AD patients with moderate-to-severe AD, which significantly increased clinical trial and manufacturing expenses. In addition, we incurred additional drug supply and clinical expenses related to the global Phase 2 clinical trials of CBP-201 for asthma and chronic rhinosinusitis with nasal polyposis, or CSwNP, indications and the global Phase 2 trial for CBP-307 in UC and Crohn’s disease, or CD, indications.

Administrative Expenses

Administrative expenses increased by RMB 17.0 million from RMB 122.4 million for the year ended December 31, 2021 to RMB 139.4 million (USD 20.0 million) for the year ended December 31, 2022. The increase in administrative expenses was primarily due to (i) a RMB 11.8 million increase in payroll and related expenses for additional headcount, including share-based compensation expense, and resources needed in support of the growth of our business operations, (ii) a RMB 1.3 million increase in office and software expenses, and (iii) a RMB 1.8 million increase in depreciation and amortization expense.

Net impairment losses

Net impairment losses during 2022 of RMB 32.8 million (USD 4.7 million) are attributable to the write-off of construction in process assets related to the termination of the construction project to build a research and development laboratory, manufacturing facility, and administrative offices on land purchased in 2021. In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Company expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC.

Other Income

Other income decreased by RMB 12.6 million from RMB 19.0 million for the year ended December 31, 2021 to RMB 6.4 million (USD 0.9 million) for the year ended December 31, 2022. This decrease was primarily related to a one-time grant of RMB 11.0 million received in 2021 from the PRC government for the Company’s achievement of an IPO listing.

Other (Losses)/Gains—Net

Other (losses)/gains—net, increased by RMB 22.4 million from RMB 10.0 million of other losses for the year ended December 31, 2021 to RMB 12.4 million (USD 1.8 million) of net gains for the year ended December 31, 2022. The increase was primarily attributable to (i) RMB 12.9 million favorable fluctuations in foreign exchange rates in 2022 and (ii) a RMB 1.7 million increase in investment income from investments recorded at fair value through profit and loss, and (iii) during 2021, the Company incurred a loss of RMB 7.0 million due to a phishing incident which resulted in the Company remitting such amount to an account set up by the phishers rather than to one of the Company’s vendors. No loss of company data nor any loss or compromise of third-party information has been discovered related to this phishing incident. During 2022, the USD exchange rates against RMB strengthened, leading to higher foreign exchange gains in 2022.

Finance Income

Finance income increased by RMB 10.0 million from RMB 0.7 million for the year ended December 31, 2021 to RMB 10.7 million (USD 1.5 million) for the year ended December 31, 2022. The increase was primarily due to (i) a RMB 0.7 million increase in interest from bank and term deposits and (ii) a RMB 9.4 million increase in investment income from investments recorded at fair value through other comprehensive income/(loss).

Finance Costs

The change in finance costs year over year was insignificant.

Fair Value Loss of Financial Instruments with Preferred Rights

Fair value loss of financial instruments with preferred rights decreased by RMB 674.3 million from RMB 674.3 million for the year ended December 31, 2021 to nil (USD nil) for the year ended December 31, 2022. All of the Company's financial instruments with preferred rights were converted into ordinary shares in 2021 in connection with the Company's IPO.

Income Tax Expense

Income tax expense increased by RMB 0.3 million from RMB 1.7 million for the year ended December 31, 2021 to RMB 2.0 million (USD 0.3 million) for the year ended December 31, 2022. The increase is mainly related to higher research and development activity during the year ended December 31, 2022 in Connect US, which for income tax purposes is a service provider for Connect HK and as a result its cost-plus income is taxed for federal and state income tax purposes in the United States.

Comparison of the Years Ended December 31, 2020 and 2021

The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
	2020	2021	2021	Change
	RMB’000	RMB’000	USD’000(1)	RMB’000
Research and development expenses	(150,932)	(518,021)	(81,249)	(367,089)
Administrative expenses	(47,720)	(122,445)	(19,205)	(74,725)
Net impairment losses	—	—	—	—
Other income	6,989	18,996	2,979	12,007
Other losses—net	(6,100)	(9,966)	(1,563)	(3,866)
Operating loss	(197,763)	(631,436)	(99,038)	(433,673)
Finance income	717	622	98	(95)
Finance cost	(2,893)	(44)	(7)	2,849
Finance (cost)/income—net	(2,176)	578	91	2,754
Fair value loss of financial instruments with preferred rights	(579,286)	(674,269)	(105,756)	(94,983)
Net loss before income tax	(779,225)	(1,305,127)	(204,703)	(525,902)
Income tax expense	—	(1,697)	(266)	(1,697)
Net loss for the year	(779,225)	(1,306,824)	(204,969)	(527,599)

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

(a)
Research and development expenses

We incur costs and expenses on research and development activities. Research expenditures are charged to the profit or loss as an expense in the period the expenditure is incurred. Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following can be demonstrated:

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

(b)
Fair value of financial assets

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income, or FVOCI; or (iii) fair value through profit or loss, or FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI.

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and other receivables are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the consolidated balance sheets at fair value with changes in fair value therein recognized in the consolidated statements of loss and comprehensive loss. Cash equivalents representing money market investments are classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the consolidated balance sheets at fair value with changes in fair value therein recognized in the consolidated statements of loss and comprehensive loss. The short-term and long-term investments in U.S. Treasury bills, government agency bonds, and listed and unlisted debt securities are classified within this category.

(c)
Fair value of financial instruments with preferred rights

Financial instruments with preferred rights issued by us will be convertible into ordinary shares at the option of the holders and redeemable upon occurrence of specific future events. Financial instruments with preferred rights are compound instruments with discretionary dividend right. The Company elected to designate the entire hybrid contracts that include a host contract and embedded derivatives as financial liabilities at fair value through profit or loss considering the fact that the instruments also have contingent settlement provisions. They are initially recognized at fair value. with any directly attributable transaction costs are expensed in the consolidated statements of loss. Subsequent to initial recognition, the amount of change in the fair value of the financial instruments with preferred rights that is attributable to changes in the credit risk of that liability shall be presented in OCI with the remaining changes in fair value recognized as “fair value loss of financial instruments with preferred rights” in profit or loss. Our preferred shares are not traded in an active market and the respective fair value is determined by using valuation techniques. We first determined the equity value and then allocated the equity value to each element of our capital structure using either an OPM or a hybrid method. We make assumptions and estimates concerning variables such as discount rate for lack of marketability, or DLOM, expected volatility and risk-free interest rates.

(d)
Recognition of share-based compensation expenses

In order to attract and retain the right talent, we offer share-based compensation incentives to our employees, directors and consultants. We used a Binomial Option Pricing model to determine the total fair value of the awarded options, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the grant date share price, expected volatility, expected early exercise multiple, option life, risk-free interest rate and dividend yield, are required to derive such expense amounts. Separately, we used the Black-Scholes option-pricing model to determine the fair value of Employee Share Purchase Plan, or ESPP, compensation expense calculation as of the grant date. As we continue to grow and move into key stages of product development, we expect to continue offering share-based incentives to our employees, directors and consultants and the amount of expenses may increase in the future.

Key assumptions are set forth as follows (after Share Consolidation):

Year Ended December 31,
	2021	2022
Weighted average exercise price during the year	USD 13.8	USD 3.44
Grant date share price	USD 4.3~USD 23.3	USD 0.75~USD 4.91
Risk-free interest rate	1.2%~1.7%	1.9%~3.4%
Expected volatility	60.5%~62.2%	61.4%~62.0%
Option life	10 years	10 years
Expected early exercise multiple	2.2	2.2~2.8
Dividend yield	Nil	Nil
Forfeiture rate	*3.0%-9.6%	*3.0%-10.8%
Weighted average fair value of options granted during the year	USD 10.6	USD 1.98

* - During the year ended December 31, 2022, the forfeiture rates for executives was 3.0% and ranged from 7.7% to 10.8% for all other employees.

(i) - Discounted ESPP price for issued shares during the year ended December 31, 2022 was USD 0.74.

•
Grant date share price—Because our ordinary shares are not yet publicly traded, we are required to estimate the fair value of our ordinary shares, as discussed in “—Ordinary Share Valuation” below.
•
Risk-free interest rate—The risk-free rate is based on the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.
•
Expected volatility—We adopted the average volatility of the comparable companies as the proxy of the expected volatility of the underlying share. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the stock options.
•
Option life—We adopted option life in accordance with the contractual terms of the options.
•
Expected early exercise multiple—We estimated expected early exercise multiple for employee grantees and senior management grantees respectively by making reference to academic research.
•
Dividend yield—We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.
•
Forfeiture rate—We estimated the probability of employee grantees exit based on the historical records.
(e)
Ordinary Share Valuation

Before our IPO, the fair value of the ordinary shares underlying our share options was determined by us, with input from management and contemporaneous third-party valuations, as there was no public market for our ordinary shares. Given the absence of a public trading market of our ordinary shares, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, the management exercised reasonable judgement and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date for the reporting period. These factors included important developments in our operations, including research and development activities, sales of preferred shares, actual operating results and financial performance, the conditions in the biotechnology industry, general economic conditions, and the stock price performance and volatility of comparable public companies used to determine our total equity value, which is allocated to our different classes of ordinary and preferred shares. In addition, in valuing our ordinary shares, we considered the lack of liquidity of those shares. Our ordinary shares were valued under a hybrid framework which included an OPM valuation model and an analysis assuming an initial public offering as a possible future event, or the IPO Scenario.

The OPM valuation model utilized the following inputs to determine the fair value of our ordinary shares:

•
Term to exit—The term to exit considered market conditions and our estimate of when an exit would most likely occur by sale.
•
Risk-free rate—The rates were based on the yield of US Treasury Strips with a maturity life equal to the expected terms for a liquidation event.

•
Volatility—Expected volatility is based on daily stock prices of comparable companies for a period equal to the expected terms for a liquidation event. The comparable companies were selected based on operational similarities to us as well as other qualitative considerations.

The IPO Scenario utilized the following assumptions to determine the fair value of our ordinary shares:

•
Pre-money equity value on expected IPO Date—This value estimation was based on the guideline public company method under market approach, recently completed life sciences and biotechnology sectors IPO pricing by underwriter, as well as the expected capital market sentiment.
•
Cost of equity—The cost of equity is based on comparable companies selected based on operational similarities to us as well as other qualitative considerations.
•
Expected term for IPO Event—The expected term for an IPO Event considered market conditions and our estimate of when an IPO would most likely occur.

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

(f)
Current and deferred income taxes

We recognize deferred tax assets based on estimates that it is probable to generate sufficient taxable profits in the foreseeable future against which the deductible losses and temporary differences will be utilized. The recognition of deferred tax assets mainly involves management’s judgments and estimations about the timing and the amount of taxable profits of the companies which have tax losses. As we expect continued operating losses in the near future, we do not expect to utilize historical tax losses. We have not recognized deferred income assets as of December 31, 2021 and 2022.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2022, please refer to our consolidated financial statements as of December 31, 2022.

B. Liquidity and Capital Resources

Overview

We are a clinical development stage company that has generated no revenues and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of December 31, 2022, we had an accumulated losses of RMB 3,175.2 million (USD 455.9 million), and we expect to continue to incur significant losses for the foreseeable future. As of December 31, 2022, we had cash and cash equivalents of RMB 550.3 million (USD 79.0 million), short-term investments of RMB 511.3 million (USD 73.4 million), and long-term investments of RMB 65.7 million (USD 9.4 million). Our principal sources of funding have historically been continuous cash contributions from common equity holders and preferred shareholders, including our IPO that we completed on March 23, 2021 for total cash consideration of USD 219.9 million before underwriting discounts and commissions. We currently have an effective shelf registration statement covering the offering of up to USD 300,000,000 in the aggregate of our ADSs, including up to USD 150,000,000 of our ADSs that may be issued and sold from time to time “at the market” under a sales agreement with SVB Securities LLC and Cantor Fitzgerald & Co. There has been no take down from the shelf registration statement or sale of ADSs under such sales agreement, and we do not know the current viability of SVB Securities LLC, but any such financing if effected will be likely to cause substantial dilution to holders of our securities.

We believe, based on our current operating plan and expected expenditures, that our existing cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated operating cash expenditures for at least the next 12 months from the issuance date of our financial statements as of and for the year ended December 31, 2022 and meet the requirements of a going concern. In the long-term, we will continue to seek additional fundraisings, licensing, or partnership proceeds to sufficiently fund our late-stage clinical trials for our product candidates.

We have funded our operations primarily through equity financing. Proceeds from those financings are initially held in the bank accounts of Connect Biopharma Holdings Limited and used to fund the operations of our subsidiaries. The credit risk of cash and cash equivalents, financial assets at fair value through profit or loss, and financial assets at fair value through other comprehensive income, is limited because the counterparties are reputable commercial institutions located in the Cayman Islands, the U.S., PRC and Australia.

Additionally, there may be credit risk with deposit accounts at banking institutions in which balances exceeds each country’s insurance limits for such accounts.

In addition, we have received development incentives and subsidies from the PRC government. During the years ended December 31, 2022 and 2021, we received approximately RMB 5.9 million ($0.9 million) and RMB 22.2 million ($3.5 million) respectively.

The following table summarizes the cash transferred from our holding company to our operating subsidiaries:

	Year Ended December 31,
	2021	2022	2022
	RMB’000	RMB’000	USD’000
Cash Flow from Connect Biopharma Holdings Limited to:
Connect Biopharma HongKong Limited	672,529	674,173	96,800
Total cash transferred to operating subsidiaries	672,529	674,173	96,800

	Year Ended December 31,
	2021	2022	2022
	RMB’000	RMB’000	USD’000
Connect Biopharma HongKong Limited to:
Connect Biopharm LLC	309,287	431,805	62,000
Suzhou Connect Biopharma Co., Ltd.	356,218	174,115	25,000
Connect Biopharma Australia PTY LTD	—	47,359	6,800
Total cash transferred to operating subsidiaries	665,505	653,279	93,800

The amounts funded from Suzhou Connect Biopharma Co., Ltd to other the PRC subsidiaries were insignificant. There were no distributions, dividends or any other transfers out from any of the PRC entities to any of our entities outside of the PRC.

Cash Flows for the Years Ended December 31, 2021 and 2022

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2022
	RMB’000	RMB’000	USD’000
Cash Flow Data:
Net cash used in operating activities	(544,926)	(679,665)	(97,588)
Net cash used in investing activities	(34,025)	(571,310)	(82,031)
Net cash generated from / (used in) financing activities	1,316,099	(625)	(90)
Net increase / (decrease) in cash and cash equivalents	737,148	(1,251,600)	(179,709)

Operating Activities

During the year ended December 31, 2022, net cash used in operating activities was RMB 679.7 million (USD 97.6 million), primarily due to net loss before tax of RMB 795.0 million (USD 114.2 million), offset by certain adjustments of RMB 66.3 million (USD 9.5 million) and a positive working capital change in our operating assets and liabilities of RMB 49.0 million (USD 7.0 million). These adjustments consisted primarily of share-based compensation expense of RMB 45.6 million (USD 6.5 million), net impairment losses recognized on the write-off of construction in process of RMB 32.8 million (USD 4.7 million), and depreciation and amortization expense of RMB 6.9 million (USD 1.0 million), offset by net foreign exchange differences of RMB 9.5 million (USD 1.4 million) and investment income of RMB 11.1 million (USD 1.6 million). The positive working capital change in operating assets and liabilities was primarily due to an increase in trade payables of RMB 2.6 million (USD 0.4 million) due to timing of payments on outstanding payables, offset by an decrease in other receivables and prepayments of RMB 23.1 million (USD 3.3 million) driven by clinical trial prepayments to CROs for CBP-201 and CBP-307 and a decrease in other non-current assets of RMB 17.1 million (USD 2.4 million) due to collection of value-added tax, or VAT, balances which can offset against future VAT payables as well as a decrease in other payables and accruals of RMB 6.3 million (USD 0.9 million) due to timing of payments on outstanding payables.

During the year ended December 31, 2021, net cash used in operating activities was RMB 544.9 million, primarily due to net loss before tax of RMB 1,305.1 million, offset by certain adjustments of RMB 739.4 million and a positive working capital change in our operating assets and liabilities of RMB 20.8 million. These adjustments consisted primarily of the fair value changes in financial instruments with preferred rights of RMB 674.3 million, share-based compensation expense of RMB 57.9 million, the net foreign exchange differences of RMB 3.3 million, and depreciation and amortization expense of RMB 4.1 million. The positive working capital change in operating assets and liabilities was primarily due to an increase in trade payables of RMB 56.6 million due to timing of payments on outstanding payables, offset by an increase in other receivables and prepayments of RMB 16.1 million driven by clinical trial prepayments to CROs for CBP-201 and CBP-307 and an increase in other non-current assets of RMB 8.2 million due to higher deductible value-added tax, or VAT, balances which can offset against future VAT payables as well as a decrease in other payables and accruals of RMB 11.5 million due to timing of payments on outstanding payables.

Investing Activities

During the year ended December 31, 2022, net cash used in investing activities of RMB 571.3 million (USD 82.0 million) was primarily related to the net purchase of financial assets recorded at fair value through other comprehensive income of RMB 542.1 million (USD 77.8 million), net sales of financial assets recorded at fair value RMB 1.7 million (USD 0.2 million), and the purchase of property, plant and equipment of RMB 29.3 million (USD 4.2 million).

During the year ended December 31, 2021, net cash used in investing activities of RMB 34.0 million was primarily related to the proceeds from sale of financial assets of RMB 128.0 million and investment income of RMB 0.4 million, partially offset by the purchase of financial assets of RMB 114.5 million, the purchase of property, plant and equipment of RMB 24.9 million, the lease payments of RMB 22.3 million and the purchase of intangible assets of RMB 0.3 million.

Financing Activities

During the year ended December 31, 2022, net cash used in financing activities was RMB 0.6 million (less than USD 0.1 million), primarily resulting from payment for lease liabilities of RMB 1.5 million (USD 0.2 million), offset by the receipt of RMB 0.8 million (USD 0.1 million) of stock option exercise proceeds.

Material Cash Requirements

As discussed below, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease obligations. We intend to fund our existing and future material cash requirements with our existing cash, cash equivalents and short-term investments balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

In May 2021, we entered into a Land Use Agreement. Pursuant to this agreement, we obtained the right to use approximately 70,400 square meters of state-owned land located in the Taicang High-Tech Industrial Development Zone for a period of fifty years. We acquired the land use rights to build a research and development laboratory, manufacturing facility and office. As of December 31, 2022, we have terminated the plan to build such facilities and have written off related construction costs in the amount of RMB 32.8 million (USD 4.7 million) to Net impairment losses in our Consolidated Statements of Net Loss. As of December 31, 2022, we have paid an aggregate of approximately RMB 22.3 million (USD 3.5 million) for the land use rights and have recorded them as right-of-use assets in our Consolidated Balance Sheets.

In connection with the Land Use Agreement described above, we entered into an Investment Agreement with the Jiangsu Taicang High-tech Industrial Development Zone Management Committee (the “Jiangsu Taicang HIDC”), a local government authority in Taicang. Pursuant to this agreement, the Jiangsu Taicang HIDC agreed to provide specific financial support and incentives in connection with the development of our facilities that were previously contemplated by the Land Use Agreement. As of December 31, 2022, we have provided pursuant to this agreement approximately RMB 525.5 million (USD 75.4 million) of cash into our Connect Suzhou research and development operations to fund research, development, and administration expenses at our Taicang facility.

In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Company expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC.

Capital commitments

	Year Ended December 31,
	2021	2022
	RMB’000	RMB’000
Equipment and intangible assets
—Contracted but not provided for	146,878	—

As of December 31, 2021, we had capital commitments of approximately RMB 146.9 million (USD 23.0 million), primarily in connection with the construction of a campus in Taicang. As of December 31, 2022, we have no additional commitments.

Disclosure of Contractual Obligations

Our contractual obligations are shown as financial liabilities according to their classifications in the Consolidated Balance Sheets. Lease liabilities are classified according to the contractual term in the leasing agreements. In 2021, we entered into a three-year office lease agreement for approximately 3,600 square feet in San Diego, California, and the lease commenced in March 2022. The lease obligation over the remaining lease term is approximately USD 0.4 million.

Holding Company Structure

We are a holding company that conducts its operations primarily through our various subsidiaries. As a result, our ability to pay dividends depends upon dividends paid to us by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund specific statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the PRC is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2022, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was RMB 221.5 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management.

Executive Officers and Directors

The following table presents information about our current executive officers and directors, including their ages as of the date of this annual report:

Name	Age	Position
Executive Officers
Zheng Wei, Ph.D. (3)	59	Chief Executive Officer and Director
Wubin Pan, Ph.D.	58	President and Chairperson of the Board of Directors
Steven Chan	51	Chief Financial Officer
Chin Lee, M.D.	53	Chief Medical Officer

Non-Executive Directors
Kleanthis G. Xanthopoulos, Ph.D. (1)(2)	64	Lead Independent Director
Derek DiRocco, Ph.D. (2)	42	Director
Kan Chen, Ph.D. (3)	41	Director
Jean Liu (1)(3)	54	Director
Karen J. Wilson (1)(2)	59	Director

(1)
Audit committee member
(2)
Compensation committee member
(3)
Nominating and Corporate Governance committee member

The current business address for our executive officers and board of directors is c/o Connect Biopharma Holdings Limited, 12265 El Camino Real, Suite 350, San Diego, CA 92130, U.S.A.

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

Wubin Pan, Ph.D. Dr. Pan is a co-founder of the company and has served as our President and Chairperson of our board of directors since May 2012. Previously, Dr. Pan co-founded and led Crown Bioscience Inc., a venture-backed contract research organization, from June 2006 to October 2011. During this tenure, he served in various executive leadership positions at the company, including PRC President, Chief Operation Officer and Executive Vice President. Prior to this role, Dr. Pan was the Vice President at TsingHuaYuanXing Biopharmaceutical Co. Ltd. from November 2000 to May 2006. Prior to that, Dr. Pan worked as a research scientist with TerraGen Discovery Inc. (acquired by Cubist Pharmaceuticals) from October 1996 to October 2000. Dr. Pan obtained his Ph.D. in Biochemistry from University of Sussex and completed postdoctoral training at the University of California at Berkeley. He holds an M.B.A. from Tsing-Hua University and an M.S. in Pharmacology and a B.S. in Zoology, both from Sun Yat-sen University. We believe that Dr. Pan is qualified to serve as Chairperson of our board of directors based on his extensive knowledge of our business and his senior executive and board-level experience at biopharmaceutical companies.

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

Non-Executive Directors

Kleanthis G. Xanthopoulos, Ph.D. Dr. Xanthopoulos has served as a member of our board of directors since December 2020 and as our Lead Independent Director since January 2022. Dr. Xanthopoulos is currently the Chairman and Chief Executive Officer of Shoreline Biosciences Inc., and Chairman of Stork Capital Life Sciences which focuses on building and investing in innovative biotechnology companies. Dr. Xanthopoulos was Chief Executive Officer of IRRAS AB a publicly traded medical technology company from 2015 to 2021. He was a Managing General Partner at Cerus DMCC, from 2015 to 2020. Previously, he served as President and Chief Executive Officer of Regulus Therapeutics Inc. from the time of its formation in 2007 until June of 2015. Prior to that, he was a Managing Director of Enterprise Partners Venture Capital. Dr. Xanthopoulos co-founded and served as President and Chief Executive Officer of Anadys Pharmaceuticals, Inc. from its inception in 2000 to 2006 and remained a director until its acquisition by Roche in 2011. He was Vice President at Aurora Biosciences (acquired by Vertex Pharmaceuticals, Inc.) from 1997 to 2000. Dr. Xanthopoulos also co-founded and served as the first President and Chief Executive Officer of Sente Labs, and a member of the board of Shoreline Biosciences, a cell therapy company, and IRRAS AB. Dr. Xanthopoulos participated in The Human Genome Project as a Section Head of the National Human Genome Research Institute from 1995 to 1997. Prior to this, he was an Associate Professor at the Karolinska Institute, Stockholm, Sweden after completing a Postdoctoral Research Fellowship at The Rockefeller University, New York. In addition to being a director at Shoreline Biosciences and IRRAS AB, Dr. Xanthopoulos is also a member of the board of directors of Zosano Pharma, Inc and Sente Labs. Dr. Xanthopoulos received his B.S. in Biology with honors from Aristotle University of Thessaloniki, Greece, and received both his M.Sc. in Microbiology and Ph.D. in Molecular Biology from the University of Stockholm, Sweden. Dr. Xanthopoulos has over 45 peer review publications and several issued patents. We believe that Dr. Xanthopoulos’ senior executive experience managing and developing a major biotechnology company and his extensive industry knowledge and leadership experience in the life sciences industry qualify him to serve as a member of our board of directors.

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

Karen J. Wilson. Ms. Wilson has served as a member of our board of directors since December 2020. Ms. Wilson is also currently a member of the boards of directors of Angion Biomedica, LAVA Therapeutics B.V. Ms. Wilson also served as a member of the board of directors of Vaxart, Inc. between August 2020 to August 2022. Ms. Wilson served as Senior Vice President of Finance at Jazz Pharmaceuticals plc until September 2020 after serving as Vice President of Finance and Principal Accounting Officer. Prior to joining the Jazz Pharmaceuticals organization in February 2011, Ms. Wilson served as Vice President of Finance and Principal Accounting Officer at PDL BioPharma, Inc. from 2009 to January 2011. She also previously served as a Principal at the consulting firm of Wilson Crisler LLC, Chief Financial Officer of ViroLogic, Inc., Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc., and as a consultant and auditor for Deloitte & Touche LLP. Ms. Wilson is a Certified Public Accountant and received a B.S. in Business from the University of California, Berkeley. We believe that Ms. Wilson is qualified to serve as a member of our board of directors because of her expertise in finance and accounting and her senior executive experience in the pharmaceutical industry.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements with Major Shareholders, Customers, and Suppliers

Other than the director appointments made pursuant to the Shareholders Agreement as described below under “Item 7.B. Related Party Agreements—Shareholders Agreement,” there are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person was selected as a director or member of senior management.
B. Compensation

The aggregate compensation awarded to, earned by and paid to our directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2022 was approximately USD 5.5 million (using an exchange rate of RMB 6.9646 to $1.00, which represents the exchange rate as of December 31, 2022 set forth in the China Foreign Exchange Trade System, for RMB denominated compensation). Our PRC subsidiaries are required by law to make contributions equal to specific percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and executive officers who were employed by or otherwise performed services for us with respect to the fiscal year ended December 31, 2022 was $0.1 million (using an exchange rate of RMB 6.9646 to $1.00, which represents the exchange rate as of December 31, 2022 set forth in the China Foreign Exchange Trade System, for RMB denominated compensation). The foregoing aggregate compensation amounts include compensation paid to Selwyn Ho, who served as our Chief Business Officer until June 30, 2022, and was an executive officer prior to his termination of employment. Mr. Ho did not receive any cash compensation in connection with his resignation.

In 2022, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining company and individual performance goals. Each officer had an annual target bonus for 2022 that is expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2022 were generally based on company-wide objectives related to our clinical development programs and individual contributions and were determined by our Compensation Committee. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

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

Under the Director Compensation Program, non-employee directors receive a cash retainer for service on our board of directors and for service on each committee of which the director is a member. Our Lead Independent Director and the Chairperson of each committee of our board receive a higher retainer for such service. Cash retainers are payable quarterly in arrears. Annual cash retainers will be pro-rated for any partial calendar quarter of service. In addition, under this program, each of our non-employee directors receives an annual grant of options vesting on the first anniversary of the grant date or upon a change of control of our Company (as defined in our 2022 Stock Incentive Plan). Under the Director Compensation Program, the annual fees and equity awards for our non-employee directors are as follows:

Role	Annual retainer	Annual option award
Non-Employee Director	$35,000	21,269 shares
Lead Independent Director	$17,500	7,090 shares
Audit Committee Chair	$15,000	—
Audit Committee Member	$7,500	—
Compensation Committee Chair	$10,000	—
Compensation Committee Member	$7,500	—
Nominating Committee Chair	$10,000	—
Nominating Committee Member	$7,500	—

As of December 31, 2022, options to purchase 2,195,105 ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $7.52 per ordinary share. In addition, thus far in 2023, we have approved the grant of additional options to purchase 982,897 ordinary shares at a weighted average exercise price of $1.27 per ordinary share, in the aggregate, to our executive officers and directors. Options under our equity incentive plans expire no later than ten years following the date of grant.

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

Employment Agreement with Wubin Pan

Effective January 1, 2021, Connect Biopharma HongKong Limited and its affiliates entered into an employment agreement with Dr. Wubin Pan setting forth the terms of his employment as the President and Chairperson of Connect Biopharma HongKong Limited and our company. Pursuant to the agreement, Dr. Pan is entitled to an annual base salary of USD 495,000 (USD 512,000 effective from January 1, 2022), which amount may not be reduced but is subject to annual review by and at the sole discretion of our board of directors or its designee. Dr. Pan’s employment agreement provides that he may be eligible to earn an annual performance-based bonus with a target amount equal to 50% of his annual base salary.

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

Employment Agreement with Zheng Wei

Effective January 1, 2021, Connect Biopharm LLC and its affiliates entered into an employment agreement with Dr. Zheng Wei setting forth the terms of his employment as the Chief Executive Officer of Connect Biopharm LLC and our company. Pursuant to the agreement, Dr. Wei is entitled to an annual base salary of USD 495,000 (USD 539,000 effective from January 1, 2022), which amount may not be reduced but is subject to annual review by and at the sole discretion of our board of directors or its designee. Dr. Wei’s employment agreement provides that he may be eligible to earn an annual performance-based bonus with a target amount equal to 50% of his annual base salary.

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

Offer Letters with Steven Chan and Chin Lee

Connect Biopharm LLC entered into an offer letter with each of Steven Chan and Chin Lee, dated October 11, 2021 and October 28, 2021, respectively, setting forth the terms of employment as the Chief Financial Officer and Chief Medical Officer, respectively, of Connect Biopharm LLC and its affiliates. Pursuant to the offer letters, of Mr. Chan and Dr. Lee is entitled to receive (i) an annual base salary of USD 410,000 for Mr. Chan and USD 440,000 for Dr. Lee, (ii) an annual discretionary bonus with a target amount equal to 40% of his annual base salary, (iii) an option to purchase 310,000 ordinary shares of Connect Biopharma Holdings Limited, (v) for Mr. Chan, a one-time sign-on bonus of USD 75,000 (subject to full or partial repayment in the event of his voluntary termination of employment within two years of his start date), and (vi) for Mr. Chan, reimbursement of moving expenses up to USD 50,000.

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

Shares Available for Issuance. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is (1) 6,000,000 ordinary shares, plus (2) any ordinary shares that were, as of the effective date of the 2021 Plan, (i) available for issuance under the 2019 Plan or (ii) subject to outstanding awards under the 2019 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of ordinary shares initially available for issuance will be increased on the first day of each of our fiscal years during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2022, by an amount equal to the least of (i) 5.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; or (ii) such lesser number of shares as may be determined by our board of directors. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2022 and 2023, to be 5.0% and 2.5%, respectively, of our outstanding shares as determined on December 31, 2021 and 2022, respectively. In no event will more than 60,000,000 shares be issuable upon the exercise of incentive share options (within the meaning of Section 422 of the U.S. Internal Revenue Code) under the 2021 Plan.

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

2021 Employee Share Purchase Plan

Our board of directors and our shareholders have approved the 2021 Employee Share Purchase Plan, or the 2021 ESPP, the material terms of which are summarized below.

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

Shares Available for Awards; Administration. A total of 600,000 ordinary shares are initially reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than 12,000,000 ordinary shares may be issued under the Section 423 Component. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2022 and 2023, to be 1.0% and 0.0%, respectively, of our outstanding shares as determined on December 31, 2021 and 2022, respectively. Our board of directors or a committee of our board of directors administers and have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. The compensation committee is the initial administrator of the 2021 ESPP.

Eligibility. All of our employees are eligible to participate in the 2021 ESPP. However, an employee may not be granted rights to purchase shares under our 2021 ESPP if the employee, immediately after the grant, would own (directly or through attribution) shares possessing 5% or more of the total combined voting power or value of all classes of our shares.

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

We currently have seven directors. The following table sets forth the names of our directors and the years of their initial appointment as directors.

Name	Current position	Year of appointment
Wubin Pan, Ph.D.	Chairperson	2015 (1)
Kleanthis G. Xanthopoulos, Ph.D.	Lead Independent Director	2020
Derek DiRocco, Ph.D.	Director	2020
Kan Chen, Ph.D.	Director	2020
Jean Liu	Director	2021
Zheng Wei, Ph.D.	Director	2015 (1)
Karen J. Wilson	Director	2020

(1)
Served as a director of Connect SZ since 2012 and continued to serve as a director of our Company following the Reorganization in 2015. See Item 4. “Information on the Company.” for more information.

Wubin Pan, Ph.D., leads our board of directors as the Chairperson. The Chairperson is primarily responsible for ensuring that the board provides effective governance to the Company. In doing so, the Chairperson presides over meetings of the board and of our shareholders. The Chairperson takes a lead role in managing the board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the board and its committees. The Chairperson oversees the management of the board’s administrative activities, such as meetings, schedules, agendas, communication and documentation.

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

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. In performing its risk oversight function, our board of directors is responsible for overseeing management’s development and execution of appropriate business strategies to mitigate the likelihood that such strategies will fail to generate long-term value for us and holders of our securities or that such strategies will motivate management to take excessive risks. Our board of directors periodically reviews information regarding our financial, operational, and strategic risks, including macroeconomic risks. Our lead independent director, who is also a member of our audit committee and our compensation committee, liaises with our Chairperson and management, as well as where applicable, our outside experts, to provide leadership regarding risk management. Although our board of directors does not have a standing risk management committee, and administers oversight of our risk management directly, we have various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating some risks and overseeing the management of such risks, our entire board of directors is regularly informed through committee reports about such risks.

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

Audit Committee of the Board

The audit committee, which consists of Ms. Wilson, Ms. Liu, and Dr. Xanthopoulos, assists the board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Ms. Wilson serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Wilson is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

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

Compensation Committee of the Board

The compensation committee, which consists of Dr. Xanthopoulos, Dr. DiRocco, and Ms. Wilson, assists the board in determining executive officer compensation. Dr. Xanthopoulos serves as Chairperson of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our compensation committee members meet this heightened standard.

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

Nominating and Corporate Governance Committee of the Board

The nominating and corporate governance committee, which consists of Ms. Liu, Dr. Wei, and Dr. Chen, assists our board in identifying individuals qualified to become members of our board and executive officers consistent with criteria established by our board and in developing our corporate governance principles. Ms. Liu serves as Chairperson of the nominating and corporate governance committee.

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

D. Employees.

As of December 31, 2020, 2021, and 2022, we had 53, 108, and 100 full-time employees, respectively.

The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2020	2021	2022
Research and development	38	69	60
General and administrative	15	39	40
Total	53	108	100

The following table sets forth the number of employees we had at the end of the last three years by geography:

	December 31,
	2020	2021	2022
PRC and Hong Kong	49	82	60
United States	3	25	40
Other	1	1	-
Total	53	108	100

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

F. Disclosure of a Registrant’s action to recover erroneously awarded compensation.

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders.

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2023 by:

•
each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and
•
each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2023 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is computed on the basis of 55,041,247 ordinary shares outstanding as of December 31, 2022 on an as-converted basis. Ordinary shares that a person has the right to acquire within 60 days of March 1, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Connect Biopharma Holdings Limited, 12265 El Camino Real, Suite 350, San Diego, CA 92130, United States.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned**	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Entities affiliated with RA Capital Management (1)	6,991,003	12.7%
BioFortune Inc. (2)	5,888,389	10.7%
Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) (3)	5,306,149	9.6%
Entities affiliated with Qiming Venture Partners (4)	4,840,898	8.8%
Advantech Capital II Connect Partnership L.P. (5)	4,762,185	8.7%
Entities affiliated with Lilly Asia Ventures ("LAV") (6)	3,336,907	6.1%
Entities affiliated with Panacea Opportunity Fund I, L.P.(7)	2,820,000	5.1%

Executive Officers and Directors:
Zheng Wei, Ph.D. (8)	6,248,933	11.3%
Wubin Pan, Ph.D. (2) (9)	6,239,509	11.3%
Selwyn Ho, MB BS	—	*
Steven Chan (10)	112,290	*
Chin Lee, MD, MPH (11)	83,958	*
Derek DiRocco, Ph.D.	—	*
Kan Chen, Ph.D.	—	*
Jean Liu (12)	40,149	*
Karen J. Wilson (13)	103,122	*
Kleanthis G. Xanthopoulos, Ph.D. (14)	100,212	*
All directors and executive officers as a group (ten (10) persons)	12,928,173	23.04%

* Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

** Includes ordinary shares represented by ADSs.

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
(2)
Includes 5,888,389 ordinary shares held by BioFortune Inc., a company limited by shares organized under the laws of the British Virgin Islands. Wubin Pan, Ph.D., our President and Chairperson of our board of directors, is the sole shareholder of BioFortune Inc. and may be deemed to have voting and investment power over such shares. Dr. Pan disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of BioFortune Inc. is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)
Consists of 5,306,149 ordinary shares held by Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership formed under the laws of the PRC. Suzhou Xiangtang Venture Investment Limited, a limited liability company organized under the laws of the PRC and the ultimate shareholders of which are Mr. Gu Zhenqi and Mr. Gu Jianping, is the general partner of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership). The registered address of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) is 1/F, Block 1, No. 251, Yao Hua Road, Pilot Free Trade Zone, Shanghai, PRC. The business address of Suzhou Xiangtang Venture Investment Limited, Mr. Gu Zhenqi and Mr. Gu Jianping is 9th Floor, Xiangtang Building, No. 168 East Shanghai Road, Taicang, Jiangsu Province, PRC.
(4)
Represents (i) 96,285 ordinary shares held by Qiming Managing Directors Fund V, L.P., a Cayman Islands exempted limited partnership, (ii) 3,102,470 ordinary shares held by Qiming Venture Partners V, L.P., a Cayman Islands exempted limited partnership, (iii) 14,993 ordinary shares held by Qiming VII Strategic Investors Fund, L.P., a Cayman Islands exempted limited partnership, and (iv) 1,627,150 ordinary shares held by Qiming Venture Partners VII, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands exempted company. Qiming Corporate GP V, Ltd. is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Managing Directors Fund V, L.P. and Qiming Venture Partners V, L.P. in our company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung. The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung. Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of the Qiming entities is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(5)
Consists of 4,762,185 ordinary shares held by Advantech Capital II Connect Partnership L.P., a Cayman Islands exempted limited partnership, or Advantech. Advantech Capital II Investment Partners Limited, an exempted company organized under the laws of the Cayman Islands, is the general partner of Advantech and may be deemed to beneficially own specific shares held by Advantech. Advantech Capital II Investment Partners Limited is beneficially owned and controlled by Advantech Capital Partners II Limited, which in turn is ultimately controlled by Hebert Pang Kee Chan. Mr. Chan disclaims beneficial ownership of the shares held by Advantech, except to the extent of any pecuniary interest therein. The registered address of the Advantech entities is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(6)
Consists of (i) 1,824,605 ordinary shares held by LAV Biosciences Fund V, L.P., (ii) 300,000 ordinary shares held by LAV Star Limited, (iii) 300,000 ordinary shares held by LAV Opportunities Limited, and (iv) 912,302 ordinary shares held by Orchids Limited. The address of the LAV entities is Lilly Asia Ventures Rom 606-7, St. George's Building, 2 Ice House Street, Central, Hong Kong.
(7)
Consists of 2,820,000 ordinary shares held by Panacea Opportunity Fund I, L.P. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Opportunity Fund I GP Company, Ltd., which is the general partner of Panacea Opportunity Fund I, L.P. The registered address of the Panacea entities is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(8)
Includes 320,769 ordinary shares underlying options held by Dr. Wei that are exercisable as of March 1, 2023 or that will become exercisable within 60 days after such date.
(9)
Includes (i) 311,738 ordinary shares underlying stock options held of record by Dr. Pan that are exercisable as of March 1, 2023; and (ii) 39,382 ordinary shares held of record by Dr. Pan’s spouse.
(10)
Includes 109,790 shares underlying options held by Mr. Chan that are exercisable within 60 days after March 1, 2023.
(11)
Represents 83,958 shares underlying options held by Dr. Lee that are exercisable within 60 days after March 1, 2023.
(12)
Represents 40,149 ordinary shares underlying options held by Ms. Liu that are exercisable within 60 days after March 1, 2023.
(13)
Includes 93,122 ordinary shares underlying options held by Ms. Wilson that are exercisable within 60 days after March 1, 2023.
(14)
Represents 100,212 ordinary shares underlying options held by Dr. Xanthopoulos that are exercisable within 60 days after March 1, 2023.

Some of our directors are associated with our principal shareholders as indicated in the table below:

Director	Principal shareholder
Derek DiRocco, Ph.D.	Entities affiliated with RA Capital Management
Kan Chen, Ph.D.	Entities affiliated with Qiming Venture Partners

As of March 27, 2023, based on public filings with the SEC, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of March 27, 2023, there were four (4) ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company Americas, as depositary of our ADSs, held 36,472,394 ordinary shares.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly. To our knowledge, there are no arrangements or operations which may at a subsequent date result in us undergoing a change in control. Our major shareholders do not have different voting rights than any of our other shareholders.

B. Related Party Transactions.

The following is a description of material related party transactions we have entered into since January 1, 2020 with any members of our board of directors or executive officers and the holders of more than 5% of our ordinary shares.

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

Preferred Shares

Series Pre-A Preferred Shares Financing. In connection with the Restructuring, on October 30, 2018, we issued and sold to existing shareholders of Connect SZ an aggregate of 31,090 Series Pre-A Preferred Shares (which were split into 3,109,000 Series Pre-A Preferred Shares in December 2018) as consideration and in exchange for the same equity interests they held in Connect SZ. The equity interest held in Connect SZ was originally purchased for aggregate consideration of USD 5.0 million.

Series A Preferred Shares Financing. In connection with the Restructuring, on October 30, 2018, we issued and sold to existing shareholders of Connect SZ an aggregate of 84,712 Series A Preferred Shares (which were split into 8,471,200 Series A Preferred Shares in December 2018) as consideration and in exchange for the same equity interests they held in Connect SZ. The equity interest held in Connect SZ was originally purchased for aggregate consideration of USD 20.0 million.

Series B Preferred Shares Financing. On December 20, 2018, we issued and sold to investors in private placements an aggregate of 10,127,579 Series B Preferred Shares at a subscription price of USD 5.4307 per share, for aggregate consideration of USD 55.0 million.

Series C Preferred Shares Financing. On August 21, 2020, we issued and sold to investors in private placements an aggregate of 16,605,196 Series C Preferred Shares at a subscription price of USD 6.3233 per share, for aggregate consideration of $105 million. On December 1, 2020, we issued and sold to investors in private placements an aggregate of 4,744,341 Series C Preferred Shares at a subscription price of USD 6.3233 per share, for aggregate consideration of USD 30.0 million.

The following table sets forth the aggregate number of our ordinary shares and Preferred Shares acquired by holders of more than 5% of our ordinary shares in the financing transactions described above. Each Preferred Share identified in the following table converted into one ordinary share upon the completion of our IPO.

Participants	Ordinary shares	Series A Preferred shares	Series B Preferred shares	Series C Preferred shares
5% or Greater Shareholders (1)
Entities affiliated with Qiming Venture
Partners (2)	—	4,235,600	1,012,758	3,162,895
Advantech Capital II Connect
Partnership L.P.	—	—	8,286,202	—
Entities affiliated with RA Capital
Management (3)	—	—	—	6,325,789
Shanghai Minhui Enterprise
Management Consulting
Partnership (Limited Partnership)	9,232,700	—	—	—
Entities affiliated with Lilly Asia
Ventures				5,806,218

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
(3)
Represents shares acquired by RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Blackwell Partners LLC—Series A.
(4)
Represents shares acquired by LAV Biosciences Fund V, L.P., LAV Star Limited, LAV Opportunities Limited, and Orchids Limited.

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

In May 2022, BioFortune, Inc., with sole shareholder Wubin Pan, Ph.D., surrendered 60,540 ordinary shares for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Company did not enter into any agreement or commitment for future consideration or compensation.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. See “Management—Limitations on Liability and Indemnification Matters.”

Consulting Arrangement with Artemis Catalyst

We have previously entered into a consulting agreement with Artemis Catalyst Ltd., a management consulting firm which is wholly owned by Selwyn Ho, MB BS, our former Chief Business Officer. The consulting agreement was terminated in January 2021 upon the commencement of full time employment by Dr. Ho with us on such date. For the year ended December 31, 2021, the total amount payable under the consulting agreement was USD 0.3 million.

Contract Research Organization Services

In the ordinary course of business, we have entered into transactions with the below entities, which are affiliated with Ye Linlu, who was a director of our company until November 2020, and Ye Xiaoping, who was a member of the board of directors of Connect SZ until February 2021.

	Year Ended December 31,
	2021	2022
	RMB’000	RMB’000
Purchase of CRO Services
Hangzhou Simo Company Limited	5,948	—
Frontage Laboratories (Suzhou) Company Limited	2,157	—
Shanghai Tigermed Consulting Company Limited	34	—
Hangzhou Tigermed Consulting Company Limited	1,069	—
Beijing Medical Development (Suzhou) Company Limited	301	—
Total	9,509	—

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

During the year ended December 31, 2022, we did not declare or pay any dividends.

B. Significant Changes.

No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

Our ADSs commenced trading on the Nasdaq Global Market on March 19, 2021. Prior to this, no public market existed for our ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on Nasdaq Global Market under the symbol “CNTB.”

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

Voting Rights. Each ordinary share shall be entitled to one vote on all matters subject to a vote at general meetings of our company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairperson of such meeting or by any one or more shareholders who together hold not less than 10% of the votes attaching to the total number of ordinary shares which are present in person or by proxy at the meeting.

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

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our directors (acting by a resolution of the board). Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholders present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

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

According to the Circular of the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of non-PRC investors in the PRC is no longer subject to approval by SAFE; (4) the procedures for capital verification and confirmation that non-PRC-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.

The Provisions on the Administration of Foreign Exchange in Foreign Direct Investments by Foreign Investors, which were promulgated by the SAFE in May 2013 and amended in October 2018 and December 2019, regulate and clarify the administration over foreign exchange administration in foreign direct investments.

According to the Circular 19 promulgated in March 2015 and amended in December 2019, and the Circular 16 promulgated in June 2016, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement on a discretionary basis. However, the settlement of foreign exchange shall only be used for their own operational purposes within the business scope of the non-PRC invested enterprises and follow the principles of authenticity.

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

The Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.

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

According to the Circular of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates adopted in April 2018, as of May 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% rates are adjusted to 16% and 10%.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, effective in April 2019, the 16% VAT tax rate, which applies to the sales or imported goods of a VAT general taxpayer, will be lowered to 13%; and the 10% VAT tax rate will be lowered to 9%.

According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, and software services, which are consumed exclusively overseas, the above-mentioned cross-border taxable activities are exempt from VAT.

Tax on Indirect transfer

On February 3, 2015, the SAT issued Bulletin 7, which was amended on October 17, 2017 and December 29, 2017. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income is mainly derived from the PRC; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. According to Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the SAT Circular 37, which was amended by the Announcement of the SAT on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. The SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that we will not be a PFIC for any taxable year.

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

J. Annual Report to Security Holders.

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

Most foreign exchange transactions were denominated in USD for the subsidiaries that have functional currency in RMB. For the years ended December 31, 2022 and 2021, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been RMB 5.7 million (US$0.8 million) lower/higher and RMB 7.5 million (US$1.2 million) lower/higher, respectively. We plan to monitor the exchange rate movement between USD and RMB to minimize potential risks.

Credit risk

Credit risk primarily arises from cash and cash equivalents, financial assets at fair value through profit or loss, and other receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

The credit risk of cash and cash equivalents and financial assets at fair value through profit or loss is limited because the counterparties are mainly state-owned or reputable commercial institutions located in the PRC and other reputable financial institutions located in Australia and the United States. Additionally, there may be credit risk with from amounts in deposit accounts at banking institutions in which balances exceeds each country’s insurance limits for such accounts.

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

Liquidity risk

We aim to maintain sufficient cash, cash equivalents, short-term investments, and long-term investments to meet obligations coming due as well as future operating and capital requirements.

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

The offering terminated after the sale of all securities registered pursuant to the Registration Statement. As of December 31, 2022, approximately USD 43.0 million of our IPO proceeds have been used. Through December 31, 2022, approximately USD 43.0 million of our IPO proceeds were used for to fund the clinical development of our product candidates.

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

ITEM 15. CONTROLS AND PROCEDURES.

(a)
Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

(b)
Management’s Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2022, the Company’s internal control over financial reporting was effective.

(c)
Report of Independent Registered Public Accounting Firm.

This Annual Report does not include an attestation report of the company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

(d)
Changes in Internal Control over Financial Reporting.

In connection with the preparation and audit of our consolidated financial statements, as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over the financial statement closing process. The material weaknesses that were identified related to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and the reporting and compliance requirements of the SEC to address complex IFRS technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and (ii) our lack of formal and effective financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals. As of and during the year ended December 31, 2022, we strengthened our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process, and as a result, we remediated the two identified material weaknesses. Specifically, we:

•
implemented the newly established period-end financial closing policies and procedures, including expense reconciliation between finance and operation departments;
•
executed the developed staffing plan for hiring additional accounting and finance personnel in 2022;
•
hired additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements; and
•
conducted regular and continuous IFRS accounting and financial reporting training programs for our financial reporting and accounting personnel.

Other than as described above, there were no other changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

The audit committee, which consists of Ms. Wilson, Dr. Xanthopoulos and Ms. Liu, assists the board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Ms. Wilson serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Wilson is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

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

	Year Ended December 31,
	2021	2022
	USD’000	USD’000
Audit fees (1)	1,393	798
All other fees (2)	─	─
Total	1,393	798

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our consolidated financial statements and interim review services provided in connection with statutory and regulatory filings or engagements.
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

Also, the Nasdaq rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We intend to follow our home country practice with respect to annual meetings of shareholders and did not hold an annual meeting of shareholders in the year ended December 31, 2022. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require approval of shareholders.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

For the immediately preceding annual financial statement period, our auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that the Public Company Accounting Oversight Board, or PCAOB, was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report, to the extent known by the Company:

(i)
none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;
(ii)
none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;
(iii)
none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and
(iv)
our or our operating entities’ articles of incorporation (or equivalent organizing document) do not contain any charter of the Chinese Communist Party.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Fifth Amended and Restated Memorandum and Articles of Association of Connect Biopharma Holdings Limited	20-F	001-40212	1.1	3/31/2022
2.1	Specimen Certificate for Ordinary Shares	F-1/A	333-253631	4.1	3/12/2021
2.2	Deposit Agreement, among Connect Biopharma Holdings Limited, the depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder	S-8	333-254524	4.3	3/19/2021
2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)	S-8	333-254524	4.3	3/19/2021
2.4	Second Amended and Restated Shareholders Agreement, dated as of December 1, 2020, between Connect Biopharma Holdings Limited, its subsidiaries and certain of its shareholders	F-1	333-253631	4.4	2/26/2021
2.5	Description of Securities	20-F	001-40212	2.5	3/31/2022
4.1†	Form of Indemnification Agreement	F-1/A	333-253631	10.2	3/17/2021
4.2†	Connect Biopharma Holdings Limited 2019 Stock Incentive Plan	F-1	333-253631	10.1	2/26/2021
4.3†	2021 Incentive Award Plan and form of share option grant notice and share option agreement thereunder	F-1/A	333-253631	10.3	3/12/2021
4.4†	2021 Employee Share Purchase Plan	F-1/A	333-253631	10.4	3/12/2021
4.5†	Non-Employee Director Compensation Program	20-F	001-40212	4.5	3/31/2022
4.6†	Employment Agreement, effective as of January 1, 2021, between Connect Biopharm LLC and Zheng Wei, Ph.D.	F-1	333-253631	10.11	2/26/2021
4.7†	Employment Agreement, effective as of January 1, 2021, between Connect Biopharma HongKong Limited and Wubin Pan, Ph.D.	F-1	333-253631	10.12	2/26/2021
4.8†	Employment Letter, dated October 13, 2021, between Connect Biopharm LLC and Steven Chan	20-F	001-40212	4.10	3/31/2022
4.9†	Employment Letter, dated November 2, 2021, between Connect Biopharm LLC and Chin Lee, M.D.	20-F	001-40212	4.11	3/31/2022
4.10	English translation of House Lease Contract, dated April 9, 2021, between Suzhou Connect Biopharma Co., Ltd. and Taicang Science and Technology Venture Park Co., Ltd.	20-F	001-40212	4.12	3/31/2022
4.11	Lease Contract, effective as of December 22, 2021, between Connect Biopharm LLC and Paseo Del Mar LLC	20-F	001-40212	4.13	3/31/2022
8.1	List of Subsidiaries					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.					*
15.2	Submission under Item 16.I.(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act.					**
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Connect Biopharma Holdings Limited

Date: April 11, 2023	/s/ Steven Chan
Steven Chan, Chief Financial Officer

CONNECT BIOPHARMA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Connect Biopharma Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Connect Biopharma Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 11, 2023

We have served as the Company's auditor since 2020.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Loss

		Year Ended December 31,
	Notes	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	USD’000 Note 2.5
Research and development expenses	5	(150,932)	(518,021)	(652,211)	(93,646)
Administrative expenses	5	(47,720)	(122,445)	(139,444)	(20,022)
Net impairment losses	12	—	—	(32,805)	(4,710)
Other income	7	6,989	18,996	6,438	924
Other (losses)/gains—net	8	(6,100)	(9,966)	12,433	1,785
Operating loss		(197,763)	(631,436)	(805,589)	(115,669)
Finance income	9	717	622	10,715	1,538
Finance cost	9	(2,893)	(44)	(144)	(21)
Finance (cost)/income—net	9	(2,176)	578	10,571	1,517
Fair value loss of financial instruments with preferred rights	24	(579,286)	(674,269)	—	—
Net loss before income tax		(779,225)	(1,305,127)	(795,018)	(114,152)
Income tax expense	10	—	(1,697)	(2,037)	(292)
Net loss		(779,225)	(1,306,824)	(797,055)	(114,444)
Net loss attributable to:
Owners of the Company		(779,225)	(1,306,824)	(797,055)	(114,444)

		RMB	RMB	RMB	USD
Net loss per share
Basic and diluted	11	(45.6)	(25.0)	(14.5)	(2.1)

The accompany notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Comprehensive Loss

		Year Ended December 31,
	Notes	2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	USD’000 Note 2.5
Net loss		(779,225)	(1,306,824)	(797,055)	(114,444)
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	2.5	34,655	20,426	(135,188)	(19,411)
Changes in the fair value of debt instruments at fair value through other comprehensive income	3.3, 17(a)	—	—	(2,513)	(361)
Items that will not be reclassified to profit or loss
Exchange differences on translation of foreign operations	2.5	12,377	(57,464)	250,065	35,905
Other comprehensive (loss)/income for the year, net of tax		47,032	(37,038)	112,364	16,133
Total comprehensive loss for the year		(732,193)	(1,343,862)	(684,691)	(98,311)
Total comprehensive loss attributable to:
Owners of the Company		(732,193)	(1,343,862)	(684,691)	(98,311)

The accompany notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Balance Sheets

		As of December 31,
	Notes	2021	2022	2022
		RMB’000	RMB’000	USD’000 Note 2.5
ASSETS
Non-current assets
Property, plant and equipment	12	59,337	34,659	4,976
Right-of-use assets	14(a)	22,821	24,337	3,494
Intangible assets		560	499	72
Investments:
Financial assets at fair value through other comprehensive income	17(a)	—	65,744	9,440
Other non-current assets	13	18,806	1,754	252
Total non-current assets		101,524	126,993	18,234
Current assets
Other receivables and prepayments	16	47,255	23,413	3,362
Investments:
Financial assets at fair value through other comprehensive income	17(a)	—	511,250	73,407
Cash and cash equivalents	17(b), 18	1,706,880	550,274	79,010
Total current assets		1,754,135	1,084,937	155,779
Total assets		1,855,659	1,211,930	174,013
LIABILITIES
Non-current liabilities
Lease liabilities	14(b)	163	1,704	245
Deferred income		5,000	4,539	652
Total non-current liabilities		5,163	6,243	897
Current liabilities
Trade payables		81,195	83,138	11,937
Other payables and accruals	23	32,840	24,385	3,501
Lease liabilities	14(b)	630	1,294	186
Total current liabilities		114,665	108,817	15,624
Total liabilities		119,828	115,060	16,521
Net assets		1,735,831	1,096,870	157,492
SHAREHOLDERS’ EQUITY
Share capital	19	66	66	9
Share premium	19	4,094,434	4,094,566	587,911
Treasury shares	20	(1,164)	(1,164)	(167)
Share-based compensation reserves	21(a)	61,904	107,502	15,435
Other reserves	21(b)	(41,244)	71,120	10,212
Accumulated losses		(2,378,165)	(3,175,220)	(455,908)
Total shareholders’ equity		1,735,831	1,096,870	157,492
Total liabilities and shareholders’ equity		1,855,659	1,211,930	174,013

The accompany notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

					Share-Based			Total
		Share	Share	Treasury	Compensation	Other	Accumulated	Shareholders’
	Notes	Capital	Premium	Shares	Reserves	Reserves	Losses	Deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2020		21	38,123	(1)	4,411	(48,725)	(292,116)	(298,287)
Comprehensive loss
Net loss		—	—	—	—	—	(779,225)	(779,225)
Exchange differences		—	—	—	—	47,032	—	47,032
		—	—	—	—	47,032	(779,225)	(732,193)
Transactions with owners
Issuance of shares to co-founders	19, 22	1	3,343	—	(3,344)	—	—	—
Issuance of treasury shares	20	2	—	(2)	—	—	—	—
Share-based compensation	22	—	—	—	5,535	—	—	5,535
		3	3,343	(2)	2,191	—	—	5,535
Balance at December 31, 2020		24	41,466	(3)	6,602	(1,693)	(1,071,341)	(1,024,945)
Comprehensive loss
Net loss		—	—	—	—	—	(1,306,824)	(1,306,824)
Exchange differences		—	—	—	—	(37,038)	—	(37,038)
		—	—	—	—	(37,038)	(1,306,824)	(1,343,862)
Transactions with owners
Issuance of ordinary shares, net of issuance costs	19	14	1,305,805	—	—	—	—	1,305,819
Conversion from preferred shares to ordinary shares	19	28	2,743,597	—	—	—	—	2,743,625
Repurchase of ordinary shares	19	—	—	(1,161)	—	(2,513)	—	(3,674)
Issuance of shares to co-founders	22	—	1,417	—	(1,417)	—	—	—
Exercise of stock options	20	—	2,149	—	(1,144)	—	—	1,005
Share-based compensation	22		—	—	57,863	—	—	57,863
		42	4,052,968	(1,161)	55,302	(2,513)	—	4,104,638
Balance at December 31, 2021		66	4,094,434	(1,164)	61,904	(41,244)	(2,378,165)	1,735,831

The accompany notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

	Notes	Share Capital	Share Premium	Treasury Shares	Share-Based Compensation Reserves	Other Reserves	Accumulated Losses	Total Shareholders’ (Deficit)/Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2022		66	4,094,434	(1,164)	61,904	(41,244)	(2,378,165)	1,735,831
Comprehensive loss
Net loss		—	—	—	—	—	(797,055)	(797,055)
Unrealized losses from investments	17(a)	—	—	—	—	(2,513)	—	(2,513)
Exchange differences		—	—	—	—	114,877	—	114,877
.		—	—	—	—	112,364	(797,055)	(684,691)
Transactions with owners
Issuance of ordinary shares, net of issuance costs	19	—	132	—	—	—	—	132
Shares surrendered and cancelled	19	—	—	—	—	—	—	—
Share-based compensation	22	—	—	—	45,598	—	—	45,598
.		—	132	—	45,598	—	—	45,730
Balance at December 31, 2022		66	4,094,566	(1,164)	107,502	71,120	(3,175,220)	1,096,870

The accompany notes are an integral part of these consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Consolidated Statements of Cash Flows

	Notes	Year Ended December 31,
		2020	2021	2022	2022
		RMB’000	RMB’000	RMB’000	USD’000 Note 2.5
Cash flows from operating activities
Cash used in operations	25(a)	(167,161)	(544,926)	(679,665)	(97,588)
Net cash used in operating activities		(167,161)	(544,926)	(679,665)	(97,588)
Cash flows from investing activities
Purchase of property, plant and equipment		(14,955)	(24,941)	(29,320)	(4,210)
Purchase of financial assets at fair value through profit or loss	17(b)	(106,600)	(114,500)	(41,000)	(5,887)
Purchase of financial assets at fair value through other comprehensive income	17(a)	—	—	(737,494)	(105,892)
Proceeds from disposal of financial assets at fair value through profit or loss		124,836	128,004	41,140	5,907
Proceeds from maturities of financial assets at fair value through comprehensive income	17(a)	—	—	195,364	28,051
Payment for right-of-use assets	14(a)	—	(22,284)	—	—
Purchase of intangible assets		(349)	(304)	—	—
Net cash generated from/(used in) investing activities		2,932	(34,025)	(571,310)	(82,031)
Cash flows from financing activities
Proceeds from exercise of options	22	—	243	758	110
Proceeds from issuance of ordinary shares	19	—	1,431,775	132	18
Proceeds from issuance of financial instruments with preferred rights	24	923,247	—	—	—
Payment for lease liabilities	14(b)	(538)	(805)	(1,515)	(218)
Payment for repurchase of ordinary shares	19	—	(3,674)	—	—
Issuance cost of financial instruments with preferred rights	9	(2,851)	—	—	—
Payment in relation to listing expenses	19	(1,097)	(111,440)	—	—
Net cash generated from/(used in) financing activities		918,761	1,316,099	(625)	(90)
Net increase/(decrease) in cash and cash equivalents		754,532	737,148	(1,251,600)	(179,709)
Cash and cash equivalents at the beginning of year		308,972	1,010,076	1,706,880	245,079
Effects of exchange rate changes on cash and cash equivalents		(53,428)	(40,344)	94,994	13,640
Cash and cash equivalents at end of year		1,010,076	1,706,880	550,274	79,010

The accompany notes are an integral part of these consolidated financial statements.

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

The Company and its subsidiaries (collectively the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation. The Group currently carries out clinical trials on its product candidates in the United States, the People’s Republic of China (“PRC”), Australia, Europe, and other jurisdictions.

As of December 31, 2022, the Company had direct or indirect interests in the following principal subsidiaries:

Company name	Principal activities	Place and date of incorporation	Attributable equity interest to the Group
Directly Held:
Connect Biopharma HongKong Limited (“Connect HK”)	Investment holding	Hong Kong/December 1, 2015	100%
Indirectly held:
Connect Biopharm LLC (“Connect US”)	Pharmaceutical R&D	San Diego, United States of America/January 24, 2012	100%
Connect Biopharma Australia PTY LTD (“Connect AU”)	Pharmaceutical R&D	Prahran, Australia/July 18, 2014	100%
Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”)	Pharmaceutical R&D	Suzhou, PRC/May 2, 2012	100%
Connect Biopharma (Shanghai) Co., Ltd	Pharmaceutical R&D	Shanghai, PRC/October 23, 2015	100%
Connect Biopharma (Beijing) Co., Ltd	Pharmaceutical R&D	Beijing, PRC/July 9, 2019	100%
Connect Biopharma (Shenzhen) Co., Ltd	Pharmaceutical R&D	Shenzhen, PRC/November 15, 2021	100%

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The Group adopted and transitioned to IFRS issued by IASB on January 1, 2018. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial instruments with preferred rights. In preparing its consolidated financial statements prepared under IFRS, the Group early adopted IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 16 Leases (“IFRS 16”) on January 1, 2018.

The Group has applied the following standards and amendments for the first time for our annual reporting period commencing January 1, 2022, which did not have any material impact on the consolidated financial statements:

Amendments to IFRS 3, "Business Combinations" - acquisition method.

Amendments to IAS 16, "Property, Plant and Equipment" - measurement and depreciation for property, plant and equipment.

Amendments to IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" - accounting for provisions and contingent assets and liabilities.

Annual improvements on IFRS 1, "First-time Adoption of IFRS", IFRS 9, "Financial Instruments", IAS 41, "Agriculture" - adoption of IFRS procedures, derecognition of financial liabilities, and measurement of biological assets, respectively.

General improvements on IFRS 16, "Leases" - single lessee accounting model.

Amendments to IFRS 16, "COVID-19-Related Rent Concessions" - exemption from assessing COVID-19-related rent concessions.

Amendments to IAS 37, "Onerous Contracts — Cost of Fulfilling a Contract" - evaluation of the costs of fulfilling a contract in onerous contracts.

The consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 were authorized for issue by the Company’s board of directors (the “Board”) on April 11, 2023.

Liquidity

Since inception, the Group has incurred accumulated losses of RMB 3,175.2 million (USD 455.9 million). For the year ended December 31, 2022, the Group had net operating loss of RMB 805.6 million (USD 115.7 million) and net operating cash outflow of RMB 679.7 million (USD 97.6 million). The principal sources of funding have historically been cash contributions from equity holders. The cumulative contributions up through December 31, 2022 approximated USD 440.1 million, among which included USD 219.9 million of proceeds from issuance of ordinary shares in connection with the IPO or RMB 1,431.8 million based on the exchange rate as of the date of the IPO. As of December 31, 2022, the Group had net assets of RMB 1,096.9 million (USD 157.5 million), including cash, cash equivalents, and short-term investments at fair value through other comprehensive income of RMB 1,061.5 million (USD 152.4 million) and long-term investments at fair value through other comprehensive income of RMB 65.7 million (USD 9.4 million). Taking this into consideration, the Group believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least in the next twelve months from the date of issuance of these financial statements. Accordingly, the Group considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

Impact of COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the WHO declared COVID-19 a pandemic. The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. As the pandemic continues its impact throughout the world, the healthcare systems of the various countries in which we are conducting ongoing clinical trials of CBP-201 and CBP-307 have and may continue to experience disruption. In 2020, enrollment in our Phase 2 clinical trial of CBP-307 for patients with Chron's Disease ("CD") in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. In 2021, enrollment in one phase 1 clinical trial of CBP-307 and the phase 1 clinical trial of CBP-174 in Australia were also impacted due to the COVID-19 pandemic. In 2022, our Phase 2 clinical trial of CBP-201 in patients with Chronic Rhinosinusitis with Nasal Polyps was early terminated in part due to the COVID-19 pandemic.

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

Effective for annual periods beginning on or after
Narrow scope amendments to IAS 8 for accounting policies, changes in estimates and errors	January 1, 2023
Amendments to IAS 12 for deferred tax related to assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IAS 1 for presentation of financial statements’ classification of liabilities	January 1, 2024
Amendments to IAS 1 for disclosures of accounting policies	January 1, 2023
Application of IFRS 17 for accounting of insurance contracts	January 1, 2023

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

Since the Group has no borrowings, all foreign exchange gains or losses are presented in the consolidated statements of loss on a net basis within other (losses)/gains-net.

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

(d) Convenience translation

Translations of the consolidated balance sheet, the consolidated statement of loss, consolidated statement of comprehensive loss and consolidated statement of cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the readers and calculated at the rate of USD 1.00=RMB 6.9646, representing the exchange rate as of December 31, 2022 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate, on December 31, 2022.

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

(c) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial asset carried at FVTPL are expensed in profit or loss. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

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
•
FVTPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.
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

Changes in the fair value of financial assets at FVTPL are recognized in other gains/(losses) in the statements of loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

There were no equity investments during the reporting periods.

(d) Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk refer to Note 3.1(b) for further details.

2.10 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.11 Share capital

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

Shares previously held by Connect Union, which was established for the purpose of holding shares for the share incentive plans, are disclosed as treasury shares and deducted from contributed equity.

2.12 Trade and other payables

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

2.13 Financial instruments with preferred rights

Financial instruments with preferred rights are compound instruments with discretionary dividend right. The Group elected to designate the entire hybrid contracts that include host contract and embedded derivatives as financial liabilities at fair value through profit or loss considering the fact that the instruments also have contingent settlement provisions. They are initially recognized at fair value. Any directly attributable transaction costs are expensed in the consolidated statements of loss.

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

On March 19, 2021, upon completion of the IPO, all issued and outstanding preferred shares were converted to ordinary shares on a one-for-one basis.

2.14 Current and deferred income tax

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

2.15 Employee benefits

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

The subsidiaries of the Group incorporated in the PRC contribute based on a certain percentage of the salaries of their employees to a defined contribution retirement benefit plan organized by relevant government authorities in the PRC on a monthly basis. The government authorities undertake to assume the retirement benefit obligations payable to all existing and further retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

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

2.16 Share-based compensation

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

2.17 Research and development expenses

The Group incurs costs and efforts on research and development activities. Research expenditures are recorded as an expense in the period the expenditure is incurred. Elements of research and development expenses primarily include (1) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to Contract Research Organizations ("CRO") investigators and clinical trial sites that conduct the clinical studies; (2) consultant service related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses.

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

2.18 Administrative expenses

Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal and human resources, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses and other general corporate related expenses.

2.19 Interest income

Interest income from financial assets at FVTPL is included in the net fair value gains/(losses) on these assets, see Note 8. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance). Interest income is presented as finance income where it is earned from financial assets that are held for cash management purposes.

2.20 Government grants

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

2.21 Right-of-use Assets and Leases

Right-of-use assets comprise of land use rights and office leases.

All land in the PRC is owned by the mainland PRC government. The PRC government may sell land use rights for a specified period of time. The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as right-of-use assets on the balance sheet. The right-of-use assets are amortized over the remaining lease term. In 2021, the Group acquired a land use right in Taicang, Suzhou, China from the PRC government.

In April 2023, the Jiangsu Taicang High-tech Industrial Development Zone Administrative Commission, or Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Group expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC.

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

2.22 Segment information

Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Group are the Co-Founders of the Group. The Group does not divide its operations into different segments and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system. The Group does not have any revenue and substantially all non-current assets outside of the country of domicile are located in the PRC.

2.23 Net loss per share

(a)
Basic net loss per share

Basic loss per share is calculated by dividing:

•
the loss attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares;
•
by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares
(b)
Diluted net loss per share

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

(a)
Market risk

(i) Interest rate risk

The Group’s interest rate risk primarily arises from investments in wealth management products, investments measured at fair value through other comprehensive income, investments measured at fair value through profit or loss (Note 17) and cash and cash equivalents (Note 18). Those carried at variable rates expose the Group to cash flow interest rate risk whereas those at fixed rates expose the Group to fair value interest rate risk. The Group currently does not hold any debt or other borrowing facilities that would subject the Group to risk from interest rate fluctuations.

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

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Cash and cash equivalents	150,640	113,583

The aggregate net foreign exchange (losses)/gains recognized in profit or loss were:

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net foreign exchange (losses)/gains included in other (losses)/gains—net	(6,772)	(3,309)	9,629

Most foreign exchange transactions were denominated in USD for the subsidiary that has functional currency in RMB. For the years ended December 31, 2020, 2021 and 2022, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been RMB 3.3 million lower/higher, RMB 7.5 million lower/higher and RMB 5.7 million lower/higher, respectively.

(b)
Credit risk

Credit risk primarily arises from cash and cash equivalents, financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and other receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.

The credit risk of cash and cash equivalents, financial assets at fair value through profit or loss, and financial assets at fair value through other comprehensive income, is limited because the counterparties are reputable commercial institutions located in the Cayman Islands, the U.S., PRC and Australia. Additionally, there may be credit risk with deposit accounts at banking institutions in which balances exceeds each country’s insurance limits for such accounts.

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

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at each year-end date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As of December 31, 2021
		Between	Between	More
	Less Than	1 and	2 and	Than
	1 Year	2 Years	5 Years	5 Years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	81,195	—	—	—	81,195
Other payables	21,456	—	—	—	21,456
Lease liabilities	653	186	—	—	839
Total	103,304	186	—	—	103,490

	As of December 31, 2022
		Between	Between	More
	Less Than	1 and	2 and	Than
	1 Year	2 Years	5 Years	5 Years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade payables	83,138	—	—	—	83,138
Other payables	9,426	—	—	—	9,426
Lease liabilities	1,570	1,412	237	—	3,219
Total	94,134	1,412	237	—	95,783

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

As of December 31, 2021 and 2022, the Group had no debt outstanding.

3.3 Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2022 by level of the inputs to valuation techniques used to measure fair value. As of December 31, 2021, the Group did not have any financial instruments measured at fair value. Such valuation inputs are categorized into three levels within a fair value hierarchy as follows:

(i)
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
(ii)
Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
(iii)
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Cash equivalents	127,926	—	—	127,926
Financial assets at fair value through other comprehensive income	283,238	293,756	—	576,994
Total assets	411,164	293,756	—	704,920

There were no transfers between Levels 1, 2 and 3 during the periods.

Financial instruments in Level 1

The fair value of financial instruments identified as Level 1 are supported by quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Financial instruments in Level 2

The fair value of financial instruments identified as Level 2 is determined by the use of valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific measures. For these financial instruments, all significant inputs required as inputs to fair value are observable.

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

Specific valuation techniques used to value financial instruments include:

•
Quoted market prices or dealer quotes for similar instruments
•
Comparison of accreted purchase price at trade date to face value at maturity and comparison to prices of subsequent similar transactions; and
•
A combination of observable and unobservable inputs, including expected rate of return, risk-free rate, expected volatility, discount rate for lack of marketability (“DLOM”), bond terms and conditions, current performance data, etc.,.

Financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income are categorized into Levels 1, 2 and 3 accordingly (see Note 17).

4. Critical Accounting Estimates and Judgments

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

(a)
Research and development expenses

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

Research and development expenses are charged to expense as incurred for all periods presented because these expenditures have not met the technical feasibility to complete the development project so that it will be available for use or sale and have no alternative future uses.

(b)
Fair value of financial assets

The fair value of financial assets that are not traded in an active market is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(c)
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

(d)
Recognition of share-based compensation expenses

The equity-settled share-based compensation options was granted to employees and consultants. The Group has used the Binomial option-pricing model and the Black-Scholes option-pricing model for the employee stock options and employee share purchase plan, respectively, to determine the total fair value of the awarded options, which is to be expensed over the vesting period. Significant estimates on assumptions, such as the fair value of underlying shares, risk-free interest rate, expected volatility and dividend yield, are required to be made by the management.

For the details of the key assumptions and estimates used by management in determining the fair values of share based compensation, refer to Note 22.

(e)
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

5. Expenses by Nature

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Clinical trials related expenses	107,440	424,724	551,771
Employee benefit expenses (Note 6)	27,243	120,173	143,819
Professional service fees (i)	31,784	69,498	69,312
R&D materials and consumable supplies	2,127	13,718	7,990
Depreciation and amortization	1,436	4,082	6,940
Office expenses	3,052	3,653	5,056
Expense related to Series C financing (ii)	19,655	—	—
Others	5,915	4,618	6,767
	198,652	640,466	791,655

(i)
The Group exclusively licenses CBP-174 from a third-party licensor. Such license is worldwide and royalty-bearing. As of December 31, 2022, CBP-174 has not yet been commercialized, the Group is only subject to a non-refundable, non-creditable license maintenance fee, which is paid to the third-party licensor on an annual basis and recorded as a consultancy fee within research and development expense.
(ii)
Represents a share-based compensation to additional Series C preferred shareholder, which was recognized as an administrative expense as set forth in Note 22.

6. Employee Benefit Expenses

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Share-based compensation expenses (Note 22)	5,535	57,863	45,598
Wages, salaries and bonuses	19,527	56,122	84,356
Welfare expenses	520	4,820	12,191
Housing funds	690	1,368	1,674
Contributions to defined benefit plan (i, Note 27(d))	971	—	—
	27,243	120,173	143,819

(i)
The defined benefit plan was established in 2018 for one founder and subsequently terminated in 2020. The aggregate value of the benefits under this plan was fully funded and rolled over into an individual retirement account for the benefit of the founder. The Group does not have any further obligations with respect to such plan and is no longer subject to actuarial risk and investment risk.

Employee benefit expenses were charged in the following line items in the consolidated statements of loss:

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Research and development expenses	18,405	68,225	80,030
Administrative expenses	8,838	51,948	63,789
	27,243	120,173	143,819

7. Other Income

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Government grants	6,989	18,996	6,438

Government grants are mainly related to cash incentives from the PRC government based on specific milestones or operating expenses incurred in China and tax incentives from the Australian government for conducting clinical research and development activities in Australia. In 2020, the Group received subsidies of RMB 7.0 million. In 2021, the Group received a one-time award of RMB 11.0 million for its successful IPO listing, other subsidies of RMB 6.2 million from the Chinese local government, and RMB 1.6 million from the Australian government as an incentive for research and development activities. In 2022, the Group received subsidies of RMB 5.9 million from the Chinese local government.

8. Other (Losses)/Gains—net

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net foreign exchange (losses)/gains	(6,772)	(3,309)	9,629
Investment income from investments at fair value through profit and loss (iii)	—	—	1,711
Investment income from wealth management products (ii)	672	436	140
Other (losses)/gains (i)	—	(7,093)	953
	(6,100)	(9,966)	12,433

(i)
The Group incurred a loss of RMB 7.0 million due to a phishing incident experienced in May 2021 which resulted in the Group remitting such amount to an account set up by the phishers rather than to one of the Group’s vendors. No loss of company data nor any loss or compromise of third-party information has been discovered. The Group filed an insurance claim and during the year ended December 31, 2022 recovered RMB 1.0 million (USD 0.1 million) from its cyber insurance provider.
(ii)
Investment income from wealth management products is based on discounted cash flows using their expected returns. Changes in fair value of these financial assets are recorded in other (losses)/gains – net in the consolidated statements of loss. The Group had no balance of investments from wealth management products at December 31, 2021 or 2022 (see Note 17(b)).
(iii)
Investment income from investments at fair value through profit and loss represent investment gains from money market investments included in cash equivalents (see Notes 3.3 and 17(b)).

9. Finance (Cost)/Income —net

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Finance income
Interest from bank deposits and term deposits	717	622	1,323
Interest income from investments at fair value through other comprehensive income	—	—	9,392
	717	622	10,715
Finance cost
Issuance cost of financial instruments with preferred rights	(2,851)	—	—
Interest for lease liabilities	(42)	(44)	(144)
	(2,893)	(44)	(144)
Finance (cost)/income—net	(2,176)	578	10,571

10. Income Taxes

Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operates for the years ended December 31, 2020, 2021 and 2022.

(a)
Cayman Islands

The Company is incorporated in the Cayman Islands as an exempted company with limited liabilities under the Companies Law of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)
Hong Kong

Hong Kong profits tax rate was 16.5% as of April 1, 2018, when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2020, 2021 or 2022.

(c)
United States

Connect US is organized in the U.S. and is a single member limited liability company that is disregarded for U.S. income tax purposes. During the years ended December 31, 2020, 2021 and 2022 from a U.S. tax perspective, Connect HK is subject to US federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84% to the extent of the income apportionable to Connect US. No provision for income taxes was made for the year ended December 31, 2020. The provision for income taxes for the years ended December 31, 2021 and 2022 was RMB 1.7 million and RMB 2.0 million, respectively.

(d)
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

(e)
PRC

Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of respective PRC entities during the years ended December 31, 2020, 2021 or 2022 in accordance with relevant PRC enterprise income tax rules and regulations.

No provision for PRC corporate income tax has been made for the years ended December 31, 2020, 2021 or 2022 as the Group had no such taxable profit for the years then ended.

The reconciliation between the Group’s actual tax charge and the amount that is calculated based on the statutory income tax rate of 25% in the PRC is as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Loss from operations in the PRC	(85,788)	(233,382)	(263,291)
Loss from overseas entities	(693,437)	(1,071,745)	(531,727)
Loss before income tax	(779,225)	(1,305,127)	(795,018)
Tax expense at PRC enterprise income tax rate of 25%	(194,806)	(326,282)	(198,755)
Expenses not deductible for income tax purpose	3,185	13,663	17,849
Super deduction of research and development expenses (i)	(13,341)	(35,523)	(42,980)
Tax losses and deductible temporary differences for which no deferred income tax assets were recognized	40,865	114,121	172,349
Effect of income tax in jurisdictions other than the PRC	164,097	235,718	53,574
Income tax expense	—	1,697	2,037

(i)
According to policies promulgated by the State Tax Bureau of the PRC, certain of the Company's subsidiaries are entitled to tax incentives for research and development expenses at 175% of tax-deductible research and development expenses in 2020, 2021 and 2022.

For the year ended December 31, 2022, the Group’s income tax expense of RMB 2.0 million is due primarily to income tax expense for Connect US, which is treated for income tax purposes as a service provider for Connect HK and earns service fee income on a cost-plus basis.

The Group did not recognize deferred income tax assets for the cumulative tax losses and deductible temporary differences that amounted to approximately RMB 582 million, RMB 1,327 million and RMB 2,203 million as of December 31, 2020, 2021 and 2022, respectively, that can be carried forward against future taxable income. The balance of research and development tax credits for Connect US as of December 31, 2022 is RMB 36.5 million, which can be carried forward against future tax liabilities.

As of December 31, 2020, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

11. Net Loss Per Share

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 19). To calculate net loss per share, the number of shares used reflects such Share Consolidation retrospectively as of January 1, 2019, in the calculation of the weighted average number of ordinary shares outstanding.

Basic net loss per share is calculated by dividing the net loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding. Basic and diluted net losses per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

	Year Ended December 31,
	2020	2021	2022
Net loss attributable to owners of the Company (RMB’000)	(779,225)	(1,306,824)	(797,055)
Weighted average number of ordinary shares outstanding (in thousands)	17,090	52,177	55,044
Basic and diluted net loss per share (RMB)	(45.6)	(25.0)	(14.5)

Options, preferred shares and Employee Share Purchase Plan ("ESPP") shares are considered potentially dilutive throughout the reporting period. However, since the Group had incurred losses for the years ended December 31, 2020, 2021 and 2022, the potential dilutive shares have an anti-dilutive effect on net loss per share if they are converted to ordinary shares. Thus, diluted net loss per share is equivalent to the basic net loss per share.

12. Property, Plant and Equipment

			Office equipment,
	Laboratory equipment	Leasehold improvements	furniture and others	Assets under construction	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	5,672	1,461	585	1,906	9,624
Accumulated depreciation	(1,460)	(808)	(417)	—	(2,685)
Net book value	4,212	653	168	1,906	6,939
Year ended December 31, 2021
Opening net book value	4,212	653	168	1,906	6,939
Additions	30,440	793	422	24,121	55,776
Disposals	(234)	—	(14)	—	(248)
Depreciation	(2,142)	(813)	(175)	—	(3,130)
Transfers	—	2,449	—	(2,449)	—
Closing net book value	32,276	3,082	401	23,578	59,337
As of December 31, 2021
Cost	35,878	4,703	993	23,578	65,152
Accumulated depreciation	(3,602)	(1,621)	(592)	—	(5,815)
Net book value	32,276	3,082	401	23,578	59,337

Year ended December 31, 2022
Opening net book value	32,276	3,082	401	23,578	59,337
Exchange difference	—	(2)	9	—	7
Additions	2,172	456	829	9,528	12,985
Transfers	301	—	—	(301)	—
Disposals	(3)	—	(1)	—	(4)
Depreciation	(3,315)	(1,018)	(528)	—	(4,861)
Impairment loss*	—	—	—	(32,805)	(32,805)
Closing net book value	31,431	2,518	710	—	34,659
As of December 31, 2022
Cost	38,348	5,157	1,830	—	45,335
Accumulated depreciation	(6,917)	(2,639)	(1,120)	—	(10,676)
Net book value	31,431	2,518	710	—	34,659

* The Group terminated a plan to build a facility for research and development laboratory, manufacturing and office use in the Taicang High-Tech Industrial Development Zone and recognized net impairment losses on the construction in process of RMB 32.8 million for the year ended December 31, 2022.
13. Other Non-Current Assets

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Deductible value-added tax (i)	18,045	1,109
Prepayments for purchase of non-current assets	341	408
Others	420	237
	18,806	1,754

(i)
The RMB 18.0 million of value-added tax receivable as of December 31, 2021 was refunded to the Company during the year ended December 31, 2022.

14. Right-of-Use Assets and Leases

Amounts recognized in the consolidated balance sheets was as follows:

(a)
Right-of-use assets

	Land use rights	Office rent	Total
	RMB’000	RMB’000	RMB’000
Net book amount as of January 1, 2020	—	883	883
Additions	—	527	527
Depreciation	—	(481)	(481)
Net book amount as of December 31, 2020	—	929	929
Additions	22,284	517	22,801
Depreciation	(297)	(612)	(909)
Net book amount as of December 31, 2021	21,987	834	22,821
Additions	—	3,582	3,582
Depreciation	(446)	(1,573)	(2,019)
Exchange difference	1	(48)	(47)
Net book amount as of December 31, 2022	21,542	2,795	24,337
As of December 31, 2022
Cost	22,284	6,189	28,473
Accumulated depreciation	(742)	(3,394)	(4,136)
Net Book value	21,542	2,795	24,337

During the year ended December 31, 2021, the addition of land use rights was related to payments to acquire long-term interest in the usage of land in Taicang, Jiangsu Province, PRC as stated in the land use right certificate. During the year ended December 31, 2022, the Group terminated its construction project to build facilities on the land.

In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Group expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC.

(b)
Lease liabilities

We lease a research, development and administration facility in Taicang, Jiangsu Province, PRC, which expires on April 30, 2023, and lease an executive and administration office in San Diego, California, which expires in April 2025. The following tables provide information regarding these leases.

	As of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Non-current	309	163	1,704
Current	604	630	1,294
.	913	793	2,998

Amounts recognized in the consolidated statements of loss in addition to the right-of-use asset depreciation expense are as follows:

	As of December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest expense	42	44	144
Expense relating to short-term leases (included in administrative expenses and research and development expenses)	45	12	—
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in administrative expenses and research and development expenses)	30	58	—
	117	114	144

The total cash outflow for leases for the years ended December 31, 2020, 2021 and 2022 was RMB 0.5 million, RMB 0.8 million and RMB 1.5 million, respectively.

15. Financial Instruments by Category

	Financial assets	Financial assets
Financial assets	at FVOCI	at amortized cost	Total
	RMB’000	RMB’000	RMB’000
As of December 31, 2021
Other receivables	—	6,423	6,423
Financial assets at fair value through other comprehensive income	—	—	—
Cash and cash equivalents	—	1,706,880	1,706,880
	—	1,713,303	1,713,303

	Financial assets	Financial assets	Financial assets
Financial assets	at FVOCI	at amortized cost	at FVTPL	Total
	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2022
Other receivables	—	1,971	—	1,971
Financial assets at fair value through other comprehensive income	576,994	—	—	576,994
Cash and cash equivalents	—	422,348	127,926	550,274
	576,994	424,319	127,926	1,129,239

Financial
liabilities at
Financial Liabilities	amortized cost
RMB’000
As of December 31, 2021
Other payables	21,456
Trade payables	81,195
Lease liabilities	793
103,444

Financial
liabilities at
Financial Liabilities	amortized cost
RMB’000
As of December 31, 2022
Other payables	9,426
Trade payables	83,138
Lease liabilities	2,998
.	95,562

16. Other Receivables and Prepayments

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Prepayment for clinical trials related services	36,879	18,871
Prepaid expenses (i)	3,953	2,571
Deposits (ii)	4,312	356
Others	2,111	1,615
	47,255	23,413

(i)
In March 2022, the Group made payments to purchase director and officer liability insurance. Such expenses are amortized over one year.
(ii)
Deposits held by CRO suppliers are refundable upon the completion of related services.

17. Financial Assets at Fair Value

(a)
Financial Assets at Fair Value Through Other Comprehensive Income

Financial assets at FVOCI comprise of investments in debt securities where the contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved by collecting contractual cash flows and selling financial assets. Financial assets at FVOCI consist of investments in the following:

December 31,
2022
RMB’000
Non-current assets
U.S. Treasury bills	11,739
Listed bonds	54,005
65,744
Current assets
U.S. Treasury bills	271,499
Government agency bond	8,365
Listed bonds	52,730
Unlisted debt securities (i)	178,656
511,250

(i) Unlisted debt securities comprise of investments in commercial paper of financial institutions.

On disposal of debt investments, any related balance within the FVOCI reserve is reclassified to other (losses)/gains within profit or loss. Maturities of debt investments recorded at FVOCI totaled RMB 195.4 million (USD 28.1 million) during the year ended December 31, 2022.

December 31,
2022
RMB’000

Interest income recognized in profit and loss related to debt investments	9,392
Losses recognized in other comprehensive income related to debt investments	(2,513)

Financial assets at FVOCI are reflected as Level 1 and 2 instruments, as short-term and long-term investments. As of December 31, 2022, the Group had RMB 511.3 million and RMB 65.7 million of FVOCI short-term investments and FVOCI long-term investments, respectively. The following amounts table presents changes in Level 1 and 2 instruments of short-term and long-term investments for debt investments at FVOCI:

Year Ended December 31,
2022
RMB’000
Financial assets at fair value through other comprehensive income
Opening balance	—
Additions	737,494
Settlements (including coupon interest received)	(195,364)
Accrued interest	3,333
Discount accreted	6,059
Change in fair value debited to other comprehensive income*	(2,513)
Exchange difference	27,985
Closing balance	576,994

* - includes unrealized gains / (losses) recognized in other comprehensive income attributable to balances held at the end of the reporting period.

Information about the methods and assumptions used in determining fair value is provided in Note 3. Impairment on financial assets at FVOCI is measured based on expected losses and changes in credit risk and recognized into profit and loss when determined. As of December 31, 2022, no impairment has been recognized on debt investments at FVOCI. All of the financial assets at FVOCI are denominated in USD.

(b)
Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL comprise of investments in wealth management products and investments in money market funds.

Investments in wealth management products are reflected as Level 3 instruments, as short-term investments. As of December 31, 2022, the Group had no remaining investments in such products. The following table presents the changes in Level 3 instruments of short-term investments in wealth management products for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Opening balance	30,632	13,068	—
Additions	106,600	114,500	41,000
Settlements	(124,836)	(128,004)	(41,140)
Fair value gains recognized in profit or loss (Note 8)*	672	436	140
Closing balance	13,068	—	—
*Includes unrealized gains recognized in profit or loss attributable to balances held at the end of the reporting period	68	—	—

The fair value of wealth management products is based on discounted cash flows using their expected returns. The returns on these wealth management products were not guaranteed, hence their contractual cash flows did not qualify solely as payments of principal and interest. Changes in fair value of these financial assets are recorded in other (losses)/gains – net in the consolidated statements of loss.

Investments in money market funds are reflected as Level 1 instruments, as cash equivalents. As of December 31, 2022, the Group had RMB 127.9 million of money market investments included in cash equivalents. The following table presents the changes in Level 1 instruments of money market funds included in cash equivalents for the year ended December 31, 2022.

Year Ended December 31,
2022
RMB’000
Financial assets at fair value through profit or loss
Opening balance	—
Additions	655,806
Settlements (including coupon interest received, net of fees)	(536,858)
Investment income credited to profit or loss	1,711
Exchange difference	7,267
Closing balance	127,926

The carrying amounts of the Group’s other financial assets and liabilities, including cash, other receivables, trade payable and other payables, approximate their fair values.

18. Cash and Cash Equivalents

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Cash at bank
- USD deposits	1,645,948	353,379
- RMB deposits	57,595	63,856
- Australian Dollar deposit	3,337	5,113
Cash equivalents (i)	—	127,926
	1,706,880	550,274

(i)
Due to their liquidity, investments in money market funds and short-term investments with original maturities of 90 days or less, are classified as cash equivalents. Accordingly, these cash equivalents are recorded at their fair value, with their changes in fair value reflected in profit or loss (see Note 17(b)).

Cash at bank located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC are with interest rate of nil.

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the PRC Government.

Cash equivalents denominated in USD are held with banks in the U.S.

As of December 31, 2021 and 2022, RMB 1,501.8 million and RMB 377.8 million of cash and cash equivalents were held in banks outside the PRC, respectively.

19. Share Capital

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares with a par value of USD 0.0001 each in the authorized share capital of the Company (including all issued and unissued shares) were consolidated into one share with a par value of USD 0.000174 each. Therefore, the authorized share capital of the Company was changed from USD 50,000 to USD 76,560. The authorized share capital of the Company as of December 31, 2022 was USD 76,560. The number of ordinary shares below are presented retrospectively as if such Share Consolidation took place as of January 1, 2019.

	Number of Ordinary Shares	Share Capital	Share Premium(i)	Total
		RMB’000	RMB’000	RMB’000
As of January 1, 2020	17,684,770	21	38,123	38,144
Issuance of shares to Co-Founders (iii, Note 22)	282,526	1	3,343	3,344
Issuance of treasury shares	1,686,495	2	—	2
As of December 31, 2020	19,653,791	24	41,466	41,490
Issuance of ordinary shares (i)	12,937,500	14	1,305,805	1,305,819
Conversion from preferred shares to ordinary shares (Note 24)	24,791,804	28	2,743,597	2,743,625
Repurchase of ordinary shares (ii)	(20,765)	—	—	—
Issuance of shares to Co-Founders (iii, Note 22)	121,080	—	1,417	1,417
Exercise of stock options	—	—	2,149	2,149
As of December 31, 2021	57,483,410	66	4,094,434	4,094,500
Issuance of ordinary shares (v)	25,468	—	132	132
Shares surrendered and cancelled (iv)	(60,540)	—	—	—
As of December 31, 2022	57,448,338	66	4,094,566	4,094,632

(i)
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
(ii)
In March 2021, at the request of one co-founder, the Company repurchased 20,765 ordinary shares from him for a consideration of RMB 2.5 million (USD 0.4 million) for the payment of employee withholding taxes related to share-based awards, then such shares were cancelled accordingly.
(iii)
Pursuant to the Company’s shareholder agreement in effect as of the completion of the Series C financing (see Note 22), each of the Company’s founders was entitled to two or more votes to ensure the Co-Founders control the majority of the votes under certain circumstances.
(iv)
In May 2022, a related party surrendered 60,540 ordinary shares for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Company did not enter into any agreement or commitment for future consideration or compensation.
(v)
On November 1, 2022, the 25,468 shares were issued under the 2021 ESPP Plan.

20. Treasury Shares

Treasury shares were previously held by Connect Union for the purpose of issuing shares under 2019 Stock Incentive Plan in 2019 and 2020. All the Company’s ordinary shares held by Connect Union were surrendered to the Company in September 2021. As of December 31, 2020, 2021 and 2022, there were 2,563,563, 2,407,091 and 2,407,091 treasury shares, respectively.

21. Reserves

(a) Share-based compensation reserves

The share-based compensation reserves represent the fair value of unexercised options granted to employees recognized in accordance with the accounting policy adopted for equity-settled share-based payments described in Note 2.16 to the financial statements.

(b) Other reserves

Other reserves mainly represent the reserve transferred from share-based compensation reserve upon exercise of share options and foreign currency translation reserve described in Note 2.5(c).

(c) Statutory reserves

In accordance with the PRC regulations and the articles of association of the PRC companies now included in the Group, before annual profit distribution, companies registered in the PRC are required to set aside 10% of their net profit for the year after offsetting any prior year losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of the entity’s registered capital, any further appropriation is optional. No profit appropriation to the reserve fund was made for those entities for the reporting periods as they were in accumulated loss positions.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Restricted net assets including paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries was RMB 288.9 million as of December 31, 2021 and RMB 221.5 million as of December 31, 2022.

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

2021 Stock Incentive Plan

The Group adopted 2021 Stock Incentive Plan (“2021 Plan”) effective on the day of effectiveness of its IPO. Awards granted under the 2021 Plan may be either stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), restricted stock awards (“RSA”) or dividend equivalent right ("DER”). The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is (1) 6,000,000 ordinary shares, plus (2) any ordinary shares that were, as of the effective date of the 2021 Plan, (i) available for issuance under the 2019 Plan or (ii) subject to outstanding awards under the 2019 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of ordinary shares initially available for issuance will be increased on the first day of each of our fiscal years during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the least of (i) 5.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; or (ii) such lesser number of shares as may be determined by the Company’s board of directors. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2022 and 2023, to be 5.0% and 2.5%, respectively, of our outstanding shares as determined on December 31, 2021 and 2022, respectively. In no event will more than 60,000,000 shares be issuable upon the exercise of incentive share options (within the meaning of Section 422 of the U.S. Internal Revenue Code) under the 2021 Plan.

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

During the year ended December 31, 2020, the Group granted a total of 1,500,887 options from the 2019 Plan. During the year ended December 31, 2021, the Company granted a total of 2,403,660 options which contain 897,660 options from the 2019 Plan and 1,506,000 options from the 2021 Plan. During the year ended December 31, 2022, the Company granted 2,986,547 options from the 2021 Plan.

As of December 31, 2022, the Group has reserved 5,348,217 ordinary shares under the 2021 Plan.

2021 Employee Share Purchase Plan

The Group adopted the 2021 Employee Share Purchase Plan (“2021 ESPP”) and began implementation in May 2022. A total of 600,000 ordinary shares were initially reserved for issuance under the 2021 ESPP Plan. On the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of shares available for issuance under the 2021 ESPP Plan shall be increased by that number of shares equal to the lesser of 1.0% of the aggregate number of ordinary shares of the Group outstanding on the final day of the immediately preceding calendar year or such smaller number of shares as determined by the Groups board of directors. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2022 and 2023, to be 1.0% and 0.0%, respectively, of our outstanding shares as determined on December 31, 2021 and 2022, respectively.

An offering was made under the 2021 ESPP starting May 1, 2022, for the Section 423 component of the plan with the following key provisions: eligible employees are granted rights to purchase ordinary shares, which can be funded through payroll deductions that cannot exceed 15% of each employee’s compensation. The 2021 ESPP generally provides for a 24-month offering period, which includes four six-month purchase periods. At the end of each purchase period, eligible employees are permitted to purchase ordinary shares at 85% of the lower of fair market value at the beginning of the offering period or fair market value at the end of the purchase period. The first offering period began on May 1, 2022. During the year ended December 31, 2022, employees purchased 25,468 shares at a discounted price of $0.74 and the Group recorded share-based compensation expense of RMB 0.3 million (USD 39 thousand) with respect to the 2021 ESPP.

The options activities under 2019 and 2021 Plans (after the Share Consolidation) for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Number of options	Weighted average exercise price per share option
Options outstanding as of January 1, 2020	190,762
Granted	1,500,887	USD 6.6
Forfeited (i)	(25,766)	USD 0.9
Options outstanding as of December 31, 2020	1,665,883
Granted	2,403,660	USD 13.8
Exercised	(163,773)	USD 0.9
Forfeited (i)	(157,381)	USD 14.7
Options outstanding as of December 31, 2021	3,748,389
Granted	2,986,547	USD 3.4
Forfeited (i)	(1,631,309)	USD 9.6
Options outstanding as of December 31, 2022	5,103,627
Options exercisable as of December 31, 2022	1,329,119

The weighted average remaining contractual life of options outstanding as of December 31, 2020, 2021 and 2022 was 9.3, 9.2 and 8.7 years, respectively.

(i)
The options were forfeited when the employment terminated.

Fair value of options granted

Prior to the completion of the IPO, the Company determined its equity value which was estimated using the hybrid method and adopted the allocation model to determine the fair value of its underlying ordinary shares. After the completion of the IPO, the fair value of the share options is estimated based on the fair market value of the Company’s underlying ordinary shares at the grant date.

Based on the fair value of underlying ordinary shares, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Separately, the Group used the Black-Scholes option-pricing model to determine the fair value of ESPP compensation expense calculation as of the grant date. The amounts withheld from employees’ paychecks totaled RMB 0.2 million

(USD 23 thousand), which is recorded in Other payables and accruals within Current liabilities. Key assumptions for the options granted for the periods and ESPP compensation are set forth below:

	Stock Incentive Plan			ESPP
	Year Ended December 31			Year Ended December 31
	2020	2021	2022	2022
Weighted average exercise price during the year	USD 6.6	USD 13.8	USD 3.44	(i)
Grant date share price	USD 2.1~USD 11.1	USD 4.3~USD 23.3	USD 0.75~USD 4.91	USD 0.86~USD 1.86
Risk-free interest rate	0.8%~1.1%	1.2%~1.7%	1.9%~3.4%	1.5%~4.8%
Expected volatility	61.8%~77.4%	60.5%~62.2%	61.4%~62.0%	51.1%-60.2%
Option life	10 years	10 years	10 years	0.5~2.0 years
Expected early exercise multiple	2.2	2.2	2.2~2.8	N/A
Dividend yield	Nil	Nil	Nil	Nil
Forfeiture rate	9.5%	*3.0%-9.6%	*3.0%-10.8%	3.0%
Weighted average fair value of options granted during the year	USD 4.2	USD 10.6	USD 1.98	USD 0.71

* During the year ended December 31, 2022, the forfeiture rates for executives was 3.0% and ranged between 7.7% to 10.8% for all other employees.

(i)
Discounted ESPP price for issued shares during the year ended December 31, 2022 was $0.74.

The Group adopted the average volatility of the comparable companies as the proxy of the expected volatility of the underlying share. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.

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

Share-based compensation expenses included in the consolidated statements of loss for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Research and development expenses (Note 6)	3,523	26,532	20,226
Administrative expenses (Note 5(ii), Note 6)	21,667	31,331	25,372
	25,190	57,863	45,598

Upon completion of the IPO, all issued and outstanding Additional Series C Preferred Shares were converted to ordinary shares on a one-for-one basis.

23. Other Payables and Accruals

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Construction payables	16,576	1,424
Payroll, welfare and bonus payables	11,384	14,959
Accrued professional service fee	2,318	5,696
Others	2,562	2,306
	32,840	24,385

24. Financial Instruments with Preferred Rights

The Group has completed a series of financings by issuing preferred shares with the following details:

			Subscription
		Number of	consideration
Date of subscription	Round	preferred shares	RMB’000
March 3, 2016	Series Pre-A	3,109,000	33,110
January 3, 2017	Series A	8,471,200	137,868
December 20, 2018	Series B	10,127,579	379,148
August 21, 2020/December 1, 2020	Series C	21,349,537	923,247
		43,057,316	1,473,373

After the Share Consolidation, the above number of preferred shares were changed to 24,745,572 and together with additional 46,232 preferred shares as disclosed in the Note 22, the Company’s issued and outstanding preferred shares were 24,791,804 prior to March 19, 2021.

Movements of financial instruments with preferred rights during the years ended December 31, 2020 and 2021 was as follows:

Fair value
RMB’000
As of January 1, 2020	643,008
Issuance of Series C Preferred Shares	923,247
Change in fair value recognized in profit or loss	579,286
Share-based compensation to additional Series C preferred shareholder	19,655
Change in fair value due to foreign currency translation recognized in other comprehensive income	(93,688)
As of December 31, 2020	2,071,508
Change in fair value recognized in profit or loss	674,269
Change in fair value due to foreign currency translation recognized in other comprehensive income	(2,152)
Converted to ordinary shares upon IPO	(2,743,625)
As of December 31, 2021	—

The Group used the IPO price (USD 17) to determine the fair value of the financial instruments with preferred rights on March 19, 2021. Upon completion of the IPO in March 2021, such preferred shares were converted to ordinary share on a one-for-one basis.

25. Cash Flow Information

(a) Cash used in operations

		Year Ended December 31,
	Notes	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Net loss before income tax		(779,225)	(1,305,127)	(795,018)
Adjustments for:
—Interest for lease liabilities	9	42	44	144
—Investment income from investments in wealth management products	17(b)	(672)	(436)	(140)
—Interest income from investments at fair value through other comprehensive income	17(a)	—	—	(9,392)
—Amortization of intangible assets		7	43	60
—Depreciation of property, plant and equipment	12	955	3,130	4,861
—Depreciation of rights-of-use assets	14	481	909	2,019
—Net impairment losses	12	—	—	32,805
—Share-based compensation expenses	22	25,190	57,863	45,598
—Net foreign exchange differences	8	6,772	3,309	(9,629)
—Fair value changes of financial instruments with preferred rights	24	579,286	674,269	—
—Issuance cost of financial instruments with preferred rights	9	2,851	—	—
—Loss on disposal of property, plant and equipment		—	250	4
Changes in working capital
—Other receivables and prepayments		(9,350)	(16,116)	23,084
—Other non-current assets		(3,906)	(8,206)	17,052
—Other payables and accruals		8,558	(11,459)	6,315
—Trade payables		1,850	56,601	2,572
Net cash used in operations		(167,161)	(544,926)	(679,665)

Supplemental Cash Flow Information:

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Interest received	1,381	622	2,894
Income taxes paid	—	—	3,221

(b) Non-cash investing and financing activities

		Year Ended December 31,
	Notes	2020	2021	2022
		RMB’000	RMB’000	RMB’000
Construction payables		—	16,576	1,424
Fair value changes of financial instruments with preferred rights	24	579,286	674,269	—
Share-based compensation to additional Series C preferred shareholder	22	19,655	—	—
		598,941	690,845	1,424

(c) Reconciliation of liabilities arising from financing activities

	Financial
	instruments with
	preferred rights	Lease liability
	RMB’000	RMB’000
At January 1, 2020	643,008	882
Cash flows	923,247	(538)
New leases		527
Interest expenses	—	42
Differences of foreign currency translation	(93,688)	—
Changes in fair value	579,286	—
Share-based compensation to additional Series C preferred shareholder	19,655	—
At December 31, 2020	2,071,508	913
Cash flows		(805)
New leases	—	641
Interest expenses	—	44
Differences of foreign currency translation	(2,152)	—
Changes in fair value	674,269	—
Conversion to ordinary shares	(2,743,625)	—
At December 31, 2021	—	793
Cash flows	—	(1,515)
New leases	—	3,576
Interest expenses	—	144
At December 31, 2022	—	2,998

26. Commitments

Capital commitments

	Year Ended December 31,
	2021	2022
	RMB’000	RMB’000
Equipment and intangible assets
- Contracted but not provided for	146,878	—

As of December 31, 2021, we had capital commitments of approximately RMB 146.9 million (USD 23.0 million), primarily in connection with the construction of a campus in Taicang in the PRC.

During the year ended December 31, 2022, the Group terminated a plan to build a facility for research and development laboratory, manufacturing and office use in the Taicang High-Tech Industrial Development Zone and recognized net impairment losses on the construction in process of RMB 32.8 million (see Note 12). As of December 31, 2022, we have no additional capital commitments.

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

As the former director Xiaoping Ye resigned on February 2, 2021, the above companies were no longer considered as related parties for the year ended December 31, 2021 or 2022.

In addition to other related party transactions and balances disclosed elsewhere in this financial information, the following is a summary of significant transactions and balances with related parties during the years ended December 31, 2020, 2021 and 2022 and at December 31, 2021 and 2022.

(a)
Interests in subsidiaries of the Company are set out in Note 1.1.
(b)
Significant transactions with related parties

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Purchase of clinical trials related services
Hangzhou Simo Company Limited	5,948	—	—
Frontage Laboratories (Suzhou) Company Limited	2,157	—	—
Hangzhou Tigermed Consulting Company Limited	1,069	—	—
Beijing Medical Development (Suzhou) Company Limited	301	—	—
Shanghai Tigermed Consulting Company Limited	34	—	—

(c)
Balances with related parties

The Group had no balances with related parties at December 31, 2021 or December 31, 2022.

(d)
Key management personnel compensation

	Year Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Wages, salaries and bonuses	8,013	18,100	18,254
Share-based compensation expenses	1,148	28,266	18,293
Contributions to defined benefit plan (i)	971	—	—
Welfare, housing funds and other	180	308	487
	10,312	46,674	37,034

(i)
The defined benefit plan was established in 2018 for one founder and subsequently terminated in 2020. The aggregate value of the benefits under this plan was fully funded and rolled over into an individual retirement account for the benefit of the founder following termination. The Group will have no further obligations with respect to such plan and is no longer subject to actuarial risk and investment risk. The benefit obligation was determined using certain assumptions, including life annuity factor and specified interest rate, which were published by the U.S. Internal Revenue Service.
(e)
Shares repurchase from key management personnel

In March 2021, the Group repurchased 20,765 ordinary shares from one of the co-founders (see Note 19).

(f)
Share surrender from key management personnel

In May 2022, a related party surrendered 60,540 ordinary shares for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Group did not enter into any agreement or commitment for future consideration or compensation (see Note 19).

28. Events After the Reporting Period

In addition to those disclosed elsewhere in these financial statements, the following events occurring after the reporting periods are noted.

From January to April 1, 2023, the Group granted 1,607,787 ordinary share options to its employees and directors with service based vesting conditions and weighted average exercise price of USD 1.26.

In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The procedures related to the cancellation registration of the land use rights are expected to commence during the second quarter of 2023 and the Group expects to receive the original purchase price after the registration of the land use rights has been cancelled as confirmed by Jiangsu Taicang HIDC. As of the date of this report, the Group is still assessing the financial impact of this agreement.

On March 10, 2023, the FDIC Federal Deposit Insurance Corporation (“FDIC”) closed Silicon Valley Bank, Santa Clara, California, and transferred all of the bank’s assets to a newly formed bank named Silicon Valley Bank, N.A., (“SVB”). On March 26, 2023, First-Citizens Bank & Trust Company, Raleigh, North Carolina ("First Citizens") purchased all deposits and loans of SVB, and depositors of SVB became depositors of First Citizens. The Company's cash balance at First Citizens as of the date of this report represents an insignificant portion of its total cash, cash equivalents, and investments balance. The closure of Silicon Valley Bank did not and is not expected to impair the Company’s ability to meet its payroll, supplier and other obligations. The Company is currently evaluating new bank accounts at other global banks to further diversify its cash holdings and minimize impact from any possible similar events in the future.

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

The Company performs a test on the restricted net assets of its consolidated subsidiaries (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Section 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the condensed financial information for the parent company is required to be presented as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022.

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

(a) Condensed balance sheets

	As of December 31,
	2021	2022	2022
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Interest in a subsidiary	1,177,380	2,004,960	287,879
Financial assets at fair value through other comprehensive income	—	65,744	9,440
Total non-current assets	1,177,380	2,070,704	297,319
Current assets
Cash and cash equivalents	1,464,637	334,106	47,972
Financial assets at fair value through other comprehensive income	—	511,250	73,407
Other receivables	86,352	90,197	12,951
Other current assets	—	2,571	369
Total current assets	1,550,989	938,124	134,699
Total assets	2,728,369	3,008,828	432,018
LIABILITIES
Current liabilities
Trade payables	49	—	—
Other payables and accruals	34,190	51,051	7,330
Total current liabilities	34,239	51,051	7,330
Total liabilities	34,239	51,051	7,330
Net assets	2,694,130	2,957,777	424,688
SHAREHOLDERS’ EQUITY
Share capital	66	66	9
Share premium	4,094,434	4,094,566	587,911
Treasury shares	(1,164)	(1,164)	(167)
Other reserves	(10,359)	282,789	40,605
Accumulated losses	(1,388,847)	(1,418,480)	(203,670)
Total shareholders’ equity	2,694,130	2,957,777	424,688

(b) Condensed statements of loss

	Year Ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	USD’000
Administrative expenses	(29,540)	(43,710)	(41,694)	(5,987)
Other gain - net	—	—	2,669	383
Operating loss	(29,540)	(43,710)	(39,025)	(5,604)
Finance (costs)/income - net	(2,758)	—	9,392	1,349
Fair value loss of financial instruments with preferred rights	(579,286)	(674,269)	—	—
Net loss before income tax	(611,584)	(717,979)	(29,633)	(4,255)
Income tax expense	—	—	—	—
Net loss for the year	(611,584)	(717,979)	(29,633)	(4,255)

(c) Condensed statements of cash flows

	Year Ended December 31,
	2020	2021	2022	2022
	RMB’000	RMB’000	RMB’000	USD’000
Net cash used in operating activities	(4,766)	(31,025)	(22,500)	(3,231)
Net cash used in investing activities	(204,170)	(672,529)	(1,244,278)	(178,657)
Net cash generated from financing activities	934,284	1,319,418	964	138
Net increase/(decrease) in cash and cash equivalents	725,348	615,864	(1,265,814)	(181,750)
Cash and cash equivalents at the beginning of year	213,253	885,611	1,464,637	210,297
Effects of exchange rate changes on cash and cash equivalents	(52,990)	(36,838)	135,283	19,425
Cash and cash equivalents at end of year	885,611	1,464,637	334,106	47,972