Form 20-F
period 2023-12-31
Connect Biopharma Holdings Ltd
filed 2024-04-16
CIK 1835268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Tel: +1 (858) 727-1040
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
55,102,954 Ordinary Shares, par value $0.000174 per Share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ABOUT THIS ANNUAL REPORT
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
PRESENTATION OF FINANCIAL INFORMATION
Our consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS Accounting Standards, as issued by the International Accounting Standards Board, or IASB. None of our consolidated financial statements were prepared in accordance with U.S. GAAP. Our presentation currency is the U.S. dollar. Unless otherwise indicated, all monetary amounts in this annual report are in U.S. dollar. All references in this annual report to “$”, “US$”, “USD”, “U.S. dollars” and “dollars” mean U.S. dollars and all references to “¥” and “RMB” mean renminbi. The change in presentation currency is discussed in Note 2, Change in presentation currency, to our consolidated financial statements included elsewhere in this annual report. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
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
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements contained in this annual report include, but are not limited to, statements about:
•the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;
•the timing, progress, focus, and results of our ongoing and future preclinical studies and clinical trials, and the reporting and interpretation of data from those studies and trials;
•our interim, “top-line” and preliminary results, which are subject to change;
•our plans relating to partnering to undertake or complete clinical trials and relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
•the market opportunity and competitive landscape for our product;
•the success of competing therapies that are or may become available;
•our failure or delay in patient enrollment in our clinical trials;
•the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;
•the timing of initiation and completion, and the progress of our drug discovery and research programs;
•the timing or likelihood of regulatory filings and approvals for our product candidates for various diseases;
•the ability to obtain and maintain regulatory approval of our product candidates;
•our plans relating to the further development of our product candidates, including additional indications we may pursue;
•existing law, regulations and regulatory developments in the United States, the People’s Republic of China, or PRC, Europe and other jurisdictions, including with respect to any possible de-listing, prohibition on trading of our securities, or adverse impact on the value of our securities traded in the United States;
•our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available;
•our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;
•our plans regarding, and our ability to enter into, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;
•the need to hire additional personnel and our ability to attract and retain such personnel;
•our plans regarding our growth and expanding our operations, including with respect to expanding our senior management team;
•our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•our financial performance;
•the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•our anticipated use of our existing resources;
•the reduced disclosure requirements applicable to us as an emerging growth company under the JOBS Act may make our ADSs less attractive to the investors; and

•risks associated with geopolitical events and the war between Russia and Ukraine, may negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
Not applicable.
ITEM 3. KEY INFORMATION.
Company Overview
We are a Cayman Islands holding company and, although we conduct a portion of our operations through our subsidiaries in the People's Republic of China, or PRC, we are not a Chinese operating company. For a detailed depiction of our organizational structure as of the date of this annual report, please see the diagram below.

Connect Biopharma Holdings Limited (Cayman Islands)
Connect Biopharma HongKong Limited
Connect Biopharma Australia PTY LTD
Suzhou Connect Biopharma Co., Ltd.
Connect Biopharm LLC (United States)
Connect Biopharma (Shanghai) Co., Ltd
Connect Biopharma (Beijing) Co., Ltd
Connect Biopharma (Shenzhen) Co., Ltd

A.[Reserved]
B.Capitalization and Indebtedness.
Not applicable.
C.Reasons for the Offer and Use of Proceeds.
Not applicable.
D.Risk Factors.
Summary of Risk Factors
An investment in our ADSs, is subject to a number of risks, including risks related to our limited operating history, financial position and capital requirements, risks related to the discovery, development and regulatory approval of our product candidates, risks related to our reliance on third parties, risks related to commercialization of our product candidates, risks related to our business operations and industry, risks related to intellectual property, risks related to ownership of our ADSs, risks related to doing business in the People's Republic of China, or PRC, and general risks. Investors should carefully consider all of the information in this annual report before making an investment in the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.
Risks Related to Our Limited Operating History, Financial Position and Capital Requirements
•We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.
•We will require substantial additional financing to achieve our goals, and a failure to obtain or access this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. Our existing capital will not be sufficient for us to fund our product candidates through regulatory approval, and we will need to raise additional capital to complete their development and commercialization.
Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates
•Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur unforeseen costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
•We depend on enrollment of patients in our clinical trials for our product candidates and may experience delays or difficulties enrolling patients in our clinical trials.
•Our product candidates may be associated with serious adverse events or undesirable side effects or have other properties that could delay or halt their clinical development, delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.
•We have conducted and may continue to conduct clinical trials for our product candidates in international sites, and the applicable regulatory authority may not accept data from trials conducted in foreign locations.
•We have only two product candidates, rademikibart (formerly CBP-201) and icanbelimod (formerly CBP-307), in clinical development. If we are unable to successfully develop product candidates or experience significant delays in doing so, our business will be materially harmed.
•Our approach to the discovery and development of product candidates based on potent T cell modulation activity is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our product candidates or render our approach obsolete.
•We have never submitted a New Drug Application, or NDA, or Biologics License Application, or BLA, and may be unable to do so for any of our product candidates.
•The regulatory approval processes of the FDA, the PRC National Medical Products Administration, or the NMPA, the European Medicines Agency, or the EMA, and the European Commission, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
•Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.
•The proposed revision of the EU legislation on pharmaceuticals could lead to uncertainties over the regulatory framework that will be applicable to medicinal products in the EU, including orphan medicinal products.
Risks Related to Our Reliance on Third Parties
•We rely, and expect to continue to rely, on third parties, including independent clinical investigators and contract research organizations to conduct some aspects of our preclinical studies and clinical trials.
•We contract with third parties for the manufacture of our product candidates for preclinical studies and our ongoing clinical trials and expect to continue to do so for additional clinical trials and ultimately, for commercialization.
Risks Related to Commercialization of Our Product Candidates
•The commercial success of our product candidates will depend upon the degree of market acceptance of such product candidates by physicians, patients, healthcare payors and others in the medical community.

•The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies.
Risks Related to Our Business Operations and Industry
•We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.
Risks Related to Intellectual Property
•Our success depends on our ability to obtain, maintain, protect and enforce our intellectual property and our proprietary technologies.
Risks Related to Ownership of Our ADSs
•The trading price of our ADSs could be highly volatile, and purchasers of the ADSs could incur substantial losses.
•As a foreign private issuer, we are not subject to some U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
•Holders of our ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.
•We have identified, experienced and may continue to identify and experience material weaknesses in our internal control over financial reporting in the future.
Risks Related to Doing Business in the PRC
•Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
•The PRC government may intervene in or influence our operations in accordance with laws and regulations, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.
•Until December 2022, the Public Company Accounting Oversight Board, or PCAOB, had historically been unable to inspect our independent registered public accounting firm’s audit work performed for our financial statements, and this inability of PCAOB to inspect our auditors in the past had deprived our investors of the benefits of such inspections. If, in the future, the PCAOB is once again unable to inspect or investigate completely the work of our independent registered public accounting firm, investors will be deprived of the benefits of PCAOB inspections.
•Our ADSs and shares may be prohibited from trading under the HFCAA in the future if the PCAOB is once again unable to inspect or investigate completely auditors located in the PRC, and as a result the Nasdaq Global Market may make a determination to delist our securities. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.
•Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.
•PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material negative change in our subsidiaries’ operations, significant depreciation of the value of our ADSs, or a complete hindrance of our ability to offer or continue to offer our securities to investors, which could cause the value of the securities of investors to become worthless.
•The approval and the filing with the China Securities Regulatory Commission, or CSRC, may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market.
•Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
•We could be adversely affected by rising political tensions and any potential conflicts between the United States and the PRC.

•Recent litigation, regulatory scrutiny and negative publicity surrounding PRC-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.
•Our business benefits from tax benefits or financial incentives and discretionary policies granted by governmental authorities in the PRC. Expiration, elimination or reduction of these incentives or policies would have an adverse effect on our results of operations.
•We may be restricted by industry-specific laws and regulations from transferring our scientific data outside of the PRC.
•Additional remedial measures could be imposed on PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our consolidated financial statements may be determined to not be in compliance with SEC requirements.
General Risks
•We are subject to risks arising from health epidemics, including COVID-19.
•We are subject to risks associated with inflation pressures, natural disasters and failure to comply with environmental, health and safety laws and regulations.
Holding Foreign Companies Accountable Act
Pursuant to the Holding Foreign Companies Accountable Act, as amended, or the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result of such trading prohibition, the Nasdaq Global Market may make a determination to delist our securities. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, including our auditor. In May 2022, the SEC listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the PRC and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, until such time as the PCAOB issues any new determination, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the PRC and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission-Identified Issuer. There can be no assurance that we would not be identified as a Commission-Identified Issuer in the future, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result the Nasdaq Global Market may make a determination to delist our securities. See Item 3.D. “Risk Factors— Risks Related to Doing Business in the PRC — Our ADSs and shares may be prohibited from trading under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the PRC and as a result the Nasdaq Global Market may make a determination to delist our securities. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.”
Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations and for the Offering of Our Securities to Foreign Investors

We conduct a portion of our business through our subsidiaries in the PRC. Our PRC subsidiaries have obtained all necessary licenses and approvals to conduct our operations in the PRC and, to date, no application for any such licenses and approvals has been denied. For details of the material permissions, approvals, licenses and permits that our PRC subsidiaries are required to obtain to conduct our operations in the PRC, see Item 4.B. “Business Overview – Material Permissions, Approvals, Licenses and Permits in the PRC.” If we fail to receive any requisite permission or approval from the CSRC, CAC or other PRC regulatory authorities for any securities offering or our operations, or the waiver of such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and obligate us to obtain such permission or approvals in the future, we may be subject to fines and penalties, suspension or limitations on our business activities in China, revocation of our business licenses, website closure, delay or restrictions on the contribution to the PRC of the proceeds from any securities offering, or other sanctions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects. In addition, the CSRC, CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any future offerings. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of any securities we offer from time to time, you would be doing so at the risk that the settlement and delivery may not occur. See Item 3.D. “Risk Factors— Risks Related to Doing Business in the PRC — Compliance with the PRC’s new Data Security Law, Cybersecurity Review Measures, Personal Information Protection Law, regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business”; “Risk Factors— Risks Related to Doing Business in the PRC — PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material negative change in our subsidiaries’ operations, significant depreciation of the value of our ADSs, or a complete hindrance of our ability to offer or continue to offer our securities to investors, which could cause the value of the securities of investors to become worthless”; and “Risk Factors— Risks Related to Doing Business in the PRC — The approval of the CSRC may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market.”
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
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specific exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
•not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•not being required to submit some executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•not being required to disclose some executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
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
Foreign Private Issuer
We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from specific provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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
RISK FACTORS
Investors should carefully consider the risks and uncertainties described below and the other information in this annual report, including our consolidated financial statements and related notes appearing elsewhere in this annual report and in the section titled “Operating and Financial Review and Prospects,” before deciding whether to invest or maintain any investment in our ADSs. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ADSs could decline and some or all of their value may be lost. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.
Risks Related to Our Limited Operating History, Financial Position and Capital Requirements
We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.
Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company with a limited operating history upon which investors can evaluate our business and prospects. We commenced operations in 2012, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, performing research and development activities, establishing our intellectual property portfolio, discovering potential product candidates and conducting preclinical studies and clinical trials. Our approach to the discovery and development of product candidates is unproven, and we do not know whether we will be able to develop any products of commercial value. We only have rademikibart and icanbelimod in clinical development. There is no guarantee that we will be able to continue the development of or advance any product candidate into further clinical trials, including to meet the capital requirements for such activities. We have not yet demonstrated an ability to successfully obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.
We have incurred significant operating losses since our inception. If our product candidates are not successfully developed and approved, we may never generate any revenue. Our net losses were USD 59.5 million and USD 118.1 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated loss of USD 539.3 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. Our product candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, increase our production capacity, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and incur additional costs for commercialization or to expand our pipeline of product candidates.
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

The development of biopharmaceutical product candidates is capital-intensive. Since our inception, we have used substantial amounts of cash to fund our operations and we expect our expenses to increase in connection with our ongoing activities during the next few years, particularly as we conduct our ongoing and planned clinical trials of rademikibart and icanbelimod , continue research and development for any additional product candidates, and seek regulatory approval for our current product candidates and any future product candidates we may develop. In particular, we are actively seeking potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, rademikibart. There can be no assurance that we will secure any desired partnership on a timely basis or acceptable terms. Further, subject to the terms and conditions of each partnership, external factors beyond our control may affect our collection of milestone payments or royalty payments under such a partnership. For example, on November 21, 2023, Connect HK and Connect SZ, two of the Company’s wholly owned subsidiaries, or the Connect Licensor, have entered into an exclusive license and collaboration agreement, or the Simcere Agreement, with Simcere Pharmaceutical Co., Ltd., or the Simcere Licensee, to develop and commercialize rademikibart in Greater China. For additional information, see Item 10.C. “Material Contracts”. However, external factors such as changes in applicable laws, government actions or other similar circumstances beyond our control may cause delay or disruption in future payments owed to us by the Simcere Licensee under the Simcere Agreement. Further, failure of our PRC rademikibart trials in meeting the respective primary end points set forth in the trial protocols will entitle the Simcere Licensee to terminate the Simcere Agreement.
In addition, as our product candidates progress through development and toward commercialization, we may need to make royalty or other payments to our licensors and other third parties. Furthermore, if and to the extent we seek to acquire or in-license additional product candidates or rights in the future, we may be required to make significant upfront payments, milestone payments, licensing payments, royalty payments and/or other types of payments. If we obtain regulatory approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. Furthermore, we have incurred significant costs associated with operating as a public company, and we expect to continue to incur significant costs associated with our operation as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital or find alternative sources of financing when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts, including in connection with any license or collaboration agreement that we may have entered into or may enter into in the future, and we may need to focus our efforts on fewer product candidates to preserve our resources.
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
Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and, if approved, commercialize our current and any future product candidates. Additional funding may not be available on acceptable terms, or at all. As a result of the COVID-19 pandemic and actions taken to slow its spread, as well as actual or anticipated changes in interest rates and economic inflation and the impact of the Russian-Ukraine war, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive.
Our future financing requirements will depend on many factors, including:
•the type, number, scope, progress, expansions, results, costs and timing of our clinical trials and preclinical studies of our product candidates which we are pursuing or may choose to pursue in the future;
•safety concerns related to the use of our product candidates;
•adverse findings regarding the efficacy of our product candidates as additional information is acquired;
•the costs and timing of manufacturing for our product candidates, including commercial manufacturing if any product candidate is approved;
•the costs, timing and outcome of regulatory review of our product candidates;
•the costs of obtaining, maintaining, enforcing and defending our patents and other intellectual property and proprietary rights and resolving disputes related to third parties’ intellectual property and proprietary rights;
•our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;
•the costs associated with hiring additional personnel and consultants as our clinical activities increase;
•the timing and amount of the royalty or other payments we must make to our licensors and other third parties;
•the costs and timing of establishing or securing sales and marketing capabilities if any product candidate is approved;
•our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;
•the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and
•costs associated with any product candidates, products or technologies that we may in-license or acquire.
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
Additionally, we maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. For example, during 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, or FDIC, and the FDIC was appointed receiver to oversee the newly formed bridge bank Silicon Valley Bank, N.A., or SVB NA, which assumed all transferred assets from SVB. First-Citizens Bank & Trust Company, Raleigh, North Carolina, or First Citizens, subsequently purchased all deposits and loans of SVB, and depositors of SVB became depositors of First Citizens. We hold only an insignificant amount of deposits with First Citizens and have transferred the majority of our deposits from First Citizens to other financial institutions, so we do not currently anticipate problems accessing our deposits at First Citizens or other financial institutions. However, in the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, or with whom we have agreements, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Raising additional capital may cause substantial dilution to our shareholders, including holders of our ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.
Until such time, if ever, as we can generate substantial revenues, we expect to finance our business and operational needs through equity offerings, debt financings or other financing sources, including potentially collaborations, licenses and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, investors’ ownership interest may be substantially diluted, and the terms of these securities may include liquidation or other preferences that adversely affect investors’ rights as a holder of our ADSs. We currently have an effective shelf registration statement covering the offering of up to $300,000,000 in the aggregate of our ADSs, including up to $150,000,000 of our ADSs that may be issued and sold from time to time “at the market” under a sales agreement with Leerink Partners LLC (formerly SVB Securities LLC) and Cantor Fitzgerald & Co. There has been no take down from the shelf registration statement or sale of ADSs under such sales agreement, but any such financing if effected will be likely to cause substantial dilution to holders of our securities.
Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
If we raise funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our ADSs. We may also lose control of the development of our products or product candidates, such as the pace and scope of clinical trials, as a result of such third-party arrangements. If we are unable to raise funds through equity or debt financings when needed, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.
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
We cannot guarantee that any clinical trials will be initiated or conducted as planned or completed on schedule, if at all. For example, in light of PRC governmental guidelines, in 2023 we decided to initiate two new studies for rademikibart to further support drug registration application. We also cannot be sure that submission of an IND or similar application will result in the FDA, the NMPA, the EU Member States, or another regulatory authority, as applicable, allowing clinical trials to begin in a timely manner, if at all. Moreover, even during these trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:
•inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;
•delays in reaching a consensus with regulatory authorities on study design or implementation of the clinical trials;

•delays or failure in obtaining regulatory authorization or allowance to commence a trial or inability to comply with conditions imposed by a regulatory authority regarding the scope or design of a study;
•delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•delays in identifying, recruiting and training suitable clinical investigators;
•delays in obtaining required ethics committee or institutional review board, or IRB, approval at each clinical trial site, or terminations or suspensions of our clinical trials by an IRB;
•delays in manufacturing, testing, releasing, validating or importing/exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing;
•insufficient or inadequate supply or quality of product candidates or other materials necessary for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;
•imposition of a temporary, partial, full, or permanent clinical hold by regulatory authorities for a number of reasons, including after review of an IND or amendment or equivalent foreign application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites;
•developments in trials conducted by competitors for related technology that raises FDA, NMPA, EMA, or foreign regulatory authority concerns about risk to patients of the technology broadly, or findings by the FDA, the NMPA or a foreign regulatory authority that an investigational protocol or plan is clearly deficient to meet its stated objectives;
•delays or failure in recruiting, screening and enrolling suitable patients and delays or failure caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up;
•difficulty collaborating with patient groups and investigators;
•failure by our CROs, other third parties or us to adhere to clinical trial protocols;
•failure to perform clinical trials in accordance with the FDA’s, the NMPA’s, the EMA's, or any other comparable foreign regulatory authority’s good clinical practice requirements, or GCPs, or applicable regulatory guidelines in other countries;
•occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in trials of the same class of agents conducted by other companies;
•changes to clinical trial protocols;
•clinical sites deviating from trial protocol or dropping out of a trial;
•changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;
•the cost of clinical trials of our product candidates being greater than we anticipate;
•clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;
•transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing processes; and
•third parties being unwilling or unable to satisfy their contractual obligations to us.
Clinical trials must be conducted in accordance with the FDA, the NMPA and other comparable foreign regulatory authorities’ requirements, regulations or guidelines, which can change unexpectedly and significantly, and are subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays or failure in the development of our product candidates if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA, the NMPA or any other comparable foreign regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, the NMPA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
Further, conducting clinical trials in foreign countries for our product candidates, as in our ongoing clinical trials, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled study participants in foreign countries to adhere to clinical protocol as a result of differences in healthcare services, languages or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries, including war. For example, we engaged CROs to conduct clinical trials outside of the U.S., including in Ukraine for our ongoing icanbelimod and rademikibart trials. The Russia and Ukraine war has impacted our ability to continue our trials in Ukraine and the surrounding region and prevented us from obtaining data from our trials, previously located at sites in these countries. This also delayed the completion of our clinical trials and/or analyses of clinical results, which could materially harm our business.
Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under some circumstances, we may be required to report some of these relationships to the FDA, the NMPA or any other comparable foreign regulatory authorities. The FDA, the NMPA or a comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA, the NMPA or a comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, the NMPA or a comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of our product candidates.
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

In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the EU Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.

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
Patient enrollment also depends on many other factors, including:
•the size and nature of the patient population;
•the severity of the disease under investigation;
•eligibility criteria for the trial;
•the proximity of patients to clinical sites;
•the design of the clinical protocol;
•the ability to obtain and maintain patient consents;
•the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;
•the availability of competing clinical trials;
•the availability of new drugs approved or drug candidates under investigation for the indication the clinical trial is investigating; and
•clinicians’ and patients’ perceptions as to the potential risks and advantages of the drug being studied in relation to other available therapies.
These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner, or may require us to abandon one or more clinical trials altogether. For example, we engaged CROs to conduct clinical trials outside of the U.S., including in Ukraine for our ongoing icanbelimod and rademikibart trials and patient enrollment in Ukraine was disrupted in 2022 due to the war. Delays in the completion or termination of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
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

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in previous trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Many times, side effects are only detectable after investigational products are tested in large-scale clinical trials or, in some cases, after they are made available to patients on a commercial scale following approval. In the single-dose regimen of our Phase 1 trial of icanbelimod, one healthy adult treated with 2.5mg of icanbelimod experienced bradycardia associated with transient asystole, which was deemed a treatment-related serious adverse event. The subject was treated with high-flow oxygen and fully recovered.
If any serious adverse events occur, clinical trials or commercial distribution of any product candidates or products we develop or commercialize could be suspended or terminated, and our business could be seriously harmed. Treatment-related side effects could also affect patient recruitment and the ability of enrolled patients to complete the trial or result in potential liability claims. Regulatory authorities could order us to cease further development of, deny approval of, or require us to cease selling any product candidates or products for any or all targeted indications. If we are required to delay, suspend or terminate any clinical trial or commercialization efforts, the commercial prospects of one or more product candidates or products may be harmed, and our ability to generate product revenues from them or other product candidates that we develop may be delayed or eliminated. Additionally, if one or more of our product candidates receives marketing approval and we or others later identify undesirable side effects or adverse events caused by such products, a number of potentially significant negative consequences could result, including but not limited to:
•regulatory authorities may suspend, limit or withdraw approvals of such product, or seek an injunction against its manufacture or distribution;
•regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
•we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;
•we may be required to create a risk evaluation and mitigation strategy, or REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients;
•we may be subject to fines, injunctions or the imposition of administrative or criminal penalties;
•we could be sued and held liable for harm caused to patients; and
•our reputation may suffer.
Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could seriously harm our business.
We have conducted and may continue to conduct clinical trials for our product candidates in international sites, and the applicable regulatory authority may not accept data from trials conducted in foreign locations.
We have conducted, and may in the future choose to conduct, clinical trials outside the United States for our product candidates. The acceptance of study data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to specific conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not conducted pursuant to an IND, the FDA will not accept the data as support for an application for marketing approval unless the study was conducted, in accordance with GCP requirements, and the FDA must also be able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any other comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any other comparable foreign regulatory authority does not accept the data from our clinical trials of our product candidates, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of our product candidates.
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

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval program in the United States, for example, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, confirmatory studies to verify and describe the drug’s clinical benefit. If such confirmatory studies fail to confirm the drug’s clinical benefit, or if the sponsor fails to conduct such studies in a timely manner, the FDA, may withdraw its approval of the drug on an expedited basis. In addition, in December 2022, President Biden signed an omnibus appropriations bill to fund the U.S. government through fiscal year 2023. Included in that omnibus bill was the Food and Drug Omnibus Reform Act of 2022, which among other things, provided FDA new statutory authority to mitigate potential risks to patients from continued marketing of ineffective drugs previously granted accelerated approval. Under these provisions, the FDA may require a sponsor of a product seeking accelerated approval to have a confirmatory trial underway prior to such approval being granted.
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
We have only two product candidates, rademikibart and icanbelimod, in clinical development. If we are unable to successfully develop product candidates or experience significant delays in doing so, our business will be materially harmed.

We have only two product candidates, rademikibart and icanbelimod, in clinical development. Any additional product candidates will need to progress through IND-enabling studies prior to clinical development. We have invested substantially all of our efforts and financial resources into developing our current product candidates, identifying potential product candidates and conducting preclinical studies and clinical trials. As a result, we have limited infrastructure and experience in conducting clinical trials as a company and in engaging in regulatory interactions, and cannot be certain that our ongoing or planned clinical trials will be initiated or completed on time, if at all, that our planned development programs would be acceptable to the FDA, the NMPA or other comparable foreign regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized. In particular, we are actively seeking potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, rademikibart. There can be no assurance that we will secure a desired partnership on a timely basis or acceptable terms. Further, we cannot assure that all payment milestones will be achieved, nor can we assure that any sales will be effected to entitle us to royalty payments, under any desired partnership. For example, there can be no assurance that all the milestone and royalty payments under the Simcere Agreement will be made available to us.
Because of the early stage of some of our development and clinical programs, the success of our product candidates will depend on several factors, including the following:
•timely and successful enrollment in clinical trials and completion of clinical trials and preclinical studies with favorable results, for example, the impact of the Ukraine-Russia war on the schedule of our clinical trials, including on patient enrollment and trial data collection;
•submission of and allowance to proceed with clinical trials under INDs by the FDA or similar regulatory filing by the NMPA or comparable foreign regulatory authorities for the conduct of clinical trials of our preclinical product candidates and our proposed design of future clinical trials;
•demonstrating safety, purity, potency and/or efficacy of our product candidates to the satisfaction of applicable regulatory authorities;
•receipt of marketing approvals from applicable regulatory authorities, including of NDAs or BLAs from the FDA or of similar regulatory filings from the NMPA or comparable foreign regulatory authorities, and maintaining such approvals;

•making arrangements with our third-party manufacturers for, or establishing, commercial manufacturing capabilities;
•establishing sales, marketing and distribution capabilities and launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;
•establishment, maintenance, enforcement and defense of patent, trade secret and other intellectual property and proprietary protection or regulatory exclusivity for our product candidates;
•maintaining an acceptable safety, tolerability and efficacy profile of our products following approval, if any;
•acceptance of our products, if and when approved, by patients, the medical community and third-party payors; manufacturing our product candidates at an acceptable cost; and
•maintaining and growing an organization of people who can develop our products and technology.
The success of our business, including our ability to finance our business and generate any revenue in the future, will primarily depend on the successful development, regulatory approval and commercialization of our product candidates, which may never occur. We may not succeed in demonstrating the safety or efficacy for all product candidates in clinical trials or in obtaining marketing approval thereafter. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize our product candidates, we may not be able to generate sufficient revenue to continue our business.
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
While we believe our preclinical, Phase 1 and/or Phase 2 results for each of rademikibart and icanbelimod were supportive of further clinical development, we have not yet succeeded and may never succeed in demonstrating the safety and efficacy of any of our product candidates in a manner sufficient to obtain marketing approval. We do not have any other product candidates in clinical development.
Our approach to targeting molecules that we believe have potent T cell modulation activity may be unsuccessful in identifying additional product candidates, and any product candidates based on our technology may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing or make the product candidates unmarketable or unlikely to receive marketing approval. Further, adverse developments with respect to our rademikibart or our icanbelimod programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our future product candidates based on our drug-screening approach.
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
We have never submitted an NDA or BLA, and may be unable to do so for any of our product candidates.
We will need to successfully obtain FDA, NMPA or comparable foreign regulatory approval to market any of our current or future product candidates. The submission of a successful NDA or BLA is a complicated and expensive time-consuming process. We have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted a NDA or BLA or other comparable foreign regulatory submission for any product candidate. We also plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years, which may be a difficult process to manage with our limited resources and which may divert the attention of management. In addition, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that will support regulatory submissions and lead to approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting NDAs or BLAs for and commercializing our product candidates.
The regulatory approval processes of the FDA, the NMPA and comparable foreign authorities are lengthy, time consuming and unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
The time required to obtain approval by the FDA, the NMPA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary unexpectedly and significantly among jurisdictions. We have not obtained regulatory approval for any product candidate in the United States, the PRC or any other jurisdiction, and it is possible that any product candidates we may seek to develop in the future will never obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or any other jurisdiction until we receive regulatory approval of an NDA or BLA from the FDA or the comparable foreign regulatory submission from a comparable foreign regulatory authority.
Prior to obtaining approval to commercialize a product candidate in the United States, the PRC or elsewhere, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA, the NMPA or other comparable foreign regulatory agencies, as applicable, that such product candidates are safe and effective, or in the case of biologics in the United States, safe, pure, and potent, for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, the NMPA or other comparable foreign regulatory authorities. The FDA, the NMPA or other comparable foreign regulatory authorities may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program.
The FDA, the NMPA or other comparable foreign regulatory authorities can delay, limit or deny approval of our product candidates, or require us to conduct additional nonclinical or clinical testing or abandon a program for many other reasons, including the following:
•the FDA, the NMPA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;
•we may be unable to demonstrate to the satisfaction of the FDA, the NMPA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
•the results of our clinical trials may not meet the level of statistical significance required for approval by the FDA, the NMPA or comparable foreign regulatory authorities;
•serious and unexpected drug or biologic-related side effects experienced by participants in our clinical trials or by individuals using drugs or biologics similar to our product candidates;
•we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•the FDA, the NMPA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•the data collected from clinical trials of our product candidates may not be acceptable or sufficient to support the submission of a BLA or NDA or other comparable foreign submission or to obtain regulatory approval in the United States, the PRC or elsewhere;
•the FDA, the NMPA or comparable foreign regulatory authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;
•our clinical sites, investigators or other participants in our clinical trials may deviate from a trial protocol, failing to conduct the trial in accordance with regulatory requirements, or dropping out of a trial;

•the FDA, the NMPA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of ours or third-party manufacturers with which we contract for clinical and commercial supplies; and
•the approval policies or regulations of the FDA, the NMPA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
Of the large number of drugs in development, only a small percentage successfully complete the FDA, the NMPA or comparable foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.
Even if we eventually complete clinical trials and receive approval of an NDA, BLA or other comparable foreign submission for our product candidates, the FDA, the NMPA or other comparable foreign regulatory authorities may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a REMS, which may be required to ensure safe use of the drug after approval. The FDA, the NMPA or the comparable foreign regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested. Any delay in obtaining, or inability to obtain, the applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.
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

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has resumed standard inspection operations of U.S. domestic and foreign manufacturing facilities where feasible, any resurgence of the virus or emergence of new variants may lead to inspectional or administrative delays. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA, the NMPA or other comparable foreign regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA, the NMPA or other comparable foreign regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business
Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.
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

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors.

The proposed revision of the EU legislation on pharmaceuticals could lead to uncertainties over the regulatory framework that will be applicable to medicinal products in the EU, including orphan medicinal products.

On April 26, 2023, the European Commission published proposals to revise the existing EU legislation on medicinal products, or EU Pharma Law Review. The EU Pharma Law Review consists of two proposals, a new directive and a new regulation, or EU Pharma Law Proposal, that would repeal and replace the relevant legislation concerning medicinal products for human use, including legislation concerning orphan medicinal products. The EU Pharma Law Review could have a significant impact on the regulatory data protection, or RDP, available for to innovative medicinal products in the EU. If adopted in current form, the EU Pharma Law Proposal would reduce the current baseline for data exclusivity. Such RDP reduction could lead to a faster access to the EU market for generics and biosimilars. In addition, the EU Pharma Law Review could have a significant impact on the designation of and incentives offered to orphan medicinal products in the EU. The proposed revisions remain to be agreed upon and adopted by the European Parliament and European Council and the EU Pharma Law Proposal may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may however have a significant impact on the pharmaceutical industry and our business in the long term.
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
We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct some aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. We rely on these parties for execution of our preclinical studies and clinical trials, and control only some aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors, including our CROs, are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the NMPA and comparable foreign regulatory authorities for our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties, including our CROs, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the NMPA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure investors that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products manufactured under Current Good Manufacturing Practice, or cGMP, regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal, state or foreign fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
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
We do not have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and we expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials. We do not have long-term supply agreements. Furthermore, the raw materials for our product candidates are sourced, in some cases, from a single-source supplier. If we were to experience an unexpected loss of supply of any of our product candidates or any of our future product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. For example, the extent to which the global supply chain disruptions impact our ability to procure sufficient supplies for the development of our product candidates may depend on a number of factors outside of our control, such as regional military conflicts and terrorism, the trade relations between countries and regions.
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
•the failure of the third party to manufacture our product candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;
•the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;
•the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;
•the breach by the third-party contractors of our agreements with them;
•the failure of the third-party contractors to comply with applicable regulatory requirements;
•the failure of the third-party contractors to manufacture our product candidates according to our specifications and/or the regulatory requirements;
•the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or study drug or placebo not being properly identified;
•clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and
•the misappropriation of our proprietary information, including our trade secrets and know-how.
We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP (and similar foreign) regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States or successfully manufacture material that conforms to our specifications. If our contract manufacturers cannot comply with the strict regulatory requirements of the FDA, the NMPA or other comparable foreign regulatory authorities, they will not be able to secure and/or maintain approval for the manufacturing of our product candidates. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, the NMPA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. If we, or if our third-party manufacturers, fail to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.
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
We have entered into and expect to seek to enter into collaborations, licenses and other similar arrangements and may not be successful in doing so, and we may not realize the benefits of such relationships.

We have entered into and continue to seek to enter into collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of our product candidates, due to capital costs or other reasons affecting our ability to develop or commercialize the product candidates or manufacturing constraints in some or all jurisdictions. For example, on November 21, 2023, Connect Licensor entered into an exclusive license and collaboration agreement with Simcere Licensee, to develop and commercialize rademikibart in Greater China. In addition, we are actively seeking potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, rademikibart.
We may not be successful in our efforts to secure other collaborations for our product candidates because our research and development pipeline may be insufficient, our product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. There have been a significant number of recent business combinations among large pharmaceutical and biomedical companies that may result in a reduced number of potential future collaborators and changes to the strategies of the combined companies.
As a result of the foregoing factors, we may not be able to negotiate collaborations on a timely basis or on acceptable terms. If we are unable to do so, we may need to curtail the development of such product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense.
Further, any future collaboration agreements may restrict us from entering into additional agreements with potential collaborators. We cannot be certain that, following a strategic transaction or license, we will achieve an economic benefit that justifies such transaction.

Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed, the safety of a product candidate is questioned or sales of an approved product candidate are unsatisfactory. For example, any delay in the development or approval of rademikibart or any unsatisfactory sales of the product candidate beyond our control may cause delay or disruption in our ability to realize our benefits under the Simcere Agreement.

In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for some rights to control decisions regarding the development and commercialization of our product candidates, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to our product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations. For example, due to factors beyond Connect Licensor's or Simcere Licensee’s control, we cannot assure that rademikibart will be developed, approved and commercialized without delay, and any delay in the future development, approval, marketing or sales of rademikibart in Greater China may cause a delay in realizing benefits under the Simcere Agreement.
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
Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidates, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, the NMPA or other comparable foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, sampling, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMP (and comparable foreign requirements) and GCPs for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA, the NMPA and other comparable foreign regulatory authorities to ensure compliance with cGMP or similar regulations and standards. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
In addition, failure to comply with FDA, NMPA and other comparable foreign regulatory requirements may subject us to administrative or judicially imposed sanctions, including:
•delays in reviewing or the rejection of product applications or supplements to approved applications;
•require us to change the way a product is distributed, conduct additional clinical trials, change the labeling of a product or require us to conduct additional post-marketing studies or surveillance;
•restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
•restrictions on the products, manufacturers or manufacturing process;
•warning or untitled letters;
•civil, administrative and criminal penalties;
•injunctions;
•suspension or withdrawal of regulatory approvals;

•product seizures, detentions or import bans;
•voluntary or mandatory product recalls and publicity requirements;
•total or partial suspension of production; and
•imposition of restrictions on operations, including costly new manufacturing requirements.
The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.
The FDA’s, the NMPA’s and other comparable foreign regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.
If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.
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
Our product candidates may not be commercially successful. Even if any of our product candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or others in the medical community. The commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our products, if approved for commercial sale, will depend on a number of factors, including:
•demonstration of clinical efficacy and safety compared to other more established products;
•the indications for which our product candidates are approved;
•the limitation of our targeted patient population and other limitations or warnings contained in any regulatory authority-approved labeling;
•the prevalence and severity of the diseases and any side effects;
•the convenience and ease of administration;
•the acceptance of a new drug or biologic for the relevant indication by healthcare providers and their patients;
•the reimbursement, pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;
•our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;
•the willingness of patients to pay all, or a portion of, out-of-pocket costs in the absence of coverage and adequate reimbursement by third-party payors and government authorities;
•any restrictions on the use of our products, and the prevalence and severity of any adverse effects;
•the success of our physician education programs;

•the timing of market introduction of our products as well as competitive drugs;
•potential product liability claims;
•the availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments;
•the effectiveness of our or any of our potential future collaborators’ distribution, sales and marketing strategies; and
•unfavorable publicity relating to the product.
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
The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid in the U.S., private health insurers, and other third-party payors are essential for most patients to be able to access and afford prescription medications such as our product candidates, if approved. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize our products. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or coverage policies may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States, the PRC, the EU, or elsewhere will be available for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.
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
Third-party payors increasingly are challenging prices paid for pharmaceutical products and services and requesting discounts or rebates through pharmacy benefit managers. Even if we are successful in demonstrating improved efficacy or safety with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. As a result, market prices, including discounts we may be required to provide, for our products may be too low to enable us to realize an appropriate return on our investment in product development. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
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
If we obtain regulatory approval of our product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:
•efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of product candidates;
•different regulatory requirements for approval of drugs in foreign countries;
•reduced protection for intellectual property and other proprietary rights;
•the existence of additional third-party patent rights of potential relevance to our business;
•unexpected changes in tariffs, trade barriers and regulatory requirements;
•the effects of applicable non-PRC tax structures and potentially adverse tax consequences;
•changes in a specific country’s or region’s political and cultural climate or economic condition;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;
•compliance with tax, employment, immigration and labor laws for employees living or traveling;
•foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•foreign reimbursement, pricing and insurance regimes;
•difficulty of effective enforcement of contractual provisions in local jurisdictions;
•workforce uncertainty in countries where labor unrest is common;
•failure of our employees and contracted third parties to comply with rules and regulations of the U.S. Treasury Department’s Office of Foreign Assets Controls and the U.S. Foreign Corrupt Practices Act of 1977, as amended, and other applicable rules and regulations;
•the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;
•the illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices; and
•business interruptions resulting from geopolitical actions, including war and terrorism, natural disasters, including earthquakes, typhoons, floods and fires, or public health epidemics.
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
Our operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:
•the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to our product candidates, which may change from time to time;
•coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products;

•the cost of manufacturing our product candidates, which may vary depending on the quantity of production and the terms of our agreements with third-party manufacturers;
•the timing and amount of the royalty or other payments we must make to the licensors and other third parties from whom we have in-licensed our acquired our product candidates, including payments due upon a change in control of our subsidiaries;
•expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;
•the level of demand for any approved products, which may vary significantly;
•future accounting pronouncements or changes in our accounting policies; and
•the timing and success or failure of preclinical studies or clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.
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
We had 81 full-time employees as of December 31, 2023. We have been experiencing challenges in attracting and retaining qualified personnel, including with respect to expanding our senior management team. We expect to continue to hire, but could encounter difficulties in attracting and retaining candidates who meet our needs in a timely manner and on favorable terms.

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
We have incurred and may continue to incur significant costs for our clinical trials for our product candidates. The majority of our third-party expenses have been related to the development of rademikibart and icanbelimod. During the years ended December 31, 2022 and 2023, we spent USD 54.1 million and USD 36.6 million, respectively, in clinical trial related expenses relating to rademikibart, and USD 26.3 million and USD 3.6 million, respectively, in clinical trial related expenses relating to icanbelimod. Product candidates in a later-stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our costs to increase as we continue clinical trials (especially if we move into Phase 3 clinical trials) and, if we manufacture or have manufactured, any of our product candidates.

We cannot determine with certainty the timing or costs or probability of success of current or future clinical trials of our product candidates due to the inherently unpredictable nature of clinical development. We anticipate that we will make determinations as to which indications to pursue, as well as how much funding is needed to direct to each indication on an ongoing basis in response to the results of clinical trials, regulatory developments and our assessments as to each product candidate’s commercial potential. It is likely that we will need to raise additional capital in the future for clinical development of our product candidates and if any of our product candidates can be commercialized. In particular, we are actively seeking potential global and regional partners to provide additional experience and infrastructure to support the next phase of clinical development for our lead product candidate, rademikibart. There can be no assurance that we will secure such a partnership on a timely basis or acceptable terms. Further, subject to the terms and conditions of each partnership secured, external factors beyond our control may affect our ability to realize payments and achieve the funding goals under such partnership. For example, on November 21, 2023, the Connect Licensor entered into the Simcere

Agreement with Simcere Licensee, to develop and commercialize rademikibart in Greater China. However, any external factor such as changes in applicable laws, delay in product development or approval, other factors beyond our control, or the failure of certain PRC rademikibart trials in meeting the respective primary end points may cause delay or disruption in our realization of the future payments under the Simcere Agreement.
Our clinical development costs for our product candidates are highly uncertain and may vary significantly based on factors such as:
•per patient trial costs;
•the number of trials required for approval;
•the number of sites included in the trials;
•the countries in which the trials are conducted;
•the length of time required to enroll eligible patients;
•the number of patients that participate in the trials;
•the drop-out or discontinuation rates of patients;
•potential additional safety monitoring requested by regulatory agencies;
•the duration of patient participation in the trials and follow-up;
•the cost and timing of manufacturing our product candidates;
•the phase of development of our product candidates; and
•the efficacy and safety profile of our product candidates.
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
Our operations are subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of the PRC and other countries in which we operate. The FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from, directly or indirectly, offering, authorizing or making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or other advantage. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have and have had direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations.
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
Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include:
•the U.S. Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. This statute has been interpreted to apply to, among other things, arrangements between pharmaceutical manufacturers on the one hand, and prescribers, pharmacies, purchasers and formulary managers on the other. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
•the U.S. false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the U.S. government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false or fraudulent claim or statement for violations;
•the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the U.S. Physician Payments Sunshine Act, which requires some manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with some exceptions) to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives) and teaching hospitals as well as ownership and investment interests held by the physicians described above and their immediate family members; and
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or paid for by the patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives.
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
In the United States, HIPAA, as amended by HITECH, and their implementing regulations, or collectively HIPAA, imposes, among other things, specific standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Most healthcare providers, including research institutions from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information.
Some states have also adopted comparable privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, California Consumer Privacy Act of 2018, or the CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling specific personal information. It also provides a private right of action for data breaches has increased the likelihood of, and risks associated with data breach litigation and creates a statutory damages framework. In addition, the California Privacy Rights Act, or the CPRA, generally went into effect on January 1, 2023, and significantly amends the CCPA, including by expanding consumers’ rights with respect to personal information and creating a new state agency to oversee implementation and enforcement efforts. Additional compliance investment and potential business process changes may be required before the enforcement of CPRA in July 2023. Similar laws have passed in, for example, Virginia, Connecticut, Utah, Washington and Colorado, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other U.S. domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.
Our operations in Europe and the United Kingdom, or the UK, may also be subject to increased scrutiny or attention from data protection authorities. For example, the EU General Data Protection Regulation, or EU GDPR, imposes strict requirements for the processing of personal data of individuals. The UK has implemented the EU GDPR as the UK GDPR (collectively, the GDPR) which sits alongside the UK Data Protection Act 2018. The GDPR increases our obligations with respect to clinical trials conducted in the EU and the UK by, for example, expanding the definition of personal data to include coded data and imposing specific requirements regarding informed consent practices and the provision of detailed notices for clinical trial subjects and investigators. The GDPR imposes additional obligations on controllers, including, among other things, requirements around accountability and transparency, the obligation to consider data protection when any new products or services are developed, the obligation to comply with individuals’ data protection rights, and the obligation to report personal data breaches to: (i) the data protection supervisory authority without undue delay (and no later than 72 hours) after becoming aware of the personal data breach, unless the personal data breach is unlikely to result in a risk to the data subjects’ rights and freedoms; and (ii) affected individuals where the personal data breach is likely to result in a high risk to their rights and freedoms. Failure to comply with the requirements of the EU GDPR may result in fines of up to €20,000,000 or up to 4% of the noncompliant company's total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. In addition, the GDPR confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Among other requirements, the EU GDPR prohibits the international transfers of personal data subject to the GDPR from the European Economic Area, or EEA, to third countries that the European Commission does not recognize as providing an "adequate" level of data protection to such personal data, unless a data transfer mechanism has been put in place or a derogation under the EU GDPR can be relied on. In July 2020, the Court of Justice of the EU, or the CJEU, limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU_U.S. Privacy Shield Framework for purposes of international transfers and imposing further restrictions on the use of standard contractual clauses, or EU SCCs, including a requirement for companies to carry out a transfer privacy impact assessment, or TIA. The European Commission issued the revised EU SCCs on June 4, 2021 to account for the decision of the CJEU and recommendations made by the European Data Protection Board. On July10, 2023, the European Commission adopted its Final Implementing Decision granting the United States adequacy, or the Adequacy Decision, for EU-U.S. transfers of personal data for entities self-certified to the EU-U.S. Data Privacy Framework, or DPF. Entities relying on EU SCCs for transfers to the United States are also able to rely on the analysis in the Adequacy Decision as support for their TIA regarding the equivalence of U.S. national security safeguards and redress.

The UK GDPR also imposes similar restrictions on transfers of personal data from the UK to jurisdictions that the UK Government does not consider ‘adequate’. The UK’s Information Commissioner’s Office published: (i) its own form of EU SCCs, known as the International Data Transfer Agreement for transfers to outside of the UK; (ii) a “UK addendum” to the new EU SCCs which amends the relevant provisions of such clauses to work in a UK context; and (iii) its own version of the TIA (although entities may choose to adopt either the EU or UK-style TIA). Further, on September 21, 2023, the UK Secretary of State for Science, Innovation and Technology established a UK-U.S. data bridge (i.e., a UK equivalent of the Adequacy Decision) and adopted UK regulations to implement the UK-U.S. data bridge (“UK Adequacy Regulations”). Personal data may now be transferred from the UK under the UK-U.S. data bridge through the UK extension to the DPF to organizations self-certified under the UK extension to the DPF.
The UK GDPR imposes separate but similar obligations to those under the EU GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company’s total worldwide annual turnover for the preceding financial year, whichever is higher.
On January 31, 2022, the European Union's Clinical Trials Regulation entered into application. This new regulation imposes obligations on the use of data generated from clinical trials and enables the EU patients to have the opportunity to access information about clinical trials.
As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.
Regulatory authorities in the PRC have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC’s Cyber Security Law, which became effective in June 2017, created the PRC’s first national-level data protection for “network operators,” which may include all organizations in the PRC that provide services over the internet or another information network. In addition, some industry-specific laws and regulations affect the collection and transfer of personal data in the PRC. For example, on May 28, 2019 the PRC State Council promulgated the Regulation on the Administration of Human Genetic Resources which became effective on July 1, 2019. Under the Regulation, international collaborative projects involving human genetic resources or HGR are subject to approval by the MOST, except for international collaborations on clinical trials intended to support marketing approval of drugs and devices in the PRC that do not transfer HGR Materials abroad. The PRC has established a record-filing procedure for such exceptions. This HGR regulatory regime is further confirmed by the Biosecurity Law of the PRC published by the Standing Committee of the NPC of the PRC in October 2020 and came into effect in April 2021. To comply with such record-filing procedure, the parties must submit information as to the types, quantities and purposes of the HGR used prior to the commencement of the trials. As for cross-border transfer of the HGR samples or associated data, they are subject to different forms of review and pre-approval, respectively. Any export or cross-border transfer of the HGR samples shall be subject to the approval of the MOST, and an export certificate shall be obtained. The provision of

HGR associated data to non-PRC parties or permitting uses of HGR associated data by non-PRC parties requires a record filing with MOST and submission of that corresponding information’s copy. If such provision or permitting uses could impact the public health, national security or public interest of the PRC, an additional security review will be conducted. In May 2023, the MOST published the Implementing Rules for the Regulations of the PRC on the Administration of Human Genetic Resources, which offered certain clarification on the definition of non-PRC parties, the scope of international collaboration, HGR Information and HGR Materials, as well as criteria for security review. In March 2023, the 14th National People’s Congress announced a restructuring of the State Council, under which the HGR approval authorities will likely be transferred from MOST to the National Health Commission, or the NHC. This move was in alignment with the amended Regulation on the Administration of Human Genetic Resources, which was amended in March 2024 and is set to take effect in May 2024. Under these amendments, the NHC will assume the responsibility of conducting the review and approval processes for HGR. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in disgorgement of illegal gains, confiscation of HGR samples and associated data, administrative fines, temporary (1-5 years) or permanent disbarment of companies and responsible persons from further HGR projects, or even criminal liability. Further, the parties of an international collaboration are required to jointly own patents arising from the international cooperation, which may adversely affect our ability to exclusively own patents arising from such collaborations as related to our products.
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
In the United States, the PRC, and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.
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

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, resulted in reductions to Medicare payments to providers, that started in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, through the first six months of the fiscal year ending December 31, 2032, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In August 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA imposes inflation rebates on drug and biological product manufacturers for products reimbursed under Medicare Parts B and D to if the prices of those products increase faster than inflation, which began in 2023; implements changes to the Medicare Part D benefit that, beginning in 2025, will cap benefit annual out-of-pocket spending at $2,000, with new discount obligations for pharmaceutical manufacturers; and, beginning in 2026, establishes a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with the Centers for Medicare and Medicaid Services, or CMS. CMS has also taken steps to implement the IRA, including: on June 30, 2023, issuing guidance detailing the requirements of the first round of price negotiations, to take place during 2023 and 2024, for products subject to the “maximum fair price” provision that would become effective in 2026; on August 29, 2023, releasing the initial list of ten drugs subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges; on November 17, 2023, releasing guidance outlining the methodology for identifying certain manufacturers eligible to participate in a phase-in period where discounts on applicable products will be lower than those required by the Medicare Part D Manufacturer Discount Program; and on December 14, 2023, releasing a list of 48 Medicare Part B products that had an adjusted coinsurance rate based on the inflationary rebate provisions of the IRA for the time period of January 1, 2024 to March 31, 2024, among others. The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. For that and other reasons, it is currently unclear how the IRA will be effectuated. Similar or other drug pricing proposals could appear in future legislation.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to address pharmaceutical and biological product pricing, including transparency measures that require the disclosure of prices, including price changes, marketing costs, and research costs, among others. In some cases, state laws and regulations have been designed to encourage importation from other countries and bulk purchasing. Most recently, on January 5, 2024, the FDA approved Florida’s importation plan to allow pharmacists and wholesalers in the state to import certain medications from Canada. In addition, several state laws enacted over the past few years require disclosures to state agencies and/or commercial purchasers with respect to price increases that exceed a certain level as identified in the relevant statutes. Some of these laws and regulations contain ambiguous requirements that government officials have not yet clarified. Given the lack of clarity in the laws and their implementation, our future reporting actions could be subject to the penalty provisions of the pertinent federal and state laws and regulations. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects.
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

In the EU, similar developments may affect our ability to profitably commercialize our product candidates, if approved. On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted, or HTA Regulation. While the HTA Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The HTA Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.
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
If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•decreased demand for our products;
•injury to our reputation and significant negative media attention;
•difficulty attracting or withdrawal of clinical trial participants;
•costs to defend the related litigation;
•a diversion of management’s time and our resources;
•substantial monetary awards to trial participants, patients or other claimants;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•significant negative financial impact;
•the inability to commercialize our product candidates; and
•a decline in our ADS price.
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
Our information technology systems, or those of our CROs, manufacturers, other contractors, vendors, consultants or collaborators, may fail or suffer system failures, security breaches or deficiencies in cybersecurity, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or trigger contractual and legal obligations.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on computer systems, hardware, software technology infrastructure, and online sites and networks for both internal and external operations that are critical to and help operate our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computer services. In the ordinary course of our business, we, and certain of our third-party providers, collect, maintain, store, process and transmit large amounts of information about our customers, employees business partners, and other types of information, including confidential information, intellectual property, proprietary business information, clinical trial data, protected health information, and personal information, collectively "Confidential Information". It is critical that we do so in a secure manner to maintain the confidentiality and integrity of our Confidential Information. In particular, any adverse impact to the availability, integrity, or confidentiality of our IT Systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, and negative reputational impact, any or all of which could materially adversely affect our business, operating results, and financial condition.

Despite the implementation of security measures, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. In particular, we face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information. Our IT Systems and those of our current and future CROs and other contractors, consultants, vendors and collaborators, collectively "Third Parties" may fail and are vulnerable to cybersecurity incidents, attacks, breakdowns, data breaches, interruption or damage from computer viruses, bugs, misconfigurations, or other exploited vulnerabilities in commercial software that is integrated in our IT Systems, and malware (e.g. ransomware), cybersecurity threats, computer hackers, social engineering/phishing, fraud, degradation of service attacks, malicious code, human error or malfeasance, theft or misuse, distributed denial-of-service attacks, sophisticated nation-state and nation-state-supported actors, unauthorized access, natural disasters, terrorism, war, fire and telecommunication and electrical failures. Such IT Systems, including corporate firewalls, servers and connection to the Internet, face the risk of systemic failure that could disrupt our operations.

Cybersecurity incidents, including cyberattacks, cybersecurity breaches, computer viruses, malware and other incidents could cause misappropriation, loss or other unauthorized disclosure of Confidential Information. Increasingly complex methods, including through the use of AI, have been used in cyberattacks, including ransomware, phishing, structured query language injections and distributed denial-of-service attacks. For example, in May 2021, we experienced a phishing attack through one of our employee’s email account. The threat actor successfully sent a payment request which was eventually processed. Though we recovered some of the loss from our cybersecurity insurance provider, the incident resulted in certain financial losses that we were not able to fully recover from our provider. The risk of a data security breach or disruption has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased in the recent years.

Further, as a result of continued hybrid working environment, we may also face increased cybersecurity risks due to our reliance on internet and cloud technologies. We are dependent upon our IT Systems to operate our business, given the number of our employees who are working remotely, and such dependence may create additional opportunities for cybercriminals to exploit vulnerabilities. The techniques used by cybercriminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, hacktivists, terrorist organizations or hostile foreign governments or agencies. As such, we may also experience cybersecurity breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.
We and some of our Third Parties are from time to time subject to cyberattacks and cybersecurity incidents. If such an event were to occur again and cause interruptions in our operations or result in the unauthorized use, disclosure of or access to Confidential Information, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions cause us to breach our contractual obligations, subject us to mandatory corrective action, and otherwise subject us to liability under laws, regulations and contracts that protect the privacy and security of Confidential Information, which could result in significant legal and financial exposure and reputational damages.
Despite our contractual protections with such Third Parties, notifications and follow-up actions related to a cybersecurity breach could impact our brand and reputation, cause us to incur significant costs, including legal expenses, harm customer confidence and trust, hurt our expansion into new markets, cause us to incur remediation costs, or cause us to lose existing customers. We also rely on third parties to manufacture our product candidates, and similar events relating to their IT Systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure or use of confidential or proprietary information, we could incur liability, the further development and commercialization of our product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance with privacy and security laws. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.
Further, the costs of attempting to protect our IT Systems against the foregoing risks and the costs of responding to a cyberattack are significant. In addition, data breaches of our and/or our Third Parties’ security measures and the unauthorized dissemination of Confidential Information could expose us to the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, and result in investigations, regulatory enforcement actions, material fines and penalties, loss of business, litigation or other actions which could have a material adverse effect on our business, prospects, reputation, results of operations and financial condition. In addition, if we fail to adhere to our policies and other published statements or applicable laws concerning our processing, use, transmission and disclosure of Confidential Information, or if our statements or practices are found to be deceptive or misrepresentative, we could face regulatory actions, fines, and other liability.

Our cyber insurance coverage may not be sufficient to cover all claims, liabilities, and costs arising from the cybersecurity incidents, including fines and penalties. In addition, we cannot be certain that insurance for cybersecurity incidents will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. It could be difficult to predict the ultimate resolution of any such incidents or to estimate the amounts or ranges of potential loss, if any, that could result therefrom. If we cannot successfully resolve a cybersecurity incident or contain any potential loss, it could materially impact our ability to operate our business as well as our results of operations and financial position.

For details of our cybersecurity measures, strategies and governance, see Item 16.K. "Cybersecurity - Cybersecurity Risk Management, Strategy and Governance.”
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
Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover such technology. There can be no assurance that our current or future patent applications or the patent applications of our current and future licensors will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States, the China National Intellectual Property Administration, or the CNIPA, courts in the PRC or by the patent offices and courts in other jurisdictions or will result in patents being issued. In addition, there can be no assurance that any issued patents will afford sufficient protection against competitors or other third parties with similar technology, or will not be infringed, designed around or invalidated. Even issued patents may later be found invalid or unenforceable, in whole or in part, or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, under PRC patent law, any organization or individual that applies for a patent in a foreign country for an invention or utility model accomplished in the PRC is required to report to CNIPA for confidentiality examination.

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
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our current and any future product candidates by obtaining, maintaining, defending and enforcing patents. These risks and uncertainties include the following:
•the USPTO, CNIPA and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other obligations during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;
•patent applications may not result in any patents being issued;
•patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our current and any future product candidates;
•there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and
•countries other than the United States may have patent laws less favorable to patentees than those of the United States, allowing foreign competitors a better opportunity to create, develop and market competing products.
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
We may license intellectual property rights in the future. If, for any reason, any license agreement is terminated or we otherwise lose the rights associated with such license, it could adversely affect our business. Any collaboration agreement or license agreement we have entered into, or are likely to enter into, imposes or is likely to impose, various development, commercialization, funding, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us, as well as milestone, royalty, annual maintenance and other payment obligations. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, or if, in spite of our efforts, a collaborator or licensor concludes that we have materially breached our obligations under such agreement, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, have manufactured, and commercialize products that are covered by the licensed technology or having to negotiate new or reinstated licenses on less favorable terms, or enable a competitor or other third party to gain access to the licensed technology. Additionally, if any future license agreement includes a sublicense from a third party who is not the original licensor of the intellectual property at issue, then we must rely on our direct licensor to comply with its obligations under the primary license agreements under which such licensor obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If such a licensor fails to comply with its obligations under its upstream license agreement, the original third-party licensor may have the right to terminate the original license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms or at all, or such license may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. Any such events may impact our ability to continue to develop and commercialize our current and any future product candidates incorporating the relevant intellectual property.
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
Licensing of intellectual property is of high importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•whether and the extent to which our technology and processes infringe on, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the license agreement;
•our right to sublicense patents and other intellectual or proprietary rights to third parties;
•our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current and any future product candidates, and what activities satisfy those diligence obligations;
•our right to transfer or assign the license; and
•the ownership of patents, inventions, know-how and other intellectual property and proprietary rights resulting from activities performed by our licensors, us and our partners.
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
Depending upon the timing, duration and specifics of FDA marketing approval of our current and future product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years beyond the normal expiration of the patent as compensation for patent term lost during drug development and the FDA regulatory review process, which is limited to the approved indication (or any additional indications approved during the period of extension). This extension is limited to one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in some foreign countries upon obtaining the applicable regulatory approval for our current and any future product candidates. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries or areas, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.
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
In the PRC, however, as the law or regulation providing for patent linkage or data exclusivity (referred to as regulatory data protection) is not so mature, historically a lower-cost generic drug could emerge onto the market much more quickly. PRC regulators published regulations in 2021 for a patent dispute early resolution mechanism, which may be comparable to the patent linkage system in the U.S. The amendment to the PRC Patent Law which came into effect in 2021 introduced “patent term compensation” for a maximum of 5 years, corresponding to the patent term extension under the U.S. federal law. The implementation of patent term compensation is specified in the Implementation Rules of the Patent Law of the PRC and the Patent Examination Guidelines which came into effect in January 2024. Since the regulations are relatively new, uncertainties exist with respect to the actual execution of them. In addition, the draft amendment to the Regulations for the Implementation of the Drug Administration Law in May 2022 was open for public comments through June 9, 2022, provided for 6 years data exclusivity of undisclosed trial data and other data of any drug containing a new chemical entity; no regulation has been finalized and adopted to implement data exclusivity in the PRC. These factors result in weaker protection for us against generic competition in the PRC than could be available to us in the United States. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance fees on any issued patent are due to be paid to the USPTO, CNIPA and other foreign patent agencies in several stages over the lifetime of the patent. In addition, the USPTO, CNIPA and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on an international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain patents and patent applications, whether owned or in-licensed now or in the future, covering any of our current or future product candidates and technologies, our competitors might be able to enter the market, which would have an adverse effect on our business, financial condition, results of operations and prospects.
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

One or more third parties may challenge our current or future patents, which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims, or a finding of non-infringement. For example, if a third party files an Abbreviated New Drug Application, or ANDA, for a generic copy of one of our products, and relies in whole or in part on studies conducted by or for us, the third party will be required to certify to the FDA that either: (1) there is no patent information listed in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the “Orange Book”, with respect to our NDA for the applicable approved product candidate; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third party’s generic drug. A certification that the new drug will not infringe the Orange Book-listed patents for the applicable approved product candidate, or that such patents are invalid, is called a paragraph IV certification. If the third party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to us once the third party’s ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third party’s ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If we do not file a patent infringement lawsuit within the required 45-day period, the third party’s ANDA will not be subject to the 30-month stay of FDA approval. Grounds for an unenforceability assertion includes an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Any challenge to our current or future patents could result in the invalidation of some or all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products. If a third party successfully challenges all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products, we will not be entitled to the 30-month stay of FDA approval upon the filing of an ANDA for a generic copy of our product.
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
Because our development program may require the use of intellectual property rights held by other parties, the growth of our business may depend in part on our ability to acquire, in-license or use such third-party intellectual property rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our current and any future product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the applicable program and/or develop alternative approaches that do not infringe, misappropriate or otherwise violate such intellectual property rights. This could entail additional costs and development delays, and the development of such alternatives may not be feasible. Any of the foregoing could prevent us from developing or commercializing one or more of our product candidates, force us to modify such product candidates, or cease some aspect of our business operations, and our business, financial condition, results of operations and prospects could suffer.
We may become involved in lawsuits to protect or enforce our or our licensors’ patents or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe, misappropriate or otherwise violate our or our licensors’ patents or other intellectual property rights. To counter infringement or unauthorized use, we or our licensors may be required to file legal claims, which can be expensive and time-consuming. In addition, in such a proceeding, a court may decide that an asserted patent is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the asserted patent or other intellectual property right does not cover the third-party technology in question. An adverse result in any litigation or defense proceedings could put one or more asserted patents at risk of being invalidated or interpreted narrowly and could put related patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us, such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, the PRC and elsewhere, defendant counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, CNIPA or any other applicable patent office, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte re-examinations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. For patents and patent applications that we license in the future, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.
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
In the PRC, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in the PRC. For example, PRC Patent Law was amended on October 17, 2020, and became effective on June 1, 2021. It provides that in order to compensate for the time taken up by the review and approval of new drugs for marketing, the patent administrative department shall grant compensation for the duration of patent rights for invention patents related to new drugs that have been granted a marketing license in the PRC. The compensation period shall not exceed five years, and the total valid patent right period shall not exceed fourteen years after the new drug is approved for marketing. Therefore, the terms of our PRC patents will be eligible for extension and allow us to extend patent protection of our products, and the terms of the patents owned by third parties may also be extended, which may in turn affect our ability to commercialize our products candidates without facing infringement risks. If we are required to delay commercialization for an extended period of time, technological advances may develop and new competitor products may be launched, which may render our product non-competitive. We also cannot guarantee that other changes to PRC intellectual property laws would not have a negative impact on our intellectual property protection.
Evolving judicial interpretation of patent law could also adversely affect our business. The U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have issued numerous precedential opinions in recent years narrowing the scope of patent protection available in some circumstances or weakening the rights of patent owners in some situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the U.S. federal courts, the USPTO or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce or defend patents that we have licensed or that we might own or license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce our current and future patents.

Europe’s Unified Patent Court may in particular present uncertainties for our ability to protect and enforce our patent rights against competitors in Europe. In 2012, the European Patent Package, or EU Patent Package, regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court, or UPC, for litigation involving European patents. Implementation of the EU Patent Package occurred in 2023. Under the UPC, all European patents, including those issued prior to ratification of the European Patent Package, will by default automatically fall under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents, and allow for the possibility of a competitor to obtain pan-European injunctions. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. Under the EU Patent Package, we will have the right to opt our patents out of the UPC over the first seven years of the court’s existence, but doing so may preclude us from realizing the benefits of the new unified court.
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
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights or the marketing of competing products in violation of our intellectual property or proprietary rights. As the validity, enforceability and scope of protection available under the relevant laws in the PRC are evolving, the historical implementation and enforcement of PRC intellectual property-related laws do not have strong precedential value. Accordingly, intellectual property and confidentiality legal regimes in the PRC may not afford protection the same way as in the United States or other countries. Policing unauthorized use of intellectual property or proprietary technology in foreign jurisdictions is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our current or future licensors or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our current and future licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our current and future licensors at risk of not issuing and could provoke third parties to assert claims against us. Moreover, the experience and capabilities of courts in foreign jurisdictions, including PRC courts, in handling intellectual property litigation varies, and outcomes are unpredictable. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. An adverse determination in any such proceeding or litigation could materially impair our intellectual property rights and may harm our business, prospects and reputation.
In addition, as permitted by laws of some countries, other parties may register trademarks which may look similar to our registered trademarks under some circumstances, which may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours and our consumers may confuse our treatment centers with others using similar trademarks. In such case, the goodwill and value of our trademarks and the public perception of our brand and our image may be adversely affected. A negative perception of our brand and image could have a material and adverse effect on our sales, and therefore on our business, financial condition, results of operations and prospects. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, and any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.
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
Collaborations and partnerships are subject to numerous risks, which may include that:
•collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;
•collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
•we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;
•collaborators may not properly maintain, protect, enforce and defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability;
•disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future product candidates or that result in costly litigation or arbitration that diverts management attention and resources;
•collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;
•collaborators may own or co-own intellectual property covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and
•a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws which may result in civil or criminal proceedings involving us.
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make products that are similar to our product candidates or utilize similar technologies that are not covered by the claims of the patents that we own or license now or in the future;
•we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license now or in the future;
•we or our licensors or collaborators might not have been the first to file patent applications covering some of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•it is possible that there are prior public disclosures that could invalidate our or our licensors’ or collaboration partners’ patents;
•issued patents that we hold rights to may fail to provide us with any competitive advantage, or may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;
•our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the ownership, validity or enforceability of our or our licensors’ or collaboration partners’ patents or patent applications may be challenged by third parties;
•the patents or pending or future applications of others, if issued, may harm our business; and
•we may choose not to file a patent in order to maintain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
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
The trading price of our ADSs has been and may continue to be volatile. The stock market in general and the market for shares of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, some or all of the value of our ADSs may be lost. The market price for our ADSs may be influenced by those factors discussed in this “Risk Factors” section and many others, including:
•political tensions between the United States and the PRC;
•our ability to enroll subjects in our ongoing and planned clinical trials;
•results (and interpretations of results) of our clinical trials and preclinical studies, and the results (and interpretations of results) of trials of our competitors or those of other companies in our market sector;
•regulatory approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;
•regulatory developments in the United States, the PRC and foreign countries;
•changes in the structure of healthcare payment systems, especially in light of current reforms to the U.S. healthcare system;
•the success or failure of our efforts to acquire, license or develop additional product candidates;
•innovations or new products developed by us or our competitors;
•announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
•manufacturing, supply or distribution delays or shortages;
•any changes to our relationship with any manufacturers, suppliers, licensors, future collaborators or other strategic partners;
•achievement of expected product sales and profitability;
•variations in our financial results or those of companies that are perceived to be similar to us;
•market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;
•trading volume of our ADSs;
•an inability to obtain additional funding;
•sales of our securities by insiders and shareholders;
•general economic, industry and market conditions other events or factors, many of which are beyond our control;
•additions or departures of key personnel;
•the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread;
•the changing global political environment and military actions and their effect on the economy and financial market; and
•intellectual property, product liability or other litigation against us.
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
From time to time, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that future deterioration in credit and financial markets and confidence in economic conditions will not occur. Our business strategy and performance may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the Russia-Ukraine war and terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the conflict in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our business, financial condition and results of operations and the price of our ADSs.
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
Further, being deemed an investment company under the Investment Company Act of 1940, or the Investment Company Act, could lead to our being delisted. We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act. Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we have historically been and are currently primarily engaged in the business of development of therapies for inflammatory diseases. We intend to continue to conduct our operations so that we will not be deemed an investment company. However, our status under the Investment Company Act may depend on several factors. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties. Additionally, as a foreign private issuer, we would not be eligible to register under the Investment Company Act. Accordingly, we would either have to obtain exemptive relief from the SEC or dispose of investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on the Company. Finally, being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares, and may affect our ability to offer securities to investors in the United States market and our ability to continue to be listed on the Nasdaq Global Market.
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
Our executive officers, directors and principal shareholders, if they choose to act together, will have the ability to control or significantly influence all matters submitted to shareholders for approval. Furthermore, some of our current directors were appointed by our principal shareholders.
Our executive officers, directors and greater than 5% shareholders, in the aggregate, own approximately 76.9% of our outstanding ordinary shares (including 36,530,101 ordinary shares represented by ADSs and assuming no exercise of outstanding options). Furthermore, some of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, if they act together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.
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
We have a total of 36,530,101 ordinary shares represented by ADSs outstanding, assuming no exercise of outstanding options, which are freely tradable, without restriction, in the public market, unless they are held or purchased by one of our affiliates. ADSs held by our affiliates are eligible for sale in the public market and will be subject to volume limitations under Rule 144 under the Securities Act.
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
We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. However, if specific events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from some disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and
•reduced disclosure and other obligations regarding executive compensation.
We have taken advantage of reduced reporting burdens in this annual report. Our ADSs may be less attractive by relying on these exemptions, and as a result, there may be a less active trading market for our ADSs and the trading price of our ADSs may be reduced or more volatile.
As a foreign private issuer, we are not subject to some U.S. securities law disclosure requirements that apply to a U.S. domestic issuer, which may limit the information publicly available to our shareholders.
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
Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange regulations that restrict our ability to convert renminbi into non-PRC currency.
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
Under the deposit agreement for our ADSs, if investors do not vote, the depositary will deem that investors have instructed the depositary to give us a discretionary proxy to vote the ordinary shares underlying our ADSs at shareholders’ meetings unless:
•we have instructed the depositary that we do not wish a discretionary proxy to be given;
•we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
•the voting at the meeting is to be conducted via a show of hands unless voting by poll is required by the applicable listing rules or our articles of association.
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
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of specific look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended) (the income test), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the asset test). Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that we will not be a PFIC for any taxable year. Adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs or ordinary shares.
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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for investors to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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
Pursuant to Section 404 of Sarbanes-Oxley, our management has been required to report upon the effectiveness of our internal control over financial reporting beginning annually with the fiscal year ended December 31, 2022. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we have and will need to continuously upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our ADSs may decline.
In connection with the audit of our consolidated financial statements, as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified two material weakness in our internal control over the financial statement closing process. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of IFRS and reporting requirements set forth by the SEC to address complex IFRS technical accounting issues, and to prepare and review consolidated financial statements and related disclosures in accordance with IFRS and SEC reporting requirements; and (ii) our lack of formal and effective financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.
During the year ended December 31, 2022, we remediated these material weaknesses and took steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. Specifically, we implemented period-end financial closing policies and procedures, including expense reconciliation between finance and operation departments, executed the developed staffing plan for hiring additional accounting and finance personnel, hired additional qualified resources with appropriate knowledge and expertise to handle complex accounting issues and effectively prepare financial statements and conducted regular and continuous IFRS accounting and financial reporting training programs for our financial reporting and accounting personnel. No additional actions were taken during the year ended December 31, 2023.
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
Our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC, where we have significant operations. The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, regulation of foreign exchange and allocation of resources. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects.
While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government regulation of capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented some measures, including interest rate increases, to manage the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and results of operations. In July 2021, the PRC government provided new guidance on PRC-based companies raising capital outside of the PRC, including through arrangements called variable interest entities, or VIEs. In December 2021, China Securities Regulatory Commission, or CSRC, published for public comment the draft rules that require Chinese companies including VIEs to file with the CSRC within three business days after applying for listing on a foreign exchange. On February 17, 2023, the CSRC enacted the Trial Measures for Administration of the Overseas Securities Offerings and Listings by Domestic Enterprises, and several supporting rules, or, collectively the New Filing Rules. According to the New Filing Rules and combined with the clarification in the CSRC Answers to Reporters’ Questions, PRC-based companies adopting VIE structure are allowed to carry out offerings and listings outside the PRC, but at the same time, the New Filing Rules emphasize the examination and verification requirements for the listing of the PRC-based companies with VIE structure. In light of such developments, the SEC has imposed enhanced disclosure requirements on PRC-based companies seeking to register securities with the SEC. Although we do not have a VIE structure, due to our operations in the PRC, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities or require enhanced disclosure by PRC-based companies could adversely affect our business and results of operations. If the business environment in the PRC deteriorates from the perspective of PRC or international investment, the PRC government may intervene with our operations and our business in the PRC and the United States, and the market price of our ADSs could be adversely affected.
The PRC government may intervene in or influence our operations in accordance with laws and regulations, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.
The PRC government has significant oversight over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals in accordance with laws and regulations. In recent years, the PRC government published new policies that significantly affected some industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry or us that could require us to seek permission from PRC governmental authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations.
Until December 2022, PCAOB had historically been unable to inspect our independent registered public accounting firm’s audit work performed for our financial statements, and this inability of PCAOB to inspect our auditors in the past had deprived our investors of the benefits of such inspections. If, in the future, the PCAOB is once again unable to inspect or investigate completely the work of our independent registered public accounting firm, investors will be deprived of the benefits of PCAOB inspections

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in the PRC, a jurisdiction where the PCAOB was historically unable to conduct inspections without the approval of the PRC authorities, there is a risk that the PCAOB will not be able to fully inspect or investigate our auditor in the future.

The inability to conduct PCAOB inspections in the PRC in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. If, in the future, the

PCAOB no longer has full access to inspect or investigate completely accounting firms in the PRC and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors in our ADSs and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs and shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is once again unable to inspect or investigate completely auditors located in the PRC, and as a result the Nasdaq Global Market may make a determination to delist our securities. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs or prohibition from trading, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of our ADSs.
Our independent registered public accounting firm that issued the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Pursuant to the HFCAA if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. As a result of such trading prohibition, the Nasdaq Global Market may make a determination to delist our securities.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the PRC and Hong Kong, including our auditor. In May 2022, the SEC listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the PRC and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, until such time as the PCAOB issues any new determination, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA.
If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the PRC and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would again be identified as a Commission-Identified Issuer. There can be no assurance that we would not be identified as a Commission-Identified Issuer in the future, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result the Nasdaq Global Market may make a determination to delist our securities.
If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S.
A prohibition on being able to trade in the United States would substantially impair investors ability to sell or purchase our ADSs when they wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
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
According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators, or CIIOs that purchase network products and services and internet platform operators that conduct data processing activities are subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. The 2022 Cybersecurity Review Measures remain unclear on whether the relevant requirements will be applicable to the follow-on offerings of companies that have completed initial public offerings on stock exchanges outside the PRC. As of the date of this annual report, we have not been informed by any PRC government agency that we qualify as a CIIO or internet platform operator, and we are not a data processor in possession of more than one million users’ personal information. Further, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority, and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review. Therefore, based on our understanding of the current PRC laws and regulations, we are of the view that we are unlikely to be subject to such cybersecurity review arising from our continued listing on a U.S. stock exchange or offerings of our securities thereon. The CAC, however, has the discretion to initiate cybersecurity review on data processing activities which are deemed to affect or may affect national security. Thus, we cannot preclude the possibility that we would be subject to ex officio cybersecurity reviews by the CAC, and it is uncertain whether being listed in the United States would increase such possibility. If we are subject to such cybersecurity review, we may be ordered to suspend business or discontinue the development of new product candidates or business partnerships, among other things, pending completion of the review. If we fail to pass the cybersecurity review, we may face penalties such as fines, suspension of business, closure of websites, or revocation of relevant business licenses and permits, any of which could have a material adverse effect on our business and results of operations.
On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security, or the Draft Administrative Regulation, for public comments through December 13, 2021. Under the Draft Administrative Regulation, foreign listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority.
On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data outside of the PRC if the transfer involves (i) important data; (ii) personal information transferred outside the PRC by a CIIO and a data processor that processes personal information of more than one million individuals; (iii) personal information transferred by a data processor outside the PRC who has already provided personal information of 100,000 persons or sensitive personal information of 10,000 persons outside the PRC since January 1 of the previous year; or (iv) other circumstances as requested by the CAC.
On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Transfer, which narrow the scope of conditions that shall apply for a security assessment. Pursuant to the Provisions on Promoting and Regulating Cross-border Data Transfer, any data processor which exports personal information shall apply for a security assessment before transferring any personal information abroad if it satisfies any of the following conditions: (1) personal information and important data will be provided overseas by any operator of critical information infrastructure; (2) important data will be provided overseas by any data processor other than an operator of critical information infrastructure, or personal information of more than 1,000,000 individuals in aggregate (excluding sensitive personal information) or sensitive personal information of more than 10,000 individuals in aggregate has been provided overseas since January 1 of the current year. If personal information of more than 100,000 individuals but less than 1,000,000 individuals in aggregate

(excluding sensitive personal information) or sensitive personal information of less than 10,000 individuals in aggregate has been provided overseas by any data processor other than an operator of critical information infrastructure since January 1 of the current year, standard contracts for personal information transfer shall be entered into with the overseas receivers or the certification of personal information protection shall be passed in accordance with the law. Despite the above, where a data processor transfers data abroad, it may be exempted from applying for a cross-border transfer security assessment, concluding a standard contract for personal information to be provided abroad or passing a security certificate for personal information protection if it satisfies any of the following conditions: (1) where it is really necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (2) where it is really necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations and collective contracts formulated in accordance with the law; (3) where it is really necessary to provide personal information abroad in an emergency to protect the life, health and property safety of a natural person; or (4) where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons accumulatively as of January 1 of the current year. As of the date of this annual report, we have not processed more than 1,000,000 persons’ personal information or 10,000 persons’ sensitive personal information outside the PRC since January 1, 2024. In addition, as of the date of this annual report, we have not been informed by any PRC government agency that we qualify as a CIIO, and the Information Security Technology-Guidance for Identifying Important Data are only drafts for comments and have not been officially adopted.
Also, the National People’s Congress released the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in the PRC, and the processing of personal information of persons in the PRC outside of the PRC if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in the PRC. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by PRC cyberspace regulators are also required to store in the PRC personal information generated or collected in the PRC, and to pass a security assessment administered by PRC cyberspace regulators for any export of such personal information. Lastly, the Personal Information Protection Law provides for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and may also be ordered to suspend any related activity or be revoked the relevant business permits or business license by competent authorities. We do not maintain, nor do we intend to maintain, personally identifiable health information of patients in the PRC. We do, however, collect and maintain de-identified health data for clinical trials in compliance with local regulations.
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

On February 22, 2023, the CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information, or the Standard Contract Measures, along with the formal version of the standard contractual clauses for cross-border transfer of personal information stipulated under the Personal Information Protection Law. The Standard Contract Measures came into effect on June 1, 2023, and provide a six-month grace period. It specifies the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information, which become a part of the compliance mechanism for personal information protection. Any violation of the Standard Contract Measures shall be punished in accordance with the Personal Information Protection Law and other laws and regulations. The Personal Information Protection Law provides punishment measures such as ordering corrections, warnings, etc. which would be applied based on the severity of the violation. On March 22, 2024, the CAC promulgated Personal Information Export Standard Contract Filing Guidelines (Second Edition), which is to match the Provisions on Promoting and Regulating Cross-border Data Transfer promulgated on the same day. Personal Information Export Standard Contract Filing Guidelines (Second Edition) further clarify the applicable scope of, conditions to enter into and detailed filing requirements for standard contracts on cross-border transfer of personal information. In December 2023, the Implementing Guidelines for Contracts on Cross-border Flow of Personal Information in the Guangdong-Hong Kong-Macau Greater Bay Area (Mainland, Hong Kong) jointly formulated by the CAC and the Innovation, Technology and

Industry Bureau of Hong Kong, provides that the personal information processors and recipients of the Guangdong-Hong Kong-Macau Greater Bay Area (“GBA”) may, in accordance with the requirements of the Implementing Guidelines, carry out the cross-border flow of personal information between the Mainland and Hong Kong within the GBA by entering into a standard contract, except for personal information notified by the relevant authorities or regions or publicly announced as important data.

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
The PRC government has initiated a series of regulatory actions and statements to regulate business operations in the PRC, including cracking down on illegal activities in the securities market, enhancing supervision over PRC-based companies listed outside the PRC using variable interest entity structure, or VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are relatively new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact of such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange. Although we do not have a VIE structure, due to our operations in the PRC, any future PRC, U.S. or other rules and regulations that place restrictions on capital raising or other activities or require enhanced disclosure by PRC-based companies could adversely affect our business and results of operations and the market price of our ADSs.
Recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in the PRC or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator a certain degree of discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.
Any administrative and court proceedings in the PRC or any jurisdiction where we operate our business may be protracted, resulting in additional substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have the right to exercise conclusive discretion in interpreting and implementing statutory and contractual terms, depending on the facts and circumstances, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These factors may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.
In the past few years, PRC regulators have announced regulatory actions aimed at providing the PRC government with greater oversight over sectors of the economy in the PRC, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in the PRC. Although the biotechnology industry is already highly regulated in the PRC and while there has been no indication to date that such actions or oversight would apply to companies like us, the PRC government may in the future take regulatory actions that materially affect the business environment and financial markets in the PRC as they relate to us, our ability to operate our business, our liquidity and our access to capital.
The approval of and the filing with the CSRC may be required under a PRC regulation in connection with any future offerings of our securities in the U.S. market.
The PRC government has indicated an intent to take actions to exert more oversight and control over offerings that are conducted outside the PRC and/or foreign investment in China-based issuers. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen administration over illegal securities activities, and the need to strengthen supervision over listings outside the PRC by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of PRC-based companies listed outside the PRC, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.
On February 17, 2023, the CSRC enacted the Trial Measures for Administration of the Overseas Securities Offerings and Listings by Domestic Enterprises, and several supporting rules, collectively the New Filing Rules. Under the New Filing Rules, PRC-based companies involved in any of the following circumstances shall not list or offer securities on foreign exchanges where: (i) the listing for financing is expressly prohibited by the laws, regulations and relevant provisions; (ii) the offering outside of the PRC and listing threatens or endangers the national security upon examination and verification by the relevant competent department of the PRC State Council; (iii) such PRC-based company or its controlling shareholder or actual controller has, in the past three years, committed a criminal offence such as corruption, bribery, encroachment or misappropriation of property or undermined the order of socialist market economy; (iv) such PRC-based company is under investigation by the judicial authority for being suspected of committing a crime or being involved in a major violation of laws or regulations, which has not yet reached a clear conclusion; or (v) there are major ownership disputes over the equity interests held by such PRC-based company’s controlling shareholder or the shareholder controlled by the controlling shareholder or actual controller. Where a PRC-based company falls under any of the aforesaid circumstances prior to its listing and offering outside the PRC, such PRC-based company shall suspend or terminate its listing and offering outside the PRC, and report to the CSRC and the relevant competent department of the PRC State Council in a timely manner.
In addition, under the New Filing Rules, an issuer listed outside the PRC will be subject to the following obligations of filing or report: (i) if the issuer issues securities (excluding the securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc.) in the same stock exchange outside the PRC, or such issuer issues convertible bonds, exchangeable bonds or preferred shares after its issuance and listing outside the PRC, it shall make a filing with the CSRC within three (3) business days upon the completion of such issuance; (ii) if the issuer seeks for the secondary listing or primary listing in any other stock exchange outside the PRC after its issuance and listing outside the PRC, it shall make a filing with the CSRC within three (3) business days after submitting the application documents for issuance and listing outside the PRC; (iii) if the issuer issues the securities in installments within the scope of authorization after its issuance and listing outside the PRC, it shall make a filing with the CSRC within three (3) business days after the completion of its first issuance and state the total amount of the securities to be issued. After the completion of each remaining issuance, it shall submit a consolidated report on the issuance to CSRC; (iv) an issuer listed outside of the PRC shall report detailed information to the CSRC within three (3) business days from the occurrence and announcement of the following major events, including the change of such issuer’s control right, investigation and punishment imposed by the regulatory security authority outside of the PRC or the relevant competent authority, change of its listing status or listed sector, and the termination of listing voluntarily or compulsorily; and (v) where there is any material change in the major business and operation activities of an issuer listed outside the PRC and such change does not fall within the scope of filing requirement, such issuer shall, within three (3) business days from the occurrence of such change, submit a special report and a legal opinion issued by a PRC law firm to the CSRC to explain the relevant information.
Since the New Filing Rules are relatively new, as of the date of this annual report, substantial uncertainties exist with respect to the interpretations and implementations of the New Filing Rules. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the New Filing Rules, a CSRC official indicated that the PRC domestic companies that have completed a public offering and listing outside the PRC prior to the enactment of the New Filing Rules shall be regarded as existing issuers, or Existing Issuers. Existing Issuers are not required to file with CSRC immediately, but will be required to file with CSRC as required in the future for any future offering or listing of securities (which, for the purposes of the New Filing Rules, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed outside the PRC, either directly or indirectly, by PRC domestic companies) in markets outside the PRC, either via direct or indirect means, within three working days upon completion of issuance of such securities.
As an Existing Issuer, we will be subject to the requirements imposed by the New Filing Rules in connection with future securities offerings, including future sales of our ADSs under our “at the market” offering program. We cannot assure investors that we will be able to complete such filing or comply with any other requirements that will be imposed on us under the New Filing Rules, on a timely basis or at all. Failure to comply with the filing requirements or any other requirements under the New Filing Rules could result in orders of rectification, warnings, fines to the relevant PRC domestic companies ranging from RMB 1 million to RMB 10 million and fines on the controlling shareholder and other responsible persons, restrictions on our operations, having to delist from a stock exchange, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interests of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.
Additionally, the requirements imposed by the New Filing Rules may delay or deter future offerings of our securities and impair our ability to obtain financing on acceptable terms or at all.
Further, on February 24, 2023, the CSRC, the Ministry of Finance and other competent authorities issued the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Provisions, which took effect on March 31, 2023, replaced the Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Offering and Listing issued on October 20, 2009. Under the Confidentiality and Archives Provisions, for securities offerings and listings outside the PRC (either directly or indirectly), the PRC-based companies shall strictly abide by relevant PRC laws and regulations to strengthen the legal consciousness for the confidentiality of state secrets and archives administration, and establish and improve the confidentiality and archives administration system, including without limitation (i) if a PRC-based company or its listed entity outside of the PRC intends to provides or publicly disclose certain documents and materials involving state secrets or governmental work secrets to other parties, including securities companies, security service agencies, regulatory authorities outside the PRC, and other entities and individuals, it must first report to and obtain the approval from competent governmental authority and make a filing with the competent secrecy administrative department; and (ii) the PRC-based company and securities companies or securities service providers with which it shares regulated information must first obtain the approval of CSRC or competent governmental authorities before cooperating with or providing any documents and materials for inspection and investigation by securities regulatory authorities or relevant competent authorities outside the PRC. As the Confidentiality and Archives Provisions were recently promulgated, their interpretation and implementation remain substantially uncertain. It is possible that the implementation of this regulation could hinder our ability to comply with U.S. securities laws and continued listing requirements or impede routine due diligence by securities counsel, potential underwriters or other investors, for instance by preventing or delaying the provision of requested information or the filing of material agreements or disclosures. The fruition of such risks could significantly limit or completely hinder our access to the U.S. capital markets and could cause the value of our securities, particularly our ADSs, to significantly decline or become worthless.
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
Additionally, given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities. It is uncertain whether we will be required to obtain permission from the PRC government to maintain our listing on any U.S. exchange (including retroactively), and even if such permission is sought, whether it will be denied or rescinded. Any future actions by the CSRC or other PRC regulatory authorities to exert more oversight and control over offerings conducted outside the PRC and foreign investment in PRC-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our securities to significantly decline or become worthless.
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions. Any failure by us to comply with PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of a listing of securities outside the PRC through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on a stock exchange outside the PRC. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of listings outside the PRC by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in the PRC by non-PRC investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise if (i) any important industry is concerned,(ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a PRC domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where companies outside of PRC established or controlled by PRC enterprises or residents acquire affiliated PRC domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 and last amended in January 2024, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by non-PRC investors that raise “national defense and security” concerns and mergers and acquisitions through which non-PRC investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, as PRC governmental authorities have a certain degree of discretion in interpreting and implementing statutory provisions, we cannot assure the investors that we are not required to obtain such approval or pass such review under PRC laws, regulations or policies if the relevant PRC governmental authorities take a contrary position, nor can we predict whether or how long it will take to obtain such approval or pass such review. Any failure to obtain or delay in obtaining the requisite governmental approval or review would subject us to sanctions imposed by the relevant PRC regulatory authority, including orders to stop the illegal act, confiscation of illegal income and a fine ranging from 1% to 10% of the sale amount of the preceding year or not more than 500,000 RMB (the specific amount of fines shall be determined in consideration of the nature of the illegal act, the extent and the period of time during which the act was continuing etc.).
While the application of the M&A Rules remains unclear, we believe, based on our understanding of the current PRC laws and regulations, that the CSRC approval under the M&A Rules would not be required in the context of future offerings of our securities in the U.S. market because Connect SZ, was incorporated as a PRC domestic company in May 2012 and became a sino-foreign equity venture on August 23, 2012 in compliance with the M&A Rules, such that the M&A Rules are not applicable to us. However, the CSRC has not issued any definitive rule or interpretation concerning whether follow-on offerings of securities in the U.S. market are subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as us. If the CSRC or any other PRC regulatory body determines that we need to obtain the CSRC’s approval for follow-on offerings or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for follow-on offerings, we may be unable to obtain such approvals on a timely basis or at all and we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we proceed with an offering of our securities without first receiving any required approvals. In any such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.
Governmental control of currency conversion may limit our ability to remit funds out of the PRC and utilize our capital or future revenues effectively and could affect the value of any investment in our ADSs.
As a holding company, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments. As of December 31, 2023, there have not been any such dividends or other distributions from our subsidiaries. In addition, none of our subsidiaries have ever issued any dividends or distributions to us or to U.S. investors.
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
The PRC government imposes regulation on the convertibility of the renminbi into non-PRC currencies and, in some cases, the remittance of currency out of the PRC. We fund our PRC operations and expect to receive some of our future revenues in renminbi. Approval from or registration with appropriate PRC governmental authorities is required where renminbi is to be converted into non-PRC currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in non-PRC currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than renminbi owed to entities outside the PRC, or to make other capital expenditure payments outside the PRC in a currency other than renminbi.
In light of the flood of capital outflows of the PRC in 2016 due to the weakening renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including direct investment outside the PRC. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable direct investment outside the PRC filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to non-PRC currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient non-PRC currencies to satisfy our non-PRC currency demands, we may not be able to pay dividends in non-PRC currencies to our shareholders, including holders of our ADSs.
PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may restrict or prevent us from making loans or additional capital contributions to our PRC subsidiaries.
We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC
SAFE promulgated the Notice by the SAFE of Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation, or Circular 28 in 2023, effective on December 4, 2023. According to Circular 28 in 2023, the capital funds and foreign exchange receipts under the account of foreign debts of a non-financial enterprise and RMB funds obtained from foreign exchange settlement thereof shall be used under the principles of veracity and self-use, and shall not be used for expenditures prohibited by laws. Unless otherwise prescribed, they shall not be used for investment in securities or other wealth management investment, except for wealth management products with risk ratings of not higher than Grade II and structured deposits, and for granting loans to non-affiliated enterprises, except explicitly permitted in the business scope or in special regions. Circular 28 in 2023 may significantly limit our ability to transfer any non-PRC currency we hold, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, SAFE promulgated the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28 in 2019, which permits non-investment non-PRC-invested enterprises to use their capital funds obtained from exchange settlement outside the PRC to make equity investments in the PRC, with genuine investment projects and in compliance with effective non-PRC investment restrictions and other applicable laws. On April 10, 2020, SAFE issued a Notice of Optimizing Foreign Exchange Administration to Support Foreign Business Development, which allows foreign enterprises to use receipts of capital funds from outside the PRC without providing banks with authenticity certification materials on a transaction-by-transaction basis in advance, provided that the use of such receipts of capital funds from outside the PRC is genuine and in compliance with certain applicable administrative regulations. However, since the promulgation of Circular 28 in 2019, substantial uncertainties remain as to its interpretation and implementation in practice.
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
In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year and participate in any share incentive plan of a public company listed outside the PRC are required to register with the SAFE through a PRC qualified agent, which could be the PRC subsidiaries of such company listed outside the PRC, and complete other procedures, unless some exceptions are available. In addition, a non-PRC-entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See Item 6. “Directors, Senior Management and Employees – Compensation.”

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
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or Circular 37. Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as non-PRC individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, which was amended on December 30, 2019, local banks will examine and handle foreign exchange registration for direct investment outside the PRC, including the initial foreign exchange registration and amendment registration, under Circular 37 from June 1, 2015.
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
The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us or the non-compliant shareholders or beneficial owners to fines or legal sanctions, restrict our non-PRC or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute any future profits to investors could be materially and adversely affected.
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
On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which was amended on December 29, 2017. Pursuant to this Bulletin 7, an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immovable properties located in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in the PRC or if its income mainly derives from the PRC; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in the PRC or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Circular 37, which became effective on

December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.
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
We have not registered one of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.
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

In April 2023, the Jiangsu Taicang High-tech Industrial Development Zone Administrative Commission, or Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The cancellation registration of the land use rights was completed in April 2023 and the Company received the purchase price in September 2023.

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

The timing, amount and criteria of tax benefits or governmental financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We do not have the ability to influence government authorities in making these decisions. Governmental authorities may decide to reduce or eliminate tax benefits or incentives in accordance with laws and regulations. In addition, some of the governmental tax benefits or financial incentives are granted on a project or milestone basis and subject to the satisfaction of some conditions, including compliance with the applicable investment or financial incentive agreements and completion of the specific project or milestone therein. We cannot guarantee that we will satisfy all relevant conditions, and if we fail, we may be deprived of the relevant tax benefits or incentives. We cannot assure investors of the continued or future availability of governmental tax benefits or incentives currently enjoyed by us. Any elimination or reduction of tax benefits or financial or other incentives granted to us would have an adverse effect on our results of operations.
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
On May 28, 2019, the State Council promulgated the Regulation on the Administration of Human Genetic Resources, or the Regulation, which became effective on July 1, 2019. Under this Regulation, provision of human genetic resources materials or HGR Materials and human genetic resources information, or HGR Information, to non-PRC parties is subject to different forms of review and pre-approval. HGR Materials refers to genetic materials, such as organs, tissues or cells, which contain the human genome, genes and their products, and HGR Information refers to genetic information or data generated by using the HGR Materials. Only in order to obtain marketing authorization for relevant drugs and medical devices in the PRC and in the event without export, no approval is required in international clinical trial cooperation using the PRC’s HGR Materials and HGR Information at clinical institutions. However, the type, quantity and usage of the HGR Materials and HGR Information to be used shall be filed with the Ministry of Science and Technology, or MOST, before clinical trials. Otherwise, international cooperation in scientific research carried out by utilization of the PRC’s HGR Materials and HGR Information shall meet specified conditions, and the two cooperative parties shall jointly submit an application, which shall be approved by the MOST. In addition, delivery, mailing or carrying out of HGR Materials outside of the PRC shall be subject to the approval of the MOST, and an export certificate shall be obtained. The provision of HGR

Information to non-PRC parties or permitting uses of HGR Information by non-PRC parties requires a record filing with MOST and submission of that corresponding information’s copy. If such provision or permitting uses could impact the public health, national security or public interest of the PRC, an additional security review will be conducted. In March 2024, the Regulation on the Administration of Human Genetic Resources was amended, effective from May 2024, under which the HGR approval authorities will be transferred from MOST to the NHC. Following this, the NHC will undertake review and approval processes for HGR.
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
The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and officers in the PRC. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. With respect to our operations and assets in the PRC, there are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and non-PRC investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, investors may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.
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
For example, in the PRC, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to non-PRC entities. Although the local authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no securities regulator outside the PRC is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to parties outside the PRC. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for a securities regulator outside the PRC to directly conduct investigation or evidence collection activities within the PRC may further increase difficulties faced by investors in protecting the interests of investors. Therefore, investors may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors in the U.S.
Additional remedial measures could be imposed on PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our consolidated financial statements may be determined to not be in compliance with SEC requirements.
In December 2012, the SEC brought administrative proceedings against the PRC-based accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to some other PRC-based companies under investigation by the SEC. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit U.S.-listed companies. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. If our independent registered public accounting firm is subject to additional legal challenges or penalties such as suspensions, our ability to file our consolidated financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed consolidated financial statements in compliance with SEC requirements could ultimately lead to our de-listing from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
In the event that the PRC-based accounting firms become subject to additional legal challenges by the SEC or the PCAOB depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible de-listing. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies such as us and the market price of our ADSs may be adversely affected.
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
General Risks
We are subject to risks arising from potential health epidemics.
The effects of the COVID-19 pandemic or other epidemic diseases, as well as government actions and our own policies and those of third parties to reduce the spread of COVID-19 or other epidemic diseases has negatively impacted and in the future may continue to negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, and have caused, and may further cause, disruptions to our supply chain and may impair our ability to execute our business development strategy. For example, enrollment of our Phase 2 clinical trial of icanbelimod in patients with CD in the PRC was prematurely terminated due to challenges in recruitment caused by the COVID-19 pandemic. In the event that government authorities were to reinstate or impose new restrictions in response to spread of the virus or variants of the virus or other epidemic diseases, our employees who currently are working onsite may no longer be able to access our facilities, and our operations may be limited or curtailed.
Any future epidemic diseases may cause disruptions that could severely impact our business, preclinical studies and clinical trials, including:
•delays in receiving authorizations from local regulatory authorities to initiate our planned clinical trials;

•delays or additional difficulties in enrolling and retaining patients in our clinical trials;
•risk that patients may withdraw from our clinical trials following enrollment as a result of contracting any health conditions or being forced to quarantine, which could adversely influence the results of a clinical trial by increasing the number of adverse events or patients lost to follow-up;
•delays or difficulties in clinical site initiation or expansion, including difficulties in recruiting clinical site investigators and clinical site staff;
•delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruptions in global shipping that may affect the transport of clinical trial materials;
•changes in regulations as part of a response to epidemic diseases which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;
•delays in necessary interactions with regulators, ethics committees and other agencies and contractors due to limitations in employee resources or forced furloughs of government or contractor personnel;
•interruption or delays in the operations of the FDA, the NMPA or other regulatory authorities, which may adversely affect review and approval timelines; and
•refusal of a regulatory authority to accept data from clinical trials in affected geographies outside its jurisdiction.
These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.
Our clinical trials have been, and may in the future be, affected by epidemic diseases. For example, some of our clinical trial sites experienced slow-down of enrollment of new patients in clinical trials, denied access to site monitors and were otherwise impacted in some of their operations. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to epidemic diseases, may be adversely impacted. We and our CROs have made and may, in the future, make adjustments to the operation of our trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic, which could delay our clinical trials, increase the cost of completing our clinical trials and may negatively impact the integrity, reliability or robustness of the data from our clinical trials.
In addition, quarantines, shelter-in-place and similar government orders related to epidemic or infectious diseases, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could adversely affect personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to epidemic diseases, our ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.
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
ITEM 4. INFORMATION ON THE COMPANY.
A.History and Development of the Company
General Information
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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or holders of our ADSs or to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us. To date, there have not been any such dividends or other distributions from our subsidiaries. In addition, none of our subsidiaries have ever issued any dividends or distributions to us or to U.S. investors. In the future, cash proceeds raised from financing activities outside of the PRC may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.
The Company's internal cash transfer practices are supported by documented analysis and approvals. Specifically, the policies are supported by quarterly, in some cases, monthly, evaluation of liquid cash requirements to support each subsidiary's operations and net working capital requirements. The evaluations include reviewing the contracts with our approved vendors, estimates of goods and services and related upcoming payments, and other internal cash requirements. The analysis is followed by documented review and internal cash transfer approval by members of management. Where any transfers require registration with foreign exchange agencies, additional documentation and procedures are performed to register such transfers before completing the transfer process.
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring some of their net assets to the Company either in the form of dividends, loans, or advances. Restricted net assets including paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries was RMB 85.3 million (USD 31.8 million translated from renminbi to U.S. dollars at RMB 7.0827 to US$1.00, representing the exchange rate as of December 31, 2023 set forth in the China Foreign Exchange Trade System) as of December 31, 2023 and RMB 221.5 million (USD 31.8 million translated from renminbi to U.S. dollars at RMB 6.9646 to US$1.00, representing the exchange rate as of December 31, 2022 set forth in the China Foreign Exchange Trade System) as of December 31, 2022.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”
Corporate Establishment
•In May 2012, Connect SZ was incorporated as a limited liability under the laws of the PRC. At such time, Connect SZ held 100% of the equity interests of Connect Biopharm LLC, or Connect US, a single member LLC organized under the laws of the State of California. Connect US commenced its operations in January 2012.
•In July 2014, Connect Biopharma Australia PTY LTD, or Connect AU, was formed as a limited liability company incorporated under the laws of Australia.
•In October 2015, Connect Biopharma (Shanghai) Co., Ltd., or Connect SH, was formed as a limited liability company incorporated under the laws of the PRC.
•In November 2015, Connect Biopharma Holdings Limited was formed as a Cayman Islands exempted company with limited liability, and in December 2015, Connect HK was formed as a limited liability company under the laws of Hong Kong. Connect Biopharma Holdings Limited and Connect HK were formed for the purpose of effecting the reorganization described below as holding companies for the majority shareholders of Connect SZ.
•Connect Biopharma (Beijing) Co., Ltd., or Connect BJ, was formed subsequent to the reorganization and restructuring described below in July 2019 as a limited liability company incorporated under the laws of the PRC.
•In November, 2021, Connect Biopharma (Shenzhen), Co. Ltd., or Connect SE, was formed as a limited liability company incorporated under the laws of the PRC.
The Reorganization and the Restructuring
•In January 2016, the Company and its subsidiaries underwent a reorganization, or the Reorganization, pursuant to which Connect Biopharma Holdings Limited issued ordinary shares to Dr. Wei and Dr. Pan, each of whom were founders of the company group, in exchange for their equity interests held in Connect SZ. As a result of issuance of the ordinary shares, Dr. Wei and Dr. Pan held 100% of the equity interests in the Company and Connect HK and retained joint control over the Company and its subsidiaries.
•Following the issuance of equity interests in the Company to Dr. Wei and Dr. Pan, the remaining 30% of the equity interests in Connect SZ were held by an existing investor. These interests are referred to as the Non-Controlling Interests.
•In October 2018, we underwent a restructuring, pursuant to which we transferred 100% of the outstanding shares of our subsidiaries Connect US and Connect AU (which were then held by Connect SZ) to Connect HK.

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
•Connect SZ continues to hold 100% of the equity interest in Connect SH, Connect BJ and Connect SE.
Following the Reorganization and the Restructuring, each as described above, Connect Biopharma Holdings Limited became the ultimate parent of the Company and all its subsidiaries. On March 23, 2021, we completed our initial public offering, or IPO, for a total cash consideration of USD 219.9 million, before netting underwriting discounts and commissions of USD 15.4 million.
B.Business Overview
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
Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, rademikibart, is an antibody designed to target interleukin-4 receptor alpha, or IL-4Rα, which is a validated target for the treatment of inflammatory diseases such as atopic dermatitis, or AD, and asthma. The estimated global market for AD was approximately $8.5 billion in 2022 and is expected to grow to $23.2 billion by 2028, with a compound annual growth rate, or CAGR, of 18.2%. The estimated global market for asthma was approximately $8.8 billion in 2022 and is expected to exceed $12.0 billion by 2028, a CAGR of 6.0%. Based on observed results in preclinical studies and clinical trials, rademikibart has the potential to be differentiated from the previously approved IL-4Ra antibody. We recently completed a pivotal trial in moderate-to-severe AD patients in the PRC, in which primary and key secondary endpoints were met in Stage 1 of the trial, followed by consistent efficacy results demonstrated during the Stage 2 maintenance portion of the trial. We also recently completed a global Phase 2b trial evaluating rademikibart in Type 2 inflammatory asthma, in which primary and key secondary endpoints were met. We are evaluating the initiation of a global Phase 3 program in adult patients with moderate-to-severe AD or moderate-to-severe asthma. Furthermore, we are developing icanbelimod, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of inflammatory bowel disease, or IBD. Specifically, we are developing icanbelimod for ulcerative colitis, or UC, in the context of seeking out-licensing partnerships.
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
We are advancing rademikibart, an investigational anti-IL-4Rα antibody, for the treatment of inflammatory diseases such as AD and asthma. Inhibition of IL-4Rα blocks the action of two inflammatory cytokines: interleukin- 4, or IL-4, and interleukin-13, or IL-13. In a randomized, placebo-controlled Phase 1a trial in healthy volunteers, administration of a single dose of rademikibart was well-tolerated and led to suppression of a serum biomarker of inflammation. In both our randomized, double-blinded placebo-controlled global Phase 2b trial completed in adult AD patients in 2022, and a randomized, double-blinded placebo-controlled China pivotal trial completed in adult AD patients in 2023, we observed significant improvements in primary and key secondary endpoints on skin clearance, disease severity, and itch, and rademikibart was generally well-tolerated. Although no head-to-head trials have been conducted, and data from unrelated clinical trials cannot reliably be compared due to differences in trial designs, site locations, subject characteristics and other factors, we believe that rademikibart has three potential advantages over the current standard of care: (1) in Stage 2 of the China pivotal trial in adult AD patients, we saw a more durable long-term clinical response for patients compared to third-party clinical response data reported for other biologics, including with respect to percentage of patients that maintained skin clearance and reduction of disease severity over a one-year period, (2) in our global Ph2b trial in moderate-to-severe adult asthma patients, we saw a more positive efficacy outcomes in terms of lung function improvement and faster onset of relief compared to certain third-party clinical response data reported for other biologics; and (3) a more convenient proposed dosing regimen in adult patients with moderate to severe AD, as evidenced by both our recent China pivotal trial and our global Phase 2b trial data showing positive results with our Q4W (300 mg dose every four weeks) dose, which is a less frequent dosing schedule than the Q2W (300 mg dose every two weeks) dose for adult and adolescent patients with moderate to severe AD and asthma.
Icanbelimod is an investigational, oral small molecule modulator of S1P1, a regulator of T cell mobilization out of lymph nodes into the periphery. Inhibiting S1P1 leads to reduction in the levels of these T cells in circulation and a reduction in autoimmune-related inflammation. S1P1 is a validated therapeutic target with three drugs approved to treat multiple sclerosis: fingolimod, marketed as Gilenya® by Novartis, siponimod, marketed as Mayzent® by Novartis, and ozanimod, marketed as Zeposia®, by Bristol Myers Squibb. Evidence from third-party clinical trials suggests that the potential of S1P1 modulators is far broader than multiple sclerosis and includes highly prevalent diseases with high unmet need such as UC, and Zeposia received approval for the treatment of adults with moderately to severely active UC from the FDA and EMA in 2021. The estimated global market for UC was approximately $5.9 billion in 2021 and expected to exceed $11.0 billion in 2028, a CAGR of 9.3%. We believe that icanbelimod is well-positioned to potentially address these diseases due to the potency, specificity and pharmacokinetics observed in our preclinical studies and clinical trials. We have completed a global Phase 2 trial in UC and reported both top-line results for the induction period in 2022 and long-term results of the maintenance period in 2023. The results showed icanbelimod significantly improved measures of disease severity during the induction period, sustained that the observed improvement clinical remission during the maintenance period, and was generally well-tolerated. The Company is actively seeking to out-license icanbelimod for future trials in UC and CD to capitalize on its potential to address patients with UC and CD.
Our Pipeline
Connect Biopharma Has Global Development & Commercialization Rights to All Product Candidates

aSimcere, our partner in Greater China who holds responsibility for future development and NDA submission, is progressing its regulatory discussion with the Center for Drug Evaluation of China’s National Medical Products Administration, or CDE, ahead of a planned NDA filing for rademikibart for patients with AD. We expect to receive an update from Simcere as early as the second quarter of 2024 on these next steps.

bPhase 2 CD trial ended early due to COVID-19-related enrollment challenges.
Our Strategy
Our goal is to become a global biopharmaceutical company developing and commercializing therapies for patients suffering from inflammatory diseases. Our strategy to achieve this goal is as follows:
•Discover and develop product candidates targeting inflammatory diseases with significant unmet medical need. We specialize in designing and developing product candidates that modulate the immune system, with a particular focus on T cells. By leveraging our internal expertise and unique insights in therapeutic targeting of the immune system, our goal is to identify highly differentiated, potentially best-in-class product candidates against validated targets as well as potential first-in-class molecules against novel targets. We will continue to focus on the discovery and development of product candidates targeting inflammatory diseases with significant unmet medical need and affecting millions of patients worldwide.

•Continue development of our three most advanced product candidates where feasible. We believe rademikibart and icanbelimod each have the potential to provide significant therapeutic benefit to patients suffering from inflammatory disorders, such as AD, IBD, and asthma. We plan to advance these product candidates where feasible into and through clinical trials in the indications currently being investigated. In addition, we plan to expand the development of our product candidates into other indications.
•Seek partnerships with commercial-stage companies to leverage their marketing, manufacturing, and clinical infrastructures. For large disease indications like AD or asthma, significant capital and resources are required to complete registration-level clinical studies for regulatory approval and successfully bring them to market. We have entered into a commercial partnership with Simcere Licensee with respect to rademikibart in Greater China and we plan to seek high-value collaborative partnerships in which we can leverage the commercial infrastructure and strength of global partners and regional partners in select territories.
•Advance our earlier stage programs and continue to invest in R&D to expand and enhance our pipeline. We are continuing to expand our pipeline of product candidates by applying our expertise in immunology to select targets, design assays, and execute preclinical drug discovery programs.
•Leverage our core strengths in the United States and the PRC and expand our operations globally. We currently have operations in the United States, the PRC, Australia, Europe, and Hong Kong. Globally, we leverage our relationships with clinical research organizations, large patient population and local infrastructure in ways that we believe provide us with a competitive advantage. In addition, we plan to leverage our expertise and relationships regarding drug development in the United States and the PRC.
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
Th2 immune responses help the body attack extracellular pathogens and drive allergic reactions. Diseases caused by Th2 dysregulation include asthma, AD and allergies. The previously approved IL-4Ra antibody blocks the activity of Th2 cytokines by inhibiting IL-4 and IL-13 and has been approved to treat AD and asthma.
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
Rademikibart, an Anti-IL-4Rα Antibody
We are advancing rademikibart, an investigational, an anti-IL-4Rα antibody, for the treatment of inflammatory allergic diseases such as AD and asthma. Inhibition of IL-4Rα blocks the action of two inflammatory cytokines: IL-4 and IL-13. The previously approved antibody that also targets IL-4Rα has been demonstrated to lead to significant therapeutic benefit in patients with these diseases. Despite being on the market for only seven years, sales of such antibody were over €10.7 billion in 2023, representing +34% growth over 2022 and are expected to grow to over €13 billion in 2024 with compounded annual growth rates of low double-digits until 2030 according to estimates made by the maker of the previously approved IL-4Ra antibody.
Atopic dermatitis disease overview
Atopic dermatitis, or AD, also referred to as eczema, is one of the most commonly diagnosed chronic inflammatory skin disease characterized by skin barrier disruption and immune dysregulation. Chronically inflamed skin lesions cause persistent itch, which is the primary symptom associated with the disease, as well as localized pain and sleep disturbances. According to the National Eczema Association, 26.1 million people in the United States have AD. Of these, 6.6 million adults have moderate-to-severe disease. Globally, prevalence of AD is increasing and, as of 2018, had an estimated lifetime prevalence of up to 20%. In the PRC, the prevalence of clinically diagnosed AD in children aged one to seven is estimated to be approximately 13% as of 2016. Although AD prevalence is stabilizing in high-income nations, it has historically increased two- to three-fold in industrialized nations since the 1970s. The estimated global market for AD was approximately $8.5 billion in 2022 and is expected to grow to $23.2 billion by 2028, a compound annual growth rate, or CAGR, of 18.2%.
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
The global market opportunity for asthma biologics is growing rapidly, with a total market size of approximately $8.8 billion in 2022 and projected growth to $12.0 billion by 2028, a CAGR of 6.0%.
Despite the impressive results of the previously approved IL-4Ra antibody, a significant number of patients treated with such antibody continue to have significant active uncontrolled disease. For instance, third-party clinical response data indicates that up to 60% of patients do not achieve sufficient control of disease. Further, even for patients that respond to treatment with such antibody, it can take 12 to 16 weeks to achieve adequate control. Lastly, such antibody is not approved for dosing less frequently than every two weeks for adults or adolescents.
Our solution, rademikibart
Rademikibart is an investigational, human monoclonal antibody targeting IL-4Rα. As an inhibitor of IL-4Rα, rademikibart blocks inflammatory signaling by both IL-4 and IL-13. Rademikibart binds to a region of IL-4Rα that is associated with high binding affinity and potency for IL-4Rα, which we believe may lead to improved clinical response. Our clinical development program is focused on the potential of rademikibart in the degree of clinical response and with less frequent dosing.
Figure 2. rademikibart is an anti-IL-1Ra antibody designed to block the signaling of both IL-4 and IL-13.
Completed clinical trials
We have completed a global Phase 2b trial of rademikibart in adult patients with moderate-to-severe AD, that was conducted in 59 trial sites across the United States, the PRC, Australia and New Zealand, and was designed to assess efficacy, safety, pharmacokinetics and pharmacodynamics with longer term, alternate dosing schedules (rademikibart WW001). All primary and key secondary endpoints were met and rademikibart was observed to be generally well-tolerated.

Key inclusion criteria for the WW001 trial were moderate-to-severe AD adult patients that were inadequately controlled with topical corticosteroids and calcineurin inhibitors, AD duration of at least one year, an EASI score of at least 16, and IGA score of at least 3 and at least 10% BSA involvement. This trial enrolled a total of 226 patients across three cohorts of rademikibart and a placebo control. The first cohort received one loading dose of 600 mg of rademikibart followed by 150 mg every two weeks (Q2W). The second cohort received one loading dose of 600 mg, then 300 mg Q2W. The third rademikibart cohort received one loading dose of 600 mg followed by 300 mg every four weeks (Q4W). All patients were dosed for a total of 16 weeks followed by an 8 week safety follow-up period. The primary endpoint was the percentage change in EASI from baseline to week 16. Key secondary endpoints included the proportion of patients achieving IGA 0,1, EASI-75, EASI-90 and the change in PNRS from baseline to week 16.
The results from the WW001 trial detailing the primary and key secondary endpoints included the following:
•Rademikibart successfully met both primary and key secondary endpoints, demonstrating significant improvements in skin clearance, disease severity and itch, compared to placebo, and suggesting a potential dose response between rademikibart 300mg and rademikibart 150mg.
•Rademikibart was generally well tolerated, with a similar incidence of Treatment-Emergent Adverse Events, or TEAEs, Serious Adverse Events, or SAEs and TEAEs leading to study drug discontinuation between the active and placebo arms. For AEs of special interest, or AESIs, among patients receiving rademikibart, there were low reported incidences of injection site reactions (1.8%) and conjunctivitis (3.5%).
•The WW001 trial occurred during the COVID-19 pandemic and the patient population recruited had a markedly lower AD disease severity and higher patient discontinuation rate relative to previous third-party IL-4Rα antibody Phase 3 trials. We believe these factors contributed to a higher placebo response rate and lower active group response rate in our trial than observed in third-party trials with a higher baseline disease severity and fewer patient discontinuations. As such, we conducted post-hoc analyses from the trial to evaluate the effects of these factors on the magnitude of the efficacy results observed with rademikibart. These analyses demonstrated that with an increasing baseline disease severity, rademikibart efficacy results improved across all doses, with placebo responses trending lower, supporting our plans for further development of rademikibart 300mg administered Q2W and also when administered Q4W.
Additionally, we reported that post-hoc data analysis from our Phase 2b rademikibart global trial in moderate-to-severe AD showed that rademikibart led to rapid and sustained improvement in AD signs and symptoms across all four body regions: head and neck, trunk, upper limbs and lower limbs, with both 2-week and 4-week dosing regimens, compared to placebo, as early as Week 2 and continuing through the 16-week study. Results of the post-hoc analysis expanded our original observation of the study.
Specifically, EASI subscores improved in all four body regions across 16 weeks of treatment. Furthermore, improvements between 300 mg Q2W and Q4W were comparable. At Week 2, EASI decreased by -26.3% (head/neck), -26.4% (trunk), -21.6% (upper limbs) and -23.2% (lower limbs) for patients on rademikibart 300 mg Q4W treatment vs -9.5% to -15.7% with placebo. At Week 16, EASI decreased further to-69.2% (head and neck), -72.1% (trunk), -64.2% (upper limbs) and -68.5% (lower limbs) vs -21.2% to -49.1% with placebo (p<0.01 per region). In addition to overall AD improvement across all four body regions, improvement for each classification of AD symptoms (signs) was observed: erythema, induration/papulation, lichenification and excoriation, within each body region. Specifically in the head and neck region, patients dosed with 300 mg Q4W saw decreases of -61.2% (erythema), -72.3% (lichenification), -77.7% (excoriation), and -74.3% (induration) Q4W vs -24.7% to -40.2% with placebo. Other regions show similar patterns and responses on reductions in AD signs.
We have also completed in the second half of 2023, CN002, a PRC-specific pivotal trial to evaluate rademikibart in 330 adult patients with moderate-to-severe AD. The results from the 16-week Stage 1 portion of the trial detailing the primary and key secondary endpoints included the following:
•Rademikibart, administered with a 600 mg rademikibart loading dose, followed by 300 mg rademikibart every two weeks, successfully met both primary and key secondary endpoints, demonstrating significant improvements in skin clearance, disease severity and itch, compared to placebo. The primary endpoint was IGA 0,1 with at least two grades of reduction compared to baseline at Week 16, and key secondary endpoints included the proportion of patients achieving EASI-50, EASI-75, EASI-90 from baseline to week 16.
•Rademikibart was generally well-tolerated, with a similar incidence of TEAEs, SAEs and TEAEs leading to study drug discontinuation between the active and placebo arms. For AESIs among patients receiving rademikibart, there were low reported incidences of injection site reactions 6.5% and conjunctivitis 4.7%.

•Rademikibart, administered with a 600 mg rademikibart loading dose, followed by 300 mg rademikibart every two weeks showed rapid relief from symptoms, with a reduction in itch at Week 1 and significant improvement in all study endpoints by Week 4, which was sustained to Week 16. Specifically, the baseline median EASI was 29.3. 54.8% of patients were considered severe, with a baseline IGA score of 4. At 16 weeks, a greater proportion of patients treated with rademikibart achieved an IGA score of 0-1 (clear or almost clear skin) and a ≥2 point IGA reduction than those on placebo (29.0% vs. 5.9%), meeting the study’s primary endpoint (see Figure 3). 58.6% percent of rademikibart patients achieved a 75% skin clearance (EASI-75), versus 22.6% in the placebo group (see Figure 4).
Figure 3. Primary Endpoint at Week 16
Figure 4. EASI-75 Endpoint at Week 16
The 36-week Stage 2 portion of the trial consisted of randomizing 225 EASI-50 responders with either a 300 mg dose administered every four weeks or a 300 mg dose administered every two weeks. The key results from the Stage 2 maintenance portion of the trial included the following:

•52-week maintenance data with rademikibart were positive for both Q2W and Q4W dosing regimens.
•87% of patients maintained their IGA 0/1 responses with Q4W dosing while 76% maintained their IGA 0/1 response with Q2W dosing (see Figure 5).
•Greater than 90% of patients maintained their EASI-75 response with Q4W and Q2W dosing (see Figure 6).
•Rademikibart treatment after Week 16 continued to improve upon Week 16 efficacy results:
◦~30% more patients achieved IGA 0/1 after Week 16
◦~16% more patients achieved EASI-75 after Week 16

•Rademikibart was generally well tolerated, with no new safety signals following long-term treatment out to 52 weeks
Figure 5. Long-term maintenance of IGA 0/1

Figure 6. Long-term maintenance of EASI-75

The Company entered into a commercial partnership with Simcere Licensee in 2023. Under the terms of the partnership, Simcere Licensee is responsible for all regulatory filings for rademikibart in the Greater China territory, including submission of an NDA to the CDE of NMPA in China seeking an approval of rademikibart in the treatment of moderate-to-severe AD.
We also completed in the second half of 2023 a Phase 2b trial, rademikibart WW002, evaluating rademikibart in patients with moderate-to-severe asthma with Type 2 inflammation.

This Phase 2b trial was a global, multicenter, randomized, double-blind, placebo-controlled study conducted in 79 sites in the U.S., Poland, Hungary, China and South Korea with 322 patients randomized 1:1:1 to rademikibart 150 mg Q2W with a loading dose of 600 mg, rademikibart 300 mg Q2W with a loading dose of 600 mg and placebo. Rademikibart was administered as a subcutaneous (SC) injection. The study was divided into a treatment period of 24 weeks and a follow-up period of 8 weeks. The primary endpoint of the study was a change from baseline in forced expiratory volume at week 12. Secondary endpoints included: change from baseline in lung function at other timepoints, exacerbation of asthma, patient reported outcomes (ACQ-6, symptom diary), pharmacodynamic markers (fractional exhaled nitric oxide (FENO), eosinophils, eosinophil cationic protein (ECP), periostin, thymus and activation-regulated chemokine (TARC)) and use of rescue medication. The topline results of this trial included:

•The trial met its primary endpoint of absolute change from baseline in prebronchodilator forced expiratory volume over one second (FEV1) showing that at Week 12, lung function was significantly improved over placebo change from baseline by 140 ml (p = 0.005) in the rademikibart 150 mg group and by 189 ml (p < 0.001) in the rademikibart 300 mg group (see Figure 7).

•The significant improvements seen compared to placebo with both 150 mg and 300 mg rademikibart started as early as Week 1 (p < 0.001) and were sustained through 24 weeks of treatment (p < 0.001). See Figure 8.

•Strong and significantly improvement in asthma control, a patient reported outcome, was also observed. The absolute placebo-adjusted changes from baseline in Asthma Control Questionnaire (ACQ-6) score at Week 24 were -0.33 (p < 0.01) in the rademikibart 300 mg group and -0.44 (p < 0.001) in the rademikibart 150 mg group.

•Although the study was not powered to detect statistically significant differences in exacerbations, treatment with rademikibart showed strong numerical results favoring reduced exacerbations and prolonged time to first exacerbation

•Treatment with 150 mg and 300 mg Q2W of rademikibart was well tolerated.
Figure 7. Primary endpoint (FEV1) results at Week 12
Figure 8. Change in FEV1 over time indicating onset of relief at Week 1
Planned clinical trials
Based on the successful results from both the global Phase 2b trial in moderate-to-severe AD adult patients and global Phase 2b trial in moderate-to-severe asthma patients, we plan to meet with regulators in the first half of 2024 to discuss plans for potential Phase 3 trials in both the asthma and AD programs:
•End of Phase 2 meeting with the FDA and EMA to determine path forward on a global Phase 3 asthma trial.

•Type C meeting with FDA to determine regulatory path forward on a global Phase 3 AD trial, given positive results from earlier trials.
Icanbelimod, a Sphingosine 1-Phosphate Receptor 1 Modulator
Icanbelimod is an investigational, selective modulator of sphingosine 1-phosphate receptor 1, or S1P1, which we are developing for the treatment of UC and CD. Modulation of S1P1 activity has been shown to suppress T cell migration and reduce inflammation and approved S1P1 modulators such as fingolimod, siponimod, and ozanimod are used to treat multiple sclerosis. We have observed in vitro potency, selectivity and pharmacokinetics for icanbelimod that we believe suggest advantages over other S1P1 modulators. Based on the accumulating clinical evidence seen with other S1P1 modulators, and the class mechanism of preventing T cells from entering circulation and therefore reducing the likelihood of their migration into inflamed gastrointestinal parenchymal tissue, we believe that icanbelimod has potential to address unmet needs in UC and CD. We have completed a Phase 1 trial in healthy volunteers in which icanbelimod was generally well-tolerated. Administration of icanbelimod led to reductions in circulating lymphocytes, which recovered within one week of treatment completion. We are conducting a global Phase 2 trial in UC and reported top-line results in 2022 for the induction phase of the study, in which icanbelimod significantly improved measures of disease severity and was generally well-tolerated. The Company is actively seeking to out-license icanbelimod for future trials in UC and CD to capitalize on its potential to address patients with both UC and CD.
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
Approximately 1.3% of adults in the United States, or approximately three million people, were estimated to be diagnosed with UC or CD in 2015. Worldwide in 2017, there were approximately 6.8 million people affected by IBD, and the majority of IBD patients had UC. The estimated global market for UC was approximately $5.9 billion in 2021 and is estimated to grow at a CAGR of 9.3% to greater than $11.0 billion in 2028.
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
Our solution, icanbelimod
Icanbelimod is an orally available, next generation, small molecule modulator of S1P1 that is designed to reduce inflammation without killing T cells or targeting a specific cytokine. By design, icanbelimod is highly selective for S1P1 without significant activity for S1P2 and S1P3 receptor subtypes allowing it to potentially have an optimized effect on circulating T lymphocytes, which we believe may result in significant anti-inflammatory activity. In preclinical studies, icanbelimod demonstrated strong pharmacokinetics and pharmacodynamics, with rapid onset of action and rapid recovery of T lymphocytes. These enhanced characteristics were evidenced by icanbelimod’s short half-life as well as ability to rapidly induce an absolute lymphocyte reduction to ~400 to ~750 cells per µL and >60-70% reduction in lymphocyte count from baseline, which compares favorably to targets achieved by approved S1P1 modulators. Further, its pharmacokinetics characteristics could allow icanbelimod to be dosed once daily orally. icanbelimod is not a pro-drug and does not require in vivo conversion to produce its effects. We believe these characteristics position icanbelimod to potentially address the unmet efficacy, safety and convenience needs of currently approved agents in UC.

Figure 9. Mechanism of icanbelimod
We discovered icanbelimod by running a functional screen for the desired biological property, which in this case was the ability of a small molecule to cause internalization of S1P1 from its native location on the surface of T cells. It is because of this internalization that T cells are not able to leave the lymph node and enter circulation. By focusing our discovery efforts on this desired result, we were able to identify icanbelimod as a highly potent S1P1 modulator while avoiding false positive results for compounds that bound tightly to S1P1 but did not cause internalization and false negative results for compounds that failed to bind tightly to recombinant S1P1.
Icanbelimod is a highly potent and selective modulator of S1P1, which in preclinical studies has shown selectivity of over 80,000-fold in S1P1 versus S1P3. Furthermore, in preclinical studies, 10 µM of icanbelimod did not show meaningful interactions in a broad receptor panel screen against other G-protein-coupled receptors and ion channels that have important physiologic functions in the body except for an inhibition effect of 57% on the histamine receptor H1. In preclinical studies, icanbelimod was only significantly inhibited by two of the seven major cytochrome P450 metabolizing enzymes that were profiled.

Name	EC50 (nM)
	S1P1	S1P2	S1P3	S1P4	S1P5

icanbelimod	0.09(1)	>10,000(2)	7,900(2)	19(2)	3.97(2)

Ozanimod (CC-1122273)	2.99	>10,000	>10,000	>10,000	29.32

Etrasimod(2) (APD334)	6.10	>10,000	>10,000	147	24.4

(i)cAMP Assay
(ii)ß-Arrestin Assay
Figure 10. Icanbelimod potently and selectively modulated S1P1 in vitro. Information provided in the table above is for illustrative purposes only and is not a head-to-head comparison. Differences exist between study or trial designs and subject characteristics, and caution should be exercised when comparing data across studies.
Completed clinical trials
We have completed a Phase 1 trial of icanbelimod in 44 healthy adults in Australia, which consisted of a 7-day single ascending dose regimen and a 28-day multiple ascending dose regimen, and another in 30 healthy adults in the PRC. The single dose regimen in the trial in Australia included 0.1 mg, 0.25 mg, 0.5 mg, 2.5 mg and placebo cohorts. The multiple dose regimen in the trial in Australia included 0.15 mg, 0.25 mg and placebo cohorts. In the trial in the PRC, the single and multiple dose regimens included 0.1 mg, 0.2 mg and placebo cohorts, and the multiple dose regimen also included a 0.3 mg cohort. Once daily doses of up to 0.25 mg of icanbelimod were generally well-tolerated. The most frequent AEs observed across all regimens included low white blood cells and headache. Most AEs were mild or moderate. There were no clinically significant changes in lung function, a range of ophthalmological tests, blood pressure, or liver enzyme levels. Consistent with observations from clinical trials of other S1P1 modulators, a dose-dependent decrease in heart rate was observed early in all regimens. One healthy adult treated with a single dose of 2.5mg of icanbelimod experienced bradycardia associated with transient asystole, which was deemed to be a treatment-related serious adverse event. The healthy adult was treated with high-flow oxygen and fully recovered.
Sequestration of lymphocytes in the lymphoid tissues results in decreased lymphocyte count in peripheral circulation, which can be measured through blood sampling and thereby provide a robust mechanistic pharmacodynamic biomarker for preclinical and clinical studies. Although our trials were not powered to achieve statistical significance, in six healthy adults, icanbelimod at 0.25 mg led to a 75% decrease in number of circulating lymphocytes by day 14 of dosing and this level of lymphocyte suppression was maintained for the rest of the daily dosing period. Upon completion of dosing, the levels of lymphocytes returned to baseline within one week.
Figure 11. Icanbelimod led to a reduction in the level of circulating lymphocytes in healthy volunteers.
Data from a separately conducted Phase 1 clinical trial in healthy adults showed a median reduction of 65% with a 1 mg dose of ozanimod after 28 days, while a 2 mg dose of etrasimod in a Phase 1 trial was associated with a mean reduction of 69% at steady state from days seven to 21. We believe that the comparison of the reduction in circulating lymphocytes across our trials and these independent clinical trials is meaningful because all were conducted in healthy volunteers using a 21-day or 28-day multiple-dose regimen. Healthy individuals share the same normal range of absolute lymphocyte count, or ALC, and the percentage of lymphocytes as a proportion of total white blood cells. Like our trial, the Phase 1 clinical trial of ozanimod and Phase 1 clinical trial of etrasimod required the healthy volunteers to have normal hematology. Consequently, we believe these subjects have similar baseline levels of circulating lymphocytes. Based on their known and validated pharmacological mode of action, S1P1 modulators reduce circulating lymphocyte counts, and as such, the reduction of circulating lymphocytes seen across trials in these healthy subjects are believed to be due to the effect of the investigational drugs studied, including, in the case of our trial, icanbelimod.
In addition, we observed the restoration of lymphocyte levels upon completion of dosing with icanbelimod, which was faster than that reported for other S1P1 modulators. We attribute these results to the shorter half-life of icanbelimod of approximately 25 hours observed in healthy subjects. This is in contrast to fingolimod, which reported a half-life of six to nine days and a lymphocyte recovery time of 30 days to 60 days. We believe the ability to rapidly restore lymphocyte levels is important as it could minimize the length of time that a patient treated with icanbelimod may have compromised immunity, which may lower the risk of patients developing infections. Patients treated with fingolimod may be at risk of developing infections for up to two months beyond completion of dosing.

Drug Name	T1⁄2 h (days)	Lymphocyte Recovery Time

Fingolimod (0.5 mg, QD)	~216h(6-9d)	30-60d

MT-1303 (0.4 mg, QD)	451h (19d)	>48d

Ozanimod (1 mg, QD) (CC1122373)	~264h (11d)	>7d (no report beyond this time)

Etrasimod (2 mg, QD)	35h (1.5d)	<7d

icanbelimod (0.25 mg, QD)	25h (1d)	<7d
Figure 12. The shorter half-life of icanbelimod compared to other S1P1 modulators correlates with a shorter lymphocyte recovery time. Information provided in the table above is for illustrative purposes only and is not a head-to-head comparison. Differences exist between study or trial designs and subject characteristics, and caution should be exercised when comparing data across studies.
We also completed a double-blind, placebo-controlled global Phase 2 trial of icanbelimod in 145 adult patients with moderate-to-severe UC in the first half of 2022. The primary endpoint of this trial was the clinical response at week 12 in the 0.2 mg icanbelimod group versus the placebo group, as measured by the modified Mayo score. The top-line data we reported in the first half of 2022 showed icanbelimod numerically reduced disease severity as measured based on adapted Mayo Score after 12 weeks but the response was not statistically significant. However, icanbelimod achieved statistical significance with respect to the number of patients who experienced clinical remission, defined as a rectal bleeding subscore = 0 and stool frequency subscore ≤ 1, with an Endoscopy subscore ≤ 1.
In the first half of 2023, we also announced results from the 36-week treatment period that followed the 12-week induction period of this Phase 2 trial. Maintenance results showed that:

•Icanbelimod demonstrated sustained clinical remission through Week 48 in 80% of patients who achieved clinical remission at Week 12 of the induction period.
•Icanbelimod continued to be well-tolerated, consistent with observed induction period safety data.
The Phase 2 trial results indicated icanbelimod was generally well-tolerated and the safety profile was consistent with our earlier icanbelimod phase 1 studies. The most frequent AEs observed across all regimens included low white blood cells and headache. Most AEs were mild or moderate. There were no clinically significant changes in lung function, a range of ophthalmological tests, blood pressure, or liver enzyme levels. Consistent with observations from clinical trials of other S1P1 modulators, a dose-dependent decrease in heart rate was observed early in all regimens.
Planned clinical trials
S1P1 modulators have demonstrated clinical efficacy in a number of Th1-related immune diseases including multiple sclerosis, psoriasis and IBD. We are actively seeking a global commercial partner for advancing icanbelimod into a global Phase 3 for icanbelimod in the treatment of UC and CD. We chose to focus our initial development resources on IBD, where we believe icanbelimod has the highest potential to demonstrate superior clinical response and safety as compared to existing products. If we observe clinical activity in IBD, we will consider investigating the potential of icanbelimod in other immune diseases.

Commercialization
Given the stage of development of our product candidates, we have not invested in a commercial infrastructure or distribution capabilities. We have entered into a commercial partnership with Simcere Licensee in 2023 with respect to rademikibart in Greater China and we plan to enter into more collaborative partnerships with pharmaceutical or other company to establish the necessary commercial and distribution infrastructure to commercialize our product candidates, if approved, on a global and/or regional basis.
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
We expect rademikibart, if approved, to primarily compete across several targeted indications with dupilumab, marketed as Dupixent® by Sanofi and Regeneron, and another IL-4Rα antibody currently in development for moderate-to-severe AD by Sunshine Guojian Pharmaceutical, a subsidiary of 3SBio Inc.
If approved for the treatment of moderate-to-severe AD, rademikibart would also compete directly with a number of other approved systemically administered products, such as JAK inhibitors, baricitinib marketed as Olumiant® by Eli Lilly, upadacitinib marketed as RINVOQ® by AbbVie, abrocitinib marketed as CIBINQO® by Pfizer, and tralokinumab marketed as Adbry® / Adtrlaza®, an anti-IL-13 neutralizing monoclonal antibody, or mAb. Other systemic product candidates in clinical development with which rademikibart could compete in the treatment of moderate-to-severe AD include lebrikizumab (anti-IL-13 neutralizing mAb; Eli Lilly and Almirall S.A.), risankizumab (anti-IL-23 mAb; AbbVie), amlitelimab (anti-OX40 mAb; Sanofi), GBR 830 (anti-OX40 mAb; Glenmark Pharmaceuticals), KHK4083 (anti-OX40 mAb; Kyowa Kirin / Amgen), etrasimod (S1P1, S1P4 and S1P5 modulator; Arena), and RPT193 (C-C chemokine receptor type 4, or CCR4, antagonist; RAPT Therapeutics), nemolizumab (anti-IL-31 mAb; Galderma), CM310 (anti-IL-4α mAb; Keymed Biosciences), AK120 (anti-IL-4α mAb; Akesobio), MG-K10 (anti-IL-4Rα mAb; Mabgeek), GR1802 (anti-IL-4α mAb; Jiangxi Zhixiang Pharmaceutical), SHR-1819 (anti-IL-4α mAb; Jiangsu Hengrui Pharmaceuticals), 611 (anti-IL-4α mAb; Sunshine Guojian Pharmaceutical Shanghai), and QX005N (anti-IL-4α mAb; Qyuns Therapeutics).
If approved for the treatment of moderate-to-severe asthma, rademikibart would compete directly with a number of approved antibodies, including dupilumab, as well as omalizumab marketed as Xolair® by Genentech/Roche and Novartis, an anti-IgE mAb, benralizumab marketed as Fasenra® by AstraZeneca, an anti-IL-5 mAb, mepolizumab marketed as Nucala® by GlaxoSmithKline, an anti-IL-5 mAb, and resalizumab, marketed as Cinqair® by Teva Pharmaceuticals, an anti-IL-5 mAb, and Tezepelumab marketed as Tezspire® by Amgen / AstraZeneca. rademikibart would also face competition from RPT193 in the treatment of asthma.
If approved for the treatment of UC, we would expect icanbelimod to compete with a number of systemically administered antibodies and oral immunotherapies approved for the treatment of UC, including infliximab marketed as Remicade® by Janssen Pharmaceuticals, an anti-TNFa neutralizing mAb, adalimumab marketed as Humira® by AbbVie, an anti-TNFa neutralizing mAb, golimumab marketed as Simponi® by Janssen Pharmaceuticals, an anti-TNFa neutralizing mAb, vedolizumab marketed as Entyvio® by Takeda Pharmaceuticals, an anti-a4ß7 integrin mAb, and ustekinumab marketed as Stelara® by Janssen Pharmaceuticals, an anti-IL-12/23 mAb. We would also expect icanbelimod to compete with tofactinib marketed as Xeljanz® by Pfizer, an oral reversible JAK1 and JAK3 inhibitor, currently marketed for the treatment of UC, and ozanimod marketed as Zeposia® for the treatment of UC (S1P1, S1P4 and S1P5 modulator; Bristol Myers Squibb).
Other product candidates in clinical development with which icanbelimod could compete in the treatment of UC include risankizumab (anti-IL-23 mAb; AbbVie), guselkumab (anti-IL-23 mAb; Janssen Pharmaceuticals), brazikumab (anti-IL-23 mAb; AstraZeneca) mirikizumab (anti-IL-23 mAb; Eli Lilly), filgotinib (reversible JAK1 inhibitor; Gilead Sciences), upadacitinib (reversible JAK1 inhibitor; AbbVie), etrasimod (S1P1, S1P4 and S1P5 modulator; Arena), and VTX002 (S1P1R modulator; Ventyx Biosciences).
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
As of December 31, 2023, we own or exclusively license more than 70 issued U.S. or foreign patents and have more than 70 pending patent applications in multiple jurisdictions, including in the United States, the PRC, the United Kingdom, France, Germany, Switzerland, the Netherlands, Sweden, Spain, Belgium, Italy, Russia, Canada, Australia, Japan, Korea, Malaysia, and Hong Kong.
These issued patents and patent applications include:
•With respect to the composition of matter of rademikibart, we have a patent family with an issued U.S. patent, issued foreign patents, including in the PRC and Japan, and pending patent applications in various jurisdictions, where the issued patents and the patent applications, if issued, are expected to expire between 2036 and 2037, without accounting for any available patent term adjustments or extensions. We also have two other patent families with an issued PRC patent that relate to our rademikibart program, which include pending patent applications in various jurisdictions, including in the United States, where the patent applications, if issued, are expected to expire between 2039 and 2041, without accounting for any available patent term adjustments or extensions.
•With respect to the composition of matter of icanbelimod, we have a patent family that includes issued U.S. and foreign patents, including in the PRC, Japan, and Europe, and pending patent applications in various jurisdictions, where the issued patents and the pending patent applications, if issued, are expected to expire between 2033 and 2034, without accounting for any available patent term adjustments or extensions. We also have two issued patents in the PRC related to synthesis methods and crystal forms, where the issued patents, are expected to expire between 2034 and 2035. We further have an issued U.S. patent, issued foreign patents, including in the PRC, and pending patent applications in various jurisdictions, related to additional salts and salt crystal forms of icanbelimod, where the issued patent and the patent applications, if issued, are expected to expire between 2037 and 2038, without accounting for any available patent term adjustments or extensions.
The term of individual patents depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be eligible for patent term adjustment, which adds patent term as compensation for delays incurred at the USPTO during the patent prosecution process. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. While the length of the patent term extension is related to the length of time the drug is under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and only one patent per approved drug—and only those claims covering the approved drug, a method for using it, or a method for manufacturing it—may be extended under the Hatch-Waxman Act. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval or applicable approval in other jurisdictions, we expect to apply for patent term extensions on issued patents covering those products in the United States and other jurisdictions where such extensions are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. We also may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements.
Our patent positions are generally uncertain and involve complex legal and factual questions. The relevant patent laws and their interpretation, both inside and outside of the United States, is also uncertain. Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe, misappropriate or otherwise violate our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, product candidates, inventions and improvements. We cannot guarantee that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may file or license in the future, nor can we be sure that any patents that may be granted to us or our licensors in the future will be commercially useful in protecting our products, the methods of use or manufacture of those products. Moreover, issued patents do not guarantee the right to practice our technology in relation to the commercialization of our products. Issued patents only allow us to block—in some cases—potential competitors from practicing the claimed inventions of the issued patents.
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
We also rely on protections under trade secret laws, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our trade secrets include, for example, some program specific synthesis, formulations, patient selection strategies and some aspects of our research. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements are intended to provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements also provide that all inventions to which the individual contributed as an inventor shall be assigned to us, and as such, will become our property. There can be no assurance, however, that these agreements and our policies will provide meaningful protection or adequate remedies for our trade secrets in the event of unauthorized use or disclosure of such information. We also may be unsuccessful in executing such agreements with each party who, in fact, conceives or develops intellectual property that we regard as our own or receives access to our confidential information. The assignment of intellectual property rights may not be self-executing, or the agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. Further, we have obtained and are pursuing trademark protection for “Connect Biopharmaceuticals” and “Connect Biopharma” in the United States, the PRC and various other jurisdictions.

In June 2012, we and Arena entered into an exclusive license agreement, or the Arena Agreement. Pursuant to the Arena Agreement, as subsequently amended, Arena granted us an exclusive (even as to Arena, except for internal research purposes), worldwide, royalty-bearing, sublicensable (subject to some conditions) license to identify, research, develop, make, have made, use, sell, offer for sale, have sold and import products under some patents and know-how relating to H3R antagonists and methods of making and using such H3R antagonists.
Pursuant to the Arena Agreement, we have the right to terminate the Arena Agreement without cause upon 60 days’ prior written notice to Arena. As of March 2024, we have sent such notice to Arena to terminate the Arena Agreement without cause, and such termination will take effect 60 days after the date of the notice. Upon termination, we will be obligated to assign and deliver to Arena (i) our right, title and interest in the know-how and patents relating to licensed products, either licensed under the Arena Agreement or developed by us during the term of the Arena Agreement and one year thereafter, and (ii) regulatory filings, applications and approvals related to the licensed products.

Material Permissions, Approvals, Licenses and Permits in the PRC

We conduct a portion of our business through our subsidiaries in the PRC. The IND approvals from NMPA for our product candidates rademikibart and icanbelimod and business licenses of each of our PRC subsidiaries are the material permissions, approvals, licenses and permits that our PRC subsidiaries are required to obtain to conduct our operations in the PRC. Further, we have out-licensed the rights to develop and commercialize rademikibart in Greater China to the Simcere Licensee. As such, for the commercialization of rademikibart in Greater China, we will not be required to submit the NDA to NMPA.
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
FDA approval is required before a drug or biological product may be marketed in the United States and they are also subject to other federal, state, and local statutes and regulations. The process required by the FDA before product candidates may be marketed in the United States generally involves the following:
•completion of extensive preclinical laboratory tests and preclinical animal studies, certain of which must be performed in accordance with Good Laboratory Practice, or GLP, regulations and other applicable requirements;
•submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical studies may begin;
•approval by an independent IRB or ethics committee at each clinical site before each clinical study may be initiated;

•performance of adequate and well-controlled human clinical studies in accordance with Good Clinical Practice, or GCP, requirements to establish the safety and efficacy, or with respect to biologics, the safety, purity and potency of the product candidate for each proposed indication;
•preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical studies that include substantial evidence of safety, purity, and potency of the drug from analytical studies and from results of nonclinical testing and clinical trials;
•satisfactory completion of an FDA advisory committee review, where appropriate and if applicable;
•a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
•satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP, and potential FDA inspection of nonclinical study and clinical trial sites that generated the data in support of the NDA or BLA to ensure compliance with GCP; and
•FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the drug in the United States.
An IND is a request for authorization from the FDA to administer an investigational new drug or biological product to humans. The central focus of an initial IND submission is on the general investigational plan and the protocol or protocols for clinical trials. The IND submission also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology and pharmacodynamic characteristics of the product, chemistry, manufacturing and controls, or CMC, information, and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on a clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which includes, among other things, the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
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
•Phase 1. The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution and excretion of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•Phase 2. The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
•Phase 3. The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product labeling.
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
NDA and BLA Review Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, including from nonclinical studies and clinical trials, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s CMC and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of the product, or from a number of alternative sources, including studies initiated and sponsored by investigators. The submission of an NDA or BLA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.
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
Within 60 days following submission of the application, the FDA reviews the submitted BLA or NDA to determine if the application is substantially complete before the FDA accepts it for filing. The FDA may refuse to file any NDA or BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the NDA or BLA must be resubmitted with the additional information. Once an NDA or BLA has been accepted for filing, the FDA’s goal is to review standard applications within ten months after the filing date, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process may also be extended for a three-month period by the FDA in response to new information designated as a major amendment to the application. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is sufficient to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facility in which it is manufactured, processed, packed or held meets standards designed to assure the product’s continued safety, purity and potency. When reviewing an NDA or BLA, the FDA may convene an advisory committee to provide clinical insight on application review questions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
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

After the FDA evaluates the NDA or BLA and conducts any required inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL will describe all of the deficiencies that the FDA has identified in the NDA or BLA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the CRL may include recommended actions that the applicant take. If a CRL is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing. Even if such data and information are submitted, the FDA may decide that the BLA or NDA does not satisfy the criteria for approval.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA or BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. The FDA may also require one or more Phase 4 post-market studies or surveillance programs to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.
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
Any marketing application for a drug or biologic submitted to the FDA for approval, including a product candidate with a fast track designation and/or breakthrough therapy designation, may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as priority review. A BLA or NDA is eligible for priority review if the product candidate has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition. For new-molecular-entity NDAs and original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (as compared to ten months under standard review).

Additionally, depending on the design of the applicable clinical trials, product candidates studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled confirmatory clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit, and may require that these studies be underway at the time of approval. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory studies or if such studies fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
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

Post-Approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which the FDA assesses an annual program fee for each product identified in an approved NDA or BLA. Drug and biologic manufacturers and their subcontractors are required to register their establishments with the FDA and some state agencies, and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMPs, which among other things, impose certain procedural and documentation requirements upon BLA or NDA holders and any third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters or holds on post-approval clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•product seizure or detention, or refusal of the FDA to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•injunctions or the imposition of civil or criminal penalties.
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
The FDCA alternatively provides three years of non-patent exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of approval for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b) (2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of exclusivity attached to another existing patent term or period of regulatory exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a "written request" does not require the sponsor to undertake the described clinical trials.
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

A biological product can also obtain pediatric market exclusivity in the United States, as described above if the BLA sponsor voluntarily completes a pediatric study that fairly response to a “written request” from the FDA to conduct such study.
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
The federal civil monetary penalties and false claims laws, including the civil False Claims Act, or FCA, prohibit individuals or entities from, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and significant mandatory penalties per false or fraudulent claim or statement for violations. Penalties for FCA violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim or statement. Other penalties include the potential for exclusion from participation in federal healthcare programs. Additionally, although the FCA is a civil statute, FCA violations may also implicate various federal criminal statutes. There is also the U.S. federal criminal False Claims Act, which is similar to the FCA and imposes criminal liability on those that make or present a false, fictitious or fraudulent claim to the federal government.
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
The HIPAA, as amended by HITECH and their respective implementing regulations, imposes criminal and civil liability for knowingly and willfully executing a scheme, or attempting to execute a scheme, to defraud any healthcare benefit program, including private payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, or falsifying, concealing or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity need not have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
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
Regulations on Company Establishment and Foreign Investment
The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the NPC, in December 1993 and further amended in December 1999, August 2004, October 2005, December 2013 and October 2018, respectively. Recently it was amended in December 2023 and will come into effect in July 2024. According to the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to non-PRC-invested limited liability companies.
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
To implement the regulatory reform introduced by the Innovation Opinions, the Standing Committee of the NPC, the National Medical Products Administration, or the NMPA, a newly formed government authority in 2018 as well as other authorities, are currently responsible for revising the laws, regulations and rules governing the pharmaceutical products and the industry.
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
In May 2022, the NMPA published the draft amendment of the Regulations for the Implementation of the Drug Administration Law, aiming to provide further implementing rules of the Drug Administration Law. The draft proposed to provide 6 years of data exclusivity of undisclosed trial data and other data of certain approved drugs, up to 7- years of market exclusivity for drugs treating rare diseases, and up to 12 months of market exclusivity for pediatric drugs under certain conditions. This draft regulation is not yet finalized.
Regulatory Authorities
Pharmaceutical products in the PRC are monitored and supervised on a national scale by the NMPA. The local provincial medical products administrative authorities are responsible for supervision and administration of drugs within their respective administrative regions. The NMPA was newly formed under the SAMR. The NMPA’s predecessor, the State Drug Administration was replaced by the State Food and Drug Administration, or the SFDA, which was later reorganized into the China Food and Drug Administration, or the CFDA, which was later replaced by SAMR, as part of the institutional reforms implemented by the State Council in 2018.
The primary responsibilities of the NMPA include:
•monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as cosmetics in the PRC;
•formulating administrative rules and policies concerning the supervision and administration of pharmaceutical, medical devices, and cosmetics industry;
•evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•approving and issuing permits for the manufacture, distribution and export/import of pharmaceutical products, medical devices;
•approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products;
•examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics; and
•managing significant accidents involving pharmaceutical products, medical devices and cosmetics.
In 2013, the Ministry of Health, or the MOH, and the National Population and Family Planning Commission were integrated into the National Health and Family Planning Commission of the PRC, or the NHFPC. In March 2018, the First Session of the Thirteenth NPC approved the State Council Institutional Reform Proposal, according to which, NHFPC and some other governmental authorities were consolidated into the National Health Commission, or the NHC. The responsibilities of the NHC include, among others, coordinating the formulation of national drug policies, the national essential medicine system and the National Essential Medicines List and drafting the administrative rules for the procurement, distribution and use of national essential medicines.
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
The CFDA released the Circular Concerning Several Policies on Drug Registration Review and Approval in November 2015, which further clarified the measures and policies for simplifying and accelerating the approval process of clinical trials, including:
•a one-time umbrella approval procedure allowing the overall approval of all phases of a new drug’s clinical trials, replacing the current phase-by-phase application and approval procedure; and
•a fast track drug registration or clinical trial approval pathway for the following applications: (1) registration of innovative new drugs for treating HIV, cancer, serious infectious diseases and orphan diseases, etc.; (2) registration of pediatric drugs; (3) registration of geriatric drugs and drugs treating PRC-prevalent diseases in elders; (4) registration of drugs listed in national major science and technology projects or national key research and development plan; (5) registration of clinical urgently needed drugs using advanced technology, using innovative treatment methods, or having distinctive clinical benefits; (6) registration of non-PRC innovative drugs to be manufactured locally in the PRC; (7) concurrent applications for new drug clinical trials which are already approved in the United States or EU or concurrent drug registration applications for drugs which have applied to the competent drug approval authorities for marketing authorization and passed such authorities’ onsite inspections in the United States or EU and are manufactured using the same production line in the PRC; and (8) clinical trial applications for drugs with urgent clinical need and patent expiry within three years, and manufacturing authorization applications for drugs with urgent clinical need and patent expiry within one year.
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
Trial Exemptions and Acceptance of Foreign Data
The NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data in July 2018, as one of the implementing rules for the Innovation Opinions, which provides that clinical data outside of the PRC can be submitted for the drug registration applications in the PRC. Such applications can be in the form of waivers to PRC-based clinical trials, bridging trials and direct Domestic NDAs. According to the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, sponsors may use the data of non-PRC clinical trials to support drug registration in the PRC, provided that the sponsors must ensure the authenticity, completeness, accuracy and traceability of non-PRC clinical trial data and such data must be obtained consistent with the relevant requirements under the Good Clinical Trial Practice of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or the ICH. Sponsors must also comply with other relevant sections of the Registration Measures when applying for drug registrations in the PRC using non-PRC clinical trial data.
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
Under the authorization of the Standing Committee of the NPC, the General Office of the State Council issued the Pilot Plan for the Drug Marketing Authorization Holder Mechanism in May 2016, which provides a detailed pilot plan for the MAH system in ten Chinese provinces. Under the MAH system, PRC domestic drug research and development institutions and individuals in the pilot regions are eligible to be holders of drug registrations without having to become drug manufacturers. The marketing authorization holders may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and located within the pilot regions. Drugs that qualify for the MAH system are: (1) new drugs (including but not limited to drugs under category I to category IV of chemical drugs, and targeted preparation, sustained release preparation, controlled release preparation under category V of chemical drugs, biological products approved as category I and VII drugs and biosimilars under the Registration Measures) approved after the implementation of the aforesaid pilot plan for the MAH system; (2) generic drugs approved as category III or IV drugs under the Reform Plan for Registration Category of Chemical Medicine; (3) previously approved generics that have passed equivalence assessments against original drugs; and (4) previously approved drugs whose licenses were held by drug manufacturers originally located within the pilot regions, but which have moved out of the pilot regions due to corporate mergers or other reasons.
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
International Multi-Center Clinical Trials
The International Multi-Center Clinical Trial Guidelines (Trial), or the Multi-Center Clinical Trial Guidelines, which was promulgated by the CFDA in January 2015 and came into effect in March 2015, provided guidance on the implementation of Multi-Regional Clinical Trials, or the MRCT, in the PRC. According to the Multi-Center Clinical Trial Guidelines, international multi-center clinical trial applicants may simultaneously perform clinical trials in different centers using the same clinical trial protocol. Where the applicants plan to implement the international multi-center clinical trials in the PRC, the applicants shall comply with relevant laws and regulations, such as the Drug Administration Law, the Implementing Regulations of the Drug Administration Law and the Registration Measures, execute the GCP Rules, make reference to universal international principles such as the ICH-GCP and comply with the laws and regulations of the countries involved in the international multi-center clinical trials. Where the applicants plan to use the data derived from the international multi-center clinical trials for approval of a drug registration in the PRC, it shall involve at least two countries, including the PRC, and shall satisfy the requirements for clinical trials set forth in the Multi-Center Clinical Trial Guidelines, Registration Measures and other related laws and regulations.
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

The CFDA released the Decision on Adjusting Items concerning the Administration of Imported Drug Registration in October 2017, which includes the following key points:
•If the International Multicenter Clinical Trial, or the IMCCT, of a drug is conducted in the PRC, Phase I clinical trial of the drug is allowed simultaneously. The IMCCT drug does not need to be approved or to enter into either a Phase II or III clinical trial in a country outside of the PRC, except for preventive biological products;
•If the IMCCT is conducted in the PRC, the application for drug marketing authorization can be submitted directly after the completion of the IMCCT. The Registration Measures and relevant laws and regulations shall be complied with for registration application;
•With respect to applications for clinical trial and marketing of the imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the non-PRC drug manufacturer is located will not be required; and
•With respect to drug applications that have been accepted before the release of the Decision on Adjusting Items concerning the Administration of Imported Drug Registration, if relevant requirements are met, importation permission can be granted if such applications request exemption of clinical trials for the imported drugs based on the data generated from the IMCCT.
Approval of Human Genetic Resources
The Interim Administrative Measures on Human Genetic Resources, promulgated by the Ministry of Science and Technology, or the MOST, and the MOH in June 1998, aimed at protecting and fairly utilizing human genetic resources in the PRC. The Ministry of Science and Technology promulgated the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading or Exporting Human Genetic Resources, or Taking Such Resources out of the PRC in August 2015, according to which, the sampling, collection or research activities of human genetic resources by a non-PRC-invested sponsor fall within the scope of international cooperation, and the cooperating Chinese organization shall apply for approval of the China Human Genetic Resources Management Office through an online system. The MOST further promulgated the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources in October 2017, which became effective in December 2017 and simplified the approval of sampling and collecting human genetic resources for listing a drug in the PRC.
The Regulations of the PRC on the Administration of Human Genetic Resources, which was promulgated by the State Council in May 2019 and came into effect in July 2019, further stipulates that, in order to obtain marketing authorization for relevant drugs and medical devices in the PRC, no approval is required for international clinical trial cooperation using the PRC’s human genetic resources at clinical institutions without export of human genetic resource materials. However, the type, quantity and usage of the human genetic resource to be used shall be filed with the MOST before clinical trials. Further, the parties of an international collaboration are required to jointly own patents arising from the international cooperation. In practice, the MOST does not mandate this joint ownership requirement on clinical trials conducted by non-PRC parties in China for product registration purposes, but it does impose this requirement on exploratory trials. In March 2024, the Regulations of the PRC on the Administration of Human Genetic Resources was amended, effective from May 2024, under which the HGR regulatory authorities will be transferred from MOST to the NHC. Following this, the NHC will undertake review and approval processes for HGR.
The regulatory framework laid out by the above regulations is confirmed by the Law of Biosecurity of the PRC, which was promulgated by the Standing Committee of the NPC in October 2020 and came into effect in April 2021.
In March 2022, the MOST published the draft Implementing Rules for the Regulations of the PRC on the Administration of Human Genetic Resources, which offered certain clarification on the definition of non-PRC parties, the scope of international collaboration, HGR Information and HGR Materials, as well as criteria for security review. This draft is not yet promulgated.
In March 2023, the 14th National People’s Congress announced a restructuring of the State Council. As a result of the restructuring, the HGR approval authorities remain with the MOST, while the department actually conducting the HGR review and approval work is transferred to the NHC.

In May 2023, the MOST finalized the Implementing Rules for the Regulations of the PRC on the Administration of Human Genetic Resources, coming into effect in July 1, 2023. These Implementing Rules, while confirming the approval and filing requirements under the existing regulations, provide certain clarifications that are relevant to clinical trials conducted by non-PRC parties in China, for instance -

•The definition of non-PRC parties is clarified to include foreign companies and individuals as well as Chinese entities that are under “actual control” by foreign companies and individuals, and the actual control can be exercised by holding more than 50% equity interests or through contractual arrangements, etc.;
•HGR Materials means genetic materials that contain human genomes and genes, such as organs, tissues and cells, etc..
•HGR Information means data on human genes and genomes, and other information and materials generated from the utilization of HGR Materials, but excluding clinical data, imaging data, protein data and metabolic data.
•A filing with the MOST is required before the HGR Information is provided to non-PRC parties other than collaborating parties in the approved international collaboration projects. Further, a security review is needed in case the HGR Information to be provided to non-PRC parties is (i) HGR Information of important genetic pedigrees; (ii) HGR Information from specific regions, or (iii) exome sequencing and genome sequencing information of more than 500 people.
Regulations on Drug Manufacturing and Distribution
Drug Manufacturing
According to the Drug Administration Law and the Implementing Regulations of the Drug Administration Law, a drug manufacturing enterprise is required to obtain a drug manufacturing license from the relevant provincial drug administration authority of the PRC. The grant of such license is subject to an inspection of the manufacturing facilities, and an inspection to determine whether the sanitary condition, quality assurance systems, management structure and equipment meet the required standards. According to the Implementing Regulations of the Drug Administration Law and the Measures on the Supervision and Administration of the Manufacture of Drugs, which was promulgated in August 2004, amended in November 2017 and January 2020 and came into effect in July 2020, the drug manufacturing license is valid for five years and shall be renewed at least six months prior to its expiration date upon a re-examination by the relevant authority. In addition, the name, legal representative, registered address and type of the enterprise specified in the drug manufacturing certificate shall be identical to that set forth in the business license as approved and issued by the industrial and commercial administrative department. To the extent the MAH does not manufacture the drug internally but through a contract manufacturing organization, the MAH shall apply for the drug manufacturing license with the provincial counterpart of the NMPA, subject itself to inspections and other regulatory oversight by the agency.

In October 2023, the NMPA published a No. 132 Circular for Strengthening Supervision and Administration for the MAH’s Contract Manufacturing Activities, setting forth more specific requirements the NMPA has on those MAHs who need to manufacture its products through contract manufacturing organizations.
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

On September 27, 2023, the NMPA published the Quality Administration and Supervision Measures for Drug Distribution and Use, coming into effect on January 1, 2024 and replacing the Measures for the Supervision and Administration of Circulation of Pharmaceuticals and the Measures for the Administration of Drug Distribution License. Adhering to the general requirements in the previous regulations for drug wholesalers and retailers in China, who continue to be subject to the Drug Distribution License issued by the provincial or local authorities, this new NMPA regulation is to implement the 2019 Amendment and sets forth more specific and updated requirements on drug wholesalers and retailers with regard to their quality management systems, personnel, warehousing facilities, product storage and transportation, record keeping, and sales practices to end-users, etc.. Satisfying these requirements would enable the drug wholesalers and retailers to obtain and maintain the Drug Distribution License for their business operations.
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
Patents
According to the Patent Law of the PRC, which was promulgated by the Standing Committee of the NPC in March 1984, amended in September 1992, August 2000, December 2008 and October 2020, and came into effect in June 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and amended in December 2002, January 2010 and December 2023, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and a design patent, commencing from their respective application dates. Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a country outside the PRC for an invention or utility model patent established in the PRC is required to report to the NIPA for confidentiality examination.
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
Regulations on Fire Protection
The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with PRC’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards. The Interim Provisions on the Administration of Fire Protection Design Examination and Acceptance of Construction Projects, which was promulgated in April 2020 and recently amended in August 2023, provides that the fire safety design examination and acceptance systems shall be implemented for special construction projects subject to the standards and restrictions of the specific building area and use. Other construction projects shall be subject to the filing and selective examination systems.
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
According to the Circular of the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of non-PRC investors in the PRC is no longer subject to approval by SAFE; (3) the procedures for capital verification and confirmation that non-PRC-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) PRC domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of non-PRC-invested enterprises is improved. Later, the SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.
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
Dividend Distribution
The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from PRC entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements when handling outward remittance of profits equivalent to more than USD 50,000 for a PRC institution; and (2) PRC entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, PRC shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. Restrictions on our PRC subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations; (ii) each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC subsidiaries are required to complete procedural requirements related to foreign exchange control in order to make dividend payments in non-PRC currency; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on our ability to distribute profits to our investors.
Foreign Exchange Registration of Offshore Investment by PRC Residents
The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in a special purpose vehicle, or the SPV, outside of the PRC directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in PRC domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV.

The Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of direct investment outside of the PRC. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its parent or affiliate outside of the PRC, the capital inflow from the entities outside of the PRC and settlement of foreign exchange capital, and may also subject a relevant PRC company or PRC residents to penalties under PRC foreign exchange administration regulations.
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
According to the Enterprise Income Tax Law promulgated by the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Regulations for the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both PRC domestic enterprises and non-PRC-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under non-PRC law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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
According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if PRC domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, and software services, which are consumed exclusively outside of the PRC, the above-mentioned cross-border taxable activities are exempt from VAT.
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
European Regulations
Our product candidates will be subject to similar laws and regulations imposed by jurisdictions outside of the United States, in particular in EU, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.
Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. The approval process varies from country to country, can involve additional testing beyond that required by FDA, and may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, promotion, and reimbursement vary greatly from country to country.

Non-clinical Studies and Clinical Trials

Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmaco-toxicological) studies must be conducted in compliance with the principles of good laboratory practice, or GLP, as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported and archived in accordance with the GLP principles, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and EU member state regulations and the International Council for on Harmonization of Technical Requirements for Pharmaceuticals for Human Use, or ICH, guidelines on GCP, as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of advanced therapy medicinal products, or ATMPs. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The Clinical Trials Regulation ((EU) No 536/2014), or CTR, became applicable on January 31, 2022, replacing and repealing the Clinical Trials Directive (2001/20/EC), or CTD. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which contains a centralized EU portal and database.

While the CTD required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical trial development may proceed. If the sponsor of the clinical trial is not established within the EU, it must appoint an entity within the EU to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU Member States, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.
The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the CTD, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the CTD remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR.

Any substantial changes to the trial protocol or other information submitted with the CTA must be notified to or approved by the relevant competent authorities and ethics committees. Medicines used in clinical trials must be manufactured in accordance with GMP. Other national and EU-wide regulatory requirements may also apply.

During the development of a medicinal product, the EMA and EU member states’ competent authorities may provide for the opportunity for dialogue and guidance on the development program. At the EMA level, this is usually done in the form of scientific advice, which is given by the CHMP. A fee is incurred with each scientific advice procedure. Advice from the EMA is typically provided based on questions concerning, for example, quality (chemistry, manufacturing and controls testing), nonclinical testing and clinical trials, and pharmacovigilance plans and risk-management programs. Advice is not legally binding with regard to any future Marketing Authorization Application, or MAA, of the product concerned.

Marketing authorization

In order to market our future product candidates in the EU, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining a Marketing Authorization, or MA. To obtain regulatory approval of a product candidate under EU regulatory systems, we must submit a MAA. The process for doing this depends, among other things, on the nature of the medicinal product. There are two types of MAs:
•the “Centralized MAs” are issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Product candidates for Human Use, or CHMP, of the EMA and which is valid throughout the EU. The centralized procedure is mandatory for certain types of product candidates, such as (i) medicinal products derived from biotechnology processes, (ii) designated orphan medicinal products, (iii) ATMPs (such as gene therapy, somatic cell therapy and tissue engineered products), and (iv) medicinal products containing a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The centralized procedure is optional for other products that represent a significant therapeutic, scientific, or technical innovation, or whose authorization would be in the interest of public health, or which contain a new active substance for indications other than those specified to be compulsory;
•“National MAs” are issued by the competent authorities of the EU member states only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a National MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.
Under the above described procedures, before granting the MA, the EMA or the competent authorities of the EU member states make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

PRIME scheme

In July 2016, the EMA launched the PRIority Medicines, or PRIME, scheme. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicines that target unmet medical needs. It is based on increased interaction and early dialogue with companies developing promising medicines, to optimize their product development plans and speed up their evaluation to help them reach patients earlier. Product developers that benefit from PRIME designation can expect to be eligible for accelerated assessment but this is however not guaranteed. The benefit of a PRIME designation include the appointment of a rapporteur from the CHMP before submission of a MA Application, early dialogue and scientific advice at key development milestones, and the potential to qualify product candidates for accelerated review earlier in the application process.
The proposals to revise the EU legislation on pharmaceuticals includes amendments to bolster the PRIME scheme. New provisions are expected to be adopted not before 2026.
Adaptive pathways

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

The adaptive pathways program does not change the standards for the evaluation of benefits and risks or the requirement to demonstrate a positive benefit-risk balance to obtain a MA.
Data and marketing exclusivity.
In the EU, new product candidates authorized for marketing, or reference products, generally receive eight years of data exclusivity and an additional two years of market exclusivity upon MA. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended by one more year (for a maximum of 11 years) in the event of authorization of new therapeutic indications provided that (i) the new application represents a significant clinical benefit in comparison with existing therapies and (ii) the new indication is granted during the first eight years since the initial MA.
There is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product. There are no such guidelines for complex biological products, such as gene or cell therapy medicinal products, and so it is unlikely that biosimilars of those products will currently be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

Orphan medicinal products

In the EU, a medicinal product can be designated as an “orphan medicinal product” if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically-debilitating condition, (2) either (a) such condition affect not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would not generate sufficient return in the EU to justify the necessary investment, and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EU, an application for designation as an orphan product can be made any time prior to submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a MA, orphan medicinal products are entitled to ten years of market exclusivity for the approved indication, which means that during this period, competent authorities cannot accept another MAA, or grant a MA, or accept an application to extend a MA for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

This period of orphan market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, i.e., the prevalence of the condition has increased above the threshold or it is judged that the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, a MA may be granted to a similar orphan medicinal product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product. A company may voluntarily remove a product from the orphan register.
Pediatric investigation plan
In the EEA, MAAs for new medicinal product candidates have to include the results of studies conducted in the pediatric population, in compliance with all measures included in an EMA approved PIP covering all subsets of the pediatric population, unless the EMA's Pediatric Committee, or the PDCO, has granted (1) a product specific waiver, (2) a class waiver, or (3) a deferral for one or more of the measures included in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all the EU member states and study results are included in the product information, even when negative, the product is eligible for a six-month supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, MA of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.
EU Pharmaceutical Legislation Review
On April 26, 2023, the European Commission published the proposals to revise the existing EU legislation on pharmaceuticals, or EU Pharma Law Review. The revision consists of two proposals, a new directive and a new regulation, or EU Pharma Law Proposal, that would repeal and replace the relevant legislation concerning medicinal products for human use, including legislation concerning orphan medicinal products and medicinal products for pediatric use. The EU Pharma Law Review could have a significant impact on the regulatory data protection, or RDP, available for to innovative medicinal products in the EU.

If adopted in current form, the EU Pharma Law Proposal would reduce the current baseline for data exclusivity. Such RDP reduction could lead to a faster access to the EU market for generics and biosimilars. In addition, the EU Pharma Law Review could have a significant impact on the designation of and incentives offered to orphan medicinal products in the EU and on pediatric medicinal products. The proposed revisions remain to be agreed upon and adopted by the European Parliament and European Council and the EU Pharma Law Proposal may therefore be substantially revised before adoption, which is not anticipated before early 2026.

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

In December 2021, Regulation ((EU) 2021/2282) on HTA, or HTA Regulation, was adopted. While the HTA Regulation entered into force in January 2022, it will only begin to apply as from January 12, 2025 for oncology and advanced therapy medicinal product therapies, January 13, 2028 for orphan medicinal products and January 13, 2030 for other medicinal products. It particularly replaces the current system based on the voluntary network of national authorities, and the new framework covers joint clinical assessments, joint scientific consultations, the identification of emerging health technologies, and voluntary cooperation for the national authorities. The HTA Regulation aims to provide a transparent and inclusive framework for health technology assessments in the EU, and it will help EU member states determine the effectiveness and value of new technologies and decide on pricing and reimbursement by health insurers or health systems.

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
Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers, which went into effect in 2013 and will remain in effect through 2032 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. In addition, individual states in the United States have also become increasingly active in implementing regulations designed to address pharmaceutical product pricing, such as transparency measures that require the disclosure of prices, including price or patient reimbursement constraints, discounts, restrictions on specific product access and changes, marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing costs, and research costs, among others. Furthermore, there has been increased interest by third party payors and governmental authorities as to pricing systems and publication of discounts and list prices for drug spending.

In August 2022, President Biden signed into law the Inflation Reduction Act, or IRA, which implements substantial changes to the Medicare program, including drug pricing reforms and changes to the Medicare Part D benefit design. Among other reforms, the IRA imposes inflation rebates on drug and biological product manufacturers for products reimbursed under Medicare Parts B and D if the prices of those products increase faster than inflation which began in 2023; implements changes to the Medicare Part D benefit that, beginning in 2025, will cap benefit annual out-of-pocket spending at $2,000, with new discount obligations for pharmaceutical manufacturers; and, beginning in 2026, establishes a “maximum fair price” for a fixed number of pharmaceutical and biological products covered under Medicare Parts B and D following a price negotiation process with the Centers for Medicare and Medicaid Services. The IRA permits the Secretary of the HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated.

We expect that the healthcare reform measures that have been adopted and may be adopted in the future, may, among other things, result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.
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
C.Organizational Structure.
The following diagram illustrates our corporate structure as of the date of this annual report:
The following table illustrates the principal activities and percentage equity interest as of December 31, 2022 and 2023 for each of our subsidiaries:

			As of December 31,
Name	Principal activities	Jurisdiction of incorporation	2022	2023
Connect Biopharma HongKong Limited	Investment holding	Hong Kong	100%	100%
Connect Biopharm LLC	Pharmaceutical R&D	U.S.	100%	100%
Connect Biopharma Australia PTY LTD	Pharmaceutical R&D	Australia	100%	100%
Suzhou Connect Biopharma Co., Ltd.	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Shanghai) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Beijing) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
Connect Biopharma (Shenzhen) Co., Ltd	Pharmaceutical R&D	PRC	100%	100%
The Company was formed to acquire Connect Biopharma HongKong Limited. As the sole holder of equity in Connect Biopharma HongKong Limited, the Company operates the business and controls the strategic decisions and day-to-day operations of Connect Biopharma HongKong Limited. We have six (6) wholly owned subsidiaries.
D.Property, Plant and Equipment.
We have a research, development and administration facility in Taicang, Jiangsu Province, The People’s Republic of China, where we lease approximately 25,476 square feet of office and laboratory space under leases that expire on April 30, 2026, and an executive and administration office in San Diego, California, where we lease approximately 3,600 square feet of office space under a lease that expires in April 2025. We believe that our facilities are sufficient to meet our current needs and that suitable additional space will be available as and when needed.
In May 2021, we entered into the Land Use Agreement. Pursuant to this agreement, we obtained the right to use approximately 70,400 square meters of state-owned land located in the Taicang High-Tech Industrial Development Zone for a period of fifty years. We acquired the land use rights to build a research and development laboratory, manufacturing facility and office. We terminated the plan to build such facilities and wrote off related construction costs in the amount of USD 4.7 million to Net impairment losses in our Consolidated Statements of Net Loss during the year ended December 31, 2022. As of December 31, 2022, we have paid an aggregate of approximately RMB 22.3 million (USD 3.5 million) for the land use rights and have recorded them as right-of-use assets in our Consolidated Balance Sheets.
In connection with the Land Use Agreement described above, we entered into an Investment Agreement with the Jiangsu Taicang HIDC, a local government authority in Taicang. Pursuant to this agreement, the Jiangsu Taicang HIDC agreed to provide specific financial support and incentives in connection with the development of our facilities that were previously contemplated by the Land Use Agreement. As of December 31, 2022, we provided pursuant to this agreement approximately RMB 525.5 million (USD 75.4 million) of cash into our Connect Suzhou research and development operations to fund research, development, and administration expenses at our Taicang facility.
In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The cancellation registration of the land use rights was completed in April 2023 and the Company received the purchase price in September 2023.
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
Our consolidated financial statements are presented in U.S. dollars, or USD. The Company elected to change its presentation currency from RMB to USD with effect from January 1, 2023. Figures have been re-presented from January 1, 2021 to reflect the change in presentation currency from RMB to USD.
Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 20).
A.Operating Results
Overview
We are a global clinical-stage biopharmaceutical company developing therapies for the treatment of T cell-driven inflammatory diseases. Our core expertise is in the use of functional cellular assays with T cells to screen and discover potent product candidates against immune targets. Our two most advanced clinical-stage programs include highly differentiated product candidates against validated targets. Our lead product candidate, rademikibart, is an antibody designed to target IL-4Rα, which is a validated target for the treatment of inflammatory diseases such as AD and asthma. The estimated global market for AD was approximately $8.5 billion in 2022 and is expected to grow to $23.2 billion by 2028, with a compound annual growth rate, or CAGR, of 18.2%. The estimated global market for asthma was approximately $8.8 billion in 2022 and is expected to exceed $12.0 billion by 2028, a CAGR of 6.0%. We recently completed a pivotal trial in moderate-to-severe AD patients in the PRC, in which primary and key secondary endpoints were met in Stage 1 of the trial, followed by strong efficacy demonstrated during the Stage 2 maintenance portion of the trial. We also recently completed a global Phase 2b trial evaluating rademikibart in Type 2 inflammatory asthma, in which primary and key secondary endpoints were met. We are evaluating the initiation of a global Phase 3 program in adult patients with moderate-to-severe AD or moderate-to-severe asthma. Furthermore, we are developing icanbelimod, a modulator of a T cell receptor known as sphingosine 1-phosphate receptor 1, or S1P1, for the treatment of inflammatory bowel disease, or IBD. Specifically, we are developing icanbelimod for ulcerative colitis, or UC, in the context of seeking out-licensing partnerships.

Since our inception, we have devoted our resources to developing a differentiated drug discovery approach based on our deep understanding of the immune system and conducting preclinical studies and clinical trials, as well as protecting our intellectual property estate comprising multiple patent families. Additionally, we have applied resources to business planning and capital raising to develop a pipeline of product candidates. We have funded our operations primarily through equity and preferred shares financing. On March 23, 2021, we completed our initial public offering, or the IPO, for a total cash consideration of USD 219.9 million, before netting underwriting discounts and commissions of USD 15.4 million. As of December 31, 2023, we had USD 106.0 million in cash and cash equivalents and USD 12.6 million in short-term investments.
As a research intensive, innovation-focused entity, we have incurred losses and experienced negative operating cash flows since inception. Our net losses were USD 118.1 million and USD 59.5 million for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated loss of USD 539.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we conduct our ongoing and planned preclinical studies and clinical trials, continue our research and development activities, and seek regulatory approvals for our product candidates, as well as hire additional personnel, obtain and protect our intellectual property and expand our pipeline of product candidates.
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
Key Factors and Trends Affecting Our Business
The future success of our business is predicated on the continuation of our research and development programs, initially by advancing rademikibart and icanbelimod through Phase 2 and Phase 3 clinical trials and then seeking regulatory approval in the United States, the PRC, Europe, Australia and other jurisdictions. We do not currently have sufficient capital resources to complete late-stage clinical trials of all our product candidates or in all planned indications.
Key Components of Our Results of Operations
Revenue

We have executed an exclusive license and collaboration agreement and expect to recognize license revenue once the company substantially completes the transfer of the IP and know-how to the licensee. We do not currently have any approved products and do not expect to generate product revenue unless we obtain regulatory approval and commercialize our product candidates in the future.
Operating Expenses
Research and Development Expenses
Research and development expenses are primarily related to third-party clinical trial costs, drug manufacturing costs, and other preclinical research for our product candidates and discovery efforts, along with payroll and related expenses and share-based compensation costs.
Elements of research and development expenses primarily include (1) clinical trial expenses such as payments to CROs, investigators and clinical trial sites that conduct the clinical studies; (2) manufacturing costs for drug substance and drug product used in clinical trials; (3) expenses related to preclinical testing of our technologies; (4) consultant service related to the design of clinical trials and data analysis, (5) payroll and other related expenses of personnel engaged in research and development activities, (6) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility-related expenses, and (7) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

The majority of our third-party expenses have been related to the development of rademikibart and icanbelimod. During the years ended December 31, 2022 and 2023, we spent USD 54.1 million and USD 36.6 million, respectively, in clinical trial related expenses relating to rademikibart, and USD 26.3 million and USD 3.6 million, respectively, in clinical trial related expenses relating to icanbelimod. We deploy our personnel and facility-related resources across all of our research and development activities. We have substantially increased our research and development expenditures as we continue the development of our product candidates and conduct discovery and research activities for our preclinical programs. Product candidates in a later stage of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later stage clinical trials. We expect that our research and development costs will continue to increase as we conduct ongoing, and plan and conduct new, preclinical studies and clinical trials and manufacture our product candidates.
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
Our clinical development costs are highly uncertain and may vary significantly based on factors such as:
•per patient trial costs;
•the number of trials required for approval;
•the number of sites included in the trials;
•the countries in which the trials are conducted;
•the length of time required to enroll eligible patients;
•the number of patients that participate in the trials;
•the drop-out or discontinuation rates of patients;
•potential additional safety monitoring requested by regulatory agencies;
•the duration of patient participation in the trials and follow-up;
•the cost and timing of manufacturing our product candidates;
•the phase of development of our product candidates; and
•the efficacy and safety profile of our product candidates.
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
Administrative Expenses
Administrative expenses primarily include payroll and related expenses for employees involved in general corporate functions including finance, legal, information technology, business development, investor relations, and human resources, share-based compensation costs, insurance costs, third-party audit and accounting fees, legal fees, rental and depreciation expenses related to facilities and equipment used by these functions, professional service expenses and other general corporate related expenses.
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
Finance Income
Finance income is comprised primarily of interest income earned from short-term and long-term investments, bank and term deposits.
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
Income Tax Expense
Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where we operate. We are incorporated in the Cayman Islands with subsidiaries in Hong Kong, China (PRC), Australia and the United States and is exempt from income tax in the Cayman Islands. Our United States entity is a service provider for the Hong Kong entity and as a result its cost-plus income is subject to taxation in the United States. There is no tax expense in Hong Kong, PRC or Australia as there was no estimated assessable profit that was subject to tax during the years ended December 31, 2022 and 2023.

Results of Operations
Comparison of the Years Ended December 31, 2022 and 2023
The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
(In thousands)	2022	2023	Change

Research and development expenses	$(96,630)	$(51,913)	$44,717
Administrative expenses	(20,806)	(14,515)	6,291
Net impairment losses	(4,698)	—	4,698
Other income	929	1,580	651
Other gains—net	1,889	2,774	885
Operating loss	(119,316)	(62,074)	57,242
Finance income	1,544	2,714	1,170
Finance cost	(21)	(23)	(2)
Finance (cost)/income—net	1,523	2,691	1,168
Net loss before income tax	(117,793)	(59,383)	58,410
Income tax expense	(298)	(120)	178
Net loss for the year	$(118,091)	$(59,503)	$58,588
Research and Development Expenses
Research and development expenses decreased by USD 44.7 million from USD 96.6 million for the year ended December 31, 2022 to USD 51.9 million for the year ended December 31, 2023, primarily due to a decrease of USD 41.0 million in third-party clinical trial costs and associated drug substance and drug product manufacturing costs. During the year ended December 31, 2022 we had more drug substance and drug product manufacturing activity for both rademikibart and icanbelimod as well as three additional clinical trials, the global Phase 2 trial for icanbelimod in UC, a global Phase 2 trial for rademikibart in the CSwNP indication, and a Phase 1 trial of a histamine receptor antagonist for pruritus associated with atopic dermatitis, that all ended prior to 2023. In addition, our personnel costs decreased by USD 3.8 million for the year ended December 31, 2023 due to a reduction in research and development personnel.
Administrative Expenses
Administrative expenses decreased by USD 6.3 million from USD 20.8 million for the year ended December 31, 2022 to USD 14.5 million for the year ended December 31, 2023. The decrease in administrative expenses was primarily due to a USD 3.6 million reduction in professional services including consulting costs, recruiting fees, legal fees, and insurance costs, and a USD 2.3 million reduction in payroll and related compensation and benefit expenses for slightly lower headcount and lower share-based compensation expense.
Other Income
Other income increased by USD 0.7 million from USD 0.9 million for the year ended December 31, 2022 to USD 1.6 million for the year ended December 31, 2023. This increase was primarily related USD 0.7 million in subsidies from the Chinese local government and a USD 0.9 million incentive from the Australian government for research and development activities.
Other Gains—Net
Other gains—net, increased by USD 0.9 million from USD 1.9 million for the year ended December 31, 2022 to USD 2.8 million for the year ended December 31, 2023. The increase was primarily attributable to a USD 2.3 million increase in investment income from investments recorded at fair value through profit and loss offset by a decrease in USD 1.1 million in net foreign exchange gains. During 2023, the USD exchange rates against RMB increased slightly as compared to 2022, leading to less higher foreign exchange gains in 2023.
Finance Income
Finance income increased by USD 1.2 million from USD 1.5 million for the year ended December 31, 2022 to USD 2.7 million for the year ended December 31, 2023. The increase was primarily due to (i) a USD 0.5 million increase in interest from bank and term deposits and (ii) a USD 0.7 million increase in investment income from investments recorded at fair value through other comprehensive income/(loss).
Finance Costs
Finance costs remained the same at USD 0.02 million for each of the years ended December 31, 2022 and 2023, respectively.
Income Tax Expense
Income tax expense decreased by USD 0.2 million from USD 0.3 million for the year ended December 31, 2022 to USD 0.1 million for the year ended December 31, 2023. The decrease is mainly related to lower activity during the year ended December 31, 2022 in Connect US, which for income tax purposes is a service provider for Connect HK and as a result its cost-plus income is taxed for federal and state income tax purposes in the United States.
Comparison of the Years Ended December 31, 2021 and 2022
The following table summarizes key components of our results of operations for the periods indicated:

	Year Ended December 31,
(In thousands)	2021	2022	Change

Research and development expenses	$(80,496)	$(96,630)	$(16,134)
Administrative expenses	(19,014)	(20,806)	(1,792)
Net impairment losses	—	(4,698)	(4,698)
Other income	2,950	929	(2,021)
Other (losses)/gains—net	(1,547)	1,889	3,436
Operating loss	(98,107)	(119,316)	(21,209)
Finance income	97	1,544	1,447
Finance cost	(7)	(21)	(14)
Finance income—net	90	1,523	1,433
Fair value loss of financial instruments with preferred rights	(103,983)	—	103,983
Net loss before income tax	(202,000)	(117,793)	84,207
Income tax expense	(266)	(298)	(32)
Net loss for the year	$(202,266)	$(118,091)	$84,175
Research and Development Expenses
Research and development expenses increased by USD 16.1 million from USD 80.5 million for the year ended December 31, 2021 to USD 96.6 million for the year ended December 31, 2022, primarily due to an increase of USD 15.6 million in third-party clinical trial costs for advancing our lead product candidates into later clinical trial phases. Specifically, in 2022, we completed a global Phase 2b clinical trial of rademikibart in the United States, the PRC, Australia and New Zealand and initiated a stand-alone pivotal clinical trial of rademikibart in the PRC for adult AD patients with moderate-to-severe AD, which significantly increased clinical trial and manufacturing expenses. In addition, we incurred additional drug supply and clinical expenses related to the global Phase 2 clinical trials of rademikibart for asthma and chronic rhinosinusitis with nasal polyposis, or CRSwNP, indications and the global Phase 2 trial for icanbelimod in UC and Crohn’s disease, or CD, indications.

Administrative Expenses
Administrative expenses increased by USD 1.8 million from USD 19.0 million for the year ended December 31, 2021 to USD 20.8 million for the year ended December 31, 2022. The increase in administrative expenses was primarily due to (i) a USD 1.5 million increase in payroll and related expenses for additional headcount, including share-based compensation expense, and resources needed in support of the growth of our business operations, (ii) a USD 0.2 million increase in office and software expenses, and (iii) a USD 0.3 million increase in depreciation and amortization expense.
Net impairment losses
Net impairment losses during 2022 of USD 4.7 million are attributable to the write-off of construction in process assets related to the termination of the construction project to build a research and development laboratory, manufacturing facility, and administrative offices on land purchased in 2021. In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The cancellation registration of the land use rights was completed in April 2023 and the Company received the purchase price in September 2023.
Other Income
Other income decreased by USD 2.1 million from USD 3.0 million for the year ended December 31, 2021 to USD 0.9 million for the year ended December 31, 2022. This decrease was primarily related to a one-time grant of USD 1.7 million received in 2021 from the PRC government for the Company’s achievement of an IPO listing.
Other (Losses)/Gains—Net
Other (losses)/gains—net, increased by USD 3.4 million from USD 1.5 million of other losses for the year ended December 31, 2021 to USD 1.9 million of net gains for the year ended December 31, 2022. The increase was primarily attributable to (i) USD 2.0 million favorable fluctuations in foreign exchange rates in 2022 and (ii) a USD 0.2 million increase in investment income from investments recorded at fair value through profit and loss, and (iii) during 2021, the Company incurred a loss of USD 1.1 million due to a phishing incident which resulted in the Company remitting such amount to an account set up by the phishers rather than to one of the Company’s vendors. No loss of company data nor any loss or compromise of third-party information has been discovered related to this phishing incident. During 2022, the USD exchange rates against RMB strengthened, leading to higher foreign exchange gains in 2022.
Finance Income
Finance income increased by USD 1.4 million from USD 0.1 million for the year ended December 31, 2021 to USD 1.5 million for the year ended December 31, 2022. The increase was primarily due to (i) a USD 0.1 million increase in interest from bank and term deposits and (ii) a USD 1.4 million increase in investment income from investments recorded at fair value through other comprehensive income/(loss).
Finance Costs
The change in finance costs year over year was insignificant.
Fair Value Loss of Financial Instruments with Preferred Rights
Fair value loss of financial instruments with preferred rights decreased by USD 104.0 million from USD 104.0 million for the year ended December 31, 2021 to USD nil for the year ended December 31, 2022. All of the Company's financial instruments with preferred rights were converted into ordinary shares in 2021 in connection with the Company's IPO.
Income Tax Expense
Income tax expense increased by USD 0.03 million from USD 0.3 million for the year ended December 31, 2021 to USD 0.3 million for the year ended December 31, 2022. The increase is mainly related to higher research and development activity during the year ended December 31, 2022 in Connect US, which for income tax purposes is a service provider for Connect HK and as a result its cost-plus income is taxed for federal and state income tax purposes in the United States.

Critical Accounting Policies and Estimates
Our consolidated financial statements were prepared in accordance with IFRS Accounting Standards issued by the IASB. Our consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial instruments with preferred rights.
The Company elected to change its presentation currency from RMB to USD with effect from January 1, 2023. Figures have been re-presented from January 1, 2021 to reflect the change in presentation currency from RMB to USD. This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with International Accounting Standards ("IAS") 8, Accounting Policies, Changes in Accounting Estimates and Errors, and is affected in these consolidated financial statements in accordance with the requirements set out in IAS 21, The Effects of Changes in Foreign Exchange Rates.
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
(a)Research and development expenses
We incur costs and expenses on research and development activities. Research expenditures are charged to the profit or loss as an expense in the period the expenditure is incurred. Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following can be demonstrated:
•the technical feasibility to complete the development project so that it will be available for use or sale;
•the intention to complete the development project to use or sell the product;
•the ability to use or sell the product;
•the manner in which the development project will generate probable future economic benefits for us;
•the availability of adequate technical, financial and other resources to complete the development project and use or sell the product; and
•the expenditure attributable to the asset during its development can be reliably measured.
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
(b)Revenue from contracts with customers
The Company may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates. These arrangements may contain multiple components, such as (i) licenses and (ii) research and development activities. Payments pursuant to these arrangements may include non-refundable and refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under such an agreement, the Company performs the following steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract, including whether they are capable of being distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as the Company satisfies each performance obligation.
(c)Recognition of share-based compensation expenses
In order to attract and retain the right talent, we offer share-based compensation incentives to our employees, directors and consultants. We used a Binomial Option Pricing model to determine the total fair value of the awarded options, which is to be expensed over the vesting period. Significant estimate on assumptions, such as the grant date share price, expected volatility, expected early exercise multiple, option life, risk-free interest rate and dividend yield, are required to derive such expense amounts. Separately, we used the Black-Scholes option-pricing model to determine the fair value of Employee Share Purchase Plan, or ESPP, compensation expense calculation as of the grant date. As we continue to grow and move into key stages of product development, we expect to continue offering share-based incentives to our employees, directors and consultants and the amount of expenses may increase in the future.
Key assumptions are set forth as follows:

	Stock Incentive Plan		ESPP
	Year Ended December 31,		Year Ended December 31,
	2022	2023	2022	2023
Weighted average exercise price during the year	$3.44	$1.12	(i)	(ii)
Grant date share price	$0.75~$4.91	$0.77~$1.29	$0.86~$1.86	$1.05
Risk-free interest rate	1.9%~3.4%	3.6%~4.4%	1.5%~4.8%	4.1%~5.1%
Expected volatility	61.4%~62.0%	59.3%~60.10%	51.1%~60.2%	46.96%~52.32%
Option life	10 years	10 years	0.5~2.0 years	0.5~2.0 years
Expected early exercise multiple	2.2~2.8	2.2~2.8	N/A	N/A
Dividend yield	Nil	Nil	Nil	Nil
Forfeiture rate	3.0%-10.8%	*8.3%-12.3%	3.0%	3.0%-5.0%
Weighted average fair value of options granted during the year	$1.98	$0.64	$0.71	$0.40
*- During the year ended December 31, 2023, the forfeiture rates for executives ranged from 8.3% to 12.3% and for all other employees ranged from 9.5% to 11.7% for all other employees.
(i)- Discounted ESPP price for issued shares during the year ended December 31, 2022 was USD 0.74.
(ii) - Discounted ESPP prices for issued shares during the year ended December 31, 2023 were USD 0.73 and USD 0.89.
Description of key assumptions:
•Grant date share price—Based on our closing price on the date of grant.
•Risk-free interest rate—The risk-free rate is based on the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.
•Expected volatility—We adopted the average volatility of the comparable companies as the proxy of the expected volatility of the underlying share. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the stock options.
•Option life—We adopted option life in accordance with the contractual terms of the options.
•Expected early exercise multiple—We estimated expected early exercise multiple for employee grantees and senior management grantees respectively by making reference to academic research.
•Dividend yield—We have no history of paying cash dividends on our ordinary shares and do not expect to pay dividends in the foreseeable future.

•Forfeiture rate—We estimated the probability of employee grantees exit based on the historical records.
Recently Issued and Adopted Accounting Pronouncement
For information on the standards applied for the first time as of January 1, 2023, please refer to our consolidated financial statements as of December 31, 2023.
B.Liquidity and Capital Resources
Overview
We are a clinical development stage company that has generated no revenues and are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of December 31, 2023, we had an accumulated losses of USD 539.3 million, and we expect to continue to incur significant losses for the foreseeable future. As of December 31, 2023, we had cash and cash equivalents of USD 106.0 million and short-term investments of USD 12.6 million. Our principal sources of funding have historically been continuous cash contributions from common equity holders and preferred shareholders, including our IPO that we completed on March 23, 2021 for total cash consideration of USD 219.9 million before underwriting discounts and commissions. We currently have an effective shelf registration statement covering the offering of up to USD 300,000,000 in the aggregate of our ADSs, including up to USD 150,000,000 of our ADSs that may be issued and sold from time to time “at the market” under a sales agreement with Leerink Partners LLC (formerly SVB Securities LLC) and Cantor Fitzgerald & Co. There has been no take down from the shelf registration statement or sale of ADSs under such sales agreement, but any such financing if effected will be likely to cause substantial dilution to holders of our securities.
We believe, based on our current operating plan and expected expenditures, that our existing cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated operating cash expenditures for at least the next 12 months from the issuance date of our financial statements as of and for the year ended December 31, 2023 and meet the requirements of a going concern. In the long-term, we will continue to seek additional fundraisings, licensing, or partnership proceeds to sufficiently fund our late-stage clinical trials for our product candidates.
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
In addition, we have received development incentives and subsidies from the PRC government. During the years ended December 31, 2023 and 2022, we received approximately USD 0.7 million and USD 0.9 million, respectively.
The following table summarizes the cash transferred from our holding company to our operating subsidiaries:

	Year Ended December 31,
	2021	2022	2023
(In thousands)
Cash Flow from Connect Biopharma Holdings Limited to:
Connect Biopharma HongKong Limited	$105,483	$96,800	$40,000
Total cash transferred to operating subsidiaries	$105,483	$96,800	$40,000

	Year Ended December 31,
	2021	2022	2023
(In thousands)
Connect Biopharma HongKong Limited to:
Connect Biopharm LLC	$48,510	$62,000	$33,000
Suzhou Connect Biopharma Co., Ltd.	55,871	25,000	6,000
Connect Biopharma Australia PTY LTD	—	6,800	1,000
Total cash transferred to operating subsidiaries	$104,381	$93,800	$40,000
The amounts funded from Suzhou Connect Biopharma Co., Ltd to other the PRC subsidiaries were insignificant. There were no distributions, dividends or any other transfers out from any of the PRC entities to any of our entities outside of the PRC.
Cash Flows for the Years Ended December 31, 2021, 2022 and 2023
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
(In thousands)
Cash Flow Data:
Net cash used in operating activities	$(84,324)	$(101,520)	$(47,930)
Net cash (used in) / generated from investing activities	(5,207)	(86,243)	75,155
Net cash generated used in financing activities	202,220	(85)	(246)
Net increase / (decrease) in cash and cash equivalents	$112,689	$(187,848)	$26,979
Operating Activities
During the year ended December 31, 2023, net cash used in operating activities was USD 47.9 million, primarily due to net loss before tax of USD 59.4 million, offset by certain adjustments of USD 2.0 million and a positive working capital change in our operating assets and liabilities of USD 9.5 million. These adjustments consisted primarily of share-based compensation expense of USD 3.3 million, and depreciation and amortization expense of USD 1.0 million, offset by net foreign exchange differences of USD 0.4 million and interest income of USD 2.0 million. The positive working capital change in operating assets and liabilities was primarily due to an increase in contract liabilities for the Simcere license-out revenue contract of USD 13.3 million, a decrease in other receivables and prepayments of USD 1.0 million driven by clinical trial prepayments to CROs for rademikibart and icanbelimod and a decrease in other non-current assets of USD 0.1 million due to collection of value-added tax, or VAT, balances which can offset against future VAT payables, offset by a decrease in deferred government grants of USD 0.2 million, a decrease in trade payables of USD 4.3 million due to timing of payments on outstanding payables, and an increase in other payables and accruals of USD 0.5 million due to timing of payments on outstanding payables.
During the year ended December 31, 2022, net cash used in operating activities was USD 101.5 million, primarily due to net loss before tax of USD 117.8 million, offset by certain adjustments of USD 9.8 million and a positive working capital change in our operating assets and liabilities of USD 6.5 million. These adjustments consisted primarily of share-based compensation expense of USD 6.9 million, net impairment losses recognized on the write-off of construction in process of USD 4.7 million, and depreciation and amortization expense of USD 1.0 million, offset by net foreign exchange differences of USD 1.5 million and interest income of USD 1.4 million. The positive working capital change in operating assets and liabilities was primarily due to decrease in trade payables of USD 0.8 million due to timing of payments on outstanding payables, combined with a decrease in other receivables and prepayments of USD 4.1 million driven by clinical trial prepayments to CROs for rademikibart and icanbelimod and a decrease in other non-current assets of USD 2.7 million due to collection of value-added tax, or VAT, balances which can offset against future VAT payables, and an increase in other payables and accruals of USD 0.5 million.
During the year ended December 31, 2021, net cash used in operating activities was USD 84.3 million, primarily due to net loss before tax of USD 202.0 million, offset by certain adjustments of USD 114.1 million and a positive working capital change in our operating assets and liabilities of USD 3.6 million. These adjustments consisted primarily of the fair value changes in financial instruments with preferred rights of USD 104.0 million, share-based compensation expense of USD 9.0 million, the net foreign exchange differences of USD 0.5 million, and depreciation and amortization expense of USD 0.6 million. The positive working capital change in operating assets and liabilities was primarily due to an increase in trade payables of USD 9.0 million due to timing of payments on outstanding payables, offset by an increase in other receivables and prepayments of USD 2.3 million driven by clinical trial prepayments to CROs for rademikibart and icanbelimod and an increase in other non-current assets of USD 1.4 million due to higher deductible value-added tax, or VAT, balances which can offset against future VAT payables as well as a decrease in other payables and accruals of USD 1.7 million due to timing of payments on outstanding payables.
Investing Activities
During the year ended December 31, 2023, net cash generated from investing activities of USD 75.2 million was primarily related to maturities of financial assets recorded at fair value through other comprehensive income of USD 103.6 million, the purchase of financial assets recorded at fair value through other comprehensive income of USD 31.0 million, net sales of financial assets recorded at fair value of less than USD 0.1 million, and the disposal of purchase of property, plant and equipment of USD 2.9 million.
During the year ended December 31, 2022, net cash used in investing activities of USD 86.2 million was primarily related to maturities of financial assets recorded at fair value through other comprehensive income of USD 27.7 million, the purchase of financial assets recorded at fair value through other comprehensive income of USD 109.6 million, net sales of financial assets recorded at fair value of less than USD 0.1 million, and the purchase of property, plant and equipment of USD 4.4 million.
During the year ended December 31, 2021, net cash used in investing activities of USD 5.2 million was primarily related to the proceeds from sale of financial assets of USD 20.1 million, offset by the purchase of financial assets of USD 18.0 million, the purchase of property, plant and equipment of USD 3.8 million, the lease payments of USD 3.4 million.
Financing Activities
During the years ended December 31, 2023 and 2022, the net cash used in financing activities of USD 0.2 million and USD 0.1 million, respectively, are primarily resulting from the payment for lease liabilities.
During the year ended December 31, 2021, net cash generated from financing activities was USD 202.2 million, primarily resulting from the receipt of USD 220.0 million)of gross proceeds from the sales of ordinary shares, partially offset by the payments made to repurchase treasury shares of USD 0.6 million, the payments in relation to listing expenses of USD 17.1 million and the payments of lease liabilities of USD 0.1 million.
Material Cash Requirements
As discussed below, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease obligations. We intend to fund our existing and future material cash requirements with our existing cash, cash equivalents and short-term investments balance. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
As of December 31, 2023, we have no material commitments.
Disclosure of Contractual Obligations
Our contractual obligations are shown as financial liabilities according to their classifications in the Consolidated Balance Sheets. Lease liabilities are classified according to the contractual term in the leasing agreements. In 2021, we entered into a three-year office lease agreement for approximately 3,600 square feet in San Diego, California, and the lease commenced in March 2022. In 2023, we renewed a three-year lease for a research, development and administration facility in Taicang, Jiangsu Province, The People’s Republic of China, for approximately 25,476 square feet of office and laboratory space under leases that expire on April 30, 2026, The lease obligation over the remaining lease term is approximately USD 0.5 million. As of December 31, 2023, we had a contract liability for the upfront fee received under the Simcere Agreement of USD 13.3 million.

Holding Company Structure
We are a holding company that conducts its operations primarily through our various subsidiaries. As a result, our ability to pay dividends depends upon dividends paid to us by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries of our company incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our PRC subsidiaries, and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund specific statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds, a discretionary surplus fund and an enterprise expansion fund at its discretion or in accordance with its articles of association. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of the PRC is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2023, the amount restricted, including paid-in capital, as determined in accordance with PRC accounting standards and regulations, was 85.3 million RMB.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
D.Trend Information
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
E.Critical Accounting Estimates
Not Applicable
Safe Harbor
See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
A.Directors and Senior Management.
Executive Officers and Directors
The following table presents information about our current executive officers and directors, including their ages as of the date of this annual report:

Name	Age	Position
Executive Officers
Zheng Wei, Ph.D. (3)	60	Chief Executive Officer and Director
Wubin Pan, Ph.D.	60	President and Chairperson of the Board of Directors
Steven Chan	52	Chief Financial Officer

Non-Executive Directors
Kleanthis G. Xanthopoulos, Ph.D. (2)	66	Lead Independent Director
James Huang (1)(2)	58	Director
Kan Chen, Ph.D. (3)	42	Director
Jean Liu (1)(3)	55	Director
Karen J. Wilson (1)(2)	60	Director
(1)Audit committee member
(2)Compensation committee member
(3)Nominating and Corporate Governance committee member
The current business address for our executive officers and board of directors is c/o Connect Biopharma Holdings Limited, 12265 El Camino Real, Suite 350, San Diego, CA 92130, U.S.A.
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

Kan Chen, Ph.D. Dr. Chen has served as a member of our board of directors since December 2020. Dr. Chen is currently a partner and previously a principal at Qiming Weichuang Venture Capital Management (Shanghai) Co. Ltd., where he has served with a focus on healthcare investment since February 2016. Dr. Chen has also served on the boards of directors of Antengene Corporation Limited, CANbridge Pharmaceuticals Inc. and Zion Pharma Limited since March 2021, December 2020 and August 2020, respectively, and he served as a director of Abbisko Cayman Limited from February 2020 to June 2021. From October 2014 to January 2016, Dr. Chen was a senior scientist at Johnson & Johnson, where he focused on cancer medicine. Prior to that, Dr. Chen was a group leader at Jiangsu Hengrui Medicine, where he specialized in cancer immunotherapies. Dr. Chen completed his postdoctoral training in immunology at Harvard Medical School, earned his Ph.D. in Cell Biology from Case Western Reserve University and earned his B.S. in Biological Sciences from Fudan University. We believe that Dr. Chen is qualified to serve as a member of our board of directors because of his experience as an investor in biopharmaceutical companies and his expertise in immunology and drug discovery.

James Huang. Mr. Huang has served as a member of our board of directors since February 12, 2024. Mr. Huang is the Founding Managing Partner of Panacea Venture, a life science focused investment firm with a focus on investments in innovative and transformative early and growth stage healthcare and life sciences companies worldwide. Prior to Panacea, Mr. Huang was Managing Partner at Kleiner Perkins (KPCB) China and a Managing Partner at Vivo Ventures, a venture capital firm specializing in life sciences investments. He was also the president of Anesiva, Inc., a biopharmaceutical company focused on pain-management treatments. Earlier in his career, he held senior roles in business development, sales, marketing, and R&D with Tularik Inc. (acquired by Amgen Inc.), GlaxoSmithKline LLC, Bristol-Myers Squibb Company and ALZA Corp. (acquired by Johnson & Johnson). Additionally, Mr. Huang served on the board of directors of Casi Pharmaceuticals, Inc. from April 2013 to April 2023, Windtree Therapeutics, Inc. from December 2018 to April 2023 and Alaunos Therapeutics, Inc. from July 2020 to September 2023. Currently, Mr. Huang serves as a director on the board of directors of a number of companies, including Kindstar Globalgene Technology, Inc. (9960.HK). He received an M.B.A. from the Stanford Graduate School of Business and a B.S. degree in chemical engineering from the University of

California, Berkeley. We believe that Mr. Huang is qualified to serve as a member of our board of directors because of his experience as an investor in the healthcare and life sciences companies and his expertise in the biopharmaceutical industry.
Jean Liu. Ms. Liu has served as a member of our board of directors since August 2021. Ms. Liu was the Chief Legal Officer at Seagen Inc., a global, multi-product biotechnology company, which was acquired by Pfizer in December 2023, where she has served since 2014. Previously, Ms. Liu served as the Vice President of General Counsel at Halozyme Therapeutics, Inc. and as the Chief Legal Officer and Corporate Secretary at Durect Corporation. Earlier in her career, Ms. Liu was an attorney at Pillsbury, Madison & Sutro LLP (now Pillsbury Winthrop Shaw Pittman LLP) and Venture Law Group, where she advised on technology transfer, licensing, patents, and copyright and trademark litigation. Ms. Liu holds a B.S. in Cellular and Molecular Biology from the University of Michigan, an M.S. in Biology from Stanford University, and a J.D. from Columbia University. We believe Ms. Liu is qualified to serve as a member of our board of directors because of her legal expertise and senior executive experience in biopharmaceutical companies.

Karen J. Wilson. Ms. Wilson has served as a member of our board of directors since December 2020. Ms. Wilson is also currently a member of the boards of directors of Elicio Therapeutics, Inc. (formerly Angion Biomedica) and LAVA Therapeutics B.V. Ms. Wilson also served as a member of the board of directors of Vaxart, Inc. between August 2020 to August 2022. Ms. Wilson served as Senior Vice President of Finance at Jazz Pharmaceuticals plc until September 2020 after serving as Vice President of Finance and Principal Accounting Officer. Prior to joining the Jazz Pharmaceuticals organization in February 2011, Ms. Wilson served as Vice President of Finance and Principal Accounting Officer at PDL BioPharma, Inc. from 2009 to January 2011. She also previously served as a Principal at the consulting firm of Wilson Crisler LLC, Chief Financial Officer of ViroLogic, Inc., Chief Financial Officer and Vice President of Operations for Novare Surgical Systems, Inc., and as a consultant and auditor for Deloitte & Touche LLP. Ms. Wilson is a Certified Public Accountant and received a B.S. in Business from the University of California, Berkeley. We believe that Ms. Wilson is qualified to serve as a member of our board of directors because of her expertise in finance and accounting and her senior executive experience in the pharmaceutical industry.
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
B.Compensation
The aggregate compensation awarded to, earned by and paid to our directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2023 was approximately USD 3.9 million . Our PRC subsidiaries are required by law to make contributions equal to specific percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and executive officers who were employed by or otherwise performed services for us with respect to the fiscal year ended December 31, 2023 was $0.1 million. The foregoing aggregate compensation amounts include compensation paid to Dr. Chin Lee, M.D., M.P.H., who served as our Chief Medical Officer until August 6, 2023, and was an executive officer prior to his termination of employment. Dr. Lee did not receive any cash compensation in connection with his resignation.
In 2023, our executive officers had the opportunity to earn annual cash bonuses to compensate them for attaining company and individual performance goals. Each officer had an annual target bonus for 2023 that is expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2023 were generally based on company-wide objectives related to our clinical development programs and individual contributions and were determined by our Compensation Committee. Amounts paid in respect of these annual bonuses are included in the aggregate compensation amount shown in the paragraph above.

Our board of directors has adopted a non-employee director compensation program, or the Director Compensation Program, which became effective as of January 1, 2022 and has been updated in January 2024. The Director Compensation Program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Directors who are also employees of our Company or our significant investors do not receive compensation for their service on our board of directors. We have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings.

Under the Director Compensation Program, non-employee directors receive a cash retainer for service on our board of directors and for service on each committee of which the director is a member. Our Lead Independent Director and the Chairperson of each committee of our board receive a higher retainer for such service. Cash retainers are payable quarterly in arrears. Annual cash retainers will be pro-rated for any partial calendar quarter of service. In addition, under this program, each of our non-employee directors receives an annual grant of options vesting on the first anniversary of the grant date or upon a change of control of our Company (as defined in our 2021 Stock Incentive Plan). Under the Director Compensation Program, beginning with the calendar year 2024, the annual fees and equity awards for our non-employee directors are as follows:

Role	Annual retainer	Annual option award
Non-Employee Director	$40,000	26,450
Lead Independent Director	$17,500	7,090 shares
Audit Committee Chair	$15,000	—
Audit Committee Member	$7,500	—
Compensation Committee Chair	$10,000	—
Compensation Committee Member	$7,500	—
Nominating Committee Chair	$10,000	—
Nominating Committee Member	$7,500	—
As of December 31, 2023, options to purchase 2,720,002 ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $5.99 per ordinary share. In addition, thus far in 2024, we have approved the grant of additional options to purchase 1,034,440 ordinary shares at a weighted average exercise price of $1.18 per ordinary share, in the aggregate, to our executive officers and directors. Options under our equity incentive plans expire no later than ten years following the date of grant.
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
Offer Letter with Steven Chan
Connect Biopharm LLC entered into an offer letter with Steven Chan, dated October 11, 2021, setting forth the terms of employment as the Chief Financial Officer of Connect Biopharm LLC and its affiliates. Pursuant to the offer letter, Mr. Chan is entitled to receive (i) an annual base salary of USD 410,000, (ii) an annual discretionary bonus with a target amount equal to 40% of his annual base salary, (iii) an option to purchase 310,000 ordinary shares of Connect Biopharma Holdings Limited, (iv) a one-time sign-on bonus of USD 75,000 (subject to full or partial repayment in the event of his voluntary termination of employment within two years of his start date), and (v) reimbursement of moving expenses up to USD 50,000.
Pursuant to an addendum to the offer letter, if we terminate Mr. Chan’s employment without cause or the executive terminates his employment as a result of a constructive termination (each as defined in the applicable offer letter), he is entitled to the following payments and benefits, subject to his timely execution and non-revocation of a general release of claims in favor of the company and continued compliance with the CIIA (as defined below): (1) a payment equal to (A) nine months of his then-current base salary plus (B) 75% of his target annual bonus for the applicable year, payable in a lump sum payment five days following the effectiveness of the release; and (2) payment of the COBRA premiums for him and his eligible dependents for up to nine months following his termination date. In the event that such termination occurs during the period beginning two months prior to and ending 12 months following a change in control of our company (as defined in the applicable offer letter), in addition to the severance benefits provided above, all of the executive’s outstanding equity awards will vest on an accelerated basis as of the later of the date of termination or the date of the change in control (provided that if any equity award is subject to more favorable vesting conditions, such more favorable provisions shall apply).
Mr. Chan entered into our standard employee confidential information and inventions assignment agreement, or CIIA, in connection with the commencement of his employment with us.
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
Shares Available for Issuance. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is (1) 6,000,000 ordinary shares, plus (2) any ordinary shares that were, as of the effective date of the 2021 Plan, (i) available for issuance under the 2019 Plan or (ii) subject to outstanding awards under the 2019 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of ordinary shares initially available for issuance will be increased on the first day of each of our fiscal years during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2022, by an amount equal to the least of (i) 5.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; or (ii) such lesser number of shares as may be determined by our board of directors. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2023 and 2024, to be 2.5% and 5.0%, respectively, of our outstanding shares as determined on December 31, 2022 and 2023, respectively. In no event will more than 60,000,000 shares be issuable upon the exercise of incentive share options (within the meaning of Section 422 of the U.S. Internal Revenue Code) under the 2021 Plan.
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
Shares Available for Awards; Administration. A total of 600,000 ordinary shares are initially reserved for issuance under the 2021 ESPP. In addition, the number of shares available for issuance under the 2021 ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031, by an amount equal to the lesser of (A) 1% of the ordinary shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as is determined by our board of directors, provided that no more than 12,000,000 ordinary shares may be issued under the Section 423 Component. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2023 and 2024, to be 0.0% and 0.0%, respectively, of our outstanding shares as determined on December 31, 2022 and 2023, respectively. Our board of directors or a committee of our board of directors administers and have authority to interpret the terms of the 2021 ESPP and determine eligibility of participants. The compensation committee is the initial administrator of the 2021 ESPP.
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
C.Board Practices.
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

We currently have seven directors. The following table sets forth the names of our directors and the years of their initial appointment as directors.

Name	Current position	Year of appointment
Wubin Pan, Ph.D.	Chairperson	2015	(1)
Kleanthis G. Xanthopoulos, Ph.D.	Lead Independent Director	2020
Kan Chen, Ph.D.	Director	2020
James Huang	Director	2024
Jean Liu	Director	2021
Zheng Wei, Ph.D.	Director	2015	(1)
Karen J. Wilson	Director	2020

(1)Served as a director of Connect SZ since 2012 and continued to serve as a director of our Company following the Reorganization in 2015. See Item 4. “Information on the Company.” for more information.
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
Corporate Governance Practices
As a Cayman Islands exempted company incorporated with limited liability, we are subject to various corporate governance requirements under Cayman Islands law. In addition, as a foreign private issuer listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq’s listing standards provide that foreign private issuers are permitted to follow home country corporate governance practices in lieu of the Nasdaq rules, with some exceptions. Some corporate governance practices in Cayman Islands may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the Cayman Islands nor our amended and restated memorandum and articles of association require that (i) a majority of our directors be independent, (ii) our compensation committee include only independent directors, or (iii) our independent directors hold regularly scheduled meetings at which only independent directors are present. Other than as set forth below, we currently intend to comply with the corporate governance listing standards of Nasdaq to the extent possible under Cayman Islands law. However, we may choose to change such practices to follow home country practice in the future.
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
Audit Committee of the Board
The audit committee, which consists of Ms. Wilson, Ms. Liu, and Mr. Huang, assists the board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Ms. Wilson serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Wilson is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
The audit committee’s responsibilities include:
•recommending the appointment of the independent auditor to the general meeting of shareholders;

•the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
•reviewing and discussing with the executive officers, the board and the independent auditor our consolidated financial statements and our financial reporting process; and
•approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.
The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.
Compensation Committee of the Board
The compensation committee, which consists of Dr. Xanthopoulos, Mr. Huang, and Ms. Wilson, assists the board in determining executive officer compensation. Dr. Xanthopoulos serves as Chairperson of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Although foreign private issuers are not required to meet this heightened standard, all of our compensation committee members meet this heightened standard.
The compensation committee’s responsibilities include:
•identifying, reviewing and proposing policies relevant to executive officer compensation;
•evaluating each executive officer’s performance in light of such policies and reporting to the board;
•analyzing the possible outcomes of the variable compensation components and how they may affect the compensation of the executive officers;
•recommending any equity long-term incentive component of each executive officer’s compensation in line with the compensation policy and reviewing our executive officer compensation and benefits policies generally;
•reviewing , recommending for adoption of, administering and overseeing compliance with clawback policies we are legally required to adopt; and
•reviewing and assessing risks arising from our compensation policies and practices.
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
The nominating and corporate governance committee’s responsibilities include:
•drawing up selection criteria and appointment procedures for board members;
•reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board at least annually;
•recommending nominees for election to our board and its corresponding committees;
•assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board; and
•developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In some limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•declaring dividends and distributions;
•appointing officers and determining the term of office of the officers;
•exercising the borrowing powers of our company and mortgaging the property of our company; and
•approving the transfer of shares in our company, including the registration of such shares in our share register.
Terms of Directors and Officers
Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated or (v) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are elected by and serve at the discretion of our board of directors. We have entered into employment agreements with our executive officers.
D.Employees.
As of December 31, 2021, 2022, and 2023, we had 108, 100, and 81 full-time employees, respectively.
The following table shows the approximate number of employees we had at the end of the last three years by the principal business function they performed:

	December 31,
	2021	2022	2023
Research and development	69	60	49
General and administrative	39	40	32
Total	108	100	81
The following table sets forth the number of employees we had at the end of the last three years by geography:

	December 31,
	2021	2022	2023
PRC and Hong Kong	82	68	62
United States	25	32	19
Other	1	-	-
Total	108	100	81

None of our employees work under a collective bargaining agreement. We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.
E.Share Ownership.
For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Incentive Programs.”
F.Disclosure of a Registrant’s action to recover erroneously awarded compensation.
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.
A.Major Shareholders.
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2024 by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and
•each member of our board of directors and each of our executive officers.
The number of ordinary shares beneficially owned by each entity, person, board member or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2024 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of ordinary shares beneficially owned is computed on the basis of 55,102,954 ordinary shares outstanding as of December 31, 2023 on an as-converted basis. Ordinary shares that a person has the right to acquire within 60 days of March 1, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Connect Biopharma Holdings Limited, 12265 El Camino Real, Suite 350, San Diego, CA 92130, United States.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned**	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Entities affiliated with Panacea Opportunity Fund I, L.P.(1)	12,000,000	21.8%
BioFortune Inc. (2)	6,197,398	11.2%
Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) (3)	5,306,149	9.6%
Entities affiliated with Qiming Venture Partners (4)	4,840,898	8.8%
Advantech Capital II Connect Partnership L.P. (5)	4,762,185	8.6%
Entities affiliated with Lilly Asia Ventures ("LAV") (6)	3,336,907	6.1%

Executive Officers and Directors:
Zheng Wei, Ph.D. (7)	6,487,545	11.8%
Wubin Pan, Ph.D. (2) (8)	6,728,292	12.2%
Steven Chan (9)	225,036	*
Kan Chen, Ph.D.	—	*
James Huang	—	*
Jean Liu (10)	70,858	*
Karen J. Wilson (11)	141,758	*
Kleanthis G. Xanthopoulos, Ph.D. (12)	138,848	*
All directors and executive officers as a group (eight (8) persons)	13,792,337	25.0%

*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
**Includes ordinary shares represented by ADSs.
(1)As reported on a Schedule 13D filed February 23, 2024, Panacea Venture Healthcare Fund II, L.P. stated that it holds 12,000,000 ordinary shares. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. James Huang, a member of our board of directors, is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of James Huang, Panacea Innovation Limited and Panacea Venture Healthcare Fund II GP Company, Ltd. may be deemed to share beneficial ownership of the Ordinary Shares directly reported herein, but each disclaims such beneficial ownership. The registered address of the Panacea entities is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(2)As reported on a Schedule G/A filed February 13, 2024, BioFortune Inc., a company limited by shares organized under the laws of the British Virgin Islands, stated that it holds 6,158,016 ordinary shares, which consists of (i) 530,894 ordinary shares underlying stock options held by Wubin Pan, Ph.D., our President and Chairperson of our board of directors and (ii) 39,382 ordinary shares held by Dr. Pan’s spouse. Dr. Pan is the sole shareholder of BioFortune Inc. and may be deemed to have voting and investment power over such shares. Dr. Pan disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of BioFortune Inc. is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)Consists of 5,306,149 ordinary shares held by Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership), a limited partnership formed under the laws of the PRC. Suzhou Xiangtang Venture Investment Limited, a limited liability company organized under the laws of the PRC and the ultimate shareholders of which are Mr. Gu Zhenqi and Mr. Gu Jianping, is the general partner of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership). The registered address of Shanghai Minhui Enterprise Management Consulting Partnership (Limited Partnership) is 1/F, Block 1, No. 251, Yao Hua Road, Pilot Free Trade Zone, Shanghai, PRC. The business address of Suzhou Xiangtang Venture Investment Limited, Mr. Gu Zhenqi and Mr. Gu Jianping is 9th Floor, Xiangtang Building, No. 168 East Shanghai Road, Taicang, Jiangsu Province, PRC.
(4)Represents (i) 96,285 ordinary shares held by Qiming Managing Directors Fund V, L.P., a Cayman Islands exempted limited partnership, (ii) 3,102,470 ordinary shares held by Qiming Venture Partners V, L.P., a Cayman Islands exempted limited partnership, (iii) 14,993 ordinary shares held by Qiming VII Strategic Investors Fund, L.P., a Cayman Islands exempted limited partnership, and (iv) 1,627,150 ordinary shares held by Qiming Venture Partners VII, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands exempted company. Qiming Corporate GP V, Ltd. is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Managing Directors Fund V, L.P. and Qiming Venture Partners V, L.P. in our company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung. The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung. Messrs. Duane Kuang, Gary Rieschel, and Nisa Leung disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of the Qiming entities is M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(5)Consists of 4,762,185 ordinary shares held by Advantech Capital II Connect Partnership L.P., a Cayman Islands exempted limited partnership, or Advantech. Advantech Capital II Investment Partners Limited, an exempted company incorporated under the laws of the Cayman Islands, is the general partner of Advantech and may be deemed to beneficially own specific shares held by Advantech. Advantech Capital II Investment Partners Limited is beneficially owned and controlled by Advantech Capital Partners II Limited, which in turn is ultimately controlled by Hebert Pang Kee Chan. Mr. Chan disclaims beneficial ownership of the shares held by Advantech, except to the extent of any pecuniary interest therein. The registered address of the Advantech entities is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(6)Consists of (i) 1,824,605 ordinary shares held by LAV Biosciences Fund V, L.P., (ii) 300,000 ordinary shares held by LAV Star Limited, (iii) 300,000 ordinary shares held by LAV Opportunities Limited, and (iv) 912,302 ordinary shares held by Orchids Limited. The address of the LAV entities is Lilly Asia Ventures Rom 606-7, St. George's Building, 2 Ice House Street, Central, Hong Kong.
(7)As reported on a Schedule 13G/A filed February 13, 2024, Dr. Wei holds (i) 5,928,164 ordinary shares and (ii) includes 559,381 ordinary shares underlying options that are exercisable as of March 1, 2024 or that will become exercisable within 60 days after such date.
(8)Includes (i) 530,894 ordinary shares underlying stock options held of record by Dr. Pan that are exercisable as of March 1, 2024; and (ii) 39,382 ordinary shares held of record by Dr. Pan’s spouse.
(9)Includes 217,536 shares underlying options held by Mr. Chan that are exercisable within 60 days after March 1, 2024.
(10)Represents 70,858 ordinary shares underlying options held by Ms. Liu that are exercisable within 60 days after March 1, 2024.
(11)Includes 131,758 ordinary shares underlying options held by Ms. Wilson that are exercisable within 60 days after March 1, 2024.
(12)Represents 138,848 ordinary shares underlying options held by Dr. Xanthopoulos that are exercisable within 60 days after March 1, 2024.
Some of our directors are associated with our principal shareholders as indicated in the table below:

Director	Principal shareholder
Kan Chen, Ph.D.	Entities affiliated with Qiming Venture Partners
James Huang	Entities affiliated with Panacea Opportunity Fund I, L.P.
Wubin Pan, Ph.D.	BioFortune Inc.
As of March 31, 2024, based on public filings with the SEC, there are no other major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares except as described above. As of March 31, 2024, there were four (4) ordinary shareholders of record with an address in the United States. Deutsche Bank Trust Company Americas, as depositary of our ADSs, held 36,530,101 ordinary shares.
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
B.Related Party Transactions.
The following is a description of material related party transactions we have entered into since January 1, 2021 with any members of our board of directors or executive officers and the holders of more than 5% of our ordinary shares.

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
(1)Additional details regarding these shareholders and their equity holdings are provided in this annual report under the caption “Principal Shareholders.”
(2)Represents shares acquired by Qiming Managing Directors Fund V, L.P., Qiming Venture Partners V, L.P., Qiming VII Strategic Investors Fund, L.P. and Qiming Venture Partners VII, L.P.
(3)Represents shares acquired by RA Capital Healthcare Fund, L.P., RA Capital Nexus Fund, L.P. and Blackwell Partners LLC—Series A.
(4)Represents shares acquired by LAV Biosciences Fund V, L.P., LAV Star Limited, LAV Opportunities Limited, and Orchids Limited.
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
Except for Ms. Liu and Mr. Huang, each of our current directors was designated to serve on our board of directors under the Shareholders Agreement. Dr. Wei, Dr. Pan, Ms. Wilson and Dr. Xanthopoulos were designated by our founders to serve on our board of directors as their representatives. Dr. Chen, designated by Qiming, was selected to serve on our board of directors as a representative of our Series A Preferred Shares.
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
Contract Research Organization Services
In the ordinary course of business, we have entered into transactions with Hangzhou Sino Company Limited, Frontage Laboratories (Suzhou) Company Limited, Hangzhou Tigermed Consulting Company Limited, Beijing Medical Development (Suzhou) Company Limited, and Shanghai Tigermed Consulting Company Limited, which are affiliated with Ye Linlu, who was a director of our company until November 2020, and Ye Xiaoping, who was a member of the board of directors of Connect SZ until February 2021. There were no transactions since the year ended December 31, 2020.
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
C.Interests of Experts and Counsel.
Not applicable.
ITEM 8. FINANCIAL INFORMATION.

A.Consolidated Statements and Other Financial Information.
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
During the year ended December 31, 2023, we did not declare or pay any dividends.
B.Significant Changes.
No significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING.
A.Offer and Listing Details
Our ADSs commenced trading on the Nasdaq Global Market on March 19, 2021. Prior to this, no public market existed for our ADSs.
B.Plan of Distribution
Not applicable.
C.Markets
Our ADSs are listed on Nasdaq Global Market under the symbol “CNTB.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issuer
Not applicable.
ITEM 10. ADDITIONAL INFORMATION.
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association.
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
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of ordinary shares;
•the instrument of transfer is properly stamped, if required;
•in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
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
Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:
•the designation of the series;
•the number of shares of the series;
•the dividend rights, dividend rates, conversion rights, voting rights; and
•the rights and terms of redemption and liquidation preferences.

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
Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
•limit the ability of shareholders to requisition and convene general meetings of shareholders.
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
Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•does not have to file an annual return of its shareholders with the Registrar of Companies;
•the statutory provisions as to the required majority vote have been met;
•is not required to open its register of members for inspection;
•does not have to hold an annual general meeting;
•may issue shares with no par value;
•may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•may register as a limited duration company; and
•may register as a segregated portfolio company.
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
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•the statutory provisions as to the required majority vote have been met;
•the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
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
•the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.
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
C.Material Contracts.

On November 21, 2023, two of our wholly owned subsidiaries, Connect Biopharma HongKong Limited, or Connect HK, and Suzhou Connect Biopharma Co., Ltd., or Connect SZ, and, together with Connect HK, the Licensor, have entered into an exclusive license and collaboration agreement with Simcere Pharmaceutical Co., Ltd., or the Licensee, a subsidiary of Simcere Pharmaceutical Group Ltd. to develop and commercialize rademikibart in Greater China.

Under the agreement, the Licensor will be responsible for completing rademikibart’s ongoing China clinical trials in atopic dermatitis (AD) and a new drug application submission for AD in China. The Licensee has been granted exclusive rights to develop, manufacture and commercialize rademikibart for all human indications in Greater China, including mainland China, Hong Kong, Macau, and Taiwan, while the Licensor retains rights in all other markets. The Licensee will be responsible for rademikibart’s new drug application for AD in China and will also conduct and be responsible for the costs of all future clinical studies in all additional human indications for rademikibart in Greater China.

According to the terms of the agreement, the Licensor will receive a 150 million RMB (approximately US$21 million, at the exchange rate of RMB 7.3166 to US$1.00 as of October 31, 2023 set forth in the China Foreign Exchange Trade System) of upfront payment, among which 100 million RMB, less VAT of 5.6 million RMB (approximately US$13.3 million, at the exchange rate of RMB 7.0827 to US$1.00 as of December 31, 2023 set forth in the China Foreign Exchange Trade System) was received in as of December 31, 2023 and the remaining 50 million RMB, less VAT of 2.8 million RMB (approximately US$6.7 million, at the exchange rate of RMB 7.0950 to US$1.00 as of March 28, 2024 set forth in the China Foreign Exchange Trade System) was received as of March 31, 2024, and up to 875 million RMB (approximately US$120 million, at the exchange rate of RMB 7.3166 to US$1.00 as of October 31, 2023) upon achieving certain development and commercial milestones, in addition to royalties up to low double-digit percentages of net sales.
D.Exchange Controls.
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
According to the Circular of the SAFE, on Further Improving and Adjusting the Foreign Exchange Policies on Direct Investment and its appendix promulgated in November 2012 and amended in May 2015, October 2018 and December 2019 by the SAFE, (1) the opening of and payment into foreign exchange accounts under direct investment accounts are no longer subject to approval by the SAFE; (2) reinvestment with legal income of non-PRC investors in the PRC is no longer subject to approval by SAFE; (4) the procedures for capital verification and confirmation that non-PRC-funded enterprises need to go through are simplified; (4) purchase and external payment of foreign exchange under direct investment accounts are no longer subject to approval by SAFE; (5) PRC domestic transfer of foreign exchange under direct investment account is no longer subject to approval by SAFE; and (6) the administration over the conversion of foreign exchange capital of foreign-invested enterprises is improved. Later, the SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment in February 2015, which was further amended in December 2019 and prescribed that the bank instead of the SAFE can directly handle the foreign exchange registration and approval under foreign direct investment while the SAFE and its branches indirectly supervise the foreign exchange registration and approval under foreign direct investment through the bank.
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
Dividend Distribution
The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from PRC domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) PRC domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, PRC domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. Restrictions on our PRC subsidiaries’ ability to pay dividends to an offshore entity primarily include: (i) the PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; (ii) each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the PRC subsidiaries are required to complete procedural requirements related to foreign exchange control in order to make dividend payments in non-PRC currency; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the PRC subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on our ability to distribute profits to our investors.
Since our inception, we have not distributed any dividends from our PRC entities.
Foreign Exchange Registration of Offshore Investment by PRC Residents
The SAFE promulgated the SAFE Circular 37 in July 2014. The SAFE Circular 37 requires PRC residents (including PRC institutions and individuals) to register with local branches of SAFE in connection with their direct or indirect offshore investment in a special purpose vehicle, or the SPV, outside of the PRC directly established or indirectly controlled by PRC residents for offshore investment and financing with their legally owned assets or interests in PRC domestic enterprises, or their legally owned assets or interests outside of the PRC. Such PRC residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV.
The Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an entity outside of the PRC established for the purpose of direct investment outside of the PRC. The SAFE and its branches shall implement indirect supervision over foreign exchange registration of direct investment via the banks.
Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant PRC company, including the payment of dividends and other distributions to its parent or affiliate outside of the PRC, the capital inflow from the entities outside of the PRC and settlement of foreign exchange capital, and may also subject relevant PRC company or PRC residents to penalties under PRC foreign exchange administration regulations.
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
E.Taxation
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
Provided that we are not deemed to be a PRC resident enterprise, holders of our ordinary shares or ADSs who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under the Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of a non-PRC holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the non-PRC holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at the risk of being required to file a return and being taxed under Bulletin 7, and we may be required to expend valuable resources to comply with Bulletin 7, or to establish that we should not be taxed under these regulations.
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
According to the Measures for the Exemption of Value-Added Tax from Cross-Border Taxable Activities in the Collection of Value-Added Tax in Lieu of Business Tax (for Trial Implementation) revised in June 2018, if PRC domestic enterprises provide cross-border taxable activities such as professional technical services, technology transfer, and software services, which are consumed exclusively outside of the PRC, the above-mentioned cross-border taxable activities are exempt from VAT.
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
United States Federal Income Taxation Considerations
The following discussion describes certain material United States federal income tax consequences to U.S. Holders (defined below) of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, as in effect on the date of this annual report and on United States Treasury regulations in effect or, in certain cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The summary below does not discuss certain United States federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax.
The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:
•banks;
•certain financial institutions;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•broker dealers;
•United States expatriates;
•traders that elect to use the mark-to-market method of tax accounting;
•tax-exempt entities;
•persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•persons that actually or constructively own 10% or more of our stock, by total combined voting power or by value;
•persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
A “U.S. Holder,” for purposes of this discussion, means a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes,
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for United states federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
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
The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the underlying ordinary shares may be taking actions that are inconsistent with the beneficial ownership of the underlying ordinary shares. Accordingly, the creditability of foreign tax credits by U.S. Holders of ADSs or the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.

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
With respect to some non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Ordinary shares or ADSs will generally be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our ADSs are currently. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.
Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation—PRC Taxation”) paid (or deemed paid) by a U.S. Holder at the rate applicable to such U.S. Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Recently issued U.S. Treasury regulations may restrict the availability of any such foreign tax credit based on the nature of the tax imposed by the foreign jurisdiction, though under current U.S. Internal Revenue Service guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued.
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

Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income for foreign tax credit purposes. Recently issued U.S. Treasury regulations may restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction, though under current U.S. Internal Revenue Service guidance, taxpayers generally may elect to determine the creditability of foreign taxes without regard to such restrictions for taxable years ending prior to the year further guidance is issued. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company
A non-United States corporation will be a PFIC for United States federal income tax purposes for any taxable year if, after applying certain look-through rules, either:
•at least 75% of its gross income for such taxable year is passive income (the income test), or
•at least 50% of the total value of its assets (generally based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income (the asset test).
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Based on the value of our assets, including goodwill, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that we will not be a PFIC for any taxable year.
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
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a deemed sale discussed in the preceding paragraph and a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
Alternatively, if a non-United States corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election (a “QEF Election”) to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our ADSs or ordinary shares only if we agree to furnish you annually with certain tax information. If we determine we are a PFIC for any taxable year, we intend to provide the information necessary for you to make a QEF Election with respect to us and intend to cause each lower-tier PFIC which we control to provide such information with respect to such lower-tier PFIC.
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
Additional Reporting Requirements
Certain U.S. Holders who are individuals (and certain entities) are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs and ordinary shares held in accounts maintained by some financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our ADSs or ordinary shares.
F.Dividends and Paying Agents.
Not applicable.
G.Statement by Experts.
Not applicable.
H.Documents on Display.
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
I.Subsidiary Information.
Not applicable.
J.Annual Report to Security Holders.
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
Most foreign exchange transactions were denominated in USD for the subsidiaries that have functional currency in RMB. For the years ended December 31, 2023 and 2022, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been US$0.8 million lower/higher and US$0.5 million lower/higher, respectively. We plan to monitor the exchange rate movement between USD and RMB to minimize potential risks.
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
A.Debt Securities.
Not applicable.
B.Warrants and Rights.
Not applicable.

C.Other Securities.
Not applicable.
D.American Depositary Shares.
Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of one ordinary share, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.
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
•To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
•Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
•Distribution of cash dividends	Up to US$0.05 per ADS held
•Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
•Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
•Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
•Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
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
The offering terminated after the sale of all securities registered pursuant to the Registration Statement. As of December 31, 2023, approximately USD 106 million of our IPO proceeds have been used. Through December 31, 2023, approximately USD 73 million of our IPO proceeds were used for to fund the clinical development of our product candidates.
Below is a summary of the currently expected use of the net proceeds from our IPO:
•approximately $120 million to fund the clinical development of our product candidates;
•approximately $20 million to fund the research and preclinical development program; and
•the remainder to fund other current and future research and development activities and for working capital and other general corporate purposes, which may include capital projects.
ITEM 15. CONTROLS AND PROCEDURES.
(a)Disclosure Controls and Procedures.
As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Based on such evaluation, our management, including our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.
(b)Management’s Report on Internal Control over Financial Reporting.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, our management, with the participation of our chief executive officer and chief financial officer, has concluded that as of December 31, 2023, the Company’s internal control over financial reporting was effective.
(c)Report of Independent Registered Public Accounting Firm.
This Annual Report does not include an attestation report of the company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.
(d)Changes in Internal Control over Financial Reporting.
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
The audit committee, which consists of Ms. Wilson, Mr. Huang and Ms. Liu, assists the board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. Ms. Wilson serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Ms. Wilson is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.
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

	Year Ended December 31,
	2022	2023
(In thousands)
Audit fees[i]	$798	$902
All other feesii	—	—
Total	$798	$902
(i)“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our consolidated financial statements and interim review services provided in connection with statutory and regulatory filings or engagements.

(ii)“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors, other than the services reported under audit fees, audit-related fees and tax fees.
Audit Committee Pre-approval Policies and Procedures
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP. The pre-approval procedures are as follows:
•Any audit or non-audit service to be provided to us by the independent accountant must be (i) pre-approved by the audit committee; or (ii) pre-approved by one or several committee members designated by the committee and ratified by the audit committee.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

The table below is a summary of the shares purchased by an “affiliated purchaser” as defined in Rule 10b-18(a)(3) under the Exchange Act, during the 2023 fiscal year. All ADSs were purchased in the open market. The Company did not repurchase any equity securities during the 2023 fiscal year.

	Total Number of ADSs Purchased	Average Price Paid per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Programs	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Programs (US$)
December 2023	269,627	$0.91	269,627	$—
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
Also, the Nasdaq rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year. We intend to follow our home country practice with respect to annual meetings of shareholders and did not hold an annual meeting of shareholders in the year ended December 31, 2023. We may, however, hold annual meetings of shareholders in the future if there are significant issues that require approval of shareholders.
ITEM 16H. MINE SAFETY DISCLOSURE.
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES.
Not applicable.
ITEM 16K. CYBERSECURITY.

Cybersecurity Risk Management, Strategy and Governance

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology's Cybersecurity Framework, or NIST CSF. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include but not limited to the following:

•A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

•The utilization of Microsoft 365 services for email, data storage, Identity Provider (IdP) for Single Sign-On (SSO), and other technical controls such as remote user and device management.

•Microsoft 365 configurations, which are aligned with security and industrial standards. We've enabled automatic risk management mechanisms and alert notifications for the IT team.

•The regular monitoring of our Microsoft security score, which serves as a benchmark for our security posture, and guides our improvement efforts.

•Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment, including annual external assessments and vulnerability scanning.

•A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents.

•Regular security awareness training sessions for the Company, including two simulated phishing email campaigns, managed by KnowBe4, a third party leader in security awareness training.

•A disaster recovery program including business continuity procedures in the event of a disaster. This program includes backup procedures, failover features with all modern SaaS services, and data recovery protocols.

•A third-party risk management (TPRM) process based on our assessment of their criticality to our operations and respective risk profile to safeguard against risks posed by service providers, suppliers, and vendors, encompassing risk identification, due diligence and risk assessment prior to engagement, and categorization of third parties based on risk levels.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We have not experienced any material IT security incidents in 2023. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factors – Our information technology systems, or those of our CROs, manufacturers, other contractors or consultants or collaborators, may fail or suffer system failures, security breaches or deficiencies in cybersecurity, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or trigger contractual and legal obligations.”

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

The Audit Committee receives periodic reports from management on our cybersecurity risks, and our IT team directly reports to the Audit Committee on a periodic basis. In addition, management updates the Audit Committee, as necessary, regarding any significant cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from internal staff as part of the Board’s continuing education on topics that impact public companies.

Our management team, including our Chief Financial Officer, or CFO, and Chief Compliance Officer, or CCO, is responsible for assessing and managing our material risks from cybersecurity threats. Our CFO, collaborates closely with our CCO, bears the responsibility of assessing, monitoring, and managing our cybersecurity risks and has extensive experience and knowledge of the risks related to our industry. Under our management team’s supervision, our IT team has primary responsibility for our overall cybersecurity risk management program and supervises our internal cybersecurity personnel.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III
ITEM 17. FINANCIAL STATEMENTS.
We have elected to furnish financial statements and related information specified in Item 18.
ITEM 18. FINANCIAL STATEMENTS.
Financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19. EXHIBITS.
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Fifth Amended and Restated Memorandum and Articles of Association of Connect Biopharma Holdings Limited	20-F	001-40212	1.1	3/31/2022

2.1	Specimen Certificate for Ordinary Shares	F-1/A	333-253631	4.1	3/12/2021

2.2	Deposit Agreement, among Connect Biopharma Holdings Limited, the depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder	S-8	333-254524	4.3	3/19/2021

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2)	S-8	333-254524	4.3	3/19/2021

2.4	Second Amended and Restated Shareholders Agreement, dated as of December 1, 2020, between Connect Biopharma Holdings Limited, its subsidiaries and certain of its shareholders	F-1	333-253631	4.4	2/26/2021

2.5	Description of Securities	20-F	001-40212	2.5	3/31/2022

4.1†	Form of Indemnification Agreement	F-1/A	333-253631	10.2	3/17/2021

4.2†	Connect Biopharma Holdings Limited 2019 Stock Incentive Plan	F-1	333-253631	10.1	2/26/2021

4.3†	2021 Incentive Award Plan and form of share option grant notice and share option agreement thereunder	F-1/A	333-253631	10.3	3/12/2021

4.4†	2021 Employee Share Purchase Plan	F-1/A	333-253631	10.4	3/12/2021

4.5†	Non-Employee Director Compensation Program					*

4.6†	Employment Agreement, effective as of January 1, 2021, between Connect Biopharm LLC and Zheng Wei, Ph.D.	F-1	333-253631	10.11	2/26/2021
4.7†	Employment Agreement, effective as of January 1, 2021, between Connect Biopharma HongKong Limited and Wubin Pan, Ph.D.	F-1	333-253631	10.12	2/26/2021
4.8†	Employment Letter, dated October 13, 2021, between Connect Biopharm LLC and Steven Chan	20-F	001-40212	4.10	3/31/2022
4.9	English translation of Lease Renewal Agreement, dated May 1, 2023 between Suzhou Connect Biopharma Co., Ltd. and Taicang Science and Technology Venture Park Co., Ltd.	6-K	001-40212	99.1	6/23/2023

4.10	Lease Contract, effective as of December 22, 2021, between Connect Biopharm LLC and Paseo Del Mar LLC	20-F	001-40212	4.13	3/31/2022

4.11	English translation of License and Collaboration Agreement, dated November 21, 2023 between the Connect Biopharma HongKong Limited, Suzhou Connect Biopharma Co., Ltd. and Simcere Pharmaceutical Co. Ltd.	6-K	001-40212	99.1	11/21/2023

8.1	List of Subsidiaries					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm.	*

97	Connect Biopharma Holdings Limited Clawback Policy	*

101.INS	Inline XBRL Instance Document.	*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*Filed herewith.
**Furnished herewith.
†Indicates management contract or compensatory plan or arrangement.
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

Connect Biopharma Holdings Limited

Date: April 16, 2024	/s/ Steven Chan
Steven Chan, Chief Financial Officer

CONNECT BIOPHARMA HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Connect Biopharma Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Connect Biopharma Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the currency in which it presents its financial statements in 2023 from Renminbi to U.S. Dollar, which resulted in the inclusion of the January 1, 2022 balance sheet.

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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 16, 2024
We have served as the Company's auditor since 2020.

CONNECT BIOPHARMA HOLDINGS LIMITED
Consolidated Statements of Loss
(In USD thousands, except per share data)

		Year Ended December 31,
	Notes	2021	2022	2023
		Re-presented[i]	Re-presented[i]
Research and development expenses	6	$(80,496)	$(96,630)	$(51,913)
Administrative expenses	6	(19,014)	(20,806)	(14,515)
Net impairment losses	13	—	(4,698)	—
Other income	8	2,950	929	1,580
Other (losses)/gains—net	9	(1,547)	1,889	2,774
Operating loss		(98,107)	(119,316)	(62,074)
Finance income	10	97	1,544	2,714
Finance cost	10	(7)	(21)	(23)
Finance income—net	10	90	1,523	2,691
Fair value loss of financial instruments with preferred rights	25	(103,983)	—	—
Net loss before income tax		(202,000)	(117,793)	(59,383)
Income tax expense	11	(266)	(298)	(120)
Net loss		$(202,266)	$(118,091)	$(59,503)
Net loss attributable to:
Owners of the Company		$(202,266)	$(118,091)	$(59,503)

Net loss per share
Basic and diluted	12	$(3.88)	$(2.15)	$(1.08)
The accompany notes are an integral part of these consolidated financial statements.

(i)    The Group elected to change its presentation currency from RMB to USD with effect from January 1, 2023 as described in Note 2 to these consolidated financial statements. The consolidated statements of loss for the years ended December 31, 2021 and 2022 have been re-presented to reflect the Group's change in presentation currency.

CONNECT BIOPHARMA HOLDINGS LIMITED
Consolidated Statements of Comprehensive Loss
(In USD thousands)

		Year Ended December 31,
	Notes	2021	2022	2023
		Re-presented[i]	Re-presented[i]
Net loss		$(202,266)	$(118,091)	$(59,503)
Other comprehensive (loss)/income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	2.6	940	(3,235)	(604)
Changes in the fair value of debt instruments at fair value through other comprehensive income	3.3, 18(a)	—	(365)	354
Other comprehensive (loss)/income for the year, net of tax		940	(3,600)	(250)
Total comprehensive loss for the year		$(201,326)	$(121,691)	$(59,753)
Total comprehensive loss attributable to:
Owners of the Company		$(201,326)	$(121,691)	$(59,753)
The accompany notes are an integral part of these consolidated financial statements.

(i)    The Group elected to change its presentation currency from RMB to USD with effect from January 1, 2023 as described in Note 2 to these consolidated financial statements. The consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2022 have been re-presented to reflect the Group's change in presentation currency.

CONNECT BIOPHARMA HOLDINGS LIMITED
Consolidated Balance Sheets
(In USD thousands)

		As of January 1,	As of December 31,
	Notes	2022	2022	2023
		Re-presented[i]	Re-presented[i]
ASSETS
Non-current assets
Property, plant and equipment	13	$9,307	$4,976	$4,274
Right-of-use assets	15(a)	3,580	3,494	453
Intangible assets		88	72	62
Investments:
Financial assets at fair value through other comprehensive income	18(a)	—	9,440	—
Other non-current assets	14	2,950	252	132
Total non-current assets		15,925	18,234	4,921
Current assets
Other receivables and prepayments	17	7,412	3,362	2,318
Investments:
Financial assets at fair value through other comprehensive income	18(a)	—	73,407	12,646
Cash and cash equivalents	18(b), 19	267,716	79,010	106,007
Total current assets		275,128	155,779	120,971
Total assets		$291,053	$174,013	$125,892
LIABILITIES
Non-current liabilities
Lease liabilities	15(b)	$26	$245	$180
Deferred income		784	652	405
Total non-current liabilities		810	897	585
Current liabilities
Trade payables		12,735	11,937	7,660
Other payables and accruals	24	5,151	3,501	2,999
Contract liabilities	5	—	—	13,320
Lease liabilities	15(b)	99	186	285
Total current liabilities		17,985	15,624	24,264
Total liabilities		18,795	16,521	24,849
Net assets		272,258	157,492	101,043
SHAREHOLDERS’ EQUITY
Share capital	20	10	10	10
Share premium	20	628,643	628,661	628,707
Treasury shares	21	(180)	(180)	(180)
Share-based compensation reserves	22(a)	9,566	16,473	19,731
Other reserves	22(b)	(4,028)	(7,628)	(7,878)
Accumulated losses		(361,753)	(479,844)	(539,347)
Total shareholders’ equity		272,258	157,492	101,043
Total liabilities and shareholders’ equity		$291,053	$174,013	$125,892
The accompany notes are an integral part of these consolidated financial statements.
(i)    The Group elected to change its presentation currency from RMB to USD with effect from January 1, 2023 as described in Note 2 to these consolidated financial statements. The consolidated balance sheets as of January 1, 2022 and December 31, 2022 have been re-presented to reflect the Group's change in presentation currency.

CONNECT BIOPHARMA HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity
(In USD thousands)

	Notes	Share Capital	Share Premium	Treasury Shares	Share-Based Compensation Reserves	Other Reserves	Accumulated Losses	Total Shareholders’ (Deficit)/Equity
		Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]
Balance at January 1, 2021		$3	$6,012	$—	$972	$(4,582)	$(159,487)	$(157,082)
Comprehensive loss
Net loss		—	—	—	—	—	(202,266)	(202,266)
Exchange differences		—	—	—	—	940	—	940
		—	—	—	—	940	(202,266)	(201,326)
Transactions with owners
Issuance of ordinary shares, net of issuance costs	20, 23	2	200,630	—	—	—	—	200,632
Conversion from preferred shares to ordinary shares	20	5	421,456	—	—	—	—	421,461
Repurchase of ordinary shares	20	—	—	(180)	—	(386)	—	(566)
Issuance of shares to co-founders	23	—	218	—	(218)	—	—	—
Exercise of stock options	20	—	327	—	(174)	—	—	153
Share-based compensation	23	—	—	—	8,986	—	—	8,986
		7	622,631	(180)	8,594	(386)	—	630,666
Balance at December 31, 2021		10	628,643	(180)	9,566	(4,028)	(361,753)	272,258
Comprehensive loss
Net loss		—	—	—	—	—	(118,091)	(118,091)
Unrealized losses from fair value change of debt instruments at fair value through other comprehensive income		—	—	—	—	(365)	—	(365)
Exchange differences		—	—	—	—	(3,235)	—	(3,235)
		—	—	—	—	(3,600)	(118,091)	(121,691)
Transactions with owners
Issuance of ordinary shares, net of issuance costs	20	—	18	—	—	—	—	18
Shares surrendered and cancelled	21	—	—	—	—	—	—	—
Share-based compensation	23		—	—	6,907	—	—	6,907
		—	18	—	6,907	—	—	6,925
Balance at December 31, 2022		$10	$628,661	$(180)	$16,473	$(7,628)	$(479,844)	$157,492
The accompany notes are an integral part of these consolidated financial statements.
(i)    The Group elected to change its presentation currency from RMB to USD with effect from January 1, 2023 as described in Note 2 to these consolidated financial statements. The consolidated statements of changes in shareholders' (deficit)/equity for the years ended December 31, 2021 and 2022 have been re-presented to reflect the Group's change in presentation currency.

CONNECT BIOPHARMA HOLDINGS LIMITED
Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity
(In USD thousands)

	Notes	Share Capital	Share Premium	Treasury Shares	Share-Based Compensation Reserves	Other Reserves	Accumulated Losses	Total Shareholders’ (Deficit)/Equity
		Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]	Re-presented[i]
Balance at January 1, 2023		$10	$628,661	$(180)	$16,473	$(7,628)	$(479,844)	$157,492
Comprehensive loss
Net loss		—	—	—	—	—	(59,503)	(59,503)
Unrealized gains from fair value change of debt instruments at fair value through other comprehensive income	18(a)	—	—	—	—	354	—	354
Exchange differences		—	—	—	—	(604)	—	(604)
		—	—	—	—	(250)	(59,503)	(59,753)
Transactions with owners
Issuance of ordinary shares, net of issuance costs	20	—	44	—	—	—	—	44
Exercise of stock options	20	—	2	—	(1)	—	—	1
Share-based compensation	23	—	—	—	3,259	—	—	3,259
		—	46	—	3,258	—	—	3,304
Balance at December 31, 2023		$10	$628,707	$(180)	$19,731	$(7,878)	$(539,347)	$101,043
The accompany notes are an integral part of these consolidated financial statements.

(i)    The Group elected to change its presentation currency from RMB to USD with effect from January 1, 2023 as described in Note 2 to these consolidated financial statements. The consolidated statements of changes in shareholders' (deficit)/equity for the years ended December 31, 2021 and 2022 have been re-presented to reflect the Group's change in presentation currency.

CONNECT BIOPHARMA HOLDINGS LIMITED
Consolidated Statements of Cash Flows
(In USD thousands)

	Notes	Year Ended December 31,
		2021	2022	2023
		Re-presented[i]	Re-presented[i]
Cash flows from operating activities
Cash used in operations	26(a)	$(84,324)	$(101,520)	$(47,930)
Net cash used in operating activities		(84,324)	(101,520)	(47,930)
Cash flows from investing activities
Purchase of property, plant and equipment		(3,834)	(4,405)	(294)
Purchase of financial assets at fair value through profit or loss	18(b)	(17,959)	(6,456)	(1,573)
Purchase of financial assets at fair value through other comprehensive income	18(a)	—	(109,608)	(31,028)
Proceeds from disposal of fixed assets, intangible assets and other long-term assets		—	—	2,943
Proceeds from disposal of financial assets at fair value through profit or loss		20,076	6,478	1,578
Proceeds from maturities of financial assets at fair value through other comprehensive income	18(a)	—	27,748	103,613
Payment of investment management fee		—	—	(84)
Payment for right-of-use assets	15(a)	(3,442)	—	—
Purchase of intangible assets		(48)	—	—
Net cash (used in)/generated from investing activities		(5,207)	(86,243)	75,155
Cash flows from financing activities
Proceeds from exercise of options	23	34	119	—
Proceeds from issuance of ordinary shares	20	219,985	18	44
Payment for lease liabilities	15(b)	(126)	(222)	(290)
Payment for repurchase of ordinary shares	20	(566)	—	—
Payment in relation to listing expenses	20	(17,107)	—	—
Net cash generated from/(used in) financing activities		202,220	(85)	(246)
Net increase/(decrease) in cash and cash equivalents		112,689	(187,848)	26,979
Cash and cash equivalents at the beginning of year		154,803	267,716	79,010
Effects of exchange rate changes on cash and cash equivalents		224	(858)	18
Cash and cash equivalents at end of year		$267,716	$79,010	$106,007
The accompany notes are an integral part of these consolidated financial statements.

(i)    The Group elected to change its presentation currency from RMB to USD with effect from January 1, 2023 as described in Note 2 to these consolidated financial statements. The consolidated statements of cash flows for the years ended December 31, 2021 and 2022 have been re-presented to reflect the Group's change in presentation currency.

CONNECT BIOPHARMA HOLDINGS LIMITED
Notes to the Consolidated Financial Statements
1. General Information, Reorganization and Basis of Presentation
1.1 General information
Connect Biopharma Holdings Limited (the “Company”) was incorporated on November 23, 2015 in the Cayman Islands as an exempted company with limited liability. The address of the Company’s registered office is P.O. Box 613, Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands. The Company completed its initial public offering (“IPO”) in March 2021 and the Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Global Market (“Nasdaq”) since then. Each ADS of the Company represents one ordinary share, par value U.S. Dollar ("USD") 0.000174 per share.
The Company and its subsidiaries (collectively the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation. The Group currently carries out clinical trials on its product candidates in the United States, the People’s Republic of China (“PRC”), Europe, and other jurisdictions.
As of December 31, 2023, the Company had direct or indirect interests in the following principal subsidiaries:

Company name	Principal activities	Place and date of incorporation	Attributable equity interest to the Group
Directly Held:
Connect Biopharma HongKong Limited (“Connect HK”)	Investment holding	Hong Kong/December 1, 2015	100%
Indirectly held:
Connect Biopharm LLC (“Connect US”)	Pharmaceutical R&D	San Diego, United States of America/January 24, 2012	100%
Connect Biopharma Australia PTY LTD (“Connect AU”)	Pharmaceutical R&D	Prahran, Australia/July 18, 2014	100%
Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”)	Pharmaceutical R&D	Suzhou, PRC/May 2, 2012	100%
Connect Biopharma (Shanghai) Co., Ltd ("Connect SH")	Pharmaceutical R&D	Shanghai, PRC/October 23, 2015	100%
Connect Biopharma (Beijing) Co., Ltd ("Connect BJ")	Pharmaceutical R&D	Beijing, PRC/July 9, 2019	100%
Connect Biopharma (Shenzhen) Co., Ltd ("Connect SHZ")	Pharmaceutical R&D	Shenzhen, PRC/November 15, 2021	100%
2. Summary of Material Accounting Policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of preparation
The Group’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”). The Group

adopted and transitioned to IFRS Accounting Standards issued by IASB on January 1, 2018. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial instruments with preferred rights.
The Group has adopted the following standards and amendments for the first time for our annual reporting period commencing January 1, 2023:

Standard	Key requirements	Effective for annual periods beginning on or after
IFRS 17	Insurance Contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Amendments to IAS 12	International Tax Reform-Pillar Two Model Rules	January 1, 2023
The standards and amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
The consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 were authorized for issue by the Company’s board of directors (the “Board”) on April 16, 2024.
Liquidity
Since inception, the Group has incurred accumulated losses of USD 539.3 million. For the year ended December 31, 2023, the Group had operating loss of USD 62.1 million and net operating cash outflow of USD 47.9 million. The principal sources of funding have historically been cash contributions from equity holders. The cumulative contributions up through December 31, 2023 approximated USD 440.1 million, among which included USD 219.9 million of proceeds from issuance of ordinary shares in connection with the IPO. As of December 31, 2023, the Group had net assets of USD 101.0 million, mainly including cash, cash equivalents, and short-term investments at fair value through other comprehensive income of USD 118.7 million. Taking this into consideration, the Group believes it will have sufficient available financial resources to meet its obligations and working capital requirements for at least in the next twelve months from the date of issuance of these financial statements. Accordingly, the Group considers that it is appropriate to prepare the consolidated financial information on a going concern basis.
2.2 Change in presentation currency
The Company elected to change its presentation currency from RMB to USD with effect from January 1, 2023. This change was made as a result of the Group’s assessment that this change will help provide a clearer understanding of the Group’s financial performance and improve comparability of our performance to peers. Figures have been re-presented from January 1, 2021 to reflect the change in presentation currency from RMB to USD. This change in presentation currency did not impact the valuation of assets, liabilities, or equity.

This change in presentation currency constitutes a change in accounting policy with retrospective application in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and is reflected in these consolidated financial statements by applying the procedures in accordance with the requirements set out in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Hence, the Group's financial information as previously reported since January 1, 2018 has been re-translated using the procedures outlined below:

•the consolidated statements of financial position have been translated at the foreign exchange rate at the balance sheet dates;

•the consolidated statements of loss, consolidated statements of comprehensive loss and consolidated statements of cash flows were translated at average exchange rates for the respective periods;

•historic equity transactions were translated at the foreign exchange rate on the date of the transactions and were subsequently carried at historical value;

•foreign exchange differences arising on translation to presentation currency are recognized in other comprehensive income; and

•all foreign exchange rates used were extracted from the Group’s underlying financial records.

Since it is impracticable to reproduce the financial records before January 1, 2018, the Company applied the change in presentation currency prospectively from January 1, 2018. The net losses arising from the Group's entities whose functional currency was not USD prior to January 1, 2018 were translated into USD at the relevant average rates of exchange for each year. Differences arising from the retranslation of the net assets are recognized in other comprehensive income.

In addition to the comparative information in respect of the previous period provided in the consolidated financial statements, the Group presents an additional consolidated balance sheet as at January 1, 2022, due to the change of presentation currency, in accordance with IAS 1, Presentation of Financial Statements.
2.3 New and amended standards and interpretations not yet adopted by the Group
The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective in the consolidated financial statements.

Standard	Key requirements	Effective for annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	January 1, 2024
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture	To be determined
The Group expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a material impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application and future reporting periods.
2.4 Principles of consolidation
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

2.5 Foreign currency translation
(a)Functional and presentation currency
The consolidated financial statements of the Group are presented in USD.
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is USD. The subsidiaries have the following functional currencies:

Functional Currency
Connect HK and Connect US	USD
Connect SZ, Connect SH, Connect BJ, Connect SHZ	RMB
Connect AU	AUD
(b)Transactions and balances
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
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the other (losses)/gains and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.
(c)Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•income and expenses for each statement of loss and comprehensive income/(loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•all resulting currency translation differences are recognized in other comprehensive income/loss.
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
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.7).
Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized within other gains/(losses)—net in the statements of loss.
2.7 Impairment of non-financial assets
Non-financial assets other than goodwill and intangible assets that have an indefinite useful life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
2.8 Investments and other financial assets
(a)Classification
The Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and
•those to be measured at amortized cost.
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

(b)Recognition and derecognition
Regular way purchases and sales of financial assets are recognized on trade date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
(c)Measurement
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
(i)Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:
•Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statements of loss.
•FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as a separate line item in the statements of loss.
•FVTPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.
(ii)Equity instruments
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
(d)Impairment
The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk refer to Note 3.1(b) for further details.

2.9 Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
2.10 Share-based compensation
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
The fair value of options granted under the share incentive plans is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
•including any market performance conditions (e.g. the entity’s share price);
•excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period); and
•including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specific period of time).
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
2.11 Revenue from contracts with customers
(a)Revenue recognition
The Group may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates. These arrangements may contain multiple components, such as (i) licenses and (ii) research and development activities. Payments pursuant to these arrangements may include non-refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.
The Group applies IFRS 15, Revenue from Contracts with Customers, to revenue transactions within its scope. Pursuant to IFRS 15, the Group recognizes revenue when a customer, or licensee, obtains control of promised goods or services. The Group records the amount of revenue that reflects the consideration that it expects to receive in exchange for those goods or services. The Group applies the following five-steps in order to determine this amount: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation.
The Group applies the five-steps to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services that it transfers to the customer. Once a contract is determined to be within the scope of IFRS 15 at contract inception, the Group reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

(b)Contract assets
A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Group transfers goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional, and evaluated for impairment at each reporting period.
(c)Contract liabilities
A contract liability is recognized when a payment is received from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group completes its performance obligations under the contract.
2.12 Research and development expenses
The Group incurs costs and efforts on research and development activities. Research expenditures are recorded as an expense in the period the expenditure is incurred. Elements of research and development expenses primarily include (1) expenses related to preclinical testing of the Group’s technologies under development and clinical trials such as payments to Contract Research Organizations ("CRO") investigators and clinical trial sites that conduct the clinical studies; (2) consultant service related to the design of clinical trials and data analysis, (3) payroll and other related expenses of personnel engaged in research and development activities, (4) manufacturing expenses for payments to Contract Manufacturing Organizations ("CMO") to manufacture the product candidates, including raw materials, supplies, drug substance and drug product expenses, and (5) other research and development expenses.
The Group estimates preclinical research, clinical study and manufacturing expenses based on the services performed, pursuant to contracts with vendors that conduct and manage such services on its behalf. The Group estimates these expenses based on discussions with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Group will adjust the accrual accordingly. Payments made in advance for the related services are recorded as prepayments in the consolidated balance sheets until the services are rendered.
Development costs are recognized as assets if they can be directly attributable to a newly developed service or product and all the following criteria are met or exist:
•the technical feasibility to complete the development project so that it will be available for use or sale;
•the intention to complete the development project to use or sell the product;
•the ability to use or sell the product;
•the manner in which the development project will generate probable future economic benefits for the Group;
•the availability of adequate technical, financial and other resources to complete the development project and use or sell the product; and
•the expenditure attributable to the asset during its development can be reliably measured.
Research and development expenses are charged to expense as incurred for all periods presented because they have not met all of the criteria stated above.
2.13 Interest income
Interest income from financial assets at FVTPL is included in the investment income or losses under gains/(losses) on these assets, see Note 9. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).
2.14 Government grants
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
(a)Market risk
(i)Interest rate risk
The Group’s interest rate risk primarily arises from investments in wealth management products, investments measured at fair value through other comprehensive income, investments measured at fair value through profit or loss (Note 18) and cash (Note 19). Those carried at variable rates expose the Group to cash flow interest rate risk whereas those at fixed rates expose the Group to fair value interest rate risk. The Group currently does not hold any debt or other borrowing facilities that would subject the Group to risk from interest rate fluctuations.
(ii)Exchange risk
The Group operates internationally and is exposed to foreign exchange risk, primarily the RMB to USD exchange rate. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant group entity. The Group’s exposure to foreign currency risk at the end of the reporting periods was as follows:

	As of December 31,
(In thousands)	2022	2023
Cash and cash equivalents	$472	$806
The aggregate net foreign exchange (losses)/gains recognized in profit or loss were:

	Year Ended December 31,
(In thousands)	2021	2022	2023
Net foreign exchange (losses)/gains included in other (losses)/gains—net	$(516)	$1,469	$367
Most foreign exchange transactions were denominated in USD for the subsidiary that has functional currency in RMB. For the years ended December 31, 2021, 2022 and 2023, if the USD strengthened/weakened by 5% against the RMB with all other variables held constant, net loss for the years then ended would have been USD 0.5 million higher/lower, USD 0.4 million lower/higher and USD 0.7 million lower/higher, respectively.
(b)Credit risk
Credit risk primarily arises from cash and cash equivalents, financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and other receivables. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheets.
The credit risk of cash and cash equivalents, financial assets at fair value through profit or loss, and financial assets at fair value through other comprehensive income, is limited because the counterparties are reputable commercial institutions located in the Cayman Islands, the U.S., PRC and Australia. Additionally, there may be credit risk with deposit accounts at banking institutions in which balances exceed each country’s insurance limits for such accounts.

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
(c)Liquidity risk
The Group aims to maintain sufficient cash to meet obligations coming due as well as operating and capital requirements.
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at each year-end date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	As of December 31, 2022
(In thousands)	Less Than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	More Than 5 Years	Total
Trade payables	$11,937	$—	$—	$—	$11,937
Other payables	1,353	—	—	—	1,353
Lease liabilities	225	203	34		462
Total	$13,515	$203	$34	$—	$13,752

	As of December 31, 2023
(In thousands)	Less Than 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	More Than 5 Years	Total
Trade payables	$7,660	$—	$—	$—	$7,660
Other payables	1,083	—	—	—	1,083
Lease liabilities	301	160	25		486
Total	$9,044	$160	$25	$—	$9,229
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
As of December 31, 2022 and 2023, the Group had no debt outstanding.
3.3 Fair value estimation
The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2023 by level of the inputs to valuation techniques used to measure fair value. Such valuation inputs are categorized into three levels within a fair value hierarchy as follows:

(i)Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
(ii)Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).
(iii)Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

	As of December 31, 2022
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$18,368	$—	$—	$18,368
Financial assets at fair value through other comprehensive income	40,668	42,179	—	82,847
Total assets	$59,036	$42,179	—	$101,215

	As of December 31, 2023
(In thousands)	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$78,317	$—	$—	$78,317
Financial assets at fair value through other comprehensive income	1,750	10,896	—	12,646
Total assets	$80,067	$10,896	$—	$90,963
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
Specific valuation techniques used to value financial instruments include:
•Quoted market prices or dealer quotes for similar instruments
•Comparison of accreted purchase price at trade date to face value at maturity and comparison to prices of subsequent similar transactions; and
•A combination of observable and unobservable inputs, including expected rate of return, risk-free rate, expected volatility, discount rate for lack of marketability (“DLOM”), bond terms and conditions, current performance data, etc.,.
Financial assets at fair value through profit and loss and financial assets at fair value through other comprehensive income are categorized into Levels 1, 2 and 3 accordingly (see Note 18).

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
(a)Research and development expenses
Research expenditures are recorded as an expense in the period the expenditure is incurred. The Group estimates preclinical research and clinical study and manufacturing expenses based on the services performed, pursuant to contracts with research institutions, CROs, and CMOs that conduct and manage such services on its behalf. The Group estimates these expenses based on discussions or confirmations with internal management personnel and external service providers as to the progress or stage of completion of services and the contracted fees to be paid for such services. Payments made in advance for the related services are recorded as prepayments in the consolidated balance sheets until the services are rendered.
Research and development expenses are charged to expense as incurred for all periods presented because these expenditures have not met the technical feasibility to complete the development project so that it will be available for use or sale and have no alternative future uses.
(b)Revenue recognition
The Group may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of its product candidates. These arrangements may contain multiple components, such as (i) licenses and (ii) research and development activities. Payments pursuant to these arrangements may include non-refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.
Application of IFRS 15 requires significant judgment and estimates and results in changes to, but not limited to: (i) the determination of performance obligations, (ii) determination of the transaction price, including estimates of variable consideration, (iii) the allocation of the transaction price, including the determination of estimated selling price and allocating variable consideration to one or more performance obligations but not all performance obligations, and (iv) the timing and pattern of revenue recognition, including the application of proportional performance as a measure of progress on service-related promises and application of point-in-time recognition for supply-related promises.

Significant judgment is required: (i) in determining which promises within the agreement are distinct within the context of the contract. For example, when licenses that are bundled with other promises, we utilize judgment to assess whether the bundled promises should be a combined or separate performance obligation, (ii) estimating the transaction price, including constraining variable consideration and methods to estimate the amount of variable consideration, depending on which method is expected to better predict the amount of consideration to which the Group will be entitled. Milestone payments that are not within our control or the licensee, such as those dependent upon receipt of regulatory approval, are not considered to be highly probable of achievement until the triggering event occurs. At the end of each reporting period, we re-evaluate the probability of achievement of each milestone and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement.
(c)Recognition of share-based compensation expenses
The equity-settled share-based compensation options was granted to employees and consultants. The Group has used the Binomial option-pricing model and the Black-Scholes option-pricing model for the employee stock options and employee share purchase plan, respectively, to determine the total fair value of the awarded options, which is to be expensed over the vesting period. Significant estimates on assumptions, such as the fair value of underlying shares, risk-free interest rate, expected volatility and dividend yield, are required to be made by the management.

For the details of the key assumptions and estimates used by management in determining the fair values of share based compensation, refer to Note 23.
5. Revenue Recognition

On November 21, 2023 (the “Effective Date”), the Group announced that two of its wholly owned subsidiaries, Connect HK and Connect SZ (together as the “Licensor”), entered into an exclusive license and collaboration agreement (the “License Agreement”) with Simcere Pharmaceutical Co., Ltd. (the “Licensee” or “Simcere”), a subsidiary of Simcere Pharmaceutical Group Ltd. to develop and commercialize Connect Biopharma’s rademikibart in Greater China.

The Licensee has been granted exclusive rights to develop, manufacture and commercialize rademikibart for all indications in Greater China, including mainland China, Hong Kong, Macau, and Taiwan (the “Territory”), while the Licensor retains rights in all other markets. Under the License Agreement, Licensor will complete all of rademikibart’s ongoing clinical trials and related analysis in the Territory in atopic dermatitis (“AD”), while the Licensee will be responsible for rademikibart’s new drug application for AD in China and will also conduct and be responsible for the costs of all future clinical studies in all additional disease indications for rademikibart in Greater China.

The License Agreement includes upfront license fees, reimbursement of research and development costs and contingent consideration payments based on the achievement of collaboration objectives and milestones. According to the terms of the License Agreement, the Licensor will receive a 150 million RMB (approximately USD 21 million) upfront payment, up to 875 million RMB (approximately USD 123 million) upon achieving certain development and commercial milestones, in addition to royalties up to low double-digit percentages of net sales. Additionally, under the terms of the License Agreement, the Licensor will receive 30 million RMB (approximately USD 4 million) of cost reimbursements for the development activities for the ongoing AD clinical trials. As of December 31, 2023, 100 million RMB, less VAT of 5.6 million RMB (approximately USD 13.3 million) of the upfront payment has been received, while the remainder of 50 million RMB, less VAT of 2.8 million RMB (approximately USD 6.7 million) has been received in the first quarter of 2024.

Simcere License Agreement

The Group concluded that the License Agreement is in the scope of IFRS 15.

Under IFRS 15, the Group evaluated whether the goods or services promised to the Licensee in the License Agreement represent separate or combined performance obligations. The Group determines goods or service promised under a contract as material performance obligations under the contract only if such good or service is distinct; or series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (i.e. each distinct good or service in the series is satisfied over time and the same method is used to measure progress). The Group has determined that the following goods or services within the License-out Agreement represent separate material performance obligations:

1.the grant of license to the intellectual property ("IP")
2.the performance of development services to continue and complete the ongoing trials

Contract Term

The term of the License Agreement is coterminous with the period up to which sales-based royalty payments shall be made, which is approximately 12 years after commercialization of the licensed compound. After this period, the license is considered fully paid and Simcere can continue to exploit the rights in the license in the Territory.

Transaction Price

At the Effective Date, the Group determined the transaction price to be 180 million RMB (approximately USD 25 million), which is comprised of (i) a 150 million RMB (approximately USD 21 million) upfront payment for the grant of license to the Licensee and (ii) 30 million RMB (approximately USD 4 million) of cost reimbursement upon delivery of certain clinical trial reports.

The Group considers future development and regulatory milestone payments under the arrangement, to the extent that the inclusion of such variable consideration could result in a significant reversal of cumulative revenue in future periods, to be constrained at the Effective Date and as of December 31, 2023 because these milestones are not within the control of the Group.

Sales-based milestone payments and royalties are payable when annual sales of a covered product reach specified levels and sales occur. When an intellectual property license is determined to be a predominant promise in the arrangement, sales-based milestone payments and royalties are recognized at the later of when the associated performance obligation has been satisfied or when the sales occur.

Allocation of the Transaction Price

The transaction price is generally allocated to the identified performance obligations based on the relative standalone selling price (“SSP”) of each distinct performance obligation. However the Group has allocated certain regulatory and development milestone payments only to certain specific performance obligation(s) where the terms of such payments relate specifically to the Group’s efforts to satisfy the respective performance obligation, and provided that such allocation is consistent with the objective that transaction price is allocated to each performance obligation in order to reflect the consideration to which the Group expects to be entitled to receive in exchange for satisfying those performance obligations.

Recognition

The Group utilizes judgment to assess when control of the goods and services transfers to the licensee, to determine whether the performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. When recognizing revenue over time, the Group evaluates the measure of progress each reporting period and, if necessary, adjusts the progress of performance and related revenue recognition.

The Group expects to recognize the transaction price of 180 million RMB (approximately USD 25 million), at a point in time or over the expected performance period of each respective performance obligation described above. No revenue was recognized during the year ended December 31, 2023. The Group expects to commence recognition of revenue from this License Agreement starting when the Company substantially completes the transfer of the IP and know-how to Simcere.

Contract Assets

As of December 31, 2023, there were no contract assets under the License-out Agreement.

Contract Liabilities

As of December 31, 2023, the Group had a contract liability for the upfront fee received of 100 million RMB, less VAT of 5.6 million RMB (approximately USD 13.3 million).
6. Expenses by Nature

	Year Ended December 31,
(In thousands)	2021	2022	2023
Clinical trials related expenses	$66,005	$81,586	$40,616
Employee benefit expenses (Note 7)	18,669	21,573	15,438
Professional service fees[i]	10,787	10,314	7,545
R&D materials and consumable supplies	2,131	1,178	527
Depreciation and amortization	634	1,031	988
Office expenses	567	745	716
Others	717	1,009	598
	$99,510	$117,436	$66,428

(i)     The Group exclusively licenses CBP-174 from a third-party licensor. Such license is worldwide and royalty-bearing. As of December 31, 2023, CBP-174 has not yet been commercialized, and the Company is only subject to a non-refundable, non-creditable license maintenance fee, which is paid to the third-party licensor on an annual basis and recorded as a consultancy fee within research and development expense.

Pursuant to the this license-in agreement, the Group has the right to terminate the license-in agreement without cause upon 60 days’ prior written notice to the third-party licensor. As of March 2024, the Group has sent such notice to the third-party licensor to terminate the license-in agreement Agreement without cause, and such termination will take effect 60 days after the date of the notice. No material obligation arose from such termination.

7. Employee Benefit Expenses

	Year Ended December 31,
(In thousands)	2021	2022	2023
Share-based compensation expenses (Note 23)	$8,986	$6,907	$3,259
Wages, salaries and bonuses	8,451	12,593	10,409
Welfare expenses	1,022	1,823	1,559
Housing funds	210	250	211
	$18,669	$21,573	$15,438
Employee benefit expenses were charged in the following line items in the consolidated statements of loss:

	Year Ended December 31,
(In thousands)	2021	2022	2023
Research and development expenses	$10,598	$12,015	$8,177
Administrative expenses	8,071	9,558	7,261
	$18,669	$21,573	$15,438
8. Other Income

	Year Ended December 31,
(In thousands)	2021	2022	2023
Government grants[i]	$2,950	$929	$1,580
(i)     Government grants are mainly related to cash incentives from the PRC government based on specific milestones or operating expenses incurred in China and tax incentives from the Australian government for conducting clinical research and development activities in Australia. In 2021, the Group received a one-time award of USD 1.7 million for its successful IPO listing, and received other subsidies of USD 1.0 million from the Chinese local government and USD 0.3 million from the Australian government as an incentive for research and development activities. In 2022, the Group received subsidies of USD 0.9 million from the Chinese local government. In 2023, the Group received subsidies of USD 0.7 million from the Chinese local government and USD 0.9 million from the Australian government as an incentive for research and development activities.
9. Other (Losses)/Gains—net

	Year Ended December 31,
(In thousands)	2021	2022	2023
Net foreign exchange (losses)/gains	$(516)	$1,469	$367
Investment income from investments at fair value through profit and loss[i]	—	248	2,503
Investment income from wealth management products	68	22	5
Other (losses)/gainsii	(1,099)	150	(101)
	$(1,547)	$1,889	$2,774
(i)Investment income from investments at fair value through profit and loss represent investment gains from money market investments included in cash equivalents (see Notes 3.3 and 18(b)).
(ii)The Group incurred a loss of USD 1.1 million due to a phishing incident experienced in May 2021 which resulted in the Group remitting such amount to an account set up by the phishers rather than to one of the Group’s vendors. No loss of company data nor any loss or compromise of third-party information has been discovered. The Group filed an insurance claim during the year ended December 31, 2022 and recovered USD 0.2 million from its cyber insurance provider.

10. Finance Income—net

	Year Ended December 31,
(In thousands)	2021	2022	2023
Finance income
Interest from bank, term, and other deposits	$97	$192	$684
Interest income from investments at fair value through other comprehensive income	—	1,352	2,030
	97	1,544	2,714
Finance cost
Interest for lease liabilities	(7)	(21)	(23)
	(7)	(21)	(23)
Finance income—net	$90	$1,523	$2,691
11. Income Taxes
Income tax expense is recognized based on the income tax rates in the following main tax jurisdictions where the Group operates.
(a)Cayman Islands
The Company is incorporated in the Cayman Islands as an exempted company with limited liabilities under the Companies Law of the Cayman Islands and accordingly, is exempted from Cayman Islands income tax.
(b)Hong Kong
Hong Kong profits tax rate was 16.5% as of April 1, 2018, when the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$ 2 million and 16.5% for any assessable profits in excess. No Hong Kong profit tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021, 2022 or 2023.
(c)United States
Connect US is organized in the U.S. and is a single member limited liability company that is disregarded for U.S. income tax purposes. During the years ended December 31, 2021, 2022 and 2023 from a U.S. tax perspective, Connect HK is subject to US federal corporate income tax at a rate of 21% and state income tax in California at a rate of 8.84% to the extent of the income apportionable to Connect US. The provision for income taxes for the years ended December 31, 2021, 2022 and 2023 was USD 0.3 million, USD 0.3 million and USD 0.1 million, respectively.
(d)Australia
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
(e)PRC
Provision for PRC corporate income tax is calculated based on the statutory income tax rate of 25% on the assessable income of respective PRC entities during the years ended December 31, 2021, 2022 or 2023 in accordance with relevant PRC enterprise income tax rules and regulations.
No provision for PRC corporate income tax has been made for the years ended December 31, 2021, 2022 or 2023 as the Group had no such taxable profit for the years then ended.

The reconciliation between the Group’s actual tax charge and the amount that is calculated based on the statutory income tax rate of 25% in the PRC is as follows:

	Year Ended December 31,
(In thousands)	2021	2022	2023
Loss from operations in the PRC	$(35,420)	$(41,445)	$(27,321)
Loss from overseas entities	(166,580)	(76,348)	(32,062)
Loss before income tax	(202,000)	(117,793)	(59,383)
Tax expense at PRC enterprise income tax rate of 25%	(50,714)	(28,538)	(14,846)
Expenses not deductible for income tax purpose	2,124	2,563	354
Super deduction of research and development expenses[i]	(5,521)	(6,171)	(5,945)
Tax losses and deductible temporary differences for which no deferred income tax assets were recognized	17,738	24,747	22,827
Effect of income tax in jurisdictions other than the PRC	36,639	7,697	(2,270)
Income tax expense	$266	$298	$120
(i)According to policies promulgated by the State Tax Bureau of the PRC, certain of the Company's subsidiaries are entitled to tax incentives for research and development expenses. From January 2021 to October 2022, and from November 2022 to December 2023, the PRC entities calculated the tax incentives using 175% and 200%, respectively, of tax-deductible research and development expenses.
For the year ended December 31, 2023, the Group’s income tax expense of USD 0.1 million is due primarily to income tax expense for Connect US, which is treated for income tax purposes as a service provider for Connect HK and earns service fee income on a cost-plus basis.
The Group did not recognize deferred income tax assets for the cumulative tax losses and deductible temporary differences that amounted to approximately USD 208.1 million, USD 316.4 million and USD 366.8 million as of December 31, 2021, 2022 and 2023, respectively, that can be carried forward against future taxable income. The balance of research and development tax credits for Connect US as of December 31, 2023 is USD 5.9 million, which can be carried forward against future tax liabilities.
As of December 31, 2021, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.
12. Net Loss Per Share
Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 20).
Basic net loss per share is calculated by dividing the net loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding. Basic and diluted net losses per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows.

	Year Ended December 31,
(In thousands, except per share data)	2021	2022	2023
Net loss attributable to owners of the Company	$(202,266)	$(118,091)	$(59,503)
Weighted average number of ordinary shares outstanding	52,177	55,044	55,067
Basic and diluted net loss per share (USD)	$(3.88)	$(2.15)	$(1.08)
Options, preferred shares and Employee Share Purchase Plan ("ESPP") shares are considered potentially dilutive throughout the reporting period. However, since the Group had incurred losses for the years ended December 31, 2021, 2022 and 2023, the potential dilutive shares have an anti-dilutive effect on net loss per share if they are converted to ordinary shares. Thus, diluted net loss per share is equivalent to the basic net loss per share.

13. Property, Plant and Equipment

(In thousands)	Laboratory equipment	Leasehold improvements	Office equipment, furniture and others	Assets under construction[i]	Total
As of January 1, 2021
Cost	$869	$224	$90	$292	$1,475
Accumulated depreciation	(224)	(124)	(64)	—	(412)
Net book value	$645	$100	$26	$292	$1,063
Year ended December 31, 2021
Opening net book value	$645	$100	$26	$292	$1,063
Exchange difference	82	9	3	5	99
Additions	4,636	122	133	3,779	8,670
Transfers	—	378	—	(378)	—
Disposals	(34)	—	(5)	—	(39)
Depreciation	(304)	(126)	(56)	—	(486)
Closing net book value	$5,025	$483	$101	$3,698	$9,307
As of December 31, 2021
Cost	$5,553	$733	$221	$3,698	$10,205
Accumulated depreciation	(528)	(250)	(120)	—	(898)
Net book value	$5,025	$483	$101	$3,698	$9,307

Year ended December 31, 2022
Opening net book value	$5,025	$483	$101	$3,698	$9,307
Exchange difference	(414)	(36)	1	(412)	(861)
Additions	312	65	119	1,455	1,951
Transfers	43	—	—	(43)	—
Depreciation	(494)	(151)	(78)	—	(723)
Impairment loss[i]	—	—	—	(4,698)	(4,698)
Closing net book value	$4,472	361	$143	$—	$4,976
As of December 31, 2022
Cost	$5,494	$762	$341	$—	$6,597
Accumulated depreciation	(1,022)	(401)	(198)	—	(1,621)
Net book value	$4,472	$361	$143	$—	$4,976

Year ended December 31, 2023
Opening net book value	$4,472	$361	$143	$—	$4,976
Exchange difference	(73)	(3)	—	—	(76)
Additions	83	—	—	—	83
Disposals	(1)	—	(1)	—	(2)
Depreciation	(494)	(131)	(82)	—	(707)
Closing net book value	$3,987	$227	$60	$—	$4,274
As of December 31, 2023
Cost	$5,503	$759	$340	$—	$6,602
Accumulated depreciation	(1,516)	(532)	(280)	—	(2,328)
Net book value	$3,987	$227	$60	$—	$4,274
(i)    The Group terminated a plan to build a facility for research and development laboratory, manufacturing and office use in the Taicang High-Tech Industrial Development Zone and recognized net impairment losses on the construction in process of USD 4.7 million for the year ended December 31, 2022.

14. Other Non-Current Assets

	As of December 31,
(In thousands)	2022	2023
Deductible value-added tax	$159	$108
Prepayments for purchase of non-current assets	59	—
Others	34	24
	$252	$132
15. Right-of-Use Assets and Leases
Amounts recognized in the consolidated balance sheets was as follows:
(a)Right-of-use assets

(In thousands)	Land use rights[i]	Office rent	Total
Net book amount as of January 1, 2021	$—	$142	$142
Additions	3,442	80	3,522
Depreciation	(46)	(95)	(141)
Exchange difference	53	4	57
Net book amount as of December 31, 2021	3,449	131	3,580
Additions	—	514	514
Depreciation	(66)	(233)	(299)
Exchange difference	(290)	(11)	(301)
Net book amount as of December 31, 2022	3,093	401	3,494
Additions	—	305	305
Depreciation	(22)	(250)	(272)
Government repurchase	(3,108)	—	(3,108)
Exchange difference	37	(3)	34
Net book amount as of December 31, 2023	$—	$453	$453
As of December 31, 2023
Cost	—	1,193	1,193
Accumulated depreciation	—	(740)	(740)
Net Book value	$—	$453	$453
(i)    During the year ended December 31, 2021, the addition of land use rights was related to payments to acquire long-term interest in the usage of land in Taicang, Jiangsu Province, PRC as stated in the land use right certificate. The Company paid an aggregate of USD 3.4 million for the land use rights during 2021. During the year ended December 31, 2022, the Group terminated its construction project to build facilities on the land.
In April 2023, the Jiangsu Taicang HIDC, and Connect SZ entered into an agreement for the Jiangsu Taicang HIDC to repurchase from Connect SZ the land use rights at the original purchase price and to terminate the Land Use Agreement and the relevant provisions of the Investment Agreement. The cancellation registration of the land use rights was completed in April 2023 and the Company received the repurchase price of USD 3.1 million in September 2023.

(b)Lease liabilities
We lease a research, development and administration facility in Taicang, Jiangsu Province, PRC, which expires on April 30, 2026, and lease an executive and administration office in San Diego, California, which expires in April 2025. The following tables provide information regarding these leases.

	As of December 31,
(In thousands)	2022	2023
Non-current	$245	$180
Current	186	285
	$431	$465
Amounts recognized in the consolidated statements of loss in addition to the right-of-use asset depreciation expense are as follows:

	For the year ended December 31,
(In thousands)	2021	2022	2023
Interest expense	$7	$21	$23
Expense relating to short-term leases (included in administrative expenses and research and development expenses)	2	—	—
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in administrative expenses and research and development expenses)	9	—	—
	$18	$21	$23
The total cash outflow for leases for the years ended December 31, 2021, 2022 and 2023 was USD 0.1 million, USD 0.2 million and USD 0.3 million, respectively.
16. Financial Instruments by Category

Financial assets	Financial assets at FVOCI	Financial assets at amortized cost	Financial assets at FVTPL	Total financial assets
As of December 31, 2022
(In thousands)
Other receivables	$—	$283	$—	$283
Financial assets at fair value through other comprehensive income	82,847	—	—	82,847
Cash and cash equivalents	—	60,642	18,368	79,010
	$82,847	$60,925	$18,368	$162,140

Financial assets	Financial assets at FVOCI	Financial assets at amortized cost	Financial assets at FVTPL	Total financial assets
As of December 31, 2023
(In thousands)
Other receivables	$—	$229	$—	$229
Financial assets at fair value through other comprehensive income	12,646	—	—	12,646
Cash and cash equivalents	—	27,690	78,317	106,007
	$12,646	$27,919	$78,317	$118,882

Financial Liabilities	Financial liabilities at amortized cost
As of December 31, 2022
(In thousands)
Other payables	$1,353
Trade payables	11,937
Lease liabilities	431
$13,721

Financial Liabilities	Financial liabilities at amortized cost
As of December 31, 2023
(In thousands)
Other payables	$1,083
Trade payables	7,660
Lease liabilities	465
$9,208
17. Other Receivables and Prepayments

	As of December 31,
(In thousands)	2022	2023
Prepayment for clinical trials and drug manufacturing services	$2,710	$1,732
Prepaid expenses	369	357
Deposits	51	51
Others	232	178
	$3,362	$2,318

18. Financial Assets at Fair Value
(a)Financial Assets at Fair Value Through Other Comprehensive Income
Financial assets at FVOCI comprise of investments in debt securities where the contractual cash flows are solely principal and interest and the objective of the Group’s business model is achieved by collecting contractual cash flows and selling financial assets. Financial assets at FVOCI consist of investments in the following:

	December 31,
(In thousands)	2022	2023
Non-current assets
U.S. Treasury bills	$1,686	$—
Listed bonds	7,754	—
	9,440	—
Current assets
U.S. Treasury bills	38,983	1,750
Government agency bond	1,201	3,953
Listed bonds	7,571	—
Unlisted debt securities[i]	25,652	6,943
	$73,407	$12,646

(i)Unlisted debt securities comprise of investments in commercial paper of financial institutions.
On disposal of debt investments, any related balance within the FVOCI reserve is reclassified to other (losses)/gains within profit or loss. Maturities of debt investments recorded at FVOCI totaled USD 92.9 million during the year ended December 31, 2023.

	Year Ended December 31,
	2022	2023
(In thousands)
Interest income recognized in profit and loss related to debt investments	$1,352	$2,030
(Losses)/gains recognized in other comprehensive income related to debt investments	$(365)	$354
Financial assets at FVOCI are reflected as Level 1 and 2 instruments, as short-term and long-term investments. As of December 31, 2023, the Group had USD 12.6 million of FVOCI short-term investments. The following amounts table presents changes in Level 1 and 2 instruments of short-term and long-term investments for debt investments at FVOCI:

	Year Ended December 31,
(In thousands)	2022	2023
Financial assets at fair value through other comprehensive income
Opening balance	$—	$82,847
Additions	109,608	31,028
Settlements (including coupon interest received)	(27,748)	(103,613)
Accrued interest	482	327
Discount accreted	870	1,703
Change in fair value debited to other comprehensive income[i]	(365)	354
Exchange difference		—
Closing balance	$82,847	$12,646

(i).    Includes unrealized gains / (losses) recognized in other comprehensive income attributable to balances held at the end of the reporting period.
Information about the methods and assumptions used in determining fair value is provided in Note 3. Impairment on financial assets at FVOCI is measured based on expected losses and changes in credit risk and recognized into profit and loss when determined. As of December 31, 2023, no impairment has been recognized on debt investments at FVOCI. All of the financial assets at FVOCI are denominated in USD.
(b)Financial Assets at Fair Value Through Profit or Loss
Financial assets at FVTPL comprise of investments in wealth management products and investments in money market funds.
Investments in wealth management products are reflected as Level 3 instruments, as short-term investments. The following table presents the changes in Level 3 instruments of short-term investments in wealth management products:

	Year Ended December 31,
(In thousands)	2022	2023
Financial assets at fair value through profit or loss
Opening balance	$—	$—
Additions	6,456	1,573
Settlements	(6,478)	(1,578)
Fair value gains recognized in profit or loss (Note 9)	22	5
Closing balance	$—	$—
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
Investments in money market funds are reflected as Level 1 instruments, as cash equivalents. As of December 31, 2023, the Group had USD 78.3 million of money market investments included in cash equivalents. The following table presents the changes in Level 1 instruments of money market funds included in cash equivalents for the year ended December 31, 2023.

	Year Ended December 31,
(In thousands)	2022	2023
Financial assets at fair value through profit or loss
Opening balance	$—	$18,368
Additions	97,526	103,613
Settlements (including coupon interest received, net of fees)	(79,406)	(46,167)
Investment income credited to profit or loss	248	2,503
Closing balance	$18,368	$78,317
The carrying amounts of the Group’s other financial assets and liabilities, including cash, other receivables, trade payable and other payables, approximate their fair values.

19. Cash and Cash Equivalents

	As of December 31,
(In thousands)	2022	2023
Cash at bank
- USD deposits	$50,739	$10,767
- RMB deposits	9,169	15,614
- Australian Dollar deposit	734	1,309
Cash equivalents[i]	18,368	78,317
	$79,010	$106,007
(i)Due to their high liquidity, investments in money market funds and short-term investments, with original maturities of 90 days or less and subject to insignificant risk of changes in value, are classified as cash equivalents. Accordingly, these cash equivalents are recorded at their fair value, with their changes in fair value reflected in profit or loss (see Note 18(b)).
Cash equivalents denominated in USD are held with banks in the U.S.
Cash at bank located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC are placed in sweep accounts that earn annualized yields up to 4.2%.
Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the PRC Government.
20. Share Capital
Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares with a par value of USD 0.0001 each in the authorized share capital of the Company (including all issued and unissued shares) were consolidated into one share with a par value of USD 0.000174 each. Therefore, the authorized share capital of the Company was changed from USD 50,000 to USD 76,560. The authorized share capital of the Company as of December 31, 2023 was USD 76,560.

	Number of Ordinary Shares	Share Capital	Share Premium	Total
(In thousands, except share data)
As of January 1, 2021	19,653,791	$3	$6,012	$6,015
Issuance of ordinary shares[i]	12,937,500	2	200,630	200,632
Conversion from preferred shares to ordinary shares (Note 25)	24,791,804	5	421,456	421,461
Repurchase of ordinary sharesii	(20,765)	—	—	—
Issuance of shares to Co-Foundersiii	121,080	—	218	218
Exercise of stock options	—	—	327	327
As of December 31, 2021	57,483,410	10	628,643	628,653
Issuance of ordinary shares[v]	25,468	—	18	18
Shares surrendered and cancellediv	(60,540)	—	—	—
As of December 31, 2022	57,448,338	10	628,661	628,671
Issuance of ordinary shares[v]	60,207	—	44	44
Exercise of stock options	—	—	2	2
As of December 31, 2023	57,508,545	$10	$628,707	$628,717
(i)In March 2021, 12,937,500 ADSs (representing 12,937,500 ordinary shares, including the exercise of the option by the underwriters in full to purchase additional ADSs) were offered by the Company in connection with its listing on Nasdaq, and the proceeds received were USD 219.9 million. The Company incurred issuance costs of USD 19.3 million in connection with this offering.
(ii)In March 2021, at the request of one co-founder, the Company repurchased 20,765 ordinary shares from him for a consideration of USD 0.4 million for the payment of employee withholding taxes related to share-based awards, then such shares were cancelled accordingly.
(iii)Pursuant to the Company’s shareholder agreement in effect as of the completion of the Series C financing (see Note 23), each of the Company’s founders was entitled to two or more votes to ensure the Co-Founders control the majority of the votes under certain circumstances.
(iv)In May 2022, a related party surrendered 60,540 ordinary shares for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Company did not enter into any agreement or commitment for future consideration or compensation.
(v)On November 1, 2022, the 25,468 shares were issued under the 2021 ESPP Plan. On May 1, 2023 and November 1, 2023, 30,312 and 29,895, respectively, shares were issued under the 2021 ESPP Plan.
21. Treasury Shares
Treasury shares were previously held by Connect Union for the purpose of issuing shares under 2019 Stock Incentive Plan in 2019 and 2020. All the Company’s ordinary shares held by Connect Union were surrendered to the Company in September 2021. As of December 31, 2021, 2022 and 2023, there were 2,407,091, 2,407,091 and 2,405,591 treasury shares, respectively.
22. Reserves
(a)Share-based compensation reserves
The share-based compensation reserves represent the fair value of unexercised options granted to employees recognized in accordance with the accounting policy adopted for equity-settled share-based payments described in Note 2.10 to the financial statements.
(b)Other reserves
Other reserves mainly represent the reserve transferred from share-based compensation reserve upon exercise of share options and foreign currency translation reserve described in Note 2.5(c).
(c)Statutory reserves
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
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Restricted net assets including paid-in capital and statutory reserve funds of the Company’s PRC subsidiaries was USD 33.2 million as of December 31, 2022 and USD 14.2 million as of December 31, 2023.
23. Share-Based Compensation
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
2021 Stock Incentive Plan
The Group adopted 2021 Stock Incentive Plan (“2021 Plan”) effective on the day of effectiveness of its IPO. Awards granted under the 2021 Plan may be either stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”), restricted stock awards (“RSA”) or dividend equivalent right ("DER”). The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is (1) 6,000,000 ordinary shares, plus (2) any ordinary shares that were, as of the effective date of the 2021 Plan, (i) available for issuance under the 2019 Plan or (ii) subject to outstanding awards under the 2019 Plan that become available for issuance under the 2021 Plan thereafter in accordance with its terms. The number of ordinary shares initially available for issuance will be increased on the first day of each of our fiscal years during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the least of (i) 5.0% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year; or (ii) such lesser number of shares as may be determined by the Company’s board of directors. Our board of directors determined that the increase under the 2021 Plan for the fiscal years beginning January 1, 2023 and 2024, to be 2.5% and 5.0%, respectively, of our outstanding shares as determined on December 31, 2022 and 2023, respectively. In no event will more than 60,000,000 shares be issuable upon the exercise of incentive share options (within the meaning of Section 422 of the U.S. Internal Revenue Code) under the 2021 Plan.
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
During the year ended December 31, 2021, the Company granted a total of 2,403,660 options which contain 897,660 options from the 2019 Plan and 1,506,000 options from the 2021 Plan. During the years ended December 31, 2022 and 2023, the Company granted 2,986,547 and 2,324,087, respectively, options from the 2021 Plan.
As of December 31, 2023, the Group has reserved 5,278,658 shares available to grant under the 2021 Plan.
2021 Employee Share Purchase Plan
The Group adopted the 2021 Employee Share Purchase Plan (“2021 ESPP”) and began implementation in May 2022. A total of 600,000 ordinary shares were initially reserved for issuance under the 2021 ESPP Plan. On the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of shares available for issuance under the 2021 ESPP Plan shall be increased by that number of shares equal to the lesser of 1.0% of the aggregate number of ordinary shares of the Group outstanding on the final day of the immediately preceding calendar year or such smaller number of shares as determined by the Groups board of directors. Our board of directors did not approve any increases to the number of shares available for 2021 ESPP issuances for the fiscal years beginning January 1, 2023 and 2024.

An offering was made under the 2021 ESPP starting May 1, 2022, for the Section 423 component of the plan with the following key provisions: eligible employees are granted rights to purchase ordinary shares, which can be funded through payroll deductions that cannot exceed 15% of each employee’s compensation. The 2021 ESPP generally provides for a 24-month offering period, which includes four six-month purchase periods. At the end of each purchase period, eligible employees are permitted to purchase ordinary shares at 85% of the lower of fair market value at the beginning of the offering period or fair market value at the end of the purchase period. The first offering period began on May 1, 2022, followed by the next offering period every six months. During the year ended December 31, 2022, employees purchased 25,468 shares at a weighted average discounted price of $0.74 and the Group recorded share-based compensation expense of USD 39 thousand with respect to the 2021 ESPP. During the year ended December 31, 2023, employees purchased 60,207 shares at a weighted average discounted price of $0.73 and the Group recorded share-based compensation expense of USD 14 thousand with respect to the 2021 ESPP.
The options activities under 2019 and 2021 Plans (after the Share Consolidation) for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Number of options	Weighted average exercise price per share option
Options outstanding as of January 1, 2021	1,665,883
Granted	2,403,660	$13.76
Exercised	(163,773)	$0.96
Forfeited[i]	(157,381)	$14.76
Options outstanding as of December 31, 2021	3,748,389
Granted	2,986,547	$3.44
Forfeited[i]	(1,631,309)	$9.61
Options outstanding as of December 31, 2022	5,103,627
Granted	2,324,087	$1.12
Exercised	(1,500)	$0.75
Forfeited[i]	(878,593)	$5.31
Options outstanding as of December 31, 2023	6,547,621
Options exercisable as of December 31, 2023	3,019,701
The weighted average remaining contractual life of options outstanding as of December 31, 2021, 2022 and 2023 was 9.2, 8.7 and 8.2 years, respectively.
(i)The options were forfeited when the employment terminated.
Fair value of options granted under stock incentive plans and shares under 2021 ESPP
Prior to the completion of the IPO, the Company determined its equity value which was estimated using the hybrid method and adopted the allocation model to determine the fair value of its underlying ordinary shares. After the completion of the IPO, the fair value of the share options is estimated based on the fair market value of the Company’s underlying ordinary shares at the grant date.
Based on the fair value of underlying ordinary shares, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Separately, the Group used the Black-Scholes option-pricing model to determine the fair value of ESPP compensation expense calculation as of the grant date. As of December 31, 2023, the amounts withheld from employees’ paychecks totaled USD 14 thousand, which is recorded in Other payables and accruals within Current liabilities. Key assumptions for the options granted for the periods and ESPP compensation are set forth below:

	Stock Incentive Plan			ESPP
	Year Ended December 31,			Year Ended December 31,
	2021	2022	2023	2022	2023
Weighted average exercise price during the year	$13.80	$3.44	$1.12	(i)	(ii)
Grant date share price	$4.30~$23.30	$0.75~$4.91	$0.77~$1.29	$0.86~$1.86	$1.05
Risk-free interest rate	1.2%~1.7%	1.9%~3.4%	3.6%~4.4%	1.5%~4.8%	4.1%~5.1%
Expected volatility	60.5%~62.2%	61.4%~62.0%	59.3%~60.1%	51.1%~60.2%	47.0%~52.3%
Option life	10 years	10 years	10 years	0.5~2.0 years	0.5~2.0 years
Expected early exercise multiple	2.2	2.2~2.8	2.2~2.8	N/A	N/A
Dividend yield	Nil	Nil	Nil	Nil	Nil
Forfeiture rate	3.0%-9.6%	3.0%-10.8%	*8.3%-12.3%	3.0%	3.0%-5.0%
Weighted average fair value granted during the year	$10.60	$1.98	$0.64	$0.71	$0.40
*During the year ended December 31, 2023, the forfeiture rates for executives ranged from 8.3% to 12.3% and for all other employees ranged between 9.5% to 11.7%.
(i)Discounted ESPP price for issued shares during the year ended December 31, 2022 was $0.74.
(ii)Discounted ESPP prices for issued shares during the year ended December 31, 2023 was $0.73 and $0.89.
The Group adopted the average volatility of the comparable companies as the proxy of the expected volatility of the underlying share. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.
Share-based compensation to Co-Founders
Pursuant to the shareholders agreement entered into between the Company and its shareholders, the Company issued a total of 702,278 ordinary shares to its Co-Founders for the achievement of certain R&D milestones up to the completion of the IPO in March 2021. As part of the Share Consolidation during the IPO, these shares have become 403,606 ordinary shares.
Additionally, after the IPO and pursuant to the shareholders agreement, upon achievement of certain R&D milestones, the Company issued 210,682 ordinary shares to its Co-Founders for the year ended December 31, 2021. After the Share Consolidation, these shares have become 121,080 ordinary shares.
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
Share-based compensation to additional Series C preferred shareholder
In conjunction with the additional 3,162,894 Series C preferred shares issued to the final Series C preferred shareholder in December 2020 for a cash consideration of USD 20.0 million, the Group recognized the difference between the cash consideration received from and the fair value of the Additional Series C Preferred Shares on the issuance date as a share-based compensation in the amount of approximately USD 3.1 million for the year ended December 31, 2021.

Share-based compensation expense classification
Share-based compensation expenses included in the consolidated statements of loss for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year Ended December 31,
(In thousands)	2021	2022	2023
Research and development expenses (Note 7)	$4,120	$3,073	$1,437
Administrative expenses (Note 6(ii), Note 7)	4,866	3,834	1,822
	$8,986	$6,907	$3,259
Upon completion of the IPO, all issued and outstanding Additional Series C Preferred Shares were converted to ordinary shares on a one-for-one basis (see Note 25).
24. Other Payables and Accruals

	As of December 31,
(In thousands)	2022	2023
Construction payables	$201	$4
Payroll, welfare and bonus payables	2,148	1,916
Accrued professional service fee	816	645
Others	336	434
	$3,501	$2,999
25. Financial Instruments with Preferred Rights
The Group has completed a series of financings by issuing preferred shares with the following details:

Date of subscription	Round	Number of preferred shares	Subscription consideration
(In thousands)
March 3, 2016	Series Pre-A	3,109	$5,000
January 3, 2017	Series A	8,471	20,000
December 20, 2018	Series B	10,128	55,000
August 21, 2020/December 1, 2020	Series C	21,350	135,000
		43,058	$215,000
After the Share Consolidation, the above number of preferred shares were changed to 24,745,572 and together with additional 46,232 preferred shares as disclosed in the Note 23, the Company’s issued and outstanding preferred shares were 24,791,804 prior to March 19, 2021.
Movements of financial instruments with preferred rights during the year ended December 31, 2021 was as follows:

Fair value
(In thousands)
As of January 1, 2021	$317,473
Change in fair value recognized in profit or loss	103,983
Change in fair value due to foreign currency translation recognized in other comprehensive income	—
Converted to ordinary shares upon IPO	(421,456)
As of December 31, 2021	$—

The Group used the IPO price (USD 17) to determine the fair value of the financial instruments with preferred rights on March 19, 2021. Upon completion of the IPO in March 2021, such preferred shares were converted to ordinary share on a one-for-one basis.
26. Cash Flow Information
(a) Cash used in operations

		Year Ended December 31,
(In thousands)	Notes	2021	2022	2023
Net loss before income tax		$(202,000)	$(117,793)	$(59,383)
Adjustments for:
Interest for lease liabilities	10	7	21	23
Investment income from investments in wealth management products	18(b)	(68)	(22)	(5)
Interest income from investments at fair value through other comprehensive income	18(a)	—	(1,352)	(2,030)
Amortization of intangible assets		7	9	9
Depreciation of property, plant and equipment	13	486	723	707
Depreciation of rights-of-use assets	15	141	299	272
Net impairment losses	13	—	4,698	—
Share-based compensation expenses	23	8,986	6,907	3,259
Net foreign exchange differences	9	516	(1,469)	(367)
Fair value changes of financial instruments with preferred rights	25	103,983	—	—
Loss on disposal of land use rights		—	—	100
Loss on disposal of property, plant and equipment		39	—	—
Changes in working capital
Other receivables and prepayments		(2,306)	4,050	1,044
Other non-current assets		(1,358)	2,698	120
Other payables and accruals		(1,723)	487	(475)
Deferred government grants		—	—	(247)
Contract liabilities	5	—	—	13,320
Trade payables		8,966	(776)	(4,277)
Net cash used in operations		$(84,324)	$(101,520)	$(47,930)
Supplemental Cash Flow Information:

	Year Ended December 31,
(In thousands)	2021	2022	2023
Interest received	$97	$419	$3,204
Income taxes paid	—	462	120

(b) Non-cash investing and financing activities

		Year Ended December 31,
(In thousands)	Notes	2021	2022	2023
Construction payables		$2,631	$201	$4
Fair value changes of financial instruments with preferred rights	25	103,983	—	—
		$106,614	$201	$4
(c) Reconciliation of liabilities arising from financing activities

	Financial instruments with preferred rights	Lease liability
(In thousands)
At January 1, 2021	$317,477	$140
Cash flows	—	(126)
New leases		104
Interest expenses	—	7
Differences of foreign currency translation	(4)	—
Changes in fair value	103,983	—
Conversion to ordinary shares	(421,456)	—
At December 31, 2021	—	125
Cash flows		(222)
New leases	—	507
Interest expenses	—	21
Conversion to ordinary shares		—
At December 31, 2022	—	431
Cash flows	—	(290)
New leases	—	301
Interest expenses	—	23
At December 31, 2023	$—	$465
27. Commitments
Capital commitments
During the year ended December 31, 2022, the Group terminated a plan to build a facility for research and development laboratory, manufacturing and office use in the Taicang High-Tech Industrial Development Zone and recognized net impairment losses on the construction in process of USD 4.7 million (see Note 12). As of December 31, 2022 and 2023, respectively, we have no capital commitments.

28. Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

Names of related parties	Nature of relationship
Hangzhou Simo Company Limited	Entity controlled by a former director of the Company
Frontage Laboratories (Suzhou) Company Limited	Entity controlled by a former director of the Company
Shanghai Tigermed Consulting Company Limited	Entity controlled by a former director of the Company
Hangzhou Tigermed Consulting Company Limited	Entity controlled by a former director of the Company
Beijing Medical Development (Suzhou) Company Limited	Entity controlled by a former director of the Company
As the former director Xiaoping Ye resigned on February 2, 2021, the above companies were no longer considered as related parties for the years ended December 31, 2022 and 2023.
In addition to other related party transactions and balances disclosed elsewhere in this financial information, the following is a summary of significant transactions and balances with related parties during the years ended December 31, 2021, 2022 and 2023 and at December 31, 2022 and 2023.
(a)Interests in subsidiaries of the Company are set out in Note 1.1.
(b) Significant transactions with related parties
The Group had no transactions with related parties for the years ended December 31, 2021, 2022 or 2023.
(c) Balances with related parties
The Group had no balances with related parties at December 31, 2022 or 2023.
(d) Key management personnel compensation

	Year Ended December 31,
	2021	2022	2023
(In thousands)
Wages, salaries and bonuses	$2,872	$2,621	$2,262
Share-based compensation expenses	4,486	2,627	1,410
Welfare, housing funds and other	49	70	57
	$7,407	$5,318	$3,729
The Group accrued USD 0.5 million and USD 0.6 million, as of December 31, 2022 and 2023, respectively, in Other payables and accruals for the annual bonus earned in those years.
(e) Shares repurchase from key management personnel
In March 2021, the Group repurchased 20,765 ordinary shares from one of the co-founders (see Note 20).
(f) Share surrender from key management personnel
In May 2022, a related party surrendered 60,540 ordinary shares for no consideration. The surrendered shares were cancelled. In relation to the share surrender, the Group did not enter into any agreement or commitment for future consideration or compensation (see Note 20).

29. Events After the Reporting Period
In addition to those disclosed elsewhere in these financial statements, the following events occurring after the reporting periods are noted.
From January to April 1, 2024, the Group granted 1,419,667 ordinary share options to its employees and directors with service based vesting conditions and weighted average exercise price of USD 1.18.
Under the License Agreement with Simcere, the Group received the remainder of the upfront fee of 50 million RMB, less VAT of 2.8 million RMB (approximately USD 6.7 million) in the first quarter of 2024 (see Note 5).
30. Restricted net Assets and Parent Company only Condensed Financial Information
The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.
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
The Company performs a test on the restricted net assets of its consolidated subsidiaries (the “Restricted Net Assets”) in accordance with Securities and Exchange Commission Regulation S-X Section 4-08 (e) (3) “General Notes to Financial Statements” and concluded that the condensed financial information for the parent company is required to be presented as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023.
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

(a)Condensed balance sheets

	As of December 31,
(In thousands)	2022	2023
ASSETS
Non-current assets
Interest in a subsidiary	$287,878	$330,947
Financial assets at fair value through other comprehensive income	9,440	—
Total non-current assets	297,318	330,947
Current assets
Cash and cash equivalents	47,972	79,597
Financial assets at fair value through other comprehensive income	73,407	12,646
Other receivables	12,951	12,997
Other current assets	369	356
Total current assets	134,699	105,596
Total assets	$432,017	$436,543
LIABILITIES
Non-current liabilities
Deferred income	$—	$250
Total non-current liabilities	—	250
Current liabilities
Trade payables	—	—
Other payables and accruals	7,330	8,453
Total current liabilities	7,330	8,453
Total liabilities	7,330	8,703
Net assets	424,687	427,840
SHAREHOLDERS’ EQUITY
Share capital	10	10
Share premium	628,661	628,707
Treasury shares	(180)	(180)
Share-based compensation reserves	16,473	19,731
Other reserves	(4,271)	(3,917)
Accumulated losses	(216,006)	(216,511)
Total shareholders’ equity	$424,687	$427,840
(b)Condensed statements of loss

	Year Ended December 31,
(In thousands)	2021	2022	2023
Administrative expenses	$(6,790)	$(6,035)	$(5,112)
Other gain - net	—	248	2,503
Operating loss	(6,790)	(5,787)	(2,609)
Finance (costs)/income - net	—	1,352	2,104
Fair value loss of financial instruments with preferred rights	(103,983)	—	—
Net loss before income tax	(110,773)	(4,435)	(505)
Income tax expense	—	—	—
Net loss for the year	$(110,773)	$(4,435)	$(505)

(c)Condensed statements of cash flows

	Year Ended December 31,
(In thousands)	2021	2022	2023
Net cash used in operating activities	$(4,352)	$(3,437)	$(876)
Net cash (used in)/from investing activities	(104,000)	(178,432)	32,501
Net cash generated from financing activities	202,346	119	—
Net increase/(decrease) in cash and cash equivalents	93,994	(181,750)	31,625
Cash and cash equivalents at the beginning of year	135,728	229,722	47,972
Effects of exchange rate changes on cash and cash equivalents	—	—	—
Cash and cash equivalents at end of year	$229,722	$47,972	$79,597
31. Summary of Other Potentially Material Accounting Policies
This note provides a list of other potentially material accounting policies adopted in the presentation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated.
31.1 Separate financial statements
Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.
Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets.
31.2 Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
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
Shares previously held by Connect Union, which was established for the purpose of holding shares for the share incentive plans, are disclosed as treasury shares.
31.3 Current and deferred income tax
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

(a)Current income tax
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(b)Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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
Investment allowances and similar tax incentives
Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the research and development tax incentive or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. Tax credits that are unused are recognized as deferred tax assets to the extent that it is probable that future taxable profit will be available against which the unused tax credit can be utilized.
31.4 Employee benefits
(a)Short-term obligations
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
(b)Defined contribution plans
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
(c)Housing funds and medical insurance
The PRC employees of the Group are entitled to participate in various government-supervised housing funds and medical insurance. The Group contributes on a monthly basis to these funds based on a certain percentage of the salaries of the employees, subject to certain ceilings. The Group’s liability in respect of these funds is limited to the contribution payable in each period and recognized as employee benefit expense when they are due.
31.5 Right-of-use Assets and Leases
Right-of-use assets comprise of land use rights and office leases.
All land in the PRC is owned by the mainland PRC government. The PRC government may sell land use rights for a specified period of time. The purchase price of land use rights represents lease prepayments to the PRC government and is recorded as right-of-use assets on the balance sheet. The right-of-use assets are amortized over the remaining lease term. In 2021, the Group acquired a land use right in Taicang, Suzhou, China from the PRC government. Subsequently in 2023, the Group terminated its construction project and sold the land use rights back to the PRC government.
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
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:
•fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date;
•amounts expected to be payable by the Group under residual value guarantees;
•the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
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

Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs; and
•restoration costs.
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
31.6 Segment information
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
31.7 Net loss per share
(a)Basic net loss per share
Basic loss per share is calculated by dividing:
•the loss attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares;
•by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares
(b)Diluted net loss per share
Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:
•the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
•the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.